As filed with the Securities and Exchange Commission on April 24, 2026

Securities Act File No. 333-286709
File No. 814-01512

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933     ☒

Pre-Effective Amendment No.    ☐

Post-Effective Amendment No. 12    ☒

Ares Strategic Income Fund

(Exact name of registrant as specified in charter)

245 Park Avenue, 44th Floor

New York, NY 10167

(212) 750-7300

(Address and telephone number, including area code, of principal executive offices)

Ian Fitzgerald

General Counsel

Ares Strategic Income Fund

245 Park Avenue, 44th Floor

New York, NY 10167

(Name and address of agent for service)

COPIES TO:

Monica J. Shilling Van Whiting Kirkland & Ellis LLP 2049 Century Park East, 37th Floor Los Angeles, California 90067 (310) 552-4200	Nicole M. Runyan Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.
☒	immediately upon filing pursuant to paragraph (b) of Rule 486.
☐	on (date) pursuant to paragraph (b) of Rule 486.
☐	60 days after filing pursuant to paragraph (a) of Rule 486.
☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed registration statement.
☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).
☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Explanatory Note

This Post-Effective Amendment No. 12 (the “Amendment”) to the Registration Statement on Form N-2 (File No. 333-286709), dated April 24, 2025, as amended, previously filed by Ares Strategic Income Fund (the “Registrant”) is being filed pursuant to Rule 486(b) under the Securities Act of 1933, as amended, to provide updated financial information and to make certain other non-material changes to the Registrant’s prospectus. This Amendment is organized as follows: (a) Prospectus and (b) Part C Information relating to the Registrant.

No new shares of the Registrant are being registered by this filing. The registration fee was paid in connection with the Registrant’s previous filings.

Prospectus

Ares Strategic Income Fund

Class S, Class D and Class I Shares

Maximum Offering of $15,000,000,000

Ares Strategic Income Fund is a Delaware statutory trust that seeks to invest primarily in first lien senior secured loans, second lien senior secured loans, subordinated secured and unsecured loans, subordinated loans and other types of credit instruments made to or issued by U.S. middle-market companies, which we generally define as companies with annual net income before net interest expense, income tax expense, depreciation and amortization (“EBITDA”) between $10 million and $250 million. We expect that a majority of our investments will be in directly originated loans. For cash management and other purposes, we also invest in broadly syndicated loans and other more liquid credit investments, including in publicly traded debt instruments and other instruments that are not directly originated. Our investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. Throughout the prospectus, we refer to Ares Strategic Income Fund as the “Fund,” “we,” “us” or “our.”

We are a closed-end management investment company organized as a Delaware statutory trust. We have elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”). We are externally managed by our investment adviser, Ares Capital Management LLC (the “investment adviser”). Our investment adviser is a subsidiary of Ares Management Corporation (“Ares” or “Ares Management”), a publicly traded, leading global alternative investment manager. Ares Operations LLC, a subsidiary of Ares, provides certain administrative and other services necessary for us to operate. We have elected to be treated for federal income tax purposes, and intend to qualify annually, as a regulated investment company under the Internal Revenue Code of 1986, as amended.

We are offering on a continuous basis up to $15,000,000,000 of our common shares of beneficial interest, including Class S shares, Class D shares and Class I shares (“Common Shares”). We are offering to sell any combination of three classes of Common Shares with a dollar value up to the maximum offering amount. The share classes have different ongoing shareholder servicing and/or distribution fees. The purchase price per share for each class of Common Shares sold in this offering equals our net asset value (“NAV”) per share, as of the day preceding the effective date of the monthly share purchase. This is a “best efforts” offering, which means that Ares Management Capital Markets LLC, the “intermediary manager” for this offering and an affiliate of our investment adviser, will use its best efforts to sell Common Shares in this offering, but is not obligated to purchase or sell any specific amount of shares in this offering.

Investing in our Common Shares involves a high degree of risk. You should purchase these securities only if you can afford the complete loss of your investment. See “Risk Factors” beginning on page 27 of this prospectus. Also consider the following:

●	We have not identified specific investments that we will make with the proceeds of this offering. As a result, this may be deemed a “blind pool” offering and you will not have the opportunity to evaluate our investments before we make them.
●	You should not expect to be able to sell your Common Shares regardless of how we perform.
●	You should consider that you may not have access to the money you invest for an extended period of time.
●	We do not intend to list our Common Shares on any securities exchange, and we do not expect a secondary market in our Common Shares to develop.
●	Because you may be unable to sell your Common Shares, you will be unable to reduce your exposure in any market downturn.

●	We have a share repurchase program pursuant to which we intend to offer to repurchase, at the discretion of our Board of Trustees, up to 5% of our Common Shares outstanding in each quarter. In addition, to the extent we offer to repurchase our Common Shares in any particular quarter, any such repurchases will be at prices equal to the NAV per share as of the last calendar day of the applicable month designated by our Board of Trustees, except that we deduct 2.00% from such NAV for shares that have not been outstanding for at least one year. Such share repurchase prices may be lower than the price at which you purchase our Common Shares in this offering. If shareholders seek to have an amount of shares repurchased that exceeds the repurchase offer amount, shares will generally be repurchased on a pro rata basis; however, our Board of Trustees may instead choose to amend the repurchase offer and accept for purchase all of our shares that were validly tendered.
●	You will bear varying expenses of the Fund, including organization and ongoing offering expenses, unless otherwise advanced by our investment adviser and not repaid by us pursuant to the terms and conditions of the Expense Support and Conditional Reimbursement Agreement. These expenses, which are our liabilities, will reduce the NAV of Common Shares and you will have to receive a total return at least in excess of those expenses to receive an actual return on your investment. You will also bear upfront placement fees or brokerage commissions, depending on the class of Common Shares you purchase and the selling agent through whom you purchase such Common Shares. See “Fees and Expenses.”
●	An investment in our Common Shares is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program.”
●	An investment in our Common Shares is suitable only for investors with the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in our Common Shares.
●	We cannot guarantee that we will continue to make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. A return of capital is a return of a portion of your original investment in our Common Shares.
●	Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by our investment adviser or its affiliates made pursuant to our Expense Support and Conditional Reimbursement Agreement that may be subject to reimbursement by us to our investment adviser or its affiliates. The repayment of any amounts owed to our investment adviser or our affiliates will reduce our NAV and may reduce future distributions to which you would otherwise be entitled.
●	We use and expect to continue to use leverage, which magnifies the potential for loss on amounts invested in us.
●	We make investments that are rated below investment grade by rating agencies or that would be rated below investment grade if instruments they were rated. Bonds that are rated below investment grade are sometimes referred to as “high yield bonds” or “junk bonds.” Unrated and below investment grade instruments have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value. We intend to invest significantly in junk bonds. See “Prospectus Summary — Q: What types of investments do you make?”

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Securities regulators have also not passed upon whether this offering can be sold in compliance with existing or future suitability or conduct standards including the ‘Regulation Best Interest’ standard to any or all purchasers.

The use of forecasts in this offering is prohibited. Any oral or written predictions about the amount or certainty of any cash benefits or tax consequences that may result from an investment in our Common Shares is prohibited. No one is authorized to make any statements about this offering different from those that appear in this prospectus.

			Proceeds to
	Price to the		Us, Before
	Public(1)	Sales Load(2)	Expenses(3)
Maximum Offering(4)	$15,000,000,000		Up to $15,000,000,000
Class S Shares, per Share	$26.85	None	$5,000,000,000
Class D Shares, per Share	$26.85	None	$5,000,000,000
Class I Shares, per Share	$26.85	None	$5,000,000,000

(1)	Shares of each class of our Common Shares are offered on a monthly basis at a price per share equal to the NAV per share for such class. The table reflects the NAV per share of each class as of March 31, 2026.
(2)	We do not charge investors an upfront sales load with respect to Class S shares, Class D shares or Class I shares. However, if you buy Class S shares, Class D shares or Class I shares through certain selling agents, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amounts as they may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class S shares, a 2.0% cap on NAV for Class D shares and a 2.0% cap on NAV for Class I shares.
(3)	The table assumes that 1/3 of our gross offering proceeds are from the sale of Class S shares, 1/3 of our gross offering proceeds are from the sale of Class D shares and 1/3 of our gross offering proceeds are from the sale of Class I shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from what is shown in the table. Because amounts in the table are estimates, they may not accurately reflect the actual receipt of the gross proceeds from this offering. We and, ultimately, holders of certain classes of our Common Shares, will also pay the following shareholder servicing and/or distribution fees to Ares Management Capital Markets LLC, the intermediary manager, subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares; and (b) for Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fees will be paid with respect to Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We and, ultimately, our common shareholders, will also pay or reimburse organization and offering expenses and, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. FINRA defines “underwriting compensation” as any payment, right, interest, or benefit received or to be received by a participating member from any source for underwriting, allocation, distribution, advisory and other investment banking services in connection with a public offering. The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. See “Plan of Distribution” and “Use of Proceeds.” We and, ultimately, our common shareholders will also pay certain ongoing offering expenses associated with our continuous offering of Common Shares if such ongoing offering costs are (i) paid by us or (ii) advanced by our investment adviser and reimbursed by us subject to certain conditions contained in the Expense Support and Conditional Reimbursement Agreement entered into between us and the investment adviser (the “Expense Support and Conditional Reimbursement Agreement”). Reimbursement by us of expenses advanced by our investment adviser, including organization and initial offering expenses associated with either our initial or continuous offering of Common Shares will reduce our NAV at the time we make such reimbursement payment and may reduce future distributions to which you would otherwise be entitled. As of December 31, 2025, there were approximately $74.6 million of expenses supported by our investment adviser that were eligible for reimbursement pursuant to the Expense Support and Conditional Reimbursement Agreement (not including fees for which our investment adviser has agreed not to seek recoupment). See Note 3 to our consolidated financial statements for the year ended December 31, 2025 for more information about our Expense Support and Conditional Reimbursement Agreement.
(4)	Assumes that all Common Shares currently registered are sold in the continuous offering. The proceeds may differ from that shown if the then-current NAV at which Common Shares are sold varies from that shown and/or additional Common Shares are registered.

This prospectus contains important information about us that a prospective investor should know before investing in our Common Shares. Please read this prospectus before investing and keep it for future reference. We have filed, and will continue to file annual, quarterly and current reports, proxy statements and other information about us with the SEC, and additional information about the Registrant will be filed with the SEC and will be available upon written or oral request and without charge. This information, including any annual, quarterly and current reports, will be available free of charge by contacting Ares Management Capital Markets LLC at 1200 17th Street, 29th Floor, Denver, Colorado 80202, by telephone at (888) 310-9352, by sending an e-mail to us at wmsoperations@aresmgmt.com or on our website at https://www.areswms.com/solutions/asif/. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. The SEC also maintains a website at http://www.sec.gov, which contains such information.

The date of this prospectus is April 24, 2026

SUITABILITY STANDARDS

Common Shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for initial shareholders in this offering which require that a purchaser of shares have either:

●	a gross annual income of at least $70,000 and a net worth of at least $70,000; or
●	a net worth of at least $250,000.

For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

Certain states have established suitability standards in addition to the minimum income and net worth standards described above. Common Shares will be sold to investors in these states only if they meet the additional suitability standards set forth below.

Alabama Investors.    Investors residing in Alabama must have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (b) a minimum net worth of $350,000. For these purposes, “net worth” shall be determined exclusive of such investor’s home, home furnishings, and automobiles. In addition, Alabama investors must limit their aggregate investment in ASIF and other non-traded direct participation programs to 10% of their liquid net worth at the time of their investment. This concentration limit shall not apply to investments made as a result of participation in a distribution reinvestment plan. For these purposes, “liquid net worth” is defined as that portion of net worth consisting of cash, cash equivalents, and readily marketable securities. The foregoing concentration limit does not apply to any investor that is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).

California Investors.    California residents may not invest more than 10% of their liquid net worth in us and must have either (a) a liquid net worth of $350,000 and annual gross income of $65,000 or (b) a liquid net worth of $500,000.

Idaho Investors.    Purchasers residing in Idaho must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in us shall not exceed 10% of their liquid net worth.

Iowa Investors.    Investors residing in Iowa must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000. In addition, investors residing in Iowa who are not “accredited investors” as defined in Regulation D under the Securities Act, may not invest more than 10% of their net worth in our Common Shares and the common stock of other non-traded BDCs.

Kansas Investors.    The Securities Commissioner of Kansas recommends that Kansas investors limit their aggregate investment in our securities and other similar investments to not more than 10 percent of their liquid net worth. Liquid net worth shall be defined as that portion of the purchaser’s total net worth that is comprised of cash, cash equivalents, and readily marketable securities, as determined in conformity with U.S. generally accepted accounting principles (“GAAP”).

Kentucky Investors.    A Kentucky investor may not invest more than 10% of its liquid net worth in us or our affiliates. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.

Maine Investors.    The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts Investors.    Massachusetts investors may not invest more than 10% of their liquid net worth in this offering, in public, non-traded business development companies, in public, non-traded real estate investment trusts, and other illiquid direct participation programs.

i

Missouri Investors.    In addition to the suitability standards set forth above, no more than ten percent (10%) of any one (1) Missouri investor’s liquid net worth shall be invested in the securities being registered in this offering.

Nebraska Investors.    In addition to the suitability standards set forth above, Nebraska investors must limit their aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act are not subject to the foregoing investment concentration limit.

New Jersey Investors.    New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $100,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs, and commodity pools (each, a “DIP Category”), but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of an investor’s liquid net worth. However, New Jersey investors who are accredited investors, as defined at N.J.S.A. 49:3-49(p), may not invest more than ten percent (10%) of their liquid net worth in each DIP Category.

New Mexico Investors.    In addition to the general suitability standards listed above, a New Mexico investor may not invest, and we may not accept from an investor more than ten percent (10%) of that investor’s liquid net worth in shares of us, our affiliates and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

North Dakota Investors.    Investors residing in North Dakota who are not “accredited investors” as defined in Regulation D under the Securities Act must have a net worth of at least ten times their investment in our Common Shares.

Ohio Investors.    It is unsuitable for Ohio residents to invest more than 10% of their liquid net worth in the issuer, affiliates of the issuer and in any other non-traded business development company. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles, minus total liabilities) comprised of cash, cash equivalents and readily marketable securities. This condition does not apply, directly or indirectly, to federally covered securities.

Oklahoma Investors.    Purchasers residing in Oklahoma may not invest more than 10% of their liquid net worth in us.

Oregon Investors.    In addition to the suitability standards set forth above, Oregon investors may not invest more than 10% of their liquid net worth. Liquid net worth is defined as net worth excluding the value of the investor’s home, home furnishings and automobile.

Pennsylvania Investors.    Investors residing in Pennsylvania may not invest more than 10% of their net worth in our Common Shares.

Puerto Rico Investors.    Purchasers residing in Puerto Rico may not invest more than 10% of their liquid net worth in us, our affiliates and other non-traded business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.

Tennessee Investors.    Investors residing in Tennessee who are not “accredited investors” as defined in Regulation D under the Securities Act may not invest more than 10% of their net worth in our Common Shares.

Vermont Investors.    Investors residing in Vermont who are not “accredited investors” as defined in Regulation D under the Securities Act may not purchase an amount of shares in this offering that exceeds 10% of their liquid net worth.

Our investment adviser, those selling shares on our behalf and participating brokers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objective and must maintain records for at least six years after the information is used to determine that an investment in our Common Shares is suitable and appropriate for each investor. In making this determination, our investment adviser, the participating broker, registered investment adviser, authorized representative or other person selling shares will, based on a review of the information provided by the investor, consider whether the investor:

●	meets the minimum income and net worth standards established in the investor’s state;
●	can reasonably benefit from an investment in our Common Shares based on the investor’s overall investment objective and portfolio structure;
●	is able to bear the economic risk of the investment based on the investor’s overall financial situation, including the risk that the investor may lose its entire investment; and
●	has an apparent understanding of the following:
●	the fundamental risks of the investment;
●	the lack of liquidity of our Common Shares;
●	the background and qualifications of our investment adviser; and
●	the tax consequences of the investment.

In addition to investors who meet the minimum income and net worth requirements set forth above, our Common Shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the Investment Company Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.

In addition to the suitability standards established herein, (i) a participating broker may impose additional suitability requirements and investment concentration limits to which an investor could be subject and (ii) various states may impose additional suitability standards, investment amount limits and alternative investment limitations.

Brokers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for brokers and establishes a “best interest” obligation for brokers and their associated persons when making recommendations of any securities transaction or investment strategy involving securities to a retail customer. The obligations of Regulation Best Interest are in addition to, and may be more restrictive than, the suitability requirements listed above. When making such a recommendation to a retail customer, a broker must, among other things, act in the best interest of the retail customer at the time a recommendation is made, without placing its interests ahead of its retail customer’s interests. A broker may satisfy the best interest standard imposed by Regulation Best Interest by meeting disclosure, care, conflict of interest and compliance obligations. In addition, brokers are required to provide retail investors a brief relationship summary, or Form CRS, that summarizes for the retail investor key information about the broker. Form CRS is different from this prospectus, which contains regarding this offering and us. Investors should refer to the prospectus for detailed information about this offering before deciding to purchase Common Shares. Currently, there is no administrative or case law interpreting Regulation Best Interest and the full scope of its applicability on brokers participating in our offering cannot be determined at this time.

ABOUT THIS PROSPECTUS

Please carefully read the information in this prospectus and any accompanying prospectus supplements, which we refer to collectively as the “prospectus.” We have not authorized anyone to provide any information other than that contained in this prospectus or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

We disclose the NAV per share of each class of our Common Shares for each month when available on our website at https://www.areswms.com/solutions/asif/. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

The words “we,” “us,” “our” and the “Fund” refer to Ares Strategic Income Fund, together with its consolidated subsidiaries.

Unless otherwise noted, numerical information relating to Ares is approximate as of December 31, 2025.

Citations included herein to industry sources are used only to demonstrate third-party support for certain statements made herein to which such citations relate. Information included in such industry sources that do not relate to supporting the related statements made herein are not part of this prospectus and should not be relied upon.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements included in this prospectus and any accompanying prospectus supplement, constitute forward-looking statements, which relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus, any accompanying prospectus supplement and other information incorporated herein by reference involve a number of risks and uncertainties, including statements concerning:

●	our, or our portfolio companies’, future business, operations, operating results or prospects;
●	the return or impact of current and future investments;
●	the impact of a protracted decline in the liquidity of credit markets on our business;
●	changes in the general economy, including those caused by tariffs and trade disputes with other countries, changes in inflation and risk of recession;
●	fluctuations in global interest rates;
●	the impact of changes in laws or regulations (including the interpretation thereof), including tax laws, governing our operations or the operations of our portfolio companies or the operations of our competitors;
●	the valuation of our investments in portfolio companies, particularly those having no liquid trading market;
●	our ability to recover unrealized losses;
●	our ability to deploy any capital raised in this offering;
●	market conditions and our ability to access different debt markets and additional debt and equity capital and our ability to manage our capital resources effectively;
●	our contractual arrangements and relationships with third parties;
●	political and regulatory conditions that contribute to uncertainty and market volatility including the impact of any prolonged U.S. government shutdown as well as the legislative, regulatory, trade, immigration and other policies associated with the current U.S. presidential administration;
●	the impact of supply chain constraints on our portfolio companies and the global economy;
●	uncertainty surrounding global financial stability;
●	ongoing conflicts in the Middle East and the Russia-Ukraine war, including the potential for volatility in energy prices and other commodities and their impact on the industries in which we invest;
●	an increase in negative global media coverage relating to the private credit industry;
●	the disruption of global shipping activities;
●	the financial condition of our current and prospective portfolio companies and their ability to achieve their objectives;
●	the impact of information technology system failures, data security breaches, data privacy compliance, network disruptions, and cybersecurity attacks;

v

●	the impact of global health crises on our or our portfolio companies’ business and the U.S. and global economy;
●	our ability to anticipate and identify evolving market expectations with respect to environmental, social and governance matters, including the environmental impacts of our portfolio companies’ supply chain and operations;
●	our ability to successfully complete and integrate any acquisitions;
●	the outcome and impact of any litigation or regulatory proceeding;
●	the adequacy of our cash resources and working capital;
●	the timing, form and amount of any distributions;
●	the timing of cash flows, if any, from the operations of our portfolio companies;
●	the ability of our investment adviser to locate suitable investments for us and to monitor and administer our investments; and
●	our anticipated use of the net proceeds from this offering.

We use words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “seeks,” “estimates,” “will,” “should,” “could,” “would,” “likely,” “may” and similar expressions to identify forward-looking statements, although not all forward-looking statements include these words.

You should not place undue reliance on these forward-looking statements, which are based on information available to us as of the date of this prospectus or any prospectus supplement or other information incorporated herein by reference, as applicable. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

The forward-looking statements in this prospectus are excluded from the safe harbor protection provided by Section 27A of Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our actual results and condition could differ materially from those implied or expressed in the forward-looking statements or from our historical performance for any reason, including the factors set forth in “Risk Factors” and the other information included in this prospectus and any accompanying prospectus supplement, including the documents we incorporate by reference herein and therein.

PROSPECTUS SUMMARY

This prospectus summary highlights certain information contained elsewhere in this prospectus. This is only a summary and it may not contain all of the information that is important to you. Before deciding to invest in this offering, you should carefully read this entire prospectus, including the “Risk Factors” section. Except where the context suggests otherwise, the terms “we,” “us,” “our,” “the Fund” and “Ares Strategic Income Fund” refer to Ares Strategic Income Fund and its consolidated subsidiaries; “Ares Capital Management” and “our investment adviser” refer to Ares Capital Management LLC; “Ares Operations” and “our administrator” refer to Ares Operations LLC; and “Ares” and “Ares Management” refer to Ares Management Corporation and its affiliated companies (other than portfolio companies and its affiliated funds) and “Ares funds” refers to investment funds, partnerships, limited liability companies, corporations or similar investment vehicles, clients, the assets or investments for the account of any client, or separate account for which, in each case. Ares or one or more of its affiliated companies, including our investment adviser acts as general partner, manager, managing member, investment adviser, sponsor or in a similar capacity.

Q:	Who are Ares and the Ares Credit Group?

Our investment adviser, Ares Capital Management LLC, is a subsidiary of Ares, a publicly traded, leading global alternative investment manager with $622.5 billion of assets under management2, and over 4,250 employees in over 55 offices in more than 25 countries as of December 31, 2025. Since its inception in 1997, Ares has adhered to a disciplined investment philosophy that focuses on delivering strong risk-adjusted investment returns through market cycles. Ares believes each of its distinct but complementary investment groups in credit, real assets, private equity and secondaries is a market leader based on assets under management and investment performance. Ares was built upon the fundamental principle that each group benefits from being part of the broader platform. We believe that Ares creates value for its stakeholders not only through investment performance, but also by expanding product offerings, enhancing distribution channels, increasing global presence, investing in non-investment functions, securing strategic partnerships and completing strategic acquisitions and portfolio purchases.

Our investment adviser sits within the Ares Credit Group, a leading manager of liquid and illiquid credit strategies across the non-investment grade credit universe, with approximately $406.9 billion of assets under management1 as of December 31, 2025. Ares is one of the largest self-originating direct lenders to the U.S. and European middle markets, providing one-stop financing solutions for small-to-medium sized companies, which we believe are underserved by traditional lenders.

The graphic below illustrates the spectrum of liquid and illiquid credit strategies currently managed by the Ares Credit Group. Our objective is to bring the Ares Credit Group’s leading credit investment platform to the Fund, together with the broader Ares integrated groups across credit, private equity, real assets and secondaries. Although we have the flexibility to invest in all of Ares Credit Group’s investment strategies identified in the graphic below, our investment strategies and investments across those strategies may vary from Ares Credit Group’s over time, perhaps materially. See “Investment Objective and Strategies” for more information about our investment strategies. Our investments are subject to a number of risks. See “Risk Factors.”

2	As of December 31, 2025, such assets under management included approximately $14.6 billion managed by Ivy Hill Asset Management, L.P. (“IHAM”), an SEC-registered investment adviser and a wholly owned portfolio company of Ares Capital Corporation, a publicly traded BDC managed by our investment adviser.

Q:	What is a business development company, or BDC?

BDCs are closed-end funds that elect to be regulated as BDCs under the Investment Company Act. As such, BDCs are subject to only certain sections of, and rules under, the Investment Company Act, as well as the Securities Act and the Exchange Act. BDCs typically invest in private or certain public companies in the form of debt or equity capital, with the goal of generating current income and/or capital appreciation. BDCs can be internally or externally managed and may qualify to elect to be taxed as regulated investment companies (“RICs”) for federal tax purposes if they so choose. BDCs are subject to certain restrictions applicable to investment companies under the Investment Company Act. As a BDC, at least 70% of our assets must be the type of “qualifying” assets listed in Section 55(a) of the Investment Company Act, as described herein, which are generally privately offered loans, equity and debt securities issued by U.S. private or certain public companies. See “Investment Objective and Strategies — Regulation as a BDC.”

Q:	What is a regulated investment company, or RIC?

We have elected to be treated for federal income tax purposes, and intend to qualify annually, as a RIC under the Internal Revenue Code of 1986, as amended (the “Code”).

In general, a RIC is a company that:

●	is a BDC or registered investment company that combines the capital of many investors to acquire securities;
●	offers the benefits of a securities portfolio under professional management;
●	satisfies various requirements of the Code, including an asset diversification requirement; and
●	is generally not subject to U.S. federal corporate income taxes on its net taxable income that it currently distributes to its shareholders, which substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally results from investments in a C corporation.
Q:	What is a non-exchange traded, perpetual-life BDC?

A non-exchange traded BDC is a BDC whose shares are not listed for trading on a stock exchange or other securities market. We use the term “perpetual-life BDC” to describe an investment vehicle of indefinite duration that does not intend to complete a liquidity event within any specific time period, if at all, and whose common shares are intended to be sold by the BDC monthly on a continuous basis at a price generally equal to the BDC’s monthly NAV per share. In our perpetual-life structure, we have a share repurchase program pursuant to which we intend to offer to repurchase, at the discretion of our board of trustees (the “Board of Trustees” and each member of the Board of Trustees, a “Trustee”), up to 5% of our Common Shares outstanding in each quarter. However, the determination to repurchase our Common Shares in any particular quarter is solely at the Board of Trustees’ discretion and we are not obligated to offer to repurchase our Common Shares in any particular quarter or at all. Aside from the limited liquidity offered by quarterly share repurchases, investors generally should not expect to be able to sell their Common Shares regardless of how well we perform. If shareholders seek to have an amount of shares repurchased that exceeds the repurchase offer amount, shares will generally be repurchased on a pro rata basis; however, our Board of Trustees may instead choose to amend the repurchase offer and accept for purchase all of our shares that were validly tendered. We believe that our perpetual nature enables us to execute a patient and opportunistic investment strategy and be able to invest across different market environments. This may reduce our risk of being a forced seller of assets in market downturns compared to non-perpetual funds. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our Fourth Amended and Restated Declaration of Trust (as such may be amended and restated from time to time, the “Declaration of Trust”) or otherwise to effect a liquidity event at any time. See “Perpetual-Life BDC.”

Q:	What is your investment objective?

Our investment objective is to generate current income and, to a lesser extent, long-term capital appreciation.

Q:	What is your investment strategy?

We seek to meet our investment objective by:

●	utilizing the expertise of the Ares Credit Group, along with the broader resources of Ares, in sourcing, evaluating and structuring transactions;
●	employing a longstanding investment approach focused on long-term credit performance and downside protection, generally investing in loans with asset coverage ratios and interest coverage ratios that our investment adviser believes provide substantial credit protection, and also seeking favorable financial protections, including, where our investment adviser believes necessary, one or more financial maintenance covenants;
●	focusing on liquid and illiquid credit of U.S. companies, and to a lesser extent non-U.S. companies; and
●	maintaining rigorous portfolio monitoring to anticipate and pre-empt negative credit events in the portfolio.

Our investment strategy is expected to capitalize on the Ares Credit Group’s scale and reputation in the market as an attractive solution provider to meet our investment objective. We also benefit from the Ares Credit Group’s reputation and ability to transact in scale with speed and certainty, and its long-standing and extensive relationships with financial sponsors that require financing for their transactions.

Q:	What types of investments do you make?

We invest primarily in first lien senior secured loans, second lien senior secured loans, subordinated secured and unsecured loans, subordinated loans (which in some cases include equity and/or preferred components) and other types of credit instruments which may include commercial real estate mezzanine loans, real estate mortgages, distressed investments, securitized products, notes, bills, debentures, bank loans, convertible and preferred securities, infrastructure debt and government and municipal obligations, made to or issued by U.S. middle-market companies, which we generally define as companies with annual EBITDA between $10 million and $250 million. We expect that a majority of our investments will be in directly originated loans. For cash management and other purposes, we also invest in broadly syndicated loans and other more liquid credit investments, including in publicly traded debt instruments and other instruments that are not directly originated. We primarily invest in illiquid and restricted investments, and while most of our investments are expected to be in private U.S. companies (we generally have to invest at least 70% of our total assets in “qualifying assets,” including private U.S. companies), we may also invest from time to time in non-U.S. companies. Our portfolio may also include equity securities such as common stock, preferred stock, warrants or options, which may be obtained as part of providing a broader financing solution. Under normal circumstances, we will invest directly or indirectly at least 80% of our total assets (net assets plus borrowings for investment purposes) in debt instruments of varying maturities.

The instruments we invest in are typically unrated or rated below investment grade, which is often an indication of size, credit worthiness and speculative nature relative to the capacity of the borrower to pay interest and principal. Generally, we believe that if our unrated investments were rated, they would be rated below investment grade. Bonds that are rated below investment grade are often referred to as “high yield bonds” or “junk bonds.” Unrated or below investment grade instruments have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and are illiquid.

We may invest in certain debt and other obligations of companies that may be in some level of financial or business distress or may become distressed after we invest (“Stressed Issuers”) including companies involved in, or that have recently completed, bankruptcy or other restructuring, reorganization and liquidation proceedings. These investments may include: (i) corporate debt instruments relating to stressed and distressed industries or issuers; (ii) rescue-capital opportunities; and (iii) public and private stock issued in connection with restructurings and reorganizations or otherwise. In addition, we have formed and invested in and may in the future form or invest in collateralized loan obligations (“CLOs”) and will generally have the right to receive payments only from the CLOs (i.e., we will generally not have direct rights against the underlying borrowers or entities that sponsor the CLOs).

We may, but are not required to, enter into interest rate, foreign exchange or other derivative agreements to hedge interest rate, currency, credit or other risks, but we do not generally intend to enter into any such derivative agreements for speculative purposes. Any derivative agreements entered into for speculative purposes are not expected to be material to our business or results of operations. These hedging activities, which will be in compliance with applicable legal and regulatory requirements, may include the use of futures, options, currency options, forward contracts, and interest rate swaps, caps, collars and floors. We will bear the costs incurred in connection with entering into, administering and settling any such derivative contracts. There can be no assurance any hedging strategy we employ will be successful.

Your investment is subject to a number of risks, including our difficulty in raising funds or sourcing investment opportunities, limited liquidity of our Common Shares, and more. See “Investment Objective and Strategies” and “Risk Factors — Risks Relating to an Investment in Our Common Shares.”

The investments we make are also subject to a number of risks, including as a result of the debt instruments we invest in, general economic conditions, inflation, supply chain issues, geopolitical matters, and risks related to the structure of the type of debt investments we will make, among others. Furthermore, we intend to primarily invest in U.S. middle-market companies and such investments involve a number of risks, including that these companies may have limited financial resources, may be unable to meet their financial and other obligations, typically have shorter operating histories, typically depend on the management talents and efforts of a small group of persons, generally have little available public information, generally have less predictable operating results and may have difficulty accessing capital markets to meet future capital needs. See “Risk Factors — Risks Relating to our Investments” for more information on the types of investments we may make and their risks.

Q:	What is a directly originated loan?

A directly originated loan is a loan where we, along with other funds and client accounts managed by our investment adviser and/or its affiliates, lend directly to the borrower and hold the loan generally on our own or in a small group with other affiliated funds and accounts and/or third-party investors. This is distinct from a syndicated loan, which is generally originated by a bank or other lender and then syndicated, or sold, in multiple pieces to other investors. Directly originated loans are generally held until maturity or until they are refinanced by the borrower. Syndicated loans often have liquid markets and can be traded by investors.

Q:	What strengths do Ares and the Ares Credit Group offer?

We believe Ares and Ares Credit Group’s investment strategy represents a differentiated approach to credit investing and seeks to provide investors with attractive, risk-adjusted returns. More specifically, we believe that the following characteristics of Ares and the Ares Credit Group distinguish us as a compelling investment opportunity:

●	The Ares Platform: Ares operates integrated groups across credit, real assets, private equity and secondaries. As of December 31, 2025, Ares oversaw a portfolio of investments in over 2,150 companies, over 1,900 alternative credit investments, over 1,300 properties, over 90 infrastructure assets and over 1,000 limited partnership interests in investment funds across over 55 industries, which we believe provides us with access to an extensive network of relationships and insights into industry trends and the state of the capital markets. More specifically, our investment adviser provides us with investment advisory services pursuant to the Third Amended and Restated Investment Advisory and Management Agreement between us and our investment adviser (as may be amended and restated from time to time, the “investment advisory and management agreement”). Our investment adviser’s investment advisory business is served by a seasoned team within the Ares Credit Group. The Ares Credit Group is Ares’ investment group dedicated to the management of liquid and illiquid credit strategies across the non-investment grade credit universe, with approximately $406.9 billion of assets under management as of December 31, 2025.[3] We believe our affiliation with the Ares Credit Group provides a distinct competitive advantage across the credit spectrum through Ares’ market presence, scale and origination capabilities. We believe the Ares Credit Group’s market information, company knowledge and industry insight benefits our investment adviser as it identifies attractive liquid and illiquid credit investment opportunities for us. The Ares Credit Group’s investment professionals maintain extensive financial sponsor and intermediary relationships, which we believe provides valuable insight and access to transactions and information for us. The Ares Credit Group’s relationship network includes over 520 financial sponsors in the U.S. and over 440 financial sponsors in Europe and over 175 global banking institutions, as well as privately held companies, investment advisors, boutique investment banks, law firms, consultants and other parties.
3	As of December 31, 2025, such assets under management includes approximately $14.6 billion managed by IHAM, an SEC-registered investment adviser and a wholly owned portfolio company of Ares Capital Corporation, a publicly traded BDC managed by our investment adviser.

●	Broad Liquid and Illiquid Credit Strategy: The Ares Credit Group employs a broad credit investment strategy based on absolute and relative value considerations across both liquid and illiquid investments. Given the expansive credit strategy, the Ares Credit Group generally seeks to invest in multiple industries and geographies across the fixed income market, primarily in below investment grade instruments, including below investment grade bonds which are sometimes referred to as “high yield bonds” or “junk bonds.” For liquid credit investments, the Ares Credit Group screens for attractive opportunities in the primary and secondary investment universe of approximately 1,240 bank loans and approximately 925 high yield issuers. Due to the scale of the Ares Credit Group and its relationships with underwriters, we believe it sees substantially all new issues in the broadly syndicated loan and high yield bond markets that meet our size criteria. As such, the Ares Credit Group’s investment team members have familiarity with the universe of issuers which we believe facilitates both primary and secondary idea generation. For illiquid credit investments, the Ares Credit Group focuses on self-originating investments by pursuing a broad array of opportunities across multiple channels. We believe the Ares Credit Group’s sourcing advantages allows for enhanced asset selectivity as we believe there is a significant relationship between proprietary deal origination and credit performance.
●	Scale in the Credit Markets: Given the Ares Credit Group is a significant counterparty to investment banks and financial sponsors across a diverse set of credit strategies, we believe it gains differentiated access to primary and secondary investment opportunities. The Ares Credit Group is also one of the largest U.S. direct lenders and liquid credit managers, which makes it a desirable and flexible capital provider, especially in competitive markets. We believe the Ares Credit Group’s scale and experience enables it to identify attractive investment opportunities throughout economic cycles and across a company’s capital structure so that we may be able to make investments consistent with our stated investment objective. In addition, the Ares Credit Group has the flexibility to provide “one stop” financing with the ability to invest capital across the balance sheet and syndicate and hold larger investments than many of its competitors. In addition, we believe that the Ares Credit Group’s ability to provide capital at every level of the balance sheet provides a strong value proposition to borrowers, which supports meaningful deal sourcing and relative value analysis capabilities.
●	Fundamental Bottom-Up Research Approach: At its core, Ares is a value-oriented, fundamental, bottom-up, credit-focused investment firm. We believe that the Ares Credit Group’s proprietary research in over 55 industries and insights from a broad, global investment portfolio enables it to more effectively diligence and structure its products and investments. The Ares Credit Group employs a rigorous, in-depth, and repeatable research process that is designed to identify attractive risk-adjusted return opportunities within the liquid and illiquid investable universe and minimize defaults. Ares’ disciplined approach is consistent across the Ares platform and is focused on identifying sustainable business franchises with leading and defensible market positions, strong and properly incentivized management teams, solid liquidity and free cash flow generation, appropriate capital structures, and significant asset coverage. The Ares Credit Group’s research is both quantitative and qualitative in nature.
●	Extensive Industry Focus: The Ares Credit Group concentrates its overall investment activities in industries with a history of predictable and dependable cash flows and in which its investment professionals have had extensive investment experience. The Ares Credit Group’s investment professionals have developed long-term relationships with management teams and consultants in over 55 industries, and have accumulated substantial information and identified potential trends within these industries. In turn, we expect to benefit from these relationships, information and identification of potential trends in making investments.
●	Seasoned and Integrated Investment Team: The investment professionals in the Ares Credit Group have significant experience investing across market cycles. We believe this experience provides us with a competitive advantage in identifying, originating, investing in and managing a portfolio of credit investments. Within the Ares Credit Group, there are over 565 dedicated investment professionals, including over 85 partners with an average of approximately 26 years of experience. Additionally, the Ares Credit Group’s investment professionals operate on an integrated basis through the effective application of the principle of collaboration, which takes place on an ongoing basis, but is formally promoted through sophisticated internal systems and widely attended weekly or monthly meetings.
Q:	What is the market opportunity?

We believe that current and future market conditions present attractive opportunities for us to invest in the credit markets to accomplish our objective for investors. We believe the below investment grade fixed income universe is inherently less efficient and less well serviced than other parts of the capital markets, ratings are less predictive of risk, the number of participants is limited, and the companies issuing debt require a more deliberate and focused investment underwriting. As such, we view Ares’ proprietary research, differentiated information gathering and local presence in many markets where Ares originates assets as disproportionate determinants of alpha and attractive risk adjusted returns for our investors.

Q:	What are the potential benefits of investments in liquid credit in addition to originated loans?

The majority of our assets will consist of directly originated loans that generally cannot be readily liquidated without impacting our ability to realize their full value upon disposition. For cash management and other purposes and in order to provide liquidity for share repurchases, we maintain a smaller allocation to broadly syndicated loans and other more liquid credit investments. We expect that the instruments underlying our liquid credit investments will primarily be the same as the instruments underlying our directly originated loans (including loans, notes, bonds and other corporate debt securities). Our liquid credit instruments may also include structured credit and multi-asset credit, which involves combining broadly syndicated loans, high yield bonds, structured credit, CLOs, special situations and related credit instruments into a single portfolio. Multi-asset credit portfolios are designed to offer investors a flexible solution to credit investing by allowing us to tactically allocate between multiple asset classes in various market conditions in order to capture the best relative value. The principal differences between our investments in directly originated loans and liquid credit investments are how quickly liquid credit investments may be sold for cash and that our liquid credit investments are not originated by us. We expect these investments to enhance our risk/return profile and serve as a source of liquidity for us.

Our liquid credit investments are subject to many of the same risks associated with our investments in directly originated loans, such as risks associated with debt investments in U.S. middle-market companies, economic recessions, inflation, risks related to the structure of the type of debt investments we will make, among others. See “Risk Factors — Risks Relating to our Investments” for more information on the types of investments we may make and their risks.

Q:	How do you identify investments?

We believe that the Ares Credit Group will be able to continue to leverage its current investment platform, resources and existing relationships of Ares Management with financial sponsors, financial institutions, hedge funds, intermediaries and other investment firms to provide us with attractive investment opportunities. In addition to deal flow, the Ares investment platform assists our investment adviser in analyzing, structuring and monitoring investments. Ares has been in existence for over 25 years and its partners have experience in leveraged finance, private equity, distressed debt, commercial real estate finance, investment banking and capital markets. We have access to Ares’ investment professionals and administrative professionals, who provide assistance in accounting, finance, legal, compliance, tax, operations, information technology and investor relations.

Q:	Do you use leverage?

We have borrowed and may from time to time borrow funds to make investments to attempt to increase returns to our common shareholders in accordance with the restrictions of the Investment Company Act. A BDC generally will be permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to its common stock if its asset coverage, as defined in the Investment Company Act, would at least be equal to 200% immediately after each such issuance. In accordance with the Investment Company Act, a BDC is allowed to borrow amounts such that its asset coverage, calculated pursuant to the Investment Company Act, is at least 150% after such borrowing if certain requirements, including obtaining certain approvals, are met. The reduced asset coverage requirement permits a BDC to borrow up to two dollars for every dollar it has in assets less all liabilities and indebtedness not represented by senior securities issued by it. Because an affiliate of our investment adviser, as our sole initial shareholder, approved a proposal on October 7, 2022 that allows us to reduce our asset coverage ratio to 150%, the ratio applicable to our senior securities is 150%. The amount of leverage that we employ at any particular time will depend on our investment adviser’s and our Board of Trustees’ assessments of market and other factors at the time of any proposed borrowing, and we expect such borrowings to primarily be in the form of loans from banks, such as any borrowings under our revolving credit facilities, which include our Revolving Credit Facility (as defined below), our SG Funding Facility (as defined below), our SB Funding Facility (as defined below) and our BNP Funding Facility (as defined below and, together with the Revolving Credit Facility, the SG Funding Facility and the SB Funding Facility, the “Credit Facilities”). See “Risk Factors — Risks Relating to Our Business and Structure — We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us” and “Regulation — Indebtedness and Senior Securities.”

Q:	Is the Fund able to co-invest with other funds managed by the Fund’s investment adviser and its affiliates, and how are investment opportunities allocated?

Ares (including our investment adviser and its affiliates) provides or may provide investment management services to other BDCs, including Ares Capital Corporation, registered investment companies, investment funds, client accounts and proprietary accounts that Ares may establish.

We, our investment adviser and certain of our affiliates have received an exemptive order from the SEC that permits us and other BDCs and registered closed-end management investment companies managed by Ares to co-invest in portfolio companies with each other and with other affiliated entities (the “Co-Investment Exemptive Order”). As required by the Co-Investment Exemptive Order, we have adopted, and our board of trustees has approved, policies and procedures reasonably designed to ensure compliance with the terms of the Co-Investment Exemptive Order. Co-investments made under the Co-Investment Exemptive Order are subject to compliance with certain conditions and other requirements, which could limit our ability to participate in co-investment transactions. As a result of investments permitted by the Co-Investment Exemptive Order, there could be significant overlap in our investment portfolio and the investment portfolios of affiliated Ares entities that can rely on the Co-Investment Exemptive Order and that have an investment objective similar to ours. We may also otherwise co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and our investment adviser’s allocation policy.

Q:	How is an investment in Common Shares different from listed BDCs?

An investment in our Common Shares generally differs from an investment in listed BDCs in a number of ways, including:

●	Shares of listed BDCs are priced by the trading market, which is influenced generally by numerous factors, not all of which are related to the underlying value of the entity’s assets and liabilities. The estimated value of our assets and liabilities will be used to determine our NAV for Common Shares sold in this offering. As a result, the NAV of non-traded BDCs, unlike the market price of listed BDCs, is generally correlated with the values of their underlying investments as opposed to other conditions that may impact public markets.
●	An investment in our Common Shares has limited or no liquidity outside of our share repurchase program and our share repurchase program may be modified, suspended or terminated. In contrast, an investment in a listed BDC is a liquid investment, as shares can be sold on an exchange at any time the exchange is open.
●	Non-listed BDCs may bear different fees than listed BDCs, including potentially lower sales charges depending on arrangements with certain financial intermediaries. See “Fees and Expenses” for more information about fees that are paid by us to our investment adviser.
●	Some listed BDCs are self-managed, whereas our investment operations are managed by our investment adviser, which is part of Ares.
●	Unlike the offering of a listed BDC, this offering is registered in every state in which we are offering and selling shares. As a result, we include certain limits in our governing documents that are not typically provided for in the charter of a listed BDC. For example, our Declaration of Trust limits the fees we may pay to our investment adviser. A listed BDC does not typically provide for these restrictions within its charter. A listed BDC is, however, subject to the governance requirements of the exchange on which its shares are traded, including requirements relating to its board of directors, audit committee, independent trustee oversight of executive compensation and the trustee nomination process, code of conduct, shareholder meetings, related party transactions, shareholder approvals and voting rights. Although we follow many of these same governance guidelines, there is no requirement that we do so. Both listed BDCs and non-traded BDCs are subject to the requirements of the Investment Company Act and the Exchange Act.
Q:	For whom may an investment in your Common Shares be appropriate?

An investment in our Common Shares may be appropriate for you if you:

●	meet the minimum suitability standards described above under “Suitability Standards;”

●	seek to allocate a portion of your investment portfolio to a direct investment vehicle with an income-oriented portfolio of primarily U.S. credit investments;
●	seek to receive current income through regular distribution payments; and
●	wish to obtain the potential benefit of long-term capital appreciation and are able to hold your Common Shares as a long-term investment and do not need liquidity from your investment quickly in the near future.

We cannot assure you that an investment in our Common Shares will allow you to realize any of these objectives. An investment in our Common Shares is only intended for investors who do not need the ability to sell their shares quickly in the future since we are not obligated to offer to repurchase any of our Common Shares. The determination to offer to repurchase our Common Shares in any particular quarter is solely at the Board of Trustees’ discretion and we are not obligated to offer to repurchase our Common Shares in any particular quarter, or at all. See “Share Repurchase Program.”

Q:	Are there any risks involved in buying our Common Shares?

Investing in our Common Shares involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objective and, therefore, you should purchase our Common Shares only if you can afford a complete loss of your investment. An investment in our Common Shares involves significant risks and is intended only for investors with a long-term investment horizon and who do not require immediate liquidity or guaranteed income. Some of the more significant risks relating to an investment in our Common Shares include those listed below:

●	We have not identified specific investments that we will make with the proceeds of this offering. As a result this may be deemed a “blind pool” offering and you will not have the opportunity to evaluate our investments before we make them.
●	There may be changes in laws or regulations (including interpretations thereof), including tax laws, governing our operations or the operations of our portfolio companies or the operations of our competitors.
●	You should not expect to be able to sell your Common Shares regardless of how we perform.
●	You should consider that you may not have access to the money you invest for an extended period of time.
●	We do not intend to list our Common Shares on any securities exchange, and we do not expect a secondary market in our Common Shares to develop.
●	Because you may be unable to sell your Common Shares, you will be unable to reduce your exposure in any market downturn.
●	We have a share repurchase program pursuant to which we intend to offer to repurchase, at the discretion of our Board of Trustees, up to 5% of our Common Shares outstanding in each quarter. In addition, to the extent we offer to repurchase our Common Shares in any particular quarter, any such repurchases will be at prices equal to the NAV per share as of the last calendar day of the applicable month designated by our Board of Trustees, except that we deduct 2.00% from such NAV for shares that have not been outstanding for at least one year. Such share repurchase prices may be lower than the price at which you purchase our Common Shares in this offering. See “Share Repurchase Program.” If shareholders seek to have an amount of shares repurchased that exceeds the repurchase offer amount, shares will generally be repurchased on a pro rata basis; however, our Board of Trustees may instead choose to amend the repurchase offer and accept for purchase all of our shares that were validly tendered.
●	An investment in our Common Shares is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program.”
●	We cannot guarantee that we will continue to make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, we have no limits on the amounts we may pay from such sources, and we cannot provide assurances on the sale price of assets if we have to sell assets to fund distributions. Funding distributions other than from cash flow from operations may result in us having less funds available to acquire investments.
●	Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by our investment adviser or its affiliates made pursuant to our Expense Support and Conditional Reimbursement Agreement that may be subject to reimbursement by us to our investment adviser or its affiliates. The repayment of any amounts owed to our affiliates will reduce our NAV and may reduce future distributions to which you would otherwise be entitled.
●	We use and expect to continue to use leverage, which magnifies the potential for loss on amounts invested in us.
●	The instruments we invest in are typically unrated or rated below investment grade, which is often an indication of size, credit worthiness and speculative nature relative to the capacity of the borrower to pay interest and principal. Generally, we believe that if our unrated investments were rated, they would be rated below investment grade. Bonds that are rated below investment grade are sometimes referred to as “high yield bonds” or “junk bonds.” Unrated or below investment grade instruments have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and are illiquid. See “Prospectus Summary — Q: What types of investments do you make?”
Q:	Do you currently own any investments?

Yes. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Portfolio Companies” and the financial statements included herein for information on our investments. As of March 31, 2026, the NAV per share for our Class I shares, Class S shares and Class D shares was $26.85, $26.85 and $26.85, respectively.

Q:	What is the role of your Board of Trustees?

We operate under the direction of our Board of Trustees, the members of which are accountable to us and our common shareholders as fiduciaries. We have seven Trustees, four of whom have been determined to be independent of us, our investment adviser, Ares and its affiliates and not “interested persons” of us as defined in Section 2(a)(19) of the Investment Company Act (“independent Trustees”). Our independent Trustees are responsible for reviewing the performance of our investment adviser and approving the compensation paid to our investment adviser and its affiliates. The names and biographical information of our Trustees are provided under “Management of the Fund — Trustees and Executive Officers.”

Q:	What is the difference between the Class S shares, Class D shares and Class I shares being offered?

We are offering to the public three classes of Common Shares, Class S shares, Class D shares and Class I shares. The differences among the share classes relate to ongoing shareholder servicing and/or distribution fees. In addition, although we do not charge investors an upfront sales load with respect to Class S shares, Class D shares or Class I shares, if you buy Class S shares, Class D shares or Class I shares through certain selling agents, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class S shares, a 2.0% cap on NAV for Class D shares and a 2.0% cap on NAV for Class I shares. We and, ultimately, certain classes of holders of our Common Shares, also pay the following shareholder servicing and/or distribution fees to Ares Management Capital Markets LLC, the intermediary manager, subject to FINRA limitations on underwriting compensation: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares; and (b) for Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fees are paid with respect to Class I shares. A broker will provide the following ongoing services with respect to the Class S shares or Class D shares: assistance with recordkeeping, answering investor inquiries, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. See “Description of Our Common Shares” and “Plan of Distribution” for a discussion of the differences between our Class S shares, Class D shares and Class I shares.

Assuming a constant net asset value per share of $25.00, we expect that a one-time investment in 400 shares of each class of our Common Shares (representing an aggregate net asset value of $10,000 for each class) would be subject to the following shareholder servicing and/or distribution fees:

	Annual
	Shareholder
	Servicing and/or	Total Over
	Distribution Fee	Five Years
Class S	$85.00	$425.00
Class D	$25.00	$125.00
Class I	$—	$—

Class S shares are available through brokerage and transaction-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating broker-dealers, (4) through investment advisers registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), or applicable state law that are also registered with or as a broker-dealer, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by institutional accounts as defined by FINRA Rule 4512(c), (3) through bank-sponsored collective trusts and bank-sponsored common trusts, (4) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (5) through certain financial intermediaries that are not otherwise registered with or as a broker-dealer and that direct clients to trade with a broker-dealer that offers Class I shares, (6) through investment advisers registered under the Advisers Act or applicable state law that are also registered with or as a broker-dealer, whose broker-dealer does not receive any compensation from us or from the intermediary manager, (7) by our officers and Trustees and their immediate family members, as well as officers and employees of Ares and their immediate family members, (8) through transaction or brokerage platforms at participating broker-dealers and their affiliates, including by such broker-dealers’ officers, directors, employees and registered representatives, as well as the immediate family members of such persons, as defined by FINRA Rule 5130, (9) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers, and (10) by any other categories of purchasers that we name in an amendment or supplement to this prospectus. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase.

A broker’s eligibility to receive shareholder servicing and/or distribution fees with respect to Class S shares or Class D shares is conditioned on providing the following ongoing services to investors in the relevant class: assistance with recordkeeping; answering investor inquiries, including regarding distribution payments and reinvestments; helping investors understand their investment upon their request; and assistance with share repurchase requests. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase of Class S shares or Class D shares. Because the shareholder servicing and/or distribution fees are paid out of our assets attributable to those classes on an ongoing basis, over time these fees will increase the cost of a Class S shares or Class D shareholder’s investment in us and may cost the shareholder more than paying other types of sales charges. If you are eligible to purchase all three classes of shares, then in most cases you should purchase Class I shares because participating broker-dealers will not charge brokerage commissions on Class I shares and Class I shares are not subject to any shareholder servicing or distribution fees. However, Class I shareholders may not receive the same services from their broker or investment adviser as Class S shareholders and Class D shareholders.

A shareholder may be permitted to exchange Common Shares between our classes of shares, provided that, among other things: (1) the shareholder’s aggregate investment would have met the minimum initial investment requirements in the applicable class at the time of purchase and continues to meet those requirements; (2) the Common Shares are otherwise available for offer and sale; and (3) the investment meets all other requirements for investing in the applicable class. When an individual shareholder cannot meet the minimum initial investment requirements of the applicable class, exchanges of Common Shares from one class to the applicable class may be permitted if such shareholder’s investment is made by an intermediary that has discretion over the account and has invested other clients’ assets in us, which when aggregated together with such investor’s investment, meet the minimum initial investment requirements for the applicable class. Investors will not be charged any fees by us for such exchanges. Ongoing fees and expenses incurred by a given class will differ from those of other share classes, and an investor receiving new Common Shares in an exchange may be subject to lower total expenses charged by us following such exchange. Exchange transactions will be effected only into an identically registered account. While exchange transactions will generally not be treated as a redemption for federal income tax purposes, investors should consult their tax advisors as to the federal, foreign, state and local tax consequences of an exchange. We also reserve the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange.

Assuming the exchange meets the eligibility requirements of the class into which such shareholder seeks to exchange and we have received proper instruction from the financial intermediary to effect such exchange and consents to such exchange, (i) a financial intermediary may, in its discretion, determine to exchange a shareholder’s Common Shares at such shareholder’s request and (ii) in certain cases, where a holder of Class S shares or Class D shares is no longer eligible to hold such class of shares based on the shareholder’s arrangements with its financial intermediary, (a) such holder’s Class S shares may be exchanged into an equivalent net asset value amount of Class D shares or Class I shares and (b) such holder’s Class D shares may be exchanged into an equivalent net asset value amount of Class I shares.

Q:	What is the per share purchase price?

Shares of each class of our Common Shares are issued on a monthly basis at a price per share equal to the then-current NAV per share, as described below.

Q:	How is your NAV per share calculated?

Our NAV is determined based on the value of our assets less our liabilities, including accrued fees and expenses, as of any date of determination.

Pursuant to Rule 2a-5 under the Investment Company Act, our Board of Trustees has designated our investment adviser as its “valuation designee” to perform fair value determinations for investments held by us without readily available market quotations, subject to the oversight of our Board of Trustees. Investments for which market quotations are readily available are typically valued at such market quotations. In order to validate market quotations, our investment adviser, as our valuation designee, looks at a number of factors to determine if the quotations are representative of fair value, including the source and nature of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available are valued at fair value as determined in good faith by our investment adviser as our valuation designee, subject to the oversight of our Board of Trustees, based on, among other things, the input of the independent third-party valuation firms that have been engaged to support the valuation of such portfolio investments at least monthly, beginning the third quarter after origination (with certain de minimis exceptions) and under a valuation policy and a consistently applied valuation process. However, the Fund may use these independent third-party valuation firms to review the value of its investments more frequently, including in connection with the occurrence of significant events or changes in value affecting a particular investment. See “Determination of Net Asset Value.”

Q:	Is there any minimum investment required?

The minimum initial investment in our Common Shares is $2,500 for Class S shares or Class D shares and $1,000,000 for Class I shares, and the minimum subsequent investment in our Common Shares is $500 per transaction, except that the minimum subsequent investment amount does not apply to purchases made under our distribution reinvestment plan. In addition, Ares Management Capital Markets LLC (the “intermediary manager”), an affiliate of our investment adviser, may elect to accept smaller investments in its discretion.

Q:	What is a “best efforts” offering?

Our Common Shares are offered on a “best efforts” basis. A “best efforts” offering means the intermediary manager and the participating brokers are only required to use their best efforts to sell the shares. When shares are offered to the public on a “best efforts” basis, no underwriter, broker-dealer or other person has a firm commitment or obligation to purchase any of the shares. Therefore, we cannot guarantee the number of shares that will be sold in this offering.

Q:	What is the expected term of this offering?

We have registered $15,000,000,000 in Common Shares. It is our intent to conduct a continuous offering for an extended period of time, by filing for additional offerings of our Common Shares, subject to regulatory approval and continued compliance with the rules and regulations of the SEC and applicable state laws.

We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our Common Shares. There can be no assurance, however, that we will not need to suspend our continuous offering while the SEC and, where required, state securities regulators, review such filings for additional offerings of our Common Shares until such filings are declared effective, if at all.

Q:	When may I make purchases of shares and at what price?

Subscriptions to purchase our Common Shares may be made on an ongoing basis, but investors may only purchase our Common Shares pursuant to accepted subscription orders effective as of the first business day of the applicable month (based on the NAV per share as determined as of the last calendar day of the applicable month designated by our Board of Trustees), and to be accepted, a subscription request including the full subscription amount must be received in good order at least five business days prior to the first business day of the month (unless waived by the intermediary manager). Prior to our receipt and acceptance of the subscription orders effective as of the first business day of the applicable month, proceeds from sales of our Common Shares will be placed in an interest-bearing account at UMB Bank, N.A., under the control of our transfer agent, SS&C GIDS, Inc., until we accept or reject such subscription order. Any interest earned with respect to such account will be used to offset our expenses payable to our transfer agent, which is expected to benefit our shareholders. Upon our acceptance of a shareholder’s subscription, such proceeds will be transferred by our transfer agent into an account maintained by our custodian, U.S. Bank Trust Company, National Association. If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn, we will return the subscription agreement and our transfer agent will return the related funds to the prospective investor, without interest or deduction of any sales load, fees or expenses, promptly after such rejection, cancellation or withdrawal. If a purchase order is received less than five business days prior to the first business day of the month, unless waived by the intermediary manager, the purchase order will be held in an interest-bearing account and executed in the next month’s closing at the transaction price applicable to that month.

Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven business days after our NAV is determined and shares are credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of shares will be available generally within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each shareholder’s purchase will be determined and shares are credited to the shareholder’s account as of the effective date of the share purchase. See “How to Subscribe” for more details.

Q:	When will the NAV per share be available?

We report our NAV per share as of the last calendar day of the applicable month on our website generally within 20 business days of the last calendar day of the applicable month. Because subscriptions must be submitted at least five business days prior to the first business day of the applicable month, you will not know the NAV per share at which you will be subscribing at the time you subscribe.

For example, if you are subscribing in October, your subscription must be submitted at least five business days prior to the first business day of November. The purchase price for your Common Shares will be the NAV per share determined as of October 31. The NAV per share as of October 31 will generally be available within 20 business days from October 31.

Q:	May I withdraw my subscription request once I have made it?

Yes, you may withdraw your subscription request if we have not yet accepted it. Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on our toll-free, automated telephone line, 888-310-9352.

See “Plan of Distribution” for more information.

Q:	When will my subscription be accepted?

Completed subscription requests will not be accepted by us any earlier than two business days before the first business day of the applicable month.

Q:	Will I receive distributions and how often?

We expect to continue to pay regular monthly distributions. Any distributions we make will be at the sole discretion of our Board of Trustees, who will consider factors such as our earnings, cash flow, capital needs and general financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.

Our Board of Trustees’ discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the RIC requirements. To maintain our RIC status, we generally are required to make aggregate annual distributions to our common shareholders of at least 90% of our investment company taxable income (as defined by the Code). See “Description of Our Common Shares” and “Certain Material U.S. Federal Income Tax Considerations.” The per share amount of distributions on Class I shares, Class S shares and Class D shares generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class S shares will be lower than Class D shares, and Class D shares will be lower than Class I shares because we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to the Class S shares (compared to Class D shares and Class I shares) and we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to Class D shares (compared to Class I shares, which have no shareholder servicing and/or distribution fees).

There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may fund any distributions from such sources. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, how quickly we invest the proceeds from this and any past or future offering and the performance of our investments. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire investments. As a result, the return you realize on your investment may be reduced. Additionally, funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your Common Shares. We believe the likelihood that we will pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering, but over time, we intend to fund distributions fully from cash flow from operations.

Q:	Will the distributions I receive be taxable as ordinary income?

Generally, distributions that you receive, including cash distributions that are reinvested pursuant to our distribution reinvestment plan, will be taxed as ordinary income to the extent they are paid from our current or accumulated earnings and profits. Dividends received will generally not be eligible to be taxed at the lower U.S. federal income tax rates applicable to individuals for “qualified dividends.”

We may designate a portion of distributions as capital gain dividends taxable at capital gain rates to the extent we recognize net capital gains from sales of assets. In addition, a portion of your distributions may be considered return of capital for U.S. federal income tax purposes. Amounts considered a return of capital generally will not be subject to tax, but will instead reduce the tax basis of your investment. This, in effect, defers a portion of your tax until your Common Shares are repurchased, you sell your Common Shares or we are liquidated, at which time you generally will be taxed at capital gains rates. Because each investor’s tax position is different, you should consult with your tax advisor. In particular, non-U.S. investors should consult their tax advisors regarding potential withholding taxes on distributions that they receive. See “Certain Material U.S. Federal Income Tax Considerations.”

Q:	May I reinvest my cash distributions in additional shares?

Yes. You will receive your distributions in cash unless you elect to have your cash distributions automatically reinvested in additional Common Shares. If you elect to participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you own will be automatically invested in additional Common Shares. The purchase price for shares issued under our distribution reinvestment plan will be equal to the most recent NAV per share for such shares at the time the distribution is payable. You will not pay upfront selling commissions when purchasing shares under our distribution reinvestment plan; however, all shares, including those issued under our distribution reinvestment plan, will be subject to the ongoing shareholder servicing and/or distribution fees. Participants may terminate their participation in the distribution reinvestment plan by providing written notice to the

Plan Administrator (defined below) five business days in advance of the first business day of the next month in order for a shareholder’s termination to be effective for such month. See “Description of Our Common Shares” and “Distribution Reinvestment Plan.”

Q:	Can I request that my shares be repurchased?

Yes, subject to limitations. We have a share repurchase program pursuant to which we intend to offer to repurchase, at the discretion of our Board of Trustees, up to 5% of our Common Shares outstanding in each quarter. Our Board of Trustees may amend, suspend or terminate the share repurchase program if it deems such action to be in our best interest and the best interest of our common shareholders. As a result, share repurchases may not be available each quarter, or at all. We conduct any such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the Investment Company Act, with the terms of such tender offer published in a tender offer statement to be sent to all our shareholders and filed with the SEC on Schedule TO. All shares purchased by us in connection with the share repurchase program will be retired and thereafter will be authorized and unissued shares.

In accordance with our share repurchase program, shares repurchased in our tender offers are repurchased using a purchase price equal to the NAV per share as of the last calendar day of the applicable month designated by our Board of Trustees, except that we deduct 2.00% from such NAV for shares that were not outstanding for at least one year (the “Early Repurchase Deduction”). The holding period ends on the one-year anniversary of the subscription closing date. The Early Repurchase Deduction will not apply to shares acquired through our distribution reinvestment plan, and the Early Repurchase Deduction may be waived in the case of repurchase requests: (i) arising from the death or qualified disability of the holder; (ii) submitted by discretionary model portfolio management programs (and similar arrangements); (iii) from feeder funds (or similar vehicles) primarily created to hold our Common Shares, which are offered to non-U.S. persons, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; and (iv) in the event that a shareholder’s Common Shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance. The Early Repurchase Deduction is retained by us for the benefit of remaining shareholders.

If shareholders seek to have an amount of shares repurchased that exceeds the repurchase offer amount, shares will generally be repurchased on a pro rata basis; however, our Board of Trustees may instead choose to amend the repurchase offer and accept for purchase all of our shares that were validly tendered. All unsatisfied repurchase requests do not carry over automatically and must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable.

The majority of our assets will consist of directly originated loans that generally cannot be readily liquidated without impacting our ability to realize their full value upon disposition. For cash management and other purposes and in order to provide liquidity for share repurchases, we currently anticipate maintaining a smaller allocation to broadly syndicated loans and other more liquid credit investments. We expect that the instruments underlying our liquid credit investments will primarily be the same as the instruments underlying our directly originated loans (including loans, notes, bonds and other corporate debt securities). We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on us as a whole, or should we otherwise determine that investing our liquid assets in self-originated loans or other illiquid investments rather than repurchasing our Common Shares is in the best interests of us and our shareholders as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all. See “Share Repurchase Program.”

Q:	Will I be notified of how my investment is doing?

Yes. We will provide you with periodic updates on the performance of your investment with us, including:

●	investor statements at least quarterly;
●	quarterly and annual reports;
●	in the case of certain U.S. shareholders, an annual Internal Revenue Service (“IRS”) Form 1099-DIV or IRS Form 1099-B, if required, and, in the case of non-U.S. shareholders, an annual IRS Form 1042-S; and

●	confirmation statements (after transactions affecting your balance, except reinvestment of distributions in us and certain transactions through minimum account investment or withdrawal programs); and a quarterly statement providing material information regarding your participation in the distribution reinvestment plan and an annual statement providing tax information with respect to income earned on shares acquired pursuant to the distribution reinvestment plan for the calendar year.

Depending on legal requirements, we may post this information on our website, https://www.areswms.com/solutions/asif/, or provide this information to you via U.S. mail or other courier, electronic delivery, or some combination of the foregoing. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. Information about us is also available on the SEC’s website at www.sec.gov.

In addition, we report our monthly NAV per share as of the last calendar day of the applicable month on our website generally within 20 business days of the last calendar day of the applicable month. We use our website as a channel of distribution of fund information. The information we post through this channel may be deemed material. Accordingly, investors should monitor this channel, in addition to following our press releases, SEC filings and webcasts. The contents of our website are not, however, a part of this prospectus or registration statement.

Q:	What fees do you pay to your investment adviser?

Pursuant to the investment advisory and management agreement, our investment adviser is responsible for, among other things, determining the composition of our portfolio, identifying, evaluating and negotiating the structure of the investments we make (including performing due diligence on our prospective portfolio companies), closing and monitoring the investments we make, determining the securities and other assets that we purchase, retain or sell and providing us with such other investment advisory, research and related services as we may from time to time require. We pay our investment adviser a fee for its services under the investment advisory and management agreement consisting of two components: a base management fee and an incentive fee.

The base management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month.

The incentive fee consists of two components as follows:

●	The first part of the incentive fee is based on income, whereby we pay our investment adviser quarterly in arrears 12.5% of our pre-incentive fee net investment income (as defined below) for each calendar quarter subject to a 5.00% annualized hurdle rate, with a catch-up.
●	The second part of the incentive fee is based on realized capital gains, whereby we pay our investment adviser at the end of each calendar year in arrears 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains.

The incentive fee is not based on a particular share class and is allocated to each class of Common Shares based upon the relative proportion of net assets represented by such class.

See “Investment Advisory and Management Agreement and Administration Agreement” for additional information.

Q:	Who administers the Fund?

Pursuant to an administration agreement, referred to herein as the “administration agreement”, with our administrator, Ares Operations LLC (our “administrator”), furnishes us with office equipment and clerical, bookkeeping and record keeping services at our office facilities. Under the administration agreement, our administrator also performs, or oversees the performance of, our required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations, being responsible for the financial records that we are required to maintain and preparing reports to our shareholders and reports filed with the SEC. In addition, our administrator assists us in determining and publishing our NAV, assists us in providing managerial assistance to our portfolio companies, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our shareholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Payments under the administration agreement are equal to an amount based upon our allocable portion of our administrator’s overhead and other expenses (including travel expenses) incurred by our administrator in performing its obligations under the administration agreement, including our allocable portion of the compensation, rent and other expenses of certain of our officers and their respective staffs. The administration agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. See “Investment Advisory and Management Agreement and Administration Agreement — Administration Agreement.”

Q:	What are the offering and servicing costs?

The Fund does not charge investors an upfront sales load with respect to Class S shares, Class D shares or Class I shares. However, if you buy Class S shares, Class D shares or Class I shares through certain selling agents, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class S shares, a 2.0% cap on NAV for Class D shares and a 2.0% cap on NAV for Class I shares. Please consult your selling agent for additional information.

Subject to FINRA limitations on underwriting compensation, we and, ultimately, certain classes of our common shareholders will pay the following shareholder servicing and/or distribution fees to the intermediary manager: (a) for Class S shares, shareholder servicing and/or distribution fees equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares; and (b) for Class D shares, shareholder servicing and/or distribution fees equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fees are paid with respect to the Class I shares. The intermediary manager anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating broker dealers. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We and, ultimately, our common shareholders, will also pay or reimburse organization and initial offering expenses and, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses, as discussed below. FINRA defines “underwriting compensation” as any payment, right, interest, or benefit received or to be received by a participating member from any source for underwriting, allocation, distribution, advisory and other investment banking services in connection with a public offering. The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. See “Plan of Distribution” and “Use of Proceeds.”

Our investment adviser has previously agreed to advance all of our estimated organization and initial offering expenses on our behalf (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses and other offering expenses), including costs associated with technology integration between our systems and those of our participating broker-dealers, reasonable bona fide due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of our transfer agent, fees to attend retail seminars sponsored by participating broker-dealers and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with current and prospective investors, broker-dealers, registered investment advisors or financial or other advisors, but excluding the shareholder servicing and/or distribution fees pursuant to the Expense Support and Conditional Reimbursement Agreement. As of December 31, 2025, there were approximately $74.6 million of expenses supported by our investment adviser that were eligible for reimbursement pursuant to the Expense Support and Conditional Reimbursement Agreement (not including fees for which our investment adviser has agreed not to seek recoupment). Our investment adviser may also elect to pay certain of our other expenses on our behalf (each payment of expenses, an “Expense Payment”), provided that no portion of the payment will be used to pay any interest expense or shareholder servicing and/or distribution fees of the Fund. We are obligated to reimburse our investment adviser until such time as all Expense Payments made by our investment adviser to us within three years prior to the last business day of the applicable calendar month in which such Reimbursement Payment obligation is accrued have been reimbursed, subject to certain conditions in the Expense Support and Conditional Reimbursement Agreement. Any payments required to be made by the Fund shall be referred to herein as a “Reimbursement Payment”. In addition, our investment adviser may waive its right to receive monthly reimbursement payments from us in an applicable month, and has agreed to not seek recoupment of investment advisory fees (including the base management fee and any incentive fee) waived pursuant to the Expense Support and Conditional Reimbursement Agreement from the commencement of our operations through July 31, 2023. See Note 3 to our consolidated financial statements for the year ended December 31, 2025 for more information about our Expense Support and Conditional Reimbursement Agreement.

Q:	What are your expected operating expenses?

We have incurred, and expect to continue to incur, operating expenses in the form of our base management and incentive fee, the shareholder servicing and/or distribution fees, interest expense on our indebtedness and other expenses, including the expenses we pay to our administrator. See “Fees and Expenses.”

Q:	What are your policies related to conflicts of interests with Ares and its affiliates?

Our investment adviser owes a fiduciary duty to us, including with respect to its receipt of compensation and the allocation of investment opportunities. Our investment adviser, Ares and their respective affiliates (collectively, the “Firm”) are subject to certain conflicts of interest with respect to the services our investment adviser and our administrator provide for us and other Ares funds. These conflicts will arise primarily from the involvement of the Firm in other activities that may conflict with our activities. You should be aware that individual conflicts will not necessarily be resolved in favor of its interest.

In addition, certain Ares funds may have investment objectives that compete or overlap with, and may from time to time invest in asset classes similar to those targeted by, us. Consequently, we, on the one hand, and these other entities on the other hand, may from time to time pursue the same or similar capital and investment opportunities. Pursuant to its investment allocation policy, Ares (including our investment adviser and its affiliates) endeavor to allocate investment opportunities in a fair and equitable manner, and in any event consistent with its fiduciary duties owed to each of its clients.

Our Board of Trustees is responsible for monitoring and performing an oversight role with respect to the business and affairs of the Fund, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of service providers to the Fund. Among other things, our Board of Trustees annually approves the appointment and compensation of the investment adviser, administrator and officers and reviews and monitors the services and activities performed by the investment adviser, administrator and officers. Our investment adviser has adopted an investment allocation policy designed to ensure that all investment opportunities are, to the extent practicable, allocated among its clients on a basis that over a period of time is fair and equitable to each client relative to other clients. Our investment adviser’s allocation policy is designed to manage the potential conflicts of interest between our investment adviser’s fiduciary obligations to us and its or its affiliates’ similar fiduciary obligations to other clients, including other Ares funds; however, there can be no assurance that our investment adviser’s efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to us. Not all conflicts of interest can be expected to be resolved in our favor. Our Board of Trustees monitors how the investment adviser resolves these and other conflicts of interest associated with its management services and compensation to ensure they remain appropriate. See “Potential Conflicts of Interest” for additional information about conflicts of interest that could impact the Fund and “Management of the Fund” for additional information about how our Board of Trustees oversees the Fund’s management.

Q:	Are there any ERISA considerations in connection with an investment in our Common Shares?

We intend to conduct our affairs so that our assets should not be deemed to constitute “plan assets” under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and certain U.S. Department of Labor regulations promulgated thereunder at 29 C.F.R. 2510.3-101, as modified by Section 3(42) of ERISA (the “Plan Asset Regulations”). In this regard, until such time as our Common Shares are considered “publicly offered securities” within the meaning of the Plan Asset Regulations, we intend to limit investment in our Common Shares by “benefit plan investors” to less than 25% of the total value of each class of our Common Shares, within the meaning of the Plan Asset Regulations.

In addition, each prospective investor that is, or is acting on behalf of any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA) that is subject to Title I of ERISA, (ii) “plan” described in Section 4975(e)(1) of the Code that is subject to Section 4975 of the Code (including, for example, an individual retirement account and a “Keogh” plan), (iii) plan, account or other arrangement that is subject to the provisions of any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), or (iv) entity whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i), (ii) and (iii) (each of the foregoing described in clauses (i), (ii), (iii) and (iv) referred to as a “Plan”), must independently determine that our Common Shares are an appropriate investment for the Plan, taking into account its obligations under ERISA, the Code and applicable Similar Laws, and the objectives, circumstances, and needs of each investing Plan.

Prospective investors should carefully review the matters discussed under “Risk Factors — Risks Relating to an Investment in Our Common Shares” and “ERISA Considerations” and should consult with their own advisors as to the consequences of making an investment in the Fund.

Q:	What is the impact of not being an “accelerated filer”?

Because we are not a large accelerated filer or an accelerated filer under Rule 12b-2 of the Exchange Act, and will not be for so long as our Common Shares are not traded on a securities exchange, we will not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. In addition, so long as we are externally managed by our investment adviser and we do not directly compensate our executive officers, or reimburse our investment adviser or its affiliates for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of our investment adviser, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek shareholder approval of executive compensation and golden parachute compensation arrangements pursuant to Section 14A(a) and (b) of the Exchange Act.

Q:	When will I get my detailed tax information?

In the case of certain U.S. shareholders, we expect your IRS Form 1099-DIV tax information, if required, to be mailed by January 31 of each year.

Q:	Who can help answer my questions?

If you have more questions about this offering or if you would like additional copies of this prospectus, you should contact your financial adviser or our transfer agent: SS&C GIDS, Inc., 333 West 11th Street, Kansas City, MO 64105.

Recent Developments

Effective January 1, 2026, we issued and sold 7,416,490 Common Shares (consisting of 5,844,809 Class I shares, 816,295 Class S shares and 755,386 Class D shares at an offering price of $27.48 per share for each class of shares), and we received approximately $204 million as payment for such shares.

In January 2026, we issued $700 million in aggregate principal amount of unsecured notes, which bear interest at a rate of 5.550% per annum and mature on April 15, 2031 (the “April 2031 Notes”). The April 2031 Notes pay interest semi-annually and all principal is due upon maturity. The April 2031 Notes may be redeemed in whole or in part at any time at our option at a redemption price equal to par plus a “make whole” premium, if applicable, as determined pursuant to the indenture governing the April 2031 Notes, and any accrued and unpaid interest. The April 2031 Notes were issued at a discount to the principal amount. In connection with the April 2031 Notes, we entered into an interest rate swap for a total notional amount of $700 million that matures on April 15, 2031. Under the interest rate swap, we will receive a fixed interest rate of 5.550% and pay a floating interest rate based on one-month SOFR (as defined below) plus 1.875%.

In January 2026, we and ASIF Funding II (as defined below) entered into an agreement to amend the SB Funding Facility (as defined below). The amendment, among other things, (a) increased the total commitments under the SB Funding Facility from $750 million to $1.5 billion, of which $375 million will become available after the nine month period following January 29, 2026, (b) extended the reinvestment period from October 8, 2027 to July 29, 2028, (c) extended the stated maturity date from April 8, 2034 to January 29, 2035, (d) adjusted the interest rate charged on the SB Funding Facility from SOFR plus an applicable margin of (i) 1.90% during the reinvestment period and (ii) 2.20% following the reinvestment period to SOFR plus an applicable margin of (i) 1.80% during the reinvestment period and (ii) 2.00% following the reinvestment period and (e) adjusted the commitment fee to provide that no such fee will be charged for the first three months after January 29, 2026 with respect to the amount of the increase in total commitments under the SB Funding Facility on January 29, 2026. Otherwise, from January 29, 2026, the amendment provides that the commitment fee is adjusted from (x) 0.50% or 1.00% per annum to (y) 0.50%, 0.75% or 1.00% per annum, in each case depending on the aggregate amount of unused commitments under the SB Funding Facility. The other terms of the SB Funding Facility remained materially unchanged.

Effective February 2, 2026, we issued and sold 8,219,795 Common Shares (consisting of 6,526,769 Class I shares, 636,012 Class S shares and 1,057,014 Class D shares at an offering price of $27.26 per share for each class of shares), and we received approximately $224 million as payment for such shares.

In February 2026, we and ASIF Funding I (as defined below) entered into an agreement to amend the SG Funding Facility (as defined below). The amendment, among other things, increased the total commitments under the SG Funding Facility from $1.825 billion to $2.325 billion. Pursuant to the terms of the amendment, the interest rate charged on the SG Funding Facility (i) with respect to the incremental $500 million commitment of revolving loans and term loans, is at an applicable margin of 1.75% per annum, and (ii) with respect to the existing $1.825 billion commitment, remains at an applicable margin of 1.80% per annum, plus, in each case, an applicable benchmark (Term SOFR, Daily Compounded CORRA, Daily Simple CORRA, or EURIBOR (each as defined in the documents governing the SG Funding Facility)). The other terms of the SG Funding Facility remained materially unchanged.

Effective March 2, 2026, we issued and sold 10,424,845 Common Shares (consisting of 8,950,131 Class I shares, 793,936 Class S shares and 680,778 Class D shares at an offering price of $26.86 per share for each class of shares), and we received approximately $280 million as payment for such shares.

As previously disclosed, on March 27, 2026, we completed our tender offer to repurchase up to 5% of our Common Shares outstanding as of January 31, 2026 (the “Tender Offer”). Approximately 45.3 million Common Shares were validly tendered and not withdrawn prior to the expiration of the Tender Offer and we accepted for purchase approximately 19.5 million Common Shares on a pro rata basis based on the number of tendered Common Shares, representing 5% of our Common Shares outstanding as of January 31, 2026 and 43.1% of the Common Shares that were validly tendered and not withdrawn prior to the expiration of the Tender Offer. In accordance with the terms of the Tender Offer, we paid a total of approximately $524 million for the repurchased Common Shares, representing the net asset value of the total amount of such Common Shares, less the early repurchase deduction, as applicable.

Effective April 1, 2026, we issued and sold 3,297,765 Common Shares (consisting of 2,715,463 Class I shares, 301,351 Class S shares and 280,951 Class D shares at an offering price of $26.85 per share for each class of shares), and we received approximately $89 million as payment for such shares.

As previously disclosed, we have announced regular monthly gross distributions for April, May and June 2026, in each case for each class of our Common Shares. The following table presents the regular monthly gross distributions per share that were declared and payable:

		Gross Distribution Per Share
Record Date	Payment Date(1)	Class I	Class S	Class D
April 30, 2026	May 21, 2026	$0.21430	$0.21430	$0.21430
May 29, 2026	June 24, 2026	$0.21430	$0.21430	$0.21430
June 30, 2026	July 23, 2026	$0.21430	$0.21430	$0.21430
(1)	The distributions for each class of our Common Shares will be paid on or about the payment dates above.

These distributions will be paid in cash or reinvested in our Common Shares for shareholders participating in our distribution reinvestment plan. The net distributions received by shareholders of each of the Class S shares and Class D shares will be equal to the gross distribution in the table above, less specific shareholder servicing and/or distribution fees applicable to such class of our Common Shares as of their respective record dates. Class I shares have no shareholder servicing and/or distribution fees.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in Common Shares will bear, directly or indirectly. Other expenses are estimated and may vary. Actual expenses may be greater or less than shown.

	Class S	Class D	Class I
	Shares	Shares	Shares
Shareholder Transaction Expenses (Fees Paid Directly from your Investment)
Maximum Sales Load(1)	—%	—%	—%
Maximum Early Repurchase Deduction(2)	2.00%	2.00%	2.00%
Annual Expenses (As a Percentage of Net Assets Attributable to our Common Shares)(3)
Base Management Fee(4)	1.25%	1.25%	1.25%
Incentive Fee(5)	1.28%	1.28%	1.28%
Shareholder Servicing and/or Distribution Fees(6)	0.85%	0.25%	—%
Interest Payment on Borrowed Funds(7)	5.55%	5.55%	5.55%
Other Expenses(8)	0.30%	0.30%	0.30%
Acquired Fund Fees and Expenses(9)	0.67%	0.67%	0.67%
Total Annual Expenses	9.90%	9.30%	9.05%
(1)	We do not charge investors an upfront sales load with respect to Class S shares, Class D shares or Class I shares. However, if you buy Class S shares, Class D shares or Class I shares through certain selling agents, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class S shares, a 2.0% cap on NAV for Class D shares and a 2.0% cap on NAV for Class I shares. Please consult your selling agent for additional information.
(2)	We have a share repurchase program, pursuant to which we intend to offer to repurchase, at the discretion of our Board of Trustees, up to 5% of our Common Shares outstanding in each quarter. Under our share repurchase program, to the extent we offer to repurchase our Common Shares in any particular quarter, we expect to repurchase our Common Shares pursuant to tender offers using a purchase price equal to the NAV per share as of the last calendar day of the applicable month designated by our Board of Trustees, except that we deduct 2.00% from such NAV for shares that have not been outstanding for at least one year. We refer to this as the Early Repurchase Deduction. The holding period ends on the one-year anniversary of the subscription closing date. The Early Repurchase Deduction will not apply to shares acquired through our distribution reinvestment plan, and the Early Repurchase Deduction may be waived in the case of repurchase requests: (i) arising from the death or qualified disability of the holder; (ii) submitted by discretionary model portfolio management programs (and similar arrangements); (iii) from feeder funds (or similar vehicles) primarily created to hold our Common Shares, which are offered to non-U.S. persons, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; and (iv) in the event that a shareholder’s Common Shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance. The Early Repurchase Deduction is retained by us for the benefit of remaining common shareholders.
(3)	Average net assets of $8.6 billion for the fiscal year ended December 31, 2025 employed as the denominator for expense ratio computation. Actual net assets will depend on the number of shares we actually sell, realized gains/losses, unrealized appreciation/depreciation and share repurchase activity. See footnote 7 for assumptions related to changes in debt.
(4)	The base management fee paid to our investment adviser is calculated at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month.
(5)	This item represents our investment adviser’s incentive fee based on investment income and capital gains. The incentive fee is divided into two parts:
●	The first part of the incentive fee is based on income, whereby we pay our investment adviser quarterly in arrears 12.5% of our pre-incentive fee net investment income (as defined below) for each calendar quarter subject to a 5.00% annualized hurdle rate, with a catch-up.

●	The second part of the incentive fee is based on realized capital gains, whereby we pay our investment adviser at the end of each calendar year in arrears 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis as calculated in accordance with GAAP, less the aggregate amount of any previously paid capital gains incentive fee.

The incentive fee is not based on a particular share class and is allocated to each class of Common Shares based upon the relative proportion of net assets represented by such class.

Pre-incentive fee net investment income includes, in the case of investments with a deferred income feature (such as market or original issue discount, debt investments with payment-in-kind (“PIK”) interest, preferred stock with PIK dividends and zero coupon securities), accrued income that we have not yet received in cash. Our investment adviser is not under any obligation to reimburse us for any part of the income based fee it receives that is based on accrued income that we never actually receive. See “Risk Factors — Risks Relating to Our Business and Structure — There are significant potential conflicts of interest that could impact our investment returns,” “Our investment adviser’s fee structure may create an incentive for it to make certain investments on our behalf, including speculative investments” and “We may be obligated to pay our investment adviser certain fees even if we incur a loss.” Pre-incentive fee net investment income is not adjusted for incentive fee payments or any shareholder servicing and/or distribution fees paid by the Class S shares and the Class D shares. Accordingly, pre-incentive fee net investment income may be calculated on higher amounts of income than we may ultimately realize and that may ultimately be distributed to common shareholders. Pre-incentive fee net investment income also does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from pre-incentive fee net investment income. As a result, for any calendar quarter, the incentive fee attributable to pre-incentive fee net investment income that is paid to our investment adviser may be calculated on the basis of an amount that is greater than the amount of net investment income actually earned by us for such calendar quarter.

As we cannot predict whether we will meet the necessary performance targets, we have assumed no incentive fee for this chart. We expect the incentive fee we pay to increase to the extent we earn greater income or generate capital gains through our investments in portfolio companies. If we achieved an annualized total return of 5% for each quarter made up entirely of net investment income, no incentive fee would be payable to our investment adviser because the hurdle rate was not exceeded. If instead we achieved a total return of 5% in a calendar year made up of entirely realized capital gains net of all realized capital losses and unrealized capital depreciation, an incentive fee equal to 0.63% of our net assets would be payable. See “Investment Advisory and Management Agreement and Administration Agreement” for more information concerning the incentive fee.

(6)	Subject to FINRA limitations on underwriting compensation, we and, ultimately, certain classes of our common shareholders, will pay the following shareholder servicing and/or distribution fees to the intermediary manager: (a) for Class S shares, shareholder servicing and/or distribution fees equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares; and (b) for Class D shares, shareholder servicing and/or distribution fees equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fees are paid with respect to the Class I shares. The intermediary manager anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating broker dealers. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will cease paying the shareholder servicing and/or distribution fees on the Class S shares and Class D shares on the earlier to occur of the following (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including selling commissions, shareholder servicing and/or distribution fees and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the intermediary manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the intermediary manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fees on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such common shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such common shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S shares or Class D shares. The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. See “Plan of Distribution” and “Use of Proceeds”.
(7)	We have and may from time to time borrow funds to make investments, including before we have fully invested the proceeds of this continuous offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by common shareholders. The figure in the table is estimated based on actual amounts of the interest payment on borrowed funds incurred during the fiscal year ended December 31, 2025, divided by our weighted average net assets during the fiscal year ended December 31, 2025. Our ability to incur leverage during the following 12-month period of this offering depends, in large part, on the amount of money we are able to raise through the sale of shares, the availability of financing in the market and available investment opportunities. See “Prospectus Summary — Recent Developments”.
(8)	“Other expenses” includes our overhead expenses, including payments under our administration agreement based on our allocable portion of overhead and other expenses incurred by our administrator and transfer agent in performing their obligations under the administration agreement and transfer agency agreement, respectively, and our organization and offering expenses and income taxes. The amount of “Other expenses” presented in the table estimates the amounts to be paid during the following 12-month period of the offering, based on actual amounts of other expenses for the fiscal year ended December 31, 2025.

We have entered into an Expense Support and Conditional Reimbursement Agreement with our investment adviser, pursuant to which, among other things, our investment adviser has agreed to advance all of our estimated organization and initial offering expenses. We are obligated to reimburse our investment adviser until such time as all Expense Payments made by our investment adviser to us within three years prior to the last business day of the applicable calendar month in which such Reimbursement Payment obligation is accrued have been reimbursed, subject to certain conditions in the Expense Support and Conditional Reimbursement Agreement. See Note 3 to our consolidated financial statements for the year ended December 31, 2025 for more information about our Expense Support and Conditional Reimbursement Agreement. In addition, our investment adviser may waive its right to receive monthly reimbursement payments from us in an applicable month, and has agreed to not seek recoupment of investment advisory fees (including the base management fee and any incentive fee) waived pursuant to the Expense Support and Conditional Reimbursement Agreement from the commencement of our operations through July 31, 2023. If we are required to reimburse our investment adviser pursuant to the Expense Support and Conditional Reimbursement Agreement, we and, ultimately, our common shareholders, will repay such expenses pursuant to the terms of that agreement.

(9)	Our shareholders indirectly bear the expenses of underlying funds or other investment vehicles that would be investment companies under section 3(a) of the Investment Company Act but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the Investment Company Act (“Acquired Funds”) in which we invest. Such underlying funds or other investment vehicles are referred to in this prospectus as “Acquired Funds.” This amount is estimated based on the estimated annual fees and operating expenses of Acquired Funds in which we are invested as of December 31, 2025. Certain of these Acquired Funds are subject to management fees, which generally range from 1% to 2.5% of total net assets, or incentive fees, which generally range between 15% and 25% of net profits. When applicable, fees and operating expenses estimates are based on historic fees and operating expenses for the Acquired Funds. For those Acquired Funds with little or no operating history, fees and operating expenses are estimates based on expected fees and operating expenses stated in the Acquired Funds’ offering memorandum, private placement memorandum or other similar communication without giving effect to any performance. Future fees and operating expenses for these Acquired Funds may be substantially higher or lower because certain fees and operating expenses are based on the performance of the Acquired Funds, which may fluctuate over time. Acquired Fund Fees and Expenses includes an estimate of the annual fees and operating expenses of the ADLP, which represent 99% of Acquired Fund Fees and Expenses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Portfolio and Investment Activity—ADLP” and Note 4 to our consolidated financial statements for the year ended December 31, 2025. The annual fees and operating expenses of the ADLP were estimated based on the portfolio of the ADLP as of December 31, 2025 and include interest expense on the revolving credit facilities of the ADLP, which represent 83% of such expenses.

Example: We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in each class of our Common Shares. In calculating the following expense amounts, we have assumed that:

(1)	our annual operating expenses and offering expenses remain at the levels set forth in the table above,
(2)	the annual return before fees and expenses is 5.00%,
(3)	the net return after payment of fees and expenses is distributed to common shareholders and reinvested at NAV, and
(4)	your financial intermediary does not directly charge you transaction or other fees.

Class S shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	$(88)	$(255)	$(409)	$(746)
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	$(95)	$(271)	$(433)	$(777)

Class D shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	$(82)	$(239)	$(385)	$(713)
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	$(88)	$(255)	$(410)	$(746)

Class I shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	$(80)	$(232)	$(375)	$(698)
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	$(86)	$(249)	$(400)	$(733)

The foregoing table is to assist you in understanding the various costs and expenses that an investor in our Common Shares will bear directly or indirectly. While the examples assume, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. If we were to achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all distributions at net asset value, if our Board of Trustees authorizes and we declare a cash distribution, participants in our distribution reinvestment plan who have elected to receive shares will receive a number of Common Shares determined by dividing the total dollar amount of the distribution payable to a participant by the NAV per share on the valuation date for the distribution. See “Distribution Reinvestment Plan” below for additional information regarding our distribution reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses as actual expenses (including the cost of debt, if any, and other expenses) that we may incur in the future and such actual expenses may be greater or less than those shown.

FINANCIAL HIGHLIGHTS

The following tables of financial highlights are intended to help a prospective investor understand our financial performance for the periods presented. The financial data set forth in the following tables as of and for the years ended December 31, 2025, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022 are derived from our consolidated financial statements, which have been audited by KPMG LLP, an independent registered public accounting firm whose report is included in this prospectus. Results as of and for the years ended December 31, 2025, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022 are not necessarily indicative of the results that may be expected for future periods. You should read these financial highlights in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

The following are financial highlights as of and for the years ended December 31, 2025, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022:

	As of and For the Year Ended
	December 31, 2025
	Class I	Class S	Class D
Per Share Data:
Net asset value at beginning of period	$27.61	$27.61	$27.61
Net investment income for period(1)	2.32	2.10	2.26
Net realized and unrealized gains for period(1)	0.11	0.11	0.11
Net increase in net assets resulting from operations	2.43	2.21	2.37
Distributions from net investment income	(2.56)	(2.34)	(2.50)
Total decrease in net assets	(0.13)	(0.13)	(0.13)
Net asset value at end of period	$27.48	$27.48	$27.48
Total return based on net asset value(2)	7.74%	7.08%	7.55%
Shares outstanding at end of period	305,450	47,452	29,413
Ratio/Supplemental Data:
Net assets at end of period	$8,393,572	$1,304,117	$808,355
Ratio of operating expenses (excluding expense support) to average net assets(3)(4)	8.15%	9.01%	8.46%
Ratio of operating expenses (including expense support) to average net assets(3)	7.89%	8.74%	8.20%
Ratio of net investment income to average net assets(3)(5)	8.40%	7.58%	8.16%
Portfolio turnover rate(3)	46%	46%	46%

	As of and For the Year Ended
	December 31, 2024
	Class I	Class S	Class D
Per Share Data:
Net asset value at beginning of period	$27.22	$27.22	$27.22
Net investment income for period(1)	2.40	2.17	2.33
Net realized and unrealized gains for period(1)	0.56	0.56	0.56
Net increase in net assets resulting from operations	2.96	2.73	2.89
Distributions from net investment income	(2.57)	(2.34)	(2.50)
Total increase in net assets	0.39	0.39	0.39
Net asset value at end of period	$27.61	$27.61	$27.61
Total return based on net asset value(2)	10.64%	9.85%	10.41%
Shares outstanding at end of period (in thousands)	172,421	29,493	11,773
Ratio/Supplemental Data:
Net assets at end of period (in thousands)	$4,761,183	$814,414	$325,099
Ratio of operating expenses (excluding expense support) to average net assets(3)(4)	6.95%	7.76%	7.41%
Ratio of operating expenses (including expense support) to average net assets(3)	5.97%	6.77%	6.44%
Ratio of net investment income to average net assets(3)(5)	8.80%	7.95%	8.54%
Portfolio turnover rate(3)	47%	47%	47%

	As of and For the Year Ended
	December 31, 2023
	Class I	Class S(6)	Class D(6)
Per Share Data:
Net asset value, beginning of period	$24.99	$27.01	$27.01
Net investment income for period(1)	2.41	0.84	0.90
Net realized and unrealized gains for period(1)	0.85	0.30	0.31
Net increase in net assets	3.26	1.14	1.21
Distributions to shareholders(2)	(1.03)	(0.93)	(1.00)
Total increase in net assets	2.23	0.21	0.21
Net asset value, end of period	$27.22	$27.22	$27.22
Total return based on net asset value(2)	13.03%	4.22%	4.47%
Shares outstanding, end of period (in thousands)	51,943	10,972	1,806
Ratio/Supplemental Data:
Net assets, end of period (in thousands)	$1,413,632	$298,608	$49,152
Ratio of operating expenses (excluding expense support) to average net assets(3)(4)	7.52%	7.52%	6.78%
Ratio of operating expenses (including expense support) to average net assets(3)(4)	5.15%	5.57%	4.57%
Ratio of net investment income to average net assets(3)(5)	9.21%	7.38%	7.95%
Portfolio turnover rate(3)	68%	68%	68%

As of and For the Period
from December 5, 2022
(Commencement of
Operations) to
December 31, 2022
Class I
Per Share Data:
Net asset value at beginning of period	$25.00
Net investment income for period(1)	0.03
Net realized and unrealized losses for period(1)	(0.04)
Net decrease in net assets resulting from operations	(0.01)
Net asset value at end of period	$24.99
Total return based on net asset value(2)	(0.05)%
Shares outstanding at end of period (in thousands)	5,927
Ratio/Supplemental Data:
Net assets at end of period (in thousands)	$148,098
Ratio of operating expenses (excluding expense support) to average net assets(3)(4)	6.71%
Ratio of operating expenses (including expense support) to average net assets(3)	—%
Ratio of net investment income to average net assets(3)(5)	1.73%
Portfolio turnover rate(3)	80%
(1)	Weighted average basic per share data.
(2)	For the years ended December 31, 2025, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022, the total return based on net asset value equaled the change in net asset value during the period divided by the beginning net asset value for the period. The Fund’s performance changes over time and currently may be different than that shown. Past performance is no guarantee of future results. Total return is not annualized.

(3)	The ratios reflect an annualized amount.
(4)	For the years ended December 31, 2025, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022, the ratio of operating expenses to average net assets consisted of the following:

	For the Year Ended December 31, 2025
	Class I	Class S	Class D
Base management fee	1.25%	1.25%	1.25%
Income based fee and capital gains incentive fee	1.24	1.24	1.24
Interest and credit facility fees	5.37	5.38	5.43
Shareholder servicing and/or distribution fees	—	0.85	0.25
Other operating expenses	0.29	0.29	0.29
Total operating expenses	8.15%	9.01%	8.46%

	For the Year Ended December 31, 2024
	Class I	Class S	Class D
Base management fee	1.25%	1.25%	1.25%
Income based fee and capital gains incentive fee	1.43	1.43	1.43
Interest and credit facility fees	3.79	3.75	4.00
Shareholder servicing and/or distribution fees	—	0.85	0.25
Other operating expenses	0.48	0.48	0.48
Total operating expenses	6.95%	7.76%	7.41%

	For the Year Ended December 31, 2023
	Class I	Class S(6)	Class D(6)
Base management fee	1.25%	1.25%	1.25%
Income based fee and capital gains incentive fee	1.43	1.53	1.47
Interest and credit facility fees	3.32	2.86	2.74
Shareholder servicing and/or distribution fees	—	0.85	0.25
Other operating expenses	1.52	1.03	1.07
Total operating expenses	7.52%	7.52%	6.78%

For the period
from
December 5, 2022
(commencement of
operations) to
December 31, 2022
Class I
Base management fee	1.23%
Income based fee and capital gains incentive fee	—
Interest and credit facility fees	1.12
Organization costs	0.53
Other operating expenses	3.83
Total operating expenses	6.71%
(5)	The ratio of net investment income to average net assets excludes income taxes related to realized gains and losses.
(6)	The date of the first sale of Class S shares and Class D shares was August 1, 2023.

RISK FACTORS

Investing in our Common Shares involves a number of significant risks. The following information is a discussion of material risk factors associated with an investment in our Common Shares specifically, as well as those factors generally associated with an investment in a company with an investment objective, investment policies, capital structure or traders markets similar to ours. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our Common Shares. If any of the following events occur our business, financial condition and results of operations could be materially and adversely affected. In such cases, the NAV of our Common Shares could decline, and you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS AND STRUCTURE

Our Board of Trustees may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our results of operations and financial condition.

Our Board of Trustees has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, NAV, operating results and value of our Common Shares. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we have significant flexibility in investing the net proceeds from our continuous offering and may use the net proceeds from our continuous offering in ways with which investors may not agree or for purposes other than those contemplated in this prospectus.

Our Board of Trustees may amend our Declaration of Trust without prior shareholder approval.

So long as an amendment to our Declaration of Trust does not materially alter or change the powers, preferences, or special rights of our Common Shares so as to affect them adversely, our Board of Trustees may, without shareholder vote, subject to certain exceptions, amend or otherwise supplement our Declaration of Trust by making an amendment, a Declaration of Trust supplemental thereto or an amended and restated Declaration of Trust, including without limitation to classify the Board of Trustees, to impose advance notice bylaw provisions for trustee nominations or for shareholder proposals, to require super-majority approval of transactions with significant shareholders or other provisions that may be characterized as anti-takeover in nature.

The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect the debt and equity capital markets, which may have a negative impact on our business and operations.

From time to time, capital markets may experience periods of disruption and instability. Such disruptions may result in, amongst other things, write-offs, the re-pricing of credit risk, the failure of financial institutions or worsening general economic conditions, any of which could materially and adversely impact the broader financial and credit markets and reduce the availability of debt and equity capital for the market as a whole and financial services firms in particular. Global financial markets have experienced heightened volatility in recent periods and there can be no assurance these market conditions will not occur or worsen in the future, including as a result of economic and political events in or affecting the world’s major economies, such as the ongoing war between Russia and Ukraine, continued conflicts and political unrest in the Middle East and South America. Sanctions imposed by the U.S. and other countries, including in connection with hostilities between Russia and Ukraine and tensions between China and Taiwan, have caused additional financial market volatility and affected the global economy. Concerns over future inflation volatility, economic recession, as well as interest rate volatility and fluctuations in oil and gas prices resulting from global production and demand levels, as well as geopolitical tension, have exacerbated market volatility. In addition, social unrest, changes regarding immigration and work permit policies and other political and security concerns may not abate, which may cause the debt and equity capital markets and our business to be adversely affected both within and outside of regions experiencing ongoing conflicts. Market uncertainty and volatility have also been magnified as a result of the current U.S. presidential administration and ongoing uncertainties regarding actual and potential shifts in U.S. and foreign, trade, economic and other policies, including with respect to treaties and tariffs. In addition to impacting the capital markets, global economic, political and market conditions could have a significant adverse effect on our business, financial condition and results of operations. See “General Risk Factors— Difficult market and political conditions may adversely affect our businesses in many ways, including by reducing the value or hampering the performance of our investments or reducing our ability to raise or deploy capital, each of which could have a significant adverse effect on our business, financial condition and results of operations.”

Volatility and dislocation in the capital markets can create a challenging environment in which to raise or access equity or debt capital. Such conditions could make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms and any failure to do so could have a material adverse effect on our business. The debt capital that will be available to us in the future, if at all, may continue to be at a higher cost, including as a result of the current interest rate environment, and on less favorable terms and conditions than what we have historically experienced. If we are unable to raise or refinance debt, then our equity investors may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies.

Significant disruption or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity). Significant disruption or volatility in the capital markets may also affect the pace of our investment activity and the potential for liquidity events involving our investments. Thus, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes. An inability to raise or access capital could have a material adverse effect on our business, financial condition or results of operations.

We are exposed to risks associated with changes in interest rates, including the current interest rate environment.

General interest rate fluctuations may have a negative impact on our investments and our investment returns and, accordingly, may have a material adverse effect on our investment objective and our net investment income.

The U.S. Federal Reserve (“Federal Reserve”) decreased the federal funds rate multiple times in 2025. Because we borrow money and may issue debt securities or preferred stock to make investments, our net investment income is dependent upon the difference between the rate at which we borrow funds or pay interest or dividends on such debt securities or preferred stock and the rate at which we invest these funds. In periods of declining interest rates, we may earn less interest income from investments and our cost of funds will also decrease, to a lesser extent, given certain of our currently outstanding indebtedness bears interest at fixed rates, resulting in lower net investment income. Conversely, in periods of rising interest rates, our interest income will increase as the majority of our portfolio bears interest at variable rates while our cost of funds will also increase, to a lesser extent, with the net impact being an increase to our net investment income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Quantitative and Qualitative Disclosures About Market Risk.” We have entered into certain hedging transactions, such as interest rate swaps, to mitigate our exposure to adverse fluctuations in interest rates, and we may do so again in the future. However, we cannot assure you that such transactions will be successful in mitigating our exposure to interest rate risk. There can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. See “Risks Relating to Our Investments — We may expose ourselves to risks if we engage in hedging transactions.” Our portfolio primarily consists of fixed and floating rate investments. Market prices tend to fluctuate more for fixed-rate securities that have longer maturities. Although we have no policy governing the maturities of our investments, under current market conditions we expect that we will invest in a portfolio of debt generally having maturities of up to 10 years. Market prices for debt that pays a fixed-rate of return tend to decline as interest rates rise. This means that we are subject to greater risk (other things being equal) than a fund invested solely in shorter-term, fixed-rate securities. Market prices for floating rate investments may also fluctuate in rising rate environments with prices tending to decline when credit spreads widen. A decline in the prices of the debt we own could adversely affect our net assets resulting from operations and the NAV of our Common Shares.

Rising interest rates may also increase the cost of debt for our underlying portfolio companies, which could adversely impact their financial performance and ability to meet ongoing obligations to us. Also, an increase in interest rates available to investors could make an investment in our Common Shares less attractive if we are not able to pay distributions at a level that provides a similar return, which could reduce the value of our Common Shares.

Inflation has impacted and may in the future adversely affect our business, results of operations and financial condition of our portfolio companies.

Certain of our portfolio companies are in industries that have been or may be impacted by inflation. U.S. inflation rates have fluctuated in recent periods, and remain well above historical levels over the past several decades. Ongoing inflationary pressures have increased the costs of labor, energy and raw materials and have adversely affected consumer spending, economic growth and our portfolio companies’ operations. If these portfolio companies are unable to pass any increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on our loans, particularly if interest rates rise in response to inflation. In addition, any projected future decreases in our portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce our net assets resulting from operations. See “We are exposed to risks associated with changes in interest rates, including the current interest rate environment.”

A failure on our part to maintain our status as a BDC may significantly reduce our operating flexibility.

If we fail to maintain our status as a BDC, we might be regulated as a closed-end investment company that is required to register under the Investment Company Act, which would subject us to additional regulatory restrictions and significantly decrease our operating flexibility. In addition, any such failure could cause an event of default under our outstanding indebtedness, which could have a material adverse effect on our business, financial condition or results of operations.

We are dependent upon certain key personnel of Ares for our future success and upon their access to other Ares investment professionals.

We depend on the diligence, skill, judgment, network of business contacts and personal reputations of certain key personnel of the Ares Credit Group and our future success depends on their continued service. We also depend, to a significant extent, on access to the investment professionals of other groups within Ares, the information and deal flow generated by Ares’ investment professionals in the course of their investment and portfolio management activities, as well as the support of senior business operations professionals of Ares.

The departure or misconduct of any of these individuals, or of a significant number of the investment professionals or partners of Ares, could have a material adverse effect on our business, financial condition or results of operations. In addition, we cannot assure you that Ares Capital Management will remain our investment adviser or that we will continue to have access to Ares’ investment professionals or its information and deal flow. Further, there can be no assurance that we will replicate our own, our affiliates’, or Ares’ historical success, including that of Ares Capital Corporation, and we caution you that our investment returns could be substantially lower than the returns achieved by other Ares funds.

Our financial condition and results of operations depend on our ability to manage future growth effectively.

Our ability to achieve our investment objective depends on our ability to acquire suitable investments and monitor and administer those investments, which depends, in turn, on our investment adviser’s ability to identify, invest in and monitor companies that meet our investment criteria.

Accomplishing this result on a cost-effective basis is largely a function of the structuring of our investment process and the ability of our investment adviser to provide competent, attentive and efficient services to us. Our executive officers and the members of the Ares Credit Group’s Ares Strategic Income Fund investment committee (the “ASIF Investment Committee”) have substantial responsibilities in connection with their roles at Ares and with other Ares funds as well as responsibilities under the investment advisory and management agreement. They may also be called upon to provide significant managerial assistance to certain of our portfolio companies. These demands on their time, which will increase as the number of investments grow, may distract them or slow the rate of investment. In order for us to grow, Ares will need to hire, train, supervise, manage and retain new employees. However, we cannot assure you that Ares will be able to do so effectively. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

Our ability to grow depends on our ability to raise capital.

We will need to periodically access the capital markets to raise cash to fund new investments in excess of our repayments, and we may also need to access the capital markets to refinance existing debt obligations to the extent such maturing obligations are not repaid with availability under our revolving credit facilities, which includes the Credit Facilities or cash flows from operations. We have elected to be treated as a RIC and operate in a manner so as to qualify for the U.S. federal income tax treatment applicable to RICs. Among other things, in order to maintain our RIC status, we must distribute to our common shareholders on a timely basis generally an amount equal to at least 90% of our investment company taxable income, and, as a result, such distributions will not be available to fund investment originations or repay maturing debt. We must continue to borrow from financial institutions and issue additional securities to fund our growth. Unfavorable economic or capital market conditions may increase our funding costs, limit our access to the capital markets or could result in a decision by lenders not to extend credit to us. An inability to successfully access the capital markets may limit our ability to refinance our existing debt obligations as they come due and/or to fully execute our business strategy and could limit our ability to grow or cause us to have to shrink the size of our business, which could decrease our earnings, if any. See “Risk Factors — Risks Relating to Our Business and Structure — The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect the debt and equity capital markets, which may have a negative impact on our business and operations.”

In addition, we are currently allowed to borrow amounts or issue debt securities or preferred stock, which we refer to collectively as “senior securities,” such that our asset coverage, as calculated pursuant to the Investment Company Act, equals at least 150% immediately after such borrowing (i.e., we are able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us). Such requirement, in certain circumstances, may restrict our ability to borrow or issue debt securities or preferred stock. The amount of leverage that we employ will depend on our investment adviser’s and our Board of Trustees’ assessments of market and other factors at the time of any proposed borrowing or issuance of senior securities. We cannot assure you that we will be able to maintain or increase the amount available to us under our current Credit Facilities, obtain other lines of credit or issue senior securities at all or on terms acceptable to us.

Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.

We may issue senior securities or borrow money from banks or other financial institutions, up to the maximum amount permitted by the Investment Company Act. As a BDC, we are currently permitted to incur indebtedness or issue senior securities only in amounts such that our asset coverage, as calculated pursuant to the Investment Company Act, equals at least 150% after each such incurrence or issuance (i.e., we are able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us). If the value of our assets declines, we may be unable to satisfy this test, which may prohibit us from making distributions and could prevent us from maintaining our status as a RIC or may prohibit us from repurchasing our Common Shares. In addition, our inability to satisfy this test could cause an event of default under our existing indebtedness. If we cannot satisfy this test, we may be required to sell a portion of our investments at a time when such sales may be disadvantageous and, depending on the nature of our leverage, repay a portion of our indebtedness. Accordingly, any failure to satisfy this test could have a material adverse effect on our business, financial condition or results of operations. As of December 31, 2025, our asset coverage calculated in accordance with the Investment Company Act was 191%. Also, to generate cash for funding new investments, we may in the future seek to issue additional debt or to securitize certain of our loans. The Investment Company Act may impose restrictions on the structure of any such securitization.

The requirement that we invest a sufficient portion of our assets in Qualifying Assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in Qualifying Assets could result in our failure to maintain our status as a BDC.

Under the Investment Company Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the Investment Company Act described as “qualifying” assets (“Qualifying Assets”) unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are Qualifying Assets. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not Qualifying Assets. Conversely, if we fail to invest a sufficient portion of our assets in Qualifying Assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the Investment Company Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.

Borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in our securities. We currently borrow under the Credit Facilities and have issued other senior securities, and in the future may borrow from, or issue additional senior securities to, banks, insurance companies, funds, institutional investors and other lenders and investors. Lenders and holders of such senior securities have fixed dollar claims on our consolidated assets that are superior to the claims of our common shareholders or any preferred shareholders. If the value of our consolidated assets increases, then leveraging would cause NAV to increase more sharply than it would have had we not incurred leverage.

Conversely, if the value of our consolidated assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had we not incurred leverage. Similarly, any increase in our consolidated income in excess of consolidated interest payable on the borrowed funds would cause our net income to increase more than it would had we not incurred leverage, while any decrease in our consolidated income would cause net income to decline more sharply than it would have had we not incurred leverage. Such a decline could negatively affect our ability to make distributions. There can be no assurance that a leveraging strategy will be successful.

As of December 31, 2025, we had approximately $4.4 billion of outstanding borrowings under the Credit Facilities. Certain of our wholly owned consolidated subsidiaries have also completed term debt securitizations (also known as collateralized loan obligations) and as of December 31, 2025 there was an aggregate of $1.4 billion outstanding under such term debt securitizations (excluding any subordinated notes or loans that were retained by us and eliminated in consolidation). These term debt securitizations are on-balance sheet financings through which are consolidated by us for financial reporting purposes and count as debt for the purposes of determining our asset coverage. As of December 31, 2025, we also had approximately $5.4 billion in aggregate principal amount outstanding of senior unsecured notes (we refer to each series of unsecured notes using the defined term set forth under the “Unsecured Notes” column of the table below and, along with the April 2031 Notes, collectively refer to all such series as the “Unsecured Notes”).

(dollar amounts in thousands)	Aggregate Principal
Unsecured Notes	Amount Issued	Original Issuance Date	Maturity Date
March 2028 Notes	$1,000,000	November 21, 2024	March 15, 2028
September 2028 Notes	$600,000	June 9, 2025	September 9, 2028
January 2029 Notes	$600,000	September 15, 2025	January 15, 2029
August 2029 Notes	$700,000	June 5, 2024	August 15, 2029
February 2030 Notes	$750,000	October 2, 2024	February 15, 2030
September 2030 Notes	$500,000	June 9, 2025	September 9, 2030
January 2031 Notes	$500,000	September 15, 2025	January 15, 2031
March 2032 Notes	$750,000	January 21, 2025	March 21, 2032

In order for us to cover our annual interest payments on our outstanding indebtedness as of December 31, 2025, we must achieve annual returns on our December 31, 2025 total assets of at least 2.7%. The weighted average stated interest rate charged on our principal amount of outstanding indebtedness as of December 31, 2025 was 5.5%. We intend to continue borrowing under the Credit Facilities in the future and we may increase the size of the Credit Facilities or issue additional debt securities or other evidences of indebtedness (although there can be no assurance that we will be successful in doing so). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments,” as well as Note 13 to our consolidated financial statements for the year ended December 31, 2025 for subsequent events relating to the SB Funding Facility, the SG Funding Facility and an additional issuance of senior unsecured notes.

Our ability to service our debt depends largely on our financial performance and is subject to prevailing economic conditions and competitive pressures. The amount of leverage that we employ at any particular time will depend on our investment adviser’s and our board of trustees’ assessments of market and other factors at the time of any proposed borrowing and is subject to our compliance with our asset coverage requirement following any such borrowing.

The Credit Facilities, the Debt Securitizations and the Unsecured Notes impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC. A failure to renew the Credit Facilities or to add new or replacement credit facilities or to issue additional debt securities or other evidences of indebtedness could have a material adverse effect on our business, financial condition and results of operations.

The following table illustrates the effect on return to a holder of our Common Shares of the leverage created by our use of borrowing at the weighted average stated interest rate of 5.5% as of December 31, 2025, together with (a) our total value of net assets as of December 31, 2025; (b) approximately $11.2 billion in aggregate principal amount of indebtedness outstanding as of December 31, 2025 and (c) hypothetical annual returns on our portfolio of minus 10% to plus 10%.

Assumed Return on Portfolio (Net of Expenses)(1)	(10.00)%	(5.00)%	—%	5.00%	10.00%
Corresponding Return to Common Shareholders(2)	(27.46)%	(16.65)%	(5.85)%	4.96%	15.77%
(1)	The assumed portfolio return is required by SEC regulations and is not a prediction of, and does not represent, our projected or actual performance. Actual returns may be greater or less than those appearing in the table. Pursuant to SEC regulations, this table is calculated as of December 31, 2025. As a result, it has not been updated to take into account any changes in assets or leverage since December 31, 2025.
(2)	In order to compute the “Corresponding Return to Common Shareholders,” the “Assumed Return on Portfolio” is multiplied by the total value of our assets as of December 31, 2025 to obtain an assumed return to us. From this amount, the interest expense (calculated by multiplying the weighted average stated interest rate of 5.5% by the approximately $11.2 billion of principal outstanding debt as of December 31, 2025) is subtracted to determine the return available to shareholders. The return available to shareholders is then divided by the total value of our net assets as of December 31, 2025 to determine the “Corresponding Return to Common Shareholders.”

See “Prospectus Summary — Recent Developments” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources” for more information regarding our indebtedness.

We are subject to a 150% asset coverage ratio.

In accordance with the Investment Company Act, a BDC is allowed to borrow amounts such that its asset coverage, calculated pursuant to the Investment Company Act, is at least 150% after such borrowing if certain requirements, including obtaining certain approvals, are met. The reduced asset coverage requirement permits a BDC to borrow up to two dollars for every dollar it has in assets less all liabilities and indebtedness not represented by senior securities issued by it. Because an affiliate of our investment adviser, as our sole initial shareholder, approved a proposal on October 7, 2022 that allows us to reduce our asset coverage ratio to 150%, the ratio applicable to our senior securities is 150%.

Leverage magnifies the potential for loss on investments in our indebtedness and on invested equity capital. As we may use leverage to partially finance our investments, you will experience increased risks of investing in our securities. If the value of our assets increases, then leveraging would cause the NAV attributable to our Common Shares to increase more sharply than it would had we not leveraged our business. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions or pay distributions on our Common Shares, make scheduled debt payments or other payments related to our securities. Leverage is generally considered a speculative investment technique. See “— We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.”

In addition to regulatory requirements that restrict our ability to raise capital, the Credit Facilities, the Debt Securitizations and the Unsecured Notes contain various covenants that, if not complied with, could accelerate repayment under the Credit Facilities, the Debt Securitizations and the Unsecured Notes, thereby materially and adversely affecting our liquidity, financial condition and results of operations.

The agreements governing the Credit Facilities, the Debt Securitizations and the Unsecured Notes require us, and any future agreements governing any debt facilities may require us, to comply with certain financial and operational covenants. These covenants may include, among other things:

●	restrictions on the level of indebtedness that we are permitted to incur in relation to the value of our assets;
●	restrictions on our ability to incur liens; and

●	maintenance of a minimum level of shareholders’ equity.

As of the date of this prospectus, we are in compliance in all material respects with the covenants in the Credit Facilities, the Debt Securitizations and the Unsecured Notes. However, our continued compliance with these covenants depends on many factors, some of which are beyond our control. For example, depending on the condition of the public debt and equity markets and pricing levels, unrealized depreciation in our portfolio may increase in the future. Any such increase could result in our inability to comply with our obligation to restrict the level of indebtedness that we are able to incur in relation to the value of our assets or to maintain a minimum level of shareholders’ equity.

Accordingly, although we believe we will continue to be in compliance, there are no assurances that we will continue to comply with the covenants in the Credit Facilities, the Debt Securitizations and the Unsecured Notes. Failure to comply with these covenants could result in a default under the Credit Facilities, the Debt Securitizations and the Unsecured Notes, that, if we were unable to obtain a waiver from the lenders or holders of such indebtedness, as applicable, such lenders or holders could accelerate repayment under such indebtedness and thereby have a material adverse impact on our business, financial condition and results of operations.

We have formed and invested in and may in the future form or invest in CLOs, which subject us to certain structured financing risks.

To finance certain investments, our consolidated subsidiaries have completed debt securitizations through CLOs and may in the future securitize certain of our secured loans or other investments, including through the formation of one or more additional CLOs, while retaining all or most of the exposure to the performance of such investments. As of December 31, 2025, our consolidated subsidiaries had collectively completed three debt securitizations. ADL CLO 3 has approximately $476 million in aggregate principal amount of January 2037 CLO Notes issued and outstanding (excluding the January 2037 CLO Subordinated Notes). ADL CLO 5 has approximately $350 million in aggregate principal amount of April 2038 CLO Debt issued and outstanding (excluding the April 2038 CLO Subordinated Notes). ADL CLO 8 has approximately $532 million in aggregate principal amount of January 2039 CLO Debt issued and outstanding (excluding the January 2039 CLO Subordinated Notes). Our current CLOs involve, and any additional CLOs would involve, a contribution by us of a pool of assets to a special purpose entity, and a sale of debt interests in such entity on a non-recourse or limited-recourse basis to purchasers.

In addition, we may invest in securities of CLOs managed by other investment advisers. Our interests in these CLOs would likely be considered a “non-qualifying” portfolio interest for purposes of the Investment Company Act. If we invest in CLOs we create, we will depend in part on distributions from the CLO’s assets out of its earnings and cash flows to enable us to make distributions to shareholders. The ability of a CLO to make distributions will be subject to various limitations, including the terms and covenants of the debt it issues. Also, a CLO may take actions that delay distributions in order to preserve ratings and to keep the cost of present and future financings lower or the CLO may be obligated to retain cash or other assets to satisfy over-collateralization requirements commonly provided for holders of the CLO’s debt, which could impact our ability to receive distributions from the CLO. If we do not receive cash flow from any such CLO that is necessary to satisfy the Annual Distribution Requirement (defined below) for maintaining RIC status, and we are unable to obtain cash from other sources necessary to satisfy this requirement, we may not maintain our qualification as a RIC, which would have a material adverse effect on an investment in the shares.

In addition, a decline in the credit quality of loans in a CLO due to poor operating results of the relevant borrower, declines in the value of loan collateral or increases in defaults, among other things, may force a CLO to sell certain assets at a loss, reducing their earnings and, in turn, cash potentially available for distribution to us for distribution to our shareholders. To the extent that any losses are incurred by the CLO in respect of any collateral, such losses will be borne first by the owner of equity interests in the CLO.

The manager for a CLO that we create may be us, our investment adviser or an affiliate, and such manager may be entitled to receive compensation for structuring and/or management services. To the extent our investment adviser or an affiliate other than us serves as manager and we are obligated to compensate our investment adviser or the affiliate for such services, we, our investment adviser or the affiliate will implement offsetting arrangements to assure that we, and indirectly, our common shareholders, pay no additional management fee to our investment adviser or the affiliate in connection therewith. Our investment adviser serves as asset manager to ADL CLO 3, ADL CLO 5 and ADL CLO 8 under asset management agreements with each such entity and is entitled to receive compensation for structuring and/or management services. Our investment adviser has agreed to waive any management fees from ADL CLO 3, ADL CLO 5 and ADL CLO 8. To the extent we serve as the manager to any CLOs we create, we will waive any right to receive fees for such services from us (and indirectly our common shareholders) or any affiliate.

We operate in a highly competitive market for investment opportunities.

A number of entities compete with us to make the types of investments that we make in middle-market companies. We compete with other BDCs, public and private funds, commercial and investment banks, commercial financing companies, insurance companies, hedge funds, and, to the extent they provide an alternative form of financing, private equity funds. Some of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than we do. Furthermore, many of our competitors are not subject to the regulatory restrictions that the Investment Company Act imposes on us as a BDC and that the Code imposes on us as a RIC. In addition, new competitors frequently enter the financing markets in which we operate. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to pursue attractive investment opportunities from time to time.

We do not seek to compete primarily based on the interest rates we offer and we believe that some of our competitors may make loans with interest rates that are comparable to or lower than the rates we offer. Rather, we compete with our competitors based on our existing investment platform, seasoned investment professionals, experience and focus on middle-market companies, disciplined investment philosophy, extensive industry focus and flexible transaction structuring. For a more detailed discussion of these competitive advantages, see “Investment Objective and Strategies — Potential Competitive Strengths.”

We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. The loss of such investment opportunities may limit our ability to grow or cause us to have to shrink the size of our portfolio, which could decrease our earnings. If we match our competitors’ pricing, terms and structure, we may experience decreased net interest income and increased risk of credit loss. As a result of operating in such a competitive environment, we may make investments that are on less favorable terms than what we may have originally anticipated, which may impact our return on these investments.

We may have difficulty sourcing investment opportunities.

We cannot assure investors that we will be able to locate a sufficient number of suitable investment opportunities to allow us to deploy all available capital successfully. In addition, privately negotiated investments in loans and illiquid securities of private middle-market companies require substantial due diligence and structuring, and we cannot assure investors that we will achieve our anticipated investment pace. As a result, investors will be unable to evaluate any future portfolio company investments prior to purchasing our Common Shares. Additionally, our investment adviser selects our investments, and our common shareholders have no input with respect to such investment decisions. These factors increase the uncertainty, and thus the risk, of investing in our Common Shares. To the extent we are unable to deploy all capital, our investment income and, in turn, our results of operations, will likely be materially adversely affected.

Our ability to enter into transactions with our affiliates is restricted.

As a BDC, we are prohibited under the Investment Company Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of our independent Trustees and, in some cases, of the SEC. Among other things, any person that, directly or indirectly, owns, controls or holds with the power to vote 5% or more of our outstanding voting securities is an affiliate of ours for the purposes of the Investment Company Act. However, we may under certain circumstances purchase any such affiliate’s loans or securities in the secondary market, which could create a conflict for our investment adviser between our interests and the interests of such affiliate, in that the ability of our investment adviser to recommend actions in our best interest may be limited. We are generally prohibited from buying or selling any securities (other than our securities) from or to an affiliate. The Investment Company Act also prohibits us from participating in certain “joint” transactions with certain of our affiliates which could include investments in the same portfolio company (whether at the same or different times), without the prior approval of our independent Trustees and, in cases where the affiliate is presumed to control us (i.e., they own more than 25% of our voting securities), prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or trustees or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security (other than our securities) from or to any portfolio company of a fund managed by any affiliate of our investment adviser, or entering into joint arrangements, such as certain co-investments with these companies or funds, without the prior approval of the SEC, which may limit the scope of investment opportunities that may otherwise be available to us.

We rely on the Co-Investment Exemptive Order granted to us, our investment adviser and certain of our affiliates by the SEC that allows us to engage in co-investment transactions with other affiliated entities managed by our investment adviser, subject to certain conditions and requirements. As a result of the investments permitted by the Co-Investment Exemptive Order, there could be significant overlap in our investment portfolio and the investment portfolios of affiliated entities that have an investment objective similar to ours and can rely on the Co-Investment Exemptive Order. We may also otherwise co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and our investment adviser’s allocation policy.

There are significant potential conflicts of interest that could impact our investment returns.

Conflicts may arise in allocating and structuring investments, time, services, expenses or resources among the investment activities of Ares funds, Ares, other Ares-affiliated entities and the employees of Ares. Certain of our executive officers and Trustees, and members of the ASIF Investment Committee, serve or may serve as officers, Trustees or principals of other entities, including other Ares funds. These officers and trustees will devote such portion of their time to our affairs as is required for the performance of their duties, but they are not required to devote all of their time to us. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in our or our common shareholders’ best interests or may require them to devote time to services for other entities, which could interfere with the time available to provide services to us. Members of the ASIF Investment Committee may have significant responsibilities for other Ares funds. Similarly, although the professional staff of our investment adviser will devote as much time to the management of us as appropriate to enable our investment adviser to perform its duties in accordance with the investment advisory and management agreement, the investment professionals of our investment adviser may have conflicts in allocating their time and services among us and investment vehicles managed by our investment adviser or one or more of its affiliates. These activities could be viewed as creating a conflict of interest insofar as the time and effort of the professional staff of our investment adviser and its officers and employees will not be devoted exclusively to our business but will instead be allocated between our business and the management of these other investment vehicles.

In addition, certain Ares funds may have investment objectives that compete or overlap with, and may from time to time invest in asset classes similar to those targeted by us. Consequently, we and these other entities may from time to time pursue the same or similar capital and investment opportunities. Pursuant to its investment allocation policy, Ares and its controlled affiliates, including our investment adviser, endeavor to allocate investment opportunities in a fair and equitable manner, and in any event consistent with any fiduciary duties owed to us. Nevertheless, it is possible that we may not be given the opportunity to participate in certain investments made by other Ares funds and, if given such opportunity, may not be allowed to participate in such investments without the prior approval of our trustees who are not “interested persons” of the Fund (as defined in the Investment Company Act) and, in some cases, the prior approval of the SEC. In addition, there may be conflicts in the allocation of investments among us and the other Ares funds or one or more of our controlled affiliates or among the funds they manage, including investments made pursuant to the Co-Investment Exemptive Order. Further, such other Ares funds may hold positions in portfolio companies in which we have also invested. Such investments may raise potential conflicts of interest between us and such other Ares funds, particularly if we and such other Ares funds invest in different classes or types of securities or investments of the same underlying portfolio company. In that regard, actions may be taken by another Ares fund that are adverse to our interests, including, but not limited to, during a restructuring, bankruptcy or other insolvency proceeding or similar matter occurring at the underlying portfolio company.

We may from time to time, and subject to requirements under the Investment Company Act, offer to sell assets to vehicles managed by one or more of our affiliates or we may purchase assets from vehicles managed by one or more of our affiliates. In addition, vehicles managed by one or more of our affiliates may offer assets to or may purchase assets from one another. While assets may be sold or purchased at prices that are consistent with those that could be obtained from third parties in the marketplace, and although these types of transactions generally require approval of one or more independent parties, there may be an inherent conflict of interest in such transactions between us and funds managed by one of our affiliates (including our investment adviser). In addition, subject to the limitations of the Investment Company Act and conditions of the Co-Investment Exemptive Order, we may invest in loans, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Ares funds.

We pay a base management fee and an incentive fee to our investment adviser, and reimburse our investment adviser for certain expenses it incurs. Ares, from time to time, incurs fees, costs, and expenses on behalf of more than one fund. To the extent such fees, costs, and expenses are incurred for the account or benefit of more than one fund, each such fund will typically bear an allocable portion of any such fees, costs, and expenses in proportion to the size of its investment in the activity or entity to which such expense relates (subject to the terms of each fund’s governing documents) or in such other manner as Ares considers fair and equitable under the circumstances such as the relative fund size or capital available to be invested by such funds. Where a fund’s governing documents do not permit the payment of a particular expense, Ares will generally pay such fund’s allocable portion of such expense.

Our investment adviser’s base management fee is based on a percentage of our net assets and, consequently, our investment adviser may have conflicts of interest in connection with decisions that could affect our net assets, such as decisions as to whether to incur indebtedness, or to make future investments. We are currently allowed to borrow amounts subject to our compliance with our asset coverage requirement following any such borrowing.

Accordingly, our investment adviser may have conflicts of interest in connection with decisions to use increased leverage permitted under our asset coverage requirement applicable to senior securities, as the incurrence of such additional indebtedness would result in an increase in the base management fee payable to our investment adviser and may also result in an increase in the incentive fee payable to our investment adviser.

The incentive fee payable by us to our investment adviser that relates to our pre-incentive fee net investment income is computed and paid on income that may include income that is accrued but not yet received in cash. If a portfolio company defaults on a loan that is structured to provide accrued income, it is possible that accrued income previously used in the calculation of such fee will become uncollectible. Our investment adviser is not under any obligation to reimburse us for any part of the incentive fee it receives that is based on accrued interest income that we never actually receive.

Our investment advisory and management agreement renews for successive annual periods if approved by our Board of Trustees or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our independent Trustees. However, both we and our investment adviser have the right to terminate the agreement without penalty upon 60 days’ written notice by the Fund or upon 120 days’ written notice by our investment adviser to the other party. In addition, if we elect to continue operations following termination of the investment advisory and management agreement by the investment adviser, the investment adviser will pay all expenses incurred as a result of its withdrawal. Moreover, conflicts of interest may arise if our investment adviser seeks to change the terms of our investment advisory and management agreement, including, for example, the terms for compensation to our investment adviser. While any material change to the investment advisory and management agreement must be submitted to shareholders for approval under the Investment Company Act, we may from time to time decide it is appropriate to seek shareholder approval to change the terms of the agreement.

We are party to the administration agreement with our administrator, Ares Operations, a subsidiary of Ares Management, pursuant to which our administrator furnishes us with administrative services. Payments under the administration agreement are equal to an amount based upon our allocable portion of our administrator’s overhead and other expenses (including travel expenses) incurred by our administrator in performing its obligations under the administration agreement, including our allocable portion of the compensation, rent and other expenses of certain of our officers (including our chief compliance officer, chief financial officer, chief accounting officer, general counsel, secretary, treasurer and assistant treasurer) and their respective staffs, but not investment professionals.

As of December 31, 2025, there were approximately $74.6 million of expenses supported by our investment adviser that were eligible for reimbursement pursuant to the Expense Support and Conditional Reimbursement Agreement (not including fees for which our investment adviser has agreed not to seek recoupment). See Note 3 to our consolidated financial statements for the year ended December 31, 2025 for more information about our Expense Support and Conditional Reimbursement Agreement. Our future repayment of amounts reimbursed or waived by our investment adviser or its affiliates, pursuant to the Expense Support and Conditional Reimbursement Agreement, will immediately reduce our NAV at the time we make such reimbursement payment and may reduce future distributions to which you would otherwise be entitled. We are unable to predict when we, and ultimately our common shareholders, will repay expenses advanced by our investment adviser because repayment under the Expense Support and Conditional Reimbursement Agreement is conditioned upon the occurrence of certain events, and the investment adviser can waive reimbursement of expenses in any applicable month. In addition, holders of Class S shares and Class D shares may be impacted by the shareholder and/or distribution fees borne by such classes resulting in a decline in our returns and our distributions payable in the class of Common Shares upon which such fees are being paid.

As a result of the arrangements described above, there may be times when the management team of Ares Management (including those members of management focused primarily on managing the Fund) has interests that differ from those of our common shareholders, giving rise to a conflict. Additionally, the members of management focused on managing us will also manage other Ares funds, and, consequently, will need to devote significant attention and time to managing other Ares funds, in addition to us.

Our common shareholders may have conflicting investment, tax and other objectives with respect to their investments in us. The conflicting interests of individual shareholders may relate to or arise from, among other things, the nature of our investments, the structure or the acquisition of our investments, and the timing of dispositions of our investments. As a consequence, conflicts of interest may arise in connection with decisions made by our investment adviser, including with respect to the nature or structuring of our investments, that may be more beneficial for one shareholder than for another shareholder, especially with respect to shareholders’ individual tax situations. In selecting and structuring investments appropriate for us, our investment adviser will consider our investment and tax objectives and those of our common shareholders, as a whole, not the investment, tax or other objectives of any common shareholder individually. See “Potential Conflicts of Interest.”

We may be subject to additional corporate-level income taxes if we fail to maintain our status as a RIC.

We have elected to be treated as a RIC under the Code and operate in a manner so as to qualify for the U.S. federal income tax treatment applicable to RICs. As a RIC, we generally will not pay U.S. federal corporate-level income taxes on our income and net capital gains that we distribute to our common shareholders as distributions on a timely basis. We will be subject to U.S. federal corporate-level income tax on any undistributed income and/or gains. To maintain our status as a RIC, we must meet certain source of income, asset diversification and annual distribution requirements. We may also be subject to certain U.S. federal excise taxes, as well as state, local and foreign taxes.

To maintain our RIC status, we must timely distribute an amount equal to at least 90% of our investment company taxable income (as defined by the Code, which generally includes net ordinary income and net short term capital gains) to our common shareholders (the “Annual Distribution Requirement”). We have the ability to pay a large portion of our distributions in our shares, and as long as a portion of such distribution is paid in cash and other requirements are met, such distributions will be taxable as a distribution for U.S. federal income tax purposes. This may result in our U.S. shareholders having to pay tax on such distributions, even if no cash is received, and may result in our non-U.S. shareholders being subject to withholding tax in respect of amounts distributed in our shares. Because we use debt financing, we are subject to certain asset coverage ratio requirements under the Investment Company Act and financial covenants under our indebtedness that could, under certain circumstances, restrict us from making distributions necessary to qualify as a RIC. If we are unable to obtain cash from other sources, we may fail to maintain our status as a RIC and, thus, may be subject to corporate-level income tax on all of our income and/or gains.

To maintain our status as a RIC, in addition to the Annual Distribution Requirement, we must also meet certain annual source of income requirements at the end of each taxable year and asset diversification requirements at the end of each calendar quarter. Failure to meet these requirements may result in our having to (a) dispose of certain investments quickly or (b) raise additional capital to prevent the loss of RIC status. Because most of our investments are in private companies and are generally illiquid, any such dispositions may be at disadvantageous prices and may result in losses. Also, the rules applicable to our qualification as a RIC are complex with many areas of uncertainty. Accordingly, no assurance can be given that we have qualified or will continue to qualify as a RIC. If we fail to maintain our status as a RIC for any reason and become subject to regular “C” corporation income tax, the resulting corporate-level income taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Such a failure would have a material adverse effect on us and on any investment in us. Certain provisions of the Code provide some relief from RIC disqualification due to failures of the source of income and asset diversification requirements, although there may be additional taxes due in such cases. We cannot assure you that we would qualify for any such relief should we fail the source of income or asset diversification requirements. In addition, because the relevant laws may change, compliance with one or more RIC requirements may be impossible or impracticable.

We may have difficulty paying our required distributions under applicable tax rules if we recognize income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we may be required to include in income certain amounts that we have not yet received in cash, such as original issue discount, which may arise, for example, if we receive warrants in connection with the making of a loan, or PIK interest representing contractual interest added to the loan principal balance and due at the end of the loan term. Such original issue discount or PIK interest is included in income before we receive any corresponding cash payments. We also may be required to include in income certain other amounts that we will not receive in cash, including, for example, amounts attributable to hedging and foreign currency transactions.

Since, in certain cases, we may recognize income before or without receiving cash in respect of such income, we may have difficulty meeting the U.S. federal income tax requirement to distribute generally an amount equal to at least 90% of our investment company taxable income to maintain our status as a RIC. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain cash from other sources, we may fail to qualify as a RIC and thus be subject to additional corporate-level income taxes. Such a failure could have a material adverse effect on us and on any investment in us.

Most of our portfolio investments are not publicly traded and, as a result, the fair value of these investments may not be readily determinable.

A large percentage of our portfolio investments are not publicly traded. The fair value of investments that are not publicly traded may not be readily determinable. We value these investments monthly at fair value as determined in good faith by our investment adviser, as the valuation designee, subject to the oversight of our board of trustees, based on, among other things, the input of independent third-party valuation providers (“IVPs”) that have been engaged to support the valuation of such portfolio investments at least monthly, beginning as of the third quarter after origination (with certain de minimis exceptions) and under a valuation policy and a consistently applied valuation process. However, we may use these IVPs to review the value of our investments more frequently, including in connection with the occurrence of significant events or changes in value affecting a particular investment. In addition, our independent registered public accounting firm obtains an understanding of, and performs select procedures relating to, our investment adviser’s valuation process within the context of performing our financial statement audit.

The types of factors that may be considered in valuing our investments include the enterprise value of the portfolio company (the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time), the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to any similar publicly traded securities, changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments would trade in their principal markets and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent sale occurs, our investment adviser considers the pricing indicated by the external event to corroborate its valuation. Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our investment adviser’s determinations of fair value may differ materially from the values that would have been used if a ready market for these investments existed and may differ materially from the values that we may ultimately realize. Our NAV per share could be adversely affected if our investment adviser’s determinations regarding the fair value of these investments are higher than the values that we realize upon disposition of such investments.

The lack of liquidity in our investments may adversely affect our business.

As we generally make investments in private companies, substantially all of these investments are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we could realize significantly less than the value at which we have recorded our investments or could be unable to dispose of our investments in a timely manner. In addition, we may face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we or an affiliated manager of Ares has material non-public information regarding such portfolio company.

Our financial condition and results of operations could be negatively affected if a significant investment fails to perform as expected.

Our investment portfolio includes investments that may be significant individually or in the aggregate. If a significant investment in one or more companies fails to perform as expected, such a failure could have a material adverse effect on our business, financial condition and operating results, and the magnitude of such effect could be more significant than if we had further diversified our portfolio.

Negative publicity relating to the private credit industry could lead to increased repurchase requests from shareholders, adversely affect the valuation of certain investments, harm our or our investment adviser’s reputation or adversely affect our borrower or investor relationships and fundraising efforts.

In recent periods there has been increased negative publicity with respect to the private credit industry, including as a result of the private credit industry’s significant exposure to the software and technology sectors. This negative publicity has coincided with increased investor repurchase requests across certain BDCs, registered closed-end funds and other private investment funds pursuing such private credit strategies that conduct periodic repurchase offers. For example, for the first quarter of 2026, repurchase requests from our shareholders totaled 11.6% of Common Shares outstanding as of January 31, 2026, exceeding our 5% repurchase framework. Consistent with our design, we fulfilled repurchase requests for 5% of Common Shares outstanding as of January 31, 2026. Negative publicity, press speculation about us and concerns surrounding the private credit industry generally, whether or not valid, could lead to increased repurchase requests from certain of our shareholders similar to those we experienced in the first quarter of 2026, heighten scrutiny on our and our investment adviser’s business, encourage litigation and regulatory inquiries, harm our or our investment adviser’s reputation or adversely affect our borrower or investor relationships and fundraising efforts. If this trend of increased investor repurchase requests persists, funds facing elevated repurchase requests may be required to sell investments to generate liquidity, which could place downward pressure on the market value of certain investments held by those funds. Market dislocations or forced selling by market participants holding similar investments could adversely affect the valuation of comparable investments we hold.

In addition, in recent periods, there has been increased activity by certain activist and other organized groups in opposition to certain investments made by and activities of certain BDCs, registered closed-end funds and other private investment funds. Such groups may contact or otherwise seek to engage with government and regulatory bodies and fund investors, including public pension funds, to criticize or challenge certain investments, which could also lead to negative publicity that could harm our or our investment adviser’s reputation or adversely affect our borrower or investor relationships and fundraising efforts.

Market disruptions in sectors supported by private credit, such as the software and technology sectors, could result in a material adverse effect on us and certain of our portfolio companies.

Challenges facing a single, concentrated sector or industry can have far-reaching implications for the broader economy, including the private credit market. For example, recently, there has been growing concern about the private credit industry’s significant exposure to the software and technology sectors. Market analysts, journalists and other stakeholders have increasingly questioned whether the rapidly developing artificial intelligence market, which includes companies focused on the design and manufacture of semiconductors, data center construction and the expansion of power generation, is fueling inflated investment valuations and unsustainable price appreciation. In addition, concerns that artificial intelligence could disrupt software business models have driven a broad market selloff across technology and Software as a Service (SaaS) equities. If these concerns are validated or perceived as credible by the public, a significant global market correction or downturn could occur, which could result in a material adverse effect on us and certain of our portfolio companies.

Increasing scrutiny from stakeholders and regulators with respect to sustainability-or-ESG-matters may impose additional costs and expose us to additional risks.

Our business (including that of our portfolio companies) faces increasing public scrutiny related to environmental, social and governance (“ESG”) activities. A variety of organizations measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. Certain institutional investors may consider such ESG ratings and measures in making their investment decisions. If our ESG ratings or performance do not meet the standards set by such investors or our stockholders, they may choose to exclude our securities from their investments.

We risk damage to our brand and reputation if we fail to act responsibly in a number of areas, including, but not limited to human rights, climate change and environmental stewardship, support for local communities, corporate governance and transparency, or consideration of ESG factors in our investment processes. Adverse incidents with respect to ESG activities could impact the value of our brand, our relationship with existing and future portfolio companies, the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations.

Moreover, in recent years “anti-ESG” sentiment has gained momentum across the U.S., with several states, the executive branch and federal agencies, and Congress having proposed, enacted or indicated an intent to pursue “anti-ESG” policies, legislation or initiatives, issued related legal opinions and pursued related investigations and litigation. If investors subject to “anti-ESG” legislation view our investment adviser’s responsible investing or ESG practices as being in contradiction of such “anti-ESG” policies, legislation or legal opinions, such investors may not invest in us. In addition, corporate diversity, equity and inclusion (“DEI”) practices have recently come under increasing scrutiny.

Further, some groups and federal and state officials have asserted that the U.S. Supreme Court’s decision striking down race-based affirmative action in higher education in June 2023 should be analogized to private employment matters and private contract matters. Several media campaigns and cases alleging discrimination based on such arguments have been initiated since the decision and in January 2025, the Trump Administration signed a number of Executive Orders focused on DEI, which caution the private sector to end “illegal DEI discrimination and preferences” and preview upcoming compliance investigations of private entities with respect to DEI initiatives, including publicly traded companies. Agencies across the federal government, including the Department of Justice, the Federal Communications Commission, and the Equal Employment Opportunity Commission, have been focusing on DEI-related investigations and enforcement. It is uncertain how the interpretation, application and enforcement of laws (including U.S. state and federal nondiscrimination laws), policies and public sentiment related to DEI will evolve, and it may become increasingly challenging to establish global DEI-related policies and programs that meet the varied laws, policies and norms of different jurisdictions. If we do not successfully manage expectations across varied stakeholder interests, it could erode stakeholder trust, impact our reputation and constrain our investment opportunities. Such scrutiny of both ESG and DEI related practices could expose our investment adviser to the risk of litigation, investigations or challenges by federal or state authorities or result in reputational harm.

New and evolving and sometimes conflicting sustainability/ESG regulations and disclosure expectations could increase our compliance costs and expose us to enforcement, litigation, or fundraising constraints.

Certain regulations related to ESG that are applicable to us and our portfolio companies could adversely affect our business. For example, the European Commission’s “action plan on financing sustainable growth” (“Action Plan”) is designed to, among other things, define and reorient investment toward more sustainable economic activities. The Action Plan contemplates, among other things: establishing European Union (the “EU”) labels for green financial products; clarifying asset managers’ and institutional investors’ duties regarding ESG in their investment decision-making processes; increasing disclosure requirements in the financial services sector around ESG and increasing the transparency of companies on their ESG policies and related processes and management systems; and introducing a ‘green supporting factor’ in the EU prudential rules for banks and insurance companies to incorporate climate risks into banks’ and insurance companies’ risk management policies. Moreover, on January 5, 2023, the Corporate Sustainability Reporting Directive (“CSRD”) came into effect. CSRD amends and strengthens the rules introduced on ESG reporting for companies, banks and insurance companies under the Non-Financial Reporting Directive (2014/95/EU) (“NFRD”). CSRD requires companies to produce detailed and prescriptive reports on ESG-related matters within their financial statements. CSRD is a novel regime and applicable scoping thresholds, the date of application and the substance of reporting requirements have been subject to a regulatory amendment process and are expected to be subject to further processes to refine the relevant requirements, including subsequent rule making and regulatory clarifications. There can be no assurance that developments with respect to CSRD will not adversely affect our assets or the returns from those assets. One or more of our portfolio companies may fall within scope of CSRD and this may lead to increased management burdens and costs. There is a risk that a significant reorientation in the market following the implementation of these regulations could be adverse to our portfolio companies if they are perceived to be less valuable as a consequence of, e.g., their carbon footprint or allegations or evidence of “greenwashing” (i.e., the holding out of a product as having green or sustainable characteristics where this is not, in fact, the case). We and our portfolio companies are subject to the risk that similar measures might be introduced in other jurisdictions in the future.

Compliance with any new laws or regulations increases our regulatory burden and could result in increased legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, affect the manner in which we or our portfolio companies conduct our businesses and adversely affect our profitability.

Climate change and related transition and physical risks could adversely affect our operations and those of our portfolio companies and increase costs (including insurance costs).

Our business operations and our portfolio companies may face risks associated with climate change, including risks related to the impact of climate-related legislation and regulation (both domestically and internationally), risks related to climate-related business trends (such as the process of transitioning to a lower-carbon economy), and risks stemming from the potential physical impacts of climate change, such as the increasing frequency or severity of extreme weather events (including wildfires, droughts, hurricanes and floods) and rising sea levels and temperatures. These events and the disruptions they may cause, alone or in combination, could also lead to increased costs of insurance for us and/or our portfolio companies.

We, our executive officers, trustees, and our investment adviser, its affiliates and/or any of their respective principals and employees could be the target of litigation or regulatory investigations.

We as well as our investment adviser and its affiliates participate in a highly regulated industry and are each subject to regulatory examinations in the ordinary course of business. There can be no assurance that we, our executive officers, trustees, and our investment adviser, its affiliates and/or any of their respective principals and employees will avoid regulatory investigation and possible enforcement actions stemming therefrom. Our investment adviser is a registered investment adviser and, as such, is subject to the provisions of the Advisers Act. We and our investment adviser are each, from time to time, subject to formal and informal examinations, investigations, inquiries, audits and reviews from numerous regulatory authorities both in response to issues and questions raised in such examinations or investigations and in connection with the changing priorities of the applicable regulatory authorities across the market in general. In addition, any leadership changes or reforms at U.S. federal regulatory agencies with oversight over our industry may impose additional costs or result in other limitations on us.

We, our executive officers, trustees, and our investment adviser, its affiliates and/or any of their respective principals and employees could also be named as defendants in, or otherwise become involved in, litigation. Litigation and regulatory actions can be time-consuming and expensive and can lead to unexpected losses, which expenses and losses are often subject to indemnification by us. Legal proceedings could continue without resolution for long periods of time and their outcomes, which could materially and adversely affect our value or the ability of our investment adviser to manage us, are often impossible to anticipate. Our investment adviser would likely be required to expend significant resources responding to any litigation or regulatory action related to it, and these actions could be a distraction to the activities of our investment adviser.

Our investment activities are subject to the normal risks of becoming involved in litigation by third parties. These risks would be somewhat greater if we were to exercise control or significant influence over a portfolio company’s direction. The expense of defending against claims by third parties and paying any amounts pursuant to settlements or judgments would, absent willful misfeasance, bad faith, gross negligence (with respect to the performance of duties or obligations under the investment advisory and management agreement), negligence (with respect to the performance of duties or obligations under the administration agreement), or reckless disregard of the duties and obligations under the investment advisory and management agreement or administration agreement, as applicable, in each case, as applicable, by our investment adviser, our administrator, any of their respective members and any of their respective officers, managers, partners, agents, employees, controlling persons, members and any other affiliated persons, or any of our officers, be borne by us and would reduce our net assets. Our investment adviser and others are indemnified by us in connection with such litigation, subject to certain conditions. Notwithstanding the foregoing or anything in the investment advisory and management agreement and the administration agreement to the contrary, nothing in such agreements will protect or be deemed to protect our investment adviser or its controlling persons or the administrator, as the case may be, against, or entitle or be deemed to entitle the investment adviser or its controlling persons or the administrator, as the case may be to, indemnification in respect of, any liability to us or our security holders to which the investment adviser or its controlling persons or administrator, as the case may be, would otherwise be subject by reason of negligence or misconduct in the performance of their respective duties.

Changes in laws or regulations governing our operations or the operations of our portfolio companies, changes in the interpretation thereof or enacted laws or regulations could require changes to certain business practices of us or our portfolio companies, negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies.

We and our portfolio companies are subject to regulation by laws and regulations at the local, state, federal and, in some cases, foreign levels. These laws and regulations, as well as their interpretation, may be changed from time to time, and new laws and regulations may be enacted. Accordingly, any change in these laws or regulations, changes in their interpretation, or enacted laws or regulations could require changes to certain business practices of us or our portfolio companies, negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies. Over the past several years, there also has been increasing regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector may be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank lending could be materially adverse to our business, financial condition and results of operations.

Regulators are also increasing scrutiny and implementing and considering regulation of the use of artificial intelligence technologies, including with respect to uses of artificial intelligence by investment advisors. While comprehensive U.S. regulation has not been enacted to date, various U.S. governmental agencies and departments, including the SEC and Department of the Treasury, have recently released reports or otherwise indicated interest in assessing risks relating to uses of artificial intelligence by businesses such as ours. Some specific laws governing artificial intelligence have already been passed in certain U.S. states and in the EU. We cannot predict what, if any, effects this may have on our business and or the nature of future regulations.

Additionally, legislative or other actions relating to taxes could have a negative effect on us. The rules dealing with U.S. federal income taxation are constantly under review by legislators and by the Internal Revenue Service and the U.S. Treasury Department. We cannot predict how future tax proposals and changes in U.S tax laws, rates, regulations or other guidance issued under existing tax laws, might affect us, our business, our common shareholders, or our portfolio companies in the long-term. New legislation and any U.S. Treasury regulations, administrative interpretations or court decisions interpreting such legislation could significantly and negatively affect our business or the business of our portfolio companies or could have other adverse consequences. For example, such decisions and legislation may impact our ability to qualify for tax treatment as a RIC or negatively affect the U.S. federal income tax consequences applicable to us and our shareholders as a result of such qualification. Shareholders are urged to consult with their tax advisor regarding tax legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our securities.

Changes to United States tariff and import/export regulations may have a negative effect on our portfolio companies and, in turn, harm us.

The United States has enacted and proposed to enact significant new tariffs. Additionally, the current U.S. presidential administration has directed various federal agencies to further evaluate key aspects of U.S. trade policy and there has been ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict our portfolio companies’ access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact us.

Our investment adviser’s liability is limited under the investment advisory and management agreement, and we are required to indemnify our investment adviser against certain liabilities, which may lead our investment adviser to act in a riskier manner on our behalf than it would when acting for its own account.

Our investment adviser has not assumed any responsibility to us other than to render the services described in the investment advisory and management agreement, and it will not be responsible for any action of our Board of Trustees in declining to follow our investment adviser’s advice or recommendations. Pursuant to the investment advisory and management agreement, our investment adviser and its members and their respective officers, managers, partners, agents, employees, controlling persons and members and any other persons affiliated with it will not be liable to us for their acts under the investment advisory and management agreement, absent willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. We have agreed to indemnify, defend and protect our investment adviser and its members and their respective officers, managers, partners, agents, employees, controlling persons and members and any other persons or entities affiliated with it with respect to all damages, liabilities, costs and expenses arising out of or otherwise based upon the performance of any of our investment adviser’s duties or obligations under the investment advisory and management agreement or otherwise as an investment adviser for us, and not arising out of willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties under the investment advisory and management agreement. These protections may lead our investment adviser to act in a riskier manner when acting on our behalf than it would when acting for its own account. See “Risk Factors — Risks Relating to Our Investments — Our investment adviser’s fee structure may create an incentive for it to make certain investments on our behalf, including speculative investments.”

We may be obligated to pay our investment adviser certain fees even if we incur a loss.

Our investment adviser is entitled to an incentive fee for each fiscal quarter in an amount equal to a percentage of the excess of our pre-incentive fee net investment income for that quarter (before deducting any incentive fee and certain other items) above a threshold return for that quarter. Our pre-incentive fee net investment income for incentive fee purposes excludes realized and unrealized capital losses or depreciation and income taxes related to realized gains that we may incur in the fiscal quarter, even if such capital losses or depreciation and income taxes related to realized gains result in a net loss on our statements of operations for that quarter. Thus, we may be required to pay our investment adviser the incentive fee for a fiscal quarter even if there is a decline in the value of our portfolio or the NAV of our Common Shares, including a decline in the NAV of our Common Shares resulting from our payment of fees and expenses, including any reimbursement of expenses advanced by our investment adviser, or we incur a net loss for that quarter.

If a portfolio company defaults on a loan that is structured to provide interest, it is possible that accrued and unpaid interest previously used in the calculation of the incentive fee will become uncollectible. Our investment adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never receive.

As a public company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance with such regulations may adversely affect us.

As a public company, we are subject to the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. Our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. As a relatively new company, developing and maintaining an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of our management’s time and attention. We cannot be certain of when our evaluation, testing and remediation actions will be completed or the impact of the same on our operations. In addition, we may be unable to ensure that the process is effective or that our internal controls over financial reporting are or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until there is a public market for our Common Shares, which is not expected to occur.

We may not be able to obtain and maintain all required state licenses.

We may be required to obtain various state licenses in order to, among other things, originate commercial loans. Applying for, obtaining and maintaining required licenses can be costly and take extensive periods of time. There is no assurance that we will obtain and maintain all of the licenses that we need on a timely basis. Furthermore, we will be subject to various information and other requirements in order to obtain and maintain these licenses, and there is no assurance that we will satisfy those requirements. Our failure to obtain or maintain licenses might restrict investment options and have other adverse consequences.

Compliance with the SEC’s Regulation Best Interest may negatively impact our ability to raise capital in this offering, which would harm our ability to achieve our investment objective.

Brokers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for brokers and natural persons who are associated persons of a broker when recommending to a retail customer any securities transaction or investment strategy involving securities to a retail customer. The impact of Regulation Best Interest on brokers participating in this offering cannot be determined at this time, but it may negatively impact whether brokers and their associated persons recommend this offering to retail customers. Such brokers and their associated persons may determine that Regulation Best Interest requires such brokers and their associated persons to not recommend us to their customers because doing so may not be in the customers’ best interest, which would negatively impact our ability to raise capital in this offering. If Regulation Best Interest reduces our ability to raise capital in this offering, it would harm our ability to create a diversified portfolio of investments and achieve our investment objective and would result in our fixed operating costs representing a larger percentage of our gross income.

Our Declaration of Trust includes exclusive forum and jury trial waiver provisions that could limit a shareholder’s ability to bring a claim or, if such provisions are deemed inapplicable or unenforceable by a court, may cause us to incur additional costs associated with such action.

Our Declaration of Trust provides that, to the fullest extent permitted by law, the sole and exclusive forum for any claims, suits, actions or proceedings asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or relating in any way to us, the Delaware Statutory Trust Statute or the Declaration of Trust (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (A) the provisions of the Declaration of Trust, (B) the duties (including fiduciary duties), obligations or liabilities of us to our shareholders or the Board of Trustees, or of officers or the Board of Trustees to us, to the shareholders or each other, (C) the rights or powers of, or restrictions on, us, the officers, the Board of Trustees or the shareholders, (D) any provision of the Delaware Statutory Trust Statute or other laws of the State of Delaware pertaining to trusts made applicable to us pursuant to Section 3809 of the Delaware Statutory Trust Statute or (E) any other instrument, document, agreement or certificate contemplated by any provision of the Delaware Statutory Trust Statute or the Declaration of Trust relating in any way to us (regardless, in each case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds or (z) are derivative or direct claims)), shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction.

Our Declaration of Trust also includes an irrevocable waiver of the right to trial by jury in all such claims, suits, actions or proceedings. Any person purchasing or otherwise acquiring any of our Common Shares shall be deemed to have notice of and to have consented to these provisions of our Declaration of Trust. These provisions may limit a shareholder’s ability to bring a claim in a judicial forum or in a manner that it finds favorable for disputes with us or our Trustees or officers, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provision or the jury trial waiver provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdiction or in other manners, which could have a material adverse effect on our business, financial condition and results of operations.

Notwithstanding any of the foregoing, neither we nor any of our investors are permitted to waive compliance with any provision of the U.S. federal securities laws or state securities laws and the rules and regulations promulgated thereunder.

We are highly dependent on the information systems of Ares Management and operational risks including systems failures could significantly disrupt our business, result in losses or limit our growth, which may, in turn, negatively affect the NAV of our Common Shares and our ability to pay distributions.

Our business is highly dependent on communications and information systems of Ares Management, the parent of our investment adviser and our administrator. In this prospectus we sometimes refer to hardware, software, information, communications and artificial intelligence systems or programs maintained by Ares Management and used by us, our investment adviser, and our administrator as “our” systems. We also face operational risk from transactions and key data not being properly recorded, evaluated or accounted for with respect to our portfolio companies. In addition, we face operational risk from errors made in the execution, confirmation or settlement of transactions. In particular, our investment adviser is highly dependent on its ability to process and evaluate, on a daily basis, transactions across markets and geographies in a time-sensitive, efficient and accurate manner. Consequently, we and our investment adviser and administrator rely heavily on Ares Management’s financial, accounting and other data processing systems.

In addition, we operate in a business that is highly dependent on information systems and technology. Ares Management’s and our information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining the information systems and technology, which may be partially allocated to or borne by us, may increase from its current level, including due to existing and anticipated regulations. Such a failure to accommodate growth, or an increase in costs related to the information systems and technology, could have a material adverse effect on our business and results of operations.

Furthermore, a disaster or a disruption in the infrastructure that supports our businesses, including a disruption involving electronic communications, human resources systems or other services used by us, our investment adviser, our administrator or third parties with whom we conduct business could have a material adverse effect on our ability to continue to operate our businesses without interruption. Although we and Ares Management have disaster recovery programs in place, these may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for any losses as a result of such a disaster or disruption, if at all.

We and Ares Management also rely on third-party service providers for certain aspects of our respective businesses, including for certain information systems, technology and administration of our portfolio company investments and compliance matters. Operational risks could increase as vendors increasingly offer mobile and cloud-based software services rather than software services that can be operated within Ares Management’s own data centers, as certain aspects of the security of such technologies may be complex, unpredictable or beyond our or Ares Management’s control, and any failure by mobile technology or cloud service providers to adequately safeguard their systems and prevent cyber-attacks could disrupt our operations and result in misappropriation, corruption or loss of confidential, proprietary or personal information. In addition, our counterparties’ information systems, technology or accounts may be the target of cyber-attacks. Any interruption or deterioration in the performance of these third parties or the service providers of our counterparties or failures or vulnerabilities of their respective information systems or technology could impair the quality of our funds’ operations and could impact our reputation, adversely affect our businesses and limit our ability to grow.

RISKS RELATING TO OUR INVESTMENTS

Declines in market prices and liquidity in the corporate debt markets can result in significant net unrealized depreciation of our portfolio, which in turn would reduce our NAV.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by our investment adviser, as our Board of Trustees’ valuation designee (as defined in Rule 2a-5 under the Investment Company Act), subject to the oversight of our Board of Trustees. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material. Our investment adviser may take into account the following types of factors, if relevant, in determining the fair value of our investments: the enterprise value of a portfolio company (the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time), the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to similar publicly traded securities, changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments would trade in their principal markets and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent sale occurs, our investment adviser considers the pricing indicated by the external event to corroborate its valuation. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity). As a result, volatility in the capital markets can also adversely affect our investment valuations. Decreases in the market values or fair values of our investments are recorded as unrealized depreciation.

The effect of all of these factors on our portfolio can reduce our NAV (and, as a result our asset coverage calculation) by requiring us to sell assets or by increasing net unrealized depreciation in our portfolio. Depending on market conditions, we could incur substantial realized and/or unrealized losses, which could have a material adverse effect on our business, financial condition or results of operations.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

In recent years, the macroeconomic environment has experienced uncertainty related to evolving tariff and trade policies, geopolitical tensions, inflationary pressures, labor market shortages and disputes, changes in interest rates, supply chain disruptions, foreign currency fluctuations and periods of volatility in global capital markets. The risks associated with our and our portfolio companies’ businesses are more severe during periods of economic slowdown or recession.

Many of our portfolio companies may be susceptible to economic downturns or recessions and may be unable to repay our loans during these periods. Therefore, during these periods our non-performing assets may increase and the value of our portfolio may decrease if we are required to write down the values of our investments. Adverse economic conditions may also decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on its assets representing collateral for its obligations, which could trigger cross defaults under other agreements and jeopardize our portfolio company’s ability to meet its obligations under the debt investments that we hold and the value of any equity securities we own. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company.

Investments in privately held middle-market companies involve significant risks.

We primarily invest in privately held U.S. middle-market companies. Investments in privately held middle-market companies involve a number of significant risks, including the following:

●	these companies may have limited financial resources and may be unable to meet their obligations, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing our investment;
●	they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;
●	they typically depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse effect on such portfolio company and, in turn, on us;
●	there is generally little public information about these companies. These companies and their financial information are generally not subject to the Exchange Act and other regulations that govern public companies, and we may be unable to uncover all material information about these companies, which may prevent us from making a fully informed investment decision and cause us to lose money on our investments;
●	they generally have less predictable operating results and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;
●	we, our executive officers, Trustees and our investment adviser, its affiliates and/or any of their respective principals and employees may, in the ordinary course of business, be named as defendants in litigation arising from our investments in our portfolio companies and may, as a result, incur significant costs and expenses in connection with such litigation;
●	changes in laws and regulations (including the tax laws), as well as their interpretations, may adversely affect their business, financial structure or prospects; and
●	they may have difficulty accessing the capital markets to meet future capital needs.

Our debt investments may be risky and we could lose all or part of our investment.

The debt that we invest in is typically not initially rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s Investors Service, lower than “BBB-” by Fitch Ratings or lower than “BBB-” by Standard & Poor’s Ratings Services), which under the guidelines established by these entities is an indication of having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Bonds that are rated below investment grade are sometimes referred to as “high yield bonds” or “junk bonds.” Therefore, our investments may result in an above average amount of risk and volatility or loss of principal. While the debt we invest in is often secured, such security does not guarantee that we will receive principal and interest payments according to the terms of the loan, or that the value of any collateral will be sufficient to allow us to recover all or a portion of the outstanding amount of the loan should we be forced to enforce our remedies.

Some of the loans in which we may invest directly or indirectly through investments in collateralized debt obligations, CLOs or other types of structured entities may be “covenant-lite” loans, which means the loans contain fewer covenants than other loans (in some cases, none) and may not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. An investment by us in a covenant-lite loan may potentially hinder the ability to reprice credit risk associated with the issuer and reduce the ability to restructure a problematic loan and mitigate potential loss. We may also experience delays in enforcing our rights under covenant-lite loans. As a result of these risks, our exposure to losses may be increased, which could result in an adverse impact on our net income and NAV.

We also may invest in assets other than first and second lien and subordinated loan investments, including high-yield securities, U.S. government securities, credit derivatives and other structured securities and certain direct equity investments. These investments entail additional risks that could adversely affect our investment returns.

Investments in equity securities, many of which are illiquid with no readily available market, involve a substantial degree of risk.

We may purchase common stock and other equity securities. Although common stock has historically generated higher average total returns than fixed income securities over the long-term, common stock also has experienced significantly more volatility in those returns. The equity securities we acquire may fail to appreciate and may decline in value or become worthless and our ability to recover our investment will depend on the underlying portfolio company’s success. Investments in equity securities involve a number of significant risks, including:

●	any equity investment we make in a portfolio company could be subject to further dilution as a result of the issuance of additional equity interests and to serious risks as a junior security that will be subordinate to all indebtedness (including trade creditors) or senior securities in the event that the issuer is unable to meet its obligations or becomes subject to a bankruptcy process;
●	to the extent that the portfolio company requires additional capital and is unable to obtain it, we may not recover our investment; and
●	in some cases, equity securities in which we invest will not pay current distributions, and our ability to realize a return on our investment, as well as to recover our investment, will be dependent on the success of the portfolio company. Even if the portfolio company is successful, our ability to realize the value of our investment may be dependent on the occurrence of a liquidity event, such as a public offering or the sale of the portfolio company. It is likely to take a significant amount of time before a liquidity event occurs or we can otherwise sell our investment. In addition, the equity securities we receive or invest in may be subject to restrictions on resale during periods in which it could be advantageous to sell them.

There are special risks associated with investing in preferred securities, including:

●	preferred securities may include provisions that permit the issuer, at its discretion, to defer distributions for a stated period without any adverse consequences to the issuer. If we own a preferred security that is deferring its distributions, we may be required to report income for tax purposes before we receive such distributions;

●	preferred securities are subordinated to debt in terms of priority to income and liquidation payments, and therefore will be subject to greater credit risk than debt;
●	preferred securities may be substantially less liquid than many other securities, such as common stock or U.S. government securities; and
●	generally, preferred security holders have no voting rights with respect to the issuing company, subject to limited exceptions.

Additionally, when we invest in first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and subordinated loans, generally in a first lien position), second lien senior secured loans or subordinated loans, we may acquire warrants or other equity securities as well. Our goal is ultimately to dispose of such equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

We may invest, to the extent permitted by law, in the equity securities of investment funds that are operating pursuant to certain exceptions to the Investment Company Act and in advisers to similar investment funds and, to the extent we so invest, will bear our ratable share of any such company’s expenses, including management and performance fees. We will also remain obligated to pay the base management fee and incentive fee to our investment adviser with respect to the assets invested in the securities and instruments of such companies. With respect to each of these investments, each of our common shareholders will bear their share of the base management fee and incentive fee due to our investment adviser as well as indirectly bearing the management and performance fees and other expenses of any such investment funds or advisers.

We may be subject to risks associated with broadly syndicated loans.

Our investments may consist of broadly syndicated loans that were not originated by us. Under the documentation for such loans, a financial institution or other entity typically is designated as the administrative agent and/or collateral agent. This agent is granted a lien on any collateral on behalf of the other lenders and distributes payments on the indebtedness as they are received. The agent is the party responsible for administering and enforcing the loan and generally may take actions only in accordance with the instructions of a majority or two-thirds in commitments and/or principal amount of the associated indebtedness. Accordingly, we may be precluded from directing such actions unless we or our investment adviser is the designated administrative agent or collateral agent or we act together with other holders of the indebtedness. If we are unable to direct such actions, we cannot assure you that the actions taken will be in our best interests.

There is a risk that a loan agent may become bankrupt or insolvent. Such an event would delay, and possibly impair, any enforcement actions undertaken by holders of the associated indebtedness, including attempts to realize upon the collateral securing the associated indebtedness and/or direct the agent to take actions against the related obligor or the collateral securing the associated indebtedness and actions to realize on proceeds of payments made by obligors that are in the possession or control of any other financial institution. In addition, we may be unable to remove the agent in circumstances in which removal would be in our best interests. Moreover, agented loans typically allow for the agent to resign with certain advance notice.

There may be circumstances in which our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

If one of our portfolio companies were to go bankrupt, even though we may have structured our interest as senior debt, depending on the facts and circumstances, a bankruptcy court might recharacterize our debt holding as an equity investment and subordinate all or a portion of our claim to that of other creditors. In addition, lenders can be subject to lender liability claims for actions taken by them where they become too involved in the borrower’s business or exercise control over the borrower. For example, we could become subject to a lender’s liability claim, if, among other things, we actually render significant managerial assistance.

Our portfolio companies may incur debt or issue equity securities that rank equally with, or senior to, our investments in such companies.

Our portfolio companies may have, or may be permitted to incur, other debt, or issue other equity securities, that rank equally with, or senior to, our investments. By their terms, such instruments may provide that the holders are entitled to receive payment of distributions, interest or principal on or before the dates on which we are entitled to receive payments in respect of our investments. These debt instruments would usually prohibit our portfolio companies from paying interest on or repaying our investments in the event and during the continuance of a default under such debt. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of securities ranking senior to our investment in that portfolio company typically are entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying such holders, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of securities ranking equally with our investments, we would have to share on an equal basis any distributions with other security holders in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

The rights we may have with respect to the collateral securing any junior priority loans we make to our portfolio companies may also be limited pursuant to the terms of one or more intercreditor agreements (including agreements governing “first out” and “last out” structures) that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that senior obligations are outstanding, we may forfeit certain rights with respect to the collateral to the holders of the senior obligations. These rights may include the right to commence enforcement proceedings against the collateral, the right to control the conduct of such enforcement proceedings, the right to approve amendments to collateral documents, the right to release liens on the collateral and the right to waive past defaults under collateral documents. We may not have the ability to control or direct such actions, even if as a result our rights as junior lenders are adversely affected.

When we are a debt or minority equity investor in a portfolio company, we are often not in a position to exert influence on the entity, and other equity holders and management of the company may make decisions that could decrease the value of our investment in such portfolio company.

When we make debt or minority equity investments, we are subject to the risk that a portfolio company may make business decisions with which we disagree and the other equity holders and management of such company may take risks or otherwise act in ways that do not serve our interests. As a result, a portfolio company may make decisions that could decrease the value of our investment.

Our portfolio companies may be highly leveraged.

Some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to us as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies’ ability to finance their future operations and capital needs. As a result, these companies’ flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

Our investments in Stressed Issuers may be considered speculative in nature and highly risky.

We may invest in Stressed Issuers, or those issuers experiencing or who begin to experience some level of financial or business distress and who may be undergoing or have recently undergone bankruptcy or other restructuring, reorganization and liquidation proceedings. These characteristics of these Stressed Issuers can cause investments in them to be particularly risky and may be considered speculative. Additionally, the ability of Stressed Issuers to pay their debts on schedule (or at all) could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or region or specific developments within Stressed Issuers. Investments in Stressed Issuers frequently do not produce income while they are outstanding and may require us to bear increased expenses, including by increased investment, in order to protect and recover our investments.

Our investment adviser’s fee structure may create an incentive for it to make certain investments on our behalf, including speculative investments.

The fees payable by us to our investment adviser may create an incentive for our investment adviser to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to our investment adviser is determined, which is calculated as a percentage of the return on NAV, may encourage our investment adviser to use leverage to increase the return on our investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor the holders of our Common Shares and the holders of securities convertible into our Common Shares. In addition, our investment adviser will receive the capital gains incentive fee based, in part, upon net capital gains realized on our investments. Unlike the incentive fee, there is no hurdle rate applicable to the capital gains incentive fee. As a result, our investment adviser may have a tendency to invest more in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

The incentive fee is computed and paid on income that has been accrued but not yet received in cash, including as a result of investments with a deferred interest feature such as debt instruments with PIK interest, preferred stock with PIK dividends and zero coupon securities. If a portfolio company defaults on a loan that is structured to provide accrued income, it is possible that accrued income previously used in the calculation of the incentive fee will become uncollectible. Our investment adviser is not under any obligation to reimburse us for any part of the fees it received that were based on such accrued interest income that we never actually received.

Because of the structure of the incentive fee, it is possible that we may have to pay the incentive fee in a quarter during which we incur a loss. For example, if we receive pre-incentive fee net investment income in excess of the hurdle rate for a quarter, we will pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized and/or unrealized capital losses. In addition, if market interest rates rise, our investment adviser may be able to invest our funds in debt instruments that provide for a higher return, which would increase our pre-incentive fee net investment income and make it easier for our investment adviser to surpass the fixed hurdle rate and receive the incentive fee.

Our investments in foreign companies or investments denominated in foreign currencies may involve significant risks in addition to the risks inherent in U.S. and U.S. dollar denominated investments.

Our investment strategy contemplates potential investments in foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes (potentially at confiscatory levels), less liquid markets, less available information than is generally the case in the U.S., higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.

Although we expect most of our investments will be U.S. dollar denominated, our investments that are denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments. We may employ hedging techniques to minimize these risks, but we cannot assure you that such strategies will be effective or without risk to us.

We may expose ourselves to risks if we engage in hedging transactions.

We have entered and may in the future enter into hedging transactions, which may expose us to risks associated with such transactions. We may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Use of these hedging instruments may include counter-party credit risk. The fair value (rather than the notional value) of any derivatives or swaps we enter into will be included in our calculation of net assets for purposes of calculating the base management fee. Additionally, derivatives and swaps will be accounted for as realized or unrealized gains (losses) for accounting purposes and could impact the portion of the incentive fee based on realized net capital gains. As a result, any derivatives we enter into that result in realized gains may increase the amount of the fees you will be required to pay us.

Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

The success of our hedging transactions will depend on our ability to correctly predict movements in currencies and interest rates. Therefore, while we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to (or be able to) establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations. See also “Risk Factors — Risks Relating to Our Business and Structure — We are exposed to risks associated with changes in interest rates, including the current interest rate environment.”

As a BDC, we are permitted to enter into unfunded commitment agreements, and, if we fail to meet certain requirements, we will be required to treat such unfunded commitments as derivative transactions, subject to leverage limitations, which may limit our ability to use derivatives and/or enter into certain other financial contracts.

Under Rule 18f-4 under the Investment Company Act, BDCs that make significant use of derivatives are required to operate subject to a value-at-risk leverage limit, adopt a derivatives risk management program and appoint a derivatives risk manager, and comply with various testing and board reporting requirements. These requirements apply unless the BDC qualifies as a “limited derivatives user,” as defined under the rule. We currently operate as a “limited derivatives user” which may limit our ability to use derivatives and/or enter into certain other financial contracts.

In addition, under Rule 18f-4, a BDC may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they become due. Unfunded commitment agreements entered into by a BDC in compliance with this condition will not be considered for purposes of computing asset coverage for purposes of compliance with the Investment Company Act with respect to our use of leverage as well as derivatives and/or other financial contracts.

RISKS RELATING TO AN INVESTMENT IN OUR COMMON SHARES

The amount of any distributions we may make is uncertain. Our distributions may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we make may represent a return of capital to you that will lower your tax basis in your Common Shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or repurchase of such shares, and reduce the amount of funds we have for investment in targeted assets.

We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and fee and expense reimbursement waivers from our investment adviser or our administrator, if any. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC may limit our ability to pay distributions. All distributions are and will be paid at the sole discretion of our Board of Trustees and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our Board of Trustees may deem relevant from time to time. We cannot assure you that we will continue to pay distributions to our common shareholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our public offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital. A return of capital is a return of your investment, rather than a return of earnings or gains derived from our investment activities.

Our distributions to shareholders may be funded from expense reimbursements or waivers of investment advisory fees that are subject to repayment pursuant to our Expense Support and Conditional Reimbursement Agreement.

Although payments under the Expense Support and Conditional Reimbursement Agreement will not be directly used to fund distributions, substantial portions of our distributions may be funded indirectly through the reimbursement of certain expenses by our investment adviser and its affiliates, including through any potential waiver of certain investment advisory fees by our investment adviser. Investment advisory fees (including the base management fee and any incentive fee) that have been waived by our investment adviser pursuant to the Expense Support and Conditional Reimbursement Agreement since our commencement of operations and through July 31, 2023 will not be subject to recoupment pursuant to the Expense Support and Conditional Reimbursement Agreement. Other expenses that were assumed by our investment adviser since the commencement of our operations continue to be subject to recoupment under the terms of the Expense Support and Conditional Reimbursement Agreement. Any such distributions funded through expense reimbursements or waivers of advisory fees will not be based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or our investment adviser and its affiliates continue to make such reimbursements or waivers of such fees. As of December 31, 2025, there were approximately $74.6 million of expenses supported by our investment adviser that were eligible for reimbursement pursuant to the Expense Support and Conditional Reimbursement Agreement (not including fees for which our investment adviser has agreed not to seek recoupment). See Note 3 to our consolidated financial statements for the year ended December 31, 2025 for more information about our Expense Support and Conditional Reimbursement Agreement. Our future repayment of amounts reimbursed or waived by our investment adviser or its affiliates, pursuant to the Expense Support and Conditional Reimbursement Agreement, will immediately reduce our NAV at the time we make such reimbursement payment and may reduce future distributions to which you would otherwise be entitled. Further, there can be no assurance that we will achieve the performance necessary to be able to pay distributions at a specific rate or at all. Our investment adviser and its affiliates have no obligation to waive investment advisory fees or otherwise reimburse expenses we may incur in future periods; however, if our investment adviser chooses to advance any future expenses, this may prevent or reduce a decline in NAV until we repay such expenses by mitigating the effects of such advanced expenses would have on us.

We have not established any limit on the amount of funds we may use from available sources, such as borrowings, if any, or proceeds from this offering, to fund distributions (which may reduce the amount of capital we ultimately invest in assets).

Shareholders should understand that any distributions made from sources other than cash flow from operations or relying on fee or expense reimbursement waivers, if any, from our investment adviser or our administrator are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or our investment adviser or our administrator continues to make such expense reimbursements, if any. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, how quickly we invest the proceeds from this and any past or future offering and the performance of our investments. Shareholders should also understand that future reimbursement payments to our investment adviser will reduce our NAV at the time we make such reimbursement payment and may reduce future distributions to which you would otherwise be entitled. There can be no assurance that we will achieve such performance in order to sustain these distributions, or be able to pay distributions at all. Our investment adviser and our administrator have no obligation to waive investment advisory fees or receipt of expense reimbursements, if any.

Although we have a share repurchase program, we have discretion to not repurchase Common Shares, and our Board of Trustees has the ability to amend, suspend or terminate the share repurchase program.

Our Board of Trustees may amend, suspend or terminate the share repurchase program at any time in its discretion. You may not be able to sell your Common Shares at all in the event our Board of Trustees amends, suspends or terminates the share repurchase program, absent a liquidity event, and we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time. We will notify you of such developments in our quarterly reports or other filings. If less than the full amount of Common Shares requested to be repurchased in any given repurchase offer are repurchased, funds will generally be allocated pro rata based on the total number of Common Shares being repurchased without regard to class. The share repurchase program has many limitations and should not be relied upon as a method to sell shares promptly or at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our common shareholders.

In the event a shareholder chooses to participate in our share repurchase program, the shareholder will be required to provide us with notice of intent to participate prior to knowing what the NAV per share of the class of shares being repurchased will be on the repurchase date. Although a shareholder will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent a shareholder seeks to sell shares to us as part of our periodic share repurchase program, the shareholder will be required to do so without knowledge of what the repurchase price of our Common Shares will be on the repurchase date.

If we are unable to raise substantial funds, then we will be more limited in the number and type of investments we may make, our expenses may be higher relative to our total assets, and the value of your investment in us may be reduced in the event our assets under-perform.

Amounts that we raise may not be sufficient for us to purchase a broad portfolio of investments. To the extent that we are unable to raise all the capital we seek, the opportunity for us to purchase a broad portfolio of investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base. If we are unable to raise substantial funds, we may not achieve certain economies of scale and our expenses may represent a larger proportion of our total assets.

We may in the future determine to issue preferred shares, which could adversely affect the holders of our Common Shares.

The issuance of shares of preferred shares with distribution or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred shares could make an investment in our Common Shares less attractive. In addition, the distributions on any preferred shares we issue must be cumulative. Payment of distributions and repayment of the liquidation preference of preferred shares must take preference over any distributions or other payments to our common shareholders, and holders of preferred shares are not subject to any of our expenses or losses and are not entitled to participate in any income or appreciation in excess of their stated preference (other than convertible preferred shares that converts into common shares). In addition, under the Investment Company Act, preferred shares constitute a “senior security” for purposes of the asset coverage test.

Terms relating to redemption may materially adversely affect returns on any debt securities that we may issue.

If we issue any debt securities that are redeemable at our option, we may choose to redeem such debt securities at times when prevailing interest rates are lower than the interest rate paid on such debt securities. In addition, if we issue any debt securities subject to mandatory redemption, we may be required to redeem such debt securities also at times when prevailing interest rates are lower than the interest rate paid on such debt securities. In this circumstance, holders of such debt securities may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as their debt securities being redeemed.

Our Common Shares have limited liquidity.

Our shares constitute illiquid investments for which there is not, and will likely not be, a secondary market at any time prior to a public offering and listing of our Common Shares on a national securities exchange. We do not currently intend to list our Common Shares on a national securities exchange. Investment in us is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in us. Except in limited circumstances for legal or regulatory purposes, our shareholders are not entitled to redeem their shares. Shareholders must be prepared to bear the economic risk of an investment in our Common Shares for an extended period of time. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time.

Certain investors will be subject to Exchange Act filing requirements.

Because our Common Shares are registered under the Exchange Act, ownership information for any person who beneficially owns 5% or more of our Common Shares will have to be disclosed in a Schedule 13G or other filings with the SEC. Beneficial ownership for these purposes is determined in accordance with the rules of the SEC, and includes having voting or investment power over the securities. In some circumstances, our common shareholders who choose to reinvest their distributions may see their percentage stake in the Fund increase to more than 5%, thus triggering this filing requirement. Each shareholder is responsible for determining their filing obligations and preparing the filings. In addition, our common shareholders who hold more than 10% of a class of our Common Shares may be subject to Section 16(b) of the Exchange Act, which recaptures for the benefit of the Fund profits from the purchase and sale of registered stock (and securities convertible or exchangeable into such registered stock) within a six-month period.

Certain benefit plan investors are subject to special considerations.

We intend to conduct our affairs so that our assets should not be deemed to constitute “plan assets” under ERISA and the Plan Asset Regulations. In this regard, until such time as all classes of our Common Shares are considered “publicly offered securities” within the meaning of the Plan Asset Regulations, we intend to limit investment in each class of our Common Shares by “benefit plan investors” to less than 25% of the total value of each class of our Common Shares (within the meaning of the Plan Asset Regulations).

If, notwithstanding our intent, the assets of the Fund were deemed to be “plan assets” of any common shareholder that is a “benefit plan investor” under the Plan Asset Regulations, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Fund, and (ii) the possibility that certain transactions in which the Fund might seek to engage could constitute “prohibited transactions” under ERISA and Section 4975 of the Code. If a prohibited transaction occurs for which no exemption is available, our investment adviser and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the “benefit plan investor” any profit realized on the transaction and (ii) reimburse the Covered Plan for any losses suffered by the “benefit plan investor” as a result of the investment. In addition, each disqualified person (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. The fiduciary of a “benefit plan investor” who decides to invest in the Fund could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Fund or as co-fiduciaries for actions taken by or on behalf of the Fund or our investment adviser. With respect to a “benefit plan investor” that is an individual retirement account (an “IRA”) that invests in the Fund, the occurrence of a prohibited transaction involving the individual who established the IRA, or their beneficiaries, would cause the IRA to lose its tax-exempt status.

Until such time as all the classes of our Common Shares constitute “publicly traded securities” within the meaning of the Plan Asset Regulations, we have the power to (a) exclude any common shareholder or potential shareholder from purchasing our Common Shares; (b) prohibit any redemption of our Common Shares; and (c) redeem some or all Common Shares held by any holder if, and to the extent that, our Board of Trustees determines that there is a substantial likelihood that such holder’s purchase, ownership or redemption of Common Shares would result in our assets to be characterized as “plan assets,” for purposes of the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code, and all Common Shares shall be subject to such terms and conditions.

Prospective investors should carefully review the matters discussed under “ERISA Considerations” and should consult with their own advisors as to the consequences of making an investment in the Fund.

There is a risk that investors in our Common Shares may not receive distributions or that our distributions may not grow over time and that investors in any debt securities we issue may not receive all of the interest income to which they are entitled.

We intend to make distributions on a monthly basis to our common shareholders out of assets legally available for distribution and in accordance with applicable state law. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. If we declare a distribution and if more shareholders opt to receive cash distributions rather than participate in our distribution reinvestment plan, we may be forced to sell some of our investments in order to make cash distributions.

In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions. Certain of the Credit Facilities may also limit our ability to declare distributions if we default under certain provisions. Further, if we invest a greater amount of assets in non-income producing securities, it could reduce the amount available for distribution and may also inhibit our ability to make required interest payments to holders of any debt we may issue, which may cause a default under the terms of our debt agreements. Such a default could materially increase our cost of raising capital, as well as cause us to incur penalties under the terms of our debt agreements.

Investing in our Common Shares may involve an above average degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our securities may not be suitable for someone with lower risk tolerance.

The NAV of our Common Shares may fluctuate significantly.

The capital and credit markets have in the past experienced periods of extreme volatility and disruption. The NAV for our Common Shares may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

●	price and volume fluctuations in the capital and credit markets from time to time;
●	changes in law, regulatory policies or tax guidelines, or interpretations thereof, particularly with respect to RICs or BDCs;
●	changes in accounting guidelines governing valuation of our investments;
●	loss of our RIC or BDC status;
●	loss of a major funding source;
●	our ability to manage our capital resources effectively;
●	changes in our earnings or variations in our operating results;
●	changes in the value of our portfolio of investments;
●	any shortfall in investment income or net investment income or any increase in losses from levels expected by investors or securities analysts;
●	departure of Ares’ key personnel;
●	uncertainty surrounding the strength of the U.S. economy;
●	uncertainty between the U.S. and other countries with respect to trade policies, treaties and tariffs;
●	uncertainty regarding U.S. immigration and work permit policies;
●	global unrest;
●	general economic trends and other external factors; and
●	an increase in negative global media coverage relating to the private credit industry.

Our common shareholders will experience dilution in their ownership percentage if they do not opt into our distribution reinvestment plan.

All distributions declared in cash payable to shareholders that are participants in our distribution reinvestment plan are automatically reinvested in our Common Shares. As a result, our common shareholders that do not opt into our distribution reinvestment plan will experience dilution in their ownership percentage of our Common Shares over time. See “Distribution Reinvestment Plan.”

Our future credit ratings may not reflect all risks of an investment in our debt securities.

Any credit ratings we receive will be an assessment by third parties of our ability to pay our obligations. Consequently, real or anticipated changes in such credit ratings will generally affect the market value of any debt securities we issue. Such credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors on the market value of or any trading market for any debt securities we issue.

GENERAL RISK FACTORS

Difficult market and political conditions may adversely affect our businesses in many ways, including by reducing the value or hampering the performance of our investments or reducing our ability to raise or deploy capital, each of which could have a significant adverse effect on our business, financial condition and results of operations.

We are materially affected by conditions in the global financial markets and economic and political conditions throughout the world that are outside our control. These conditions may affect the level and volatility of securities prices and the liquidity and value of our investments, and we may not be able to or may choose not to manage our exposure to these conditions. This could in turn have a significant adverse effect on our business, financial condition and results of operations.

Global financial markets have experienced heightened volatility in recent periods, including as a result of economic and political events in or affecting the world’s major economies, such as the ongoing war between Russia and Ukraine and continued conflicts and political unrest in the Middle East and South America. Sanctions imposed by the U.S. and other countries, including in connection with hostilities between Russia and Ukraine and the tensions between China and Taiwan, have caused additional financial market volatility and affected the global economy. Concerns over future increases in inflation, economic recession, as well as interest rate volatility and fluctuations in oil and gas prices resulting from global production and demand levels, as well as geopolitical tension, have exacerbated market volatility. Market volatility has been further exacerbated by social unrest, changes regarding immigration and work permit policies and other political and security concerns both in the United States and across various international regions. Because of interrelationships within the global financial markets, if these issues do not abate, or they worsen or spread, our and our portfolio companies, businesses may be adversely affected both within and outside of the directly affected regions.

Changes in trade policies, including the imposition of new tariffs or increases in existing tariffs between the United States, Mexico, Canada, China or other countries, or reactionary measures in response thereto, including retaliatory tariffs, legal challenges, or currency manipulation, could adversely affect the market conditions in which we and our portfolio companies operate. These factors may affect the level and volatility of credit and securities prices and the liquidity and value of our investments, and we and our portfolio companies may not be able to successfully manage our exposure to these conditions.

In addition, numerous structural dynamics and persistent market trends have exacerbated volatility and market uncertainty. Concerns over significant volatility in the commodities markets, sluggish economic expansion in foreign economies, including continued concerns over growth prospects in China and emerging markets, growing debt loads for certain countries, uncertainty about the consequences of the U.S. and other governments withdrawing monetary stimulus measures, government agency closures, prolonged government shutdowns and speculation about a possible recession all highlight the fact that economic conditions remain unpredictable and volatile. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns or a recession in the U.S. In recent periods, geopolitical tensions, including between the U.S. and China, have escalated. Further escalation of such tensions and the related imposition of sanctions or other trade barriers may negatively impact the rate of global growth, particularly in China, where growth has slowed. Moreover, there is a risk of both sector-specific and broad-based volatility, corrections and/or downturns in the equity and credit markets. While weak economic environments have often provided attractive investment opportunities and strong relative investment performance, we tend to realize value from our investments in times of economic expansion, when opportunities to sell investments may be greater. Thus, we depend on the cyclicality of the market to sustain our businesses and generate attractive risk-adjusted returns over extended periods. Any of the foregoing could have a significant impact on the markets in which we and our portfolio companies operate and have a significant adverse effect on our business, financial condition and results of operations.

A number of factors have had and may continue to have an adverse impact on credit markets in particular. In 2025, the weakness and the uncertainty regarding the stability of the oil and gas markets resulted in a tightening of credit across multiple sectors. In addition, the Federal Reserve decreased the federal funds rate three times in 2025. Changes in and uncertainty surrounding interest rates may have a material effect on our business, particularly with respect to the cost and availability of financing, which could have a material adverse impact on our business prospects and financial condition. Additionally, the Republican Party currently controls both the executive and legislative branches of the U.S. federal government, which increases the likelihood that legislation may be adopted that could significantly affect the regulation of U.S. financial markets. Regulatory changes could result in greater competition from banks and other lenders with which we compete for lending and other investment opportunities.

These and other conditions in the global financial markets and the global economy may result in adverse consequences for us and our portfolio companies, each of which could adversely affect the businesses of us or such portfolio companies, restrict our investment activities, impede our ability to effectively achieve our investment objectives and result in lower returns than we anticipated at the time certain of our investments were made. More specifically, these economic conditions could adversely affect our operating results by causing:

●	decreases in the market value of securities, debt instruments or investments held by us;
●	illiquidity in the market, which could adversely affect transaction volumes and the pace of realization of our investments or otherwise restrict our ability to realize value from our investments, thereby adversely affecting our ability to generate performance or other income; and
●	increases in costs or reduced availability of financial instruments that finance our funds.

During periods of difficult market conditions or slowdowns (which may be across one or more industries, sectors or geographies), companies in which we invest may experience decreased revenues, financial losses, credit rating downgrades, difficulty in obtaining access to financing and increased funding costs. During such periods, these companies may also have difficulty in expanding their businesses and operations and be unable to meet their debt service obligations or other expenses as they become due, including expenses payable to us. Difficult market conditions or volatility or slowdowns affecting a particular asset class, geographic region, industry or other category of investment could have a significant adverse impact on us if we have investments that are concentrated in that area, which could result in lower investment returns. A lack of diversification may expose us to losses disproportionate to market declines in general if there are disproportionately greater adverse price movements in the particular investments. Negative financial results in our portfolio companies may reduce the value of our portfolio companies, our net asset value and our investment returns, which could have a material adverse effect on our operating results and cash flow. In addition, such conditions would increase the risk of default with respect to our investments. We may be adversely affected by reduced opportunities to exit and realize value from our investments, by lower than expected returns on investments made prior to the deterioration of the credit markets and by our inability to find suitable investments to effectively deploy capital. This could in turn materially reduce our net asset value and distributions and adversely affect our financial prospects and condition.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including the interest rates payable on the debt investments we make, the default rates on such investments, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Security incidents or cyber-attacks, affecting us or our third-party service providers, could adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential, personal or other sensitive information and/or damage to our business relationships or reputation, any of which could negatively impact our business, financial condition and operating results.

The efficient operation of our business is dependent on information systems and technology, including computer hardware and software systems, as well as data processing systems and the secure processing, storage and transmission of information, all of which are potentially vulnerable to security incidents and cyber-attacks, which may include intentional attacks or accidental losses, either of which may result in unauthorized access to, or corruption of, our or our third-party service providers’ hardware, software, or data processing systems, or to our confidential, personal, or other sensitive information. In addition, we, our investment adviser, our administrator, or their employees may be the target of fraudulent emails or other targeted attempts to gain unauthorized access to confidential, personal, or other sensitive information, which are becoming more sophisticated and difficult to detect, particularly as threat actors use artificial intelligence technologies to deploy these attacks. Artificial intelligence tools may also be susceptible to new forms of cyberattacks, such as prompt injection attacks, which may increase our cybersecurity risks where we implement artificial intelligence technologies in our business. Cybersecurity risks are also exacerbated by the rapidly increasing volume of highly sensitive data, including our proprietary business information and intellectual property, personal information of our investment adviser’s employees, our administrator’s employees, their affiliates’ employees, our investors and others, and other sensitive information that Ares collects, processes and stores in its data centers and on its networks or those of its third-party service providers. Many jurisdictions have also enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal information, with which we and Ares must comply in the event of a security incident or cyber-attack. The result of any security incident or cyber-attack may include disrupted operations, including in our and our investment adviser’s operations, misstated or unreliable financial data, fraudulent transfers or requests for transfers of money, liability for stolen or improperly accessed assets or information (including personal information), fines or penalties, investigations, increased cybersecurity protection and insurance costs, litigation, or damage to our business relationships and reputation, in each case, causing our business and results of operations to suffer or otherwise causing interruptions or malfunctions in our, our investment adviser’s employees’, our administrator’s employees’, their affiliates’ employees’, our investors’, our counterparties’ or third parties’ operations.

Although we are not currently aware of any security incidents or cyber-attacks that, individually or in the aggregate, have materially affected, or would reasonably be expected to materially affect, our operations or financial condition, there has been an increase in the frequency and sophistication of the cyber and security threats that we face, with attacks ranging from those common to businesses generally to more advanced and persistent attacks. Security incidents or cyber-attacks and other security threats could originate from a wide variety of sources, including cyber criminals, nation state hackers, hacktivists and other outside or inside parties, as well as through employee malfeasance. We or our third-party providers may face a heightened risk of a security breach or disruption with respect to confidential, personal or other sensitive information resulting from an attack, including by foreign governments or cyber terrorists. We may be a target for attacks because, as a specialty finance company, we hold confidential and other sensitive information, including price information, about existing and potential investments. Further, we are dependent on third-party vendors for hosting hardware, software and data processing systems that we do not control. We also rely on third-party service providers for certain aspects of our businesses, including for certain information systems, technology and administration of our funds and compliance matters. While we rely on the cybersecurity strategy and policies implemented by Ares, which includes the performance of risk assessments on third-party providers, our reliance on them and their potential reliance on third-party providers removes certain cybersecurity functions from outside of our immediate control, and cyber-attacks on Ares, on us or on our third-party service providers could adversely affect us, our business and our reputation. We cannot guarantee that third parties and infrastructure in Ares’ networks and Ares’ and our partners’ networks have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to Ares’ information technology systems or the third-party information technology systems that support our services. Ares’ and our ability to monitor these third parties’ information security practices is limited, and they may not have adequate information security measures in place. The costs related to cyber-attacks or other security threats or disruptions may not be fully insured or indemnified by others, including by our third-party providers.

Security incidents and cyber-attacks may originate from a wide variety of sources, and while Ares has implemented processes, procedures and internal controls designed to mitigate cybersecurity risks and cyber-attacks, these measures do not guarantee that a security incident or cyber-attack will not occur or that our financial results or operations will not be negatively impacted by such an incident, especially because the techniques of threat actors change frequently and are often not recognized until launched, and may be enhanced by artificial intelligence technologies. Ares relies on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on their information systems, as well as on policies and procedures to protect against the unauthorized or unlawful disclosure of confidential, personal or other sensitive information. Although Ares takes protective measures and endeavors to strengthen its computer systems, software, technology assets and networks to prevent and address potential security incidents and cyber-attacks, there can be no assurance that any of these measures prove effective. Ares expects to be required to devote increasing levels of funding and resources, which may in part be allocated to us, to comply with evolving cybersecurity and privacy laws and regulations and to continually monitor and enhance its cybersecurity procedures and controls.

Our portfolio companies also rely on similar systems and face similar risks. A disruption or compromise of these systems could have a material adverse effect on the value of these businesses. We may invest in strategic assets having a national or regional profile or in infrastructure assets, the nature of which could expose them to a greater risk of being subject to a terrorist attack or cyber-attack than other assets or businesses. Such an event may have material adverse consequences on our investments or may require portfolio companies to increase preventative security measures or expand insurance coverage.

In addition, cybersecurity is a priority for regulators in the U.S. and around the world. The SEC has adopted cybersecurity disclosure rules for public companies and has adopted amendments to Regulation S-P that require, among other things, written incident response programs, customer notification in certain circumstances and enhanced oversight of service providers. In June 2025, the SEC formally withdrew certain pending proposed rules relating to cybersecurity risk management for investment advisers and certain funds; however, regulators continue to focus on cybersecurity through examinations, enforcement activity and guidance, and future rulemaking could re-emerge. With regulators particularly focused on cybersecurity, we expect increased scrutiny of our and Ares’ policies and systems designed to manage cybersecurity risks and our related disclosures. We also expect to face increased costs to comply with SEC rules and evolving cybersecurity and privacy requirements. In addition, the SEC has indicated in recent periods that one of its examination priorities for the Division of Examinations is to continue to examine cybersecurity procedures and controls, including testing the implementation of these procedures and controls.

Technological developments in artificial intelligence could disrupt the markets in which we operate and subject us to increased competition, legal and regulatory risks and compliance costs.

Artificial intelligence, including machine learning technology and generative artificial intelligence, is rapidly evolving. While the full extent of current or future risks related thereto is not possible to predict, artificial intelligence could significantly disrupt the business models and markets in which we operate and subject us to increased competition, legal and regulatory risks and compliance costs, any of which could have a material adverse effect on our or our portfolio companies’ business, financial condition and results of operations.

We, our investment adviser and our administrator use and plan to expand our use of artificial intelligence tools and technologies in the operation of our business. In addition, certain of our portfolio companies use and may plan to expand their use of artificial intelligence tools and technologies in the operation of their businesses. These uses come with potential risks, including, but not limited to, generation of inaccurate results, misuse or disclosures of confidential information, infringement of third party intellectual property rights, potential cybersecurity vulnerabilities, reputational risk and regulatory burdens. Artificial intelligence models may create outputs that are flawed, inaccurate, biased, or that infringe or misappropriate intellectual property of third parties. The models may also be subject to new or different modes of cyber attacks, including prompt injection attacks, and such attacks may be able to circumvent our cybersecurity tools and processes. To the extent we, our investment adviser, our administrator, or any of our portfolio companies rely on such technologies, these risks could negatively impact us or our portfolio companies. There is also a risk that artificial intelligence tools or applications may be misused by employees and/or third parties engaged by us, our investment adviser or administrator, or by our portfolio companies. For example, an employee of our investment adviser may input confidential information, including material non-public information, trade secrets, or personal information, into artificial intelligence technologies in a manner that results in such information becoming part of a dataset that is accessible by third-party artificial intelligence applications and users, including our competitors. Further, we, our investment adviser or administrator or our portfolio companies may not be able to control how third-party artificial intelligence technologies that we or they choose to use are developed or maintained, or how data we or they input is used or disclosed, even where contractual protections with respect to these matters have been sought. The misuse or misappropriation of our data could have an adverse impact on our reputation and could subject us to legal and regulatory investigations and/or actions. The misuse or misappropriation of data of any of our portfolio companies could have an adverse impact on such business’ reputation and could subject such portfolio company to legal and regulatory investigations and/or actions.

We or our portfolio companies may also be exposed to competitive risks related to the adoption of artificial intelligence or other new technologies by others within our respective industries. If our or our portfolio companies’ competitors are more successful than us or our portfolio companies in the use of artificial intelligence or development of services or products based on artificial intelligence, or we or our portfolio companies do so at a slower pace than others, we or our portfolio companies may be at a competitive disadvantage. In addition, our or our portfolio companies’ investments in technology systems and artificial intelligence may not deliver the benefits we or they expect, which could be costly for our or their respective businesses.

Finally, governments and regulators in the U.S. and abroad have proposed, adopted or are considering laws, regulations and guidance governing the development, deployment and use of artificial intelligence systems, including requirements relating to transparency, accountability, data governance, risk management, human oversight, cybersecurity, intellectual property and recordkeeping. For example, the EU has adopted the EU Artificial Intelligence Act, which applies on a phased basis that began in 2025, and a number of U.S. states have enacted general artificial intelligence laws. These and other developments could increase our compliance costs, restrict our use of artificial intelligence in our business and investment processes, require changes to our policies, procedures, controls and vendor arrangements, and expose us to investigations, enforcement actions, litigation, fines, penalties or reputational harm.

We are subject to numerous privacy laws, and violation of such laws may subject us to significant fines or penalties, litigation, or reputational damage, and new privacy laws or changes in enforcement of existing privacy laws could impact our business and financial performance.

Many jurisdictions in which we operate have laws and regulations relating to data protection, privacy, cybersecurity and information security to which we may be subject, including, the California Consumer Privacy Act (the “CCPA”), the New York SHIELD Act, the General Data Protection Regulation (“GDPR”) and the U.K. GDPR (collectively, “Privacy Laws”). These Privacy Laws and related regulations continue to evolve and may conflict with one another, resulting in compliance challenges. Moreover, to the extent that these laws and regulations or the enforcement of the same become more stringent or change, or if new laws or regulations are enacted, our financial performance or plans for growth may be adversely impacted. In addition, compliance with applicable Privacy Laws may require adhering to stringent legal and operational requirements, which could increase compliance costs for us and our investment adviser and require the dedication of additional time and resources to compliance by us, our investment adviser or Ares. A failure to comply with applicable Privacy Laws could result in fines, sanctions, enforcement actions or other penalties or reputational damage.

Further, significant actual or potential theft, loss, corruption, exposure, fraudulent use or misuse of investor, employee or other personal information, proprietary business data or other sensitive information, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our, our investment adviser’s or Ares’ contractual or other legal obligations regarding such data or intellectual property or a violation of Ares’ privacy and security policies with respect to such data could result in significant investigation, remediation and other costs, fines, penalties, litigation or regulatory actions against us and significant reputational harm, any of which could harm our business and results of operations. In May 2024, the SEC adopted cybersecurity regulations as an amendment to Regulation S-P designed to establish a federal “minimum standard” for covered institutions to adopt an incident response program to govern their response to any unauthorized access of customer information. The adopted rule requires compliance as of December 2025 and applies to us as it includes broker-dealers, investment companies and registered investment advisers. The amendments require implementation of written policies and procedures to safeguard customer records and information by imposing notification requirements to affected individuals whose sensitive customer information was or is reasonably likely to have been accessed or used without authorization and other requirements, such as review of incident response programs and having policies and procedures regarding compliance by third-party service providers.

There may be substantial financial penalties or fines for breach of Privacy Laws (which may include insufficient security for personal or other sensitive information). For example, the maximum penalty for breach of the GDPR is the greater of 20 million Euros and 4% of group annual worldwide turnover, and fines for each violation of the CCPA are $2,500 per violation, or $7,500 per violation for intentional violations. Non-compliance with any applicable privacy or data security laws represents a serious risk to our business, and compliance may be complicated by conflicting or inconsistent laws and regulations.

Ineffective internal controls could impact our business and operating results.

Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed and we could fail to meet our financial reporting obligations.

USE OF PROCEEDS

We intend to use the net proceeds from this offering to (1) make investments in accordance with our investment objective, (2) reduce borrowings and repay indebtedness incurred under various financing agreements we may enter into and (3) fund repurchases under our share repurchase program. Generally, our policy will be to pay distributions and operating expenses from cash flow from operations, however, we are not restricted from funding these items from proceeds from this offering or other sources and may choose to do so, particularly in the earlier part of this offering. We intend to use a portion of the net proceeds we receive in this offering to repay outstanding indebtedness, which may include indebtedness ($8.9 billion aggregate principal amount outstanding as of February 28, 2026) under our (a) Credit Facilities (which had approximately $2.8 billion of aggregate outstanding borrowings as of February 28, 2026) and (b) Unsecured Notes (which had approximately $6.1 billion in aggregate principal amount outstanding as of February 28, 2026).

The end of the revolving period and the stated maturity date for the Revolving Credit Facility are April 15, 2029 and April 15, 2030, respectively. The Revolving Credit Facility also provides for an “accordion” feature that allows us, under certain circumstances, to increase the overall size of the Revolving Credit Facility to a maximum of approximately $4.6 billion. The interest rate charged on the Revolving Credit Facility is based on SOFR plus a credit spread adjustment of 0.10% (or an alternate rate of interest for certain loans, commitments and/or other extensions of credit denominated in approved foreign currencies plus a spread adjustment, if applicable) plus an applicable spread of either 1.525%, 1.650%, 1.775% or an “alternate base rate” (as defined in the documents governing the Revolving Credit Facility) plus an applicable spread of 0.525%, 0.650% or 0.775%, in each case, determined monthly based on the total amount of the borrowing base relative to the sum of (i) the greater of (a) the aggregate amount of revolving exposure under the Revolving Credit Facility and (b) 85% of the total commitments of the Revolving Credit Facility (or, if higher, the total revolving exposure) plus (ii) other debt, if any, secured by the same collateral as the Revolving Credit Facility. As of February 28 2026, the one-, three- and six-month SOFR was 3.67%, 3.67% and 3.62%, respectively. As of February 28, 2026, the applicable spread in effect was1.525%. Additionally, we are required to pay a commitment fee of 0.325% per annum on any unused portion of the Revolving Credit Facility. As of February 28, 2026, there was approximately $911 million aggregate principal amount outstanding under the Revolving Credit Facility.

The end of the reinvestment period and the stated maturity date for the SG Funding Facility are August 1, 2028 and August 1, 2030, respectively. The SG Funding Facility also provides for an “accordion” feature that allows ASIF Funding I, under certain circumstances, to increase the overall size of the SG Funding Facility to a maximum of $2.5 billion. The interest rate charged on the SG Funding Facility (i) with respect to a $500 million of commitments, is at an applicable margin of 1.75% per annum, and (ii) with respect to $1.825 billion of commitments, is at an applicable margin of 1.80% per annum, plus, in each case, an applicable benchmark (Term SOFR, Daily Compounded CORRA, Daily Simple CORRA, or EURIBOR (each as defined in the documents governing the SG Funding Facility)). In addition to the stated interest expense, ASIF Funding I is required to pay, among other fees, a daily commitment fee on any monthly distribution date, termination date or on the date of any payment or prepayment of a loan outstanding under the SG Funding Facility. As of February 28, 2026, there was $788 million aggregate principal amount outstanding under the SG Funding Facility.

The end of the reinvestment period and the stated maturity date for the SB Funding Facility are July 29, 2028 and January 29, 2035, respectively. The interest rate charged on the SB Funding Facility is based on SOFR plus an applicable margin of (i) 1.80% during the reinvestment period and (ii) 2.00% following the reinvestment period. As of February 28, 2026, the applicable spread in effect was 1.80%. In addition, ASIF Funding II is required to pay, among other fees, a commitment fee of between 0.50%, 0.75% or 1.00% per annum, in each case depending on the aggregate amount of unused commitments under the SB Funding Facility. As of February 28, 2026, there was $400 million aggregate principal amount outstanding under the SB Funding Facility.

The end of the reinvestment period and the stated maturity date for the BNP Funding are October 21, 2028 and October 21, 2029, respectively. The interest rate charged on the BNP Funding Facility is based on SOFR plus an applicable margin of (i) 1.30% during the reinvestment period and (ii) 2.30% following the reinvestment period. As of February 28, 2026, the applicable spread in effect was1.30%. In addition to the stated interest expense on the BNP Funding Facility, ASIF Funding III is required to pay, among other fees, a commitment fee dependent on the aggregate amount of unused commitments under the BNP Funding Facility. As of February 28 , 2026, there was $750 million aggregate principal amount outstanding under the BNP Funding Facility.

We will seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof, generally within 90 days of each subscription closing, and in any event within six months of each subscription closing. While we do not anticipate a lengthy delay in investing our net proceeds, depending on market conditions and the availability of investments that meet our investment objective, we may be unable to invest such proceeds within the time period we anticipate. If we are unable to identify investments that meet our investment objective or market conditions affect our ability to invest our net proceeds, including during our anticipated time period, we will invest the net proceeds primarily in U.S. government securities and other high-quality short-term investments. These securities may earn yields substantially lower than the income that we anticipate receiving once we are fully invested in accordance with our investment objective. As a result, we may not be able to achieve our investment objective and/or pay any distributions during this period or, if we are able to do so, such distributions may be substantially lower than the distributions that we expect to pay when our portfolio is fully invested. If we do not realize yields in excess of our expenses, we may incur operating losses and the NAV of our Common Shares may decline. See “Regulation — Temporary Investments” for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

We will incur certain organization and offering expenses (excluding shareholder servicing and/or distribution fees) in connection with this offering. We have entered into an Expense Support and Conditional Reimbursement Agreement with our investment adviser, pursuant to which, among other things, our investment adviser has agreed to advance all of our estimated organization and initial offering expenses, including expenses incurred in connection with the agreements entered into with several investors beginning in November 2022 and ending on January 30, 2023 pursuant to which such investors committed to purchase our Class I shares (the “Private Placement”) (see Note 1 to our consolidated financial statements for the year ended December 31, 2025 for more information on the Private Placement). As of December 31, 2025, there were approximately $74.6 million of expenses supported by our investment adviser that were eligible for reimbursement pursuant to the Expense Support and Conditional Reimbursement Agreement (not including fees for which our investment adviser has agreed not to seek recoupment). We are obligated to reimburse our investment adviser until such time as all Expense Payments made by our investment adviser to us within three years prior to the last business day of the applicable calendar month in which such Reimbursement Payment obligation is accrued have been reimbursed, subject to certain conditions in the Expense Support and Conditional Reimbursement Agreement. In addition, our investment adviser may waive its right to receive monthly reimbursement payments from us in an applicable month, and has agreed to not seek recoupment of investment advisory fees (including the base management fee and any incentive fee) waived pursuant to the Expense Support and Conditional Reimbursement Agreement from the commencement of our operations through July 31, 2023. If we are required to reimburse our investment adviser pursuant to the Expense Support and Conditional Reimbursement Agreement, we and, ultimately, our common shareholders, will repay such expenses pursuant to the terms of that agreement. Any reimbursements will not exceed actual expenses incurred by our investment adviser and its affiliates. See Note 3 to our consolidated financial statements for the year ended December 31, 2025 for more information about our Expense Support and Conditional Reimbursement Agreement.

The following tables set forth our estimate of how we intend to use the gross proceeds from this offering. Information is provided as of March 31, 2026 and assumes that the Fund sells the maximum number of shares registered in this offering, or approximately 554.2 million shares. As of March 31, 2026, the Fund has sold 196.0 million shares in connection with this registered offering, with gross proceeds of approximately $5.4 billion, and may sell up to an additional 358.2 million shares in connection with this registered offering which would result in an additional $9.6 billion of gross proceeds. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of our Common Shares and the actual number of shares we sell in this offering. The table below assumes that shares are sold at the current offering price of $26.85 per share, the NAV per share of each class as of March 31, 2026. Such amount is subject to increase or decrease based upon our NAV per share.

The following tables present information about the net proceeds raised in this offering for each class, assuming the maximum primary offering amount of $15,000,000,000. The tables assume that 1/3 of our gross offering proceeds are from the sale of Class S shares, 1/3 of our gross offering proceeds are from the sale of Class D shares and 1/3 of our gross offering proceeds are from the sale of Class I shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from what is shown in the tables below. Because amounts in the following tables are estimates, they may not accurately reflect the actual receipt or use of the gross proceeds from this offering. Amounts expressed as a percentage of net proceeds or gross proceeds may be higher or lower due to rounding.

The following table presents information regarding the use of proceeds raised in this offering with respect to Class S shares.

	Maximum Offering of
	$5,000,000,000 in
	Class S Shares
Gross Proceeds(1)	$5,000,000,000	100%
Upfront Sales Load(2)	$—	—%
Organization and Offering Expenses(3)	$4,203,103	0.08%
Net Proceeds Available for Investment	$4,995,796,897	99.92%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class D shares.

	Maximum Offering of
	$5,000,000,000 in
	Class D Shares
Gross Proceeds(1)	$5,000,000,000	100%
Upfront Sales Load(2)	$—	—%
Organization and Offering Expenses(3)	$4,203,103	0.08%
Net Proceeds Available for Investment	$4,995,796,897	99.92%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class I shares.

	Maximum Offering of
	$5,000,000,000 in
	Class I Shares
Gross Proceeds(1)	$5,000,000,000	100%
Upfront Sales Load(2)	$—	—%
Organization and Offering Expenses(3)	$4,203,103	0.08%
Net Proceeds Available for Investment	$4,995,796,897	99.92%
(1)	We intend to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415 under the Securities Act; however, in certain states this offering is subject to annual extensions.

(2)	We do not charge investors an upfront sales load with respect to Class S shares, Class D shares or Class I shares. However, if you buy Class S shares, Class D shares or Class I shares through certain selling agents, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class S shares, a 2.0% cap on NAV for Class D shares and a 2.0% cap on Class I shares. Subject to FINRA limitations on underwriting compensation, we and, ultimately, certain classes of our common shareholders, pay the following shareholder servicing and/or distribution fees to the intermediary manager: (a) for Class S shares, shareholder servicing and/or distribution fees equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares; and (b) for Class D shares, shareholder servicing and/or distribution fees equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fees are paid with respect to the Class I shares. The intermediary manager anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating broker dealers. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will cease paying the shareholder servicing and/or distribution fees on the Class S shares and Class D shares on the earlier to occur of the following (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including selling commissions, the shareholder servicing and/or distribution fees and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the intermediary manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to shares held in a common shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the intermediary manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fees on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such common shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such common shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S shares or Class D shares. See “Plan of Distribution.”
(3)	The organization and offering expense numbers shown above represent our estimates of expenses to be incurred by us in connection with this offering and include estimated wholesaling expenses reimbursable by us. See “Plan of Distribution” for examples of the types of organization and offering expenses we may incur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the statements in this section (including in the following discussion) constitute forward-looking statements, which relate to future events or the future performance or financial condition of Ares Strategic Income Fund (the “Fund,” “we,” “us,” or “our”). The forward-looking statements contained in this section involve a number of risks and uncertainties. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking statements” for a discussion of uncertainties, risk and assumptions associated with these statements.

OVERVIEW

We are an externally managed, closed-end management investment company. Formed as a Delaware statutory trust on March 15, 2022, we have elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “Investment Company Act”).

We are externally managed by Ares Capital Management LLC (“Ares Capital Management” or our “investment adviser”), a subsidiary of Ares Management Corporation (“Ares Management” or “Ares”), a publicly traded, leading global alternative investment manager, pursuant to our investment advisory and management agreement (the “investment advisory and management agreement”). Our investment adviser is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. Our investment adviser is registered as an investment adviser with the SEC. Our administrator, Ares Operations LLC (“Ares Operations” or “our administrator”), a subsidiary of Ares Management, provides certain administrative and other services necessary for us to operate.

Our investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. We seek to invest primarily in first lien senior secured loans, second lien senior secured loans, subordinated secured and unsecured loans, subordinated loans (which in some cases include equity and/or preferred components) and other types of credit instruments which may include commercial real estate mezzanine loans, real estate mortgages, distressed investments, securitized products, notes, bills, debentures, bank loans, convertible and preferred securities, infrastructure debt and government and municipal obligations, made to or issued by U.S. middle-market companies, which we generally define as companies with annual EBITDA between $10 million and $250 million. As used herein, EBITDA represents annual net income before net interest expense, income tax expense, depreciation and amortization. We expect that a majority of our investments will be in directly originated loans. For cash management and other purposes, we also invest in broadly syndicated loans and other more liquid credit investments, including in publicly traded debt instruments and other instruments that are not directly originated. We primarily invest in illiquid and restricted investments, and while most of our investments are expected to be in private U.S. companies (we generally have to invest at least 70% of our total assets in “qualifying assets,” including private U.S. companies), we may also invest from time to time in non-U.S. companies. Our portfolio may also include equity securities such as common stock, preferred stock, warrants or options, which may be obtained as part of providing a broader financing solution. Under normal circumstances, we will invest directly or indirectly at least 80% of our total assets (net assets plus borrowings for investment purposes) in debt instruments of varying maturities.

To seek to enhance our returns, we employ leverage as market conditions permit and at the discretion of our investment adviser, but in no event will leverage employed exceed the limitations set forth in the Investment Company Act. We intend to use leverage in the form of borrowings, including loans from certain financial institutions, including any potential borrowings under our Credit Facilities and the issuance of debt securities. We may also use leverage in the form of the issuance of preferred shares, but do not currently intend to do so. In determining whether to borrow money, we analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. Any such leverage, if incurred, would be expected to increase the total capital available for investment by us. See “Risk Factors — Risks Relating to Our Business and Structure — We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.” To finance investments, we may securitize certain of our secured loans or other investments, including through the formation of one or more CLOs, while retaining all or most of the exposure to the performance of these investments. See “Risk Factors — Risks Relating to Our Business and Structure — We have formed and invested in and may in the future form or invest in CLOs, which subject us to certain structured financing risks.”

See “Investment Objective and Strategies” for more information about our investment strategies. Our investments are subject to a number of risks. See “Risk Factors.”

As a BDC, we are required to comply with certain regulatory requirements. For instance, we generally have to invest at least 70% of our total assets in “qualifying assets,” including securities and indebtedness of private U.S. companies and certain public U.S. companies, cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. We also may invest up to 30% of our portfolio in non-qualifying assets, as permitted by the Investment Company Act. Specifically, as part of this 30% basket, we may invest in entities that are not considered “eligible portfolio companies” (as defined in the Investment Company Act), including companies located outside of the United States, entities that are operating pursuant to certain exceptions under the Investment Company Act, and publicly traded entities whose public equity market capitalization exceeds the levels provided for under the Investment Company Act. In addition, we, our investment adviser and certain of our affiliates have received an exemptive relief order from the SEC that permits us and other BDCs and registered closed-end management investment companies managed by Ares Management and its affiliates to co-invest in portfolio companies with each other and with other affiliated investment entities (the “Co-Investment Exemptive Order”). As required by the Co-Investment Exemptive Order, we have adopted, and our Board of Trustees has approved, policies and procedures reasonably designed to ensure compliance with the terms of the Co-Investment Exemptive Order, and our investment adviser and our Chief Compliance Officer will provide reporting to our Board of Trustees. Co-investments made under the Co-Investment Exemptive Order are subject to compliance with certain conditions and other requirements, which could limit our ability to participate in a co-investment transaction. There could be significant overlap in our investment portfolio and the investment portfolio of affiliated Ares Management entities that can rely on the Co-Investment Exemptive Order and that have an investment objective similar to ours. We may also otherwise co-invest with funds managed by Ares Management or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and our investment adviser’s allocation policy.

We have elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and operate in a manner so as to qualify for the tax treatment applicable to RICs. To qualify as a RIC, we must, among other requirements, meet certain source-of-income and asset diversification requirements and timely distribute to our shareholders generally at least 90% of our investment company taxable income, as defined by the Code, for each year. Pursuant to this election, we generally will not have to pay U.S. federal corporate-level taxes on any income that we distribute to our shareholders provided that we satisfy those requirements.

Our qualification and taxation as a RIC depends upon our ability to satisfy on a continuing basis, through actual, annual operating results, distribution, income and asset, and other requirements imposed under the Code. However, no assurance can be given that we will be able to meet the complex and varied tests required to qualify as a RIC or to avoid corporate level tax. In addition, because the relevant laws may change, compliance with one or more of the RIC requirements may be impossible or impracticable.

MACROECONOMIC ENVIRONMENT

In 2025, U.S. leveraged corporate credit markets delivered positive total returns, supported by growing U.S. gross domestic product and consumer spending, stable inflation and historically low unemployment. These tailwinds were partially offset by slower job growth and increased uncertainty related to tariff policies and risks from various geopolitical developments. Although future economic growth in the U.S. is expected to slow relative to 2024 levels, the U.S debt and equity markets have shown strength as the Federal Reserve’s anticipated accommodative monetary policies are expected to support overall economic activity.

PORTFOLIO AND INVESTMENT ACTIVITY

Our investment activity for the years ended December 31, 2025 and 2024 is presented below.

	For the Years Ended December 31,
(dollar amounts in thousands)	2025	2024
New investment commitments(1):
Total new investment commitments(2)	$19,782,847	$12,983,818
Less: investment commitments exited(3)	(7,434,195)	(2,785,238)
Net investment commitments	$12,348,652	$10,198,580
Principal amount of investments funded:
First lien senior secured loans	$14,243,603	$10,320,268
Second lien senior secured loans	334,542	233,126
Senior subordinated loans	758,686	220,918
Corporate bonds	33,023	56,185
Collateralized loan obligations	902,391	353,877
Commercial mortgage backed securities	72,479	24,125
Private asset-backed investments	156,513	206,780
Investments in joint ventures(5)	391,000	—
Preferred equity	197,350	69,119
Other equity	308,573	229,581
Total	$17,398,160	$11,713,979
Principal amount of investments sold or repaid:
First lien senior secured loans	$7,131,017	$2,543,608
Second lien senior secured loans	49,217	119,246
Senior subordinated loans	3,747	55,450
Corporate bonds	123	1,485
Collateralized loan obligations	193,648	10,210
Commercial mortgage backed securities	2,192	—
Private asset-backed investments	71,129	17,933
Preferred equity	19,857	4,400
Other equity	14,161	171
Total	$7,485,091	$2,752,503
Weighted average remaining term for investment commitments (in months)	73	72
Percentage of new investment commitments at floating rates	90%	94%
Weighted average yield(4):
Funded during the period at amortized cost	9.0%	9.6%
Funded during the period at fair value	9.0%	9.6%
Exited or repaid during the period at amortized cost	8.1%	9.1%
Exited or repaid during the period at fair value	8.1%	8.9%
(1)	New investment commitments include new agreements to fund revolving loans or delayed draw loans. See Note 7 to our consolidated financial statements for the year ended December 31, 2025 for more information on our commitments to fund revolving loans or delayed draw loans.
(2)	Includes both funded and unfunded commitments. Of these new investment commitments, we funded approximately $16 billion and $11 billion for the years ended December 31, 2025 and 2024, respectively.
(3)	Includes funded commitments. For the years ended December 31, 2025 and 2024, investment commitments exited included exits of unfunded commitments of $51 million and $33 million, respectively.
(4)	“Weighted average yield” is computed as (a) the annual stated interest rate or yield earned plus the net annual amortization of original issue discount and market discount or premium earned on the relevant accruing investments, divided by (b) the total accruing investments at amortized cost or at fair value, as applicable.

(5)	See “ADLP” below and Note 4 to our consolidated financial statements for the year ended December 31, 2025 for more information on the ADLP (as defined below).

As of December 31, 2025 and 2024, our investments consisted of the following:

	As of December 31,
	2025		2024
(in thousands)	Amortized Cost(1)	Fair Value	Amortized Cost(1)	Fair Value
First lien senior secured loans	$17,143,966	$17,160,266	$10,092,681	$10,130,307
Second lien senior secured loans	430,463	429,160	157,058	158,500
Senior subordinated loans	1,003,023	1,068,842	214,927	213,500
Corporate bonds	97,600	99,063	64,700	65,312
Collateralized loan obligations	1,081,583	1,051,264	366,165	370,985
Commercial mortgage-backed securities	98,850	99,962	29,112	29,161
Private asset-backed investments	289,022	300,947	209,600	208,357
Investments in joint ventures	391,000	391,000	—	—
Preferred equity	302,430	317,476	107,984	122,570
Other equity	522,977	590,618	239,826	250,457
Total	$21,360,914	$21,508,598	$11,482,053	$11,549,149
(1)	The amortized cost represents the original cost adjusted for any accretion of discounts, amortization of premiums and PIK interest or dividends.

Our commitment to fund delayed draw loans is triggered upon the satisfaction of certain pre-negotiated terms and conditions. Generally, the most significant and uncertain term requires the borrower to satisfy a specific use of proceeds covenant. The use of proceeds covenant typically requires the borrower to use the additional loans for the specific purpose of a permitted acquisition or permitted investment, for example. In addition to the use of proceeds covenant, the borrower is generally required to satisfy additional negotiated covenants (including specified leverage levels). We are also party to subscription agreements to fund equity investments. See Note 7 to our consolidated financial statements for the year ended December 31, 2025 for more information on our unfunded commitments.

The weighted average yields at amortized cost and fair value of our portfolio as of December 31, 2025 and 2024 were as follows:

	As of December 31,
	2025		2024
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Debt and other income producing securities(1)	9.0%	9.0%	9.1%	9.1%
Total portfolio(2)	8.7%	8.7%	8.9%	8.9%
First lien senior secured loans(3)	8.5%	8.5%	8.9%	8.9%
Second lien senior secured loans(3)	10.7%	10.8%	10.2%	10.1%
Senior subordinated loans(3)	9.9%	9.3%	12.2%	12.2%
Corporate bonds(3)	7.8%	7.7%	7.8%	7.8%
Collateralized loan obligations(3)	13.5%	13.9%	11.9%	11.7%
Commercial mortgage-backed securities(3)	8.8%	8.7%	8.3%	8.3%
Private asset-backed investments(3)	9.6%	9.5%	10.3%	10.4%
Investments in joint ventures(3)	13.0%	13.0%	—%	—%
Other income producing equity securities(4)	11.7%	11.4%	12.1%	11.4%
(1)	“Weighted average yields on debt and other income producing securities” are computed as (a) the annual stated interest rate or yield earned plus the net annual amortization of original issue discount and market discount or premium earned on accruing debt and other income producing securities, divided by (b) the total accruing debt and other income producing securities at amortized cost or at fair value, as applicable.

(2)	“Weighted average yields on total portfolio” are computed as (a) the annual stated interest rate or yield earned plus the net annual amortization of original issue discount and market discount or premium earned on accruing debt and other income producing securities, divided by (b) total investments at amortized cost or at fair value, as applicable.
(3)	“Weighted average yields” of investments are computed as (a) the annual stated interest rate or yield earned plus the net annual amortization of original issue discount and market discount or premium earned on the relevant accruing investments, divided by (b) the total relevant investments at amortized cost or at fair value, as applicable.
(4)	“Weighted average yield on other income producing equity securities” is computed as (a) the yield earned on the relevant income producing equity securities, divided by (b) the total relevant income producing equity securities at amortized cost or fair value, as applicable.

Ares Capital Management employs an investment rating system to categorize our investments. In addition to various risk management and monitoring tools, our investment adviser grades the credit risk of all investments on a scale of 1 to 4 no less frequently than quarterly. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of origination or acquisition), although it may also take into account under certain circumstances the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors. The grade of a portfolio investment may be reduced or increased over time. The following is a description of each investment grade:

Investment grade	Description
4

Involves the least amount of risk to our initial cost basis. The trends and risk factors for this investment since origination or acquisition are generally favorable, which may include the performance of the portfolio company or a potential exit.

3

Involves a level of risk to our initial cost basis that is similar to the risk to our initial cost basis at the time of origination or acquisition. This portfolio company is generally performing as expected and the risk factors to our ability to ultimately recoup the cost of our investment are neutral to favorable. All investments or acquired investments in new portfolio companies are initially assessed a grade of 3.

2

Indicates that the risk to our ability to recoup the initial cost basis of such investment has increased materially since origination or acquisition, including as a result of factors such as declining performance and non-compliance with debt covenants; however, payments are generally not more than 120 days past due. For investments graded 2, our investment adviser enhances its level of scrutiny over the monitoring of such portfolio company.

1

Indicates that the risk to our ability to recoup the initial cost basis of such investment has substantially increased since origination or acquisition, and the portfolio company likely has materially declining performance. For debt investments with an investment grade of 1, most or all of the debt covenants are out of compliance and payments are substantially delinquent. For investments graded 1, it is anticipated that we will not recoup our initial cost basis and may realize a substantial loss of our initial cost basis upon exit. For investments graded 1, our investment adviser enhances its level of scrutiny over the monitoring of such portfolio company.

For liquid investments, each position is actively monitored by the liquid credit research team members responsible for coverage of a particular company or investment. The research team tracks credit and industry specific developments, as well as price movements, for shifts in relative value that may trigger a buy or sell recommendation. Ongoing monitoring and due diligence includes, but is not limited to, interaction with management, review of company and comparable financial results, company visits, participation in industry and sell-side research conferences, conversations with ratings agencies, industry experts and real-time analysis of price movements in the credit and equity markets. Notable credit developments and/or price movements are discussed real-time with portfolio management and the trading desk and may be discussed at relevant Ares Strategic Income Fund investment committee meetings.

Set forth below is the grade distribution of our portfolio companies as of December 31, 2025 and 2024:

	As of December 31,
	2025				2024
	Fair		Number of		Fair		Number of
(dollar amounts in thousands)	Value	%	Companies	%	Value	%	Companies	%
Grade 4	$559,005	2.6%	15	1.7%	$225,030	2.0%	7	1.2%
Grade 3	20,765,538	96.6	846	97.3	11,305,483	97.9	576	98.1
Grade 2	132,534	0.6	8	0.9	16,018	0.1	3	0.5
Grade 1	51,521	0.2	1	0.1	2,618	—	1	0.2
Total	$21,508,598	100%	870	100.0%	$11,549,149	100.0%	587	100.0%

As of December 31, 2025 and 2024, the weighted average grade of the investments in our portfolio at fair value was 3.0 and 3.0, respectively.

As of December 31, 2025, none of the loans were on non-accrual status. As of December 31, 2024, loans on non-accrual status represented 0.1% of the total investments at amortized cost (or less than 0.1% at fair value).

ADLP

In October 2025, we and a large North American pension fund (the “ADLP Partner”) established ADLP LLC (the “ADLP”), a joint venture to make certain first lien senior secured loans, including unitranche loans, primarily to U.S. middle-market companies. We, and other BDCs, registered closed-end management investment companies and other affiliated investment entities managed by our investment adviser or its affiliates, may directly co-invest with the ADLP in accordance with the terms of the Co-Investment Exemptive Order. The ADLP is capitalized as transactions are completed and all portfolio decisions and generally all other decisions in respect of the ADLP, including co-investment transactions made by the ADLP in accordance with the terms of the Co-Investment Exemptive Order, must be approved by an investment committee of the ADLP consisting of representatives of ours and the ADLP Partner (with approval from a representative of each required). In connection with the establishment of the ADLP and as part of the initial funding, we and the ADLP Partner sold investment commitments to the ADLP at fair value, including approximately $703 million of investment commitments sold by us. We recognized approximately $3.5 million of net realized gains from these sales.

We and the ADLP Partner provide capital to the ADLP in the form of subordinated certificates (the “ADLP Certificates”). As of December 31, 2025, we and the ADLP Partner owned 80% and 20%, respectively, of the ADLP Certificates. As of December 31, 2025, we and the ADLP Partner had committed $2.0 billion and $0.5 billion, respectively, of capital in the ADLP Certificates. The capital committed to the ADLP will only be funded upon approval of transactions by the investment committee of the ADLP. Below is a summary of the funded subordinated certificates of the ADLP.

(in thousands)	As of December 31, 2025
Total subordinated certificates funded to the ADLP(1)	$489,000
Total subordinated certificates funded to the ADLP by us(1)	$391,000
(1)	At principal amount.

The ADLP and certain of its wholly owned subsidiaries are party to certain debt obligations. In connection with these debt obligations, we may be required to fund our subordinated certificates under certain circumstances, including upon the occurrence of an event of default by the ADLP or certain of its wholly owned subsidiaries. As of December 31, 2025, we had unfunded ADLP Certificate commitments of approximately $1.6 billion.

The ADLP Certificates pay a fixed interest rate of 10.0% per annum and also entitle the holders thereof to receive a portion of the excess cash flow from the ADLP portfolio, after expenses, which may result in a return to the holders of the ADLP Certificates that is greater than the stated coupon.

The amortized cost and fair value of our ADLP Certificates held by us and our yield on our investment in the ADLP Certificates at amortized cost and fair value as of December 31, 2025 were as follows:

	As of December 31, 2025
(dollar amounts in thousands)	Amortized Cost	Fair Value
Investment in the ADLP Certificates	$391,000	$391,000
Yield on the investment in the ADLP Certificates	13.0%	13.0%

The interest income and other income earned with respect to our investment in the ADLP Certificates for the period from November 12, 2025 (commencement of operations) to December 31, 2025 were as follows:

For the Period from November 12, 2025
(commencement of operations) to
(in thousands)	December 31, 2025
Interest income	$4,805
Other income	$3,217

As of December 31, 2025, the ADLP portfolio was comprised of first lien senior secured loans to primarily U.S. middle-market companies in industries similar to the companies in our portfolio. Below is a summary of the ADLP portfolio as of December 31, 2025.

(dollar amounts in thousands)	As of December 31, 2025
Total investment portfolio(1)	$1,680,961
Weighted average yield of investment portfolio(2)	8.1%
Number of borrowers in the ADLP	313
Commitments to fund delayed draw loans(3)	$191,320
(1)	At principal amount.
(2)	Computed as (a) the annual stated interest rate or yield earned on accruing investments, divided by (b) total investments at principal amount.
(3)	These commitments to fund delayed draw loans have been approved by the investment committee of the ADLP and will be funded if and when conditions to funding such delayed draw loans are met.

Selected financial information of the ADLP, in conformity with U.S. generally accepted accounting principles (“GAAP”), as of December 31, 2025 and for the period from November 12, 2025 (commencement of operations) to December 31, 2025 are presented below:

(in thousands)	As of December 31, 2025
Selected Balance Sheet Information:
Investments at fair value (amortized cost of $1,682,606)	$1,681,644
Other assets	137,065
Total assets	1,818,709

Debt	1,314,200
Other liabilities	19,254
Total liabilities	1,333,454
Subordinated certificates and members’ capital	485,255
Total liabilities and members’ capital	$1,818,709

For the Period from
November 12, 2025
(commencement of
operations) to
(in thousands)	December 31, 2025
Selected Statement of Operations Information:
Total investment income	$11,168
Interest expense	5,287
Other expenses	1,393
Total expenses	6,680
Net investment income	4,488
Net realized and unrealized losses on investments	(3,007)
Net increase in members’ capital resulting from operations	$1,481

Additional supplemental financial information for the ADLP is set forth in Exhibit 99.1 to this Form 10-K.

KEY COMPONENTS OF OUR RESULTS OF OPERATIONS

Investments

We focus primarily on loans and securities, including syndicated loans, of U.S. private companies. Our level of investment activity (both the number of investments and the size of each investment) can and will vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to potential portfolio companies, the level of merger and acquisition activity for such companies, the general economic environment, trading prices of loans and other securities and the competitive environment for the types of investments we make.

Revenues

We generate revenue primarily in the form of interest income on debt investments, capital gains, and dividend income from our equity investments in our portfolio companies. Our senior and subordinated loan investments are expected to bear interest at a fixed or floating rate. Interest on debt securities is generally payable quarterly or semiannually. In some cases, some of our investments may provide for deferred interest payments or payment-in-kind (“PIK”) interest. The principal amount of the debt securities and any accrued but unpaid PIK interest generally will become due at the maturity date. In addition, we may generate revenue in the form of commitment and other fees in connection with transactions. Original issue discounts and market discounts or premiums will be capitalized, and we will accrete or amortize such amounts as interest income. We will record prepayment premiums on loans and debt securities as realized gains. Dividend income on preferred equity, if any, will be recognized on an accrual basis to the extent that we expect to collect such amounts.

Expenses

The services of all investment professionals and staff of our investment adviser, when and to the extent engaged in providing investment advisory and management services to us and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by our investment adviser. Under the investment advisory and management agreement, we bear all other allocable costs and expenses of our operations and transactions. See Note 3 to our consolidated financial statements for the year ended December 31, 2025 for more information on fees and expenses.

From time to time, our investment adviser, our administrator or their affiliates may pay third-party providers of goods or services. We will reimburse our investment adviser, our administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, our investment adviser or our administrator may defer or waive fees and/or rights to be reimbursed for expenses.

Expense Support and Conditional Reimbursement Agreement

We have entered into an expense support and conditional reimbursement agreement (the “Expense Support and Conditional Reimbursement Agreement”) with our investment adviser. See Note 3 to our consolidated financial statements for the year ended December 31, 2025 for more information on the Expense Support and Conditional Reimbursement Agreement.

RESULTS OF OPERATIONS

For the years ended December 31, 2025 and 2024

Operating results for the years ended December 31, 2025 and 2024 were as follows:

	For the Years Ended December 31,
(in thousands)	2025	2024
Total investment income	$1,448,012	$554,209
Total expenses	735,459	265,767
Expense support	(45,915)	(36,744)
Expense support recoupment	22,519	—
Net expenses	712,063	229,023
Net investment income before income taxes	735,949	325,186
Income tax expense, including excise tax	504	787
Net investment income	735,445	324,399
Net realized gains	46,490	17,914
Net unrealized gains (losses)	(297)	63,803
Net increase in net assets resulting from operations	$781,638	$406,116

Net income can vary substantially from period to period due to various factors, including but not limited to the level of new investment commitments, the recognition of realized gains and losses and unrealized appreciation and depreciation.

Investment Income

	For the Years Ended December 31,
(in thousands)	2025	2024
Interest income	$1,370,812	$533,862
Dividend income	26,960	6,650
Other income	50,240	13,697
Total investment income	$1,448,012	$554,209

Total investment income for the year ended December 31, 2025 increased from the comparable period in 2024 primarily due to the increase in the average size of our investment portfolio, which was partially offset by declining base rates. The average size and the weighted average yield of our portfolio at amortized cost for the years ended December 31, 2025 and 2024 were as follows:

	For the Years Ended December 31,
(dollar amounts in thousands)	2025	2024
Average size of portfolio(1)	$16,308,028	$5,760,959
Weighted average yield on portfolio	8.6%	9.3%
(1)	Includes non-interest earning investments.

Operating Expenses

	For the Years Ended December 31,
(in thousands)	2025	2024
Interest and credit facility fees	$478,004	$141,497
Base management fee	110,940	46,991
Income based fee	104,134	43,324
Capital gains incentive fee(1)	5,821	10,219
Offering expenses	1,705	3,864
Shareholder servicing and distribution fees
Class S	9,454	5,028
Class D	1,614	364
Administrative and other fees	8,135	5,794
Other general and administrative	15,652	8,686
Total expenses	735,459	265,767
Expense support	(45,915)	(36,744)
Expense support recoupment	22,519	—
Net expenses	$712,063	$229,023
(1)	Calculated in accordance with GAAP as discussed below.

Interest and credit facility fees for the years ended December 31, 2025 and 2024 were comprised of the following:

	For the Years Ended December 31,
(in thousands)	2025	2024
Stated interest expense(1)	$440,021	$122,243
Credit facility fees	14,306	11,316
Amortization of debt issuance costs	17,769	6,953
Accretion of discount	7,440	707
Net (gain) loss on interest rate swaps accounted for as hedge instruments and the related hedged items	(1,532)	278
Total interest and credit facility fees	$478,004	$141,497
(1)	Includes the impact of the interest rate swaps.

Stated interest expense for the year ended December 31, 2025 increased from the comparable period in 2024 primarily due to the increase in the average principal amount of outstanding debt, partially offset by the decline in our weighted average stated interest rate of our outstanding debt which was primarily due to the decline in SOFR and to a lesser extent, the impact of lower spreads on our outstanding debt. Average outstanding debt and weighted average stated interest rate on our outstanding debt for the years ended December 31, 2025 and 2024 were as follows:

	For the Years Ended December 31,
(dollar amounts in thousands)	2025	2024
Average outstanding debt	$7,075,314	$1,683,498
Weighted average stated interest rate on outstanding debt(1)	6.0%	7.1%
(1)	The weighted average stated interest rate on our outstanding debt for the year ended December 31, 2025 includes the impact of the interest rate swaps. See Note 6 to our consolidated financial statements for the year ended December 31, 2025 for more information on the interest rate swaps.

The base management fee for the year ended December 31, 2025 increased from the comparable period in 2024 due to an increase in net assets primarily as a result of our continuous offering of Common Shares (as defined below).

The income based fee for the year ended December 31, 2025 increased from the comparable period in 2024 primarily due to the increase in pre-incentive fee net investment income, as defined in the investment advisory and management agreement.

For the years ended December 31, 2025 and 2024, the capital gains incentive fee calculated in accordance with GAAP was approximately $6 million and $10 million, respectively. The capital gains incentive fee accrual for the year ended December 31, 2025 changed from the comparable period in 2024 primarily due to net gains on investments and foreign currency transactions of approximately $46 million compared to net gains of approximately $82 million for the comparable period in 2024. The capital gains incentive fee accrued under GAAP includes an accrual related to unrealized capital appreciation, whereas the capital gains incentive fee actually payable under our investment advisory and management agreement does not. There can be no assurance that such unrealized capital appreciation will be realized in the future. The accrual for any capital gains incentive fee under GAAP in a given period may result in an additional expense if such cumulative amount is greater than in the prior period or a reduction of previously recorded expense if such cumulative amount is less than in the prior period. If such cumulative amount is negative, then there is no accrual. As of December 31, 2025, there was approximately $19 million of capital gains incentive fee accrued in accordance with GAAP. As of December 31, 2025, there was no capital gains incentive fee actually payable under our investment advisory and management agreement. See Note 3 to our consolidated financial statements for the year ended December 31, 2025 for more information on the base management fee, income based fee and capital gains incentive fee.

Offering expenses include expenses incurred in connection with our continuous offering of Common Shares. Administrative and other fees represent fees paid to Ares Operations and our investment adviser for our allocable portion of overhead and other expenses incurred by Ares Operations and our investment adviser, in performing their obligations under each of the administration agreement and the investment advisory and management agreement, respectively, including our allocable portion of the compensation, rent and other expenses of certain of our corporate officers and their respective staffs. See Note 3 to our consolidated financial statements for the year ended December 31, 2025 for more information on the administrative and other fees. Other general and administrative expenses include, among other costs, professional fees, insurance, fees and expenses related to evaluating and making investments in portfolio companies and independent trustees’ fees.

For the years ended December 31, 2025 and 2024, total other expenses was approximately $37 million and $24 million, respectively, which is comprised of offering expenses, shareholder servicing and distribution fees, administrative and other fees and other general and administrative expenses. Administrative and other fees and other general and administrative expenses for the year ended December 31, 2025 increased from comparable periods in 2024, primarily as a result of the continued portfolio growth. Other expenses for the year ended December 31, 2025 increased from the comparable periods in 2024, primarily as a result of our continuous offering of Common Shares.

Income Tax Expense, Including Excise Tax

We have elected to be treated as a RIC under the Code and operate in a manner so as to qualify for the tax treatment applicable to RICs. To qualify as a RIC, we must, among other requirements, meet certain source-of-income and asset diversification requirements and timely distribute to our shareholders at least 90% of our investment company taxable income, as defined by the Code, for each year. We have made and intend to continue to make the requisite distributions to our shareholders which will generally relieve us from U.S. federal corporate-level income taxes.

Depending on the level of taxable income earned in a tax year, we may choose to carry forward such taxable income in excess of current year distributions from such current year taxable income into the next tax year and pay a 4% excise tax on such income, as required. To the extent that we determine that our estimated current year taxable income will be in excess of estimated distributions for the current year from such income, we accrue excise tax, if any, on estimated excess taxable income as such taxable income is earned. For the years ended December 31, 2025 and 2024, we recorded a net expense of approximately $0.4 million and $1 million, respectively, for U.S. federal excise tax.

Net Realized and Unrealized Gains/Losses

For the years ended December 31, 2025 and 2024, we recorded net realized gains on investments of approximately $46 million and $17 million, respectively, primarily from full or partial sales or repayments of certain of our portfolio investments.

For the years ended December 31, 2025 and 2024, we also recognized net realized gains on foreign currency transactions of approximately $0 million and $1 million, respectively.

For the years ended December 31, 2025 and 2024, we recorded net unrealized gains on investments, including the net change in deferred tax liabilities, of approximately $80 million and $54 million, respectively. For the years ended December 31, 2025 and 2024, we also recognized net unrealized losses on foreign currency transactions of approximately $80 million and net unrealized gains on foreign currency transactions of approximately $10 million, respectively.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources are generated primarily from (i) the proceeds received from the sale of common shares of beneficial interest, including Class I shares, Class S shares and Class D shares (“Common Shares”), pursuant to this Registration Statement on a continuous basis at a price per share equal to the then-current net asset value (“NAV”) per share, (ii) advances from our credit facilities (the Revolving Credit Facility, the SG Funding Facility, the SB Funding Facility and the BNP Funding Facility (each as defined below, and together, the “Credit Facilities”)), (iii) net proceeds from the issuances of other securities, including unsecured notes and debt securitizations and (iv) cash flows from operations.

Our primary uses of cash and cash equivalents are for (i) investments in portfolio companies and other investments, (ii) the cost of operations (including paying our investment adviser and our administrator), (iii) the cost of any borrowings or other financing arrangements and (iv) cash distributions to the holders of our Common Shares.

In accordance with the Investment Company Act, we may borrow amounts such that our asset coverage calculated pursuant to the Investment Company Act, is at least 150% (or 200% if certain requirements under the Investment Company Act are not met) immediately after such borrowing (i.e., we are able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us). As of December 31, 2025, we had approximately $305 million in cash and cash equivalents and $11.2 billion in total aggregate principal amount of outstanding debt ($11.2 billion at carrying value) and our asset coverage was 191%. Subject to borrowing base and other restrictions, we had approximately $2.4 billion available for additional borrowings under the Credit Facilities as of December 31, 2025.

We have a share repurchase program, pursuant to which we intend to offer to repurchase, at the discretion of our Board of Trustees, up to 5% of our Common Shares outstanding in each quarter. We may from time to time seek to retire, cancel or purchase any of our outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise. The amounts involved may be material. In addition, we may from time to time enter into new debt facilities, increase the size of existing facilities or issue debt securities, including secured debt, unsecured debt and/or debt securities convertible into common stock. Any such purchases or exchanges of common stock or outstanding debt, or incurrence or issuance of additional debt would be subject to prevailing market conditions, our liquidity requirements, contractual and regulatory restrictions and other factors.

We believe that our current cash and cash equivalents on hand, our short-term investments, our available borrowing capacity under the Credit Facilities and our anticipated cash flows from operations will be adequate to meet our cash needs for our daily operations in the near term.

Net Worth of Sponsors

The NASAA, in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time (the “Omnibus Guidelines”), requires that our affiliates and investment adviser, or our Sponsor as defined under the Omnibus Guidelines, have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of the greater of either $100,000, or 5.0% of the first $20 million of both the gross amount of securities currently being offered in this offering and the gross amount of any originally issued direct participation program securities sold by our affiliates and sponsors within the past 12 months, plus 1.0% of all amounts in excess of the first $20 million. Based on these requirements, our investment adviser and its affiliates, while not liable directly or indirectly for any indebtedness we may incur, have an aggregate financial net worth in excess of those amounts required by the Omnibus Guidelines Statement of Policy.

Equity Capital Activities

We publicly offer our Common Shares on a continuous basis, pursuant to an offering registered with the SEC (the “Offering”). The purchase price per share for each class of Common Shares equals our NAV per share, as of the day preceding the effective date of the monthly share purchase. Ares Management Capital Markets LLC, our intermediary manager, will use its best efforts to sell Common Shares, but is not obligated to purchase or sell any specific amount of Common Shares in the Offering. We also engage in offerings of our unregistered Common Shares to non-U.S. investors pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S promulgated under the Securities Act.

The following table summarizes transactions in Common Shares during the year ended December 31, 2025:

	For the Year Ended December 31, 2025
(in thousands)	Shares	Amount
Class I
Subscriptions(1)	153,352	$4,218,581
Share transfers between classes	108	2,968
Distributions reinvested	6,586	180,681
Repurchased shares, net of early repurchase deduction	(27,017)	(741,892)
Net increase	133,029	$3,660,338
Class S
Subscriptions(1)	19,157	$526,705
Share transfers between classes	(264)	(7,221)
Distributions reinvested	943	25,908
Repurchased shares, net of early repurchase deduction	(1,876)	(51,409)
Net increase	17,960	$493,983
Class D
Subscriptions(1)	18,734	$514,941
Share transfers between classes	156	4,253
Distributions reinvested	830	22,816
Repurchased shares, net of early repurchase deduction	(2,081)	(56,946)
Net increase	17,639	$485,064
Total net increase	168,628	$4,639,385
(1)	See “Recent Developments” as well as Note 13 to our consolidated financial statements for the year ended December 31, 2025 for subsequent events relating to subscription activities.

Net Asset Value Per Share and Offering Price

We determine NAV for each class of shares as of the last day of each calendar month. Share issuances related to monthly subscriptions are effective the first business day of each month. The NAV per share for each class of Common Shares is determined by dividing the value of total assets attributable to the class minus liabilities attributable to the share class by the total number of each share class of Common Shares outstanding at the date as of which the determination is made. The following table summarizes each month-end NAV per share for Class I shares, Class S shares and Class D shares during the year ended December 31, 2025.

	NAV Per Share
	Class I	Class S	Class D
January 31, 2025	$27.60	$27.60	$27.60
February 28, 2025	$27.47	$27.47	$27.47
March 31, 2025	$27.36	$27.36	$27.36
April 30, 2025	$27.27	$27.27	$27.27
May 31, 2025	$27.42	$27.42	$27.42
June 30, 2025	$27.51	$27.51	$27.51
July 31, 2025	$27.55	$27.55	$27.55
August 31, 2025	$27.50	$27.50	$27.50
September 30, 2025	$27.58	$27.58	$27.58
October 31, 2025	$27.55	$27.55	$27.55
November 30, 2025	$27.47	$27.47	$27.47
December 31, 2025	$27.48	$27.48	$27.48

Distributions

Our board of trustees expects to declare monthly regular distributions for each class of our Common Shares. The following tables present the monthly regular distributions that were declared and payable during the year ended December 31, 2025 (dollars in thousands except per share amounts).

			Class I
Declaration Date	Record Date	Payment Date	Net Distribution Per Share	Distribution Amount
November 8, 2024	January 31, 2025	February 21, 2025	$0.21430	$40,299
November 8, 2024	February 28, 2025	March 21, 2025	0.21430	43,931
November 8, 2024	March 31, 2025	April 23, 2025	0.21430	46,782
March 10, 2025	April 30, 2025	May 22, 2025	0.21430	50,430
March 10, 2025	May 30, 2025	June 25, 2025	0.21430	52,089
March 10, 2025	June 30, 2025	July 23, 2025	0.21430	52,061
May 14, 2025	July 31, 2025	August 22, 2025	0.21430	53,575
May 14, 2025	August 29, 2025	September 24, 2025	0.21430	60,034
May 14, 2025	September 30, 2025	October 23, 2025	0.21430	63,575
August 8, 2025	October 31, 2025	November 21, 2025	0.21430	66,353
August 8, 2025	November 28, 2025	December 24, 2025	0.21430	68,097
August 8, 2025	December 31, 2025	January 23, 2026	0.21430	65,318
			$2.57160	$662,544

			Class S
Declaration Date	Record Date	Payment Date	Net Distribution Per Share	Distribution Amount
November 8, 2024	January 31, 2025	February 21, 2025	$0.19437	$6,193
November 8, 2024	February 28, 2025	March 21, 2025	0.19630	6,546
November 8, 2024	March 31, 2025	April 23, 2025	0.19447	6,858
March 10, 2025	April 30, 2025	May 22, 2025	0.19519	7,233
March 10, 2025	May 30, 2025	June 25, 2025	0.19461	7,484
March 10, 2025	June 30, 2025	July 23, 2025	0.19514	7,736
May 14, 2025	July 31, 2025	August 22, 2025	0.19444	8,001
May 14, 2025	August 29, 2025	September 24, 2025	0.19441	8,333
May 14, 2025	September 30, 2025	October 23, 2025	0.19509	8,681
August 8, 2025	October 31, 2025	November 21, 2025	0.19439	8,971
August 8, 2025	November 28, 2025	December 24, 2025	0.19505	9,194
August 8, 2025	December 31, 2025	January 23, 2026	0.19447	9,229
			$2.33793	$94,459

			Class D
Declaration Date	Record Date	Payment Date	Net Distribution Per Share	Distribution Amount
November 8, 2024	January 31, 2025	February 21, 2025	$0.20844	$2,923
November 8, 2024	February 28, 2025	March 21, 2025	0.20901	3,408
November 8, 2024	March 31, 2025	April 23, 2025	0.20847	3,843
March 10, 2025	April 30, 2025	May 22, 2025	0.20868	4,270
March 10, 2025	May 30, 2025	June 25, 2025	0.20851	4,629
March 10, 2025	June 30, 2025	July 23, 2025	0.20867	4,935
May 14, 2025	July 31, 2025	August 22, 2025	0.20846	5,248
May 14, 2025	August 29, 2025	September 24, 2025	0.20845	5,567
May 14, 2025	September 30, 2025	October 23, 2025	0.20865	5,707
August 8, 2025	October 31, 2025	November 21, 2025	0.20844	5,889
August 8, 2025	November 28, 2025	December 24, 2025	0.20864	6,122
August 8, 2025	December 31, 2025	January 23, 2026	0.20847	6,131
			$2.50289	$58,672

The net distributions received by shareholders of Class S shares and Class D shares include the effect of the shareholder servicing and/or distribution fees applicable to such class of shares. Class I shares have no shareholder servicing and/or distribution fees.

See “Recent Developments” as well as Note 13 to our consolidated financial statements for the year ended December 31, 2025 for a subsequent event relating to regular distributions declared by our Board of Trustees.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan (“distribution reinvestment plan”), pursuant to which we will not reinvest cash distributions declared by our Board of Trustees on behalf of our shareholders unless such shareholders elect for their shares to be automatically reinvested. As a result, if our Board of Trustees authorizes, and we declare, a cash distribution, then our shareholders who have opted into our distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares, rather than receiving the cash distribution. Distributions on fractional shares will be credited to each participating shareholder’s account. The purchase price for shares issued under our distribution reinvestment plan will be equal to the most recent available NAV per share for such shares at the time the distribution is payable.

Share Repurchase Program

We have a share repurchase program, pursuant to which we intend to offer to repurchase, at the discretion of our Board of Trustees, up to 5% of our Common Shares outstanding in each quarter. Our Board of Trustees may amend, suspend or terminate the share repurchase program if it deems such action to be in our best interest and the best interest of our common shareholders. As a result, share repurchases may not be available each quarter, or at all. We conduct any such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended and the Investment Company Act, with the terms of such tender offer published in a tender offer statement to be sent to all our common shareholders and filed with the SEC on Schedule TO. All shares purchased by us in connection with the share repurchase program will be retired and thereafter will be authorized and unissued shares.

In accordance with our share repurchase program, shares repurchased in our tender offers completed during the year ended December 31, 2025 were repurchased using a purchase price equal to the NAV per share as of the last calendar day of the applicable month designated by our Board of Trustees, except that we deducted 2.00% from such NAV for shares that were not outstanding for at least one year. The plan adopted by us pursuant to Rule 18f-3 under the Investment Company Act so that we may issue multiple classes of Common Shares provides that the Early Repurchase Deduction holding period ends on the one-year anniversary of the subscription closing date and the Early Repurchase Deduction will not apply to shares acquired through our distribution reinvestment plan. The Early Repurchase Deduction may be waived in the case of repurchase requests: (i) arising from the death or qualified disability of the holder; (ii) submitted by discretionary model portfolio management programs (and similar arrangements); (iii) from feeder funds (or similar vehicles) primarily created to hold our Common Shares, which are offered to non-U.S. persons, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; and (iv) in the event that a shareholder’s Common Shares are repurchased because the shareholder has failed to maintain a minimum account balance. The Early Repurchase Deduction is retained by us for the benefit of remaining shareholders.

The following table presents the share repurchases completed during the year ended December 31, 2025 (dollar amounts in thousands except per share amounts):

						Maximum number of
	Total Number of	Percentage of		Purchase	Amount	shares that may yet be
	Shares	Outstanding Shares	Repurchase	Price Per	Repurchased (All	purchased under the
Repurchase Pricing Date	Repurchased	Repurchased(1)	Request Deadline	Share	Classes)(2)	repurchase program(3)
February 28, 2025	1,093,062	0.47%	March 20, 2025	$27.47	$29,969	—
May 31, 2025	5,280,810	1.80%	June 20, 2025	$27.42	$144,586	—
August 31, 2025	2,942,918	0.93%	September 19, 2025	$27.50	$80,915	—
November 30, 2025	21,657,274	5.65%	December 23, 2025	$27.47	$594,777	—
(1)	Percentage is based on total shares outstanding as of the close of business on the last calendar day of the month preceding the applicable repurchase pricing date.
(2)	Amounts shown net of the Early Repurchase Deduction.
(3)	All repurchase requests were satisfied in full.

Debt Capital Activities

Our debt obligations consisted of the following as of December 31, 2025 and 2024:

	As of December 31,
	2025					2024
	Total Aggregate					Total Aggregate
	Principal					Principal
	Amount		Principal			Amount		Principal
	Committed/		Amount	Carrying		Committed/		Amount	Carrying
(in thousands)	Outstanding(1)		Outstanding	Value		Outstanding(1)		Outstanding	Value
Revolving Credit Facility	$3,250,000	(2)	$2,523,737	$2,525,642		$1,810,000	(2)	$489,506	$489,453
SG Funding Facility	1,825,000	(3)	612,811	612,811		1,825,000	(3)	861,811	861,811
SB Funding Facility	750,000		400,000	400,000		750,000		75,000	75,000
BNP Funding Facility	1,000,000		900,000	900,000		500,000		250,000	250,000
January 2037 CLO Notes(4)	476,000		476,000	473,310	(5)	476,000		476,000	473,120	(5)
April 2038 CLO Debt(4)	350,000		350,000	348,196	(5)	—		—	—
January 2039 CLO Debt(4)	532,000		532,000	529,820	(5)	—		—	—
March 2028 Notes	1,000,000		1,000,000	1,004,008	(5)(6)	1,000,000		1,000,000	984,492	(5)(6)
September 2028 Notes	600,000		600,000	597,103	(5)(6)	—		—	—
January 2029 Notes	600,000		600,000	589,036	(5)(6)	—		—	—
August 2029 Notes	700,000		700,000	705,261	(5)(6)	700,000		700,000	687,445	(5)(6)
February 2030 Notes	750,000		750,000	731,239	(5)(6)	750,000		750,000	705,863	(5)(6)
September 2030 Notes	500,000		500,000	496,117	(5)(6)	—		—	—
January 2031 Notes	500,000		500,000	483,459	(5)(6)	—		—	—
March 2032 Notes	750,000		750,000	764,594	(5)(6)	—		—	—
Total	$13,583,000		$11,194,548	$11,160,596		$7,811,000		$4,602,317	$4,527,184
(1)	Represents the total aggregate amount committed or outstanding, as applicable, under such instrument. Borrowings under the Credit Facilities are subject to borrowing base and other restrictions.
(2)	Provides for an “accordion” feature that allows us, under certain circumstances, to increase the size of the Revolving Credit Facility to a maximum of approximately $4.6 billion and $2.6 billion as of December 31, 2025 and 2024, respectively.
(3)	Provides for an “accordion” feature that allows ASIF Funding I (as defined below), under certain circumstances, to increase the size of the SG Funding Facility to a maximum of $2.5 billion and $2.0 billion as of December 31, 2025 and 2024, respectively.

(4)	Excludes the January 2037 CLO Subordinated Notes, the April 2038 CLO Subordinated Notes and the January 2039 CLO Subordinated Notes (each as defined below), that were retained by us and, as such, eliminated in consolidation.
(5)	Represents the aggregate principal amount outstanding, less unamortized debt issuance costs and the unaccreted discount recorded upon issuance.
(6)	The carrying value of the March 2028 Notes, the September 2028 Notes, the January 2029 Notes, the August 2029 Notes, the February 2030 Notes, the September 2030 Notes, the January 2031 Notes and the March 2032 Notes (each as defined below) as of December 31, 2025 includes adjustments as a result of effective hedge accounting relationships. The carrying value of the March 2028 Notes, the August 2029 Notes and the February 2030 Notes as of December 31, 2024 includes adjustments as a result of effective hedge accounting relationships. See Note 6 to our consolidated financial statements for the year ended December 31, 2025 for more information on the interest rate swaps related to these unsecured notes issuances.

The weighted average stated interest rate and weighted average maturity, both on aggregate principal amount outstanding, of all our outstanding debt as of December 31, 2025 were 5.5% and 5.0 years, respectively, and as of December 31, 2024 were 6.3% and 5.0 years, respectively. The weighted average stated interest rate of all our outstanding debt as of December 31, 2025 and 2024 includes the impact of interest rate swaps. See Note 6 to our consolidated financial statements for the year ended December 31, 2025 for more information on the interest rate swaps.

Revolving Credit Facility

We are party to a senior secured revolving credit facility agreement with JPMorgan Chase Bank, N.A and each of the other parties thereto (the “Revolving Credit Facility”), that as of December 31, 2025 allowed us to borrow up to approximately $3.3 billion at any one time outstanding. As of December 31, 2025, the end of the revolving period and the stated maturity date were April 15, 2029 and April 15, 2030, respectively. As of December 31, 2025, the Revolving Credit Facility also provided for an “accordion” feature that allowed us, under certain circumstances, to increase the overall size of the Revolving Credit Facility to a maximum of approximately $4.6 billion. The interest rate charged on the Revolving Credit Facility is based on Secured Overnight Financing Rate (“SOFR”) plus a credit spread adjustment of 0.10% (or an alternate rate of interest for certain loans, commitments and/or other extensions of credit denominated in certain approved foreign currencies plus a spread adjustment, if applicable) plus an applicable spread of either 1.525%, 1.650% or 1.775% or an “alternate base rate” (as defined in the documents governing the Revolving Credit Facility) plus an applicable spread of either 0.525%, 0.650% or 0.775%, in each case, determined monthly based on the total amount of the borrowing base relative to the sum of (i) the greater of (a) the aggregate amount of revolving credit exposure under the Revolving Credit Facility and (b) 85% of the total commitments of the Revolving Credit Facility (or, if higher, the total revolving credit exposure) plus (ii) other debt, if any, secured by the same collateral as the Revolving Credit Facility. As of December 31, 2025, the applicable spread in effect was 1.525%. Additionally, we are required to pay a commitment fee of 0.325% per annum on any unused portion of the Revolving Credit Facility. As of December 31, 2025, there was approximately $2.5 billion aggregate principal amount outstanding under the Revolving Credit Facility and we were in compliance in all material respects with the terms of the Revolving Credit Facility.

SG Funding Facility

We and our wholly owned consolidated subsidiary, ASIF Funding I, LLC (“ASIF Funding I”), are party to a revolving funding facility with Société Générale and each of the other parties thereto (the “SG Funding Facility”), that allows us to borrow up to approximately $1.8 billion at any one time outstanding. The SG Funding Facility consists of an approximately $556 million term loan tranche with a stated maturity date of August 1, 2030 and an approximately $1.3 billion revolving tranche with an end of the reinvestment period and a stated maturity date of August 1, 2028 and August 1, 2030, respectively. The SG Funding Facility also provides for an “accordion” feature that allows ASIF Funding I, under certain circumstances, to increase the overall size of the SG Funding Facility to a maximum of $2.5 billion. The interest rate charged on the SG Funding Facility is based on SOFR plus an applicable margin of 1.80% per annum. In addition to the stated interest expense on the SG Funding Facility, ASIF Funding I is required to pay, among other fees, a daily commitment fee on any monthly distribution date, termination date or on the date of any payment or prepayment of a loan outstanding under the SG Funding Facility. As of December 31, 2025, there was approximately $613 million aggregate principal amount outstanding under the SG Funding Facility and we and ASIF Funding I were in compliance in all material respects with the terms of the SG Funding Facility. See “Recent Developments,” as well as Note 13 to our consolidated financial statements for the year ended December 31, 2025 for a subsequent event relating to the SG Funding Facility.

SB Funding Facility

We and our wholly owned consolidated subsidiary, ASIF Funding II, LLC (“ASIF Funding II”), are party to a revolving funding facility with the Bank of Nova Scotia and each of the other parties thereto (the “SB Funding Facility”), that allows us to borrow up to $750 million at any one time outstanding. As of December 31, 2025, the end of the reinvestment period and the stated maturity date were October 8, 2027 and April 8, 2034, respectively. The interest rate charged on the SB Funding Facility is based on SOFR plus an applicable margin of (i) 1.90% during the reinvestment period and (ii) 2.20% following the reinvestment period. As of December 31, 2025, the applicable spread in effect was 1.90%. In addition to the stated interest expense on the SB Funding Facility, ASIF Funding II is required to pay, among other fees, a commitment fee of between 0.50% and 1.00% per annum depending on the aggregate amount of unused commitments under the SB Funding Facility. As of December 31, 2025, there was $400 million aggregate principal amount outstanding under the SB Funding Facility and we and ASIF Funding II were in compliance in all material respects with the terms of the SB Funding Facility. See “Recent Developments,” as well as Note 13 to our consolidated financial statements for the year ended December 31, 2025 for a subsequent event related to the SB Funding Facility.

BNP Funding Facility

We and our wholly owned consolidated subsidiary, ASIF Funding III, LLC (“ASIF Funding III”), are party to a revolving funding facility with BNP Paribus and each of the other parties thereto (the “BNP Funding Facility”), that allows us to borrow up to $1.0 billion at any one time outstanding. The end of the reinvestment period and the stated maturity date are October 21, 2028 and October 21, 2029, respectively. The interest rate charged on the BNP Funding Facility is based on SOFR plus an applicable margin of (i) 1.30% during the reinvestment period and (ii) 2.30% following the reinvestment period. As of December 31, 2025, the applicable spread in effect was 1.30%. In addition to the stated interest expense on the BNP Funding Facility, ASIF Funding III is required to pay, among other fees, a commitment fee dependent on the aggregate amount of unused commitments under the BNP Funding Facility. As of December 31, 2025, there was $900 million aggregate principal amount outstanding under the BNP Funding Facility and we and ASIF Funding III were in compliance in all material respects with the terms of the BNP Funding Facility.

Debt Securitizations

Certain of our wholly owned, consolidated subsidiaries (the “CLO Subsidiaries”) have completed on-balance sheet financings through term debt securitizations (also known as collateralized loan obligations), which are consolidated by the Company for financial reporting purposes and count as debt for the purposes of determining our asset coverage. These include (i) a $694 million term debt securitization (the “ADL CLO 3 Debt Securitization”), (ii) a $499 million term debt securitization (the “ADL CLO 5 Debt Securitization”) and (iii) a $696 million term debt securitization (the “ADL CLO 8 Debt Securitization”). We refer to the ADL CLO 3 Debt Securitization, ADL CLO 5 Debt Securitization and ADL CLO 8 Debt Securitization as the “Debt Securitizations.” Our investment adviser serves as asset manager to the CLO Subsidiaries under asset management agreements with each and has agreed to waive any management fees from the CLO Subsidiaries for such services.

ADL CLO 3 Debt Securitization

The following table presents information on the ADL CLO 3 Debt Securitization as of December 31, 2025 (dollar amounts in millions):

		Principal
Class	Type	Outstanding	Maturity Date	Interest Rate
January 2037 Class A-1 CLO Notes	Senior Secured Floating Rate	$399	January 20, 2037	SOFR+1.58%
January 2037 Class A-2 CLO Notes	Senior Secured Floating Rate	35	January 20, 2037	SOFR+1.75%
January 2037 Class B CLO Notes	Senior Secured Floating Rate	42	January 20, 2037	SOFR+1.85%
Total January 2037 CLO Secured Notes		476
January 2037 CLO Subordinated Notes	Subordinated	218	January 20, 2037	None
Total January 2037 CLO Notes		$694
(1)	The January 2037 Class A-1 CLO Notes, January 2037 Class A-2 CLO Notes and January 2037 Class B CLO Notes are referred to collectively as the January 2037 CLO Secured Notes and are the secured obligations of ADL CLO 3 and are backed by a diversified portfolio of first lien senior secured loans contributed by us.

(2)	The Company retained all of the January 2037 CLO Subordinated Notes, as such, the January 2037 CLO Subordinated Notes are eliminated in consolidation.

ADL CLO 5 Debt Securitization

The following table presents information on the ADL CLO 5 Debt Securitization as of December 31, 2025 (dollar amounts in millions):

		Principal
Class	Type	Outstanding	Maturity Date	Interest Rate
April 2038 Class A-1 CLO Notes	Senior Secured Floating Rate	$210	April 20, 2038	SOFR+1.38%
April 2038 Class A-1A CLO Loans	Senior Secured Floating Rate	75	April 20, 2038	SOFR+1.38%
April 2038 Class A-2 CLO Notes	Senior Secured Floating Rate	15	April 20, 2038	SOFR+1.60%
April 2038 Class B CLO Notes	Senior Secured Floating Rate	50	April 20, 2038	SOFR+1.70%
Total April 2038 CLO Secured Debt		350
April 2038 CLO Subordinated Notes	Subordinated	149	April 20, 2038	None
Total April 2038 CLO Debt		$499
(1)	The April 2038 Class A-1 CLO Notes, April 2038 Class A-1A CLO Loans, April 2038 Class A-2 CLO Notes and April 2038 Class B CLO Notes are referred to collectively as the April 2038 CLO Secured Debt and are the secured obligations of ADL CLO 5 and are backed by a diversified portfolio of first lien senior secured loans contributed by us.
(2)	The Company retained all of the April 2038 CLO Subordinated Notes, as such, the April 2038 CLO Subordinated Notes are eliminated in consolidation.

ADL CLO 8 Debt Securitization

The following table presents information on the ADL CLO 8 Debt Securitization as of December 31, 2025 (dollar amounts in millions):

		Principal
Class	Type	Outstanding	Maturity Date	Interest Rate
January 2039 Class A-1 CLO Notes	Senior Secured Floating Rate	$356	January 20, 2039	SOFR+1.40%
January 2039 Class A-1A CLO Loans	Senior Secured Floating Rate	50	January 20, 2039	SOFR+1.40%
January 2039 Class A-2 CLO Notes	Senior Secured Floating Rate	28	January 20, 2039	SOFR+1.60%
January 2039 Class B CLO Notes	Senior Secured Floating Rate	42	January 20, 2039	SOFR+1.75%
January 2039 Class C CLO Notes	Senior Secured Floating Rate	56	January 20, 2039	SOFR+2.00%
Total January 2039 CLO Secured Debt		532
January 2039 CLO Subordinated Notes	Subordinated	164	January 20, 2039	None
Total January 2039 CLO Debt		$696
(1)	The January 2039 Class A-1 CLO Notes, January 2039 Class A-1A CLO Loans, January 2039 Class A-2 CLO Notes, January 2039 Class B CLO Notes and January 2039 Class C CLO Notes are referred to collectively as the January 2039 CLO Secured Debt and are the secured obligations of ADL CLO 8 and are backed by a diversified portfolio of first lien senior secured loans contributed by us.
(2)	The Company retained all of the January 2039 CLO Subordinated Notes, as such, the January 2039 CLO Subordinated Notes are eliminated in consolidation.

Unsecured Notes

We issued certain unsecured notes (we refer to each series of unsecured notes using the defined term set forth under the “Unsecured Notes” column of the table below and collectively refer to all such series as the “Unsecured Notes”), that pay interest semi-annually and all principal amounts are due upon maturity. Each of the Unsecured Notes may be redeemed in whole or in part at any time at our option at a redemption price equal to par plus a “make whole” premium, if applicable, as determined pursuant to the indentures governing each of the Unsecured Notes, plus any accrued and unpaid interest. Certain key terms related to the features for the Unsecured Notes as of December 31, 2025 are listed below.

	Aggregate Principal	Effective Stated	Original Issuance
(dollar amounts in millions) Unsecured Notes	Amount Issued	Interest Rate(1)	Date	Maturity Date
March 2028 Notes(1)	$1,000	5.399%	November 21, 2024	March 15, 2028
September 2028 Notes(1)	$600	5.524%	June 9, 2025	September 9, 2028
January 2029 Notes(1)	$600	5.372%	September 15, 2025	January 15, 2029
August 2029 Notes(1)	$700	5.958%	June 5, 2024	August 15, 2029
February 2030 Notes(1)	$750	6.052%	October 2, 2024	February 15, 2030
September 2030 Notes(1)	$500	5.826%	June 9, 2025	September 9, 2030
January 2031 Notes	$500	5.150%	September 15, 2025	January 15, 2031
March 2032 Notes(1)	$750	5.563%	January 21, 2025	March 21, 2032
(1)	The effective stated interest rates include the impact of interest rate swaps.

In connection with the issuances of the Unsecured Notes, we entered into registration rights agreements (each, a “Registration Rights Agreement”) for the benefit of the initial purchasers of the Unsecured Notes. Pursuant to these Registration Rights Agreements, we are obligated to file one or more registration statements with the SEC with respect to an offer to exchange each series of Unsecured Notes for a new issue of debt securities registered under the Securities Act with terms substantially identical to such series of Unsecured Notes (except for provisions relating to transfer restrictions and payment of additional interest) and to use our commercially reasonable efforts to consummate such exchange offer on the earliest practicable date after the registration statement has become or been declared effective but in no event later than 365 days after the initial issuance of such series of Unsecured Notes. If we fail to satisfy our registration obligations under each Registration Rights Agreement, we will be required to pay additional interest to the holders of the applicable Unsecured Notes.

Pursuant to the terms of the Registration Rights Agreements for the March 2028 Notes, the August 2029 Notes, the February 2030 Notes and the March 2032 Notes, we filed a registration statement with the SEC and, on April 24, 2025, commenced an offer to exchange the unregistered notes of each such series of Unsecured Notes that were initially issued on November 21, 2024, June 5, 2024, October 2, 2024 and January 21, 2025 for newly issued registered notes with substantially identical terms (the “2025 Exchange Offer”). The 2025 Exchange Offer expired on May 23, 2025 and the related exchange was completed promptly thereafter.

In connection with the Unsecured Notes issued by us, we have entered into interest rate swaps to more closely align the interest rates of such liabilities with our investment portfolio, which consists primarily of floating rate loans. We designated these interest rate swaps and the associated unsecured notes as qualifying fair value hedge accounting relationships. Certain information related to our interest rate swaps as of December 31, 2025 is presented below.

(dollar amounts in millions)					Notional
Description	Hedged Item	Fund Receives	Fund Pays	Maturity Date	Amount
Interest rate swap	March 2028 Notes	5.700%	SOFR +1.6490%	March 15, 2028	$1,000
Interest rate swap	September 2028 Notes	5.450%	SOFR +1.7465%	September 9, 2028	$600
Interest rate swap	January 2029 Notes	4.850%	SOFR +1.6220%	January 15, 2029	$600
Interest rate swap	August 2029 Notes	6.350%	SOFR +2.2080%	August 15, 2029	$700
Interest rate swap	February 2030 Notes	5.600%	SOFR +2.3020%	February 15, 2030	$750
Interest rate swap	September 2030 Notes	5.800%	SOFR +2.0490%	September 9, 2030	$500
Interest rate swap(1)	January 2031 Notes	5.150%	SOFR +1.9460%	January 15, 2031	$500
Interest rate swap	March 2032 Notes	6.200%	SOFR +1.8290%	March 21, 2032	$750
(1)	In connection with the issuance of the January 2031 Notes, we entered into a forward-starting interest rate swap, effective July 15, 2026.

See Note 6 to our consolidated financial statements for the year ended December 31, 2025 for more information on our interest rate swaps.

See “Recent Developments,” as well as Note 13 to our consolidated financial statements for the year ended December 31, 2025 for a subsequent event relating to an additional issuance of unsecured notes.

As of December 31, 2025, we were in compliance in all material respects with the indenture and supplemental indentures governing the Unsecured Notes.

The Unsecured Notes are our senior unsecured obligations and rank senior in right of payment to any future indebtedness that is expressly subordinated in right of payment to the Unsecured Notes; equal in right of payment to our existing and future unsecured indebtedness that is not expressly subordinated; effectively junior in right of payment to any of our secured indebtedness (including existing unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities.

LEGAL PROCEEDINGS

From time to time, we, our executive officers, trustees and our investment adviser, its affiliates and/or any of their respective principals and employees are subject to legal proceedings, including those arising from our investments in our portfolio companies, and we may as a result, incur significant costs and expenses in connection with such legal proceedings.

We and our investment adviser are also subject to extensive regulation, which, from time to time, results in requests for information from us or our investment adviser or legal or regulatory proceedings or investigations against us or our investment adviser. We incur significant costs and expenses in connection with any such proceedings, information requests and investigations.

RECENT DEVELOPMENTS

Effective January 1, 2026, we issued and sold 7,416,490 Common Shares (consisting of 5,844,809 Class I shares, 816,295 Class S shares and 755,386 Class D shares at an offering price of $27.48 per share for each class of shares), and we received approximately $204 million as payment for such shares.

In January 2026, we issued $700 million in aggregate principal amount of unsecured notes, which bear interest at a rate of 5.550% per annum and mature on April 15, 2031 (the “April 2031 Notes”). The April 2031 Notes pay interest semi-annually and all principal is due upon maturity. The April 2031 Notes may be redeemed in whole or in part at any time at our option at a redemption price equal to par plus a “make whole” premium, if applicable, as determined pursuant to the indenture governing the April 2031 Notes, and any accrued and unpaid interest. The April 2031 Notes were issued at a discount to the principal amount. In connection with the April 2031 Notes, we entered into an interest rate swap for a total notional amount of $700 million that matures on April 15, 2031. Under the interest rate swap, we will receive a fixed interest rate of 5.550% and pay a floating interest rate based on one-month SOFR plus 1.875%.

In January 2026, we and ASIF Funding II entered into an agreement to amend the SB Funding Facility. The amendment, among other things, (a) increased the total commitments under the SB Funding Facility from $750 million to $1.5 billion, of which $375 million will become available after the nine month period following January 29, 2026, (b) extended the reinvestment period from October 8, 2027 to July 29, 2028, (c) extended the stated maturity date from April 8, 2034 to January 29, 2035, (d) adjusted the interest rate charged on the SB Funding Facility from SOFR plus an applicable margin of (i) 1.90% during the reinvestment period and (ii) 2.20% following the reinvestment period to SOFR plus an applicable margin of (i) 1.80% during the reinvestment period and (ii) 2.00% following the reinvestment period and (e) adjusted the commitment fee to provide that no such fee will be charged for the first three months after January 29, 2026 with respect to the amount of the increase in total commitments under the SB Funding Facility on January 29, 2026. Otherwise, from January 29, 2026, the amendment provides that the commitment fee is adjusted from (x) 0.50% or 1.00% per annum to (y) 0.50%, 0.75% or 1.00% per annum, in each case depending on the aggregate amount of unused commitments under the SB Funding Facility. The other terms of the SB Funding Facility remained materially unchanged.

Effective February 2, 2026, we issued and sold 8,219,795 Common Shares (consisting of 6,526,769 Class I shares, 636,012 Class S shares and 1,057,014 Class D shares at an offering price of $27.26 per share for each class of shares), and we received approximately $224 million as payment for such shares.

In February 2026, we and ASIF Funding I entered into an agreement to amend the SG Funding Facility. The amendment, among other things, increased the total commitments under the SG Funding Facility by $500 million from $1.825 billion to $2.325 billion. Pursuant to the terms of the amendment, the interest rate charged on the SG Funding Facility (i) with respect to the incremental $500 million commitment of revolving loans and term loans, is at an applicable margin of 1.75% per annum, and (ii) with respect to the existing $1.825 billion commitment, remains at an applicable margin of 1.80% per annum, plus, in each case, an applicable benchmark (Term SOFR, Daily Compounded CORRA, Daily Simple CORRA, or EURIBOR (each as defined in the documents governing the SG Funding Facility)). The other terms of the SG Funding Facility remained materially unchanged.

Effective March 2, 2026, we issued and sold 10,424,845 Common Shares (consisting of 8,950,131 Class I shares, 793,936 Class S shares and 680,778 Class D shares at an offering price of $26.86 per share for each class of shares), and we received approximately $280 million as payment for such shares.

As previously disclosed, on March 27, 2026, we completed our tender offer to repurchase up to 5% of our Common Shares outstanding as of January 31, 2026. Approximately 45.3 million Common Shares were validly tendered and not withdrawn prior to the expiration of the Tender Offer and we accepted for purchase approximately 19.5 million Common Shares on a pro rata basis based on the number of tendered Common Shares, representing 5% of our Common Shares outstanding as of January 31, 2026 and 43.1% of the Common Shares that were validly tendered and not withdrawn prior to the expiration of the Tender Offer. In accordance with the terms of the Tender Offer, we paid a total of approximately $524 million for the repurchased Common Shares, representing the net asset value of the total amount of such Common Shares, less the early repurchase deduction, as applicable.

Effective April 1, 2026, we issued and sold 3,297,765 Common Shares (consisting of 2,715,463 Class I shares, 301,351 Class S shares and 280,951 Class D shares at an offering price of $26.85 per share for each class of shares), and we received approximately $89 million as payment for such shares.

As previously disclosed, we have announced regular monthly gross distributions for April, May and June 2026, in each case for each class of our Common Shares. The following table presents the regular monthly gross distributions per share that were declared and payable:

		Gross Distribution Per Share
Record Date	Payment Date(1)	Class I	Class S	Class D
April 30, 2026	May 21, 2026	$0.21430	$0.21430	$0.21430
May 29, 2026	June 24, 2026	$0.21430	$0.21430	$0.21430
June 30, 2026	July 23, 2026	$0.21430	$0.21430	$0.21430

(1)	The distributions for each class of our Common Shares will be paid on or about the payment dates above.

These distributions will be paid in cash or reinvested in our Common Shares for shareholders participating in our distribution reinvestment plan. The net distributions received by shareholders of each of the Class S shares and Class D shares will be equal to the gross distribution in the table above, less specific shareholder servicing and/or distribution fees applicable to such class of our Common Shares as of their respective record dates. Class I shares have no shareholder servicing and/or distribution fees.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates, including those relating to the valuation of our investment portfolio, are described below. The critical accounting estimates should be read in conjunction with our risk factors elsewhere in this prospectus. See Note 2 to our consolidated financial statements for the year ended December 31, 2025 for more information on our critical accounting policies.

Investments

Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. Unrealized gains or losses primarily reflect the change in investment values, including the reversal of previously recorded unrealized gains or losses when gains or losses are realized.

Pursuant to Rule 2a-5 under the Investment Company Act, our Board of Trustees has designated our investment adviser as our “valuation designee” (the “Valuation Designee”) to perform the fair value determinations for investments held by us without readily available market quotations, subject to the oversight of our Board of Trustees. All investments are recorded at their fair value.

Investments for which market quotations are readily available are typically valued at such market quotations. In order to validate market quotations, the Valuation Designee looks at a number of factors to determine if the quotations are representative of fair value, including the source and nature of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available are valued monthly at fair value as determined in good faith by the Valuation Designee, subject to the oversight of our Board of Trustees, based on, among other things, the input of our independent third-party valuation providers (“IVPs”) that have been engaged to support the valuation of such portfolio investments at least monthly, beginning as of the third quarter after origination (with certain de minimis exceptions) and under a valuation policy and a consistently applied valuation process. In addition, our independent registered public accounting firm obtains an understanding of, and performs select procedures relating to, our valuation process within the context of performing our financial statement audit.

Investments in our portfolio that do not have a readily available market are valued at fair value as determined in good faith by the Valuation Designee, as described herein. As part of the valuation process for investments that do not have readily available market prices, the Valuation Designee may take into account the following types of factors, if relevant, in determining the fair value of our investments: the enterprise value of a portfolio company (the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time), the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to any similar publicly traded securities, changes in the interest rate environment and the credit markets, which may affect the price at which similar investments would trade in their principal markets and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent sale occurs, the Valuation Designee considers the pricing indicated by the external event to corroborate the valuation.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize significantly less than the value at which we have recorded it.

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned.

The Valuation Designee, subject to the oversight of our Board of Trustees, undertakes a multi-step valuation process each quarter, as described below:

●	Our quarterly valuation process begins with a preliminary valuation being prepared by the investment professionals responsible for the portfolio investment in conjunction with our portfolio management and valuation team.
●	Preliminary valuations are reviewed and discussed by the valuation committee of the Valuation Designee.
●	When a portfolio investment is reviewed by an IVP:
●	Relevant information related to the portfolio investment is made available by the Valuation Designee to the IVP, who does not independently verify such information.
●	The IVP reviews and analyzes the information provided by the Valuation Designee, along with relevant market and economic data, and independently determines a range of values for the portfolio investment.
●	The IVP provides its analysis to the Valuation Designee to support the IVP’s valuation methodology and calculations.
●	The valuation committee of the Valuation Designee determines the fair value of each investment in our portfolio without a readily available market quotation in good faith based on, among other things, the input of the IVPs, where applicable.
●	When a portfolio investment is reviewed by an IVP, a positive assurance opinion or independent valuation report is issued by the IVP that confirms the fair value determined by the Valuation Designee for the portfolio investment is within the range of values independently calculated by such IVP.

When the Valuation Designee determines our NAV as of the last day of a month that is not also the last day of a calendar quarter, the Valuation Designee updates the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, the Valuation Designee will generally value such assets at the most recent quarterly valuation unless the Valuation Designee determines that a significant observable change has occurred since the most recent quarter end with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If the Valuation Designee determines such a change has occurred with respect to one or more investments, the Valuation Designee will determine whether to update the value for each relevant investment.

Fair Value of Financial Instruments

We follow ASC 825-10, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASC 825-10”), which provides companies the option to report selected financial assets and liabilities at fair value. ASC 825-10 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of the company’s choice to use fair value on its earnings. ASC 825-10 also requires companies to display the fair value of the selected assets and liabilities on the face of the balance sheet. We have not elected the ASC 825-10 option to report selected financial assets and liabilities at fair value. With the exception of the line items entitled “other assets” and “debt,” which are reported at amortized cost, the carrying value of all other assets and liabilities approximate fair value.

We also follow ASC 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), which expands the application of fair value accounting. ASC 820-10 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosure of fair value measurements. ASC 820-10 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. ASC 820-10 requires us to assume that the portfolio investment is sold in its principal market to market participants or, in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820-10, we have considered its principal market as the market in which we exit our portfolio investments with the greatest volume and level of activity. ASC 820-10 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. In accordance with ASC 820-10, these inputs are summarized in the three broad levels listed below:

●	Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access.
●	Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
●	Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In addition to using the above inputs in investment valuations, the Valuation Designee continues to employ its net asset valuation policy and procedures that have been reviewed by our Board of Trustees in connection with their designation of our investment adviser as our valuation designee and are consistent with the provisions of Rule 2a-5 under the Investment Company Act and ASC 820-10. Consistent with its valuation policy and procedures, the Valuation Designee evaluates the source of inputs, including any markets in which our investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. Because there may not be a readily available market value for some of the investments in our portfolio, the fair value of a portion of our investments may be determined using unobservable inputs.

Our portfolio investments classified as Level 3 are typically valued using two different valuation techniques. The first valuation technique is an analysis of the enterprise value (“EV”) of the portfolio company. EV means the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. The primary method for determining EV uses a multiple analysis whereby appropriate multiples are applied to the portfolio company’s EBITDA (generally defined as net income before net interest expense, income tax expense, depreciation and amortization). EBITDA multiples are typically determined based upon review of market comparable transactions and publicly traded comparable companies, if any. The Valuation Designee may also employ other valuation multiples to determine EV, such as revenues or, in the case of certain portfolio companies in the power generation industry, kilowatt capacity. The second method for determining EV uses a discounted cash flow analysis whereby future expected cash flows of the portfolio company are discounted to determine a present value using estimated discount rates (typically a weighted average cost of capital based on costs of debt and equity consistent with current market conditions). The EV analysis is performed to determine the value of equity investments, the value of debt investments in portfolio companies where we have control or could gain control through an option or warrant security, and to determine if there is credit impairment for debt investments. If debt investments are credit impaired, an EV analysis may be used to value such debt investments; however, in addition to the methods outlined above, other methods such as a liquidation or wind-down analysis may be utilized to estimate EV. The second valuation technique is a yield analysis, which is typically performed for non-credit impaired debt investments in portfolio companies where we do not own a controlling equity position. To determine fair value using a yield analysis, a current price is imputed for the investment based upon an assessment of the expected market yield for a similarly structured investment with a similar level of risk. In the yield analysis, the Valuation Designee considers the current contractual interest rate, the maturity and other terms of the investment relative to the risk of the company and the specific investment. A key determinant of risk, among other things, is the leverage through the investment relative to the EV of the portfolio company. As debt investments held by us are substantially illiquid with no active transaction market, the Valuation Designee depends on primary market data, including newly funded transactions, as well as secondary market data with respect to high yield debt instruments and syndicated loans, as inputs in determining the appropriate market yield, as applicable.

See Notes 2 and 8 to our consolidated financial statements for the year ended December 31, 2025 for more information on our valuation process.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to financial market risks, including changes in interest rates and the valuations of our investment portfolio. Uncertainty with respect to the imposition of tariffs on and trade disputes with certain countries, the fluctuations in global interest rates, the ongoing war between Russia and Ukraine, continued conflicts and political unrest in the Middle East and South America and concerns over future increases in inflation or adverse investor sentiment generally, introduced significant volatility in the financial markets, and the effects of this volatility has materially impacted and could continue to materially impact our market risks, including those listed below. For more information concerning these risks and their potential impact on our business and our operating results, see “Risk Factors — General Risk Factors — Difficult market and political conditions may adversely affect our businesses in many ways, including by reducing the value or hampering the performance of our investments or reducing our ability to raise or deploy capital, each of which could have a significant adverse effect on our business, financial condition and results of operations”, “Risk Factors — Risks Relating to Our Investments — Economic recessions or downturns could impair our portfolio companies and harm our operating results” and “Risk Factors — Risks Relating to Our Business and Structure — Inflation has impacted and may in the future adversely affect our business, results of operations and the financial condition of our portfolio companies.”

Investment Valuation Risk

Investments in our portfolio that do not have a readily available market value are valued at fair value as determined in good faith by the Valuation Designee, subject to the oversight of our Board of Trustees, based on, among other things, the input of the IVPs that have been engaged to support the valuation of portfolio investments without a readily available market quotation at least monthly, beginning as of the third quarter after origination (with certain de minimis exceptions). Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize significantly less than the value at which we have recorded it. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates” as well as Notes 2 and 8 to our consolidated financial statements for the year ended December 31, 2025 for more information relating to our investment valuation.

Interest Rate Risk

Interest rate sensitivity refers to the change in our earnings that may result from changes in the level of interest rates. Because we fund a portion of our investments with borrowings, our net investment income is affected by the difference between the rate at which we invest and the rate at which we borrow. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. See “Risk Factors — Risks Relating to Our Business and Structure — We are exposed to risks associated with changes in interest rates, including the current interest rate environment.”

In a prolonged low interest rate environment, the difference between the total interest income earned on interest earning assets and the total interest expense incurred on interest bearing liabilities may be compressed, reducing our net income and potentially adversely affecting our operating results. Conversely, in a rising interest rate environment, such difference could potentially increase thereby increasing our net income as indicated per the table below.

As of December 31, 2025, 89% of the investments at fair value in our portfolio bore interest and dividends at variable rates (including our investment in the ADLP Certificates which accounted for 2% of our total investments at fair value), 8% bore interest at fixed rates and 3% were non-income producing. Additionally, excluding our investment in the ADLP Certificates, 69% of the variable rate investments at fair value contained interest rate floors. The Credit Facilities, the January 2037 CLO Notes, the April 2038 CLO Debt and the January 2039 CLO Debt bear interest at variable rates with no interest rate floors. The Unsecured Notes have been swapped from a fixed rate to a floating rate through interest rate swaps. The January 2031 Notes have been swapped from a fixed rate to a floating rate through a forward-starting interest rate swap, effective July 15, 2026. See Note 5 to our consolidated financial statements for the year ended December 31, 2025 for more information on our debt obligations. See Note 6 to our consolidated financial statements for the year ended December 31, 2025 for more information on the interest rate swaps.

We regularly measure our exposure to interest rate risk. We assess interest rate risk and manage our interest rate exposure on an ongoing basis by comparing our interest rate sensitive assets to our interest rate sensitive liabilities. Based on that review, we determine whether or not any hedging transactions are necessary to mitigate exposure to changes in interest rates.

Based on our December 31, 2025 consolidated statement of assets and liabilities, the following table shows the annualized impact on net income of base rate changes in interest rates (considering interest rate floors for variable rate instruments) assuming no changes in our investment and borrowing structure:

(in millions)	Interest	Interest	Net
Basis Point Change	Income	Expense(1)	Income(2)
Up 300 basis points	$553	$321	$232
Up 200 basis points	$382	$214	$168
Up 100 basis points	$193	$107	$86
Down 100 basis points	$(193)	$(107)	$(86)
Down 200 basis points	$(382)	$(214)	$(168)
Down 300 basis points	$(553)	$(321)	$(232)
(1)	Includes the impact to interest expense related to the interest rate swaps with respect to the Unsecured Notes outstanding as of December 31, 2025. See “Recent Developments.”
(2)	Excludes the impact of any income based fee. See Note 3 to our consolidated financial statements for the year ended December 31, 2025 for more information on the income based fee.

SENIOR SECURITIES

(dollar amounts in thousands, except per unit data)

Information about our senior securities (including preferred stock, debt securities and other indebtedness) is shown in the following table as of December 31, 2025, 2024, 2023 and 2022. The report of our independent registered public accounting firm, KPMG LLP, dated March 9, 2026, relating to the consolidated financial statements as of December 31, 2025, is included in this prospectus. The “—” indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.

	Total
	Amount
	Outstanding		Involuntary
	Exclusive of	Asset	Liquidating	Average Market
	Treasury	Coverage	Preference	Value
Class and Year	Securities(1)	Per Unit(2)	Per Unit(3)	Per Unit(4)
Revolving Credit Facility
Fiscal 2025	$2,523,737	$1,913	—	N/A
Fiscal 2024	489,506	2,266	—	N/A
Fiscal 2023	460,349	3,480	—	N/A
Fiscal 2022	—	—	—	N/A
SG Funding Facility
Fiscal 2025	$612,811	$1,913	—	N/A
Fiscal 2024	861,811	2,266	—	N/A
Fiscal 2023	250,000	3,480	—	N/A
SB Funding Facility
Fiscal 2025	$400,000	$1,913	—	N/A
Fiscal 2024	75,000	2,266	—	N/A
BNP Funding Facility
Fiscal 2025	$900,000	$1,913	—	N/A
Fiscal 2024	250,000	2,266	—	N/A
January 2037 CLO Notes(5)
Fiscal 2025	$476,000	$1,913	—	N/A
Fiscal 2024	476,000	2,266	—	N/A
April 2038 CLO Debt(5)
Fiscal 2025	$350,000	$1,913	—	N/A
January 2039 CLO Debt(5)
Fiscal 2025	$532,000	$1,913	—	N/A
March 2028 Notes
Fiscal 2025	$1,000,000	$1,913	—	N/A
Fiscal 2024	1,000,000	2,266	—	N/A
September 2028 Notes
Fiscal 2025	$600,000	$1,913	—	N/A
January 2029 Notes
Fiscal 2025	$600,000	$1,913	—	N/A
August 2029 Notes
Fiscal 2025	$700,000	$1,913	—	N/A
Fiscal 2024	700,000	2,266	—	N/A
February 2030 Notes
Fiscal 2025	$750,000	$1,913	—	N/A
Fiscal 2024	750,000	2,266	—	N/A
September 2030 Notes
Fiscal 2025	$500,000	$1,913	—	N/A
January 2031 Notes
Fiscal 2025	$500,000	$1,913	—	N/A
March 2032 Notes
Fiscal 2025	$750,000	$1,913	—	N/A
Secured Borrowing
Fiscal 2025	$271,697	$1,913	—	N/A
(1)	Total amount of each class of senior securities outstanding at principal value at the end of the period presented.

(2)	The asset coverage ratio for a class of senior securities representing indebtedness is calculated as the Fund’s consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the “Asset Coverage Per Unit”.
(3)	The amount to which such class of senior security would be entitled upon the Fund’s involuntary liquidation in preference to any security junior to it. The “—” indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.
(4)	Not applicable because the securities are not registered for public trading on a stock exchange.
(5)	Excludes the January 2037 CLO Subordinated Notes, the April 2038 CLO Subordinated Notes and the January 2039 CLO Subordinated Notes that were retained by the Fund and, as such, eliminated in consolidation.

PORTFOLIO COMPANIES

The following table describes each of the businesses included in our portfolio and reflects data as of December 31, 2025. Percentages shown for class of investment securities held by us represent the percentage of the class owned and do not necessarily represent voting ownership. Percentages shown for equity securities, other than warrants or options, represent the actual percentage of the class of security held before dilution. Percentages shown for warrants and options held represent the percentage of the class of security we may own assuming we exercise our warrants or options before dilution.

Where we have indicated by footnote the amount of undrawn commitments to portfolio companies to fund various revolving and delayed draw senior secured and subordinated loans, such undrawn commitments are presented net of (i) standby letters of credit treated as drawn commitments because they are issued and outstanding, (ii) commitments substantially at our discretion and (iii) commitments that are unavailable due to borrowing base or other covenant restrictions.

PORTFOLIO COMPANIES

As of December 31, 2025

(dollar amounts in thousands)

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
1261229 B.C. LTD.	2150 St. Elzéar Boulevard West, Laval, Quebec H7L 4A8, Canada	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	9.97%		SOFR (M)	6.25%	10/2030		65,484.1	(5)
			First lien senior secured notes	10.00%				04/2032		4,346.4	(5)
15484880 Canada Inc. and 15484910 Canada Inc.	700-2828 Boul Laurier, Suite 1300, Quebec, QC G1V 0E2, Canada	Insurance	First lien senior secured revolving loan	7.82%		CORRA (Q)	5.25%	04/2031		370.1	(5)(6)
			First lien senior secured loan	7.82%		CORRA (Q)	5.25%	04/2031		7,992.3	(5)(7)
			Senior subordinated loan	14.00	% PIK			04/2035		13,520.1	(5)
			Senior subordinated loan					04/2035		—	(5)(8)
			Class A2 shares						3.83%	12,655.5	(5)
22 HoldCo Limited	Fulham Road, Stamford Bridge, London SW6 1HS, United Kingdom	Sports, Media and Entertainment	Senior subordinated loan	11.47	% PIK	SONIA (S)	7.50%	08/2033		26,215.4	(5)
3 Step Sports LLC	300 Brickstone Square, 4th Floor, Andover, MA 01830	Sports, Media and Entertainment	First lien senior secured revolving loan					10/2028		—	(9)
			First lien senior secured loan	10.18%		SOFR (Q)	6.50%	10/2029		20,443.6	(10)
A8 - A (Feeder) L.P.	1 Knightsbridge, London SW1X 7LX, United Kingdom	Investment Funds and Vehicles	Limited partnership interests						0.44%	718.3	(5)(11)
ABPCI 2017-1	405 Colorado Street, Suite 1500, Austin, TX 78701	Investment Funds and Vehicles	Collaterized loan obligation	11.38%		SOFR (Q)	7.50%	07/2037		980.7	(5)
ABPCI 2019-5A	405 Colorado Street, Suite 1500, Austin, TX 78701	Investment Funds and Vehicles	Collaterized loan obligation	9.63%		SOFR (Q)	5.75%	01/2036		1,106.2	(5)
ABPCI 2022-11	405 Colorado Street, Suite 1500, Austin, TX 78701	Investment Funds and Vehicles	Collaterized loan obligation	10.86%		SOFR (Q)	7.00%	01/2038		6,889.0	(5)
ABPCI 2023-12	405 Colorado Street, Suite 1500, Austin, TX 78701	Investment Funds and Vehicles	Collaterized loan obligation	12.09%		SOFR (Q)	8.25%	07/2037		4,824.1	(5)
ABPCI 2024-17	405 Colorado Street, Suite 1500, Austin, TX 78701	Investment Funds and Vehicles	Collaterized loan obligation	11.85%		SOFR (Q)	8.00%	08/2036		3,022.2	(5)
ABPCI 2025-20A	405 Colorado Street, Suite 1500, Austin, TX 78701	Investment Funds and Vehicles	Collaterized loan obligation	10.09%		SOFR (Q)	6.25%	04/2037		1,443.2	(5)
ABPCI 2025-21	405 Colorado Street, Suite 1500, Austin, TX 78701	Investment Funds and Vehicles	Collaterized loan obligation	11.11%		SOFR (Q)	7.00%	07/2037		11,116.7	(5)
ABPF 2025-2	405 Colorado Street, Suite 1500, Austin, TX 78701	Investment Funds and Vehicles	Collaterized loan obligation	7.85%		SOFR (Q)	3.90%	10/2037		17,021.4	(5)
			Collaterized loan obligation	11.20%		SOFR (Q)	7.25%	10/2037		3,605.4	(5)
Access CIG, LLC	4 1st Avenue, Peabody, MA 01960	Software & Services	First lien senior secured loan	7.72%		SOFR (M)	4.00%	08/2030		20,991.8
Accommodations Plus Technologies LLC	265 Broad Hollow Road, 3rd Floor, Melville, NY 11747	Commercial & Professional Services	First lien senior secured revolving loan					05/2032		—	(12)
			First lien senior secured loan	8.94%		SOFR (Q)	5.25%	05/2032		16,410.6
ACP Avenu Midco LLC	5860 Trinity Parkway, Suite 120, Centreville, VA 20120	Software & Services	First lien senior secured revolving loan					10/2029		—	(13)
			First lien senior secured loan	8.74%		SOFR (Q)	4.75%	10/2029		25,340.3
			First lien senior secured loan					10/2029		—	(14)
ACP Tara Holdings, Inc.	440 US Highway 22, Suite 210, Bridgewater, NJ 08807	Household & Personal Products	First lien senior secured loan	6.97%		SOFR (Q)	3.25%	12/2032		8,607.4
Acrisure, LLC	100 Ottawa Avenue SW, Grand Rapids, MI 49503	Insurance	First lien senior secured loan	6.97%		SOFR (M)	3.25%	06/2032		36,559.7
			First lien senior secured loan	6.72%		SOFR (M)	3.00%	11/2030		18,044.1
Actfy Buyer, Inc.	2180 Sand Hill Road, Suite 300, Menlo Park, CA 94025	Software & Services	First lien senior secured revolving loan					05/2030		—	(15)
			First lien senior secured loan	8.47%		SOFR (M)	4.75%	05/2031		31,518.2	(16)
Activate Holdings (US) Corp. and CrossPoint Capital AS SPV, LP	1400-1055 Dunsmuir Street, PO Box 49211, Vancouver, BC V7X 1K8, Canada	Software & Services	First lien senior secured revolving loan					07/2029		—	(5)(17)
			First lien senior secured loan	8.92%		SOFR (Q)	5.25%	07/2030		17,569.5	(5)
			Limited partnership interest						0.02%	136.4	(5)
ADLP LLC	245 Park Avenue, 44th Floor, New York, NY 10167	Investment Funds and Vehicles	Subordinated certificates	13.00%		SOFR (M)	9.00%	10/2035		391,000.0	(4)(5)
Adonis Acquisition Holdings LLC and Adonis Acquisition Holdings Parent LLC	5454 W 150 S, Salt Lake City, UT 84104	Materials	First lien senior secured revolving loan	8.97%		SOFR (Q)	5.00%	08/2028		0.7	(18)
			First lien senior secured loan	9.30	% PIK	SOFR (Q)	5.50%	02/2030		1,530.6	(19)
			First lien senior secured loan	11.25	% PIK	Base Rate (Q)	4.50%	02/2030		0.5
			Common units						2.44%	691.4
Adonis Bidco Inc.	31 Saint James Avenue, Boston, MA 02116	Software & Services	First lien senior secured revolving loan					11/2031		—	(20)
			First lien senior secured loan	9.42% (3.00	% PIK)	SOFR (Q)	5.75%	02/2032		108,923.7
			First lien senior secured loan	9.17%		SOFR (Q)	5.50%	02/2032		5,111.1	(21)

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
Aduro Advisors, LLC	2420 17th Street, Denver, CO 80202	Financial Services	First lien senior secured revolving loan					07/2030		—	(22)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	07/2030		18,531.1
			First lien senior secured loan					07/2030		—	(23)
Advent International GPE VII-E Limited Partnership	800 Boylston Street, Boston, MA 02199	Investment Funds and Vehicles	Limited partnership interests						0.69%	1,137.4	(5)(24)
Aerin Medical Inc.	2565 Leghorn Street, Mountain View, CA 94043	Health Care Equipment and Services	First lien senior secured loan	10.92% (3.88	% PIK)	SOFR (Q)	7.25%	12/2030		16,998.0
			First lien senior secured loan					12/2030		—	(25)
			Series G preferred shares						0.32%	1,089.9
AeriTek Global US Acquisition Inc., AeriTek Global Holdings LLC, and Minus Forty QBD Corp.	1177 Avenue Of The Americas, New York, NY 10036	Capital Goods	First lien senior secured revolving loan	10.34%		SOFR (Q)	6.50%	08/2030		3,454.3	(5)(26)
			First lien senior secured loan	10.32%		SOFR (Q)	6.50%	08/2030		90,977.9	(5)
Agiliti Health, Inc.	6625 W 78th Street, Suite 300, Minneapolis, MN 55439	Health Care Equipment and Services	First lien senior secured loan	6.86%		SOFR (S)	3.00%	05/2030		31,223.9
AI Aqua Merger Sub, Inc.	9399 W Higgins Road, Suite 1100, Rosemont, IL 60018	Capital Goods	First lien senior secured loan	6.86%		SOFR (Q)	3.00%	07/2028		116,339.8	(5)
AI Titan Parent, Inc.	4601 Six Forks Road, Raleigh, NC 27609	Software & Services	First lien senior secured revolving loan					08/2031		—	(27)
			First lien senior secured loan	8.22%		SOFR (M)	4.50%	08/2031		55,641.3	(28)
AIMCO 2024-22	4582 S Ulster Street, Suite 1450, Denver, CO 80237	Investment Funds and Vehicles	Collaterized loan obligation	10.38%		SOFR (Q)	6.50%	04/2037		5,059.3	(5)
AIMCO 2025-23	4582 S Ulster Street, Suite 1450, Denver, CO 80237	Investment Funds and Vehicles	Collaterized loan obligation	14.86%				04/2038		9,015.6	(5)
AIMCO 2025-24	4582 S Ulster Street, Suite 1450, Denver, CO 80237	Investment Funds and Vehicles	Collaterized loan obligation	12.88%				04/2038		6,653.8	(5)
AIMCO 2025-28	4582 S Ulster Street, Suite 1450, Denver, CO 80237	Investment Funds and Vehicles	Collaterized loan obligation	11.50%				01/2039		14,852.9	(5)
AIMCO CLO 30, LTD.	4582 S Ulster Street, Suite 1450, Denver, CO 80237	Investment Funds and Vehicles	Collaterized loan obligation	21.00%				11/2030		1,478.2	(5)
Airx Climate Solutions, Inc.	4308 Grant Boulevard, #1D, Yukon, OK 73099	Capital Goods	First lien senior secured revolving loan					11/2029		—	(29)
			First lien senior secured loan	9.57%		SOFR (Q)	5.75%	11/2029		23,093.5
			First lien senior secured loan	8.82%		SOFR (Q)	5.00%	11/2029		12,228.3
			First lien senior secured loan					11/2029		—	(30)
AL GCX Holdings, LLC	200 Clarendon Street, 55th Floor, Boston, MA 02116	Financial Services	First lien senior secured loan	5.92%		SOFR (M)	2.25%	12/2032		10,006.3
Alcami Corporation	2320 Scientific Park Drive, Wilmington, NC 28405	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured revolving loan	10.83%		SOFR (M)	7.00%	12/2028		116.4	(31)
			First lien senior secured loan	10.96%		SOFR (Q)	7.00%	12/2028		4,279.7
Alcresta Therapeutics, Inc.	130 Turner Street, Building 3, Suite 200, Waltham, MA 02453	Health Care Equipment and Services	First lien senior secured revolving loan	9.24%		SOFR (Q)	5.50%	03/2031		73.5	(32)
			First lien senior secured loan	9.27%		SOFR (Q)	5.50%	03/2031		8,973.2
			First lien senior secured loan					03/2031		—	(33)
Aldinger Company Inc	1440 Prudential Drive, Dallas, TX 75235	Commercial & Professional Services	First lien senior secured revolving loan	8.44%		SOFR (Q)	4.75%	10/2030		236.3	(34)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	10/2030		36,670.6	(35)
			First lien senior secured loan					10/2030		—	(36)
Aledade, Inc.	4550 Montgomery Avenue, Bethesda, MD 20814	Health Care Equipment and Services	First lien senior secured revolving loan	9.64%		SOFR (A)	5.75%	11/2028		11,555.7	(37)
Alera Group, Inc.	3 Parkway N, Deerfield, IL 60015	Insurance	First lien senior secured loan	6.97%		SOFR (M)	3.25%	05/2032		31,693.3
AlixPartners, LLP	909 3rd Avenue, New York, NY 10022	Commercial & Professional Services	First lien senior secured loan	5.72%		SOFR (M)	2.00%	08/2032		75,802.8
Alliance Laundry Systems LLC	221 Shepard Street, Ripon, WI 54971	Capital Goods	First lien senior secured loan	6.07%		SOFR (Q)	2.25%	08/2031		25,209.0
Alliant Holdings Intermediate LLC and Alliant Holdings Co-Issuer	1301 Dove Street, Suite 200, Newport Beach, CA 92660	Insurance	First lien senior secured loan	6.22%		SOFR (M)	2.50%	09/2031		53,810.4
			First lien senior secured notes	6.75%				04/2028		2,038.5
			Senior subordinated notes	5.88%				11/2029		1,999.5
Alp CFO 2025, L.P. and Alp CFO 2025 (Offshore Feeder) A, L.P.	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Private asset-backed investment	12.24%				07/2037		9,770.0	(5)
			Private asset-backed investment							12,343.2	(5)(38)
			Private asset-backed investment							5,721.8	(5)
Alterra Mountain Company	3501 Wazee Street, Denver, CO 80216	Consumer Services	First lien senior secured loan	6.22%		SOFR (M)	2.50%	08/2028		49,107.0
			First lien senior secured loan	6.22%		SOFR (M)	2.50%	05/2030		11,196.4

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
AMCP Clean Acquisition Company, LLC	18 N New Jersey Avenue, Atlantic City, NJ 08401	Commercial & Professional Services	First lien senior secured loan	7.94%		SOFR (Q)	4.25%	06/2030		7,643.5
Amerivet Partners Management, Inc. and AVE Holdings LP	8610 N New Braunfels Avenue, San Antonio, TX 78217	Health Care Equipment and Services	Subordinated loan	8.25	% PIK			12/2030		34,871.6
			Class C units						0.34%	—
			Class A units						0.14%	—
AMWINS Group, LLC	4725 Piedmont Row Drive, Suite 600, Charlotte, NC 28210	Insurance	First lien senior secured loan	5.97%		SOFR (M)	2.25%	01/2032		47,933.0
Amynta Agency Borrower Inc. and Amynta Warranty Borrower Inc.	909 3rd Avenue, 33rd Floor, New York, NY 10022	Insurance	First lien senior secured loan	6.47%		SOFR (M)	2.75%	12/2031		9,441.1
ANCHC 2019-13	610 Broadway, New York, NY 10012	Investment Funds and Vehicles	Collaterized loan obligation	10.40%		SOFR (Q)	6.50%	04/2038		5,028.7	(5)
ANCHC 2020-15	610 Broadway, New York, NY 10012	Investment Funds and Vehicles	Collaterized loan obligation	10.26%		SOFR (Q)	6.05%	07/2038		2,923.1	(5)
ANCHC 2021-19	610 Broadway, New York, NY 10012	Investment Funds and Vehicles	Collaterized loan obligation	13.96%				10/2038		1,230.6	(5)
ANCHC 2023-26	610 Broadway, New York, NY 10012	Investment Funds and Vehicles	Collaterized loan obligation	10.13%		SOFR (Q)	6.25%	03/2038		1,365.3	(5)
ANCHC 2025-32	610 Broadway, New York, NY 10012	Investment Funds and Vehicles	Collaterized loan obligation	11.12%		SOFR (Q)	7.00%	07/2037		1,659.8	(5)
ANCHC 2025-33	610 Broadway, New York, NY 10012	Investment Funds and Vehicles	Collaterized loan obligation	10.37%		SOFR (Q)	6.10%	10/2038		557.7	(5)
ANCHF 2025-18	610 Broadway, New York, NY 10012	Investment Funds and Vehicles	Collaterized loan obligation	9.10%				10/2040		30,992.3	(5)
ANCHF 2025-19	610 Broadway, New York, NY 10012	Investment Funds and Vehicles	Collaterized loan obligation	15.80%				10/2040		34,926.2	(5)
AP Adhesives Holdings, LLC	6035 Baker Road, Minnetonka, MN 55345	Materials	First lien senior secured revolving loan					04/2031		—	(39)
			First lien senior secured loan	8.66%		SOFR (Q)	4.75%	04/2032		27,554.0
			First lien senior secured loan					04/2032		—	(40)
Apax Europe VI - A, L.P.	1 Knightsbridge, London SW1X 7LX, United Kingdom	Investment Funds and Vehicles	Limited partnership interests						0.39%	680.3	(5)(41)
Apax Europe VII - B, L.P.	1 Knightsbridge, London SW1X 7LX, United Kingdom	Investment Funds and Vehicles	Limited partnership interests						0.39%	68.2	(5)(42)
Apax VIII - B, L.P.	1 Knightsbridge, London SW1X 7LX, United Kingdom	Investment Funds and Vehicles	Limited partnership interests						0.14%	260.2	(5)(43)
Apex Service Partners, LLC and Apex Service Partners Holdings, LLC	201 E Kennedy Boulevard, Suite 1600, Tampa, FL 33602	Consumer Services	First lien senior secured revolving loan	8.71%		SOFR (Q)	5.00%	10/2029		535.0	(44)
			First lien senior secured loan	8.80%		SOFR (Q)	5.00%	10/2030		74,005.3
			Series B common units						0.04%	1,967.8
Applied Systems, Inc.	200 Applied Parkway, University Park, IL 60484	Software & Services	First lien senior secured loan	6.17%		SOFR (Q)	2.50%	02/2031		50,283.8
Aptean, Inc. and Aptean Acquiror Inc.	4325 Alexander Drive, Suite 100, Alpharetta, GA 30022	Software & Services	First lien senior secured revolving loan	8.49%		SOFR (M)	4.75%	01/2031		1,219.1	(45)
			First lien senior secured revolving loan	10.50%		Base Rate (Q)	3.75%	01/2031		135.5
			First lien senior secured loan	8.57%		SOFR (Q)	4.75%	01/2031		48,166.6
			First lien senior secured loan					01/2031		—	(46)
Aquiline Financial Services Fund LP.	437 Madison Avenue, 40th Floor, New York, NY 10022	Investment Funds and Vehicles	Limited partnership interests						0.18%	546.2	(5)(47)
Archduke Buyer, Inc.	385 Moffett Park Drive, Suite 115, Sunnyvale, CA 94089	Software & Services	First lien senior secured revolving loan					12/2032		—	(48)
			First lien senior secured loan	9.27%		SOFR (Q)	5.50%	12/2032		37,829.4
Arcline FM Holdings, LLC	3803 Bedford Avenue, Suite 106, Nashville, TN 37215	Capital Goods	First lien senior secured loan	6.42%		SOFR (Q)	2.75%	06/2030		14,628.3
Arrow Borrower 2025, Inc.	1210 AvidXChange Lane, Charlotte, NC 28206	Software & Services	First lien senior secured revolving loan					10/2032		—	(49)
			First lien senior secured loan	8.15%		SOFR (Q)	4.25%	10/2032		85,468.2
Artemis BidCo 2 LLC	48089 Fremont Boulevard, Fremont, CA 94538	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured revolving loan	7.42%		SOFR (Q)	3.75%	10/2031		0.7	(50)
			First lien senior secured loan	8.67%		SOFR (Q)	5.00%	10/2031		31,883.4
			First lien senior secured loan					10/2031		—	(51)
Artera Services, LLC	3100 Interstate North Circle SE, Suite 300, Atlanta, GA 30339	Capital Goods	First lien senior secured loan	8.17%		SOFR (Q)	4.50%	02/2031		21,522.4
Artifact Bidco, Inc.	108 Lakeland Avenue, Dover, DE 19901	Software & Services	First lien senior secured revolving loan					07/2030		—	(52)
			First lien senior secured loan	7.82%		SOFR (Q)	4.15%	07/2031		21,481.3
			First lien senior secured loan					07/2031		—	(53)

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
Artivion, Inc.	1655 Roberts Boulevard NW, Kennesaw, GA 30144	Health Care Equipment and Services	First lien senior secured revolving loan	7.49%		SOFR (Q)	3.50%	01/2031		1,983.0	(5)(54)
			First lien senior secured loan	8.74%		SOFR (Q)	4.75%	01/2031		26,884.3	(5)
			First lien senior secured loan					01/2031		—	(5)(55)
Aston Bidco (Holding) Limited	The Mailbox, Level 3, 101 Wharfside Street, Birmingham B1 1RF, United Kingdom	Software & Services	First lien senior secured loan	9.97%		SONIA (Q)	6.00%	07/2032		100,728.8	(5)
athenahealth Group Inc.	311 Arsenal Street, Watertown, MA 02472	Health Care Equipment and Services	First lien senior secured loan	6.47%		SOFR (M)	2.75%	02/2029		91,825.4
ATRM 14	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	10.39%		SOFR (Q)	6.50%	10/2037		5,651.6	(5)
			Collaterized loan obligation	8.97%				10/2037		3,342.1	(5)
			Collaterized loan obligation	6.77%				10/2037		289.2	(5)
ATRM 15	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	10.39%		SOFR (Q)	6.50%	07/2037		1,626.2	(5)
AUDAX 2024-9	320 Park Avenue, 19th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	9.08%		SOFR (Q)	5.20%	04/2036		2,017.9	(5)
Avalara, Inc.	255 South King Street, Suite 1800, Seattle, WA 98104	Software & Services	First lien senior secured loan	6.42%		SOFR (Q)	2.75%	03/2032		43,120.3
Avalign Holdings, Inc. and Avalign Technologies, Inc.	2275 Half Day Road, Bannockburn, IL 60015	Health Care Equipment and Services	First lien senior secured revolving loan	10.22%		SOFR (M)	6.50%	12/2028		1,135.3	(56)
			First lien senior secured loan	11.07% (3.63	% PIK)	SOFR (Q)	7.25%	12/2028		22,889.1
Aveanna Healthcare LLC	400 Interstate N Parkway, Suite 1600, Atlanta, GA 30339	Health Care Equipment and Services	First lien senior secured loan	7.47%		SOFR (M)	3.75%	09/2032		31,089.2	(5)
AX VI VET Holding I ApS	Hovedgaden 12, 2800 Kongens Lyngby, Denmark	Health Care Equipment and Services	First lien senior secured loan	11.03%		NIBOR (Q)	6.90%	01/2029		2,023.8	(5)(57)
			First lien senior secured loan	7.65%		SARON (Q)	6.90%	01/2029		467.8	(5)
			First lien senior secured loan	8.99%		Euribor (Q)	6.90%	01/2029		431.4	(5)
BABSN 2023-1	300 S Tryon Street, Suite 2500, Charlotte, NC 28202	Investment Funds and Vehicles	Collaterized loan obligation	10.58%		SOFR (Q)	6.70%	04/2038		2,739.3	(5)
Bad Vibes Forever, LLC and Bad Vibes Forever Publishing, LLC	6855 NW 122nd Avenue, Parkland, FL 33076	Sports, Media and Entertainment	First lien senior secured loan	9.10%		SOFR (S)	5.50%	06/2032		18,667.1
Badia Spices, LLC	1400 NW 93rd Avenue, Doral, FL 33172	Food & Beverage	First lien senior secured revolving loan					11/2030		—	(58)
			First lien senior secured loan	8.09%		SOFR (Q)	4.25%	11/2030		124,392.9
Bain Capital Europe Fund IV, L.P.	200 Clarendon Street, Boston, MA 02116	Investment Funds and Vehicles	Limited partnership interests						0.04%	541.1	(5)(59)
Bain Capital Europe V, SCSp	200 Clarendon Street, Boston, MA 02116	Investment Funds and Vehicles	Limited partnership interests						0.01%	812.4	(5)(60)
Bain Capital Fund XI, L.P.	200 Clarendon Street, Boston, MA 02116	Investment Funds and Vehicles	Limited partnership interests						0.11%	2,331.1	(5)(61)
Bain Capital Fund XII, L.P.	200 Clarendon Street, Boston, MA 02116	Investment Funds and Vehicles	Limited partnership interests						0.01%	719.5	(5)(62)
Baldwin Risk Partners, LLC	4211 W Boy Scout Boulevard, Suite 800, Tampa, FL 33607	Insurance	First lien senior secured loan	6.64%		SOFR (S)	2.50%	05/2031		4,204.7	(5)
BALLY 2022-21	88 Black Falcon Avenue, Suite 167 V13F, Boston, MA 02210	Investment Funds and Vehicles	Collaterized loan obligation	9.42%				10/2037		1,815.5	(5)
BALLY 2024-26	88 Black Falcon Avenue, Suite 167 V13F, Boston, MA 02210	Investment Funds and Vehicles	Collaterized loan obligation	9.96%		SOFR (Q)	6.10%	07/2037		1,512.8	(5)
			Collaterized loan obligation	11.64%				07/2037		2,784.8	(5)
BALLY 2025-30	88 Black Falcon Avenue, Suite 167 V13F, Boston, MA 02210	Investment Funds and Vehicles	Collaterized loan obligation	8.89%		SOFR (Q)	4.90%	10/2038		5,572.7	(5)
Bamboo US BidCo LLC	1 Baxter Parkway, Deerfield, IL 60015	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured revolving loan					10/2029		—	(63)
			First lien senior secured loan	8.83%		SOFR (Q)	5.00%	09/2030		19,508.0	(64)
			First lien senior secured loan	7.07%		Euribor (Q)	5.00%	09/2030		9,322.8
			First lien senior secured loan	8.98%		SOFR (M)	5.25%	09/2030		568.9
Banyan Software Holdings, LLC and Banyan Software Intermediate, Inc.	151 Bloor Street W, Suite 400, Toronto, ON M5S 1S4, Canada	Software & Services	First lien senior secured loan	8.98%		SOFR (M)	5.25%	01/2031		9,818.9	(5)(65)
			Series A preferred shares	14.00	% PIK				10.19%	33,723.6	(5)(66)
Bausch + Lomb Corporation	2150 St. Elzéar Boulevard West, Laval, Quebec H7L 4A8, Canada	Health Care Equipment and Services	First lien senior secured loan	7.72%		SOFR (M)	4.00%	09/2028		18,325.3	(5)
			First lien senior secured loan	7.97%		SOFR (M)	4.25%	01/2031		16,304.8	(5)
			First lien senior secured loan	7.42%		SOFR (S)	3.75%	01/2031		1,412.6	(5)
Bayou Intermediate II, LLC	14201 NW 60th Avenue, Miami Lakes, FL 33014	Health Care Equipment and Services	First lien senior secured revolving loan					09/2032		—	(67)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	09/2032		26,976.4	(68)

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
BC European Capital IX - 2 LP	40 Portman Square, London W1H 6DA, United Kingdom	Investment Funds and Vehicles	Limited partnership interests						0.06%	1,128.2	(5)(69)
			Limited partnership interests						0.05%	1,016.4	(5)(70)
BC European Capital X - 2 LP	40 Portman Square, London W1H 6DA, United Kingdom	Investment Funds and Vehicles	Limited partnership interests						0.03%	1,409.3	(5)(71)
BC Partners Galileo (2) L.P.	40 Portman Square, London W1H 6DA, United Kingdom	Investment Funds and Vehicles	Limited partnership interests						0.52%	924.0	(5)(72)
BCC 2022-1	John Hancock Tower, 200 Clarendon Street, Boston, MA 02116	Investment Funds and Vehicles	Collaterized loan obligation	20.18%				10/2038		3,474.0	(5)
BCC Blueprint Holdings I, LLC and BCC Blueprint Investments, LLC	14600 Branch Street, Omaha, NE 68154	Financial Services	Senior subordinated loan	10.44%		SOFR (Q)	6.75%	12/2031		16,250.0
BCP Renaissance Parent L.L.C.	345 Park Avenue, New York, NY 10154	Financial Services	First lien senior secured loan	6.17%		SOFR (Q)	2.50%	10/2028		20,887.8
BCPE Empire Holdings, Inc.	255 Route 1 and 9, Jersey City, NJ 07306	Capital Goods	First lien senior secured loan	6.97%		SOFR (M)	3.25%	12/2030		8,328.3
BCPE Pequod Buyer, Inc.	1000 Chesterbrook Boulevard, Berwyn, PA 19312	Software & Services	First lien senior secured revolving loan					11/2029		—	(73)
BCTO Ignition Purchaser, Inc.	71 S Wacker Drive, Suite 400, Chicago, IL 60606	Software & Services	Senior subordinated loan	11.37	% PIK	SOFR (Q)	7.50%	10/2030		31,639.5
Beacon Pointe Harmony, LLC	24 Corporate Plaza Drive, Suite 150, Newport Beach, CA 92660	Financial Services	First lien senior secured loan					12/2028		—	(5)(74)
Bellwether Buyer, L.L.C. and Bellwether Topco V Buyer, Inc.	555 E North Lane, Suite 6060, Conshohocken, PA 19428	Insurance	First lien senior secured revolving loan					04/2032		—	(75)
			First lien senior secured loan	8.23%		SOFR (M)	4.50%	04/2032		14,330.7
			First lien senior secured loan					04/2032		—	(76)
BEP Intermediate Holdco, LLC	307 Waverley Oaks Road, Suite 401, Waltham, MA 02452	Software & Services	First lien senior secured loan	6.47%		SOFR (M)	2.75%	04/2031		16,279.4
BERRY 2024-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	12.42%				10/2037		1,766.0	(5)
			Collaterized loan obligation					10/2037		146.1	(5)
BGCLO 2023-6	55 Hudson Yards, 38th Floor, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	10.02%		SOFR (Q)	5.65%	07/2038		1,239.6	(5)
BGI Purchaser, Inc.	801 State Street, Bowling Green, KY 42101	Consumer Distribution and Retail	First lien senior secured revolving loan	7.57%		SOFR (Q)	3.75%	05/2030		11,109.8	(77)
			First lien senior secured revolving loan					05/2030		—	(78)
			First lien senior secured loan	8.57%		SOFR (Q)	4.75%	05/2031		31,679.3
			First lien senior secured loan					05/2031		—	(79)
BGIF IV Fearless Utility Services, Inc.	1688 W Hibiscus Boulevard, Melbourne, FL 32901	Capital Goods	First lien senior secured revolving loan					06/2030		—	(80)
			First lien senior secured loan	8.73%		SOFR (M)	5.00%	06/2031		54,015.9	(81)
Birdie Bidco, Inc.	300 International Parkway, Suite 150, Lake Mary, FL 32746	Consumer Services	First lien senior secured revolving loan	8.17%		SOFR (Q)	4.50%	11/2032		890.4	(82)
			First lien senior secured revolving loan	10.25%		Base Rate (Q)	3.50%	11/2032		494.7
			First lien senior secured loan	10.42% (2.25	% PIK)	SOFR (Q)	6.75%	11/2032		72,377.7
			First lien senior secured loan					11/2032		—	(83)
			First lien senior secured loan					03/2031		—	(84)
Bizzdesign Holding BV	Capitool 15, 7521 PL Enschede, Netherlands	Software & Services	First lien senior secured loan	8.52%		Euribor (Q)	6.50%	10/2031		3,228.5	(5)
Blackstone Capital Partners VI L.P.	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Limited partnership interests						0.05%	1,277.1	(5)(85)
			Limited partnership interests						0.03%	710.6	(5)(86)
Blazing Star Parent, LLC	108 Wilmot Road, Deerfield, IL 60015	Consumer Distribution and Retail	First lien senior secured loan	10.82%		SOFR (Q)	7.00%	08/2030		67,961.4
Bluejack Fire Acquisition, Inc. and Bluejack Fire Holdings LLC	7701 Forsyth Boulevard, Saint Louis, MO 63105	Commercial & Professional Services	First lien senior secured revolving loan	8.50%		SOFR (M)	4.75%	01/2031		359.1	(87)
			First lien senior secured loan	8.47%		SOFR (M)	4.75%	01/2031		5,720.2
			First lien senior secured loan					01/2031		—	(88)
			Class A-1 units						2.06%	1,079.9
BNZ TopCo B.V.	Hoogoorddreef 15, 1101 BA Amsterdam, Netherlands	Independent Power and Renewable Electricity Producers	Senior subordinated loan	8.77%		Euribor (Q)	6.75%	10/2030		12,767.1	(5)(89)
Bobcat Purchaser, LLC and Bobcat Topco, L.P.	2074 Summit Lake Drive, Tallahassee, FL 32317	Software & Services	First lien senior secured revolving loan					06/2030		—	(90)
			First lien senior secured loan	8.44%		SOFR (Q)	4.75%	06/2030		13,102.7
			Class A-1 units						0.04%	120.8
Bobtail AcquisitionCo, LLC	7651 Esters Boulevard, Suite 200, Irving, TX 75063	Commercial & Professional Services	First lien senior secured revolving loan	8.44%		SOFR (Q)	4.75%	09/2031		667.3	(91)
			First lien senior secured loan	8.54%		SOFR (Q)	4.75%	09/2031		32,233.5	(92)
Boost Newco Borrower, LLC	8500 Governors Hill Drive, Cincinnati, OH 45249	Software & Services	First lien senior secured loan	5.67%		SOFR (Q)	2.00%	01/2031		118,911.2
			First lien senior secured loan	4.27%		Euribor (Q)	2.25%	01/2031		11,867.9

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
BR PJK Produce, LLC	3310 75th Avenue, Landover, MD 20785	Consumer Distribution and Retail	First lien senior secured loan	10.39%		SOFR (Q)	6.25%	11/2027		2,210.7
BradyPlus Holdings, LLC	7055 S Lindell Road, Las Vegas, NV 89118	Consumer Distribution and Retail	First lien senior secured loan	7.19%		SOFR (Q)	3.50%	12/2032		35,579.9
Bridgepoint Europe VI ‘E’ LP	95 Wigmore Street, London W1U 1FB, United Kingdom	Investment Funds and Vehicles	Limited partnership interests						0.01%	793.1	(5)(93)
BrightStar Group Holdings, Inc.	915 W Huron Street, Chicago, IL 60642	Health Care Equipment and Services	First lien senior secured revolving loan					03/2032		—	(94)
			First lien senior secured loan	8.80%		SOFR (Q)	4.75%	03/2032		28,448.1
Broadstreet Partners, Inc.	580 N 4th Street, Suite 560 , Columbus, OH 43215	Insurance	First lien senior secured loan	6.47%		SOFR (M)	2.75%	06/2031		38,378.1
BROOKP 2024-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	10.38%		SOFR (Q)	6.50%	04/2037		1,008.1	(5)
Brown Group Holding, LLC	345 Park Avenue, New York, NY 10154	Capital Goods	First lien senior secured loan	6.22%		SOFR (M)	2.50%	07/2031		25,610.1
			First lien senior secured loan	6.56%		SOFR (Q)	2.75%	07/2031		10,927.5
BSP 2016-9	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	9.78%		SOFR (Q)	5.90%	10/2037		3,093.1	(5)
BSP 2016-10	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	8.88%		SOFR (Q)	5.00%	07/2038		2,831.5	(5)
BSP 2018-14	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	10.03%		SOFR (Q)	6.15%	10/2037		5,503.7	(5)
BSP 2020-22	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	8.78%		SOFR (Q)	4.90%	04/2035		2,370.9	(5)
BSP 2021-25	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	8.50%		SOFR (Q)	4.60%	01/2035		992.5	(5)
BSP 2022-28	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	9.28%		SOFR (Q)	5.40%	10/2037		501.4	(5)
BSP 2022-29	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	8.46%		SOFR (Q)	4.60%	01/2038		3,344.7	(5)
BSP 2023-30	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	9.31%		SOFR (Q)	5.45%	04/2038		2,012.1	(5)
BSP 2023-31	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	11.03%		SOFR (Q)	7.17%	04/2038		646.4	(5)
BSP 2023-32	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	17.45%				10/2038		885.2	(5)
BSP 2024-35	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	9.96%		SOFR (Q)	6.10%	04/2037		1,268.4	(5)
BSP 2024-37	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	14.77%				01/2038		7,513.6	(5)
BSP 2024-38	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	8.86%		SOFR (Q)	5.00%	01/2038		3,754.0	(5)
BSP 2025-39	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	8.40%		SOFR (Q)	4.50%	04/2038		1,819.5	(5)
BSP 2025-40	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	9.50%		SOFR (Q)	5.25%	07/2038		1,003.7	(5)
			Collaterized loan obligation				13.28%	07/2038		8,999.9	(5)
BSP 2025-41	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	9.22%		SOFR (Q)	4.90%	07/2038		2,814.8	(5)
BSP 2025-42	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	8.92%		SOFR (Q)	4.85%	10/2038		6,556.0	(5)
BTCP 2023-1	850 Library Avenue, Suite 204, Newark, DE 19711	Investment Funds and Vehicles	Collaterized loan obligation	10.40%		SOFR (M)	6.50%	09/2030		1,746.6	(5)
Bulab Holdings, Inc. and Buckman PPC Co-Invest LP	1256 N McLean Boulevard, Memphis, TN 38108	Materials	First lien senior secured revolving loan					07/2032		—	(95)
			First lien senior secured loan	8.47%		SOFR (M)	4.75%	07/2032		43,879.3
			First lien senior secured loan	6.65%		Euribor (M)	4.75%	07/2032		8,798.1
			First lien senior secured loan					07/2032		—	(96)
			Limited partnership interest						0.24%	2,189.7
Bumble Bidco Limited	The Victory Offices, 112 Victory Road, Blackpool FY1 3NW, United Kingdom	Consumer Services	First lien senior secured loan	10.50%		SONIA (Q)	6.75%	10/2030		7,779.5	(5)(97)
Burgess Point Purchaser Corporation	29627 Renaissance Boulevard, Daphne, AL 36526	Capital Goods	First lien senior secured loan	9.19%		SOFR (Q)	5.25%	07/2029		58,328.1
Businessolver.com, Inc.	1025 Ashworth Road, West Des Moines, IA 50265	Software & Services	First lien senior secured revolving loan					12/2032		—	(98)
			First lien senior secured loan	8.17%		SOFR (Q)	4.50%	12/2032		13,276.4
			First lien senior secured loan					12/2032		—	(99)
BVI Medical, Inc. and BVI Group Limited	500 Totten Pond Road, Waltham, MA 02451	Health Care Equipment and Services	First lien senior secured revolving loan					03/2032		—	(5)(100)
			First lien senior secured loan	9.97% (5.00	% PIK)	SOFR (M)	6.25%	03/2032		135,684.0	(5)
			First lien senior secured loan	9.88%		SOFR (Q)	6.00%	03/2032		1,871.1	(5)(101)
			Ordinary shares						0.28%	2,556.7	(5)
BW Holding, Inc.	20 Carter Drive, Guilford, CN 06437	Materials	First lien senior secured loan	8.49%		SOFR (Q)	4.50%	12/2030		10,981.2
			First lien senior secured loan	10.34%		SOFR (Q)	6.50%	12/2030		4,297.8

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
BX 2024-SLCT	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Commercial mortgage-backed security					01/2042		24,128.8	(5)
BYRDPK 2025-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	10.22%		SOFR (Q)	6.35%	07/2038		2,262.1	(5)
			Collaterized loan obligation	16.37%				07/2038		916.2	(5)
			Collaterized loan obligation					07/2038		26.6	(5)
CAIF 1	1 Park Lane, Hemel Hempstead, Hertfordshire HP2 4YL, United Kingdom	Investment Funds and Vehicles	Commercial mortgage-backed security	9.48%		SONIA (Q)	5.75%	08/2035		26,781.1	(5)
			Commercial mortgage-backed security	10.88%		SONIA (Q)	7.15%	08/2035		9,500.7	(5)
Calabrio, Inc.	241 N 5th Avenue, Suite 1000, Minneapolis, MN 55401	Software & Services	First lien senior secured loan	7.84%		SOFR (Q)	4.00%	11/2032		11,656.0
Calera XXVIII, LLC	29 E Stephenson Street, Freeport, IL 61032	Consumer Services	Limited liability company interests						0.83%	1,845.3	(5)
Calpine Corp	717 Texas Avenue, Suite 1000, Houston, TX 77002	Independent Power and Renewable Electricity Producers	First lien senior secured loan	5.47%		SOFR (M)	1.75%	07/2030		34,064.3
			First lien senior secured loan	5.47%		SOFR (M)	1.75%	01/2031		16,638.1
			First lien senior secured loan	5.47%		SOFR (M)	1.75%	02/2032		10,662.4
Cambrex Corporation	1 Meadowlands Plaza, East Rutherford, NJ 07073	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured revolving loan	8.33%		SOFR (M)	4.50%	03/2032		906.7	(102)
			First lien senior secured loan	8.22%		SOFR (M)	4.50%	03/2032		121,190.1
			First lien senior secured loan					03/2032		—	(103)
			First lien senior secured loan					03/2032		—	(104)
Cannon Bridge Designated Activity Company	2 Dockland Central, Guild Street, North Dock, Dublin D01 K2C5, Ireland	Financial Services	First lien senior secured revolving loan	8.02%		Euribor (S)	6.00%	07/2027		2,242.3	(5)(105)
			First lien senior secured revolving loan	14.02%		Euribor (S)	12.00%	07/2027		891.4	(5)(106)
			First lien senior secured revolving loan	15.67%		SOFR (S)	12.00%	07/2027		197.1	(5)
			First lien senior secured revolving loan	9.67%		SOFR (S)	6.00%	07/2027		53.0	(5)
Capnor Connery Bidco A/S	Kirkebjerg Parkvej 9, 2nd Floor, 2605 Brøndby, Denmark	Software & Services	First lien senior secured loan	8.31%		Euribor (Q)	6.25%	10/2030		76,236.1	(5)(107)
			First lien senior secured loan	7.74%		Euribor (Q)	5.75%	10/2030		4,692.4	(5)
Cards-Live Oak Holdings, Inc.	311 W Main Street, Whitehouse, TX 75791	Commercial & Professional Services	First lien senior secured revolving loan	10.50%		Base rate (Q)	3.75%	10/2032		2,251.5	(108)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	10/2032		31,130.9
			First lien senior secured loan					10/2032		—	(109)
Carrera Bidco Limited	Caffamacherreihe 1, 20355 Hamburg, Germany	Consumer Distribution and Retail	Senior subordinated loan	7.34%		Euribor (S)	5.25%	11/2032		102,468.3	(5)
Cascade Parent Inc., Cascade Intermediate II, Inc., and Haveli Cascade Co-Invest I, L.P.	3155 Olsen Drive, Suite 150, San Jose, CA 95117	Software & Services	First lien senior secured revolving loan					09/2030		—	(110)
			First lien senior secured loan	9.47%		SOFR (M)	5.75%	09/2031		24,725.2
			Senior subordinated loan	13.00	% PIK			09/2033		20,166.1
			Limited partnership interests						0.49%	4,478.0
Catterton Partners VII, L.P.	599 West Putnam Avenue, Greenwich, CT 06830	Investment Funds and Vehicles	Limited partnership interests						0.32%	1,561.9	(5)(111)
CAVU 2021-1	295 Madison Avenue, 6th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	10.86%		SOFR (Q)	7.00%	07/2037		1,003.0	(5)
CAVU 2022-2	295 Madison Avenue, 6th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	10.33%		SOFR (Q)	6.45%	03/2038		3,011.3	(5)
			Collaterized loan obligation	8.34%				03/2038		2,618.2	(5)
CAVU 2025-2	295 Madison Avenue, 6th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	10.00%		SOFR (Q)	5.75%	03/2038		4,544.7	(5)
CBTS Borrower, LLC and CBTS TopCo, L.P.	25 Merchant Street, Cincinnati, OH 45246	Software & Services	First lien senior secured loan	14.50	% PIK	SOFR (Q)	10.00%	12/2030		9,287.9
			First lien senior secured loan					12/2030		—	(112)
			Series A-2 preferred shares	8.00	% PIK				0.27%	1,310.4
CEDF 2021-14	6300 C Street SW, Cedar Rapids, IA 52404	Investment Funds and Vehicles	Collaterized loan obligation	15.29%				07/2033		616.4	(5)
Celnor Group Limited	Beaumont Midtown, 322 High Holborn, London WC1V 7PB, United Kingdom	Commercial & Professional Services	First lien senior secured loan	9.39%		SONIA (Q)	5.67%	08/2031		5,514.2	(5)
			First lien senior secured loan	9.01%		SONIA (Q)	5.29%	08/2031		1,637.0	(5)(113)
			First lien senior secured loan	9.40%		SOFR (Q)	5.67%	08/2031		572.0	(5)
			First lien senior secured loan	7.31%		Euribor (Q)	5.29%	08/2031		565.7	(5)

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
Central Parent Inc.	11809 Domain Drive, Austin, TX 78758	Software & Services	First lien senior secured loan	6.92%		SOFR (Q)	3.25%	07/2029		13,563.5
Centralsquare Technologies, LLC and Supermoose Newco, Inc.	1000 Business Center Drive, Lake Mary, FL 32746	Software & Services	First lien senior secured revolving loan					04/2030		—	(114)
			First lien senior secured loan	9.47%		SOFR (M)	5.75%	04/2030		36,697.8
			Series A preferred stock	15.00	% PIK				6.90%	29,283.0
Century De Buyer LLC	1230 Avenue of the Americas, New York, NY 10020	Consumer Services	First lien senior secured loan	6.84%		SOFR (Q)	3.00%	10/2030		36,259.9
Cezanne Bidco	3 Boulevard de Sebastopol, 75001 Paris, France	Financial Services	First lien senior secured loan	8.27%		Euribor (Q)	6.25%	10/2031		12,640.3	(5)(115)
			First lien senior secured loan					10/2031		—	(5)(116)
CFC Bidco 2022 Limited	85 Gracechurch Street, London EC3V 0AA, United Kingdom	Financial Services	First lien senior secured loan	7.74%		SOFR (Q)	3.75%	07/2032		46,549.4	(5)
CFC Funding LLC	21300 Coach Gibbs Drive, Ashburn, VA 20147	Sports, Media and Entertainment	Loan instrument units	9.75	% PIK				3.53%	6,411.6	(5)
CGMS 2018-4	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	11.74%		SOFR (Q)	7.86%	10/2037		256.0	(5)
CGMS 2019-2	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	10.90%		SOFR (Q)	7.00%	10/2037		4,470.0	(5)
CGMS 2021-5	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.78%		SOFR (Q)	5.90%	03/2038		2,515.2	(5)
CGMS 2021-8	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.23%		SOFR (Q)	5.25%	10/2038		6,927.7	(5)
CGMS 2022-2	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	10.83%		SOFR (Q)	6.95%	01/2038		2,898.8	(5)
CGMS 2022-5	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	11.00%		SOFR (Q)	7.10%	10/2037		4,249.2	(5)
CGMS 2022-6	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	18.74%				10/2038		1,030.9	(5)
CGMS 2023-1	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.63%		SOFR (Q)	5.75%	07/2037		3,732.6	(5)
			Collaterized loan obligation	15.00%				07/2037		11,070.2	(5)
CGMS 2023-2	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	17.17%				07/2038		11,532.1	(5)
CGMS 2024-1	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	10.82%		SOFR (Q)	6.92%	04/2037		1,109.7	(5)
CGMS 2024-2	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	10.71%		SOFR (Q)	6.85%	04/2037		1,516.5	(5)
CGMS 2024-3	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	10.26%		SOFR (Q)	6.40%	07/2036		2,645.2	(5)
CGMS 2024-5	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.51%		SOFR (Q)	5.65%	10/2036		1,518.2	(5)
			Collaterized loan obligation	12.35%				10/2036		2,164.3	(5)
CGMS 2025-3	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.33%		SOFR (Q)	5.25%	07/2038		3,311.9	(5)
CGMS 2025-5	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	12.10%				01/2039		12,768.5	(5)
Chariot Buyer LLC	300 Windsor Drive, Oak Brook, IL 60523	Technology Hardware & Equipment	First lien senior secured loan	6.47%		SOFR (M)	2.75%	09/2032		7,073.6
Charter Next Generation, Inc.	1264 E High Street, Milton, WI 53563	Materials	First lien senior secured loan	6.66%		SOFR (M)	2.75%	11/2030		45,236.7
Chicago US Midco III, LP	200 Park Avenue, 32nd Floor, New York, NY 10166	Financial Services	First lien senior secured loan	6.22%		SOFR (M)	2.50%	11/2032		14,285.1	(5)
			First lien senior secured loan					11/2032		—	(5)(117)
Chillaton Bidco Limited	45 Mortimer Street, 3rd Floor, London W1W 8HJ, United Kingdom	Capital Goods	First lien senior secured loan	10.30%		SONIA (S)	6.50%	05/2031		7,029.8	(5)(118)
Chobani, LLC	147 State Highway 320, Norwich, NY 13815	Food & Beverage	First lien senior secured loan	5.97%		SOFR (M)	2.25%	10/2032		47,742.2
Churchill OpCo Holdings LLC and Victory Topco, LP	229 E 85th St, New York, NY 10028	Automobiles & Components	First lien senior secured revolving loan	8.62%		SOFR (Q)	5.00%	11/2029		370.5	(119)
			First lien senior secured loan	8.67%		SOFR (Q)	5.00%	11/2029		29,706.9
			First lien senior secured loan					11/2029		—	(120)
			Class A-2 common units						1.51%	6,507.6
CIFC 2018-1	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	10.50%				01/2038		1,662.4	(5)
CIFC 2018-5	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	10.50%		SOFR (Q)	6.60%	07/2038		1,212.1	(5)
CIFC 2019-1	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	11.40%				10/2037		754.0	(5)
CIFC 2019-4	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	9.15%		SOFR (Q)	5.25%	07/2038		2,766.6	(5)
CIFC 2019-5	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	17.99%				10/2038		1,418.7	(5)
			Collaterized loan obligation	17.99%				10/2038		166.2	(5)

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
CIFC 2021-1	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	9.86%		SOFR (Q)	6.00%	07/2037		1,836.0	(5)
CIFC 2021-4	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	10.06%		SOFR (Q)	6.20%	07/2037		1,014.1	(5)
CIFC 2021-5	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	9.00%		SOFR (Q)	5.10%	01/2038		3,471.5	(5)
			Collaterized loan obligation	12.69%				01/2038		367.6	(5)
CIFC 2022-5	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	7.79%		SOFR (Q)	3.90%	01/2037		6,009.0	(5)
CIFC 2022-6	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	9.64%		SOFR (Q)	5.75%	10/2038		442.0	(5)
CIFC 2022-7	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	9.21%		SOFR (Q)	5.35%	01/2038		692.5	(5)
CIFC 2024-1	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	10.48%		SOFR (Q)	6.60%	04/2037		379.2	(5)
CIFC 2024-2	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	10.26%		SOFR (Q)	6.40%	04/2037		2,024.7	(5)
CIFC 2024-4	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	11.82%				10/2037		2,022.3	(5)
CIFC 2024-5	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	9.01%		SOFR (Q)	5.15%	01/2038		4,040.5	(5)
CIFC 2025-3	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	13.34%				07/2038		8,183.8	(5)
CIFC 2025-4	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	9.06%		SOFR (Q)	4.95%	10/2038		2,191.7	(5)
			Collaterized loan obligation	12.10%				10/2038		12,866.2	(5)
CIFC 2025-7	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	12.00%				01/2039		15,522.1	(5)
CIFC Funding 2025-VI Ltd	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	8.61%		SOFR (Q)	4.75%	10/2038		2,175.1	(5)
City Line Distributors LLC and City Line Investments LLC	20 Industry Drive Ext, West Haven, CT 06516	Consumer Distribution and Retail	First lien senior secured revolving loan					08/2028		—	(121)
			First lien senior secured loan	10.11%		SOFR (Q)	6.00%	08/2028		2,739.2
			Class A units	8.00	% PIK				0.18%	136.9
Clarios Global LP	Florist Tower, 5757 N Green Bay Avenue, Milwaukee, WI 53201	Automobiles & Components	First lien senior secured loan	6.22%		SOFR (M)	2.50%	05/2030		6,132.0
Clayton, Dubilier & Rice Fund IX, L.P.	550 Madison Avenue, New York, NY 10022	Investment Funds and Vehicles	Limited partnership interests						0.03%	918.6	(5)(122)
Clearstead Advisors, LLC	1100 Superior Avenue E, Suite 700, Cleveland, OH 44114	Financial Services	First lien senior secured revolving loan	8.22%		SOFR (M)	4.50%	02/2028		271.4	(5)(123)
			First lien senior secured loan	8.23%		SOFR (Q)	4.50%	02/2028		8,438.6	(5)
Cloud Software Group, Inc. and Picard Parent, Inc.	851 W Cypress Creek Road, Fort Lauderdale, FL 33309	Software & Services	First lien senior secured loan	6.92%		SOFR (Q)	3.25%	08/2032		66,534.0
			First lien senior secured loan	6.92%		SOFR (Q)	3.25%	03/2031		64,111.5
			First lien senior secured notes	8.25%				06/2032		104.5
			Second lien senior secured notes	9.00%				09/2029		13,639.6
CLRMPK 2025-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	9.37%		SOFR (Q)	5.50%	04/2038		1,833.0	(5)
			Collaterized loan obligation	13.70%				04/2038		11,516.4	(5)
			Collaterized loan obligation					04/2038		507.0	(5)
ClubCorp Holdings, Inc.	3030 LBJ Freeway, Suite 600, Dallas, TX 75234	Consumer Services	First lien senior secured revolving loan					07/2031		—	(124)
			First lien senior secured loan	8.67%		SOFR (Q)	5.00%	07/2032		39,456.2
			First lien senior secured loan					07/2032		—	(125)
CMG HoldCo, LLC and CMG Buyer Holdings, Inc.	600 South Boulevard, Suite 400, Charlotte, NC 28209	Consumer Services	First lien senior secured revolving loan					11/2030		—	(126)
			First lien senior secured loan					11/2030		—	(127)
CNT Holdings I Corp	261 W Data Drive, Draper, UT 84020	Health Care Equipment and Services	First lien senior secured loan	6.34%		SOFR (Q)	2.50%	11/2032		91,611.3
Cogentrix Finance Holdco I, LLC	13860 Ballantyne Corporate Place, Suite 300, Charlotte, NC 28277	Independent Power and Renewable Electricity Producers	First lien senior secured loan	5.97%		SOFR (M)	2.25%	02/2032		9,733.6
Collision SP Subco, LLC	2300 Briggs Road, Columbus, OH 43223	Automobiles & Components	First lien senior secured revolving loan	8.57%		SOFR (Q)	4.75%	01/2030		59.9	(128)
			First lien senior secured loan	8.71%		SOFR (Q)	4.75%	01/2030		7,173.7	(129)
CommScope Holding Co Inc	2601 Telecom Parkway, Richardson, TX 75082	Technology Hardware & Equipment	First lien senior secured loan	8.47%		SOFR (M)	4.75%	12/2029		26,096.9	(5)

								% of Class
							Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon	Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
Computer Services, Inc.	3901 Technology Drive, Paducah, KY 42001	Software & Services	First lien senior secured loan	8.17%	SOFR (Q)	4.50%	11/2031		57,920.9
			First lien senior secured loan				11/2031		—	(130)
Confluent Medical Technologies, Inc.	47533 Westinghouse Drive, Fremont, CA 94539	Health Care Equipment and Services	First lien senior secured loan	6.67%	SOFR (Q)	3.00%	02/2029		30,362.8
ConnectWise, LLC	400 N Tampa Street, Suite 130, Tampa, FL 33602	Technology Hardware & Equipment	First lien senior secured loan	7.43%	SOFR (Q)	3.50%	09/2028		69,060.8
Conservice Midco, LLC	750 S Gateway Drive, River Heights, UT 84321	Software & Services	First lien senior secured loan	6.47%	SOFR (M)	2.75%	05/2030		78,738.5
Constellation Wealth Capital Fund, L.P.	609 W Randolph Street, Chicago, IL 60661	Investment Funds and Vehicles	Limited partner interests					0.30%	3,020.1	(5)(131)
Convera International Holdings Limited and Convera International Financial S.A R.L.	17801 International Boulevard, Seattle, WA 98158	Financial Services	First lien senior secured revolving loan				03/2030		—	(5)(132)
			First lien senior secured loan	8.44%	SOFR (Q)	4.75%	03/2030		17,143.7	(5)
CoorsTek, inc	14143 Denver W Parkway, Lakewood, CO 80401	Capital Goods	First lien senior secured loan	6.86%	SOFR (Q)	3.00%	10/2032		12,082.6
CoreRx, Inc.	14205 Myerlake Circle, Clearwater, FL 33760	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured revolving loan	7.67%	SOFR (Q)	4.00%	12/2030		0.6	(133)
			First lien senior secured loan	10.92%	SOFR (Q)	7.25%	12/2030		4,991.0
Cority Software Inc., Cority Software (USA) Inc., and Cority Parent, Inc.	250 Bloor Street E, 9th Floor, Toronto, ON M4W 1E6, Canada	Software & Services	First lien senior secured revolving loan				11/2032		—	(5)(134)
			First lien senior secured loan	8.34%	SOFR (Q)	4.50%	11/2032		34,117.9	(5)
Cornerstone OnDemand, Inc. and Sunshine Software Holdings, Inc.	1601 Cloverfield Boulevard, Suite 600 , Santa Monica, CA 90404	Software & Services	First lien senior secured loan	7.58%	SOFR (M)	3.75%	10/2028		99,297.9
			Second lien senior secured loan	10.33%	SOFR (M)	6.50%	10/2029		70,781.9
Corporation Service Company	2711 Centerville Road, Suite 400, Wilmington, DE 19808	Commercial & Professional Services	First lien senior secured loan	5.72%	SOFR (M)	2.00%	11/2029		40,494.0
Cotiviti Holdings, Inc.	10701 S River Front Parkway, Unit 200, South Jordan, UT 84095	Technology Hardware & Equipment	First lien senior secured loan	6.62%	SOFR (M)	2.75%	03/2032		14,190.1
			First lien senior secured loan	6.62%	SOFR (M)	2.75%	05/2031		3,814.9
Coupa Holdings, LLC and Coupa Software Incorporated	1855 S Grant Street, San Mateo, CA 94402	Software & Services	First lien senior secured revolving loan				02/2029		—	(135)
			First lien senior secured loan	9.09%	SOFR (Q)	5.25%	02/2030		4,521.3
			First lien senior secured loan				02/2030		—	(136)
Covanta Holding Corporation	100 Park Avenue, Florham Park, NJ 07932	Commercial & Professional Services	First lien senior secured loan	5.98%	SOFR (M)	2.25%	01/2031		6,000.0
CPFTR 2025-1	110 E 59th Street, New York, NY 10022	Investment Funds and Vehicles	Commercial mortgage-backed security	8.38%			07/2026		34,506.1	(5)
CPIG Holdco Inc.	970 Campus Drive, Mundelein, IL 60060	Capital Goods	First lien senior secured revolving loan	8.84%	SOFR (Q)	4.75%	04/2028		0.5	(137)
			First lien senior secured loan	11.09%	SOFR (Q)	7.00%	04/2028		14,662.5
CPPIB OVM Member U.S. LLC	1 Queen Street E, Suite 2500, Toronto, ON M5C 2W5, Canada	Energy	First lien senior secured loan	6.17%	SOFR (Q)	2.50%	08/2031		28,726.5
CPTPK 2024-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	9.88%	SOFR (Q)	6.00%	07/2037		1,411.0	(5)
CPV Fairview, LLC	8403 Colesville Road, Suite 915, Silver Spring, MD 20910	Independent Power and Renewable Electricity Producers	First lien senior secured loan	6.17%	SOFR (Q)	2.50%	08/2031		14,140.7
Cradle Lux Bidco S.A.R.L. and Hamilton Thorne Inc.	100 Cummings Center, Beverly, MA 01915	Health Care Equipment and Services	First lien senior secured loan	7.32%	Euribor (Q)	5.25%	11/2031		13,859.8	(5)(138)
			First lien senior secured loan	9.04%	SOFR (Q)	5.25%	11/2031		3,267.1	(5)
			First lien senior secured loan				11/2031		—	(139)
Creative Artists Agency, LLC	2000 Avenue of the Stars, Los Angeles, CA 90067	Sports, Media and Entertainment	First lien senior secured loan	6.22%	SOFR (M)	2.50%	10/2031		55,575.4
Creek Parent, Inc. and Creek Feeder, L.P.	14 School House Road, Somerset, NJ 08873	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured revolving loan				12/2031		—	(140)
			First lien senior secured loan	8.73%	SOFR (M)	5.00%	12/2031		122,896.5
			Limited partnership interest					0.14%	6,180.6
Cross Financial Corp.	491 Main Street, Bangor, ME 04401	Insurance	First lien senior secured loan	6.47%	SOFR (M)	2.75%	10/2031		4,417.3
Curium BidCo S.a r.l.	55 Blue Sky Drive, Burlington, MA 01803	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	6.67%	SOFR (Q)	3.00%	08/2031		13,716.3	(5)
CVC Capital Partners VI (B) L.P.	20 Avenue Monterey, Luxembourg L-2163, Luxembourg	Investment Funds and Vehicles	Limited partnership interests					0.04%	3,250.1	(5)(141)
CVC Capital Partners VII (A) L.P.	20 Avenue Monterey, Luxembourg L-2163, Luxembourg	Investment Funds and Vehicles	Limited partnership interests					0.00%	492.9	(5)(142)
CWC Fund I Co-Invest (ALTI) LP	609 W Randolph Street, Chicago, IL 60661	Investment Funds and Vehicles	Limited partnership interest					4.44%	7,909.4	(5)

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
Cyber US Bidco LLC, Cyber Bidco Limited, and Cyber Midco Limited	28-30 Little Russell Street, London WC1A 2HN, United Kingdom	Software & Services	First lien senior secured revolving loan					12/2032		—	(5)(143)
			First lien senior secured loan	8.69%		SOFR (S)	5.00%	12/2032		11,230.2	(5)
			First lien senior secured loan					12/2032		—	(5)(144)
Databricks, Inc.	160 Spear Street, 15th Floor, San Francisco, CA 94105	Software & Services	First lien senior secured loan					01/2032		—	(145)
			First lien senior secured loan	8.27%		SOFR (M)	4.50%	01/2031		87.8
			First lien senior secured loan					01/2031		—	(146)
Davidson Hotel Company LLC	1 Ravinia Drive, Suite 1600, Atlanta, GA 30346	Consumer Services	First lien senior secured revolving loan					10/2031		—	(147)
			First lien senior secured loan	8.72%		SOFR (M)	5.00%	10/2031		7,013.2	(148)
Dayforce, Inc.	3311 E Old Shakopee Road, Suite 400, Minneapolis, MN 55425	Commercial & Professional Services	First lien senior secured loan	6.84%		SOFR (Q)	3.00%	08/2032		67,732.3
			First lien senior secured loan	5.84%		SOFR (Q)	2.00%	03/2031		0.3
DCLO 2021-1	55 Hudson Yards, Suite 29B, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	15.44%				10/2037		2,008.6	(5)
DCLO 2022-3	55 Hudson Yards, Suite 29B, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	15.67%				01/2038		2,559.1	(5)
Dedomena Bidco Limited	Cottons Centre, Cottons Lane, 3rd Floor, London SE1 2QG, United Kingdom	Software & Services	First lien senior secured loan	9.24%		SONIA (Q)	5.50%	06/2032		949.9	(5)
			First lien senior secured loan					06/2032		—	(5)(149)
Demakes Enterprises, LLC	37 Waterhill Street, Lynn, MA 01905	Food & Beverage	First lien senior secured loan	9.67%		SOFR (Q)	6.00%	12/2029		11,473.2
Denali Intermediate Holdings, Inc. and Denali Parent Holdings, L.P.	5335 Gate Parkway, Jacksonville, FL 32256	Commercial & Professional Services	First lien senior secured revolving loan					08/2032		—	(150)
			First lien senior secured loan	9.23%		SOFR (M)	5.50%	08/2032		226,905.0
			Series A units	8.00	% PIK				0.15%	3,194.0
Diamond Mezzanine 24 LLC	50 Rockefeller Plaza, New York, NY 10020	Insurance	First lien senior secured revolving loan	8.84%		SOFR (Q)	5.00%	10/2030		1,200.0	(151)
			First lien senior secured loan	8.84%		SOFR (Q)	5.00%	10/2030		78,036.3
Digicert, Inc., Dcert Buyer, Inc., DCert Preferred Holdings, Inc. and Destiny Digital Holdings, L.P.	2801 N Thanksgiving Way, Suite 500, Lehi, UT 84043	Software & Services	First lien senior secured revolving loan					07/2030		—	(152)
			First lien senior secured loan	9.47%		SOFR (M)	5.75%	07/2030		45,603.4
			Second lien senior secured loan	10.72%		SOFR (M)	7.00%	02/2029		28,496.0
Diligent Corporation	1385 Broadway, 19th Floor, New York, NY 10018	Software & Services	First lien senior secured revolving loan	8.75%		SOFR (Q)	5.00%	08/2030		1,160.7	(153)
			First lien senior secured loan	8.82%		SOFR (Q)	5.00%	08/2030		19,738.9
			First lien senior secured loan					08/2030		—	(154)
Dino BidCo S.p.A.	Piazzale Enrico Mattei, 1, 00144 Roma RM, Italy	Independent Power and Renewable Electricity Producers	Senior subordinated loan	5.96%		Euribor (Q)	3.50%	03/2032		377,357.1	(5)
Disco Parent, Inc.	100 Summer Street, Suite 801, Boston, MA 02110	Software & Services	First lien senior secured loan	7.07%		SOFR (Q)	3.25%	08/2032		3,262.5
Display Holding Company, Inc., Saldon Holdings, Inc. and Fastsigns Holdings Inc.	2542 Highlander Way, Carrollton, TX 75006	Consumer Distribution and Retail	First lien senior secured revolving loan					03/2028		—	(155)
			First lien senior secured loan	9.07%		SOFR (M)	5.25%	03/2028		11,058.2
Dorado Bidco, Inc.	176 N Racine Avenue, Chicago, IL 60607	Commercial & Professional Services	First lien senior secured revolving loan					09/2031		—	(156)
			First lien senior secured loan	8.22%		SOFR (M)	4.50%	09/2031		6,924.3
			First lien senior secured loan					09/2031		—	(157)
DOXA Insurance Holdings LLC and Rocket Co-Invest, SLP	101 E Washington Boulevard, Fort Wayne, IN 46802	Insurance	First lien senior secured revolving loan	8.17%		SOFR (Q)	4.50%	12/2029		562.3	(158)
			First lien senior secured loan	8.19%		SOFR (Q)	4.50%	12/2030		45,113.2	(159)
			Limited partnership interest						0.57%	4,744.7	(5)(160)
Doxim Inc.	1380 Rodick Road, Suite 102, Markham, ON L3R 4G5, Canada	Software & Services	First lien senior secured revolving loan					11/2027		—	(5)(161)
			First lien senior secured loan	10.22%		SOFR (M)	6.50%	11/2027		95,080.3	(5)
DP Flores Holdings, LLC	2013 W Morehead Street, Charlotte, NC 28208	Commercial & Professional Services	First lien senior secured revolving loan					09/2030		—	(162)
			First lien senior secured loan	10.22% (3.25	% PIK)	SOFR (M)	6.50%	09/2030		49,334.8
			First lien senior secured loan					09/2030		—	(163)

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
DriveCentric Holdings, LLC	12900 Maurer Industrial Drive, Saint Louis, MO 63127	Software & Services	First lien senior secured revolving loan					08/2031		—	(164)
			First lien senior secured loan	8.18%		SOFR (Q)	4.50%	08/2031		25,659.6
			First lien senior secured loan					08/2031		—	(165)
Drogon Bidco Inc. & Drogon Aggregator LP	5 Penn Plaza, 19th Floor, New York, NY 10001	Commercial & Professional Services	First lien senior secured revolving loan					08/2030		—	(166)
			First lien senior secured loan	8.47%		SOFR (B)	4.75%	08/2031		33,125.6	(167)
			First lien senior secured loan					08/2031		—	(168)
			Class A-2 common units						0.80%	2,912.2
DRSLF 2022-104	655 Broad Street, 8th Floor, Newark, NJ 07102	Investment Funds and Vehicles	Collaterized loan obligation	11.29%		SOFR (Q)	7.40%	08/2034		5,784.1	(5)
Dundee Eros, LP	‘s-Gravelandseweg 80, 1217 EW Hilversum, Netherlands	Sports, Media and Entertainment	Limited partnership interest						0.45%	4,560.2
Duraserv LLC	11111 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025	Commercial & Professional Services	First lien senior secured revolving loan	8.57%		SOFR (M)	4.75%	06/2030		559.9	(169)
			First lien senior secured loan	8.48%		SOFR (M)	4.75%	06/2031		35,823.6	(170)
			First lien senior secured loan					06/2031		—	(171)
Dynamo Midco B.V.	Vogelweiherstrasse 1/15, 90441 Nürnberg, Germany	Automobiles & Components	First lien senior secured loan	7.09%		SOFR (M)	3.25%	09/2031		18,591.8	(5)
Eagle Parent Corp.	2250 Pilot Knob Road, Suite 100, Mendota Heights, MN 55120	Commercial & Professional Services	First lien senior secured loan	7.92%		SOFR (Q)	4.25%	04/2029		4,224.9
EC Partners Spanish BidCo, S.L.U.	Calle Suero de Quiñones 34-36, 28002 Madrid, Spain	Capital Goods	First lien senior secured loan	7.85%		Euribor (S)	5.75%	01/2032		756.6	(5)
			First lien senior secured loan					01/2032		—	(5)(172)
Echo Purchaser, Inc.	2325 Dulles Corner Boulevard, Herndon, VA 20171	Software & Services	First lien senior secured revolving loan					11/2029		—	(173)
			First lien senior secured loan	9.22%		SOFR (M)	5.50%	11/2029		27,930.0
ECi Macola/MAX Holding, LLC	9 E Loockerman Street, Suite 311, Dover, DE 19901	Software & Services	First lien senior secured loan	6.42%		SOFR (Q)	2.75%	05/2030		27,988.3
Eclipse Topco, Inc., Eclipse Investor Parent, L.P. and Eclipse Buyer, Inc.	3700 N Capital of Texas Highway, Austin, TX 78746	Software & Services	First lien senior secured revolving loan					09/2031		—	(174)
			First lien senior secured loan	8.25%		SOFR (M)	4.50%	09/2031		107,819.5
			First lien senior secured loan					09/2031		—	(175)
			Preferred units	12.50	% PIK				0.98%	3,567.0
			Class A common units						0.02%	279.7
Edition Holdings, Inc. and Enverus, Inc.	2901 Vía Fortuna, Suite 200, Austin, TX 78746	Software & Services	First lien senior secured revolving loan					12/2032		—	(176)
			First lien senior secured loan	8.20%		SOFR (M)	4.50%	12/2032		69,842.1
			First lien senior secured loan					12/2032		—	(177)
Edmunds Govtech, Inc.	301 Tilton Road, Northfield, NJ 08225	Software & Services	First lien senior secured revolving loan	7.42%		SOFR (Q)	3.75%	02/2030		301.4	(178)
			First lien senior secured revolving loan					02/2030		—	(179)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	02/2031		3,257.8	(180)
EFS Cogen Holdings I LLC	2581 Brunswick Avenue, Linden, NJ 07036	Independent Power and Renewable Electricity Producers	First lien senior secured loan	6.67%		SOFR (Q)	3.00%	10/2031		1,099.9
Einstein Parent, Inc.	500 108th Avenue NE, Bellevue, WA 98004	Software & Services	First lien senior secured revolving loan					01/2031		—	(181)
			First lien senior secured loan	10.36%		SOFR (Q)	6.50%	01/2031		16,100.7
Electron Bidco Inc.	4001 Kennett Pike, Suite 302, Wilmington, DE 19807	Health Care Equipment and Services	First lien senior secured loan	6.22%		SOFR (M)	2.50%	11/2028		68,717.1

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
Elliott Davis Advisory, LLC and Elliott Davis Advisory HoldCo, LLC	200 E Broad Street, Suite 500, Greenville, SC 29601	Commercial & Professional Services	First lien senior secured revolving loan	8.73%		SOFR (Q)	4.75%	07/2031		2,372.8	(182)
			First lien senior secured loan	8.87%		SOFR (S)	4.75%	07/2031		29,762.1
			First lien senior secured loan					07/2031		—	(183)
			Common stock						1.55%	5,162.0
ELM DebtCo, LLC	60 State Street, Peoria, IL 61602	Capital Goods	First lien senior secured revolving loan					11/2031		—	(184)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	11/2031		3,259.8
			First lien senior secured loan					11/2031		—	(185)
ELM12 2021-5	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.80%		SOFR (Q)	5.90%	10/2037		1,462.4	(5)
ELM24 2023-3	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	8.98%		SOFR (Q)	5.10%	01/2038		2,011.6	(5)
ELM27 2024-3	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	10.13%		SOFR (Q)	6.25%	04/2037		2,021.0	(5)
ELM29 2024-5	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	10.28%		SOFR (Q)	6.40%	04/2037		3,517.5	(5)
ELM30 2024-6	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.13%		SOFR (Q)	5.25%	07/2037		1,592.5	(5)
ELM32 2024-8	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	11.65%				10/2037		1,730.9	(5)
ELM35 2024-11	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	11.18%				10/2037		1,264.4	(5)
ELM38 2025-1	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	8.36%		SOFR (Q)	4.50%	04/2038		1,507.4	(5)
ELM39 2025-2	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	8.28%		SOFR (Q)	4.40%	04/2038		1,146.5	(5)
ELM40 2025-3	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.13%		SOFR (Q)	5.25%	03/2038		1,771.3	(5)
ELM42 2025-5	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	10.78%		SOFR (Q)	6.50%	03/2038		2,278.6	(5)
ELM44 2025-7	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	10.50%				10/2038		20,816.6	(5)
ELMW2 2019-2	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.63%		SOFR (Q)	5.75%	10/2037		4,859.5	(5)
ELMW4 2020-1	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	10.03%		SOFR (Q)	6.15%	04/2037		2,730.4	(5)
EMB Purchaser, Inc.	70 Bacon Street, Pawtucket, RI 02860	Commercial & Professional Services	First lien senior secured revolving loan					03/2032		—	(186)
			First lien senior secured loan	8.25%		SOFR (Q)	4.50%	03/2032		119,277.5	(187)
Emerald Debt Merger Sub LLC	8100 W Florissant Avenue, St. Louis, MO 63136	Technology Hardware & Equipment	First lien senior secured loan	6.12%		SOFR (S)	2.25%	08/2031		12,987.0
			First lien senior secured loan	6.07%		SOFR (Q)	2.25%	05/2030		16,789.5
Empower Payments Investor, LLC	1131 4th Avenue S, Nashville, TN 37210	Health Care Equipment and Services	First lien senior secured revolving loan					03/2030		—	(188)
			First lien senior secured loan	8.23%		SOFR (Q)	4.50%	03/2031		22,155.0
			First lien senior secured loan	8.62%		SOFR (Q)	4.75%	03/2031		1,713.1
			First lien senior secured loan					03/2031		—	(189)
Endeavor Bidco LLC and Endeavor TopCo, Inc.	225 Liberty Street, 10th Floor, New York, NY 10281	Financial Services	First lien senior secured loan	7.92%		SOFR (Q)	4.25%	08/2029		13,196.0
			Class A common units						0.32%	3,897.4
Endeavor Group Holdings, Inc.	9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, CA 90210	Sports, Media and Entertainment	First lien senior secured loan	6.72%		SOFR (M)	3.00%	03/2032		27,319.6
Endurance PT Technology Buyer Corporation and Endurance PT Technology Holdings LLC	325 Hall Street, Tiffin, OH 44883	Capital Goods	First lien senior secured revolving loan	10.17%		SOFR (Q)	6.50%	10/2031		2,316.8	(190)
			First lien senior secured loan	10.17%		SOFR (Q)	6.50%	10/2031		64,691.5
			Preferred equity	8.00	% PIK				4.54%	9,460.8
			Common units						4.54%	1,051.2

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
Ensemble RCM, LLC	11511 Reed Hartman Highway, Cincinnati, OH 45241	Health Care Equipment and Services	First lien senior secured loan	6.84%		SOFR (Q)	3.00%	08/2029		59,296.3
Ensono, Inc.	3333 Finley Road, Downers Grove, IL 60515	Software & Services	First lien senior secured loan	7.83%		SOFR (M)	4.00%	05/2028		31,782.1
Entrata Inc	4205 Chapel Ridge Road, Lehi, UT 84043	Software & Services	First lien senior secured loan	6.72%		SOFR (M)	3.00%	09/2032		3,589.8
Envisage Management Ltd	Devonshire House Office 129, Wade Road, Basingstoke RG24 8PE, United Kingdom	Health Care Equipment and Services	First lien senior secured loan	10.96% (2.19	% PIK)	SONIA (Q)	7.19%	04/2031		5,955.0	(5)
			First lien senior secured loan	10.24%		SONIA (S)	6.50%	04/2031		821.1	(5)(191)
Enviva Inc.	7500 Old Georgetown Road, Suite 1400, Bethesda, MD 20814	Energy	First lien senior secured loan	10.61	% PIK	SOFR (Q)	6.88%	12/2029		21,331.8
Epicor Software Corporation	804 Las Cimas Parkway, Austin, TX 78746	Software & Services	First lien senior secured loan	6.22%		SOFR (M)	2.50%	05/2031		46,850.8
Equinox Holdings, Inc.	31 Hudson Yards, New York, NY 10001	Consumer Services	First lien senior secured loan	11.92% (4.13	% PIK)	SOFR (Q)	8.25%	03/2029		42,468.9
			Second lien senior secured loan	16.00	% PIK			06/2027		4,449.6
eResearchTechnology, Inc. and Astorg VII Co-Invest ERT	1818 Market Street, Philadelphia, PA 19103	Software & Services	First lien senior secured revolving loan					10/2031		—	(192)
			First lien senior secured loan	8.47%		SOFR (M)	4.75%	01/2032		77,899.0	(193)
ESHA Intermediate, LLC	4747 Skyline Road S, Suite 100, Salem, OR 97306	Software & Services	First lien senior secured revolving loan					12/2032		—	(194)
			First lien senior secured loan	8.44%		SOFR (Q)	4.75%	12/2032		13,889.7
			First lien senior secured loan					12/2032		—	(195)
Eternal Aus Bidco Pty Ltd	40 Mount Street, Level 5, North Sydney NSW 2060, Australia	Consumer Services	First lien senior secured loan	8.71%		BBSY (S)	5.00%	10/2029		2,232.1	(5)(196)
Excel Fitness Consolidator LLC, Health Buyer LLC and Excel Fitness Holdings, Inc.	1901 W Braker Lane, Austin, TX 78758	Consumer Services	First lien senior secured revolving loan	8.48%		SOFR (M)	4.75%	04/2030		202.6	(197)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	04/2030		10,985.1
			First lien senior secured loan					04/2030		—	(198)
Excelitas Technologies Corp.	200 West Street, Waltham, MA 02451	Technology Hardware & Equipment	First lien senior secured loan	8.97%		SOFR (M)	5.25%	08/2029		32,500.0
			First lien senior secured loan					08/2029		—	(199)
Expereo USA, Inc. and Ristretto Bidco B.V.	Thomas R Malthusstraat 3A, 1066 JR Amsterdam, Netherlands	Telecommunication Services	First lien senior secured revolving loan					12/2030		—	(5)(200)
			First lien senior secured loan	10.22% (3.50	% PIK)	SOFR (Q)	6.50%	12/2030		59,420.8	(5)(201)
FCG Acquisitions, Inc.	3915 Shopton Road, Charlotte, NC 28217	Capital Goods	First lien senior secured loan	6.97%		SOFR (M)	3.25%	03/2028		51,361.4
FEH Group, LLC.	347 Don Shula Drive, Miami Gardens, FL 33056	Sports, Media and Entertainment	Class A common interest						2.00%	162,906.4
			Class A common interest						2.00%	4,751.4
			Class A common interest						2.00%	1,171.9
Fertitta Entertainment, LLC	1510 W Loop S, Houston, TX 77027	Consumer Services	First lien senior secured loan	6.97%		SOFR (M)	3.25%	01/2029		17,909.9
Fever Labs, Inc.	76 Greene Street, New York, NY 10012	Sports, Media and Entertainment	First lien senior secured revolving loan	11.00%				11/2028		11,594.7	(202)
			First lien senior secured revolving loan					11/2028		—	(203)
			First lien senior secured loan	11.00%				11/2028		24,920.2	(204)
			First lien senior secured loan	10.50%				11/2028		1,200.0
			First lien senior secured loan					11/2028		—	(205)
			Series B redeemable preferred stock	13.50	% PIK				26.19%	12,699.6
			Series E-5 convertible shares						0.05%	1,668.6
			Warrant to purchase common stock					06/2035	0.04%	—

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
FIC Matterhorn CF, LP and FIC Matterhorn CF Feeder, LP	2707 N Loop W, Suite 130, Houston, TX 77008	Gas Utilities	Limited partnership interests						96.06%	19,712.9	(5)(206)
			Limited partnership interests						0.00%	0.7	(5)(207)
Finastra USA, Inc., DH Corporation/Societe DH, and Finastra Europe S.A R.L.	4 Kingdom Street, London W2 6BD, United Kingdom	Software & Services	First lien senior secured loan	10.97%		SOFR (Q)	7.25%	09/2029		6,255.3	(5)
Firebird Acquisition Corp, Inc.	3760 Kilroy Airport Way, Suite 600, Long Beach, CA 90806	Commercial & Professional Services	First lien senior secured revolving loan					02/2032		—	(208)
			First lien senior secured loan	8.84% (2.75	% PIK)	SOFR (Q)	5.00%	02/2032		17,603.5
			First lien senior secured loan	8.34%		SOFR (Q)	4.50%	02/2032		3,885.6	(209)
First Student Bidco Inc.	191 Rosa Parks Street, 8th Floor, Cincinnati, OH 45202	Transportation	First lien senior secured loan	6.17%		SOFR (Q)	2.50%	08/2030		90,634.8
Fitness Ventures Holdings, Inc. and Meaningful Partners Fitness Ventures Co-Investment LP	999 Douglas Avenue, Altamonte Springs, FL 32714	Consumer Services	First lien senior secured revolving loan	7.73%		SOFR (M)	4.00%	08/2030		2,405.0	(3)(210)
			First lien senior secured loan	8.99%		SOFR (M)	5.25%	08/2031		46,504.4	(3)(211)
			Common units						4.88%	12,038.5	(3)
FL Hawk Intermediate Holdings, Inc.	3145 Medlock Bridge Road, Norcross, GA 30071	Technology Hardware & Equipment	First lien senior secured revolving loan					02/2029		—	(212)
			First lien senior secured loan	8.35%		SOFR (M)	4.50%	02/2030		8,175.5
Flexera Software LLC	1000 E Woodfield Road, Suite 400, Schaumburg, IL 60173	Software & Services	First lien senior secured revolving loan					08/2032		—	(213)
			First lien senior secured loan	8.47%		SOFR (Q)	4.75%	08/2032		110,592.7
			First lien senior secured loan	6.43%		Euribor (M)	4.50%	08/2032		7,871.6
Flexsys Cayman Holdings, LP	260 Springside Drive, Akron, OH 44333	Materials	First lien senior secured loan	9.97%		SOFR (M)	6.25%	08/2029		3,704.5
			First lien senior secured loan	9.08%		SOFR (M)	5.25%	08/2029		456.8
Flint OpCo, LLC	4550 Main Street, Suite 220, Kansas City, MO 64111	Consumer Services	First lien senior secured revolving loan					08/2029		—	(214)
			First lien senior secured loan	8.58%		SOFR (Q)	4.75%	08/2030		14,905.3	(215)
			First lien senior secured loan					08/2030		—	(216)
FlyWheel Acquireco, Inc.	6600 Kalanianaole Highway, Suite 200, Honolulu, HI 96825	Commercial & Professional Services	First lien senior secured revolving loan	10.22%		SOFR (M)	6.50%	05/2028		160.7	(217)
			First lien senior secured loan	10.22%		SOFR (M)	6.50%	05/2030		13,091.5
Focus Financial Partners, LLC	875 3rd Avenue, 28th Floor, New York, NY 10022	Financial Services	First lien senior secured loan	6.22%		SOFR (M)	2.50%	09/2031		55,633.8
Forward Keystone Holdings, LP	8163 Gorgoza Pines Road, Park City, UT 84098	Food & Beverage	Senior subordinated loan	15.00% (8.00	% PIK)			03/2029		24,336.1	(218)
			Common units						6.33%	3,894.9
Forza Insurance Holdings, LLC	200 Decadon Drive, Egg Harbor Township, NJ 08234	Insurance	First lien senior secured loan	9.42%		SOFR (Q)	5.75%	02/2030		40,592.2
Fossil Group, Inc., Fossil Partners, L.P., and Fossil Canada Inc.	901 S Central Expressway, Richardson, TX 75080	Consumer Durables & Apparel	First lien senior secured revolving loan	9.04%		SOFR (M)	5.00%	08/2030		1,868.7	(5)(219)
Freeport LNG Investments, LLLP	333 Clay Street, Suite 5050, Houston, TX 77002	Energy	First lien senior secured loan	7.15%		SOFR (Q)	3.00%	11/2026		44,262.4
			First lien senior secured loan	7.12%		SOFR (Q)	3.25%	12/2028		18,252.7

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
Froneri International Limited	Plews Way, Leeming Bar, Northallerton DL7 9UL, United Kingdom	Food & Beverage	First lien senior secured loan	6.12%		SOFR (Q)	2.25%	09/2032		28,124.3	(5)
			First lien senior secured loan	4.87%		Euribor (S)	2.75%	09/2032		11,880.6	(5)
Frontline Road Safety Operations, LLC	1125 17th Street, Suite 1575, Denver, CO 80202	Commercial & Professional Services	First lien senior secured revolving loan					03/2032		—	(220)
			First lien senior secured loan	8.72% (2.00	% PIK)	SOFR (M)	5.00%	03/2032		76,692.7	(221)
			First lien senior secured loan	8.72% (2.00	% PIK)	SOFR (M)	5.00%	03/2032		7,580.3
FTAI Infrastructure Inc. and FIP RR Holdings LLC	1345 Avenue of the Americas, 45th Floor, New York, NY 10105	Transportation	First lien senior secured loan	7.88%		SOFR (Q)	4.00%	08/2026		81,723.9	(5)
			Series A preferred shares	10.00	% PIK			08/2035	3.78%	36,803.8	(5)
			Warrant to purchase common units					08/2035	3.78%	2,268.5	(5)
G702 Buyer, Inc.	1735 New York Ave NW, Washington, DC 20006	Commercial & Professional Services	First lien senior secured revolving loan					07/2031		—	(222)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	07/2031		10,048.8
Gainwell Acquisition Corp.	9 W 57th Street, 32nd Floor, New York, NY 10019	Health Care Equipment and Services	First lien senior secured loan	7.77%		SOFR (Q)	4.00%	10/2027		72,658.8
GAPCO AIV Interholdco (CP), L.P.	5454 W 110th Street, Overland Park, KS 66211	Financial Services	Senior subordinated loan	10.42	% PIK	SOFR (Q)	6.75%	03/2033		52,451.0	(5)
			Senior subordinated loan					03/2033		—	(5)(223)
GC Waves Holdings, Inc.	1200 17th Street, Denver, CO 80202	Financial Services	First lien senior secured revolving loan					10/2030		—	(5)(224)
			First lien senior secured loan	8.22%		SOFR (M)	4.50%	10/2030		23,394.1	(5)(225)
GCBSL 2022-60	150 S Wacker Drive, Suite 800, Chicago, IL 60606	Investment Funds and Vehicles	Collaterized loan obligation	9.86%		SOFR (Q)	6.00%	10/2034		2,371.4	(5)
GCBSL 2024-77	150 S Wacker Drive, Suite 800, Chicago, IL 60606	Investment Funds and Vehicles	Collaterized loan obligation	8.71%		SOFR (Q)	4.85%	01/2038		1,505.4	(5)
GCBSL 2025-79	150 S Wacker Drive, Suite 800, Chicago, IL 60606	Investment Funds and Vehicles	Collaterized loan obligation	8.53%		SOFR (Q)	4.65%	04/2038		1,504.4	(5)
GCBSL 2025-82	150 S Wacker Drive, Suite 800, Chicago, IL 60606	Investment Funds and Vehicles	Collaterized loan obligation	8.72%		SOFR (Q)	4.75%	10/2038		4,014.4	(5)
GCM HVAC Holdco, LLC and GCM HVAC Topco, LLC	250 W 55th Street, 36th Floor, New York, NY 10019	Commercial & Professional Services	First lien senior secured loan	14.00	% PIK			09/2031		3,235.9
			Class A common units						0.79%	2,101.1
Gen II Fund Services, LLC	1675 Broadway, 4th Floor, New York, NY 10019	Financial Services	First lien senior secured loan	6.42%		SOFR (Q)	2.75%	11/2031		58,751.6
Generator US Buyer, Inc. and Total Power Limited	6450 Kestrel Road, Mississauga, ON L5T 1Z7, Canada	Capital Goods	First lien senior secured revolving loan					07/2030		—	(5)(226)
			First lien senior secured loan	6.76%		CORRA (Q)	4.50%	07/2030		7,859.8	(5)(227)
			First lien senior secured loan	8.17%		SOFR (Q)	4.50%	07/2030		987.5	(5)
			First lien senior secured loan					07/2030		—	(5)(228)
Gestion ABS Bidco Inc. / ABS Bidco Holdings Inc.	1155 Boulevard René-Lévesque O, Suite 4100, Montréal, QC H3B 3V2, Canada	Insurance	First lien senior secured revolving loan					03/2031		—	(5)(229)
			First lien senior secured loan	7.25%		CORRA (M)	5.00%	03/2031		13,153.4	(5)
			First lien senior secured loan	7.27%		CDOR (Q)	5.00%	03/2031		396.5	(5)(230)
GFL Environmental Inc.	100 New Park Place, Suite 500, Vaughan, ON L4K 0H9, Canada	Commercial & Professional Services	First lien senior secured loan	6.27%		SOFR (Q)	2.50%	03/2032		21,670.1
GHP-VGS Purchaser LLC	1 Cabot Road, Suite 100, Hudson, MA 01749	Software & Services	First lien senior secured revolving loan					04/2032		—	(231)
			First lien senior secured loan	8.59%		SOFR (Q)	4.75%	04/2032		11,943.3
			First lien senior secured loan					04/2032		—	(232)
GLM 2022-12	300 Park Avenue, 21st Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	9.58%		SOFR (Q)	5.70%	07/2037		2,128.7	(5)
Global Medical Response, Inc. and GMR Buyer Corp.	4400 Highway 121, Suite 700, Lewisville, TX 75056	Health Care Equipment and Services	First lien senior secured loan	7.38%		SOFR (Q)	3.50%	10/2032		144,518.1
Global Music Rights, LLC	907 Westwood Boulevard, Los Angeles, CA 90024	Sports, Media and Entertainment	First lien senior secured revolving loan					12/2031		—	(233)
			First lien senior secured loan	8.17%		SOFR (Q)	4.50%	12/2031		136,354.2
GMF Parent, Inc. and GMF Group Holdings, LP	311 W Monroe Street, Chicago, IL 60606	Consumer Distribution and Retail	First lien senior secured revolving loan					12/2032		—	(234)
			First lien senior secured loan	8.20%		SOFR (Q)	4.50%	12/2032		13,907.3
			First lien senior secured loan					12/2032		—	(235)
			Class A2 units						0.61%	2,414.0
GNRT 2023-12	225 Liberty Street, Suite 4210, New York, NY 10281	Investment Funds and Vehicles	Collaterized loan obligation	7.91%				07/2038		659.0	(5)

								% of Class
							Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon	Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
GNRT 2024-20	225 Liberty Street, Suite 4210, New York, NY 10281	Investment Funds and Vehicles	Collaterized loan obligation	13.93%			01/2038		9,826.8	(5)
GNRT 9	225 Liberty Street, Suite 4210, New York, NY 10281	Investment Funds and Vehicles	Collaterized loan obligation	10.23%	SOFR (Q)	6.35%	01/2038		1,947.7	(5)
GOCAP 2024-71	200 Park Avenue, 25th Floor, New York, NY 10166	Investment Funds and Vehicles	Collaterized loan obligation	8.96%	SOFR (Q)	5.10%	02/2037		4,519.2	(5)
Golden State Foods LLC	18301 Von Karman Avenue, Suite 1100, Irvine, CA 92612	Consumer Services	First lien senior secured loan	7.67%	SOFR (Q)	4.00%	12/2031		13,103.4
Goldeneye Parent, LLC	1018 W 9th Avenue, Suite 200, King of Prussia, PA 19406	Software & Services	First lien senior secured revolving loan				03/2032		—	(236)
			First lien senior secured loan	8.47%	SOFR (M)	4.75%	03/2032		18,339.2
Grant Thornton Advisors LLC	171 N Clark Street, Suite 200, Chicago, IL 60601	Commercial & Professional Services	First lien senior secured loan	6.47%	SOFR (M)	2.75%	06/2031		2,906.0
Green Infrastructure Partners Inc.	100 Commerce Valley Drive W, Markham, ON L3T 7P4, Canada	Capital Goods	First lien senior secured loan	6.42%	SOFR (Q)	2.75%	09/2032		18,000.0	(5)
Grit Buyer, Inc. and Integrum Grit Co-Invest LP	1 S Wacker Drive, 38th Floor, Chicago, IL 60606	Financial Services	First lien senior secured revolving loan				07/2031		—	(237)
			First lien senior secured loan	8.37%	SOFR (Q)	4.50%	07/2032		63,110.8	(238)
			Limited partnership interests					0.32%	3,981.6	(5)(239)
GroundWorks, LLC	1741 Corporate Landing Parkway, Virginia Beach, VA 23454	Consumer Services	First lien senior secured loan	6.93%	SOFR (M)	3.00%	03/2031		3,765.6
GS SEER Group Borrower LLC and GS SEER Group Holdings LLC	160 NW Gilman Boulevard, Issaquah, WA 98027	Consumer Services	First lien senior secured revolving loan	10.52%	SOFR (M)	6.75%	04/2029		242.2	(240)
			First lien senior secured loan	10.42%	SOFR (Q)	6.75%	04/2030		12,605.4	(241)
			Class A common units					0.01%	47.6
GSM Rights Fund II LP	6900 Tavistock Lakes Boulevard, Orlando, FL 32827	Sports, Media and Entertainment	Class B Interest				03/2031	0.82%	2,113.5	(5)(242)
GSV Purchaser, Inc.	100 Newtown Road, Plainview, NY 11803	Capital Goods	First lien senior secured revolving loan				08/2030		—	(243)
			First lien senior secured loan	8.28%	SOFR (M)	4.50%	08/2031		39,723.4	(244)
GTCR Everest Borrower, LLC	55 Walls Drive, Fairfield, CT 06824	Financial Services	First lien senior secured revolving loan				09/2029		—	(5)(245)
GTCR F Buyer Corp. and GTCR (D) Investors LP	55 Walls Drive, Fairfield, CT 06824	Financial Services	First lien senior secured revolving loan	8.73%	SOFR (M)	5.00%	09/2029		187.5	(246)
			First lien senior secured loan	8.67%	SOFR (Q)	5.00%	09/2030		14,302.2	(247)
			Limited partnership interests					0.04%	166.4	(248)
Guidepoint Security Holdings, LLC	2201 Cooperative Way, Suite 225, Herndon, VA 20171	Software & Services	First lien senior secured revolving loan				10/2029		—	(249)
			First lien senior secured loan	8.97%	SOFR (M)	5.25%	10/2029		15,795.2
			First lien senior secured loan				10/2029		—	(250)
Gula Buyer Inc. and Gula Co-Invest II, L.P.	230 E Riverside Drive, Eagle, ID 83616	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	8.27%	SOFR (M)	4.50%	10/2031		148,875.0
			Common units					0.07%	717.9
Hakken Midco B.V.	Robijnstraat 76, 1812 RB Alkmaar, Netherlands	Software & Services	First lien senior secured loan	9.30%	Euribor (S)	7.25%	07/2030		5,239.8	(5)(251)
Hamilton Projects Acquiror, LLC	1209 Orange Street, Wilmington, DE 19801	Independent Power and Renewable Electricity Producers	First lien senior secured loan	6.22%	SOFR (M)	2.50%	05/2031		7,715.7
HAMLN 2024-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	9.28%	SOFR (Q)	5.40%	10/2037		2,026.4	(5)
Harbourvest Global Private Equity Limited	St Julian’s Avenue, St. Peter Port, Guernsey GY1 1WA, Channel Islands	Financial Services	Private asset-backed investment	7.65%	SOFR (Q)	3.50%	06/2029		30,875.0	(252)
Harvey Tool Company, LLC	428 Newburyport Turnpike, Rowley, MA 01969	Capital Goods	First lien senior secured loan	6.90%	Euribor (M)	5.00%	08/2032		8,745.7
HBH Buyer, LLC	3875 Mansell Road, Suite 100, Alpharetta, GA 30022	Food & Beverage	First lien senior secured revolving loan	7.17%	SOFR (Q)	3.50%	09/2031		3,839.2	(253)
			First lien senior secured revolving loan				09/2031		—	(254)
			First lien senior secured loan	8.92%	SOFR (Q)	5.25%	09/2031		24,061.4
			First lien senior secured loan				09/2031		—	(255)
Helios Service Partners, LLC and Astra Service Partners, LLC	1 California Street, Suite 2900, San Francisco, CA 94111	Consumer Services	First lien senior secured loan	8.34%	SOFR (Q)	4.50%	11/2032		27,037.4
			First lien senior secured loan				11/2032		—	(256)
Helix Acquisition Holdings, Inc.	9501 Technology Boulevard, Suite 401, Rosemont, NC 60018	Capital Goods	First lien senior secured loan	10.82%	SOFR (M)	7.00%	03/2030		14,188.7
Hellman & Friedman Capital Partners VIII, L.P.	415 Mission Street, Suite 5700, San Francisco, CA 94105	Investment Funds and Vehicles	Limited partnership interests					0.02%	1,874.1	(5)(257)
HGC Holdings, LLC	13873 Park Center Road, Suite 203, Herndon, VA 20171	Consumer Services	First lien senior secured revolving loan				06/2029		—	(258)
			First lien senior secured loan	8.24%	SOFR (M)	4.50%	06/2029		64,490.4	(259)
HgCapital 8 A L.P.	2 More London Riverside, London SE1 2AP, United Kingdom	Investment Funds and Vehicles	Limited partnership interests					0.05%	987.4	(5)(260)

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
HIG Finance 2 Limited	1 Creechurch Place, London EC3A 5AF, United Kingdom	Insurance	First lien senior secured loan	6.49%		SOFR (M)	2.75%	04/2030		21,797.7	(5)
			First lien senior secured loan	6.47%		SOFR (M)	2.75%	02/2031		22,279.4	(5)
Higginbotham Insurance Agency, Inc., HIG Operations Holdings, Inc., and HIG Intermediate, Inc.	500 W 13th Street, Forth Worth, TX 76102	Insurance	First lien senior secured loan	8.22%		SOFR (M)	4.50%	06/2031		5,887.2
			First lien senior secured loan					06/2031		—	(261)
			Series A preferred shares	10.50%					14.66%	33,710.0
High Street Buyer, Inc. and High Street Holdco LLC	305 W Front Street, Suite 201, Traverse City, MI 49684	Insurance	First lien senior secured loan	8.17%		SOFR (Q)	4.50%	04/2028		4,415.7	(262)
Highline Aftermarket Acquisition, LLC, Highline Aftermarket SC Acquisition, Inc. and Highline PPC Blocker LLC	8700 Trail Lake Drive W, Suite 300, Memphis, TN 38125	Automobiles & Components	First lien senior secured loan	7.32%		SOFR (Q)	3.50%	02/2030		5,021.9
HighPeak Energy, Inc.	421 W 3rd Street, Forth Worth, TX 76102	Energy	First lien senior secured loan	11.32%		SOFR (Q)	7.50%	09/2028		107,196.6	(5)
HighTower Holding, LLC	200 W Madison Street, Suite 2500, Chicago, IL 60606	Financial Services	First lien senior secured loan	6.65%		SOFR (Q)	2.75%	02/2032		41,483.1	(5)
HIGPK 2025-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	8.77%		SOFR (Q)	4.90%	07/2038		6,089.7	(5)
Hills Distribution, Inc., Hills Intermediate FT Holdings, LLC and GMP Hills, LP	300 Research Parkway, Meriden, CT 06450	Consumer Distribution and Retail	First lien senior secured revolving loan	7.75%		SOFR (M)	4.00%	11/2029		3,026.9	(263)
			First lien senior secured loan	9.24%		SOFR (Q)	5.50%	11/2029		6,997.8
			First lien senior secured loan					11/2029		—	(264)
			Limited partnership interest						2.15%	5,068.0
Himalaya TopCo LLC and BCPE Hyperlink Holdings, LP	30 Corporate Drive, Suite 150, Burlington, MA 01803	Health Care Equipment and Services	First lien senior secured revolving loan					06/2032		—	(265)
			First lien senior secured loan	8.72% (2.25	% PIK)	SOFR (M)	5.00%	06/2032		158,160.8
			First lien senior secured loan					06/2032		—	(266)
			Class A units						0.08%	2,146.3
Horizon Avionics Buyer, LLC and Horizon CTS Buyer, LLC	1025 W NASA Boulevard, Building A, Melbourne, FL 32919	Capital Goods	First lien senior secured revolving loan	8.17%		SOFR (Q)	4.50%	03/2032		1,896.7	(267)
			First lien senior secured revolving loan	10.25%		Base Rate (S)	3.50%	03/2032		1,083.8
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	03/2032		75,600.7
			First lien senior secured loan					03/2032		—	(268)
HP RSS Buyer, Inc.	11620 Arbor Street, Omaha, NE 68144	Commercial & Professional Services	First lien senior secured loan	8.42%		SOFR (Q)	4.75%	12/2029		17,773.7	(269)
			First lien senior secured loan	8.67%		SOFR (Q)	5.00%	12/2029		11,428.8
			First lien senior secured loan					12/2029		—	(270)
HPCC Parent, Inc. and Patriot Container Corp.	6525 Morrison Boulevard, Suite 300, Charlotte, NC 28211	Capital Goods	First lien senior secured loan	13.00% (7.00	% PIK)			09/2030		74,826.5	(271)
			Common stock						1.88%	4,077.3
HPPK 2024-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	13.51%				10/2037		2,369.4	(5)
HS Purchaser, LLC, and Help/Systems Holdings, Inc.	11095 Viking Drive, Suite 100, Eden Prairie, MN 55344	Software & Services	First lien senior secured loan	10.37%		SOFR (Q)	6.50%	05/2029		50,375.7
Hub International Limited	55 E Jackson Boulevard, 14th Floor, Chicago, IL 60604	Insurance	First lien senior secured loan	6.12%		SOFR (Q)	2.25%	06/2030		58,711.9
HuFriedy Group Acquisition LLC	13413 Galleria Circle, Austin, TX 78738	Health Care Equipment and Services	First lien senior secured revolving loan					05/2030		—	(272)
			First lien senior secured loan	9.30%		SOFR (Q)	5.50%	05/2031		55,505.9
			First lien senior secured loan	9.26%		SOFR (S)	5.50%	06/2031		5,145.9	(273)
Hyland Software, Inc.	28500 Clemens Road, Westlake, OH 44145	Software & Services	First lien senior secured revolving loan					09/2029		—	(274)
			First lien senior secured loan	8.67%		SOFR (Q)	5.00%	09/2030		23,419.1
iCapital, Inc.	60 E 42nd Street, New York, NY 10165	Software & Services	Common stock						0.33%	26,157.0
Icefall Parent, Inc.	401 Congress Avenue, Austin, TX 78701	Software & Services	First lien senior secured revolving loan					01/2030		—	(275)
			First lien senior secured loan	8.17%		SOFR (Q)	4.50%	01/2030		10,790.7
Icon Parent I Inc.	6330 S 3000 E, Suite 700, Cottonwood Heights, UT 84121	Financial Services	First lien senior secured loan	6.44%		SOFR (Q)	2.75%	11/2031		43,700.5
ID.me, LLC and ID.me, Inc.	8280 Greensboro Drive, Mclean, VA 22102	Software & Services	First lien senior secured revolving loan					01/2031		—	(276)
			First lien senior secured loan	10.25% (5.25	% PIK)			01/2031		74,840.6	(277)
			Series E preferred units						2.40%	10,364.9
			Warrant to purchase common stock					01/2035	2.40%	6,629.0
Idera, Inc.	10801 N Mopac Expressway, Building 1, Suite 100, Austin, TX 78759	Software & Services	First lien senior secured loan	7.35%		SOFR (Q)	3.50%	03/2028		5,533.4
IFH Franchisee Holdings, LLC	35 Old Tavern Road, Orange, CT 06477	Consumer Services	First lien senior secured revolving loan	7.87%		SOFR (Q)	4.00%	12/2029		11,194.0	(278)
			First lien senior secured loan	9.37%		SOFR (Q)	5.50%	12/2029		47,011.4

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
			First lien senior secured loan					12/2029		—	(279)
Igea Bidco S.p.A. and Masco Group S.p.A.	Largo Francesco Richini 2/A, 20122 Milano, Italy	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured notes	8.73%				09/2031		4,286.0	(5)
			First lien senior secured notes	8.73%				09/2031		889.2	(5)
			First lien senior secured loan					09/2030		—	(5)(280)
			First lien senior secured loan					12/2031		—	(5)(326)
Imprivata, Inc.	20 CityPoint, 480 Totten Pond Road, 6th Floor, Waltham, MA 02451	Software & Services	First lien senior secured loan	6.67%		SOFR (Q)	3.00%	12/2027		22,166.1
Infinity Home Services HoldCo, Inc., D&S Amalco and IHS Parent Holdings, L.P.	3 Glenwood Road, East Hanover, NJ 07936	Consumer Services	First lien senior secured revolving loan					12/2028		—	(5)(281)
			First lien senior secured loan	9.67%		SOFR (Q)	6.00%	12/2028		9,949.2	(5)(282)
			First lien senior secured loan	9.17%		SOFR (Q)	5.50%	12/2028		5,253.2	(5)(283)
			First lien senior secured loan	8.26%		CORRA (Q)	6.00%	12/2028		1,173.0	(5)
			First lien senior secured loan					12/2028		—	(5)(284)
			Class A units						0.01%	57.8	(5)
Infoblox Inc	2390 Mission College Boulevard, Suite 501, Santa Clara, CA 95054	Telecommunication Services	First lien senior secured loan	6.59%		SOFR (M)	2.75%	11/2029		35,302.0
INNIO Group Holding GmbH	Achenseestrasse 1-3, 6200 Jenbach, Austria	Capital Goods	First lien senior secured loan	6.13%		SOFR (S)	2.25%	11/2028		10,025.0	(5)
Insight Venture Partners (Cayman) VII, LP	1114 Avenue of the Americas, 36th Floor, New York, NY 10036	Investment Funds and Vehicles	Limited partnership interests						0.29%	2,281.9	(5)(285)
Insight Venture Partners (Delaware) VIII, LP	1114 Avenue of the Americas, 36th Floor, New York, NY 10036	Investment Funds and Vehicles	Limited partnership interests						0.10%	2,238.7	(5)(286)
Insight Venture Partners Coinvestment Fund II, LP	1114 Avenue of the Americas, 36th Floor, New York, NY 10036	Investment Funds and Vehicles	Limited partnership interests						0.41%	2,290.6	(5)(287)
Inszone Mid, LLC and INSZ Holdings, LLC	2721 Citrus Road, Suite A, Rancho Cordova, CA 95742	Insurance	First lien senior secured revolving loan					11/2029		—	(288)
			First lien senior secured loan					11/2029		—	(289)
Internet Truckstop Group LLC	222 N Plymouth Avenue, New Plymouth, ID 83655	Software & Services	First lien senior secured revolving loan					04/2027		—	(290)
			First lien senior secured loan	9.07%		SOFR (Q)	5.25%	04/2027		33,285.0
Intero Integrity Services Group B.V.	Eduard van Beinumstraat, 221077 ZX Amsterdam, Netherlands	Commercial & Professional Services	First lien senior secured loan	9.27% (2.45	% PIK)	Euribor (Q)	7.25%	09/2031		3,694.7	(5)
			First lien senior secured loan	10.92% (2.45	% PIK)	SOFR (Q)	7.25%	09/2031		2,259.6	(5)
			First lien senior secured loan	8.72%		Euribor (Q)	6.70%	09/2031		175.2	(5)(291)
INVCO 2023-2	1331 Spring Street NW, Suite 2500, Atlanta, GA 30309	Investment Funds and Vehicles	Collaterized loan obligation	11.75%		SOFR (Q)	7.88%	04/2038		2,829.4	(5)
IRB Holding Corp.	Three Glenlake Parkway NE, Atlanta, GA 30328	Consumer Services	First lien senior secured loan	6.22%		SOFR (M)	2.50%	12/2030		92,707.1
Isthmus Capital LLC	52 Conduit Street, Level 2, London W1S 2YX, United Kingdom	Financial Services	Private asset-backed investment	9.50%				06/2030		1,076.4	(5)
			Private asset-backed investment							21.9	(5)
Ivanti Security Holdings LLC	10377 S Jordan Gateway, Suite 110, South Jordan, UT 84095	Software & Services	First lien senior secured loan	9.64%		SOFR (Q)	5.75%	06/2029		8,232.7
JAMS Holdings LP and Jams Buyer LLC	108 Patriot Drive, Suite A, Middletown, DE 19709	Software & Services	First lien senior secured revolving loan					06/2031		—	(292)
			First lien senior secured loan	9.17%		SOFR (Q)	5.50%	06/2032		14,098.3
			First lien senior secured loan					06/2032		—	(293)
			Preferred units	8.00	% PIK				0.55%	1,342.4
Jeppesen Holdings, LLC	55 Inverness Drive E, Englewood, CO 80112	Software & Services	First lien senior secured revolving loan					11/2032		—	(294)
			First lien senior secured loan	8.59%		SOFR (Q)	4.75%	11/2032		18,616.6
Jones Fish Hatcheries & Distributors, LLC and Pond Management Group Holdings, LLC	3433 Church Street, Cincinnati, OH 45244	Commercial & Professional Services	First lien senior secured revolving loan					11/2032		—	(295)
			First lien senior secured loan	8.13%		SOFR (Q)	4.25%	11/2032		11,075.5
			First lien senior secured loan					11/2032		—	(296)
			Class A units						0.60%	1,887.0
JSG II, Inc. and Checkers USA, Inc.	1751 Lake Cook Road, Suite 370, Deerfield, IL 60015	Capital Goods	First lien senior secured revolving loan					09/2032		—	(297)
			First lien senior secured loan	8.23%		SOFR (M)	4.50%	09/2032		2,858.6
			First lien senior secured loan					09/2032		—	(298)
Kairos Bidco Limited	1 Bridge Plaza, Suite 275, Fort Lee, NJ 07024	Software & Services	First lien senior secured revolving loan	8.42%		SOFR (Q)	4.75%	07/2032		282.7	(5)(299)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	07/2032		25,850.1	(5)

								% of Class
							Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon	Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
Kaseya Inc. and Knockout Intermediate Holdings I Inc.	701 Brickell Avenue, Suite 400, Miami, FL 33131	Software & Services	First lien senior secured loan	6.72%	SOFR (M)	3.00%	03/2032		19,060.8
			Second lien senior secured loan	8.72%	SOFR (M)	5.00%	03/2033		32,207.9
Kelso Investment Associates IX, L.P.	299 Park Avenue, 30th Floor, New York, NY 10171	Investment Funds and Vehicles	Limited partnership interests					0.05%	1,288.6	(5)(300)
King Risk Partners, LLC	2321 NW 41st Street, Gainesville, FL 32606	Insurance	First lien senior secured revolving loan				04/2031		—	(301)
			First lien senior secured loan	8.22%	SOFR (M)	4.50%	04/2031		12,466.5	(302)
Kings Buyer, LLC	7620 Omnitech Place, Suite 1, Victor, NY 14543	Commercial & Professional Services	First lien senior secured revolving loan	11.00%	Base Rate (Q)	4.25%	10/2027		776.3	(303)
			First lien senior secured loan	9.35%	SOFR (Q)	5.25%	10/2027		17,152.4
KKR 2024-53	555 California Street, 50th Floor, San Francisco, CA 94104	Investment Funds and Vehicles	Collaterized loan obligation	10.40%	SOFR (Q)	6.50%	01/2038		2,257.8	(5)
			Collaterized loan obligation	10.98%			01/2038		4,166.3	(5)
KKR 2024-56	555 California Street, 50th Floor, San Francisco, CA 94104	Investment Funds and Vehicles	Collaterized loan obligation	13.56%			10/2037		3,367.7	(5)
KKR Apple Bidco, LLC	5525 Granite Parkway, Suite 1700, Plano, TX 75024	Capital Goods	First lien senior secured loan	6.22%	SOFR (M)	2.50%	09/2031		38,214.6
KKR North America Fund XI, L.P.	555 California Street, 50th Floor, San Francisco, CA 94104	Investment Funds and Vehicles	Limited partnership interests					0.11%	3,059.0	(5)(304)
KLLM 2	225 Liberty Street, Suite 4210, New York, NY 10281	Investment Funds and Vehicles	Collaterized loan obligation	11.21%	SOFR (Q)	7.35%	10/2037		242.2	(5)
KLLM 2022-10	225 Liberty Street, Suite 4210, New York, NY 10281	Investment Funds and Vehicles	Collaterized loan obligation	8.76%	SOFR (Q)	4.90%	01/2038		2,602.9	(5)
KLLM 2024-15	225 Liberty Street, Suite 4210, New York, NY 10281	Investment Funds and Vehicles	Collaterized loan obligation	10.58%	SOFR (Q)	6.70%	07/2037		1,889.3	(5)
KLLM 2024-17	225 Liberty Street, Suite 4210, New York, NY 10281	Investment Funds and Vehicles	Collaterized loan obligation	10.01%	SOFR (Q)	6.15%	10/2037		920.5	(5)
KLLM 2024-18	225 Liberty Street, Suite 4210, New York, NY 10281	Investment Funds and Vehicles	Collaterized loan obligation	13.46%			01/2038		4,794.0	(5)
KLLM 6	225 Liberty Street, Suite 4210, New York, NY 10281	Investment Funds and Vehicles	Collaterized loan obligation	11.11%	SOFR (Q)	7.25%	10/2037		1,796.7	(5)
Knight AcquireCo, LLC and Knight Holdings, LP	1855 W State Road 434, Longwood, FL 32750	Insurance	First lien senior secured loan	8.37%	SOFR (S)	4.50%	11/2032		79,511.1
			First lien senior secured loan				11/2032		—	(305)
			Class A-1 common units					0.65%	2,431.5
Koala Investment Holdings, Inc.	2600 Commerce Drive, Harrisburg, PA 17110	Insurance	First lien senior secured revolving loan				08/2032		—	(306)
			First lien senior secured loan	8.17%	SOFR (Q)	4.50%	08/2032		25,227.2
			First lien senior secured loan				08/2032		—	(307)
Kohlberg Private Credit Investors Rated Feeder-L, L.L.C.	111 Radio Circle, Mount Kisco, NY 10549	Financial Services	Senior subordinated loan	13.02%	SOFR (S)	9.25%	12/2036		2,379.7	(5)(308)
			Common stock						390.9	(5)
KPS Global LLC and Cool Group LLC	4201 N Beach Street, Fort Worth, TX 76137	Commercial & Professional Services	First lien senior secured revolving loan				09/2030		—	(309)
			First lien senior secured loan	8.42%	SOFR (Q)	4.75%	09/2030		4,422.0
LABL, Inc.	2571 S Hemlock Road, Green Bay, WI 54229	Commercial & Professional Services	First lien senior secured loan	8.94%	SOFR (Q)	5.00%	10/2028		51,521.3
Lakehouse Buyer Inc.	1415 W Diehl Road, Suite 270, Naperville, IL 60563	Financial Services	Private asset-backed investment				04/2027		—	(5)(310)
LBC Woodlands Purchaser LLC and LBC Woodlands Holdings LP	480 Wildwood Forest Drive, The Woodlands, TX 77380	Commercial & Professional Services	First lien senior secured revolving loan	8.72%	SOFR (M)	5.00%	07/2030		338.6	(311)
			First lien senior secured loan	8.84%	SOFR (Q)	5.00%	07/2031		20,181.7	(312)
			Class A common units					0.60%	1,030.0
League One Volleyball Clubs, LLC and League One Volleyball, Inc.	703 Pier Avenue, B147, Hermosa Beach, CA 90254	Sports, Media and Entertainment	First lien senior secured loan	10.18%	SOFR (Q)	6.50%	01/2030		1.1	(313)
			First lien senior secured loan	12.25%	Base Rate (Q)	5.50%	01/2030		0.3
			Series B preferred stock					0.00%	2.3
			Series C preferred stock					0.00%	0.8
			Warrant to purchase common stock				01/2030	0.00%	—

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
Legends Hospitality Holding Company, LLC and Stadium Coinvest (B)-III, L.P.	61 Broadway, New York, NY 10006	Sports, Media and Entertainment	First lien senior secured revolving loan	8.73%		SOFR (M)	5.00%	08/2030		1,040.7	(314)
			First lien senior secured loan	9.23% (2.75	% PIK)	SOFR (M)	5.50%	08/2031		27,974.9
			First lien senior secured loan	8.73%		SOFR (M)	5.00%	08/2031		1,312.9	(315)
			Limited partnership interest						0.13%	3,429.1
Leia Finco US LLC	Maurice Wilkes Building, Cowley Road, Cambridge CB4 0DS, United Kingdom	Software & Services	First lien senior secured loan	7.19%		SOFR (Q)	3.25%	10/2031		4,502.3	(5)
			Second lien senior secured loan	9.19%		SOFR (Q)	5.25%	10/2032		4,525.0	(5)
Leviathan Intermediate Holdco, LLC and Leviathan Holdings, L.P.	2350 Airport Freeway, Suite 505, Bedford, TX 76022	Consumer Services	First lien senior secured revolving loan					12/2027		—	(316)
			First lien senior secured loan	9.67%		SOFR (Q)	6.00%	12/2027		16,053.6
			Limited partnership interests						0.03%	176.1
LHS Borrower, LLC, LH Equity Investors, L.P., Leaf Home, LLC and GC Fund IV Blocker LLC	1595 Georgetown Road, Hudson, OH 44236	Consumer Services	First lien senior secured revolving loan	11.00%		Base rate (Q)	4.25%	09/2031		738.5	(317)
			First lien senior secured loan	8.97%		SOFR (M)	5.25%	09/2031		62,134.0
			Limited partnership units						0.84%	32,148.7
Lightbeam Bidco, Inc.	6525 Shiloh Road, Suite 900, Alpharetta, GA 30005	Commercial & Professional Services	First lien senior secured revolving loan					05/2029		—	(318)
			First lien senior secured loan	8.56%		SOFR (Q)	4.75%	05/2030		23,447.2	(319)
			First lien senior secured loan	8.84%		SOFR (Q)	5.00%	05/2030		1,006.4
Linden Structured Capital Fund II-A LP	110 N Wacker Drive, 55th Floor, Chicago, IL 60606	Investment Funds and Vehicles	Limited partnership interest						0.56%	2,694.9	(5)(320)
LiveBarn Inc.	1010 Rue Sainte-Catherine, Suite 1100, Montreal, QC H3G 1R3, Canada	Sports, Media and Entertainment	Middle preferred shares						2.63%	15,000.0	(5)
LivTech Purchaser, Inc.	2035 Lakeside Centre Way, Knoxville, TN 37922	Health Care Equipment and Services	First lien senior secured revolving loan					11/2031		—	(321)
			First lien senior secured loan	8.76%		SOFR (Q)	5.00%	11/2031		7,376.8	(322)
Lumen Technologies	100 CenturyLink Drive, Monroe, LA 71203	Telecommunication Services	First lien senior secured loan	6.18%		SOFR (M)	2.35%	04/2029		61,242.1	(5)
			First lien senior secured loan	6.18%		SOFR (M)	2.35%	04/2030		7,994.2	(5)
			First lien senior secured loan	9.72%		SOFR (M)	6.00%	06/2028		3,853.0	(5)
Madison IAQ LLC	444 W Lake Street, Suite 4460, Chicago, IL 60606	Capital Goods	First lien senior secured loan	6.70%		SOFR (S)	2.50%	06/2028		81,856.9
Madison Safety & Flow LLC	500 W Madison Street, Suite 3890, Chicago, IL 60661	Consumer Distribution and Retail	First lien senior secured loan	6.23%		SOFR (M)	2.50%	09/2031		21,424.6
Magellan Topco	48 Rue de la Victoire, 75009 Paris, France	Software & Services	First lien senior secured loan	8.38%		Euribor (S)	6.25%	10/2031		1,174.0	(5)
MAGNE 2019-24	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	10.30%		SOFR (Q)	6.40%	04/2035		502.8	(5)
MAGNE 2020-28	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	13.81%				01/2035		4,924.8	(5)
MAGNE 2022-33	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	9.43%		SOFR (Q)	5.55%	10/2037		5,968.3	(5)
MAGNE 2023-34	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	8.40%		SOFR (Q)	4.50%	01/2038		2,337.6	(5)
MAGNE 2023-36	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	8.86%		SOFR (Q)	5.00%	07/2038		5,958.5	(5)
MAGNE 2023-39	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	8.76%		SOFR (Q)	4.90%	01/2037		638.6	(5)
MAGNE 2024-41	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	8.76%		SOFR (Q)	4.90%	01/2038		2,329.3	(5)
MAGNE 2024-42	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	8.86%		SOFR (Q)	5.00%	01/2038		2,144.5	(5)
			Collaterized loan obligation	14.38%				01/2038		656.9	(5)

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
MAGNE 2024-44	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	10.94%				10/2037		3,061.5	(5)
MAGNE 2025-43	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	10.63%		SOFR (Q)	6.50%	07/2038		2,363.9	(5)
MAGNE 2025-48	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	9.14%		SOFR (Q)	4.85%	10/2038		2,827.7	(5)
			Collaterized loan obligation	10.31%				10/2038		14,766.2	(5)
MAGNE 2025-50	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	9.11%		SOFR (Q)	4.80%	07/2038		9,053.6	(5)
MAGNE 2025-51	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	12.00%				10/2038		18,338.5	(5)
Magnetite LV, Limited	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	22.00%				11/2026		2,511.7	(5)
Mai Capital Management Intermediate LLC	1360 E 9th Street, Suite 1100, Cleveland, OH 44113	Financial Services	First lien senior secured revolving loan	8.43%		SOFR (Q)	4.75%	08/2031		363.2	(5)(323)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	08/2031		13,422.1	(5)(324)
Mamba Purchaser, Inc.	4950 Communication Avenue, Suite 100, Boca Raton, FL 33431	Health Care Equipment and Services	First lien senior secured loan	6.73%		SOFR (M)	3.00%	10/2031		48,024.4
Marcel Bidco LLC	Frankenstrasse 146, 90461 Nürnberg, Germany	Software & Services	First lien senior secured loan	7.05%		SOFR (M)	3.00%	11/2030		13,003.9	(5)
Marco Polo Fund SCSp-RAIF	Viale Galileo Galilei, 30/1, 30173 Venezia VE, Italy	Transportation	Common stock							—
Mari Events Midco LLC and AE EventsCo Holdings LLC	60 K Street, Suite 302, Boston, MA 02127	Sports, Media and Entertainment	First lien senior secured loan	7.75%		SOFR (Q)	4.00%	10/2032		6,003.4	(325)
			Common units						0.47%	8,147.3
			Common units						0.45%	7,734.4
Mari Miami II LLC and South Florida Tennis, LLC	8383 Wilshire Boulevard, Suite 400, Beverly Hills, CA 90211	Sports, Media and Entertainment	First lien senior secured loan	8.67	% PIK	SOFR (Q)	5.00%	10/2032		6,690.2
			Common units						2.00%	1,725.1
Mariner Wealth Advisors, LLC	5700 W 112th Street, Suite 200, Overland Park, KS 66211	Financial Services	First lien senior secured loan	6.50%		SOFR (Q)	2.50%	12/2030		16,425.9
			First lien senior secured loan	5.92%		SOFR (S)	2.25%	12/2030		2,011.2
Mars Downstop Loan Purchaser Trust	500 Delaware Avenue, 11th Floor, Wilmington, DE 19801	Financial Services	Private asset-backed investment	11.00%						11,827.9	(5)
Mavis Tire Express Services Topco Corp., Metis HoldCo, Inc., and Metis TopCo, LP	100 Hillside Avenue, White Plains, NY 10603	Consumer Distribution and Retail	First lien senior secured loan	6.72%		SOFR (M)	3.00%	05/2028		67,814.8

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
MC Accelerate Co-Invest Feeder LP and MC CIF Wealth Management (UK) Ltd.	2 S Biscayne Boulevard, Suite 3200, Miami, FL 33131	Financial Services	Z1 preferred shares	12.00	% PIK			08/2031	1.56%	16,150.2	(5)
			Z2 preferred shares	12.00% (6.00	% PIK)			08/2031	1.56%	15,790.2	(5)
			Membership interest						0.00%	1.0	(5)
McAfee Corp.	6220 America Center Drive, San Jose, CA 94089	Software & Services	First lien senior secured loan	6.72%		SOFR (M)	3.00%	03/2029		24,902.4
MCF CLO 12 LLC	299 Park Avenue, 37th Floor, New York, NY 10171	Investment Funds and Vehicles	Private asset-backed investment	7.93%		SOFR (Q)	4.05%	02/2034		19,900.0	(5)
MDPK 2015-17	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	10.33%				07/2045		6,700.5	(5)
			Collaterized loan obligation	10.33%				07/2030		696.5	(5)
MDPK 2016-20	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	10.26%		SOFR (Q)	6.40%	10/2037		2,613.8	(5)
MDPK 2016-22	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	14.19%				01/2033		1,302.2	(5)
MDPK 2018-30	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	11.22%				07/2027		5,506.0	(5)
			Collaterized loan obligation	8.50%				07/2037		755.7	(5)
MDPK 2018-31	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	10.26%		SOFR (Q)	6.40%	07/2037		1,088.2	(5)
MDPK 2018-32	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	10.26%		SOFR (Q)	6.40%	07/2037		4,758.7	(5)
			Collaterized loan obligation	9.00%				01/2048		886.9	(5)
			Collaterized loan obligation	9.00%				01/2048		279.6	(5)
MDPK 2019-34	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	10.39%		SOFR (Q)	6.50%	10/2037		1,659.0	(5)
MDPK 2019-37	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	10.50%		SOFR (Q)	6.60%	04/2037		1,006.1	(5)
			Collaterized loan obligation	13.01%				04/2037		676.3	(5)
MDPK 2020-46	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	9.15%		SOFR (Q)	5.25%	10/2034		1,937.9	(5)
MDPK 2021-59	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	10.28%		SOFR (Q)	6.40%	04/2037		2,836.8	(5)
MDPK 2022-60	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	10.36%		SOFR (Q)	6.50%	10/2037		5,585.1	(5)
			Collaterized loan obligation	7.49%				10/2037		677.2	(5)
MDPK 2023-63	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	9.87%		SOFR (Q)	6.00%	07/2038		4,762.1	(5)
MDPK 2023-63A	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	14.77%				07/2038		1,061.7	(5)
MDPK 2024-66	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	9.37%		SOFR (Q)	5.50%	10/2037		2,519.0	(5)
			Collaterized loan obligation	12.84%				10/2037		1,805.1	(5)
MDPK 2024-67	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	10.66%		SOFR (Q)	6.80%	04/2037		2,520.4	(5)
MDPK 2024-68	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	8.98%		SOFR (Q)	5.10%	01/2038		2,385.4	(5)
MDPK 2024-69	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	10.11%		SOFR (Q)	6.25%	07/2037		1,504.2	(5)
MDPK 2025-65	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	9.32%		SOFR (Q)	5.00%	07/2038		2,409.6	(5)
MDPK 2025-71	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	17.05%				04/2038		3,637.6	(5)
MDPK 2025-72	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	13.19%				07/2038		10,214.4	(5)
MDPK 2025-75	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	11.70%				01/2039		22,160.5	(5)
Medlar Bidco Limited	IFC6, The Esplanade, St Helier JE4 0QH, Jersey	Financial Services	First lien senior secured loan	8.74%		SONIA (Q)	5.00%	05/2032		31,970.3	(5)
			First lien senior secured loan	6.99%		Euribor (Q)	5.00%	05/2032		14,804.0	(5)
			First lien senior secured loan					05/2032		—	(5)(327)
Medline Borrower, LP	Three Lakes Drive, Northfield, IL 60093	Health Care Equipment and Services	First lien senior secured loan	5.47%		SOFR (M)	1.75%	10/2030		94,857.2
			First lien senior secured loan	5.47%		SOFR (M)	1.75%	10/2028		3,527.0

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
Melody TopCo LP and Melody Holdings LP	250 West 57th Street, Suite 2400, New York, NY 10107	Sports, Media and Entertainment	Class A-1 preferred units	11.00	% PIK				9.10%	33,411.4
			Class A-2 preferred units	11.00	% PIK				9.10%	3,751.2
			Class A-1 common units						1.24%	13,126.1
			Class A-2 common units						1.24%	1,470.8
Mercury Borrower, Inc.	200 Dryden Road, Dresher, PA 19025	Financial Services	First lien senior secured loan	6.95%		SOFR (M)	3.00%	11/2032		47,917.6
Merit Financial Group, LLC and CWC Fund I Co-Invest (MFA) LP	2400 Lakeview Parkway, Suite 550, Alpharetta, GA 30009	Financial Services	First lien senior secured revolving loan	8.67%		SOFR (Q)	5.00%	08/2032		1,237.5	(5)(328)
			First lien senior secured revolving loan	10.75%		Base Rate (Q)	4.00%	08/2032		495.0	(5)
			First lien senior secured loan	8.67%		SOFR (Q)	5.00%	08/2032		12,344.1	(5)
			First lien senior secured loan					08/2032		—	(5)(329)
			Limited partnership interests						0.55%	4,655.0	(5)
Merit Software Finance Holdings, LLC	8383 Wilshire Boulevard, Suite 400, Beverly Hills, CA 90211	Software & Services	First lien senior secured revolving loan					12/2031		—	(330)
			First lien senior secured loan	8.94%		SOFR (Q)	5.25%	12/2032		8,268.6
			First lien senior secured loan					12/2032		—	(331)
Merlin Buyer Inc.	2001 Timberloch Place, Suite 475, The Woodlands, TX 77380	Consumer Services	First lien senior secured loan	7.67%		SOFR (Q)	4.00%	12/2028		2,247.0	(5)
Mermaid Bidco Inc.	733 S Marquette Avenue, Suite 600, Minneapolis, MN 55402	Software & Services	First lien senior secured loan	7.15%		SOFR (Q)	3.25%	07/2031		34,506.6
Metatiedot Bidco OY and Metatiedot US, LLC	500 W 2nd Street, 19th Floor, Austin, TX 78701	Software & Services	First lien senior secured revolving loan	7.06%		Euribor (Q)	5.00%	11/2030		1,493.3	(5)(332)
			First lien senior secured loan	7.07%		Euribor (Q)	5.00%	11/2031		7,976.2	(5)(333)
			First lien senior secured loan	8.82%		SOFR (Q)	5.00%	11/2031		4,671.9	(5)
Meyer Laboratory, LLC and Meyer Parent, LLC	2401 NW Jefferson Street, Blue Springs, MO 64015	Materials	First lien senior secured revolving loan	12.50% (3.75	% PIK)	Base rate (Q)	5.75%	02/2030		270.6	(334)
			First lien senior secured loan	10.42% (3.75	% PIK)	SOFR (Q)	6.75%	02/2030		10,750.9	(335)
			Common units						0.11%	111.1
MidOcean CLO Equity Fund I, LP	245 Park Avenue, 38th Floor, New York, NY 10167	Investment Funds and Vehicles	Limited partnership interest	9.00%						35,996.3	(5)
Mister Car Wash Holdings, Inc.	222 E 5th Street, Tucson, AZ 85705	Consumer Services	First lien senior secured loan	6.22%		SOFR (M)	2.50%	03/2031		2,032.1	(5)
Mitchell International, Inc.	6220 Greenwich Drive, San Diego, CA 92122	Software & Services	Second lien senior secured loan	8.97%		SOFR (M)	5.25%	06/2032		37,035.1
ML Holdco, Inc.	1600 Sunflower Avenue, Suite 200, Costa Mesa, CA 92626	Software & Services	First lien senior secured loan	8.37%		SOFR (Q)	4.50%	10/2032		94,645.6
			First lien senior secured loan					10/2032		—	(336)
Moderna, Inc.	325 Binney Street, Cambridge, MA 02142	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	9.17%		SOFR (M)	5.50%	11/2030		83,959.4	(5)
			First lien senior secured loan					11/2030		—	(5)(337)
Modernizing Medicine, Inc. and ModMed Software Midco Holdings, Inc.	4700 Exchange Court, Suite 225, Boca Raton, FL 33431	Software & Services	First lien senior secured revolving loan					04/2032		—	(338)
			First lien senior secured loan	8.42% (2.25	% PIK)	SOFR (Q)	4.75%	04/2032		47,825.2
			Series A preferred stock	13.00	% PIK				4.33%	28,305.8

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
Monica Holdco (US), Inc.	1299 Ocean Avenue, Suite 600, Santa Monica, CA 90401	Financial Services	First lien senior secured revolving loan					07/2030		—	(5)(339)
			First lien senior secured loan	9.07%		SOFR (Q)	5.25%	07/2030		10,999.1	(5)
			First lien senior secured loan					07/2030		—	(5)(340)
Monroe Capital Income Plus Corporation	311 S Wacker Drive, Suite 6400, Chicago, IL 60606	Financial Services	Corporate bond	9.42%				11/2028		10,779.9	(5)
Montagu V (US) L.P.	2 More London, 5th Floor, London SE1 2AP, United Kingdom	Investment Funds and Vehicles	Limited partnership interests						0.57%	1,737.7	(5)(341)
Montagu VII (B) SCSp	2 More London, 5th Floor, London SE1 2AP, United Kingdom	Investment Funds and Vehicles	Limited partnership interests						0.02%	—
Motus LLC	88 E 48th Street, Holland, MI 49423	Commercial & Professional Services	First lien senior secured loan	7.42%		SOFR (Q)	3.75%	12/2028		9.9
Mountaineer Merger Corporation	55 Scott Avenue, Morgantown, WV 26508	Consumer Distribution and Retail	First lien senior secured revolving loan	8.84%		SOFR (Q)	5.00%	10/2027		3,924.1	(343)
MPH Acquisition Holdings LLC	115 5th Avenue, New York, NY 10003	Health Care Equipment and Services	First lien senior secured notes	6.00%				03/2031		9,214.0	(5)
Mr. Greens Intermediate, LLC, Florida Veg Investments LLC, MRG Texas, LLC and Restaurant Produce and Services Blocker, LLC	2450 NW 116th Street, Building 1, Miami, FL 33167	Consumer Distribution and Retail	First lien senior secured revolving loan	9.65%		SOFR (Q)	5.75%	05/2031		808.0	(344)
			First lien senior secured loan	9.71%		SOFR (Q)	5.75%	05/2031		12,398.6	(345)
			Class B limited liability company interest						0.04%	79.0
MSD Investment Corp.	1 Vanderbilt Avenue, 26th Floor, New York, NY 10017	Financial Services	Corporate bond	7.24%				05/2028		24,906.8	(5)
MSIS Holdings, Inc. and MS Precision Parent, LP	2730 Mine And Mill Road, Lakeland, FL 33801	Commercial & Professional Services	First lien senior secured revolving loan					03/2031		—	(346)
			First lien senior secured loan	8.67%		SOFR (Q)	5.00%	03/2031		26,994.4
			First lien senior secured loan					03/2031		—	(347)
			Class A-1 units						1.17%	1,491.6
Mustang Prospects Purchaser, LLC, Senske Acquisition, Inc., and Mustang Prospects Holdco, LLC	400 N Quay Street, Kennewick, WA 99336	Consumer Services	First lien senior secured revolving loan	8.72%		SOFR (M)	5.00%	06/2031		643.2	(348)
			First lien senior secured loan	8.69%		SOFR (Q)	5.00%	06/2031		33,325.3	(349)
			Class A preferred units						0.44%	842.1
			Class B common units						0.50%	353.7
NCMF 2025-MFS	8901 Gaylord Drive, Suite 100, Houston, TX 77024	Investment Funds and Vehicles	Private asset-backed investment	7.53%				06/2033		24,915.3	(5)
NCP-MSI Buyer, Inc. and NCP MSI Co-Invest, LP	5900 Carlson Avenue, Portage, IN 46368	Materials	First lien senior secured revolving loan	7.48%		SOFR (M)	3.75%	03/2031		3,930.3	(350)
			First lien senior secured loan	8.48%		SOFR (M)	4.75%	03/2031		30,149.0	(351)
			Limited partnership interest						0.33%	988.1	(352)
NEP Group, Inc.	2 Beta Drive, Pittsburgh, PA 15238	Sports, Media and Entertainment	First lien senior secured loan	8.22%		SOFR (M)	4.50%	10/2031		25,140.1
Neptune Bidco US Inc. and Elliott Metron Co-Investor Aggregator L.P.	675 6th Avenue, New York, NY 10110	Commercial & Professional Services	First lien senior secured loan	9.01%		SOFR (Q)	5.00%	04/2029		141,533.2
			First lien senior secured loan	8.76%		SOFR (Q)	4.75%	10/2028		50,785.7
Netsmart, Inc. and Netsmart Technologies, Inc.	5540 Centerview Drive, Suite 200, Raleigh, NC 27606	Software & Services	First lien senior secured revolving loan					08/2031		—	(353)
			First lien senior secured loan	8.92% (2.70	% PIK)	SOFR (M)	5.20%	08/2031		92,186.3
			First lien senior secured loan					08/2031		—	(354)

								% of Class
							Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon	Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
NEUB 2018-28	1290 Avenue of the Americas, New York, NY 10104	Investment Funds and Vehicles	Collaterized loan obligation	10.83%	SOFR (Q)	6.95%	10/2038		712.1	(5)
NEUB 2025-60	1290 Avenue of the Americas, New York, NY 10104	Investment Funds and Vehicles	Collaterized loan obligation	10.34%	SOFR (Q)	6.48%	04/2039		3,787.4	(5)
NEUB 2025-61	1290 Avenue of the Americas, New York, NY 10104	Investment Funds and Vehicles	Collaterized loan obligation	8.99%	SOFR (Q)	4.90%	07/2039		2,967.8	(5)
New Mountain Partners III, L.P.	1633 Broadway, 48th Floor, New York, NY 10019	Investment Funds and Vehicles	Limited partnership interests					0.20%	393.3	(5)(355)
New Mountain Partners IV, L.P.	1633 Broadway, 48th Floor, New York, NY 10019	Investment Funds and Vehicles	Limited partnership interests					0.20%	872.0	(5)(356)
Next Holdco, LLC	3525 Piedmont Road NE, Building 6, Atlanta, GA 30305	Health Care Equipment and Services	First lien senior secured revolving loan				11/2029		—	(357)
			First lien senior secured loan	9.09%	SOFR (Q)	5.25%	11/2030		5,684.9
Nexus Buyer LLC	1300 N 17th Street, Suite 1800, Arlington, VA 22209	Financial Services	Second lien senior secured loan	9.47%	SOFR (M)	5.75%	02/2032		104,424.4
NMC CLO-2	1633 Broadway, 48th Floor, New York, NY 10019	Investment Funds and Vehicles	Collaterized loan obligation	9.60%	SOFR (Q)	5.70%	01/2038		928.2	(5)
NMN Holdings III Corp. and NMN Holdings LP	155 Franklin Road, Suite 100, Brentwood, TN 37027	Health Care Equipment and Services	First lien senior secured loan	7.27%	CORRA (M)	5.00%	07/2031		13,063.5
			First lien senior secured loan	8.47%	SOFR (M)	4.75%	07/2031		6,961.3
Nomi Health, Inc.	898 N 1200 W, Suite 201, Orem, UT 84057	Health Care Equipment and Services	Warrant to purchase Class A common stock				06/2034	0.14%	0.9
			Warrant to purchase Series B preferred stock				07/2033	0.12%	—
Nordic Ferry Infrastructure AS	Henrik Ibsens gate 20, 0255 Oslo, Norway	Transportation	Senior subordinated loan	9.23%	NIBOR (Q)	5.00%	11/2031		65,774.5	(5)
			Senior subordinated loan	7.07%	Euribor (Q)	5.00%	11/2031		65,592.6	(5)
North Haven Fairway Buyer, LLC and Fairway Lawns, LLC	10401 Colonel Glenn Road, Little Rock, AR 72204	Consumer Services	First lien senior secured revolving loan	8.73%	SOFR (Q)	5.00%	05/2028		330.6	(358)
			First lien senior secured loan	8.83%	SOFR (Q)	5.00%	05/2028		14,569.4	(359)
North Star Acquisitionco, LLC and Toucan Bidco Limited	2401 Sawmill Parkway, Suite 10-11, Huron, OH 44839	Software & Services	First lien senior secured revolving loan				05/2029		—	(5)(360)
			First lien senior secured loan	8.22%	SOFR (M)	4.50%	05/2029		8,671.5	(5)(361)
			First lien senior secured loan	8.37%	SONIA (Q)	4.50%	05/2029		714.9	(5)
Northwinds Holding, Inc. and Northwinds Services Group LLC	70 Benbro Drive, Buffalo, NY 14225	Consumer Services	First lien senior secured revolving loan				05/2029		—	(362)
			First lien senior secured loan	9.28%	SOFR (Q)	5.25%	05/2029		22,039.5	(363)
			Common units					0.08%	201.3
Oak Funding LLC	45 Rockefeller Plaza, 5th Floor, New York, NY 10111	Financial Services	First lien senior secured loan	8.29%	SOFR (Q)	4.50%	12/2032		87,945.0	(5)
			First lien senior secured loan				12/2032		—	(5)(364)
OakBridge Insurance Agency LLC and Maple Acquisition Holdings, LP	4011 Westchase Boulevard, Raleigh, NC 27607	Insurance	First lien senior secured revolving loan	8.48%	SOFR (M)	4.75%	11/2029		459.8	(365)
			First lien senior secured loan	8.47%	SOFR (M)	4.75%	11/2029		13,398.7
			First lien senior secured loan	8.72%	SOFR (M)	5.00%	11/2029		1,656.2	(366)
			First lien senior secured loan				11/2029		—	(367)
			Class A2 units					0.50%	2,327.3
OAKC 2012-7	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	8.39%	SOFR (Q)	4.50%	02/2038		4,982.0	(5)
			Collaterized loan obligation	8.87%			02/2038		232.8	(5)
OAKC 2014-10R	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	8.28%	SOFR (Q)	4.40%	04/2038		1,992.6	(5)
OAKC 2015-12	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	6.49%			04/2037		7,174.3	(5)

								% of Class
							Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon	Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
OAKC 2016-13	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.62%	SOFR (Q)	5.75%	10/2037		1,229.6	(5)
			Collaterized loan obligation	8.00%			10/2037		1,759.0	(5)
			Collaterized loan obligation	8.00%			01/2030		843.4	(5)
OAKC 2017-15	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	7.17%			01/2030		1,516.7	(5)
OAKC 2019-2	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	11.30%			01/2038		2,679.8	(5)
OAKC 2019-3	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.67%			07/2032		2,483.1	(5)
OAKC 2019-4	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	8.81%	SOFR (Q)	4.95%	01/2038		3,649.2	(5)
OAKC 2020-5	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	8.87%			10/2037		2,411.3	(5)
OAKC 2020-6	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.13%	SOFR (Q)	5.25%	10/2037		1,108.1	(5)
			Collaterized loan obligation	9.24%			10/2037		2,609.2	(5)
OAKC 2020-7	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	8.78%	SOFR (Q)	4.90%	07/2038		6,388.5	(5)
OAKC 2021-16	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	8.14%			10/2034		786.5	(5)
OAKC 2021-8	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	8.73%	SOFR (Q)	4.85%	01/2038		526.3	(5)
			Collaterized loan obligation	11.39%			01/2038		2,438.0	(5)
OAKC 2021-9	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.38%	SOFR (Q)	5.50%	10/2037		2,063.9	(5)
			Collaterized loan obligation	9.86%			10/2037		1,193.0	(5)
OAKC 2022-12R	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.18%	SOFR (Q)	4.85%	07/2037		6,740.2	(5)
OAKC 2023-15RA	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	8.73%	SOFR (Q)	4.85%	07/2038		3,020.9	(5)
OAKCL 2023-1	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	11.40%	SOFR (Q)	7.50%	04/2038		1,532.2	(5)
OAKCL 2025-32	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.46%	SOFR (Q)	5.35%	07/2038		1,741.1	(5)
OCP 2015-10	930 Sylvan Avenue, Suite 105, Englewood Cliffs, NJ 07632	Investment Funds and Vehicles	Collaterized loan obligation	9.21%	SOFR (Q)	5.35%	01/2038		1,004.5	(5)
			Collaterized loan obligation	17.03%			01/2038		8,217.6	(5)
OCP 2016-11	930 Sylvan Avenue, Suite 105, Englewood Cliffs, NJ 07632	Investment Funds and Vehicles	Collaterized loan obligation	9.11%	SOFR (Q)	5.25%	07/2038		5,114.9	(5)
OCP 2018-15	930 Sylvan Avenue, Suite 105, Englewood Cliffs, NJ 07632	Investment Funds and Vehicles	Collaterized loan obligation	12.20%			07/2031		5,173.6	(5)
OCP 2021-21	930 Sylvan Avenue, Suite 105, Englewood Cliffs, NJ 07632	Investment Funds and Vehicles	Collaterized loan obligation	14.25%			01/2038		11,297.7	(5)
OCP 2022-24	930 Sylvan Avenue, Suite 105, Englewood Cliffs, NJ 07632	Investment Funds and Vehicles	Collaterized loan obligation	10.13%	SOFR (Q)	6.25%	10/2037		1,574.0	(5)
			Collaterized loan obligation	20.62%			10/2037		1,599.9	(5)
OCP 2025-43	930 Sylvan Avenue, Suite 105, Englewood Cliffs, NJ 07632	Investment Funds and Vehicles	Collaterized loan obligation	10.79%	SOFR (Q)	6.50%	07/2038		2,164.2	(5)
OCP 2025-44	930 Sylvan Avenue, Suite 105, Englewood Cliffs, NJ 07632	Investment Funds and Vehicles	Collaterized loan obligation	9.06%	SOFR (Q)	4.80%	10/2038		1,808.1	(5)
OCP 2025-48	930 Sylvan Avenue, Suite 105, Englewood Cliffs, NJ 07632	Investment Funds and Vehicles	Collaterized loan obligation	10.70%			12/2038		13,602.8	(5)
OCPA 2023-29	930 Sylvan Avenue, Suite 105, Englewood Cliffs, NJ 07632	Investment Funds and Vehicles	Collaterized loan obligation	8.88%	SOFR (Q)	5.00%	01/2036		973.9	(5)
OCPA 2025-41	930 Sylvan Avenue, Suite 105, Englewood Cliffs, NJ 07632	Investment Funds and Vehicles	Collaterized loan obligation	8.00%			04/2037		1,505.9	(5)
OCT61 2023-2	250 Park Avenue, 15th Floor, New York, NY 10177	Investment Funds and Vehicles	Collaterized loan obligation	11.77%	SOFR (Q)	7.89%	04/2038		1,535.8	(5)

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
OCT63 2024-2	250 Park Avenue, 15th Floor, New York, NY 10177	Investment Funds and Vehicles	Collaterized loan obligation	10.38%		SOFR (Q)	6.50%	07/2037		1,181.4	(5)
OCT67 2023-1	250 Park Avenue, 15th Floor, New York, NY 10177	Investment Funds and Vehicles	Collaterized loan obligation	12.00%				07/2038		1,591.0	(5)
Odevo AB	Hammarbybacken 31, Stockholm, AB 120 30, Sweden	Real Estate Management & Development	First lien senior secured loan					12/2030		—	(5)(368)
OHACP 2024-17	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	8.88%		SOFR (Q)	5.00%	01/2038		3,022.5	(5)
			Collaterized loan obligation	11.52%				01/2038		2,044.9	(5)
OHALF 2016-1	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	10.03%				07/2037		1,303.0	(5)
OID-OL Intermediate I, LLC	20 Enterprise, Suite 100, Aliso Viejo, CA 92656	Software & Services	First lien senior secured loan	9.84%		SOFR (Q)	6.00%	02/2029		23,703.9
OKANAGAN 2024-1	1585 Broadway, 4th Floor, New York, NY 10036	Investment Funds and Vehicles	Private asset-backed investment	11.74%		SOFR (M)	8.25%	12/2032		19,936.8	(5)
Omnia Partners, LLC	5001 Aspen Grove Drive, Franklin, TN 37067	Commercial & Professional Services	First lien senior secured loan	6.45%		SOFR (B)	2.75%	12/2032		8,005.6
Omnigo Software, LLC, Omnigo Software - I, Inc., and Omnigo Software - Q, Inc.	10430 Baur Boulevard, Olivette, MO 63132	Software & Services	First lien senior secured revolving loan					12/2030		—	(369)
			First lien senior secured loan	8.70%		SOFR (Q)	5.00%	12/2030		4,651.7
			First lien senior secured loan					12/2030		—	(370)
One Equity Partners VI, L.P.	510 Madison Avenue, 19th Floor, New York, NY 10022	Investment Funds and Vehicles	Limited partnership interests						0.45%	3,692.2	(5)(371)
One Equity Partners VII, L.P.	510 Madison Avenue, 19th Floor, New York, NY 10022	Investment Funds and Vehicles	Limited partnership interests						0.14%	2,494.2	(5)(372)
OneDigital Borrower LLC	200 Galleria Parkway SE, Suite 1950, Atlanta, GA 30339	Insurance	First lien senior secured loan	6.72%		SOFR (M)	3.00%	07/2031		50,949.0
Onex Partners III LP	161 Bay Street, Toronto, Ontario M5J 2S1, Canada	Investment Funds and Vehicles	Limited partnership interests						0.20%	1,297.3	(5)(373)
Onex Partners IV LP	161 Bay Street, Toronto, Ontario M5J 2S1, Canada	Investment Funds and Vehicles	Limited partnership interests						0.14%	2,695.0	(5)(374)
Opal Bidco SAS	1715 W 38th Street, Chattanooga, TN 37409	Household & Personal Products	First lien senior secured loan	6.69%		SOFR (Q)	3.00%	04/2032		60,846.8
OPH NEP Investment, LLC	230 West Street, Columbus, OH 43065	Capital Goods	Senior subordinated loan	10.00% (7.00	%PIK)			05/2032		39,459.5	(3)
			Class B common units						8.24%	2,754.0	(3)
Orange Barrel Media, LLC/IKE Smart City, LLC	250 N Hartford Avenue, Suite 200, Columbus, OH 43222	Sports, Media and Entertainment	Private asset-backed investment	9.47%		SOFR (M)	5.75%	10/2027		3,625.2	(375)
			Private asset-backed investment	9.47%		SOFR (M)	5.75%	03/2027		2,852.0
			Private asset-backed investment					03/2027		—	(376)
Oryx Midstream Services Permian Basin LLC	4000 North Big Spring, Suite 210, Midland, TX 79705	Energy	First lien senior secured loan	5.98%		SOFR (M)	2.25%	10/2028		41,872.8
Osttra Group Ltd.	300 Vesey Street, 4th Floor, New York, NY 10282	Financial Services	First lien senior secured loan	7.43%		SOFR (Q)	3.50%	10/2032		27,006.4
OVG Business Services, LLC	5050 S Syracuse Street, Greenwood Village, CO 80237	Sports, Media and Entertainment	First lien senior secured loan	6.72%		SOFR (M)	3.00%	06/2031		38,804.6

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
Pallas Australia Feeder Trust	5th Floor, Pallas House, 30-36 Bay Street, Double Bay NSW 2028, Australia	Real Estate Management & Development	Private asset-backed investment	11.40%		BBSY (M)	7.85%	07/2028		511.7	(5)
Pallas Funding Trust No.2	5th Floor, Pallas House, 30-36 Bay Street, Double Bay NSW 2028, Australia	Real Estate Management & Development	Private asset-backed investment	11.40%		BBSY (M)	7.85%	02/2027		1,427.0	(5)
			Private asset-backed investment	11.61%		BBSY (M)	7.85%	10/2027		815.4	(5)
Pallas NZ Funding Trust No. 1	5th Floor, Pallas House, 30-36 Bay Street, Double Bay NSW 2028, Australia	Real Estate Management & Development	Private asset-backed investment	9.36%		BBSY (M)	6.15%	07/2026		2,154.9	(5)(377)
Par Petroleum LLC / Par Petroleum Finance Corp	825 Town & Country Lane, Suite 1500, Houston, TX 77024	Energy	First lien senior secured loan	6.95%		SOFR (S)	3.25%	02/2030		8,051.5
Parexel International Inc.	275 Grove Street, Suite 101C, Newton, MA 02466	Financial Services	First lien senior secured loan	6.47%		SOFR (M)	2.75%	12/2031		64,548.9
Paris US Holdco, Inc. & 1001028292 Ontario Inc.	79 Prospect Avenue, South Paris, ME 04281	Capital Goods	First lien senior secured revolving loan	8.47%		SOFR (M)	4.75%	12/2031		633.2	(5)(378)
			First lien senior secured loan	8.47%		SOFR (M)	4.75%	12/2031		52,507.7	(5)
			First lien senior secured loan					12/2031		—	(5)(379)
Pasadena Performance Products, LLC	1000 Louisiana Street, Suite 5200, Houston, TX 77002	Energy	First lien senior secured loan	6.92%		SOFR (Q)	3.25%	02/2032		34,575.3
Pathstone Family Office LLC and Kelso XI Tailwind Co-Investment, L.P.	1900 Avenue of the Stars, Suite 970, Los Angeles, CA 90067	Financial Services	First lien senior secured revolving loan	8.82%		SOFR (M)	5.00%	05/2028		509.2	(5)(380)
			First lien senior secured loan	8.82%		SOFR (M)	5.00%	05/2029		26,614.2	(5)
			First lien senior secured loan					05/2029		—	(5)(381)
			Limited partnership interests						0.04%	137.6	(5)(382)
Pave America Holding, LLC	6801 Kennedy Road, Suite 201, Warrenton, VA 20187	Capital Goods	First lien senior secured revolving loan	8.42%		SOFR (Q)	4.75%	08/2032		1,656.2	(383)
			First lien senior secured loan	8.94% (2.88	% PIK)	SOFR (Q)	5.25%	08/2032		20,734.7	(384)
PCIA SPV-3, LLC and ASE Royal Aggregator, LLC	6201 College Boulevard, Suite 23150, Overland Park, KS 66211	Financial Services	First lien senior secured revolving loan					08/2029		—	(5)(385)
			First lien senior secured loan	8.92%		SOFR (Q)	5.25%	08/2029		11,850.7	(5)(386)
			Preferred units						0.88%	1,744.0	(5)
PCMI Parent, LLC and PCMI Ultimate Holdings, LP	1030 Higgins Road, Suite 305, Park Ridge, IL 60068	Software & Services	First lien senior secured revolving loan					03/2032		—	(387)
			First lien senior secured loan	9.21%		SOFR (Q)	5.50%	03/2032		36,678.2
			Class A units	9.00	% PIK				0.28%	1,367.8
			Class B units						0.25%	—
PCS MidCo, Inc. and PCS Parent, L.P.	40 W 57th Street, 16th Floor, New York, NY 10019	Financial Services	First lien senior secured revolving loan					03/2030		—	(388)
			First lien senior secured loan	9.42%		SOFR (Q)	5.75%	03/2030		11,833.2	(389)
			Class A units						0.30%	892.0
PDDS HoldCo, Inc.	17872 Gillette Avenue, Suite 250, Irvine, CA 92614	Software & Services	First lien senior secured revolving loan					09/2031		—	(390)
			First lien senior secured loan	9.72%		SOFR (M)	6.00%	09/2031		13,914.5
Perigon Wealth Management, LLC and Perigon Wealth Advisors Holdings Company, LLC	201 Mission Street, Suite 1825, San Francisco, CA 94105	Financial Services	First lien senior secured loan	8.47%		SOFR (M)	4.75%	03/2031		133.9	(5)(391)
Permira IV L.P. 2	80 Pall Mall, London SW1Y 5ES, United Kingdom	Investment Funds and Vehicles	Limited partnership interests						0.07%	1,505.2	(5)(392)
Permira V G.P. L.P.	80 Pall Mall, London SW1Y 5ES, United Kingdom	Investment Funds and Vehicles	Limited partnership interests						0.02%	283.3	(5)(393)
Permira VI L.P.1	80 Pall Mall, London SW1Y 5ES, United Kingdom	Investment Funds and Vehicles	Limited partnership interests						0.01%	503.9	(5)(394)
PestCo Holdings, LLC and PestCo, LLC	7676 Forsythe Boulevard, Suite 2700, St Louis, MO 63105	Consumer Services	First lien senior secured revolving loan					08/2030		—	(395)
			First lien senior secured loan	8.59%		SOFR (Q)	4.75%	08/2030		21,871.8	(396)
			Class A units						0.04%	163.7
PG Investment Company 59 S.a r.l.	6 Rue Eugène Ruppert, Luxembourg 2453, Luxembourg	Consumer Services	First lien senior secured loan	5.92%		SOFR (Q)	2.25%	03/2031		5,720.0	(5)
pH Beauty Holdings III, Inc.	1950 Innovation Parkway, Suite 100, Chicago, IL 60048	Household & Personal Products	First lien senior secured revolving loan					09/2027		—	(397)
			First lien senior secured loan	8.78%		SOFR (S)	5.00%	09/2027		12,775.7
Phoenix Operating LLC	18575 Jamboree Road, Suite 830, Irvine, CA 92612	Energy	First lien senior secured loan	10.77%		SOFR (Q)	7.00%	10/2028		68,283.1
Pike Corporation	100 Pike Way, Mount Airy, NC 27030	Capital Goods	First lien senior secured revolving loan					12/2032		—	(398)
			First lien senior secured loan	8.20%		SOFR (Q)	4.50%	12/2032		174,309.2
			First lien senior secured loan					12/2032		—	(399)
Ping Identity Corp	1001 17th Street, Suite 100, Denver, CO 80202	Software & Services	First lien senior secured loan	6.59%		SOFR (Q)	2.75%	11/2032		2,002.5
Pinnacle Buyer, LLC	1250 Northland Drive, Suite 200, Mendota Heights, MN 55120	Capital Goods	First lien senior secured loan	6.49%		SOFR (Q)	2.50%	10/2032		41,854.2
			First lien senior secured loan					10/2032		—	(400)

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
Pinnacle MEP Intermediate Holdco LLC and BPCP Pinnacle Holdings, Inc.	100 Maple Park Boulevard, St Clair Shores, MI 48081	Consumer Services	First lien senior secured revolving loan	10.50% (1.50	% PIK)	SOFR (Q)	6.75%	10/2030		761.9	(401)
			First lien senior secured loan	10.68% (1.50	% PIK)	SOFR (Q)	6.75%	10/2030		7,439.8	(402)
			Common stock						1.09%	88.3
Pioneer AcquisitionCo, LLC	2425 E Pioneer Drive, Irving, TX 75061	Financial Services	First lien senior secured loan	6.94%		SOFR (Q)	3.25%	10/2032		12,546.9
PIPK 2025-18	1114 Avenue of the Americas, 37th Floor, New York, NY 10036	Investment Funds and Vehicles	Collaterized loan obligation	9.63%		SOFR (Q)	5.75%	04/2038		1,268.4	(5)
Planview Parent, Inc.	12301 Research Boulevard, Research Park Plaza V, Suite 400, Austin, TX 78759	Software & Services	First lien senior secured loan	7.17%		SOFR (Q)	3.50%	12/2027		2,181.9
PLMRS 2025-3	1900 Shawnee Mission Parkway, Suite 315, Mission Woods, KS 66205	Investment Funds and Vehicles	Collaterized loan obligation	9.23%		SOFR (Q)	4.95%	07/2038		3,637.4	(5)
PNTPK 2019-1	1691 Michigan Avenue, Suite 500, Miami Beach, FL 33139	Investment Funds and Vehicles	Collaterized loan obligation	8.16%		SOFR (Q)	4.30%	07/2036		8,099.3	(5)
PointClickCare Technologies Inc.	5570 Explorer Drive, Mississauga, ON L4W 0C4, Canada	Health Care Equipment and Services	First lien senior secured loan	6.42%		SOFR (Q)	2.75%	11/2031		39,878.9	(5)
Polaris Newco, LLC	1500 Solana Boulevard, Suite 6300, Roanoke, TX 76262	Software & Services	First lien senior secured loan	7.85%		SOFR (Q)	3.75%	06/2028		63,496.2
Poseidon IntermediateCo, Inc.	2035 Lakeside Centre Way, Suite 125, Knoxville, TN 37922	Software & Services	First lien senior secured revolving loan					06/2031		—	(403)
			First lien senior secured loan	8.23%		SOFR (M)	4.50%	06/2032		27,263.3
			First lien senior secured loan					06/2032		—	(404)
Prairie ECI Acquiror LP	345 Park Avenue, New York, NY 10154	Energy	First lien senior secured loan	7.47%		SOFR (M)	3.75%	08/2029		8,693.2
Precision Concepts Parent Inc., Precision Concepts International LLC, and Precision Concepts Canada Corporation	16810 Kenton Drive, Suite 310, Huntersville, NC 28078	Materials	First lien senior secured revolving loan	8.59%		SOFR (Q)	4.75%	08/2032		500.7	(5)(405)
			First lien senior secured loan	8.58%		SOFR (Q)	4.75%	08/2032		33,312.9	(5)
Pregis TopCo LLC	1650 Lake Cook Road, Suite 400, Deerfield, IL 60015	Materials	First lien senior secured loan	7.80%		SOFR (M)	4.00%	02/2029		16,372.9
Premiere Buyer, LLC	11111 Santa Monica Boulevard, Los Angeles, CA 90025	Consumer Services	First lien senior secured revolving loan					05/2030		—	(406)
			First lien senior secured loan	8.17%		SOFR (Q)	4.50%	05/2031		27,357.5
			First lien senior secured loan					05/2031		—	(407)
Premise Health Holding Corp. and OMERS Bluejay Investment Holdings LP	5500 Maryland Way, Suite 400, Brentwood, TN 37027	Health Care Equipment and Services	First lien senior secured revolving loan					11/2031		—	(408)
			First lien senior secured loan	8.17%		SOFR (Q)	4.50%	11/2032		15,921.1
			First lien senior secured loan					11/2032		—	(409)
Priority Waste Holdings LLC, Priority Waste Holdings Indiana LLC and Priority Waste Super Holdings, LLC	45000 River Ridge Drive, Suite 200, Clinton Township, MI 48038	Commercial & Professional Services	First lien senior secured revolving loan	9.49%		SOFR (Q)	5.50%	08/2029		1.9	(410)
			First lien senior secured revolving loan	11.25%		Base Rate (Q)	4.50%	08/2029		0.1
			First lien senior secured loan	11.99%		SOFR (Q)	8.00%	08/2029		34,724.0
			First lien senior secured loan	14.73	% PIK	SOFR (M)	11.00%	08/2029		2,054.5
			First lien senior secured loan					08/2029		—	(411)
			Warrant to purchase Class A common units					08/2036	13.63%	—
			Warrant to purchase Class A common units					06/2036	4.41%	—
Project Alliance Buyer, LLC	495 N Keller Road, Suite 100, Maitland, FL 32751	Health Care Equipment and Services	First lien senior secured revolving loan					08/2031		—	(412)
			First lien senior secured loan	8.82%		SOFR (Q)	5.00%	08/2031		8,966.9
Project Boost Purchaser, LLC	11660 Alpharetta Highway, Suite 210, Roswell, GA 30076	Software & Services	First lien senior secured loan	6.42%		SOFR (Q)	2.75%	07/2031		36,849.1

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
Project Cardinal Acquisition, LLC	9366 E Raintree Drive, Suite 101, Scottsdale, AZ 85260	Consumer Distribution and Retail	First lien senior secured revolving loan					10/2032		—	(413)
			First lien senior secured loan	8.49%		SOFR (S)	4.50%	10/2032		17,876.5
			First lien senior secured loan					10/2032		—	(414)
Project Castle, Inc.	333 Buttonwood Street, West Reading, PA 19611	Capital Goods	First lien senior secured loan	9.36%		SOFR (S)	5.50%	06/2029		18,058.0
Project Ruby Ultimate Parent Corp.	11300 Switzer Road, Overland Park, KS 66210	Health Care Equipment and Services	First lien senior secured loan	6.74%		SOFR (M)	2.75%	03/2028		110,834.5
Proofpoint, Inc.	925 W Maude Avenue, Sunnyvale, CA 94085	Software & Services	First lien senior secured revolving loan					06/2028		—	(415)
			First lien senior secured loan	6.92%		SOFR (M)	3.00%	08/2028		106,230.5
			Second lien senior secured loan	7.66%		Euribor (M)	5.75%	12/2033		26,303.8
			Second lien senior secured loan	9.53%		SOFR (M)	5.75%	12/2033		25,611.8
Propagate Content LLC	1640 S Sepulveda Boulevard, Suite 300, Los Angeles, CA 90025	Sports, Media and Entertainment	Preferred equity	8.00	% PIK				26.70%	4,083.5
Property Finder Mercury Ltd	Shatha Tower, Suite 1505, Dubai Media City, Dubai, United Arab Emirates	Software & Services	First lien senior secured loan					12/2032		—	(5)(416)
PROSE 2024-3	3200 Windy Hill Road SE, Suite 1200E, Atlanta, GA 30339	Investment Funds and Vehicles	Private asset-backed investment	8.85%				10/2054		25,834.4	(5)
Providence Equity Partners (Midsummer) L.P.	50 Kennedy Plaza, 18th Floor, Providence, RI 02903	Investment Funds and Vehicles	Limited partnership interests						0.06%	836.3	(5)(417)
Providence Equity Partners VII, L.P.	50 Kennedy Plaza, 18th Floor, Providence, RI 02903	Investment Funds and Vehicles	Limited partnership interests						0.07%	582.7	(5)(418)
Providence Equity Partners VII-A L.P.	50 Kennedy Plaza, 18th Floor, Providence, RI 02903	Investment Funds and Vehicles	Limited partnership interests						0.20%	1,675.5	(5)(419)
Providence Equity Partners VIII, L.P.	50 Kennedy Plaza, 18th Floor, Providence, RI 02903	Investment Funds and Vehicles	Limited partnership interests						0.06%	3,641.4	(5)(420)
PSC Parent, Inc.	5025 Preston Road, Pasadena, TX 77505	Commercial & Professional Services	First lien senior secured revolving loan	8.97%		SOFR (M)	5.25%	04/2030		3,463.4	(421)
			First lien senior secured loan	8.98%		SOFR (M)	5.25%	04/2031		50,575.7	(422)
PumpTech, LLC and Impel CV-B, LP	12020 SE 32nd Street, Suite 2, Bellevue, WA 98005	Capital Goods	First lien senior secured revolving loan	8.47%		SOFR (M)	4.75%	01/2031		370.4	(423)
			First lien senior secured revolving loan	10.50%		Base Rate (Q)	3.75%	01/2031		370.4
			First lien senior secured loan	8.47%		SOFR (M)	4.75%	01/2031		15,162.7	(424)
			Limited partnership interest						0.64%	942.2	(425)
Purple Garden Invest (D) AB	Birger Jarlsgatan 41, A111 45 Stockholm, Sweden	Investment Funds and Vehicles	Limited partnership interests						0.21%	1,203.8	(5)(426)
PushPay USA Inc.	18300 Redmond Way, Redmond, WA 98052	Software & Services	First lien senior secured loan	7.62%		SOFR (Q)	3.75%	08/2031		39,228.3
PXLY 2024-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	8.90%		SOFR (Q)	5.00%	01/2037		6,077.3	(5)
PYE-Barker Fire & Safety, LLC	11605 Haynes Bridge Road, Alpharetta, GA 30009	Commercial & Professional Services	First lien senior secured loan	6.21%		SOFR (Q)	2.50%	12/2032		29,971.3
			First lien senior secured loan					12/2032		—	(427)
QBS Parent, Inc.	811 Main Street, Houston, TX 77002	Software & Services	First lien senior secured revolving loan	8.22%		SOFR (M)	4.50%	06/2032		135.5	(428)
			First lien senior secured loan	8.17%		SOFR (Q)	4.50%	06/2032		14,636.7
QF Holdings, Inc.	315 Deaderick Street, Suite 2300, Nashville, TN 37238	Software & Services	First lien senior secured revolving loan					12/2032		—	(429)
			First lien senior secured loan	8.19%		SOFR (A)	4.50%	12/2032		87,584.2
			First lien senior secured loan					12/2032		—	(430)
Quartz Holding Company	333 W River Park Drive, Provo, UT 84604	Sports, Media and Entertainment	First lien senior secured loan	6.97%		SOFR (M)	3.25%	10/2028		3,989.6
Quick Quack Car Wash Holdings, LLC and KKR Game Changer Co-Invest Feeder II L.P.	1380 Lead Hill Boulevard, Suite 260, Roseville, CA 95661	Consumer Services	First lien senior secured revolving loan					06/2031		—	(431)
			First lien senior secured loan	8.47%		SOFR (M)	4.75%	06/2031		67,925.2	(432)
			Limited partnership interest						0.60%	14,878.0
Quintain Investments Holdings Limited	180 Great Portland Street, London W1W 5QZ, United Kingdom	Real Estate Management & Development	Private asset-backed investment					08/2031		57,205.3	(5)(433)
			Class B common units							—	(5)
Quirch Foods Holdings, LLC	2701 S Le Jeune Road, 12th Floor, Coral Gables, FL 33134	Consumer Distribution and Retail	First lien senior secured loan	10.34%		SOFR (S)	6.50%	11/2030		101,644.0
			First lien senior secured loan					11/2030		—	(434)
Radiant Intermediate Holding, LLC	901 Reinli Street, Austin, TX 78751	Consumer Services	First lien senior secured loan	9.92%		SOFR (Q)	6.00%	11/2026		862.0
Radiate Holdco LLC	650 College Road E, Suite 3100, Princeton, NJ 08540	Sports, Media and Entertainment	First lien senior secured loan	7.79%		SOFR (M)	4.00%	06/2029		12,159.5	(435)
Radnet Management, Inc.	1510 Cotner Avenue, Los Angeles, CA 90025	Health Care Equipment and Services	First lien senior secured loan	6.07%		SOFR (Q)	2.25%	04/2031		5,188.2	(5)
Raising Cane’s Restaurants LLC	100 North Street, Suite 802, Baton Rouge, LA 70802	Consumer Services	First lien senior secured loan	5.84%		SOFR (M)	2.00%	11/2032		23,623.3
Raven Acquisition Holdings, LLC	434 W Ascension Way, 6th Floor, Salt Lake City, UT 84123	Health Care Equipment and Services	First lien senior secured revolving loan					11/2029		—	(436)
			First lien senior secured loan	6.72%		SOFR (M)	3.00%	11/2031		38,929.2
			First lien senior secured loan					11/2031		—	(437)
Reagent Chemical & Research, LLC	115 US Highway 202, Ringoes, NJ 08551	Materials	First lien senior secured revolving loan					04/2030		—	(438)
			First lien senior secured loan	9.12%		SOFR (M)	5.25%	04/2031		52,104.2
RealPage, Inc.	2201 Lakeside Boulevard, Richardson, TX 75082	Software & Services	First lien senior secured loan	7.42%		SOFR (Q)	3.75%	04/2028		36,787.9

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
			First lien senior secured loan	7.18%		SOFR (Q)	3.00%	04/2028		17,095.1
Red Garden Invest (D) AB	Birger Jarlsgatan 41, A111 45 Stockholm, Sweden	Investment Funds and Vehicles	Limited partnership interests						0.21%	1,599.9	(5)(439)
Reddy Ice LLC	5710 LBJ Freeway, Suite 300, Dallas, TX 75240	Consumer Distribution and Retail	First lien senior secured revolving loan					04/2029		—	(440)
			First lien senior secured loan					04/2029		—	(441)
Redwood Services LP	6584 Poplar Avenue, Memphis, TN 38138	Consumer Services	First lien senior secured revolving loan					06/2032		—	(442)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	06/2032		36,347.4	(443)
RegionalCare Hospital Partners Holdings, Inc.	330 Seven Springs Way, Brentwood, TN 37027	Health Care Equipment and Services	First lien senior secured loan	7.33%		SOFR (M)	3.50%	05/2031		3,186.6
Resonetics, LLC	26 Whipple Street, Nashua, NH 03060	Health Care Equipment and Services	First lien senior secured loan	6.59%		SOFR (Q)	2.75%	06/2031		49,440.3
Retained Vantage Data Centers Intermediate Holdco, LP and Retained Vantage Data Centers Assets, LP	2805 Bowers Avenue, Suite 220, Santa Clara, CA 95051	Data Centers	Senior subordinated loan	9.50%				12/2031		41,663.9
			Senior subordinated loan					12/2031		—	(444)
Revival Animal Health, LLC	1700 Albany Place SE, Orange City, IA 51041	Health Care Equipment and Services	First lien senior secured revolving loan	9.73%		SOFR (Q)	6.00%	01/2028		1,826.5	(445)
			First lien senior secured loan	9.72%		SOFR (Q)	6.00%	01/2028		29,744.7
			First lien senior secured loan					01/2028		—	(446)
Royal Borrower, LLC and Royal Parent, LP	3720 Zip Industrial Boulevard SE, Atlanta, GA 30354	Consumer Distribution and Retail	First lien senior secured revolving loan					07/2030		—	(447)
			First lien senior secured loan	9.00%		SOFR (M)	5.25%	07/2030		18,304.5
			First lien senior secured loan					07/2030		—	(448)
			Class A preferred units	10.00	% PIK				1.19%	1,981.1
RRAM 2022-21	9 W 57th Street, 17th Floor, New York, NY 10019	Investment Funds and Vehicles	Collaterized loan obligation	10.69%		SOFR (Q)	6.79%	07/2039		227.8	(5)
			Collaterized loan obligation	9.48%				07/2039		7,076.4	(5)
RRAM 2022-23	9 W 57th Street, 17th Floor, New York, NY 10019	Investment Funds and Vehicles	Collaterized loan obligation	8.90%		SOFR (Q)	5.00%	07/2037		4,414.2	(5)
RRAM 2022-24	9 W 57th Street, 17th Floor, New York, NY 10019	Investment Funds and Vehicles	Collaterized loan obligation	10.68%		SOFR (Q)	6.78%	01/2037		689.5	(5)
RRAM 2023-25	9 W 57th Street, 17th Floor, New York, NY 10019	Investment Funds and Vehicles	Collaterized loan obligation	11.15%		SOFR (Q)	7.25%	10/2037		778.4	(5)
RRAM 2023-27	9 W 57th Street, 17th Floor, New York, NY 10019	Investment Funds and Vehicles	Collaterized loan obligation	14.64%				10/2035		4,644.8	(5)
RRAM 2024-29R	9 W 57th Street, 17th Floor, New York, NY 10019	Investment Funds and Vehicles	Collaterized loan obligation	14.13%				07/2039		3,041.7	(5)
RRAM 2024-30	9 W 57th Street, 17th Floor, New York, NY 10019	Investment Funds and Vehicles	Collaterized loan obligation	10.22%		SOFR (Q)	6.32%	07/2036		394.1	(5)
			Collaterized loan obligation	11.87%				07/2036		5,569.0	(5)
RRAM 2024-31	9 W 57th Street, 17th Floor, New York, NY 10019	Investment Funds and Vehicles	Collaterized loan obligation	10.77%		SOFR (Q)	6.87%	10/2039		445.0	(5)
			Collaterized loan obligation	14.25%				10/2039		8,951.2	(5)
RRAM 2024-33	9 W 57th Street, 17th Floor, New York, NY 10019	Investment Funds and Vehicles	Collaterized loan obligation	10.71%		SOFR (Q)	6.81%	10/2039		494.7	(5)
RRAM 2024-35	9 W 57th Street, 17th Floor, New York, NY 10019	Investment Funds and Vehicles	Collaterized loan obligation	10.71%		SOFR (Q)	6.81%	01/2040		493.9	(5)
RRAM 2025-37	9 W 57th Street, 17th Floor, New York, NY 10019	Investment Funds and Vehicles	Collaterized loan obligation	8.55%		SOFR (Q)	4.65%	04/2038		1,060.8	(5)
RRAM 2025-38	9 W 57th Street, 17th Floor, New York, NY 10019	Investment Funds and Vehicles	Collaterized loan obligation	12.99%				04/2040		2,114.6	(5)
RRAM 2025-40	9 W 57th Street, 17th Floor, New York, NY 10019	Investment Funds and Vehicles	Collaterized loan obligation	10.05%		SOFR (Q)	5.75%	07/2038		8,842.9	(5)
Runway Bidco, LLC	3201 Dallas Parkway, Frisco, TX 75034	Software & Services	First lien senior secured revolving loan					12/2031		—	(449)
			First lien senior secured loan	8.67%		SOFR (Q)	5.00%	12/2031		1,912.6
			First lien senior secured loan					12/2031		—	(450)
RWA Wealth Partners, LLC	85 Wells Avenue, Newton, MA 02459	Financial Services	First lien senior secured revolving loan					11/2030		—	(5)(451)
			First lien senior secured loan	8.61%		SOFR (Q)	4.75%	11/2030		9,165.7	(5)(452)
Saber Parent Holdings Corp. and MSHC, Inc.	214 N Tryon Street, Suite 2425, Charlotte, NC 28202	Consumer Services	First lien senior secured revolving loan					12/2032		—	(453)
			First lien senior secured loan	8.23%		SOFR (Q)	4.50%	12/2032		14,220.2
			First lien senior secured loan					12/2032		—	(454)
Sabseg Group, S.L.	Calle de Hermosilla 28, Planta 1a, 28001 Madrid, Spain	Insurance	First lien senior secured loan					04/2029		—	(5)(455)
SageSure Holdings, LLC and SageSure LLC	101 Hudson Street, Suite 2700, Jersey City, NJ 07302	Insurance	First lien senior secured loan	8.47%		SOFR (M)	4.75%	01/2030		66,683.9
			First lien senior secured loan					01/2030		—	(456)
Sandlot Action Sports, LLC	34 E 51st Street, New York, NY 10022	Sports, Media and Entertainment	Common units						0.14%	21.7

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
Sapphire Software Buyer, Inc.	675 Almanor Avenue, Sunnyvale, CA 94085	Software & Services	First lien senior secured revolving loan					09/2031		—	(457)
			First lien senior secured loan	8.87%		SOFR (S)	5.00%	09/2031		40,564.3
Saturn Purchaser Corp.	201 1st Street, Suite 307, Petaluma, CA 94952	Commercial & Professional Services	First lien senior secured revolving loan					07/2030		—	(458)
			First lien senior secured loan	8.71%		SOFR (Q)	4.85%	07/2030		7,505.7
			First lien senior secured loan					07/2030		—	(459)
SCIH Salt Holdings Inc.	10955 Lowell Avenue, Suite 500, Overland Park, KS 66210	Consumer Distribution and Retail	First lien senior secured loan	5.52%		SOFR (Q)	1.75%	01/2029		85,152.3
Sedgwick Claims Management Services, Inc.	8125 Sedgwick Way, Memphis, TN 38125	Software & Services	First lien senior secured loan	6.22%		SOFR (M)	2.50%	07/2031		56,799.2
Severin Acquisition, LLC	150 Parkshore Drive, Folsom, CA 95630	Software & Services	First lien senior secured revolving loan					10/2031		—	(460)
			First lien senior secured loan	8.47% (2.25	% PIK)	SOFR (M)	4.75%	10/2031		108,881.5	(461)
SGM Acquisition Sub, LLC and Schill Holdings, LP	5000 Mills Ind Parkway, Suite 4, North Ridgeville, OH 44039	Commercial & Professional Services	First lien senior secured revolving loan					12/2031		—	(462)
			First lien senior secured loan	8.72%		SOFR (Q)	5.00%	12/2031		17,638.4
			First lien senior secured loan					12/2031		—	(463)
			Common units						0.47%	1,010.0
Sharp Midco LLC	7451 Keebler Way, Allentown, PA 18106	Health Care Equipment and Services	First lien senior secured loan	6.67%		SOFR (Q)	3.00%	09/2032		44,841.4
Shout! Factory, LLC	1640 S Sepulveda Boulevard, Suite 400, Los Angeles, CA 90025	Sports, Media and Entertainment	First lien senior secured revolving loan	8.93%		SOFR (Q)	5.25%	06/2031		242.9	(464)
			First lien senior secured loan	8.92%		SOFR (Q)	5.25%	06/2031		17,389.0
SIG Parent Holdings, LLC	530 Oak Court Drive, Suite 245, Memphis, TN 38117	Insurance	First lien senior secured revolving loan					08/2031		—	(465)
			First lien senior secured loan	8.47%		SOFR (M)	4.75%	08/2031		32,150.8	(466)
Signant Finance One Limited and Bracket Intermediate Holding Corp.	785 Arbor Way, Blue Bell, PA 19422	Health Care Equipment and Services	First lien senior secured revolving loan					10/2031		—	(5)(467)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	10/2031		21,872.7	(5)
			First lien senior secured loan					10/2031		—	(5)(468)
Signia Aerospace, LLC	4 Embarcadero Center, Suite 2660, San Francisco, CA 94111	Capital Goods	First lien senior secured loan	6.57%		SOFR (Q)	2.75%	12/2031		7,225.5
			First lien senior secured loan					12/2031		—	(469)
Silk Holdings III LLC and Silk Holdings I Corp.	1 International Place, Suite 3240, Boston, MA 02110	Household & Personal Products	First lien senior secured revolving loan	8.34%		SOFR (M)	4.50%	12/2032		1,950.6	(470)
			First lien senior secured loan	8.34%		SOFR (M)	4.50%	12/2032		141,591.3
			Common stock						0.33%	4,064.0
Silver Lake Partners IV, L.P.	2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025	Investment Funds and Vehicles	Limited partnership interests						0.02%	1,918.6	(5)(471)
Silver Midco 1 GmbH and Silver Bidco GmbH	Fregestrasse 8, 07747 Jena, Germany	Health Care Equipment and Services	First lien senior secured loan	7.27%		Euribor (Q)	5.25%	06/2031		10,149.7	(5)
			First lien senior secured loan					06/2031		—	(5)(472)
			Senior subordinated loan	12.50%				12/2031		31,244.2	(5)
			Senior subordinated loan					12/2031		—	(5)(473)
SIXST 2020-16	1 Letterman Drive, Building B, San Francisco, CA 94129	Investment Funds and Vehicles	Collaterized loan obligation	9.24%				10/2032		821.3	(5)
SIXST 2021-17	1 Letterman Drive, Building B, San Francisco, CA 94129	Investment Funds and Vehicles	Collaterized loan obligation	17.20%				04/2038		3,690.4	(5)

								% of Class
							Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon	Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
SIXST 2021-20	1 Letterman Drive, Building B, San Francisco, CA 94129	Investment Funds and Vehicles	Collaterized loan obligation	9.38%	SOFR (Q)	5.50%	07/2038		3,253.3	(5)
SIXST 2022-21	1 Letterman Drive, Building B, San Francisco, CA 94129	Investment Funds and Vehicles	Collaterized loan obligation	9.62%	SOFR (Q)	5.75%	10/2037		2,048.0	(5)
			Collaterized loan obligation	14.43%			10/2037		3,124.5	(5)
SIXST 2024-26	1 Letterman Drive, Building B, San Francisco, CA 94129	Investment Funds and Vehicles	Collaterized loan obligation	9.53%	SOFR (Q)	5.65%	10/2037		655.2	(5)
SIXST 2024-27	1 Letterman Drive, Building B, San Francisco, CA 94129	Investment Funds and Vehicles	Collaterized loan obligation	9.13%	SOFR (Q)	5.25%	01/2038		1,762.4	(5)
SIXST 2025-28	1 Letterman Drive, Building B, San Francisco, CA 94129	Investment Funds and Vehicles	Collaterized loan obligation	9.32%	SOFR (Q)	5.45%	04/2038		739.5	(5)
			Collaterized loan obligation	11.22%			04/2038		2,118.9	(5)
SIXST 2025-29	1 Letterman Drive, Building B, San Francisco, CA 94129	Investment Funds and Vehicles	Collaterized loan obligation	12.11%			07/2038		4,273.9	(5)
SIXST 2025-30	1 Letterman Drive, Building B, San Francisco, CA 94129	Investment Funds and Vehicles	Collaterized loan obligation	9.14%	SOFR (Q)	4.85%	07/2038		2,328.8	(5)
			Collaterized loan obligation	11.64%			07/2038		5,325.1	(5)
SIXST 2025-31	1 Letterman Drive, Building B, San Francisco, CA 94129	Investment Funds and Vehicles	Collaterized loan obligation	11.50%			01/2039		17,086.2	(5)
Slaine Holdings LLC	101 Hudson Street, Suite 2700, Jersey City, NJ 07302	Insurance	Senior subordinated revolving loan				05/2030		—	(474)
			Senior subordinated loan	10.47%	SOFR (M)	6.75%	05/2030		64,445.2
			Senior Subordinated Loan				05/2030		—	(475)
Solar Bidco Limited	7 Wornal Park, Menmarsh Road, Aylesbury HP18 9PH, United Kingdom	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	8.27%	Euribor (Q)	6.25%	11/2029		5,719.3	(5)(476)
Sophia, L.P.	680 E Swedesford Road, Wayne, PA 19087	Software & Services	First lien senior secured loan	6.47%	SOFR (M)	2.75%	10/2029		62,634.8
			Second lien senior secured loan	8.47%	SOFR (M)	4.75%	11/2032		5,802.5
South Field Energy LLC	31 Milk Street, Suite 1001, Boston, MA 02109	Independent Power and Renewable Electricity Producers	First lien senior secured loan	7.00%	SOFR (Q)	3.00%	08/2031		0.5
South Florida Motorsports, LLC	347 Don Shula Drive, Miami Gardens, FL 33056	Sports, Media and Entertainment	Class A common interest					2.00%	6,427.0
Spaceship Purchaser, Inc.	459 Broadway, 5th Floor, New York, NY 10013	Software & Services	First lien senior secured revolving loan				10/2031		—	(477)
			First lien senior secured loan	7.92%	SOFR (Q)	4.25%	10/2031		77,489.5
Spark Purchaser, Inc.	30 Hudson Yards, New York, NY 10001	Software & Services	First lien senior secured revolving loan				04/2030		—	(478)
			First lien senior secured loan	9.17%	SOFR (Q)	5.50%	04/2031		15,292.5
SPEAK 2024-11	2001 Ross Avenue, Suite 1900, Dallas, TX 75201	Investment Funds and Vehicles	Collaterized loan obligation	16.55%			07/2037		3,206.8	(5)
Spindrift Beverage Co., Inc. and SBC Aggregator LP	55 Chapel Street, Suite 401, Newton, MA 02458	Food & Beverage	First lien senior secured revolving loan				02/2032		—	(479)
			First lien senior secured loan	8.94%	SOFR (Q)	5.00%	02/2032		10,096.6
			First lien senior secured loan				02/2032		—	(480)
			Limited partnership units					1.64%	9,363.6	(481)
Sport Maska Inc.	3400 Rue Raymond-Lasnier, Saint-Laurent, QC H4R 3L5, Canada	Consumer Durables & Apparel	First lien senior secured revolving loan	8.98%	SOFR (M)	5.25%	12/2030		1,295.8	(5)(482)
			First lien senior secured loan	7.77%	CDOR (M)	5.50%	12/2030		21,143.8	(5)
Spruce Bidco II Inc.	1 Baxter Parkway, Deerfield, IL 60015	Health Care Equipment and Services	First lien senior secured revolving loan				01/2032		—	(483)
			First lien senior secured loan	8.45%	SOFR (S)	4.75%	01/2032		97,426.3
			First lien senior secured loan	6.00%	TONA (Q)	5.25%	01/2032		13,464.7
			First lien senior secured loan	7.25%	CORRA (Q)	5.00%	01/2032		14,384.6
SPX Flow, Inc.	13320 Ballantyne Corporate Place, Charlotte, NC 28277	Capital Goods	First lien senior secured loan	6.47%	SOFR (M)	2.75%	04/2029		15,631.8
St Athena Global LLC and St Athena Global Holdings Limited	255 W Federal Street, Youngstown, OH 44503	Consumer Durables & Apparel	First lien senior secured revolving loan	9.10%	SOFR (Q)	5.25%	06/2029		539.2	(5)(484)
			First lien senior secured loan	8.97%	SONIA (M)	5.25%	06/2030		19,074.0	(5)
			First lien senior secured loan	9.02%	SOFR (Q)	5.25%	06/2030		31,319.9	(5)
			First lien senior secured loan				06/2030		—	(5)(485)

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
Sterilex LLC	111 Lakefront Drive, Cockeysville, MD 21030	Materials	First lien senior secured revolving loan	7.45%		SOFR (Q)	3.75%	09/2030		0.5	(486)
			First lien senior secured loan	8.95%		SOFR (Q)	5.25%	09/2030		5,312.5
			First lien senior secured loan					09/2030		—	(487)
Steward Partners Global Advisory, LLC, Steward Partners Investment Advisory, LLC, Steward Partners Intermediate II, LLC and Steward Partners New Holdings, LLC	2 Grand Central Tower, New York, NY 10017	Financial Services	First lien senior secured revolving loan					10/2028		—	(5)(488)
			First lien senior secured loan	8.47%		SOFR (M)	4.75%	10/2028		6,887.2	(5)(489)
			Senior subordinated loan	11.00	% PIK			12/2032		22,278.2	(5)
			Warrant to purchase Class W units					12/2032	5.33%	2,644.6	(5)
STKPK 2022-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	10.05%		SOFR (Q)	6.15%	10/2037		1,674.4	(5)
			Collaterized loan obligation	12.13%				10/2037		13,079.6	(5)
			Collaterized loan obligation					10/2037		597.7	(5)
Student Transportation of America, Inc.	3349 Highway 138, Building A, Suite C, Wall Township, NJ 07719	Transportation	First lien senior secured loan	6.94%		SOFR (Q)	3.25%	06/2032		7,175.5
			First lien senior secured loan	6.67%		SOFR (S)	3.00%	06/2032		1,435.1
			First lien senior secured loan					06/2032		—	(490)
Sugar PPC Buyer LLC	950 Third Avenue, New York, NY 10022	Food & Beverage	First lien senior secured loan	8.41%		SOFR (S)	4.75%	10/2031		26,148.8	(491)
Sunbit Receivables Trust IV	10940 Wilshire Boulevard, Suite 1850, Los Angeles, CA 90024	Financial Services	Private asset-backed investment	10.79%		SOFR (M)	7.00%	04/2029		1,364.6	(492)
Sunvair Aerospace Group, Inc. and GB Helios Holdings, L.P.	29145 The Old Road, Valencia, CA 91355	Capital Goods	First lien senior secured revolving loan					05/2031		—	(493)
			First lien senior secured loan	8.67%		SOFR (Q)	5.00%	05/2031		34,767.1	(494)
			Series A common units						0.61%	1,676.4
Superman Holdings, LLC	17800 Royalton Road, Strongsville, OH 44136	Software & Services	First lien senior secured revolving loan					08/2031		—	(495)
			First lien senior secured loan	8.17%		SOFR (Q)	4.50%	08/2031		51,974.1
Supplying Demand, Inc.	4077 Redwood Avenue, Los Angeles, CA 90066	Food & Beverage	First lien senior secured revolving loan					11/2027		—	(496)
Surescripts, LLC	2550 S Clark Street, Arlington, VA 22202	Health Care Equipment and Services	First lien senior secured loan	8.42%		SOFR (Q)	4.75%	11/2031		100,696.3
			First lien senior secured loan					11/2031		—	(497)
Surgery Center Holdings, Inc.	340 Seven Springs Way, Brentwood, TN 37027	Health Care Equipment and Services	First lien senior secured loan	6.22%		SOFR (M)	2.50%	12/2030		27,085.4	(5)
SV Newco 2, Inc. and Site 2020 Incorporated	24 Akerley Boulevard, Unit 1, Dartmouth, NS B3B 1J3, Canada	Commercial & Professional Services	First lien senior secured revolving loan					06/2031		—	(5)(498)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	06/2031		27,107.3	(5)(499)
			First lien senior secured loan	10.50%		Base rate (Q)	3.75%	06/2031		1,916.4	(5)
Switch BBF, LLC	7135 S Decatur Boulevard, Las Vegas, NV 89118	Software & Services	Private asset-backed investment	11.37%		SOFR (S)	7.17%	08/2027		1,957.2
SYMP 2022-33	555 California Street, Suite 3100, San Francisco, CA 94104	Investment Funds and Vehicles	Collaterized loan obligation	9.22%		SOFR (Q)	5.35%	01/2038		1,195.1	(5)
SYMP 2023-40	555 California Street, Suite 3100, San Francisco, CA 94104	Investment Funds and Vehicles	Collaterized loan obligation	9.16%		SOFR (Q)	5.25%	01/2038		1,507.3	(5)
Symplr Software Inc. and Symplr Software Intermediate Holdings, Inc.	315 Capitol Street, Suite 100, Houston, TX 77002	Health Care Equipment and Services	First lien senior secured loan	8.44%		SOFR (Q)	4.50%	12/2027		706.3
			Second lien senior secured loan	11.82%		SOFR (Q)	7.88%	12/2028		14,801.8
Talon Buyer Inc. and Talon Holdings SCSP	7459 Whitepine Road, Richmond, VA 23237	Commercial & Professional Services	First lien senior secured revolving loan					07/2032		—	(500)
			First lien senior secured loan	8.39%		SOFR (Q)	4.50%	07/2032		21,908.0	(501)
			Class A units						2.10%	9,712.3	(5)
TCI Buyer LLC and TCI Holdings, LP	545 Columbia Avenue, Riverside, CA 92507	Household & Personal Products	First lien senior secured revolving loan					11/2030		—	(502)
			First lien senior secured loan	8.47%		SOFR (M)	4.75%	11/2030		23,296.7	(503)
			Common stock						0.61%	1,718.9
TCIFC 2023-1	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	8.83%		SOFR (Q)	4.95%	07/2038		1,819.6	(5)
Team Health Holdings, Inc.	265 Brookview Centre Way, Suite 203, Knoxville, TN 37919	Health Care Equipment and Services	First lien senior secured loan	8.34%		SOFR (Q)	4.50%	06/2028		74,811.6
			First lien senior secured notes	8.38%				06/2028		25,301.3

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
Telle Tire & Auto Service, LLC and Next Horizon Capital TireCo SPV, LP	7982 Big Bend Boulevard, Saint Louis, MO 63119	Automobiles & Components	First lien senior secured revolving loan	8.95%		SOFR (S)	4.75%	03/2031		245.5	(504)
			First lien senior secured revolving loan	10.50%		Base Rate (Q)	3.75%	03/2031		103.2
			First lien senior secured loan	8.71%		SOFR (Q)	4.75%	03/2031		7,527.4	(505)
			Limited partnership interests						0.51%	412.6
Texas Debt Capital CLO 2024-II Ltd	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	9.12%		SOFR (Q)	5.25%	01/2037		4,134.4	(5)
The Edelman Financial Center, LLC	540 Madison Avenue, Suite 27B, New York, NY 10022	Financial Services	Second lien senior secured loan	8.97%		SOFR (M)	5.25%	10/2028		61,080.9	(5)
			First lien senior secured loan	6.72%		SOFR (M)	3.00%	04/2028		43,635.3	(5)
The Hiller Companies, LLC	3751 Joy Springs Drive, Mobile, AL 36693	Commercial & Professional Services	First lien senior secured revolving loan					06/2030		—	(506)
			First lien senior secured loan	8.72%		SOFR (M)	5.00%	06/2030		30,327.2	(507)
			First lien senior secured loan	8.54%		SOFR (M)	4.75%	06/2030		2,563.5	(508)
The Ultimus Group Midco, LLC, The Ultimus Group, LLC, and The Ultimus Group Aggregator, LP	225 Pictoria Drive, Suite 450, Cincinnati, OH 45246	Financial Services	First lien senior secured revolving loan					07/2032		—	(509)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	07/2032		28,144.3
			First lien senior secured loan					07/2032		—	(510)
Thoma Bravo Fund XI-A, L.P.	110 N Wacker Drive, 32nd Floor, Chicago, IL 60606	Investment Funds and Vehicles	Limited partnership interests						0.16%	1,010.6	(5)(511)
Thoma Bravo Special Opportunities Fund II-A, L.P.	110 N Wacker Drive, 32nd Floor, Chicago, IL 60606	Investment Funds and Vehicles	Limited partnership interests						0.57%	1,452.1	(5)(512)
THPT 2023-THL	600 Third Avenue, 40th Floor, New York, NY 10016	Investment Funds and Vehicles	Commercial mortgage-backed security	10.40%				12/2034		5,045.2	(5)
Three Rivers Buyer, Inc.	339 6th Avenue, Suite 1400, Pittsburgh, PA 15222	Software & Services	First lien senior secured revolving loan					11/2031		—	(513)
			First lien senior secured loan	8.60%		SOFR (S)	4.75%	11/2031		5,798.8
TI VI Holdings 1, L.P.	1 St. James’s Market, Carlton Street, London SW1Y 4AH, United Kingdom	Financial Services	Preferred shares	9.31	% PIK					3,450.6	(5)(514)
Tikehau Green Diamond II CFO Equity LP	412 W 15th Street, 17th Floor, New York, NY 10011	Investment Funds and Vehicles	Preferred shares	9.77%		Euribor (Q)	7.75%	12/2030		2,914.1	(5)(515)
Tikehau Ruby CLO Equity LP	412 W 15th Street, 17th Floor, New York, NY 10011	Investment Funds and Vehicles	Preferred shares	12.02%		Euribor (Q)	10.00%			588.9	(5)(516)
Tikehau Topaz LP	412 W 15th Street, 17th Floor, New York, NY 10011	Investment Funds and Vehicles	Preferred shares	12.67%		SOFR (Q)	9.00%			2,474.2	(5)(517)
Titan BW Borrower L.P.	555 E Lancaster Avenue, Suite 400, Radnor, PA 19087	Capital Goods	First lien senior secured revolving loan					07/2032		—	(518)
			First lien senior secured loan	9.25% (2.88	% PIK)	SOFR (Q)	5.38%	07/2032		61,436.8
			First lien senior secured loan					07/2032		—	(519)
TPG IX Cardiff Debt HoldCo I, LLC, TPG IX Cardiff Debt Holdco II, LLC, TPG IX Cardiff CI I, L.P., and TPG IX Cardiff CI II, L.P.	5454 W 110th Street, Overland Park, KS 66211	Financial Services	First lien senior secured loan	9.96%		SOFR (Q)	6.00%	01/2033		9,587.9	(5)
			Limited partnership interest						0.18%	6,102.3	(5)
			Limited partnership interest						0.19%	535.9	(5)
TPG Partners VI, L.P.	345 California Street, Suite 3300, San Francisco, CA 94104	Investment Funds and Vehicles	Limited partnership interests						0.21%	325.3	(5)(520)
TPG Partners VIII, L.P.	345 California Street, Suite 3300, San Francisco, CA 94104	Investment Funds and Vehicles	Limited partnership interests						0.01%	1,640.3	(5)(521)
Trading Technologies International, Inc.	1 S Wacker Drive, Suite 1200, Chicago, IL 60606	Software & Services	First lien senior secured revolving loan					11/2032		—	(522)
			First lien senior secured loan	8.04%		SOFR (Q)	4.25%	11/2032		18,187.4
Transit Technologies LLC	2035 Lakeside Centre Way, Knoxville, TN 37922	Software & Services	First lien senior secured revolving loan					08/2030		—	(523)
			First lien senior secured loan	8.72%		SOFR (S)	5.00%	08/2031		11,995.1	(524)
			First lien senior secured loan	8.23%		SOFR (S)	4.50%	08/2031		6,673.6
			First lien senior secured loan					08/2031		—	(525)

								% of Class
							Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon	Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
TransMontaigne Operating Company L.P.	1670 Broadway, Suite 3100, Denver, CO 80202	Energy	First lien senior secured loan	6.22%	SOFR (M)	2.50%	11/2028		24,546.6
Trident TPI Holdings, Inc.	460 E Swedesford Road, Suite 3000, Wayne, PA 19087	Materials	First lien senior secured loan	7.42%	SOFR (Q)	3.75%	09/2028		43,670.1
Trident VI Parallel Fund, L.P.	20 Horseneck Lane, Greenwich, CT 06830	Investment Funds and Vehicles	Limited partnership interests					0.22%	1,672.6	(5)(526)
Trinity Capital Inc	11755 Wilshire Boulevard, Suite 2450, Los Angeles, CA 90025	Financial Services	Corporate bond	7.54%			10/2027		30,066.6	(5)
TriplePoint Venture Growth BDC Corp	2755 Sand Hill Road, Suite 150, Menlo Park, CA 94025	Investment Funds and Vehicles	Senior subordinated loan	8.11%			02/2028		33,309.3	(5)
Truck-Lite Co., LLC, ECCO Holdings Corp., and Clarity Technologies Holdings, LP	1067 Centre Road, Auburn Hills, MI 48326	Automobiles & Components	First lien senior secured revolving loan				02/2031		—	(527)
			First lien senior secured loan	8.48%	SOFR (M)	4.75%	02/2032		97,810.0	(528)
			First lien senior secured loan				02/2032		—	(529)
			Class A units					0.18%	4,023.9
Trucordia Insurance Holdings, LLC	21300 Victory Boulevard, Suite 700, Woodland Hills, CA 91367	Insurance	First lien senior secured loan	6.97%	SOFR (M)	3.25%	06/2032		11,801.2
Truist Insurance Holdings, LLC and McGriff Insurance Services, LLC	3201 Beechleaf Court, Raleigh, NC 27604	Insurance	First lien senior secured revolving loan				05/2029		—	(530)
TSS Buyer, LLC	620 Hearst Avenue, Berkeley, CA 94710	Commercial & Professional Services	First lien senior secured loan	9.34%	SOFR (Q)	5.50%	06/2029		9,818.4
TSWT Acquisition, Inc. and TSWT Holdings, LLC	4505 Excel Parkway, Suite 600, Addison, TX 75001	Consumer Services	First lien senior secured revolving loan	8.73%	SOFR (M)	5.00%	11/2031		87.9	(531)
			First lien senior secured loan	8.73%	SOFR (M)	5.00%	11/2031		13,521.5	(532)
			Class A units					0.26%	768.1

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
TVG-MGT Upper Intermediate Holdings, LLC	4320 W Kennedy Boulevard, Suite 200, Tampa, FL 33609	Commercial & Professional Services	Senior subordinated loan	14.00	% PIK			08/2031		21,255.5
			Class A common units						0.41%	3,478.6
U.S. Urology Partners, LLC, General Atlantic (USU) Blocker Collection Holdco, L.P., and General Atlantic (USU-2) Coinvest, L.P.	7171 Nolensville Road, Suite 105, Nolensville, TN 37135	Health Care Equipment and Services	First lien senior secured revolving loan					04/2032		—	(533)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	04/2032		3,825.9
			First lien senior secured loan	8.17%		SOFR (Q)	4.50%	04/2032		11,225.8
			Limited partnership interest						0.60%	3,465.4
			Common units						0.58%	435.0
UFS, LLC and BV-UFS Aggregator, LLC	2230 Dakota Drive, Grafton, WI 53024	Software & Services	First lien senior secured revolving loan	8.50%		SOFR (M)	4.75%	10/2031		625.5	(534)
			First lien senior secured loan	8.50%		SOFR (M)	4.75%	10/2031		34,422.1
			Membership interests						0.19%	485.6
UKG Inc. and H&F Unite Partners, L.P.	900 Chelmsford Street, Lowell, MA 01851	Software & Services	First lien senior secured loan	6.34%		SOFR (Q)	2.50%	02/2031		49,121.3
United Digestive MSO Parent, LLC and Koln Co-Invest Unblocked, LP	1355 Peachtree Street NE, Suite 1600, Atlanta, GA 30309	Health Care Equipment and Services	First lien senior secured revolving loan					03/2029		—	(535)
			First lien senior secured loan	9.51%		SOFR (Q)	5.75%	03/2029		15,224.7	(536)
			Class A interests						2.00%	169.4
United Talent Agency LLC	9336 Civic Center Drive, Beverly Hills, CA 90210	Sports, Media and Entertainment	First lien senior secured loan	6.75%		SOFR (M)	3.00%	06/2032		14,989.0
Unity Purchaser, LLC and Unity Ultimate Holdings, LP	6710 Westfield Avenue, Suite A, Pennsauken, NJ 08110	Commercial & Professional Services	First lien senior secured revolving loan					01/2031		—	(537)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	01/2031		13,828.9	(538)
			Class A-1 units						2.42%	2,198.6
University Support Services LLC	3500 Sunrise Highway, Building 300, Great River, NY 11739	Consumer Services	First lien senior secured loan	6.47%		SOFR (M)	2.75%	02/2029		15,563.5	(5)
UP Intermediate II LLC and UPBW Blocker LLC	2606 Baldwin Road, Greenwood, MS 38930	Commercial & Professional Services	First lien senior secured revolving loan					03/2031		—	(539)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	03/2032		13,491.5
			Senior preferred units	15.00	% PIK				1.97%	1,158.8
			Common units						1.43%	3,767.2
			Common units						0.09%	244.1
USALCO, LLC	2601 Cannery Avenue, Baltimore, MD 21226	Materials	First lien senior secured loan	7.22%		SOFR (M)	3.50%	09/2031		8,288.8
			First lien senior secured loan					09/2031		—	(540)
UserZoom Technologies, Inc.	10 Almaden Boulevard, Suite 250, San Jose, CA 95113	Software & Services	First lien senior secured loan	11.63%		SOFR (Q)	7.50%	04/2029		621.7
USI, Inc.	3611 Paesanos Parkway, Suite 300, San Antonio, TX 78231	Insurance	First lien senior secured loan	5.92%		SOFR (Q)	2.25%	11/2029		64,241.8
			First lien senior secured loan	5.92%		SOFR (Q)	2.25%	09/2030		24,705.7
Vamos Bidco, Inc.	450 Lexington Avenue, 34th Floor, New York, NY 10017	Software & Services	First lien senior secured revolving loan					01/2032		—	(541)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	01/2032		14,883.7
			First lien senior secured loan					01/2032		—	(542)
Vantage Data Centers Europe S.a r.l.	2 Rue Peternelchen, Howald 2370, Luxembourg	Data Centers	Private asset-backed investment	8.63%		Euribor (M)	6.75%	05/2029		2,262.6	(5)(543)
			Private asset-backed investment	8.73%		Euribor (M)	6.85%	05/2029		259.3	(5)
Varsity Brands Holding Co., Inc., Hercules Achievement, Inc. and BCPE Hercules Holdings, LP	14460 Varsity Brands Way, Farmers Branch TX 75244	Consumer Durables & Apparel	First lien senior secured loan	6.67%		SOFR (Q)	3.00%	08/2031		35,868.8
Vector Capital IV, L.P.	650 California Street, 32nd Floor, San Francisco, CA 94108	Investment Funds and Vehicles	Limited partnership interests						0.08%	256.4	(5)(544)
Vector Capital VI, L.P.	650 California Street, 32nd Floor, San Francisco, CA 94108	Investment Funds and Vehicles	Limited partnership interests						0.02%	47.9	(5)(545)
Venture Global Plaquemines Lng LLC	1001 19th Street N, Suite 1500, Arlington, VA 22209	Gas Utilities	First lien senior secured loan	6.14%		SOFR (M)	2.23%	05/2029		7,502.1	(5)
			First lien senior secured loan	5.94%		SOFR (M)	2.23%	05/2029		939.2	(5)
Vertex Service Partners, LLC and Vertex Service Partners Holdings, LLC	101 S Tryon Street, Charlote, NC 28202	Consumer Services	First lien senior secured revolving loan	9.67%		SOFR (Q)	6.00%	11/2030		585.3	(546)
			First lien senior secured loan	9.67% (4.14	% PIK)	SOFR (Q)	6.00%	11/2030		30,370.5	(547)
			Class B common units						0.19%	227.0

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
Vestar Capital Partners VII, L.P.	520 Madison Avenue, 33rd Floor, New York, NY 10022	Investment Funds and Vehicles	Limited partnership interests						0.26%	1,960.3	(5)(548)
VetPartners Group Limited	Spitfire House, Aviator Court, York YO30 4UZ, United Kingdom	Health Care Equipment and Services	First lien senior secured loan	9.54%		SONIA (S)	5.50%	09/2032		48,905.1	(5)
			First lien senior secured loan	7.61%		Euribor (Q)	5.50%	09/2032		3,133.5	(5)
			First lien senior secured loan	14.22%		SONIA (S)	10.25%	09/2032		2,576.8	(5)
			First lien senior secured loan					09/2032		—	(5)(549)
Victors Purchaser, LLC and WP Victors Co-Investment, L.P.	3855 Sparks Drive SE, Grand Rapids, MI 49546	Software & Services	First lien senior secured revolving loan	8.23%		SOFR (Q)	4.50%	12/2032		909.6	(550)
			First lien senior secured loan	8.19%		SOFR (Q)	4.50%	12/2032		66,856.7
			First lien senior secured loan					12/2032		—	(551)
			Partnership units						0.27%	8,212.3
Viper Bidco, Inc.	1575 Sawdust Road, Spring, TX 77380	Software & Services	First lien senior secured revolving loan					11/2031		—	(552)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	11/2031		16,075.2
			First lien senior secured loan	8.47%		SONIA (Q)	4.75%	11/2031		9,194.8
			First lien senior secured loan					11/2031		—	(553)
Vista Equity Partners Fund V-A, L.P.	401 Congress Avenue, Suite 3100, Austin, TX 78701	Investment Funds and Vehicles	Limited partnership interests						0.02%	883.2	(5)(554)
Vista Higher Learning, LLC	500 Boylston Street, Suite 620, Boston, MA 02116	Consumer Services	First lien senior secured revolving loan					09/2031		—	(555)
			First lien senior secured loan	8.46%		SOFR (Q)	4.75%	09/2031		27,447.2
			First lien senior secured loan	7.21%		SOFR (Q)	3.50%	09/2031		1.0
Voldex Entertainment Limited	80 Cheapside, London EC2V 6EE, United Kingdom	Sports, Media and Entertainment	First lien senior secured loan	10.94%		SOFR (Q)	7.25%	01/2029		18.6	(5)
VOYA 2021-3	230 Park Avenue, New York, NY 10169	Investment Funds and Vehicles	Collaterized loan obligation	9.80%		SOFR (Q)	5.90%	04/2038		2,536.1	(5)
			Collaterized loan obligation	8.15%				04/2038		1,907.0	(5)
VOYA 2024-1	230 Park Avenue, New York, NY 10169	Investment Funds and Vehicles	Collaterized loan obligation	10.55%		SOFR (Q)	6.65%	04/2037		1,697.8	(5)
VOYA 2024-2	230 Park Avenue, New York, NY 10169	Investment Funds and Vehicles	Collaterized loan obligation	9.93%		SOFR (Q)	6.05%	07/2037		2,524.4	(5)
VOYA 2025-1	230 Park Avenue, New York, NY 10169	Investment Funds and Vehicles	Collaterized loan obligation	8.48%		SOFR (Q)	4.60%	04/2038		5,127.6	(5)
VOYA 2025-2	230 Park Avenue, New York, NY 10169	Investment Funds and Vehicles	Collaterized loan obligation	10.15%		SOFR (Q)	6.25%	07/2038		3,561.1	(5)
			Collaterized loan obligation	14.62%				07/2038		10,346.3	(5)
VOYA 2025-3	230 Park Avenue, New York, NY 10169	Investment Funds and Vehicles	Collaterized loan obligation	9.73%		SOFR (Q)	5.40%	07/2038		3,014.6	(5)
VOYA 2025-4	230 Park Avenue, New York, NY 10169	Investment Funds and Vehicles	Collaterized loan obligation	9.00%		SOFR (Q)	5.10%	10/2038		6,826.8	(5)
W.S. Connelly & Co., LLC and WSC Ultimate Holdings, LLC	2501 Oak Lake Boulevard, Midlothian, VA 23112	Commercial & Professional Services	First lien senior secured revolving loan	7.67%		SOFR (Q)	4.00%	05/2030		5,982.4	(556)
			First lien senior secured revolving loan	9.75%		Base Rate (Q)	3.00%	05/2030		1,994.1	(557)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	05/2030		30,915.3	(558)
			Class A preferred units	10.00	% PIK				1.11%	1,397.9
			Class A common units						1.11%	539.9
Wand Newco 3, Inc.	200 Bellevue Parkway, Suite 210, Wilmington, DE 19809	Automobiles & Components	First lien senior secured loan	6.22%		SOFR (M)	2.50%	01/2031		69,533.2
Wash Multifamily Parent Inc	2200 195th Street, Torrance, CA 90501	Consumer Services	First lien senior secured loan	6.97%		SOFR (M)	3.25%	09/2032		2,027.6
Watt Holdco Limited	143 Barkby Road, Leicester LE4 9LG, United Kingdom	Independent Power and Renewable Electricity Producers	First lien senior secured loan	7.32%		Euribor (Q)	5.25%	09/2031		3,223.3	(5)
			First lien senior secured loan	8.98%		SONIA (Q)	5.25%	09/2031		1,703.7	(5)(559)
Waystar Technologies, Inc.	2055 Sugarloaf Circle, Suite 600, Duluth, GA 30097	Health Care Equipment and Services	First lien senior secured loan	5.72%		SOFR (M)	2.00%	10/2029		28,823.8
WCAS XIII, L.P.	599 Lexington Avenue, Suite 1800, New York, NY 10022	Investment Funds and Vehicles	Limited partnership interests						0.05%	1,740.2	(5)(560)
WCG Purchaser Corp.	5000 Centregreen Way, Suite 200, Cary, NC 27513	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	6.72%		SOFR (M)	3.00%	02/2032		14,933.6
WCI-BXC Purchaser, LLC and WCI-BXC Investment Holdings, L.P.	39 Labombard Road, Lebanon, NH 03766	Pharmaceuticals, Biotechnology & Life Sciences	Limited partnership interest						0.16%	752.1
WCP Bridge Fund, L.P.	605 3rd Avenue, 44th Floor, New York, NY 10158	Investment Funds and Vehicles	Limited partnership interests						0.15%	347.9	(5)(561)
WEC US Holdings Ltd.	20 Stanwix Street, Pittsburgh, PA 15222	Capital Goods	First lien senior secured loan	5.87%		SOFR (M)	2.00%	01/2031		68,117.1

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
WEHPK 2022-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	9.35%		SOFR (Q)	5.40%	10/2038		5,177.0	(5)
Wellington Bidco Inc. and Wellington TopCo LP	555 California Street, San Francisco, CA 94104	Software & Services	First lien senior secured revolving loan	8.42%		SOFR (Q)	4.75%	06/2030		1,189.7	(562)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	06/2030		45,452.1	(563)
			First lien senior secured loan					06/2030		—	(564)
			Class A-2 preferred units						0.37%	2,518.5
Wellington-Altus Financial Inc.	201 Portage Avenue, 3rd Floor, Winnipeg, MB R3C 0B9, Canada	Financial Services	First lien senior secured revolving loan					08/2030		—	(5)(565)
			First lien senior secured loan	7.55%		CORRA (Q)	5.00%	08/2030		824.6	(5)
			First lien senior secured loan					08/2030		—	(5)(566)
			Common stock						0.37%	3,883.1	(5)(567)
Wellspring Capital Partners VI (Onshore), L.P.	605 3rd Avenue, 44th Floor, New York, NY 10158	Investment Funds and Vehicles	Limited partnership interests						0.12%	1,514.2	(5)(568)
Werner Finco LP	555 W Pierce Road, Suite 300, Itasca, IL 60143	Capital Goods	First lien senior secured loan	9.21%		SOFR (Q)	5.50%	06/2031		92,774.8
Wharf Street Ratings Acquisition LLC	805 3rd Avenue, 29th Floor, New York, NY 10022	Financial Services	First lien senior secured revolving loan					09/2032		—	(569)
			First lien senior secured loan	8.47%		SOFR (M)	4.75%	09/2032		24,948.7
			First lien senior secured loan					09/2032		—	(570)
Whatabrands LLC	300 Concord Plaza Drive, San Antonio, TX 78216	Consumer Services	First lien senior secured loan	6.22%		SOFR (M)	2.50%	08/2028		55,847.8
WhiteWater Matterhorn Holdings, LLC	100 Congress Avenue, Austin, TX 78701	Energy	First lien senior secured loan	6.31%		SOFR (Q)	2.25%	06/2032		7,020.7
WideOpenWest Finance, LLC	7887 E Belleview Avenue, Suite 1000, Englewood, CO 80111	Sports, Media and Entertainment	First lien senior secured loan	11.17%		SOFR (Q)	7.00%	12/2028		106.9	(5)
Wilbur-Ellis Holdings II LLC	265 Broadhollow Road, Melville, NY 11747	Food & Beverage	First lien senior secured revolving loan	8.00%		SOFR (Q)	4.25%	06/2030		5,027.7	(571)
WILDPK 2024-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	9.63%		SOFR (Q)	5.75%	10/2037		1,127.9	(5)
WIN Waste Innovations Holdings Inc.	90 Arboretum Drive, Suite 300, Portsmouth, NH 03801	Independent Power and Renewable Electricity Producers	First lien senior secured loan	6.58%		SOFR (M)	2.75%	03/2028		25,126.6
Wind Point Partners VIII-A, L.P.	676 N Michigan Avenue, Suite 3700, Chicago, IL 60611	Investment Funds and Vehicles	Limited partnership interests						0.14%	568.2	(5)(572)
WONPK 2025-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	9.22%		SOFR (Q)	4.90%	07/2038		3,367.7	(5)
WorkWave Intermediate II, LLC	101 Crawfords Corner Road, Suite 2511-W, Holmdel, NJ 07733	Software & Services	First lien senior secured revolving loan	9.44%		SOFR (Q)	5.75%	09/2032		1,297.8	(573)
			First lien senior secured loan	9.94% (3.13	% PIK)	SOFR (Q)	6.25%	09/2032		178,317.0
World Insurance Associates, LLC and World Associates Holdings, LLC	100 Wood Avenue S, 4th Floor, Iselin, NJ 08830	Insurance	First lien senior secured revolving loan					04/2030		—	(574)
			First lien senior secured loan	8.67%		SOFR (Q)	5.00%	04/2030		15,580.0	(575)
Worldwide Produce Acquisition, LLC and REP WWP Coinvest IV, L.P.	2652 Long Beach Avenue, Unit 2, Long Beach, CA 90058	Consumer Distribution and Retail	First lien senior secured revolving loan	10.61%		SOFR (Q)	6.75%	01/2029		16.9	(576)
			First lien senior secured loan	11.59%		SOFR (Q)	7.75%	01/2029		6,887.0
			Common units						0.02%	—	(577)
WPCG Aspire Holdings, LLC	525 S Flagler Drive, Suite 300, West Palm Beach, FL 33401	Financial Services	Private asset-backed investment	11.50	% PIK			07/2033		10,963.8	(5)(578)

									% of Class
								Maturity	Held at
Issuer	Address	Business Description	Investment	Coupon		Reference(1)	Spread	Date	12/31/2025(2)	Fair Value
WRE Sports Investments LLC	111 W 19th Street, 8th Floor, New York, NY 10011	Sports, Media and Entertainment	First lien senior secured loan	11.00% (5.50	% PIK)			07/2031		38,217.8	(579)
WU Holdco, Inc.	705 Tri State Parkway, Gurnee, IL 60031	Household & Personal Products	First lien senior secured revolving loan	8.44%		SOFR (Q)	4.75%	04/2032		79.7	(580)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	04/2032		9,795.6
			First lien senior secured loan					04/2032		—	(581)
Xplor T1, LLC	11330 Olive Boulevard, Suite 200, Creve Coeur, MS 63141	Commercial & Professional Services	First lien senior secured loan	7.29%		SOFR (Q)	3.50%	12/2032		38,823.9
Zayo Group Holdings, Inc.	1821 30th Street, Unit A, Boulder, CO 80301	Telecommunication Services	First lien senior secured loan	6.83% (0.50	% PIK)	SOFR (M)	3.00%	03/2030		20,234.4
			Senior subordinated loan	5.75%				03/2030		3,086.2
Zelis Payments Buyer, Inc.	2 Crossroads Drive, Bedminster, NJ 07921	Financial Services	First lien senior secured loan	7.08%		SOFR (M)	3.25%	11/2031		11,267.0
Zeppelin US Buyer Inc. and Providence Equity Partners IX-C L.P.	1 Pennsylvania Plaza, Suite 1723, New York, NY 10119	Transportation	First lien senior secured revolving loan					08/2032		—	(582)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	08/2032		10,583.2
			First lien senior secured loan					08/2032		—	(583)
			Limited partnership interest						0.19%	1,379.4	(584)
Zinc Buyer Corporation and Marmic Fire & Safety Co., Inc.	1014 S Wall Avenue, Joplin, MO 64801	Commercial & Professional Services	First lien senior secured revolving loan					07/2031		—	(585)
			First lien senior secured loan	8.42%		SOFR (Q)	4.75%	07/2031		51,880.4
			First lien senior secured loan					07/2031		—
ZocDoc, Inc.	568 Broadway, 9th Floor, New York, NY 10012	Health Care Equipment and Services	First lien senior secured loan	9.12%		SOFR (Q)	5.25%	07/2030		30,146.4
			First lien senior secured loan	7.37%		SOFR (Q)	3.50%	07/2030		1.0
Total Investments										$21,508,598.1
(1)	Variable rate loans to the Fund’s portfolio companies bear interest at a rate that may be determined by reference to the Secured Overnight Financing Rate (“SOFR”) or an alternate base rate (commonly based on the Federal Funds Rate or the Prime Rate), at the borrower’s option, which reset annually (A), semi-annually (S), quarterly (Q), bi-monthly (B), monthly (M) or daily (D). For each such loan, the Fund has provided the interest rate in effect on the date presented.
(2)	Percentages shown for warrants or convertible preferred stock held represents the percentages of common stock we may own on a fully diluted basis, assuming we exercise our warrants or convert our preferred stock to common stock.
(3)	As defined in the Investment Company Act, we are an “Affiliate” of this portfolio company because we own 5% or more of the portfolio company’s outstanding voting securities.
(4)	As defined in the Investment Company Act, the Fund is deemed to be both an “Affiliated Person” and “Control” this portfolio company because it owns more than 25% of the portfolio company’s outstanding voting securities or it has the power to exercise control over the management or policies of such portfolio company (including through a management agreement).
(5)	This portfolio company is not a qualifying asset under Section 55(a) of the Investment Company Act. Under the Investment Company Act, the Fund may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of the Fund’s total assets. Pursuant to Section 55(a) of the Investment Company Act 25% of the Fund’s total assets are represented by investments at fair value and other assets that are considered “non-qualifying assets” as of December 31, 2025.
(6)	$2,097.6 of total commitment of $2,467.8 remains undrawn as of December 31, 2025
(7)	$5,084.4 of total commitment of $5,084.4 remains undrawn as of December 31, 2025
(8)	$3,695.5 of total commitment of $3,695.5 remains undrawn as of December 31, 2025
(9)	$2,105.3 of total commitment of $2,105.3 remains undrawn as of December 31, 2025
(10)	$11,479.6 of total commitment of $11,479.6 remains undrawn as of December 31, 2025
(11)	$399.4 of total commitment of $1,117.7 remains undrawn as of December 31, 2025
(12)	$1,666.7 of total commitment of $1,666.7 remains undrawn as of December 31, 2025

(13)	$3,149.0 of total commitment of $3,149.0 remains undrawn as of December 31, 2025
(14)	$8,860.7 of total commitment of $8,860.7 remains undrawn as of December 31, 2025
(15)	$5,217.4 of total commitment of $5,217.4 remains undrawn as of December 31, 2025
(16)	$6,521.7 of total commitment of $6,521.7 remains undrawn as of December 31, 2025
(17)	$1,056.3 of total commitment of $1,056.3 remains undrawn as of December 31, 2025
(18)	$0.0 of total commitment of $0.9 remains undrawn as of December 31, 2025
(19)	$280.5 of total commitment of $280.5 remains undrawn as of December 31, 2025
(20)	$12,049.8 of total commitment of $12,049.8 remains undrawn as of December 31, 2025
(21)	$26,674.6 of total commitment of $26,674.6 remains undrawn as of December 31, 2025
(22)	$4,233.0 of total commitment of $4,233.0 remains undrawn as of December 31, 2025
(23)	$7,525.3 of total commitment of $7,525.3 remains undrawn as of December 31, 2025
(24)	$640.0 of total commitment of $1,777.4 remains undrawn as of December 31, 2025
(25)	$4,681.4 of total commitment of $4,681.4 remains undrawn as of December 31, 2025
(26)	$5,587.6 of total commitment of $9,179.6 remains undrawn as of December 31, 2025
(27)	$6,655.7 of total commitment of $6,655.7 remains undrawn as of December 31, 2025
(28)	$8,253.0 of total commitment of $8,253.0 remains undrawn as of December 31, 2025
(29)	$4,550.9 of total commitment of $4,550.9 remains undrawn as of December 31, 2025
(30)	$9,791.1 of total commitment of $9,791.1 remains undrawn as of December 31, 2025
(31)	$431.5 of total commitment of $547.9 remains undrawn as of December 31, 2025
(32)	$1,211.2 of total commitment of $1,297.7 remains undrawn as of December 31, 2025
(33)	$9,868.8 of total commitment of $9,868.8 remains undrawn as of December 31, 2025
(34)	$4,490.2 of total commitment of $4,726.5 remains undrawn as of December 31, 2025
(35)	$3,468.4 of total commitment of $3,468.4 remains undrawn as of December 31, 2025
(36)	$5,437.4 of total commitment of $5,437.4 remains undrawn as of December 31, 2025
(37)	$26,528.9 of total commitment of $38,469.2 remains undrawn as of December 31, 2025
(38)	$125.6 of total commitment of $125.6 remains undrawn as of December 31, 2025
(39)	$5,139.5 of total commitment of $5,139.5 remains undrawn as of December 31, 2025

(40)	$9,890.8 of total commitment of $9,890.8 remains undrawn as of December 31, 2025
(41)	$328.1 of total commitment of $1,008.4 remains undrawn as of December 31, 2025
(42)	$307.6 of total commitment of $375.8 remains undrawn as of December 31, 2025
(43)	$211.1 of total commitment of $471.3 remains undrawn as of December 31, 2025
(44)	$1,424.8 of total commitment of $2,039.6 remains undrawn as of December 31, 2025
(45)	$3,386.5 of total commitment of $4,741.1 remains undrawn as of December 31, 2025
(46)	$4,342.3 of total commitment of $4,342.3 remains undrawn as of December 31, 2025
(47)	$0.0 of total commitment of $546.2 remains undrawn as of December 31, 2025
(48)	$1,856.7 of total commitment of $2,980.3 remains undrawn as of December 31, 2025
(49)	$15,876.8 of total commitment of $15,876.8 remains undrawn as of December 31, 2025
(50)	$0.3 of total commitment of $1.1 remains undrawn as of December 31, 2025
(51)	$8,945.8 of total commitment of $8,945.8 remains undrawn as of December 31, 2025
(52)	$4,344.2 of total commitment of $4,344.2 remains undrawn as of December 31, 2025
(53)	$6,081.9 of total commitment of $6,081.9 remains undrawn as of December 31, 2025
(54)	$1,983.0 of total commitment of $3,966.0 remains undrawn as of December 31, 2025
(55)	$17,837.5 of total commitment of $17,837.5 remains undrawn as of December 31, 2025
(56)	$1,720.2 of total commitment of $3,440.4 remains undrawn as of December 31, 2025
(57)	$33,859.3 of total commitment of $33,859.3 remains undrawn as of December 31, 2025
(58)	$21,428.6 of total commitment of $21,428.6 remains undrawn as of December 31, 2025
(59)	$244.8 of total commitment of $785.9 remains undrawn as of December 31, 2025
(60)	$63.9 of total commitment of $876.3 remains undrawn as of December 31, 2025
(61)	$1,077.3 of total commitment of $3,408.4 remains undrawn as of December 31, 2025
(62)	$206.5 of total commitment of $926.0 remains undrawn as of December 31, 2025
(63)	$2,621.2 of total commitment of $2,621.9 remains undrawn as of December 31, 2025
(64)	$491.6 of total commitment of $491.6 remains undrawn as of December 31, 2025
(65)	$73,089.5 of total commitment of $73,089.5 remains undrawn as of December 31, 2025
(66)	$90,473.3 of total commitment of $90,473.3 remains undrawn as of December 31, 2025

(67)	$3,893.4 of total commitment of $3,893.4 remains undrawn as of December 31, 2025
(68)	$4,048.7 of total commitment of $4,048.7 remains undrawn as of December 31, 2025
(69)	$134.2 of total commitment of $1,262.4 remains undrawn as of December 31, 2025
(70)	$51.5 of total commitment of $1,067.9 remains undrawn as of December 31, 2025
(71)	$509.4 of total commitment of $1,918.7 remains undrawn as of December 31, 2025
(72)	$36.7 of total commitment of $960.7 remains undrawn as of December 31, 2025
(73)	$8,673.6 of total commitment of $8,673.6 remains undrawn as of December 31, 2025
(74)	$25,484.1 of total commitment of $25,484.1 remains undrawn as of December 31, 2025
(75)	$3,336.3 of total commitment of $3,385.4 remains undrawn as of December 31, 2025
(76)	$8,140.1 of total commitment of $8,140.1 remains undrawn as of December 31, 2025
(77)	$0.0 of total commitment of $11,109.8 remains undrawn as of December 31, 2025
(78)	$7,069.9 of total commitment of $7,069.9 remains undrawn as of December 31, 2025
(79)	$15,149.8 of total commitment of $15,149.8 remains undrawn as of December 31, 2025
(80)	$6,838.1 of total commitment of $7,358.5 remains undrawn as of December 31, 2025
(81)	$3,066.0 of total commitment of $3,066.0 remains undrawn as of December 31, 2025
(82)	$11,495.2 of total commitment of $12,945.0 remains undrawn as of December 31, 2025
(83)	$21,060.6 of total commitment of $21,060.6 remains undrawn as of December 31, 2025
(84)	$50,887.3 of total commitment of $50,887.3 remains undrawn as of December 31, 2025
(85)	$768.3 of total commitment of $2,045.4 remains undrawn as of December 31, 2025
(86)	$933.5 of total commitment of $1,644.1 remains undrawn as of December 31, 2025
(87)	$1,351.0 of total commitment of $1,710.1 remains undrawn as of December 31, 2025
(88)	$8,233.5 of total commitment of $8,233.5 remains undrawn as of December 31, 2025
(89)	$22,836.5 of total commitment of $22,836.5 remains undrawn as of December 31, 2025
(90)	$1,595.7 of total commitment of $1,595.7 remains undrawn as of December 31, 2025
(91)	$7,398.8 of total commitment of $8,407.0 remains undrawn as of December 31, 2025
(92)	$17,007.5 of total commitment of $17,007.5 remains undrawn as of December 31, 2025
(93)	$67.9 of total commitment of $861.0 remains undrawn as of December 31, 2025

(94)	$3,766.9 of total commitment of $3,766.9 remains undrawn as of December 31, 2025
(95)	$12,609.1 of total commitment of $12,609.1 remains undrawn as of December 31, 2025
(96)	$10,324.5 of total commitment of $10,324.5 remains undrawn as of December 31, 2025
(97)	$2,734.4 of total commitment of $2,734.4 remains undrawn as of December 31, 2025
(98)	$1,231.1 of total commitment of $1,231.1 remains undrawn as of December 31, 2025
(99)	$2,658.3 of total commitment of $2,658.3 remains undrawn as of December 31, 2025
(100)	$11,000.0 of total commitment of $11,000.0 remains undrawn as of December 31, 2025
(101)	$3,792.9 of total commitment of $3,792.9 remains undrawn as of December 31, 2025
(102)	$14,704.4 of total commitment of $15,866.8 remains undrawn as of December 31, 2025
(103)	$18,133.4 of total commitment of $18,133.4 remains undrawn as of December 31, 2025
(104)	$31,969.4 of total commitment of $31,969.4 remains undrawn as of December 31, 2025
(105)	$1,290.4 of total commitment of $3,682.4 remains undrawn as of December 31, 2025
(106)	$722.6 of total commitment of $1,841.2 remains undrawn as of December 31, 2025
(107)	$1,455.7 of total commitment of $1,455.7 remains undrawn as of December 31, 2025
(108)	$4,642.3 of total commitment of $6,963.5 remains undrawn as of December 31, 2025
(109)	$12,478.3 of total commitment of $12,478.3 remains undrawn as of December 31, 2025
(110)	$2,389.6 of total commitment of $2,389.6 remains undrawn as of December 31, 2025
(111)	$536.3 of total commitment of $2,098.2 remains undrawn as of December 31, 2025
(112)	$1,900.0 of total commitment of $1,900.0 remains undrawn as of December 31, 2025
(113)	$4,841.6 of total commitment of $4,841.6 remains undrawn as of December 31, 2025
(114)	$4,310.3 of total commitment of $4,310.3 remains undrawn as of December 31, 2025
(115)	$1,832.9 of total commitment of $1,832.9 remains undrawn as of December 31, 2025
(116)	$4,343.0 of total commitment of $4,343.0 remains undrawn as of December 31, 2025
(117)	$2,118.9 of total commitment of $2,118.9 remains undrawn as of December 31, 2025
(118)	$1,185.9 of total commitment of $1,185.9 remains undrawn as of December 31, 2025
(119)	$5,557.9 of total commitment of $5,928.4 remains undrawn as of December 31, 2025
(120)	$16,095.2 of total commitment of $16,095.2 remains undrawn as of December 31, 2025

(121)	$1.5 of total commitment of $1.5 remains undrawn as of December 31, 2025
(122)	$248.8 of total commitment of $1,167.4 remains undrawn as of December 31, 2025
(123)	$354.9 of total commitment of $626.3 remains undrawn as of December 31, 2025
(124)	$4,490.7 of total commitment of $4,490.7 remains undrawn as of December 31, 2025
(125)	$2,579.7 of total commitment of $2,579.7 remains undrawn as of December 31, 2025
(126)	$2,330.8 of total commitment of $2,330.8 remains undrawn as of December 31, 2025
(127)	$18,619.9 of total commitment of $18,619.9 remains undrawn as of December 31, 2025
(128)	$359.6 of total commitment of $419.5 remains undrawn as of December 31, 2025
(129)	$3,091.7 of total commitment of $3,091.7 remains undrawn as of December 31, 2025
(130)	$12,629.6 of total commitment of $12,629.6 remains undrawn as of December 31, 2025
(131)	$989.9 of total commitment of $3,995.7 remains undrawn as of December 31, 2025
(132)	$1,110.5 of total commitment of $1,110.5 remains undrawn as of December 31, 2025
(133)	$0.4 of total commitment of $1.0 remains undrawn as of December 31, 2025
(134)	$7,060.6 of total commitment of $7,060.6 remains undrawn as of December 31, 2025
(135)	$1.0 of total commitment of $1.0 remains undrawn as of December 31, 2025
(136)	$409.8 of total commitment of $409.8 remains undrawn as of December 31, 2025
(137)	$0.5 of total commitment of $1.0 remains undrawn as of December 31, 2025
(138)	$1,158.3 of total commitment of $1,158.3 remains undrawn as of December 31, 2025
(139)	$3,303.4 of total commitment of $3,303.4 remains undrawn as of December 31, 2025
(140)	$21,965.8 of total commitment of $21,965.8 remains undrawn as of December 31, 2025
(141)	$444.3 of total commitment of $3,694.4 remains undrawn as of December 31, 2025
(142)	$145.4 of total commitment of $638.3 remains undrawn as of December 31, 2025
(143)	$880.8 of total commitment of $880.8 remains undrawn as of December 31, 2025
(144)	$2,202.0 of total commitment of $2,202.0 remains undrawn as of December 31, 2025
(145)	$19,833.8 of total commitment of $19,833.8 remains undrawn as of December 31, 2025
(146)	$12.2 of total commitment of $12.2 remains undrawn as of December 31, 2025
(147)	$1,186.5 of total commitment of $1,186.5 remains undrawn as of December 31, 2025

(148)	$2,178.8 of total commitment of $2,178.8 remains undrawn as of December 31, 2025
(149)	$395.9 of total commitment of $395.9 remains undrawn as of December 31, 2025
(150)	$24,496.7 of total commitment of $25,163.6 remains undrawn as of December 31, 2025
(151)	$2,550.0 of total commitment of $3,750.0 remains undrawn as of December 31, 2025
(152)	$4,645.3 of total commitment of $4,645.3 remains undrawn as of December 31, 2025
(153)	$3,892.9 of total commitment of $5,158.7 remains undrawn as of December 31, 2025
(154)	$7,737.9 of total commitment of $7,737.9 remains undrawn as of December 31, 2025
(155)	$505.8 of total commitment of $505.8 remains undrawn as of December 31, 2025
(156)	$1,560.8 of total commitment of $1,579.8 remains undrawn as of December 31, 2025
(157)	$5,049.0 of total commitment of $5,049.0 remains undrawn as of December 31, 2025
(158)	$4,069.9 of total commitment of $4,685.7 remains undrawn as of December 31, 2025
(159)	$16,045.6 of total commitment of $16,045.6 remains undrawn as of December 31, 2025
(160)	$213.5 of total commitment of $213.5 remains undrawn as of December 31, 2025
(161)	$5,168.9 of total commitment of $5,733.8 remains undrawn as of December 31, 2025
(162)	$6,995.4 of total commitment of $6,995.4 remains undrawn as of December 31, 2025
(163)	$15,215.3 of total commitment of $15,215.3 remains undrawn as of December 31, 2025
(164)	$2,346.3 of total commitment of $2,346.3 remains undrawn as of December 31, 2025
(165)	$11,286.0 of total commitment of $11,286.0 remains undrawn as of December 31, 2025
(166)	$6,086.1 of total commitment of $6,086.1 remains undrawn as of December 31, 2025
(167)	$3,130.0 of total commitment of $3,130.0 remains undrawn as of December 31, 2025
(168)	$4,853.1 of total commitment of $4,853.1 remains undrawn as of December 31, 2025
(169)	$3,639.5 of total commitment of $4,199.4 remains undrawn as of December 31, 2025
(170)	$3,593.4 of total commitment of $3,593.4 remains undrawn as of December 31, 2025
(171)	$8,955.3 of total commitment of $8,955.3 remains undrawn as of December 31, 2025
(172)	$978.4 of total commitment of $978.4 remains undrawn as of December 31, 2025
(173)	$3,977.3 of total commitment of $3,977.3 remains undrawn as of December 31, 2025
(174)	$10,659.2 of total commitment of $10,659.2 remains undrawn as of December 31, 2025

(175)	$19,723.3 of total commitment of $19,723.3 remains undrawn as of December 31, 2025
(176)	$6,955.4 of total commitment of $6,955.4 remains undrawn as of December 31, 2025
(177)	$28,061.8 of total commitment of $28,061.8 remains undrawn as of December 31, 2025
(178)	$0.0 of total commitment of $301.4 remains undrawn as of December 31, 2025
(179)	$301.4 of total commitment of $301.4 remains undrawn as of December 31, 2025
(180)	$3,066.2 of total commitment of $3,066.2 remains undrawn as of December 31, 2025
(181)	$1,719.9 of total commitment of $1,719.9 remains undrawn as of December 31, 2025
(182)	$4,394.1 of total commitment of $6,835.3 remains undrawn as of December 31, 2025
(183)	$4,697.3 of total commitment of $4,697.3 remains undrawn as of December 31, 2025
(184)	$841.7 of total commitment of $841.7 remains undrawn as of December 31, 2025
(185)	$748.3 of total commitment of $748.3 remains undrawn as of December 31, 2025
(186)	$14,135.8 of total commitment of $14,135.8 remains undrawn as of December 31, 2025
(187)	$21,500.6 of total commitment of $21,500.6 remains undrawn as of December 31, 2025
(188)	$930.2 of total commitment of $930.2 remains undrawn as of December 31, 2025
(189)	$1,933.5 of total commitment of $1,933.5 remains undrawn as of December 31, 2025
(190)	$3,519.2 of total commitment of $5,865.3 remains undrawn as of December 31, 2025
(191)	$2,918.3 of total commitment of $2,918.3 remains undrawn as of December 31, 2025
(192)	$8,125.8 of total commitment of $8,125.8 remains undrawn as of December 31, 2025
(193)	$10,600.2 of total commitment of $10,600.2 remains undrawn as of December 31, 2025
(194)	$2,424.1 of total commitment of $2,424.1 remains undrawn as of December 31, 2025
(195)	$2,705.3 of total commitment of $2,705.3 remains undrawn as of December 31, 2025
(196)	$507.4 of total commitment of $507.4 remains undrawn as of December 31, 2025
(197)	$165.7 of total commitment of $368.3 remains undrawn as of December 31, 2025
(198)	$1,277.6 of total commitment of $1,277.6 remains undrawn as of December 31, 2025
(199)	$32,500.0 of total commitment of $32,500.0 remains undrawn as of December 31, 2025
(200)	$7,479.3 of total commitment of $7,479.3 remains undrawn as of December 31, 2025
(201)	$8,234.2 of total commitment of $8,234.2 remains undrawn as of December 31, 2025

(202)	$5,225.6 of total commitment of $16,820.2 remains undrawn as of December 31, 2025
(203)	$4,419.8 of total commitment of $4,419.8 remains undrawn as of December 31, 2025
(204)	$0.0 of total commitment of $4,419.8 remains undrawn as of December 31, 2025
(205)	$3,600.0 of total commitment of $3,600.0 remains undrawn as of December 31, 2025
(206)	$9,105.1 of total commitment of $28,817.9 remains undrawn as of December 31, 2025
(207)	$0.3 of total commitment of $1.0 remains undrawn as of December 31, 2025
(208)	$2,881.0 of total commitment of $3,006.3 remains undrawn as of December 31, 2025
(209)	$5,698.6 of total commitment of $5,698.6 remains undrawn as of December 31, 2025
(210)	$0.0 of total commitment of $2,405.0 remains undrawn as of December 31, 2025
(211)	$9,160.9 of total commitment of $9,160.9 remains undrawn as of December 31, 2025
(212)	$1,158.7 of total commitment of $1,158.7 remains undrawn as of December 31, 2025
(213)	$1,737.4 of total commitment of $1,737.4 remains undrawn as of December 31, 2025
(214)	$1.0 of total commitment of $1.0 remains undrawn as of December 31, 2025
(215)	$741.5 of total commitment of $741.5 remains undrawn as of December 31, 2025
(216)	$7,928.3 of total commitment of $7,928.3 remains undrawn as of December 31, 2025
(217)	$1,446.4 of total commitment of $1,607.1 remains undrawn as of December 31, 2025
(218)	$7,017.8 of total commitment of $7,017.8 remains undrawn as of December 31, 2025
(219)	$19,510.9 of total commitment of $21,871.7 remains undrawn as of December 31, 2025
(220)	$11,099.3 of total commitment of $11,678.5 remains undrawn as of December 31, 2025
(221)	$4,557.4 of total commitment of $4,557.4 remains undrawn as of December 31, 2025
(222)	$1,890.5 of total commitment of $1,890.5 remains undrawn as of December 31, 2025
(223)	$12,889.9 of total commitment of $12,889.9 remains undrawn as of December 31, 2025
(224)	$115.8 of total commitment of $115.8 remains undrawn as of December 31, 2025
(225)	$10,475.3 of total commitment of $10,475.3 remains undrawn as of December 31, 2025
(226)	$1,195.3 of total commitment of $1,195.3 remains undrawn as of December 31, 2025
(227)	$714.5 of total commitment of $714.5 remains undrawn as of December 31, 2025
(228)	$3,553.0 of total commitment of $3,553.0 remains undrawn as of December 31, 2025

(229)	$1,987.7 of total commitment of $1,987.7 remains undrawn as of December 31, 2025
(230)	$6,228.2 of total commitment of $6,228.2 remains undrawn as of December 31, 2025
(231)	$2,015.6 of total commitment of $2,015.6 remains undrawn as of December 31, 2025
(232)	$6,538.4 of total commitment of $6,538.4 remains undrawn as of December 31, 2025
(233)	$13,645.8 of total commitment of $13,645.8 remains undrawn as of December 31, 2025
(234)	$2,909.6 of total commitment of $2,909.6 remains undrawn as of December 31, 2025
(235)	$7,480.8 of total commitment of $7,480.8 remains undrawn as of December 31, 2025
(236)	$2,778.9 of total commitment of $2,778.9 remains undrawn as of December 31, 2025
(237)	$6,163.4 of total commitment of $6,321.4 remains undrawn as of December 31, 2025
(238)	$18,806.2 of total commitment of $18,806.2 remains undrawn as of December 31, 2025
(239)	$2,466.3 of total commitment of $2,466.3 remains undrawn as of December 31, 2025
(240)	$789.6 of total commitment of $1,100.9 remains undrawn as of December 31, 2025
(241)	$587.5 of total commitment of $587.5 remains undrawn as of December 31, 2025
(242)	$9,244.7 of total commitment of $9,244.7 remains undrawn as of December 31, 2025
(243)	$5,754.3 of total commitment of $5,754.3 remains undrawn as of December 31, 2025
(244)	$18,198.4 of total commitment of $18,198.4 remains undrawn as of December 31, 2025
(245)	$1,659.6 of total commitment of $1,659.6 remains undrawn as of December 31, 2025
(246)	$1,687.5 of total commitment of $1,875.0 remains undrawn as of December 31, 2025
(247)	$1,548.1 of total commitment of $1,548.1 remains undrawn as of December 31, 2025
(248)	$21.3 of total commitment of $21.3 remains undrawn as of December 31, 2025
(249)	$3,143.3 of total commitment of $3,143.3 remains undrawn as of December 31, 2025
(250)	$1,585.7 of total commitment of $1,585.7 remains undrawn as of December 31, 2025
(251)	$921.3 of total commitment of $921.3 remains undrawn as of December 31, 2025
(252)	$34,125.0 of total commitment of $64,999.9 remains undrawn as of December 31, 2025
(253)	$0.0 of total commitment of $3,887.8 remains undrawn as of December 31, 2025
(254)	$10,887.3 of total commitment of $10,887.3 remains undrawn as of December 31, 2025
(255)	$2,526.8 of total commitment of $2,526.8 remains undrawn as of December 31, 2025

(256)	$8,961.1 of total commitment of $8,961.1 remains undrawn as of December 31, 2025
(257)	$214.4 of total commitment of $2,088.5 remains undrawn as of December 31, 2025
(258)	$5,946.4 of total commitment of $5,946.4 remains undrawn as of December 31, 2025
(259)	$15,115.7 of total commitment of $15,115.7 remains undrawn as of December 31, 2025
(260)	$55.6 of total commitment of $1,043.0 remains undrawn as of December 31, 2025
(261)	$2,089.8 of total commitment of $2,089.8 remains undrawn as of December 31, 2025
(262)	$39,661.6 of total commitment of $39,661.6 remains undrawn as of December 31, 2025
(263)	$2,017.9 of total commitment of $5,044.8 remains undrawn as of December 31, 2025
(264)	$5,718.6 of total commitment of $5,718.6 remains undrawn as of December 31, 2025
(265)	$26,458.4 of total commitment of $26,570.8 remains undrawn as of December 31, 2025
(266)	$40,812.1 of total commitment of $40,812.1 remains undrawn as of December 31, 2025
(267)	$13,289.9 of total commitment of $16,935.0 remains undrawn as of December 31, 2025
(268)	$9,494.9 of total commitment of $9,494.9 remains undrawn as of December 31, 2025
(269)	$3,711.7 of total commitment of $3,711.7 remains undrawn as of December 31, 2025
(270)	$8,312.8 of total commitment of $8,312.8 remains undrawn as of December 31, 2025
(271)	$5,145.7 of total commitment of $5,145.7 remains undrawn as of December 31, 2025
(272)	$5,114.8 of total commitment of $5,327.9 remains undrawn as of December 31, 2025
(273)	$12,297.9 of total commitment of $12,297.9 remains undrawn as of December 31, 2025
(274)	$1,102.9 of total commitment of $1,102.9 remains undrawn as of December 31, 2025
(275)	$735.5 of total commitment of $735.5 remains undrawn as of December 31, 2025
(276)	$8,346.9 of total commitment of $8,346.9 remains undrawn as of December 31, 2025
(277)	$7,011.4 of total commitment of $7,011.4 remains undrawn as of December 31, 2025
(278)	$5,597.0 of total commitment of $16,790.9 remains undrawn as of December 31, 2025
(279)	$10,722.7 of total commitment of $10,722.7 remains undrawn as of December 31, 2025
(280)	$135.7 of total commitment of $135.7 remains undrawn as of December 31, 2025
(281)	$455.3 of total commitment of $455.3 remains undrawn as of December 31, 2025
(282)	$29.8 of total commitment of $29.8 remains undrawn as of December 31, 2025

(283)	$6,122.1 of total commitment of $6,122.1 remains undrawn as of December 31, 2025
(284)	$6,009.3 of total commitment of $6,009.3 remains undrawn as of December 31, 2025
(285)	$9.4 of total commitment of $2,291.3 remains undrawn as of December 31, 2025
(286)	$137.3 of total commitment of $2,376.0 remains undrawn as of December 31, 2025
(287)	$0.0 of total commitment of $2,290.6 remains undrawn as of December 31, 2025
(288)	$5,450.3 of total commitment of $5,450.3 remains undrawn as of December 31, 2025
(289)	$73,008.2 of total commitment of $73,008.2 remains undrawn as of December 31, 2025
(290)	$1,990.0 of total commitment of $1,990.0 remains undrawn as of December 31, 2025
(291)	$919.7 of total commitment of $919.7 remains undrawn as of December 31, 2025
(292)	$2,468.1 of total commitment of $2,468.1 remains undrawn as of December 31, 2025
(293)	$4,416.8 of total commitment of $4,416.8 remains undrawn as of December 31, 2025
(294)	$997.3 of total commitment of $997.3 remains undrawn as of December 31, 2025
(295)	$3,029.0 of total commitment of $3,029.0 remains undrawn as of December 31, 2025
(296)	$11,187.4 of total commitment of $11,187.4 remains undrawn as of December 31, 2025
(297)	$391.4 of total commitment of $391.4 remains undrawn as of December 31, 2025
(298)	$795.5 of total commitment of $795.5 remains undrawn as of December 31, 2025
(299)	$2,826.5 of total commitment of $3,140.6 remains undrawn as of December 31, 2025
(300)	$691.3 of total commitment of $1,979.9 remains undrawn as of December 31, 2025
(301)	$1,943.7 of total commitment of $1,943.7 remains undrawn as of December 31, 2025
(302)	$4,060.7 of total commitment of $4,060.7 remains undrawn as of December 31, 2025
(303)	$1,552.6 of total commitment of $2,451.4 remains undrawn as of December 31, 2025
(304)	$0.0 of total commitment of $3,059.0 remains undrawn as of December 31, 2025
(305)	$26,636.9 of total commitment of $26,636.9 remains undrawn as of December 31, 2025
(306)	$2,305.8 of total commitment of $2,305.8 remains undrawn as of December 31, 2025
(307)	$4,913.0 of total commitment of $4,913.0 remains undrawn as of December 31, 2025
(308)	$7,436.7 of total commitment of $7,436.7 remains undrawn as of December 31, 2025
(309)	$3,073.6 of total commitment of $3,073.6 remains undrawn as of December 31, 2025

(310)	$49,270.0 of total commitment of $49,270.0 remains undrawn as of December 31, 2025
(311)	$4,450.7 of total commitment of $4,837.7 remains undrawn as of December 31, 2025
(312)	$8,301.2 of total commitment of $8,301.2 remains undrawn as of December 31, 2025
(313)	$1.7 of total commitment of $1.7 remains undrawn as of December 31, 2025
(314)	$1,675.4 of total commitment of $3,202.3 remains undrawn as of December 31, 2025
(315)	$282.4 of total commitment of $282.4 remains undrawn as of December 31, 2025
(316)	$182.2 of total commitment of $182.2 remains undrawn as of December 31, 2025
(317)	$5,908.0 of total commitment of $6,713.6 remains undrawn as of December 31, 2025
(318)	$0.3 of total commitment of $1.0 remains undrawn as of December 31, 2025
(319)	$11,181.0 of total commitment of $11,181.0 remains undrawn as of December 31, 2025
(320)	$806.7 of total commitment of $3,035.9 remains undrawn as of December 31, 2025
(321)	$1,144.7 of total commitment of $1,144.7 remains undrawn as of December 31, 2025
(322)	$861.1 of total commitment of $861.1 remains undrawn as of December 31, 2025
(323)	$1,599.9 of total commitment of $1,963.1 remains undrawn as of December 31, 2025
(324)	$1,580.7 of total commitment of $1,580.7 remains undrawn as of December 31, 2025
(325)	$877.7 of total commitment of $877.7 remains undrawn as of December 31, 2025
(326)	$1,607.1 of total commitment of $1,607.1 remains undrawn as of December 31, 2025
(327)	$10,381.1 of total commitment of $10,381.1 remains undrawn as of December 31, 2025
(328)	$0.0 of total commitment of $1,750.0 remains undrawn as of December 31, 2025
(329)	$6,250.0 of total commitment of $6,250.0 remains undrawn as of December 31, 2025
(330)	$1,617.3 of total commitment of $1,617.3 remains undrawn as of December 31, 2025
(331)	$6,453.9 of total commitment of $6,453.9 remains undrawn as of December 31, 2025
(332)	$0.0 of total commitment of $1,493.4 remains undrawn as of December 31, 2025
(333)	$1,658.3 of total commitment of $1,658.3 remains undrawn as of December 31, 2025
(334)	$1,298.9 of total commitment of $1,687.6 remains undrawn as of December 31, 2025
(335)	$1,592.2 of total commitment of $1,592.2 remains undrawn as of December 31, 2025
(336)	$24,745.4 of total commitment of $24,745.4 remains undrawn as of December 31, 2025

(337)	$127,857.1 of total commitment of $127,857.1 remains undrawn as of December 31, 2025
(338)	$4,790.1 of total commitment of $4,809.3 remains undrawn as of December 31, 2025
(339)	$2,909.6 of total commitment of $2,909.6 remains undrawn as of December 31, 2025
(340)	$5,313.7 of total commitment of $5,313.7 remains undrawn as of December 31, 2025
(341)	$235.9 of total commitment of $1,973.6 remains undrawn as of December 31, 2025
(342)	$700.0 of total commitment of $700.0 remains undrawn as of December 31, 2025
(343)	$6,767.2 of total commitment of $11,254.0 remains undrawn as of December 31, 2025
(344)	$635.2 of total commitment of $2,020.1 remains undrawn as of December 31, 2025
(345)	$3,137.1 of total commitment of $3,137.1 remains undrawn as of December 31, 2025
(346)	$6,310.6 of total commitment of $6,310.6 remains undrawn as of December 31, 2025
(347)	$8,845.0 of total commitment of $8,845.0 remains undrawn as of December 31, 2025
(348)	$2,238.2 of total commitment of $3,215.8 remains undrawn as of December 31, 2025
(349)	$1,008.3 of total commitment of $1,008.3 remains undrawn as of December 31, 2025
(350)	$2,266.0 of total commitment of $6,196.3 remains undrawn as of December 31, 2025
(351)	$5,333.1 of total commitment of $5,333.1 remains undrawn as of December 31, 2025
(352)	$390.7 of total commitment of $1,172.0 remains undrawn as of December 31, 2025
(353)	$11,708.4 of total commitment of $11,708.4 remains undrawn as of December 31, 2025
(354)	$10,411.7 of total commitment of $10,411.7 remains undrawn as of December 31, 2025
(355)	$366.7 of total commitment of $760.0 remains undrawn as of December 31, 2025
(356)	$993.8 of total commitment of $1,865.8 remains undrawn as of December 31, 2025
(357)	$214.0 of total commitment of $214.0 remains undrawn as of December 31, 2025
(358)	$124.0 of total commitment of $454.6 remains undrawn as of December 31, 2025
(359)	$2,183.9 of total commitment of $2,183.9 remains undrawn as of December 31, 2025
(360)	$2,408.8 of total commitment of $2,408.8 remains undrawn as of December 31, 2025
(361)	$141.2 of total commitment of $141.2 remains undrawn as of December 31, 2025
(362)	$3,615.4 of total commitment of $3,615.4 remains undrawn as of December 31, 2025
(363)	$13,277.4 of total commitment of $13,277.4 remains undrawn as of December 31, 2025

(364)	$8,666.7 of total commitment of $8,666.7 remains undrawn as of December 31, 2025
(365)	$879.5 of total commitment of $1,339.3 remains undrawn as of December 31, 2025
(366)	$2,807.1 of total commitment of $2,807.1 remains undrawn as of December 31, 2025
(367)	$4,499.1 of total commitment of $4,499.1 remains undrawn as of December 31, 2025
(368)	$22,499.4 of total commitment of $22,499.4 remains undrawn as of December 31, 2025
(369)	$431.2 of total commitment of $431.2 remains undrawn as of December 31, 2025
(370)	$333.9 of total commitment of $333.9 remains undrawn as of December 31, 2025
(371)	$1,559.5 of total commitment of $5,251.7 remains undrawn as of December 31, 2025
(372)	$332.8 of total commitment of $2,827.0 remains undrawn as of December 31, 2025
(373)	$831.7 of total commitment of $2,129.0 remains undrawn as of December 31, 2025
(374)	$195.0 of total commitment of $2,890.0 remains undrawn as of December 31, 2025
(375)	$282.8 of total commitment of $282.8 remains undrawn as of December 31, 2025
(376)	$1,240.0 of total commitment of $1,240.0 remains undrawn as of December 31, 2025
(377)	$0.0 of total commitment of $2,155.1 remains undrawn as of December 31, 2025
(378)	$7,809.6 of total commitment of $8,442.8 remains undrawn as of December 31, 2025
(379)	$13,652.8 of total commitment of $13,652.8 remains undrawn as of December 31, 2025
(380)	$1,612.4 of total commitment of $2,121.6 remains undrawn as of December 31, 2025
(381)	$2,661.9 of total commitment of $2,661.9 remains undrawn as of December 31, 2025
(382)	$4.0 of total commitment of $4.0 remains undrawn as of December 31, 2025
(383)	$3,997.7 of total commitment of $5,711.0 remains undrawn as of December 31, 2025
(384)	$4,633.1 of total commitment of $4,633.1 remains undrawn as of December 31, 2025
(385)	$1,000.0 of total commitment of $1,000.0 remains undrawn as of December 31, 2025
(386)	$606.7 of total commitment of $606.7 remains undrawn as of December 31, 2025
(387)	$6,474.2 of total commitment of $6,474.2 remains undrawn as of December 31, 2025
(388)	$1,363.6 of total commitment of $1,363.6 remains undrawn as of December 31, 2025
(389)	$1,601.0 of total commitment of $1,601.0 remains undrawn as of December 31, 2025
(390)	$2,158.3 of total commitment of $2,158.3 remains undrawn as of December 31, 2025

(391)	$9,465.7 of total commitment of $9,465.7 remains undrawn as of December 31, 2025
(392)	$0.0 of total commitment of $1,505.2 remains undrawn as of December 31, 2025
(393)	$27.6 of total commitment of $310.9 remains undrawn as of December 31, 2025
(394)	$249.2 of total commitment of $753.1 remains undrawn as of December 31, 2025
(395)	$1,926.7 of total commitment of $1,926.7 remains undrawn as of December 31, 2025
(396)	$3,385.4 of total commitment of $3,385.4 remains undrawn as of December 31, 2025
(397)	$1,663.3 of total commitment of $1,663.3 remains undrawn as of December 31, 2025
(398)	$25,389.1 of total commitment of $25,389.1 remains undrawn as of December 31, 2025
(399)	$38,083.7 of total commitment of $38,083.7 remains undrawn as of December 31, 2025
(400)	$8,043.9 of total commitment of $8,043.9 remains undrawn as of December 31, 2025
(401)	$1,426.5 of total commitment of $2,378.7 remains undrawn as of December 31, 2025
(402)	$5,386.4 of total commitment of $5,386.4 remains undrawn as of December 31, 2025
(403)	$3,123.0 of total commitment of $3,123.0 remains undrawn as of December 31, 2025
(404)	$6,089.0 of total commitment of $6,089.0 remains undrawn as of December 31, 2025
(405)	$5,128.6 of total commitment of $5,686.2 remains undrawn as of December 31, 2025
(406)	$5,830.3 of total commitment of $5,830.3 remains undrawn as of December 31, 2025
(407)	$2,710.8 of total commitment of $2,710.8 remains undrawn as of December 31, 2025
(408)	$1,965.5 of total commitment of $1,965.5 remains undrawn as of December 31, 2025
(409)	$6,725.5 of total commitment of $6,725.5 remains undrawn as of December 31, 2025
(410)	$0.0 of total commitment of $2.0 remains undrawn as of December 31, 2025
(411)	$570.7 of total commitment of $570.7 remains undrawn as of December 31, 2025
(412)	$1,879.2 of total commitment of $1,879.2 remains undrawn as of December 31, 2025
(413)	$4,369.9 of total commitment of $4,369.9 remains undrawn as of December 31, 2025
(414)	$3,611.4 of total commitment of $3,611.4 remains undrawn as of December 31, 2025
(415)	$165.2 of total commitment of $165.2 remains undrawn as of December 31, 2025
(416)	$17,506.8 of total commitment of $17,506.8 remains undrawn as of December 31, 2025
(417)	$182.1 of total commitment of $1,018.4 remains undrawn as of December 31, 2025

(418)	$461.3 of total commitment of $1,044.0 remains undrawn as of December 31, 2025
(419)	$683.2 of total commitment of $2,358.7 remains undrawn as of December 31, 2025
(420)	$928.5 of total commitment of $4,569.9 remains undrawn as of December 31, 2025
(421)	$3,819.7 of total commitment of $8,117.3 remains undrawn as of December 31, 2025
(422)	$4,575.7 of total commitment of $4,575.7 remains undrawn as of December 31, 2025
(423)	$2,116.5 of total commitment of $2,886.1 remains undrawn as of December 31, 2025
(424)	$6,713.9 of total commitment of $6,713.9 remains undrawn as of December 31, 2025
(425)	$321.4 of total commitment of $321.4 remains undrawn as of December 31, 2025
(426)	$242.0 of total commitment of $1,445.8 remains undrawn as of December 31, 2025
(427)	$4,452.5 of total commitment of $4,452.5 remains undrawn as of December 31, 2025
(428)	$1,348.3 of total commitment of $1,490.5 remains undrawn as of December 31, 2025
(429)	$12,306.7 of total commitment of $12,306.7 remains undrawn as of December 31, 2025
(430)	$18,998.0 of total commitment of $18,998.0 remains undrawn as of December 31, 2025
(431)	$5,879.2 of total commitment of $5,879.2 remains undrawn as of December 31, 2025
(432)	$8,726.7 of total commitment of $8,726.7 remains undrawn as of December 31, 2025
(433)	$3,935.9 of total commitment of $3,935.9 remains undrawn as of December 31, 2025
(434)	$10,545.7 of total commitment of $10,545.7 remains undrawn as of December 31, 2025
(435)	$12,344.6 of total commitment of $12,344.6 remains undrawn as of December 31, 2025
(436)	$4,556.3 of total commitment of $4,556.3 remains undrawn as of December 31, 2025
(437)	$2,793.3 of total commitment of $2,793.3 remains undrawn as of December 31, 2025
(438)	$8,413.9 of total commitment of $8,783.7 remains undrawn as of December 31, 2025
(439)	$176.3 of total commitment of $1,776.2 remains undrawn as of December 31, 2025
(440)	$14,354.8 of total commitment of $14,354.8 remains undrawn as of December 31, 2025
(441)	$157,303.2 of total commitment of $157,303.2 remains undrawn as of December 31, 2025
(442)	$4,829.7 of total commitment of $4,829.7 remains undrawn as of December 31, 2025
(443)	$10,431.7 of total commitment of $10,431.7 remains undrawn as of December 31, 2025
(444)	$161,143.1 of total commitment of $161,143.1 remains undrawn as of December 31, 2025

(445)	$0.0 of total commitment of $1,902.6 remains undrawn as of December 31, 2025
(446)	$1,651.7 of total commitment of $1,651.7 remains undrawn as of December 31, 2025
(447)	$4,144.8 of total commitment of $4,144.8 remains undrawn as of December 31, 2025
(448)	$10,362.0 of total commitment of $10,362.0 remains undrawn as of December 31, 2025
(449)	$216.4 of total commitment of $216.4 remains undrawn as of December 31, 2025
(450)	$483.5 of total commitment of $483.5 remains undrawn as of December 31, 2025
(451)	$1,733.4 of total commitment of $1,750.0 remains undrawn as of December 31, 2025
(452)	$4,770.0 of total commitment of $4,770.0 remains undrawn as of December 31, 2025
(453)	$2,407.8 of total commitment of $2,407.8 remains undrawn as of December 31, 2025
(454)	$3,942.5 of total commitment of $3,942.5 remains undrawn as of December 31, 2025
(455)	$23,843.4 of total commitment of $23,843.4 remains undrawn as of December 31, 2025
(456)	$52,645.1 of total commitment of $52,645.1 remains undrawn as of December 31, 2025
(457)	$6,818.3 of total commitment of $6,818.3 remains undrawn as of December 31, 2025
(458)	$463.0 of total commitment of $463.0 remains undrawn as of December 31, 2025
(459)	$1,777.4 of total commitment of $1,777.4 remains undrawn as of December 31, 2025
(460)	$14,812.3 of total commitment of $14,812.3 remains undrawn as of December 31, 2025
(461)	$18,587.7 of total commitment of $18,587.7 remains undrawn as of December 31, 2025
(462)	$4,347.6 of total commitment of $4,347.6 remains undrawn as of December 31, 2025
(463)	$12,331.9 of total commitment of $12,331.9 remains undrawn as of December 31, 2025
(464)	$1,931.9 of total commitment of $2,207.9 remains undrawn as of December 31, 2025
(465)	$2,904.7 of total commitment of $2,904.7 remains undrawn as of December 31, 2025
(466)	$7,271.5 of total commitment of $7,271.5 remains undrawn as of December 31, 2025
(467)	$3,872.8 of total commitment of $3,872.8 remains undrawn as of December 31, 2025
(468)	$5,098.5 of total commitment of $5,098.5 remains undrawn as of December 31, 2025
(469)	$351.4 of total commitment of $351.4 remains undrawn as of December 31, 2025
(470)	$8,213.1 of total commitment of $10,266.4 remains undrawn as of December 31, 2025
(471)	$47.0 of total commitment of $1,965.6 remains undrawn as of December 31, 2025

(472)	$2,618.4 of total commitment of $2,618.4 remains undrawn as of December 31, 2025
(473)	$4,554.7 of total commitment of $4,554.7 remains undrawn as of December 31, 2025
(474)	$4,656.5 of total commitment of $4,656.5 remains undrawn as of December 31, 2025
(475)	$25,778.1 of total commitment of $25,778.1 remains undrawn as of December 31, 2025
(476)	$1,071.4 of total commitment of $1,071.4 remains undrawn as of December 31, 2025
(477)	$13,596.3 of total commitment of $13,913.9 remains undrawn as of December 31, 2025
(478)	$2,702.7 of total commitment of $2,702.7 remains undrawn as of December 31, 2025
(479)	$2,037.1 of total commitment of $2,037.1 remains undrawn as of December 31, 2025
(480)	$1,135.2 of total commitment of $1,135.2 remains undrawn as of December 31, 2025
(481)	$1,035.6 of total commitment of $1,035.6 remains undrawn as of December 31, 2025
(482)	$5,864.1 of total commitment of $7,471.8 remains undrawn as of December 31, 2025
(483)	$24,692.5 of total commitment of $24,692.5 remains undrawn as of December 31, 2025
(484)	$3,803.9 of total commitment of $4,431.7 remains undrawn as of December 31, 2025
(485)	$1,351.9 of total commitment of $1,351.9 remains undrawn as of December 31, 2025
(486)	$0.5 of total commitment of $1.0 remains undrawn as of December 31, 2025
(487)	$1,327.4 of total commitment of $1,327.4 remains undrawn as of December 31, 2025
(488)	$2,277.8 of total commitment of $2,277.8 remains undrawn as of December 31, 2025
(489)	$15,030.6 of total commitment of $15,030.6 remains undrawn as of December 31, 2025
(490)	$1,076.5 of total commitment of $1,076.5 remains undrawn as of December 31, 2025
(491)	$3,720.1 of total commitment of $3,720.1 remains undrawn as of December 31, 2025
(492)	$1,365.4 of total commitment of $2,730.0 remains undrawn as of December 31, 2025
(493)	$7,374.6 of total commitment of $7,374.6 remains undrawn as of December 31, 2025
(494)	$27,900.4 of total commitment of $27,900.4 remains undrawn as of December 31, 2025
(495)	$5,705.4 of total commitment of $5,705.4 remains undrawn as of December 31, 2025
(496)	$18,643.7 of total commitment of $18,643.7 remains undrawn as of December 31, 2025
(497)	$5,919.5 of total commitment of $5,919.5 remains undrawn as of December 31, 2025
(498)	$6,097.3 of total commitment of $6,097.3 remains undrawn as of December 31, 2025

(499)	$4,298.8 of total commitment of $4,298.8 remains undrawn as of December 31, 2025
(500)	$5,468.2 of total commitment of $5,468.2 remains undrawn as of December 31, 2025
(501)	$12,308.6 of total commitment of $12,308.6 remains undrawn as of December 31, 2025
(502)	$5,649.6 of total commitment of $5,649.6 remains undrawn as of December 31, 2025
(503)	$11,383.3 of total commitment of $11,383.3 remains undrawn as of December 31, 2025
(504)	$167.2 of total commitment of $515.9 remains undrawn as of December 31, 2025
(505)	$6,028.1 of total commitment of $6,028.1 remains undrawn as of December 31, 2025
(506)	$4,095.4 of total commitment of $4,233.0 remains undrawn as of December 31, 2025
(507)	$356.2 of total commitment of $356.2 remains undrawn as of December 31, 2025
(508)	$1,222.1 of total commitment of $1,222.1 remains undrawn as of December 31, 2025
(509)	$3,535.7 of total commitment of $3,535.7 remains undrawn as of December 31, 2025
(510)	$9,428.6 of total commitment of $9,428.6 remains undrawn as of December 31, 2025
(511)	$219.9 of total commitment of $1,230.5 remains undrawn as of December 31, 2025
(512)	$171.6 of total commitment of $1,623.7 remains undrawn as of December 31, 2025
(513)	$1,930.6 of total commitment of $1,930.6 remains undrawn as of December 31, 2025
(514)	$4,433.5 of total commitment of $4,433.5 remains undrawn as of December 31, 2025
(515)	$1,834.3 of total commitment of $1,834.3 remains undrawn as of December 31, 2025
(516)	$579.2 of total commitment of $579.2 remains undrawn as of December 31, 2025
(517)	$225.1 of total commitment of $225.1 remains undrawn as of December 31, 2025
(518)	$11,091.9 of total commitment of $11,091.9 remains undrawn as of December 31, 2025
(519)	$5,207.4 of total commitment of $5,207.4 remains undrawn as of December 31, 2025
(520)	$725.2 of total commitment of $1,050.5 remains undrawn as of December 31, 2025
(521)	$143.9 of total commitment of $1,784.2 remains undrawn as of December 31, 2025
(522)	$1,976.4 of total commitment of $1,976.4 remains undrawn as of December 31, 2025
(523)	$2,412.9 of total commitment of $2,422.1 remains undrawn as of December 31, 2025
(524)	$2,525.8 of total commitment of $2,525.8 remains undrawn as of December 31, 2025
(525)	$1,511.9 of total commitment of $1,511.9 remains undrawn as of December 31, 2025

(526)	$252.5 of total commitment of $1,925.1 remains undrawn as of December 31, 2025
(527)	$7,413.1 of total commitment of $7,512.6 remains undrawn as of December 31, 2025
(528)	$31,485.9 of total commitment of $31,485.9 remains undrawn as of December 31, 2025
(529)	$24,992.9 of total commitment of $24,992.9 remains undrawn as of December 31, 2025
(530)	$4,792.2 of total commitment of $4,792.2 remains undrawn as of December 31, 2025
(531)	$2,423.0 of total commitment of $2,536.3 remains undrawn as of December 31, 2025
(532)	$3,833.8 of total commitment of $3,833.8 remains undrawn as of December 31, 2025
(533)	$1,311.3 of total commitment of $1,311.3 remains undrawn as of December 31, 2025
(534)	$1,954.6 of total commitment of $2,606.1 remains undrawn as of December 31, 2025
(535)	$1,831.3 of total commitment of $1,831.3 remains undrawn as of December 31, 2025
(536)	$131.8 of total commitment of $131.8 remains undrawn as of December 31, 2025
(537)	$2,693.4 of total commitment of $2,693.4 remains undrawn as of December 31, 2025
(538)	$6,981.3 of total commitment of $6,981.3 remains undrawn as of December 31, 2025
(539)	$3,834.1 of total commitment of $3,993.9 remains undrawn as of December 31, 2025
(540)	$859.6 of total commitment of $859.6 remains undrawn as of December 31, 2025
(541)	$1,939.2 of total commitment of $1,939.2 remains undrawn as of December 31, 2025
(542)	$6,295.6 of total commitment of $6,295.6 remains undrawn as of December 31, 2025
(543)	$1,622.4 of total commitment of $1,622.4 remains undrawn as of December 31, 2025
(544)	$35.1 of total commitment of $291.5 remains undrawn as of December 31, 2025
(545)	$50.5 of total commitment of $98.4 remains undrawn as of December 31, 2025
(546)	$2,132.1 of total commitment of $2,953.7 remains undrawn as of December 31, 2025
(547)	$0.0 of total commitment of $10,138.8 remains undrawn as of December 31, 2025
(548)	$1,029.9 of total commitment of $2,990.2 remains undrawn as of December 31, 2025
(549)	$9,868.8 of total commitment of $9,868.8 remains undrawn as of December 31, 2025
(550)	$10,351.8 of total commitment of $11,318.0 remains undrawn as of December 31, 2025
(551)	$11,223.6 of total commitment of $11,223.6 remains undrawn as of December 31, 2025
(552)	$1,927.0 of total commitment of $1,927.0 remains undrawn as of December 31, 2025

(553)	$6,705.8 of total commitment of $6,705.8 remains undrawn as of December 31, 2025
(554)	$252.3 of total commitment of $1,135.5 remains undrawn as of December 31, 2025
(555)	$1.0 of total commitment of $1.0 remains undrawn as of December 31, 2025
(556)	$0.0 of total commitment of $5,982.4 remains undrawn as of December 31, 2025
(557)	$5,922.6 of total commitment of $7,976.5 remains undrawn as of December 31, 2025
(558)	$4,150.4 of total commitment of $4,150.4 remains undrawn as of December 31, 2025
(559)	$400.8 of total commitment of $400.8 remains undrawn as of December 31, 2025
(560)	$388.5 of total commitment of $2,128.7 remains undrawn as of December 31, 2025
(561)	$430.7 of total commitment of $778.6 remains undrawn as of December 31, 2025
(562)	$7,495.2 of total commitment of $8,684.9 remains undrawn as of December 31, 2025
(563)	$8,316.3 of total commitment of $8,316.3 remains undrawn as of December 31, 2025
(564)	$5,349.5 of total commitment of $5,349.5 remains undrawn as of December 31, 2025
(565)	$83.5 of total commitment of $334.0 remains undrawn as of December 31, 2025
(566)	$835.1 of total commitment of $835.1 remains undrawn as of December 31, 2025
(567)	$1,308.4 of total commitment of $1,308.4 remains undrawn as of December 31, 2025
(568)	$360.4 of total commitment of $1,874.6 remains undrawn as of December 31, 2025
(569)	$3,276.2 of total commitment of $3,276.2 remains undrawn as of December 31, 2025
(570)	$2,793.0 of total commitment of $2,793.0 remains undrawn as of December 31, 2025
(571)	$13,957.5 of total commitment of $19,274.3 remains undrawn as of December 31, 2025
(572)	$413.9 of total commitment of $982.1 remains undrawn as of December 31, 2025
(573)	$23,174.3 of total commitment of $24,719.3 remains undrawn as of December 31, 2025
(574)	$177.8 of total commitment of $177.8 remains undrawn as of December 31, 2025
(575)	$3,028.6 of total commitment of $3,028.6 remains undrawn as of December 31, 2025
(576)	$673.4 of total commitment of $847.4 remains undrawn as of December 31, 2025
(577)	$5.6 of total commitment of $5.6 remains undrawn as of December 31, 2025
(578)	$33,337.4 of total commitment of $33,337.4 remains undrawn as of December 31, 2025
(579)	$0.0 of total commitment of $6,935.5 remains undrawn as of December 31, 2025

(580)	$838.6 of total commitment of $929.6 remains undrawn as of December 31, 2025
(581)	$2,458.6 of total commitment of $2,458.6 remains undrawn as of December 31, 2025
(582)	$1,686.2 of total commitment of $1,686.2 remains undrawn as of December 31, 2025
(583)	$3,272.5 of total commitment of $3,272.5 remains undrawn as of December 31, 2025
(584)	$312.6 of total commitment of $312.6 remains undrawn as of December 31, 2025
(585)	$6,331.4 of total commitment of $6,331.4 remains undrawn as of December 31, 2025
(586)	$5,861.1 of total commitment of $5,861.1 remains undrawn as of December 31, 2025
(587)	$12,914.8 of total commitment of $12,914.8 remains undrawn as of December 31, 2025

INVESTMENT OBJECTIVE AND STRATEGIES

We were formed on March 15, 2022, as a Delaware statutory trust to invest primarily in first lien senior secured loans, second lien senior secured loans, subordinated secured and unsecured loans, subordinated loans (which in some cases includes equity and/or preferred components) and other types of credit instruments which may include commercial real estate mezzanine loans, real estate mortgages, distressed investments, securitized products, notes, bills, debentures, bank loans, convertible and preferred securities, infrastructure debt and government and municipal obligations, made to or issued by U.S. middle-market companies, which we generally define as companies with annual EBITDA between $10 million and $250 million. We expect that a majority of our investments will be in directly originated loans. For cash management and other purposes, we also invest in broadly syndicated loans and other more liquid credit investments, including in publicly traded debt instruments and other instruments that are not directly originated.

We have elected to be regulated as a BDC under the Investment Company Act. We have elected to be treated, and intend to qualify annually, as a RIC under Subchapter M of the Code. As a BDC and a RIC, we are required to comply with certain regulatory requirements.

Our investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. We seek to meet our investment objective by:

●	employing a longstanding investment approach focused on long-term credit performance and downside protection, generally investing in loans with asset coverage ratios and interest coverage ratios that our investment adviser believes provide substantial credit protection, and also seeking favorable financial protections, including, where our investment adviser believes necessary, one or more financial maintenance covenants;
●	focusing on liquid and illiquid credit of U.S. companies, and to a lesser extent non-U.S. companies; and
●	maintaining rigorous portfolio monitoring to anticipate and pre-empt negative credit events in the portfolio

Our investment strategy is expected to capitalize on the Ares Credit Group’s scale and reputation in the market as an attractive solution provider to meet our investment objective. We also expect to benefit from Ares’ reputation and ability to transact in scale with speed and certainty, and its long-standing and extensive relationships with financial sponsors that require financing for their transactions.

Most of our investments will be in private U.S. companies (we generally have to invest at least 70% of our total assets in “qualifying assets,” including privately offered loans, equity and debt securities issued by private U.S. companies or certain public companies), but, we also expect to invest to some extent in non-U.S. companies. We do not expect to invest in emerging markets. While the majority of our assets will consist of instruments that generally cannot be readily liquidated without impacting our ability to realize their full value upon disposition, for cash management and other purposes and in order to provide liquidity for share repurchases, we currently anticipate maintaining a smaller allocation to broadly syndicated loans and other more liquid credit investments. We expect that the instruments underlying our liquid credit investments will primarily be the same as the instruments underlying our directly originated loans (including loans, notes, bonds and other corporate debt securities). We believe that our liquid credit investments will help maintain liquidity to satisfy any share repurchases we choose to make in our sole discretion and manage cash before investing subscription proceeds into directly originated loans while also seeking attractive investment returns. We expect these investments to enhance our risk/return profile and serve as a source of liquidity for the Fund.

We primarily invest in illiquid and restricted securities, and while most of our investments are expected to be in private U.S. companies (we generally have to invest at least 70% of our total assets in “qualifying assets,” including private U.S. companies), we may also invest from time to time in non-U.S. companies. Our portfolio may also include equity securities such as common stock, preferred stock, warrants or options, which may be obtained as part of providing a broader financing solution. We may also invest in foreign instruments. Under normal circumstances, we will invest directly or indirectly at least 80% of our total assets (net assets plus borrowings for investment purposes) in debt investments of varying maturities.

The instruments we invest in are typically unrated or rated below investment grade, which is often an indication of size, credit worthiness and speculative nature relative to the capacity of the borrower to pay interest and principal. Generally, we believe that if our unrated investments were rated, they would be rated below investment grade. Bonds that are rated below investment grade are sometimes referred to as “high yield bonds” or “junk bonds.” These unrated or rated below investment grade investments have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and are illiquid.

We may, but are not required to, enter into interest rate, foreign exchange or other derivative agreements to hedge interest rate, currency, credit or other risks, but we do not generally intend to enter into any such derivative agreements for speculative purposes. Any derivative agreements entered into for speculative purposes are not expected to be material to the Fund’s business or results of operations. These hedging activities, which will be in compliance with applicable legal and regulatory requirements, may include the use of futures, options, currency options, forward contracts, and interest rate swaps, caps, collars and floors. We will bear the costs incurred in connection with entering into, administering and settling any such derivative contracts. There can be no assurance any hedging strategy we employ will be successful.

We borrow and expect to continue to borrow funds, including under our Credit Facilities, to make additional investments. We will use this practice, which is known as “leverage,” to attempt to increase returns to our common shareholders, but it involves significant risks. A BDC generally will be permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to its common stock if its asset coverage, as defined in the Investment Company Act, would at least be equal to 200% immediately after each such issuance. In accordance with the Investment Company Act, a BDC is allowed to borrow amounts such that its asset coverage, calculated pursuant to the Investment Company Act, is at least 150% after such borrowing if certain requirements, including obtaining certain approvals, are met. The reduced asset coverage requirement permits a BDC to borrow up to two dollars for every dollar it has in assets less all liabilities and indebtedness not represented by senior securities issued by it. Because an affiliate of our investment adviser, as our sole initial shareholder, approved a proposal on October 7, 2022 that allows us to reduce our asset coverage ratio to 150%, the ratio applicable to our senior securities is 150%. The amount of leverage that we employ at any particular time will depend on our investment adviser’s and our Board of Trustees’ assessments of market and other factors at the time of any proposed borrowing, and we expect such borrowings to primarily be in the form of loans from banks or our issuance of senior securities to, banks, insurance companies, funds, institutional investors and other lenders and investors. See “Risk Factors — Risks Relating to Our Business and Structure — We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us” and “Regulation — Indebtedness and Senior Securities.”

We expect to pay regular monthly distributions. Any distributions we make will be at the sole discretion of our Board of Trustees, who will consider factors such as our earnings, cash flow, capital needs and general financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.

Our investments are subject to a number of risks. See “Risk Factors.”

Our Investment Adviser and Our Administrator

The Fund’s investment activities are managed by Ares Capital Management, an investment adviser registered with the SEC under the Advisers Act. Our investment adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. Our administrator, Ares Operations, a subsidiary of Ares Management, provides certain administrative and other services necessary for us to operate.

Ares is a publicly traded, leading global alternative investment manager with approximately $622.5 billion of assets under management.12 Since its inception in 1997, Ares has adhered to a disciplined investment philosophy that focuses on delivering strong risk-adjusted investment returns through market cycles. Ares believes each of its distinct but complementary investment groups in credit, private equity, real assets and secondaries is a market leader based on assets under management and investment performance. Ares was built upon the fundamental principle that each group benefits from being part of Ares’ broader platform.

[12]

As of December 31, 2025, such assets under management includes approximately $14.6 billion managed by IHAM, an SEC-registered investment adviser and a wholly owned portfolio company of Ares Capital Corporation, a publicly traded BDC managed by our investment adviser.

We believe that each of Ares’ investment groups employs a disciplined, credit-oriented investment philosophy and is managed by a seasoned leadership team of senior professionals with extensive experience investing in, advising and underwriting assets held by our funds.

The Ares Credit Group is Ares’ investment group dedicated to the management of liquid and illiquid credit strategies across the non-investment grade credit universe, with approximately $406.9 billion of assets under management as of December 31, 2025. Ares is one of the largest self-originating direct lenders to the U.S. and European middle markets, providing one-stop financing solutions for small-to-medium sized companies, which we believe are underserved by traditional lenders.

Our objective is to bring the Ares Credit Group’s leading credit investment platform to the non-exchange traded BDC industry.

Market Opportunity

We believe that current and future market conditions present attractive opportunities for us to invest in liquid and illiquid credit. We believe below investment grade fixed income universe is inherently less efficient and less well serviced than other parts of the capital markets, ratings are less predictive of risk, the number of participants is limited, and the companies issuing debt require a more deliberate and focused investment underwriting. As such, we view Ares’ proprietary research, differentiated information gathering and local presence in many markets where Ares originates assets as disproportionate determinants of alpha and attractive risk adjusted returns for our investors.

In addition, according to Preqin AUM data, direct lending assets continue to grow given continued demand from investors, as well as demand from borrowers for agile, scaled, flexible capital. As a result, global direct lending AUM has grown over the last 21 years from $2 billion to $984 billion as of June 30, 2025, representing a compound annual growth rate of approximately 35%. According to Preqin data as of December 31, 2025, North America-focused direct lending committed but unallocated capital was $167 billion, which represents 24% of North American focused private equity sponsors’ committed but unallocated capital, indicating the implied need for $843 billion to deploy private equity sponsors’ committed but unallocated capital.

Potential Competitive Strengths

We believe that we have the following competitive advantages over other capital providers to middle-market companies:

The Ares Platform: Ares operates integrated groups across credit, real assets, private equity and secondaries. As of December 31, 2025, Ares oversaw a portfolio of investments in over 2,150 companies, over 1,900 alternative credit investments, over 1.300 properties, over 90 infrastructure assets and over 1,000 limited partnership interests in investment funds across over 55 industries, which we believe provides us with access to an extensive network of relationships and insights into industry trends and the state of the capital markets. More specifically, our investment adviser provides us with investment advisory services pursuant to the Third Amended and Restated Investment Advisory and Management Agreement between us and our investment adviser (as may be amended and restated from time to time, the “investment advisory and management agreement”). Our investment adviser’s investment advisory business is served by a seasoned team within the Ares Credit Group. The Ares Credit Group is Ares’ investment group dedicated to the management of liquid and illiquid credit strategies across the non-investment grade credit universe, with approximately $406.9 billion of assets under management as of December 31, 2025.14 We believe our affiliation with the Ares Credit Group provides a distinct competitive advantage across the credit spectrum through Ares’ market presence, scale and origination capabilities. We believe the Ares Credit Group’s market information, company knowledge and industry insight benefits our investment adviser as it identifies attractive liquid and illiquid credit investment opportunities for us. The Ares Credit Group’s investment professionals maintain extensive financial sponsor and intermediary relationships, which we believe provides valuable insight and access to transactions and information for us. The Ares Credit Group’s relationship network includes over 520 financial sponsors in the U.S. and over 440 financial sponsors in Europe and over 175 global banking institutions, as well as privately held companies, investment advisors, boutique investment banks, law firms, consultants and other parties.

Broad Liquid and Illiquid Credit Strategy: The Ares Credit Group employs a broad credit investment strategy based on absolute and relative value considerations across both liquid and illiquid investments. Given the expansive credit strategy, the Ares Credit Group generally seeks to invest in multiple industries and geographies across the fixed income market, primarily in below investment grade instruments, including below investment grade bonds which are sometimes referred to as “high yield bonds” or “junk bonds.” For liquid credit investments, the Ares Credit Group screens for attractive opportunities in the primary and secondary investment universe of approximately 1,240 bank loans and approximately 925 high yield issuers. Due to the scale of the Ares Credit Group and its relationships with underwriters, we believe it sees substantially all new issues in the broadly syndicated loan and high yield bond markets that meet our size criteria. As such, the Ares Credit Group’s investment team members have familiarity with the universe of issuers which we believe facilitates both primary and secondary idea generation. For illiquid credit investments, the Ares Credit Group focuses on self-originating investments by pursuing a broad array of opportunities across multiple channels. We believe the Ares Credit Group’s sourcing advantages allows for enhanced asset selectivity as we believe there is a significant relationship between proprietary deal origination and credit performance.

Scale in the Credit Markets: Given the Ares Credit Group is a significant counterparty to investment banks and financial sponsors across a diverse set of credit strategies, we believe it gains differentiated access to primary and secondary investment opportunities. The Ares Credit Group is also one of the largest U.S. direct lenders and liquid credit managers, which makes it a desirable and flexible capital provider, especially in competitive markets. We believe the Ares Credit Group’s scale and experience enables it to identify attractive investment opportunities throughout economic cycles and across a company’s capital structure so that we may be able to make investments consistent with our stated investment objective. In addition, the Ares Credit Group has the flexibility to provide “one stop” financing with the ability to invest capital across the balance sheet and syndicate and hold larger investments than many of its competitors. In addition, we believe that the Ares Credit Group’s ability to provide capital at every level of the balance sheet provides a strong value proposition to borrowers, which supports meaningful deal sourcing and relative value analysis capabilities.

[14]

As of December 31, 2025, such assets under management includes approximately $14.6 billion managed by IHAM, an SEC-registered investment adviser and a wholly owned portfolio company of Ares Capital Corporation, a publicly traded BDC managed by our investment adviser.

Fundamental Bottom-Up Research Approach: At its core, Ares is a value-oriented, fundamental, bottom-up, credit-focused investment firm. We believe that the Ares Credit Group’s proprietary research in over 55 industries and insights from a broad, global investment portfolio enables it to more effectively diligence and structure its products and investments. The Ares Credit Group employs a rigorous, in-depth, and repeatable research process that is designed to identify attractive risk-adjusted return opportunities within the liquid and illiquid investable universe and minimize defaults. Ares’ disciplined approach is consistent across the Ares platform and is focused on identifying sustainable business franchises with leading and defensible market positions, strong and properly incentivized management teams, solid liquidity and free cash flow generation, appropriate capital structures, and significant asset coverage. The Ares Credit Group’s research is both quantitative and qualitative in nature.

Extensive Industry Focus: The Ares Credit Group concentrates its overall investment activities in industries with a history of predictable and dependable cash flows and in which its investment professionals have had extensive investment experience. The Ares Credit Group’s investment professionals have developed long-term relationships with management teams and consultants in over 55 industries, and have accumulated substantial information and identified potential trends within these industries. In turn, we expect to benefit from these relationships, information and identification of potential trends in making investments.

Seasoned and Integrated Investment Team: The investment professionals in the Ares Credit Group have significant experience investing across market cycles. We believe this experience provides us with a competitive advantage in identifying, originating, investing in and managing a portfolio of credit investments. Within the Ares Credit Group, there are over 565 dedicated investment professionals, including over 85 partners with an average of approximately 26 years of experience. Additionally, the Ares Credit Group’s investment professionals operate on an integrated basis through the effective application of the principle of collaboration, which takes place on an ongoing basis, but is formally promoted through sophisticated internal systems and widely attended weekly or monthly meetings.

The Board of Trustees

Overall responsibility for the Fund’s oversight rests with the Board of Trustees. We have entered into our investment advisory and management agreement with our investment adviser, pursuant to which our investment adviser manages the Fund on a day-to-day basis. The Board of Trustees is responsible for overseeing our investment adviser and other service providers in our operations in accordance with the provisions of the Investment Company Act, the Fund’s second amended and restated bylaws (as such may be amended and restated from time to time, the “bylaws”) and applicable provisions of state and other laws. Our investment adviser keeps the Board of Trustees well informed as to our investment adviser’s activities on our behalf and our investment operations and provides the Board of Trustees with additional information as the Board of Trustees may, from time to time, request. The Board of Trustees is currently composed of seven members, four of whom are Trustees who are not “interested persons” of the Fund or our investment adviser as defined in the Investment Company Act.

Investment Selection

Ares’ investment philosophy was developed over 25 years ago and has remained consistent and relevant throughout a number of economic cycles. We are managed using a similar investment philosophy used by the investment professionals of Ares in respect of its other investment funds.

This investment philosophy involves, among other things:

●	an assessment of the overall macroeconomic environment and financial markets and how such assessment may impact industry and asset selection;
●	company-specific research and analysis; and
●	with respect to each individual company, an emphasis on capital preservation, low volatility and minimization of downside risk.

The foundation of Ares’ investment philosophy is intensive credit investment analysis, a portfolio management discipline based on both market technicals and fundamental value-oriented research, and diversification strategy. Ares also recognizes the importance of considering material ESG factors in the investment process to help generate attractive risk-adjusted returns and has adopted a Responsible Investment Program for this purpose. We follow a rigorous investment process based on:

●	a comprehensive analysis of issuer creditworthiness, including a quantitative and qualitative assessment of the issuer’s business;
●	an evaluation of management and its economic incentives;
●	an analysis of business strategy and industry trends; and
●	an in-depth examination of capital structure, financial results and projections.

We seek to identify those companies exhibiting superior fundamental risk-reward profiles and strong defensible business franchises while focusing on the relative value of the investment across the industry as well as for the specific company.

Investment Process Overview

Sourcing Investment Opportunities

The Ares Credit Group’s investment strategy is to focus on generating the widest universe of deal flow and to apply a consistent and rigorous approach to investment due diligence in order to select what it considers to be the most appealing opportunities.

For illiquid credit, the Ares Credit Group employs a multi-channel approach to direct origination, which includes relationships with financial sponsors, management teams, lawyers, accountants, intermediaries and M&A advisors. The Ares Credit Group typically reviews over 1,500 distinct U.S. direct lending transaction opportunities annually, with a closing ratio of approximately 3 − 5%.

For liquid credit, the Ares Credit Group screens for attractive opportunities in the primary and secondary investment universe of approximately 1,240 bank loans and approximately 925 high yield issuers. Due to the scale and relationships of the Ares Credit Group, it sees substantially all new issues in the bank loan and high yield bond markets. As such, the investment team members have familiarity with the universe of issuers which facilitates both primary and secondary idea generation.

The Investment Process

Our portfolio is managed by Mitchell Goldstein and Michael L. Smith, who serve as Co-Heads of the Ares Credit Group. In managing the portfolio, Mitchell Goldstein and Michael L. Smith serve on the ASIF Investment Committee, which is comprised of portfolio managers and investment professionals from a number of our underlying credit disciplines. See “Portfolio Management — Our Investment Adviser — Investment Committee.”

Investment committee meetings cover a variety of topics. The forum is intended to facilitate a congress of expert opinions from across the credit spectrum. Members discuss macroeconomic trends, U.S. and global growth (or contraction), labor market trends, inflation trends, fiscal and monetary policy trends, asset valuations, liquidity conditions and investor sentiment. Each is addressed with respect to its potential effect on lending conditions and credit spreads across underlying asset classes. Unanimous consent is encouraged but not required. However, the discussion tends to facilitate development of broad “house views” as to macroeconomic forecasts. Specific focus is given to the subject of valuation, and whether each credit asset class is priced attractively relative to its fundamental (absolute) risk and also by comparison to other credit assets. Healthy disagreement on this topic is encouraged, and particular consideration is given to the spreads at which most recent loans or bonds have been underwritten by the investment teams of each asset class. The end objective is to determine which asset classes provide the most attractive risk-adjusted returns.

The process culminates as Mitchell Goldstein and Michael L. Smith determine portfolio positioning and decide how much of our portfolio is invested in each credit asset class. The composition and construction of each underlying asset category is then determined by the portfolio managers specific to that asset category. To the extent possible, such portfolio managers are the same as would be employed in managing a standalone fund within that underlying asset class and the pool of investment ideas from which the underlying asset category is populated would similarly be the same. All investments are either sourced from third parties or by Ares directly, but we expect a significant portion of our investments to be directly originated by the Ares investment teams. While each underlying investment team employs its own distinct investment process tailored to that asset class, all portfolio investments undergo intensive screening, due diligence, and credit analyses focused on principal preservation and long-term value creation in market leading businesses. This ensures the integrity of the process down to the selection of specific companies and credits and is intended to maximize “best ideas” capture across the platform. As the allocation between various asset classes change, underlying portfolio managers are directed to monetize assets or increase their investments to raise liquidity or deploy additional investment capital.

Investments

Directly Originated Investments

For our directly originated investments, we primarily invest in portfolio companies in the form of first lien senior secured loans (including “unitranche” loans which are loans that combine both senior and subordinated loans, generally in a first lien position), second lien senior secured loans, subordinated secured and unsecured loans and subordinated loans (which in some cases includes an equity component and preferred equity), real estate mezzanine loans, real estate mortgages and infrastructure debt. The first and second lien senior secured loans generally have terms of three to 10 years. In connection with our first and second lien senior secured loans, we generally receive security interests in certain assets of our portfolio companies that could serve as collateral in support of the repayment of such loans. First and second lien senior secured loans generally have floating interest rates, which may have interest rate floors, and also may provide for some amortization of principal and excess cash flow payments, with the remaining principal balance due at maturity.

We structure our subordinated loan investments primarily as unsecured subordinated loans that provide for relatively higher fixed interest rates. The subordinated loan investments generally have terms of up to 10 years. These loans typically have interest-only payments, with amortization of principal, if any, deferred to the later years of the subordinated loans investment. In some cases, we may enter into loans that, by their terms, convert into equity or additional debt or defer payments of interest (or at least cash interest) for the first few years after our investment. Also, in some cases our subordinated loans will be secured by a subordinated lien on some or all of the assets of the borrower.

In some cases, our debt and preferred equity investments may provide for a portion of the interest or dividends payable to be PIK. To the extent interest or dividends are PIK, they will be payable through the increase of the principal amount of the loan or preferred equity by the amount of interest or dividend due on the then-outstanding aggregate principal amount of such loan or preferred equity and is generally collected upon repayment of the outstanding principal or redemption of the equity, as applicable.

In the case of our first and second lien senior secured loans, subordinated loans and preferred equity investments, we tailor the terms of the investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that aims to protect our rights and manage our risk while creating incentives for the portfolio company to achieve its business plan and improve its profitability. For example, in addition to generally seeking a senior position in the capital structure of our portfolio companies, we seek, where appropriate, to limit the downside potential of our investments by:

●	targeting a total return on our investments (including from both interest and potential equity appreciation) that compensates us for credit risk;
●	incorporating call protection and interest rate floors for floating rate loans, into the investment structure; and
●	negotiating covenants in connection with our investments that afford our portfolio companies as much flexibility in managing their businesses as possible, consistent with preservation of our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or participation rights.

We generally require financial covenants and terms that require an issuer to reduce leverage, thereby enhancing credit quality. These methods include: (a) maintenance leverage covenants requiring a decreasing ratio of indebtedness to cash flow over time, (b) maintenance cash flow covenants requiring an increasing ratio of cash flow to the sum of interest expense and capital expenditures and (c) indebtedness incurrence prohibitions, limiting a company’s ability to take on additional indebtedness. In addition, by including limitations on asset sales and capital expenditures we may be able to prevent a borrower from changing the nature of its business or capitalization without our consent.

Structurally, subordinated loans usually rank junior in priority of payment to senior secured loans and is often unsecured. However, subordinated loans rank senior to preferred and common equity in a borrower’s capital structure. Subordinated loan investments generally offer lenders fixed returns in the form of interest payments and will often provide lenders an opportunity to participate in the capital appreciation of a borrower, if any, through an equity interest. This equity interest typically takes the form of preferred equity, an equity co-investment and/or warrants. The preferred equity, equity co-investment and warrants (if any) associated with a subordinated loan investment typically allow lenders to receive repayment of their debt principal on an agreed upon amortization schedule or at maturity while retaining their equity interest in the borrower.

Warrants we receive with our debt investments may require only a nominal cost to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure the warrants to provide provisions protecting our rights as a minority-interest holder, as well as puts, or rights to sell such securities back to the portfolio company, upon the occurrence of specified events. In many cases, we also obtain registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights.

We believe that our focus on generating proprietary deal flow and lead investing gives us greater control over the capital structures and investment terms described above and enables us to actively manage our investments. Moreover, by leading the investment process, we are often able to secure controlling positions in loan tranches, thereby providing additional control in investment outcomes.

To a lesser extent, we also make common equity investments, which have generally been non-control equity investments of less than $20 million (usually in conjunction with a concurrent debt investment). However, we may increase the size or change the nature of these investments.

Non-Originated Investments

For our non-originated loans, we primarily invest in broadly syndicated loans, corporate bonds and structured credit instruments, including CLOs. Broadly syndicated loans may be senior secured corporate loans, which generally benefit from liens on collateral, are rated below-investment grade and typically pay interest at rates that are determined periodically on the basis of a floating base lending rate, primarily SOFR, plus a spread. Broadly syndicated loans are typically made to U.S. and, to a lesser extent, non-U.S. corporations, partnerships, limited liability companies and other business entities (together with issuers of corporate bonds and other debt securities, “Borrowers”) which operate in various industries and geographical regions. Borrowers may obtain broadly syndicated loans, among other reasons, to refinance existing debt, engage in acquisitions, pay dividends, recapitalize, complete leveraged buyouts and for general corporate purposes. Broadly syndicated loans rated below investment grade are sometimes referred to as “leveraged loans.” We may invest in broadly syndicated loans through assignments of or, to a lesser extent, participations in broadly syndicated loans. We may also utilize various types of derivative instruments for the purpose of gaining additional exposure to broadly syndicated loans.

Corporate Bonds

An issuer of high-yield corporate bonds typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of high yield corporate bonds reflects interest on the security and changes in the market value of the security. The market value of a high yield corporate bond generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term high yield corporate bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term high yield corporate bonds. The market value of a high yield corporate bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the marketplace. There is a risk that the issuers of high yield corporate bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. We may also utilize various types of derivative instruments, including swaps, for the purpose of gaining additional exposure to high yield corporate bonds.

Structured Credit

We may also invest in asset-backed opportunities across broad sectors such as consumer and commercial specialty finance and corporate credit. We target investment opportunities that may include (i) debt and equity investments in U.S.-dollar-denominated CLOs that are primarily backed by corporate leveraged loans issued to primarily U.S. obligors, as well as Euro-denominated CLOs that are backed primarily by corporate leveraged loans issued to primarily European obligors; (ii) financings secured by pools of consumer loans, commercial loans or real estate assets; and (iii) the outright purchase of pools of consumer loans, commercial loans or real estate assets. The investments in the “equity” of structured credit products (including CLOs) refers to the junior-most or residual debt tranche of such structured credit products (i.e., the tranche whose rights to payment are not senior to any other tranche, which does not typically receive a credit rating and is typically not secured (and is also typically referred to as subordinated notes, income notes, preferred shares or preferred securities, or, more generally, as “equity”)). The CLO equity tranches (or other similar junior tranches) and privately issued asset-backed securities in which we may invest may be highly leveraged, which magnifies our risk of loss on such investments.

Investments in Stressed Issuers

We may invest in certain debt and other obligations of companies that may be in some level of financial or business distress or may become distressed after we invest (“Stressed Issuers”) including companies involved in, or that have recently completed, bankruptcy or other restructuring, reorganization and liquidation proceedings. Stressed Issuers can also include companies that were not stressed at the time of investment but became stressed after our investment. These investments may involve:

(i)	corporate debt instruments relating to stressed and distressed industries or issuers;
(ii)	rescue-capital opportunities; and
(iii)	public and private stock issued in connection with restructurings and reorganizations or otherwise (“post-reorganization securities”).

ADLP

We and the ADLP Partner, a large North American pension fund, have established ADLP, a joint venture to make certain first lien senior secured loans, including unitranche loans, primarily to U.S. middle-market companies. We and other BDCs, registered closed-end management investment companies and other affiliated investment entities managed by our investment adviser or its affiliates may directly co-invest with the ADLP in accordance with the terms of the Co-Investment Exemptive Order. The ADLP is capitalized as transactions are completed and all portfolio decisions and generally all other decisions in respect of the ADLP, including co-investment transactions made by the ADLP in accordance with the terms of the Co-Investment Exemptive Order, must be approved by an investment committee of the ADLP consisting of representatives of ours and the ADLP Partner (with approval from a representative of each required). In November 2025, we and the ADLP Partner completed the initial funding of the ADLP.

We and the ADLP Partner provide capital to the ADLP in the form of subordinated certificates (the “ADLP Certificates”). As of December 31, 2025, we and the ADLP Partner owned 80% and 20%, respectively, of the ADLP Certificates. As of December 31, 2025, we and the ADLP Partner had committed capital to the ADLP of $2.0 billion and $0.5 billion, respectively, in the ADLP Certificates. The capital committed to the ADLP will only be funded to the ADLP upon approval of transactions by the investment committee of the ADLP.

The ADLP Certificates pay a fixed interest rate of 10.0% per annum and also entitle the holders thereof to receive a portion of the excess cash flow from the ADLP portfolio, after expenses, which may result in a return to the holders of the ADLP Certificates that is greater than the stated coupon.

For more information on the ADLP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Portfolio and Investment Activity—ADLP” and Note 4 to our consolidated financial statements for the year ended December 31, 2025.

Acquisition Opportunities

We believe that there may be opportunity for further consolidation in our industry. From time to time, we may evaluate potential strategic opportunities, including acquisitions of:

●	asset portfolios;
●	other private and public finance companies, BDCs and asset managers; and
●	selected secondary market assets.

From time to time, we may engage in discussions with counterparties in respect of various potential strategic acquisition and investment transactions, including potential acquisitions of other finance companies, BDCs and asset managers. Some of these transactions could be material to our business and, if completed, could be difficult to integrate, result in increased leverage or dilution and/or subject us to unexpected liabilities. However, we have not engaged in any discussions that have progressed to the point at which the completion of any such transaction could be deemed to be probable or reasonably certain as of the date of this prospectus. Completion of any such transaction would be subject to completion of due diligence, finalization of key business and financial terms (including price) and negotiation of final definitive documentation as well as a number of other factors and conditions including, without limitation, the approval of our Board of Trustees, any required third party consents and, in certain cases, the approval of our shareholders. We cannot predict how quickly the terms of any such transaction could be finalized, if at all. Accordingly, there can be no assurance that such transaction would be completed. In connection with evaluating potential strategic acquisition and investment transactions, we may incur significant expenses for the evaluation and due diligence investigation of these potential transactions.

Industry and Geographic Region Compositions

We generally seek to invest in companies in the industries in which Ares’ investment professionals have direct expertise. The industries in the table listed below are where we have focused our investment activities; however, we may invest in other industries if we are presented with attractive opportunities.

The industrial and geographic compositions of our portfolio at fair value as of December 31, 2025 were as follows:

As of December 31, 2025
Industry
Software and Services	22.0%
Health Care Equipment and Services	11.0
Commercial and Professional Services	8.6
Investment Funds and Vehicles(1)	8.5
Capital Goods	7.7
Financial Services	6.7
Consumer Services	6.0
Insurance	5.1
Sports, Media and Entertainment	3.8
Pharmaceuticals, Biotechnology and Life Sciences	3.1
Consumer Distribution and Retail	3.0
Independent Power and Renewable Electricity Producers	2.4
Energy	1.9
Transportation	1.7
Materials	1.7
Other	6.8
Total	100.0%
(1)	Includes our investments in joint ventures.

As of December 31, 2025
Geographic Region
United States	86.7%
Europe	7.5
Canada	1.3
Bermuda/Cayman Islands	4.5
Total	100.0%

As of December 31, 2025, none of the loans were on non-accrual status.

On-Going Relationships with and Monitoring of Portfolio Companies

We closely monitor each liquid and illiquid investment. Real-time monitoring of individual credits or collateral, as applicable, and portfolio metrics are critical to our ongoing portfolio optimization and risk management goals.

For liquid investments, each position is actively monitored by the liquid credit research team members responsible for coverage of a particular company or investment. The research team tracks credit and industry specific developments, as well as price movements, for shifts in relative value that may trigger a buy or sell recommendation. Ongoing monitoring and due diligence includes, but is not limited to, interaction with management, review of company and comparable financial results, company visits, participation in industry and sell-side research conferences, conversations with ratings agencies, industry experts and real-time analysis of price movements in the credit and equity markets. Notable credit developments and/or price movements are discussed real-time with portfolio management and the trading desk and may be discussed at relevant investment committee meetings.

For illiquid investments, in addition to covenants and other contractual rights and through board participation, when appropriate, we seek to enhance portfolio company performance post-investment by actively working with management on strategic and operating initiatives where there is an opportunity to do so. We may introduce managers of companies in which we have invested to other portfolio companies to capitalize on complementary business activities and best practices.

We believe that our focus on generating proprietary deal flow gives us greater control over capital structure and investment terms and lead investing enhances our ability to closely monitor each investment we make.

Our investment adviser employs an investment rating system to categorize our investments. In addition to various risk management and monitoring tools, our investment adviser grades the credit risk of all investments on a scale of 1 to 4 no less frequently than quarterly. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of origination or acquisition), although it may also take into account under certain circumstances the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors. The grade of a portfolio investment may be reduced or increased over time. The following is a description of each investment grade:

Investment grade	Description
4

Involves the least amount of risk to our initial cost basis. The trends and risk factors for this investment since origination or acquisition are generally favorable, which may include the performance of the portfolio company or a potential exit.

3

Involves a level of risk to our initial cost basis that is similar to the risk to our initial cost basis at the time of origination or acquisition. This portfolio company is generally performing as expected and the risk factors to our ability to ultimately recoup the cost of our investment are neutral to favorable. All investments or acquired investments in new portfolio companies are initially assessed a grade of 3.

2

Indicates that the risk to our ability to recoup the initial cost basis of such investment has increased materially since origination or acquisition, including as a result of factors such as declining performance and non-compliance with debt covenants; however, payments are generally not more than 120 days past due. For investments graded 2, our investment adviser enhances its level of scrutiny over the monitoring of such portfolio company.

1

Indicates that the risk to our ability to recoup the initial cost basis of such investment has substantially increased since origination or acquisition, and the portfolio company likely has materially declining performance. For debt investments with an investment grade of 1, most or all of the debt covenants are out of compliance and payments are substantially delinquent. For investments graded 1, it is anticipated that we will not recoup our initial cost basis and may realize a substantial loss of our initial cost basis upon exit. For investments graded 1, our investment adviser enhances its level of scrutiny over the monitoring of such portfolio company.

As of December 31, 2025, the weighted average grade of the investments in our portfolio at fair value was 3.0. For more information on our portfolio investment grades, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Portfolio and Investment Activity.”

Managerial Assistance

As a BDC, we must offer, and must provide upon request, significant managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Our administrator may provide all or a portion of this assistance pursuant to our administration agreement, the costs of which will be reimbursed by us. We may receive fees for these services.

Exit of Investments

In addition to payments of principal and interest, we expect the primary methods for the strategy to realize returns on its investments include refinancings, sales of portfolio companies, and in some cases initial public offerings and secondary offerings. While many debt securities in which we invest have stated maturities up to ten years, virtually all are redeemed or sold prior to maturity. These securities often have call protection that requires an issuer to pay a premium if it redeems in the early years of an investment. However, there is no assurance that our investments will achieve realization events as a result of refinancings, sales of portfolio companies or public offerings and these realization events will become more unlikely when conditions in the loan and capital markets have deteriorated.

Ares’ team of investment professionals regularly review investments and related market conditions in order to determine if an opportunity exists to realize returns on a particular investment. We believe the ability to utilize the entire resources of Ares, including the public market traders and research analysts, allows our investment adviser to gain access to current market information where the opportunity may exist to sell positions into the market at attractive prices.

Co-Investment Relief

We, our investment adviser and certain of our affiliates have received the Co-Investment Exemptive Order from the SEC that permits us and other BDCs and registered closed-end management investment companies managed by Ares to co-invest in portfolio companies with each other and with other affiliated entities. As required by the Co-Investment Exemptive Order, we have adopted, and our Board of Trustees has approved, policies and procedures reasonably designed to ensure compliance with the terms of the Co-Investment Exemptive Order. Co-investments made under the Co-Investment Exemptive Order are subject to compliance with certain conditions and other requirements, which could limit our ability to participate in co-investment transactions. As a result of investments permitted by the Co-Investment Exemptive Order, there could be a significant overlap in our investment portfolio and the investment portfolios of affiliated Ares entities that can rely on the Co-Investment Exemptive Order and that have an investment objective similar to ours. We may also otherwise co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and our investment adviser’s allocation policy.

Competition

Our primary competitors include public and private funds, commercial and investment banks, commercial finance companies, other BDCs and private equity funds, each of which we may compete with for financing opportunities. Some of our competitors are substantially larger and have considerably greater financial and marketing resources than we do. For example, some competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wide variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the Investment Company Act imposes on us as a BDC. In addition, new competitors frequently enter the financing markets in which we operate. For more information concerning the competitive risks we face, see “Risk Factors — Risks Relating to Our Business and Structure — We operate in a highly competitive market for investment opportunities.”

We believe that the relationships of the members of the ASIF Investment Committee and of the partners of Ares enable us to learn about, and compete effectively for, financing opportunities with attractive middle-market companies in the industries in which we seek to invest. We believe that Ares’ professionals’ deep and long-standing direct sponsor relationships and the resulting proprietary transaction opportunities that these relationships often present, provide valuable insight and access to transactions and information. We use the industry information of Ares’ investment professionals to which we have access to assess investment risks and determine appropriate pricing for our investments in portfolio companies.

Non-Exchange Traded, Perpetual-Life BDC

We are a non-exchange traded BDC, meaning our Common Shares are not listed for trading on a stock exchange or other securities market, and a perpetual-life BDC, meaning we are an investment vehicle of indefinite duration that does not intend to complete a liquidity event within any specific time period, if at all, and whose Common Shares are intended to be sold by us monthly on a continuous basis at a price generally equal to our monthly NAV per share. In our perpetual-life structure, we have a share repurchase program pursuant to which we intend to offer to repurchase, at the discretion of our Board of Trustees, up to 5% of our Common Shares outstanding in each quarter. However, the determination to repurchase our Common Shares in any particular quarter is solely at the Board of Trustees’ discretion and we are not obligated to offer to repurchase our Common Shares in any particular quarter or at all. We believe that our perpetual nature enables us to execute a patient and opportunistic strategy and be able to invest across different market environments. This may reduce the risk of us being a forced seller of assets in market downturns compared to non-perpetual funds. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time.

Non-Accelerated Filer Status

Because we are not a large accelerated filer or an accelerated filer under Rule 12b-2 of the Exchange Act, and will not be for so long as our Common Shares are not traded on a securities exchange, we will not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. In addition, so long as we are externally managed by our investment adviser and we do not directly compensate our executive officers, or reimburse our investment adviser or its affiliates for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of our investment adviser, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek shareholder approval of executive compensation and golden parachute compensation arrangements pursuant to Section 14A(a) and (b) of the Exchange Act.

Staffing

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees or affiliates of our investment adviser, Ares Capital Management, and our administrator, Ares Operations, each of which is a subsidiary of Ares Management, pursuant to the terms of our investment advisory and management agreement and our administration agreement, respectively, each as described below. Each of our executive officers is an employee or affiliate of our investment adviser or our administrator. Our day-to-day investment activities are managed by our investment adviser. Most of the services necessary for the origination of our investment portfolio are provided by investment professionals employed by Ares Capital Management. Ares Capital Management had approximately 230 U.S.-based investment professionals as of December 31, 2025 who focus on origination, transaction development, investment and the ongoing monitoring of our investments. We reimburse both our investment adviser and our administrator for a certain portion of expenses incurred in connection with such staffing, as described in more detail below. Because we have no employees, we do not have a formal employee relations policy.

Regulation as a BDC

We have elected to be regulated as a BDC under the Investment Company Act and have elected to be treated as a RIC under the Code. As with other companies regulated by the Investment Company Act, a BDC must adhere to certain substantive regulatory requirements. The Investment Company Act contains prohibitions and restrictions relating to certain transactions between BDCs and certain affiliates (including any investment advisers or sub-advisers), principal underwriters and certain affiliates of those affiliates or underwriters. Among other things, we generally cannot co-invest in any portfolio company in which a fund managed by Ares or any of its downstream affiliates (other than us and our downstream affiliates) is also co-investing.

The Investment Company Act contains certain restrictions on certain types of investments we may make. Specifically, we may only invest up to 30% of our portfolio in entities that are not considered “eligible portfolio companies” (as defined in the Investment Company Act), including companies located outside of the United States, entities that are operating pursuant to certain exceptions under the Investment Company Act, and publicly traded entities whose public equity market capitalization exceeds the levels provided for under the Investment Company Act.

The Investment Company Act also requires that a majority of our trustees be persons other than “interested persons,” as that term is defined in Section 2(a)(19) of the Investment Company Act, who we refer to as “independent Trustees.” In addition, the Investment Company Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless that change is approved by holders of at least a majority of our outstanding voting securities. Under the Investment Company Act, the vote of holders of at least a “majority of outstanding voting securities” means the vote of the holders of the lesser of: (a) 67% or more of the outstanding Common Shares present at a meeting or represented by proxy if holders of more than 50% of the Common Shares are present or represented by proxy or (b) more than 50% of the outstanding Common Shares.

Under the Investment Company Act, we are not generally able to issue and sell our Common Shares at a price below net asset value per share. We may, however, sell our Common Shares, or warrants, options or rights to acquire our Common Shares, at a price below the current net asset value per share of our Common Shares if we comply with the provisions of Section 63(2) of the Investment Company Act, including the requirements that our Board of Trustees determine that such sale is in our best interests and the best interests of our common shareholders and our common shareholders approve such sale.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly traded securities of our portfolio companies. We may enter into hedging transactions to manage the risks associated with interest rate and currency fluctuations. We may purchase or otherwise receive warrants or options to purchase the common stock of our portfolio companies in connection with acquisition financings or other investments. In connection with such an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances.

We do not intend to acquire securities issued in any investment company that exceed the limits imposed by the Investment Company Act. Under these limits, we generally cannot acquire more than 3% of the voting stock of any investment company (as defined in the Investment Company Act), invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of investment companies in the aggregate unless certain conditions are met. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our common shareholders to additional expenses.

In accordance with the Investment Company Act, a BDC generally is allowed to borrow amounts such that its asset coverage, calculated pursuant to the Investment Company Act, is at least 150% (or 200% if certain requirements under the Investment Company Act are not met) immediately after such borrowing. As such, we are currently allowed to borrow amounts or issue debt securities or preferred stock, which we refer to collectively as “senior securities,” such that our asset coverage, as calculated pursuant to the Investment Company Act, equals at least 150% immediately after such borrowing (i.e., we are able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us). On October 7, 2022, our sole initial shareholder approved a proposal that allowed us to reduce our asset coverage ratio applicable to senior securities from 200% to 150%. See “Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.”

Code of Ethics.    We, Ares Capital Management and Ares Management Capital Markets LLC have each adopted a code of ethics pursuant to Rule 17j-1 under the Investment Company Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. Our code of ethics is filed as an exhibit to our registration statement of which this prospectus is a part. For information on how to obtain a copy of the code of ethics, see “Available Information” below.

Affiliated Transactions.    We may be prohibited under the Investment Company Act from conducting certain transactions with our affiliates without the prior approval of our Trustees who are not interested persons and, in some cases, the prior approval of the SEC. We, our investment adviser and certain of our affiliates have received the Co-Investment Exemptive Order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of our investment adviser and certain funds managed and controlled by our investment adviser and its affiliates, subject to certain terms and conditions. In addition, certain Ares funds may have investment objectives that compete or overlap with, and may from time to time invest in asset classes similar to those targeted by, us. Consequently, we, on the one hand, and these other entities, on the other hand, may from time to time pursue the same or similar capital and investment opportunities. Pursuant to its investment allocation policy, Ares (including our investment adviser and its affiliates) endeavors to allocate investment opportunities in a fair and equitable manner, and in any event consistent with any fiduciary duties owed to us. Nevertheless, it is possible that we may not be given the opportunity to participate in certain investments made by other Ares funds. In addition, there may be conflicts in the allocation of investments among us and other Ares funds or one or more of our controlled affiliates or among the funds they manage, including investments made pursuant to the Co-Investment Exemptive Order. Further, such other Ares funds may hold positions in portfolio companies in which we have also invested. Such investments may raise potential conflicts of interest between us and such other Ares funds, particularly if we and such other Ares funds invest in different classes or types of securities or investments of the same underlying portfolio company. In that regard, actions may be taken by another Ares fund that are adverse to our interests, including, but not limited to, during a restructuring, bankruptcy or other insolvency proceeding or similar matter occurring at the underlying portfolio company.

Other.    We will be periodically examined by the SEC for compliance with the Securities Act, Exchange Act and Investment Company Act, and are subject to the periodic reporting and related requirements of the Exchange Act.

We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any Trustee or officer against any liability to us or our common shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.

We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the Investment Company Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.

Our website address is https://www.areswms.com/solutions/asif/. We make available free of charge on our website our Code of Conduct, annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

MANAGEMENT OF THE FUND

Board of Trustees

Our business and affairs are managed under the direction of our Board of Trustees. The responsibilities of the Board of Trustees include, among other things, the overall supervision of our investment activities, the oversight of the monthly valuation of our assets by our investment adviser (our Board of Trustees’ valuation designee), oversight of our financing arrangements and corporate governance activities. Our Board of Trustees consists of seven members, four of whom are not “interested persons” of the Fund or of our investment adviser as defined in Section 2(a)(19) of the Investment Company Act and are “independent,” as determined by our Board of Trustees. We refer to these individuals as our independent Trustees. Our Board of Trustees elects our executive officers, who serve at the discretion of the Board of Trustees.

Trustees

Information regarding the Board of Trustees is as follows:

Name, Address and Age(1)	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(2)	Other Directorships of Public or Registered Investment Companies Held by Trustee During Past 5 Years
Independent Trustees
Sandra R. Anceleitz, 60	Trustee	Since 2022 (term expires 2026; standing for re-election at the 2026 Annual Meeting of Shareholders (the “Annual Meeting”))	Sandra R. Anceleitz currently dedicates her time to non-profit work. From 1997 to 2010, Sandra R. Anceleitz served as Managing Director of the Global Loan Sales Group for Bank of America/Merrill Lynch.	2	Ares Core Infrastructure Fund
Ann Torre Bates, 68	Trustee	Since 2022 (term expires 2026; standing for re-election at the Annual Meeting)	Ann Torre Bates currently dedicates her time to serving on boards of directors of several companies in the financial sector. From 1997 to 2012, Ann Torre Bates was a strategic and financial consultant, principally with respect to corporate finance matters.	3	United Natural Foods, Inc., 13 investment companies in the Franklin Templeton Group of Mutual Funds, Ares Capital Corporation, Ares Core Infrastructure Fund
Steven B. McKeever, 65	Trustee	Since 2022 (term expires 2026; standing for re-election at the Annual Meeting)	Since 1997, Steven B. McKeever has been Chief Executive Officer of Hidden Beach Recordings, an independent record label based in Los Angeles, California.	2	Ares Capital Corporation
Eric B. Siegel, 68	Lead Independent Trustee	Since 2022 (term expires 2026; standing for re-election at the Annual Meeting)	Since 2005, Eric B. Siegel has served as Senior Advisor to the Chairman of the Milwaukee Brewers Baseball Club and a member of the Club’s Board of Advisors. Eric B. Siegel is also a member of the finance committee of the Marlborough School. From 1996 to 2020, Eric B. Siegel was a director of El Paso Electric Company, a New York Stock Exchange (“NYSE”) publicly traded utility company, where he also served as Chairman of the Executive Committee and Nominating and Governance Committee and member of the Audit Committee and Security Committee.	2	Ares Capital Corporation

Name, Address and Age(1)	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(2)	Other Directorships of Public or Registered Investment Companies Held by Trustee During Past 5 Years
Interested Trustees
R. Kipp deVeer, 53(3)	Trustee and Chairperson of the Board of Trustees	Since 2022 (term expires 2026; standing for re-election at the Annual Meeting)	Since September 2022, R. Kipp deVeer has served as an interested trustee and Chairperson of the Board of Trustees. R. Kipp deVeer is an interested director and Executive Vice President of Ares Capital Corporation. R. Kipp deVeer is a Director, Partner and Co-President of Ares. R. Kipp deVeer is a member of several of Ares’ investment committees.	2	Ares Management Corporation, Ares Capital Corporation
Mitchell Goldstein, 59(4)	Trustee and Co-Chief Executive Officer	Since 2022 (term expires 2026; standing for re-election at the Annual Meeting)

Since September 2022, Mitchell Goldstein has served as an interested trustee of the Fund and a Co-Chief Executive Officer of the Fund. Mitchell Goldstein is an interested director and Co-Chairperson of the Board of Directors of Ares Capital Corporation. Mitchell Goldstein is a Partner in and Co-Head of the Ares Credit Group. Mitchell Goldstein serves on the Ares Operating Committee. Mitchell Goldstein is also Vice President and interested trustee of CION Ares Diversified Credit Fund. Mitchell Goldstein serves on the Ares Operating Committee. Mitchell Goldstein serves on the Board of Managers of Ivy Hill Asset Management GP, LLC, IHAM’s General Partner (“IHAM GP”). Mitchell Goldstein is a member of the investment adviser’s ASIF Investment Committee, the Ares Credit Group’s U.S. Direct Lending Investment Committee (“USDL Investment Committee”), Commercial Finance and Pathfinder Investment Committees, the Ivy Hill Asset Management Investment Committee, the Ares Infrastructure Debt Investment Committee and the Ares Asia Direct Lending (Australia) Investment Committee.

				3	Ares Capital Corporation, CION Ares Diversified Credit Fund

Name, Address and Age(1)	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(2)	Other Directorships of Public or Registered Investment Companies Held by Trustee During Past 5 Years
Michael L. Smith, 55(5)	Trustee and Co-Chief Executive Officer	Since 2022 (term expires 2026; standing for re-election at the Annual Meeting)

Since September 2022, Michael L. Smith has served as an interested trustee of the Fund and a Co-Chief Executive Officer of the Fund. Michael L. Smith is an interested director and Co-Chairperson of the Board of Directors of Ares Capital Corporation. Michael L. Smith is a Partner in and Co-Head of the Ares Credit Group and Vice President of CION Ares Diversified Credit Fund and serves on the Ares Operating Committee. Michael L. Smith also serves on the Board of Managers of IHAM GP. Michael L. Smith is a member of the ASIF Investment Committee, the Ares Credit Group’s USDL, Opportunistic Credit and Commercial Finance Investment Committees, the Ivy Hill Asset Management Investment Committee, the Ares Secondaries Group’s Private Equity Investment Committee and the Ares Infrastructure Group’s Infrastructure Opportunities, Climate Infrastructure Partners and Infrastructure Debt Investment Committees.

				2	Ares Capital Corporation

Executive Officers and Certain Other Officers Who are Not Trustees

Information regarding our executive officers and certain other officers who are not Trustees is as follows:

Name, Address and Age	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation During Past 5 Years
Paul Cho, 43	Chief Accounting Officer	Since February 2024 (indefinite term)

Since February 2024, Paul Cho has served as Chief Accounting Officer of the Fund. Paul Cho is the Chief Accounting Officer of Ares Capital Corporation. Additionally, Paul Cho serves as Vice President of Ares Dynamic Credit Allocation Fund, Inc., Vice President of CION Ares Diversified Credit Fund and Co-Chief Accounting Officer of Ares Sports, Media and Entertainment Opportunities LP (“Ares SME Opps”). Paul Cho joined Ares in 2008 and currently serves as a Managing Director and Chief Accounting Officer in the Ares Finance and Accounting Department.

Ian Fitzgerald, 50	General Counsel and Secretary	Since September 2025 (indefinite term)

Since September 2025, Ian Fitzgerald has served as General Counsel and Secretary of the Fund. Ian Fitzgerald also serves as General Counsel, Vice President and Secretary of Ares Capital Corporation, General Counsel and Corporate Secretary of Ares Dynamic Credit Allocation Fund, Inc., General Counsel and Corporate Secretary of CION Ares Diversified Credit Fund, Vice President and Assistant Secretary of IHAM and Vice President and Assistant Secretary of IHAM GP. Ian Fitzgerald joined Ares in 2010 and currently serves as a Managing Director and Deputy General Counsel (Credit) in the Ares Legal and Compliance Group.

Angela Lee, 39	Vice President and Assistant Treasurer	Since February 2024 (indefinite term)

Since February 2024, Angela Lee has served as Vice President and Assistant Treasurer of the Fund. Angela Lee is Vice President and Assistant Treasurer of Ares Capital Corporation. Additionally, Angela Lee serves as Vice President of Ares Dynamic Credit Allocation Fund, Inc. and Vice President of CION Ares Diversified Credit Fund. Angela Lee joined Ares in 2010 and currently serves as a Managing Director of the Capital Solutions Group in the Ares Finance and Accounting Department.

Scott C. Lem, 48	Chief Financial Officer and Treasurer	Since 2022 (indefinite term)

Since September 2022, Scott C. Lem has served as Chief Financial Officer and Treasurer of the Fund. Scott C. Lem is Chief Financial Officer and Treasurer of Ares Capital Corporation. Scott C. Lem additionally serves as Chief Financial Officer and Treasurer of Ares Dynamic Credit Allocation Fund, Inc., Chief Financial Officer and Treasurer of CION Ares Diversified Credit Fund and Chief Financial Officer and Treasurer of Ares SME Opps. He joined Ares in July 2003 and currently serves as a Partner and Chief Financial Officer of the Public Credit Funds in the Ares Finance and Accounting Department.

Jana Markowicz, 45	Chief Operating Officer	Since 2023 (indefinite term)

Since January 2023, Jana Markowicz has served as Chief Operating Officer of the Fund and a member of the ASIF Investment Committee. Jana Markowicz is Chief Operating Officer of Ares Capital Corporation and Chief Operating Officer of Ares SME Opps. Jana Markowicz joined Ares in 2005 as a member of the U.S. Direct Lending investment team. Jana Markowicz currently serves as Partner and Chief Operating Officer for U.S. Direct Lending in the Ares Credit Group.

Jim Miller, 49	President	Since 2023 (indefinite term)

Since January 2023, Jim Miller has served as President of the Fund and a member of the ASIF Investment Committee. Jim Miller is President of Ares Capital Corporation. Jim Miller is a Partner in the Ares Credit Group and serves as Co-Head for Ares’ U.S. Direct Lending strategy and serves on Ares’ USDL and Opportunistic Credit Investment Committees. Jim Miller also serves as Director and Chairman and Co-President of Ares SME Opps and on the Ares Sports, Media and Entertainment Investment Committee and acts as a co-lead for the strategy.

Lisa Morgan, 50	Chief Compliance Officer	Since 2022 (indefinite term)

Since September 2022, Lisa Morgan has served as Chief Compliance Officer of the Fund. Lisa Morgan also serves as the Chief Compliance Officer of Ares Dynamic Credit Allocation Fund, Inc., CION Ares Diversified Credit Fund, Ares Private Markets Fund,

Name, Address and Age	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation During Past 5 Years
Ares Capital Corporation and Ares Core Infrastructure Fund. Lisa Morgan joined Ares in 2017 and is currently a Partner and Head of Regulated Funds Compliance in the Ares Legal and Compliance Group.
Naseem Sagati Aghili, 44	Vice President	Since 2022 (indefinite term)

Since September 2022, Naseem Sagati Aghili has served as Vice President of the Fund. Naseem Sagati Aghili is Partner, General Counsel and Corporate Secretary of Ares and additionally serves on the Ares Operating and Enterprise Risk Committees. Naseem Sagati Aghili also serves as Chief Legal Officer, Vice President and Assistant Secretary of Ares Private Markets Fund, and as Vice President of Ares Dynamic Credit Allocation Fund, Inc., CION Ares Diversified Credit Fund, Ares Capital Corporation and Ares Core Infrastructure Fund. Prior to being named General Counsel of Ares in 2020, Naseem Sagati Aghili has served in a variety of roles at Ares since 2009, including most recently Co-General Counsel and General Counsel, Private Equity.

(1)	The business address for R. Kipp deVeer, Ian Fitzgerald, Mitchell Goldstein, Jana Markowicz, Jim Miller and Michael L. Smith is c/o Ares Strategic Income Fund, 245 Park Avenue, 44th Floor, New York, New York 10167. The business address for Lisa Morgan is c/o Ares Strategic Income Fund, 4300 Wilson Blvd., Suite 260, Arlington, VA 22203. The business address for each of the other trustees, executive officers and certain other officers listed in the table is c/o Ares Strategic Income Fund, 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067.
(2)	Includes, in each case, the Fund. The “Fund Complex” consists of the Fund, Ares Capital Corporation, Ares Core Infrastructure Fund, Ares Dynamic Credit Allocation Fund, Inc., Ares Private Markets Fund and CION Ares Diversified Credit Fund.
(3)	R. Kipp deVeer is an interested Trustee because he is a Partner and Co-President of Ares Management and serves on the Board of Directors of Ares and is an interested director of and Executive Vice President of Ares Capital Corporation.
(4)	Mitchell Goldstein is an interested Trustee because he is the Co-Chief Executive Officer of the Fund, a Partner in and Co-Head of the Ares Credit Group, an interested director and Co-Chairperson of the Board of Directors of Ares Capital Corporation, Vice President and interested trustee of CION Ares Diversified Credit Fund and serves on the ASIF Investment Committee.
(5)	Michael L. Smith is an interested Trustee because he is the Co-Chief Executive Officer of the Fund, a Partner in and Co-Head of the Ares Credit Group, an interested director and Co-Chairperson of the Board of Directors of Ares Capital Corporation, Vice President of CION Ares Diversified Credit Fund and serves on the ASIF Investment Committee.

Biographical Information

The following is information concerning the business experience of our Board of Trustees, executive officers and certain other officers who are not trustees. Our Trustees have been divided into two groups — interested Trustees and independent Trustees. Interested Trustees are “interested persons” as defined in the Investment Company Act.

Independent Trustees

Sandra R. Anceleitz, 60, has served as a trustee of the Fund since September 2022 and has served on the audit committee and nominating and governance committee since 2022. Sandra R. Anceleitz is a trustee of Ares Core Infrastructure Fund and is the chairperson of its nominating and governance committee. Sandra R. Anceleitz currently dedicates her time to non-profit work. From 1997 to 2010, Sandra R. Anceleitz served as Managing Director of the Global Loan Sales Group for Bank of America/Merrill Lynch. During her time at Bank of America/Merrill Lynch, Sandra R. Anceleitz also served as Director of the High Yield Bond Sales Group from 1996 to 1997 and Director of the Loan Origination Group from 1994 to 1996. Prior to joining Bank of America/Merrill Lynch, Sandra R. Anceleitz served as Vice President of the Loan Original Group for Chemical Bank. Sandra R. Anceleitz holds a dual B.A. in Business / Economics and Mathematics from Lafayette College and an Executive M.B.A. from the Wharton School of the University of Pennsylvania. The Fund believes that Sandra R. Anceleitz’ experience in the financial sector provides the Board of Trustees with valuable knowledge and insight in the financial services sector.

Ann Torre Bates, 68, has served as a trustee of the Fund since September 2022 and has served as the chairperson of the audit committee since 2022. Ann Torre Bates is a director of Ares Capital Corporation and is the chairperson of its audit committee and is a trustee of Ares Core Infrastructure Fund. Ann Torre Bates currently dedicates her time serving on the boards of directors of several companies primarily in the financial sector. From 1997 to 2012, Ann Torre Bates was a strategic and financial consultant, principally with respect to corporate finance matters. From 1995 to 1997, Ann Torre Bates served as Executive Vice President, Chief Financial Officer and Treasurer of NHP, Inc., a national real estate services firm. From 1991 to 1995, Ann Torre Bates was Vice President and Treasurer of US Airways, and held various finance positions from 1988 to 1991. Ann Torre Bates currently serves as director or trustee of 13 investment companies in the Franklin Templeton Group of Mutual Funds. Ann Torre Bates previously served as a director of Allied Capital Corporation from 2003 to 2010, SLM Corporation from 1997 to 2014, Navient Corporation from 2014 to 2016 and United Natural Foods, Inc. from 2014 to 2023. Ann Torre Bates holds a B.B.A in Accountancy from the University of Notre Dame and an M.B.A. in Finance and Economics from Cornell University. The Fund believes that Ann Torre Bates’ experience serving as a director of other public companies in the financial sector, as well as her past experience as a Chief Financial Officer, provides the Board of Trustees and, specifically, the audit committee of the Board of Trustees with valuable knowledge and insight in the financial services sector as well as experience in financial and accounting matters.

Steven B. McKeever, 65, has served as a trustee of the Fund since September 2022 and has served as the chairperson of the nominating and governance committee since 2022. Steven B. McKeever is a director of Ares Capital Corporation and is the chairperson of its nominating and governance committee. Steven B. McKeever is the Chief Executive Officer of Hidden Beach Recordings, an independent record label based in Los Angeles, California, which Steven B. McKeever founded in 1997. From 1991 to 1995, Steven B. McKeever was with Motown Records, where he served as Executive Vice President of Talent and Creative Affairs from 1993 to 1995 and Senior Vice President of Artists and Repertoire from 1991 to 1993. In 1992, Steven B. McKeever created MoJAZZ Records, a subsidiary of Motown Records and served as its President. In 1993, he was instrumental in the sale of Motown Records to PolyGram Records. Steven B. McKeever eventually left Motown Records in 1995 to work on his own entrepreneurial projects. Steven B. McKeever began his career at the law firm of Irell & Manella LLP in Los Angeles as an entertainment lawyer. In 2011, Steven B. McKeever served as the Executive Producer of Entertainment for the dedication of the Martin Luther King, Jr. Memorial in Washington, D.C. Steven B. McKeever currently serves as a director of several organizations. He served as a Governor of the Los Angeles Chapter of The National Academy of Recording Arts and Sciences (a/k/a The GRAMMYs) from 2001 to 2003 and 2008 to 2010 and has given generous time to various charitable organizations such as The City of Hope. Steven B. McKeever received his B.S. from the University of Illinois at Urbana Champaign and received his J.D. from Harvard Law School. The Fund believes that Steven B. McKeever’s diversity of experiences, in particular his small business and entrepreneurial experience, provides the Board of Trustees with unique insight and expertise into the management of small and middle-market companies.

Eric B. Siegel, 68, has served as a trustee of the Fund since September 2022 and has served as the lead independent trustee of the Board of Trustees since 2022. Eric B. Siegel currently serves on the audit committee and the nominating and governance committee. Eric B. Siegel is a director of Ares Capital Corporation, is the lead independent director of its board of directors and is a member of its audit committee and its nominating and governance committee. Since 2005, Eric B. Siegel has served as Special Advisor to the Chairman of the Milwaukee Brewers Baseball Club and a member of the Club’s Board of Advisors. Eric B. Siegel is also a member of the finance committee of the Marlborough School. Eric B. Siegel is also a past member of the boards of directors of a number of public and private companies, including Kerzner International Ltd. and El Paso Electric Company. Eric B. Siegel is a retired limited partner of Apollo Advisors, L.P. and Lion Advisors, L.P., private investment management firms. Eric B. Siegel is a member of the board of directors of the Friends of the Los Angeles Saban Free Clinic and a past member of the board of trustees of the Marlborough School. Eric B. Siegel graduated summa cum laude with a B.A. in History from the University of California, Los Angeles, a member of Phi Beta Kappa and received his J.D. from the University of California, Los Angeles School of Law where he was elected to The Order of the Coif. The Fund believes that Eric B. Siegel’s experience practicing as a corporate lawyer provides valuable insight to the Board of Trustees on regulatory and risk management issues and his experience as a partner in investment firms and over 30 years of experience serving as a director for both public and private companies provide industry specific knowledge and expertise to the Board of Trustees.

Interested Trustees

R. Kipp deVeer, 53, has served as an interested trustee and Chairperson of the Board of Trustees of the Fund since September 2022. R. Kipp deVeer joined Ares in May 2004 and currently serves as a Director, Partner and Co-President of Ares Management Corporation and previously served as Head of the Ares Credit Group until February 2025. He is a Co-Chair of the Ares Operating Committee. R. Kipp deVeer may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. R. Kipp deVeer is a member of a number of Ares investment committees. R. Kipp deVeer is also Executive Vice President and a director of Ares Capital Corporation. R. Kipp deVeer previously served as Chief Executive Officer of Ares Capital Corporation from July 2014 to April 2025 and as President of Ares Capital Corporation from May 2013 to July 2014. Prior to joining Ares, R. Kipp deVeer was a partner at RBC Capital Partners, a division of Royal Bank of Canada, which led the firm’s middle market financing and principal investment business. Earlier in his career, R. Kipp deVeer worked in various roles at Indosuez Capital and J.P. Morgan and Co. R. Kipp deVeer serves on the Boston College Board of Regents and the Board of Advisors at the Yale Jackson School of Global Affairs. R. Kipp deVeer received a B.A. from Yale University and an M.B.A. from Stanford University’s Graduate School of Business. The Fund believes that R. Kipp deVeer’s depth of experience in investment management, leveraged finance and financial services, as well as his intimate knowledge of our business and operations, gives the Board valuable industry specific knowledge and expertise on these and other matters. R. Kipp deVeer is an interested trustee because he is a Partner and Co-President of Ares Management, is an interested director of and the Executive Vice President of Ares Capital Corporation and serves on the Board of Directors of Ares.

Mitchell Goldstein, 59, has served as an interested trustee and Co-Chief Executive Officer of the Fund since September 2022. Mitchell Goldstein is a Partner in and Co-Head of the Ares Credit Group and serves on the Ares Operating Committee. Mitchell Goldstein also serves as a director and Co-Chairperson of the Board of Directors of Ares Capital Corporation. Mitchell Goldstein is also Vice President and interested trustee of CION Ares Diversified Credit Fund. He also serves on the Board of Managers of IHAM GP. Mitchell Goldstein is a member of the ASIF Investment Committee, the Ares Credit Group’s USDL, Commercial Finance and Pathfinder Investment Committees, the Ivy Hill Asset Management Investment Committee, the Ares Infrastructure Debt Investment Committee and the Ares Asia Direct Lending (Australia) Investment Committee. Mitchell Goldstein may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares Management in May 2005, Mitchell Goldstein worked at Credit Suisse First Boston (“CSFB”), where he was a Managing Director in the Financial Sponsors Group. At CSFB, Mitchell Goldstein was responsible for providing investment banking services to private equity funds and hedge funds with a focus on mergers and acquisitions and restructurings as well as capital raisings, including high yield, bank debt, mezzanine debt, and IPOs. Mitchell Goldstein joined CSFB in 2000 at the completion of the merger with Donaldson, Lufkin & Jenrette. From 1998 to 2000, Mitchell Goldstein was at Indosuez Capital, where he was a member of the Investment Committee and a Principal, responsible for originating, structuring and executing leveraged transactions across a broad range of products and asset classes. From 1993 to 1998, Mitchell Goldstein worked at Bankers Trust. Mitchell Goldstein graduated summa cum laude from the State University of New York at Binghamton with a B.S. in Accounting, received an M.B.A. from Columbia University’s Graduate School of Business. The Fund believes that Mitchell Goldstein’s depth of experience in investment management, leveraged finance and financial services, as well as his intimate knowledge of our business and operations, gives the Board of Trustees valuable industry specific knowledge and expertise on these and other matters. Mitchell Goldstein is an interested trustee because he is the Co-Chief Executive Officer of the Fund, a Partner in and Co-Head of the Ares Credit Group, an interested director and Co-Chairperson of the Board of Directors of Ares Capital Corporation, Vice President and interested trustee of CION Ares Diversified Credit Fund and serves on the ASIF Investment Committee.

Michael L. Smith, 55, has served as an interested trustee and Co-Chief Executive Officer of the Fund since September 2022. Michael L. Smith is a Partner in and Co-Head of the Ares Credit Group and also serves on the Ares Operating Committee. Michael L. Smith also serves as a director and Co-Chairperson of the Board of Directors of Ares Capital Corporation and as a Vice President of CION Ares Diversified Credit Fund. He serves on the Board of Managers of IHAM GP. Michael L. Smith previously served as Co-President of Ares Capital Corporation from July 2014 to October 2022. Michael L. Smith is a member of the ASIF Investment Committee, the Ares Credit Group’s USDL, Opportunistic Credit and Commercial Finance Investment Committees, the Ares Secondaries Group’s Private Equity Investment Committee and the Ares Infrastructure Group’s Infrastructure Opportunities, Climate Infrastructure Partners and Infrastructure Debt Investment Committees. Michael L. Smith may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares in 2004, Michael L. Smith was a Partner at RBC Capital Partners, a division of Royal Bank of Canada, which led the firm’s middle market financing and principal investment business. Previously, Michael L. Smith worked at Indosuez Capital in their Merchant Banking Group, Kenter, Glastris & Company, and at Salomon Brothers Inc, in their Debt Capital Markets

Group and Financial Institutions Group. Michael L. Smith serves on the board of directors of the University of Notre Dame’s Wilson Sheehan Lab for Economic Opportunity (LEO), which helps service providers apply scientific evaluation methods to better understand and share effective poverty interventions. Michael L. Smith received a B.S. in Business Administration from the University of Notre Dame and a Master’s Degree in Management from Northwestern University’s Kellogg Graduate School of Management. The Fund believes that Michael L. Smith’s depth of experience in investment management, leveraged finance and financial services, as well as his intimate knowledge of our business and operations, gives the Board of Trustees valuable industry specific knowledge and expertise on these and other matters. Michael L. Smith is an interested trustee because he is the Co-Chief Executive Officer of the Fund, a Partner in and Co-Head of the Ares Credit Group, an interested director and Co-Chairperson of the Board of Directors of Ares Capital Corporation, Vice President of CION Ares Diversified Credit Fund and serves on the ASIF Investment Committee.

Executive Officers and Certain Other Officers Who are not Trustees

Paul Cho, 43, has served as Chief Accounting Officer of the Fund since February 2024. Paul Cho is a Managing Director and Chief Accounting Officer in the Ares Finance and Accounting Department. Paul Cho is the Chief Accounting Officer of Ares Capital Corporation. He also serves as Vice President of CION Ares Diversified Credit Fund, Vice President of Ares Dynamic Credit Allocation Fund, Inc. and Co-Chief Accounting Officer of Ares SME Opps. He may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares in 2008, Paul Cho was at Macias Gini & O’Connell LLP, where he focused on audits of state and local government entities. Paul Cho holds a B.A. from the University of California, Berkeley in Economics.

Ian Fitzgerald, 50, has served as General Counsel and Secretary of the Fund since September 2025. Ian Fitzgerald is a Managing Director and Deputy General Counsel (Credit) in the Ares Legal and Compliance Group. Ian Fitzgerald is the General Counsel, Vice President and Secretary of Ares Capital Corporation, General Counsel and Corporate Secretary of Ares Dynamic Credit Allocation Fund, Inc., General Counsel and Corporate Secretary of CION Ares Diversified Credit Fund, Vice President and Assistant Secretary of Ivy Hill Asset Management, L.P. (“IHAM”) and Vice President and Assistant Secretary of IHAM GP. He may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares in 2010, Ian Fitzgerald was an Associate in the Corporate Group at the law firm of Latham & Watkins LLP, where he focused on corporate finance and general corporate securities law matters. Ian Fitzgerald holds a B.S.B.A. from Bucknell University in Accounting and a J.D., cum laude, from the University of Texas at Austin.

Angela Lee, 39, has served as Vice President and Assistant Treasurer of the Fund since February 2024. Angela Lee is a Managing Director of the Capital Solutions Group in the Ares Finance and Accounting Department. Angela Lee is Vice President and Assistant Treasurer of Ares Capital Corporation. She also serves as a Vice President of CION Ares Diversified Credit Fund and a Vice President of Ares Dynamic Credit Allocation Fund, Inc. She may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares in 2010, Angela Lee was a Senior Associate at KPMG LLP, where she focused on audits of financial institutions and banks. Angela Lee holds a B.A. from the University of California, Los Angeles in Applied Mathematics with a concentration in Management and Accounting.

Scott C. Lem, 48, has served as Chief Financial Officer and Treasurer of the Fund since September 2022. Scott C. Lem is a Partner and Chief Financial Officer of the Public Credit Funds in the Ares Finance and Accounting Department. Scott C. Lem is Chief Financial Officer and Treasurer of Ares Capital Corporation. Scott C. Lem previously served as Chief Accounting Officer and Vice President of Ares Capital Corporation from May 2013 to February 2024 and as Assistant Treasurer of Ares Capital Corporation from May 2009 to May 2013. Scott C. Lem currently serves on the Board of Managers of IHAM GP. Scott C. Lem also currently serves as Chief Financial Officer and Treasurer of Ares Dynamic Credit Allocation Fund, Inc., Chief Financial Officer and Treasurer of CION Ares Diversified Credit Fund and Chief Financial Officer and Treasurer of Ares SME Opps. From July 2003 to December 2008, Scott C. Lem served as Controller of Ares Management. He may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares in July 2003, Scott C. Lem was with Ernst & Young LLP and Arthur Andersen LLP, most recently as a Senior Associate conducting audits for clients across several industries including entertainment, hospitality and real estate. Scott C. Lem graduated summa cum laude with a B.S. in Accounting from the University of Southern California’s Leventhal School of Accounting and summa cum laude with a B.S. in Business Administration from the University of Southern California’s Marshall School of Business. Scott C. Lem has also received an M.B.A. in Finance from UCLA’s Anderson School of Management. Scott C. Lem is a Certified Public Accountant (Inactive).

Jana Markowicz, 45, has served as Chief Operating Officer of the Fund since January 2023 and is a member of the ASIF Investment Committee. Jana Markowicz is a Partner and Chief Operating Officer for U.S. Direct Lending in the Ares Credit Group. She also serves as the Chief Operating Officer of Ares Capital Corporation and as Chief Operating Officer of Ares SME Opps. She may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares in 2005, Jana Markowicz was an Analyst in the Leveraged Finance Group at Citigroup, formerly Salomon Smith Barney, where she focused on financings for companies across a broad range of industries. Jana Markowicz holds a B.S. from the University of Pennsylvania in Engineering, with a concentration in Economic and Financial Systems.

Jim Miller, 49, has served as President of the Fund since January 2023 and is a member of the ASIF Investment Committee. Jim Miller serves as a Partner, Portfolio Manager and Co-Head of U.S. Direct Lending in the Ares Credit Group. Jim Miller currently serves as Co-President of Ares Capital Corporation and as Director and Chairman and Co-President of Ares SME Opps. Additionally, Jim Miller serves as a member of the Ares Credit Group’s USDL and Opportunistic Credit Investment Committees. He also serves on the Ares Sports, Media and Entertainment Investment Committee and acts as a co-lead for the strategy. He may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares in 2006, Jim Miller was a Vice President at Silver Point Capital, where he focused on building its sponsor finance business, which led the firm’s middle market financing and principal investing. Previously, Jim Miller was a Vice President at GE Capital, where he was responsible for a variety of investing and investment banking services to private equity funds including high yield, bank debt, mezzanine debt and rescue financing. Jim Miller holds a B.A. from Fairfield University in Economics and an M.B.A. from Columbia University’s Graduate School of Business.

Lisa Morgan, 50, has served as Chief Compliance Officer of the Fund since September 2022. Lisa Morgan is a Partner and Head of Regulated Funds Compliance in the Ares Legal and Compliance Group. Lisa Morgan also serves as the Chief Compliance Officer of Ares Capital Corporation, Ares Dynamic Credit Allocation Fund, Inc., CION Ares Diversified Credit Fund, Ares Private Markets Fund and Ares Core Infrastructure Fund. She may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares in 2017, Lisa Morgan was a Partner in the Business Practices Group at Eversheds Sutherland, where she focused on the formation, regulation and operation of public and private funds, including BDCs. Lisa Morgan began her legal career at Eversheds Sutherland in 2003. Lisa Morgan holds a B.A. from Providence College in Sociology and Spanish, and a J.D. from the University of North Carolina at Chapel Hill.

Naseem Sagati Aghili, 44, has served as Vice President of the Fund since September 2022. She joined Ares Management in 2009 and is Partner, General Counsel and Corporate Secretary of Ares. Naseem Sagati Aghili serves on the Ares Operating Committee and the Ares Enterprise Risk Committee. In her role as General Counsel, she oversees Ares’ global Legal & Compliance department. She also serves as Chief Legal Officer, Vice President and Assistant Secretary of Ares Private Markets Fund, and as Vice President of Ares Capital Corporation, Ares Dynamic Credit Allocation Fund, Inc., CION Ares Diversified Credit Fund and Ares Core Infrastructure Fund. She may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to being named as General Counsel of Ares in 2020, Naseem Sagati Aghili served in a variety of roles at Ares, including most recently Co-General Counsel and General Counsel, Private Equity. Prior to joining Ares in 2009, Naseem Sagati Aghili was with Proskauer Rose LLP, where she focused on mergers and acquisitions, securities offerings and general corporate matters. Naseem Sagati Aghili holds a B.A. from the University of California Berkeley in Political Economy of Industrial Societies and a J.D. from the University of Southern California Gould School of Law.

Communications with Trustees

Shareholders and other interested parties may contact any member (or all members) of the Board of Trustees by mail. To communicate with the Board of Trustees, any individual Trustees or any group or committee of Trustees, correspondence should be addressed to the Board of Trustees or any such individual Trustees or group or committee of Trustees by either name or title. All such correspondence should be sent c/o Ares Strategic Income Fund, 245 Park Avenue, 44th Floor, New York, New York 10167, Attention: Chief Compliance Officer.

Meetings and Committees of the Board of Trustees

During 2025, our Board of Trustees held eight formal meetings. Our Board of Trustees currently has three committees: an audit committee, a nominating and governance committee and a co-investment committee. We do not have a compensation committee because our executive officers do not receive any direct compensation from us. Under our bylaws, the Fund will hold an annual meeting of shareholders for such business to be properly considered at such meeting. During 2025, the co-investment committee held seven formal meetings, the audit committee held five formal meetings and the nominating and governance committee held one formal meeting.

Audit Committee. The audit committee operates pursuant to a charter approved by our Board of Trustees. The charter sets forth the responsibilities of the audit committee. The primary function of the audit committee is to serve as an independent and objective party to assist the Board of Trustees in selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefore), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The audit committee is presently composed of Sandra R. Anceleitz, Eric B. Siegel and Ann Torre Bates, each of whom is considered independent for purposes of the Investment Company Act. Ann Torre Bates serves as the chair of the Audit Committee. Our Board of Trustees has determined that Sandra R. Anceleitz and Ann Torre Bates each qualify as an “audit committee financial expert” as defined in Item 407 of Regulation S-K under the Exchange Act. Each of the members of the audit committee meet the independence requirements of Rule 10A-3 of the Exchange Act and, in addition, is not an “interested person” of the Fund or of our investment adviser as defined in Section 2(a)(19) of the Investment Company Act.

A copy of the charter of the Audit Committee is available in print to any common shareholder who requests it and it is also available on the Fund’s website at https://www.areswms.com/solutions/asif/. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

Nominating and Governance Committee. The nominating and governance committee operates pursuant to a charter approved by our Board of Trustees. The charter sets forth the responsibilities of the nominating and governance committee, including making nominations for the appointment or election of independent Trustees. The nominating and governance committee consists of Eric B. Siegel, Steven B. McKeever and Sandra R. Anceleitz, each of whom is considered independent for purposes of the Investment Company Act. Steven B. McKeever serves as the chair of the Nominating and Governance Committee.

The Nominating and Governance Committee will consider nominees to the Board of Trustees recommended by a shareholder, if such shareholder complies with the advance notice provisions of our bylaws. Our bylaws provide that a shareholder who wishes to nominate a person for election as a Trustee at a meeting of shareholders must deliver written notice to our Corporate Secretary. This notice must contain, as to each nominee, all of the information relating to such person as would be required to be disclosed in a proxy statement meeting the requirements of Regulation 14A under the Exchange Act, and certain other information set forth in the bylaws. In order to be eligible to be a nominee for election as a Trustee by a shareholder, such potential nominee must deliver to our Corporate Secretary a written questionnaire providing the requested information about the background and qualifications of such person and a written representation and agreement that such person is not and will not become a party to any voting agreements, any agreement or understanding with any person with respect to any compensation or indemnification in connection with service on the Board of Trustees, and would be in compliance with all of our publicly disclosed corporate governance, conflict of interest, confidentiality and share ownership and trading policies and guidelines.

A copy of charter of the Nominating and Governance Committee is available in print to any common shareholder who requests it, and it is also available on the Fund’s website at https://www.areswms.com/solutions/asif/. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

Co-Investment Committee. The co-investment committee consists of Eric B. Siegel, Ann Torre Bates, Steven B. McKeever and Sandra R. Anceleitz, each of whom is independent for purposes of the Investment Company Act. The co-investment committee is primarily responsible for reviewing and making required findings in respect of certain co-investment transactions pursuant to the Co-Investment Exemptive Order.

Compensation of Trustees

Our Trustees who do not also serve in an executive officer capacity for us or our investment adviser are entitled to receive annual cash retainer fees, fees for participating in the board and committee meetings and annual fees for serving as a committee chairperson, determined based on our net assets as of the end of each fiscal quarter. These Trustees are Eric B. Siegel, Ann Torre Bates, Steven B. McKeever and Sandra R. Anceleitz. Amounts payable under the arrangement are determined and paid quarterly in arrears as follows:

Committee Meeting
Attendance Fee
			Annual Committee Chair Cash Retainer		(Audit, Nominating
	Board	Lead Independent		Nominating and	and Governance,
Annual Cash Retainer	Meeting Fee	Trustee	Audit	Governance	and Co-Investment)
Variable*	$2,500	$25,000	$10,000	$5,000	$1,000
*

$50,000, while the Fund’s NAV is less than $1.0 billion, $75,000, while the Fund’s NAV is more than $1.0 billion but less than $2.0 billion or $100,000, while the Fund’s NAV is more than $2.0 billion. For the fiscal year ended December 31, 2025, the annual cash retainer was $100,000.

We also reimburse each of the Trustees for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.

We will not pay compensation to our Trustees who also serve in an executive officer capacity for us or our investment adviser.

Staffing

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees or affiliates of our investment adviser, Ares Capital Management, and our administrator, Ares Operations, each of which is a subsidiary of Ares Management, pursuant to the terms of our investment advisory and management agreement and our administration agreement, respectively, each as described below. Each of our executive officers is an employee or affiliate of our investment adviser or our administrator. Our day-to-day investment activities are managed by our investment adviser. Most of the services necessary for the origination of our investment portfolio are provided by investment professionals employed by Ares Capital Management. Ares Capital Management had approximately 230 U.S.-based investment professionals as of December 31, 2025 who focus on origination, transaction development, investment and the ongoing monitoring of our investments. We reimburse both our investment adviser and our administrator for a certain portion of expenses incurred in connection with such staffing, as described in more detail below. Because we have no employees, we do not have a formal employee relations policy.

Compensation of Officers

None of our officers receive direct compensation from us. Each of the Fund’s executive officers is an employee or affiliate of the Fund’s investment adviser or the Fund’s administrator, as applicable. The Fund reimburses the administrator for its allocable portion of expenses incurred by it in performing its obligations under the administration agreement, including its allocable portion of the cost of certain of the Fund’s officers (including its chief compliance officer, chief financial officer, chief accounting officer, general counsel, secretary, treasurer and assistant treasurer) and their respective staffs, but not investment professionals.

Board of Trustees Leadership Structure

The Board of Trustees monitors and performs an overall supervision role with respect to the business and affairs of the Fund, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of service providers to the Fund. Among other things, the Board of Trustees approves the appointment of the investment adviser, administrator and officers, reviews and monitors the services and activities performed by the investment adviser, administrator and officers and approves the engagement, and reviews the performance of, the Fund’s independent registered public accounting firm.

Under our bylaws, the Board of Trustees may designate a chairperson to preside over the meetings of the Board of Trustees and meetings of the shareholders and to perform such other duties as may be assigned to them by the Board of Trustees. The Board of Trustees has appointed R. Kipp deVeer to serve in the role of chairperson of the Board of Trustees. The Fund does not have a fixed policy as to whether the Chair of the Board of Trustees should be an independent Trustee and believes that its flexibility to select its chairperson and reorganize its leadership structure from time to time is in the best interests of the Fund and its shareholders.

The independent Trustees have designated a lead independent Trustee whose duties include, among other things, chairing executive sessions of the independent Trustees, acting as a liaison between the independent Trustees and the chairperson of the Board of Trustees and between the independent Trustees and officers of the Fund and the investment adviser, facilitating communication among the independent Trustees and the Fund’s counsel, reviewing and commenting on Board of Trustees and committee meeting agendas and calling additional meetings of the independent Trustees as appropriate. In September 2022, the Board of Trustees designated and appointed Eric B. Siegel as the lead independent Trustee and Eric B. Siegel has served as lead independent Trustee since that time.

The Fund believes that board leadership structures must be evaluated on a case-by-case basis and that the foregoing board leadership structure is appropriate at this time. In addition, the Fund believes that the foregoing governance structure, when combined with the functioning of the independent Trustee component of the Board of Trustees and the Fund’s overall corporate governance structure, strikes an appropriate balance between strong and consistent leadership and independent oversight of the Fund’s business and affairs. The Fund’s corporate governance practices include regular meetings of the independent Trustees in executive session without the presence of interested Trustees. However, the Fund continually re-examines its corporate governance policies on an ongoing basis to ensure that they continue to meet the Fund’s needs.

Board of Trustees’ Role in Risk Oversight

The Board of Trustees performs its risk oversight function and fulfills its risk oversight responsibilities primarily (1) through its three standing committees, which report to the entire Board of Trustees and are comprised solely of independent Trustees, (2) by working with the Fund’s Chief Compliance Officer to monitor risk in accordance with the Fund’s compliance policies and procedures, and (3) by reviewing risk management processes throughout the year and requesting periodic reports from the Fund’s investment adviser regarding risk management, including reports on cybersecurity.

As described above in more detail under “Audit Committee” and “Nominating and Governance Committee,” the audit committee and the nominating and governance committee assist the Board of Trustees in performing its risk oversight function and fulfilling its risk oversight responsibilities, each of which is comprised solely of independent Trustees. The audit committee’s risk oversight responsibilities include overseeing the Fund’s accounting and financial reporting processes, assisting the Board of Trustees in fulfilling the Board of Trustees’ oversight responsibilities relating to the Fund’s systems of internal controls over financial reporting, audits of the Fund’s consolidated financial statements and disclosure controls and procedures, overseeing the investment adviser’s determination of fair value of securities that are not publicly traded or for which current market values are not readily available, and discussing with management the Fund’s major risk exposures, including financial risk exposures and cybersecurity risks, and the steps management has taken to monitor and control such exposures, including the Fund’s risk assessment and risk management policies. The nominating and governance committee’s risk oversight responsibilities include developing, reviewing and updating certain policies regarding the nomination of trustees, identifying, evaluating and nominating trustees to fill vacancies on the Board of Trustees or to stand for election by the Fund’s shareholders, reviewing the Fund’s policies relating to corporate governance, and overseeing the evaluation of the Board of Trustees and its committees.

The Board of Trustees also performs its risk oversight function and fulfills its risk oversight responsibilities by working with the Fund’s Chief Compliance Officer to monitor risk in accordance with the Fund’s policies and procedures. The Chief Compliance Officer prepares a written report annually discussing the adequacy and effectiveness of the compliance policies and procedures of the Fund and certain of its service providers. The Chief Compliance Officer’s report, which is reviewed by and discussed with the Board of Trustees, addresses at a minimum (1) the operation of the compliance policies and procedures of the Fund and certain of its service providers since the last report; (2) any material changes to such policies and procedures since the last report; (3) any recommendations for material changes to such policies and procedures as a result of the Chief Compliance Officer’s annual review; and (4) any compliance matter that has occurred since the date of the last report about which the Board of Trustees would reasonably need to know to oversee the Fund’s compliance activities and risks. In addition, the Chief Compliance Officer reports to the Board of Trustees on a quarterly basis with respect to material compliance matters and meets separately in executive session with the independent Trustees periodically, but in no event less than once each year.

The Fund believes that the Board of Trustees’ role in risk oversight is effective and appropriate given the extensive regulation to which it is already subject as a BDC. Specifically, as a BDC the Fund must comply with certain regulatory requirements and restrictions that control the levels of risk in its business and operations. For example, the Fund’s ability to incur indebtedness is limited such that its asset coverage must equal at least 150% (or 200% if certain requirements under the Investment Company Act are not met) immediately after each time it incurs indebtedness, the Fund generally has to invest at least 70% of its total assets in “qualifying assets” and, subject to certain exceptions, the Fund is subject to restrictions on its ability to engage in transactions with Ares and its affiliates. In addition, the Fund has elected to be treated as a RIC under the Code. As a RIC the Fund must, among other things, meet certain source of income and asset diversification requirements.

The Fund believes that the extent of the Board of Trustees’ (and its committees’) role in risk oversight complements the Board of Trustees’ leadership structure because it allows the Fund’s independent Trustees, through the three fully independent Board of Trustees committees, a lead independent Trustee, executive sessions with each of the Fund’s Chief Compliance Officer, the Fund’s independent registered public accounting firm and IVPs, and otherwise, to exercise oversight of risk without any conflict that might discourage critical review.

The Fund believes that board roles in risk oversight must be evaluated on a case-by-case basis and that the Board of Trustees’ existing role in risk oversight is appropriate. However, the Board of Trustees re-examines the manner in which it administers its risk oversight function on an ongoing basis to ensure that it continues to meet the Fund’s needs.

PORTFOLIO MANAGEMENT

The following individuals function as our portfolio managers (the “portfolio managers”) and are jointly and primarily responsible for the day-to-day management of our portfolio.

Name	Position	Length of Service with Ares (years)	Principal Occupation(s) During Past 5 Years
Mitchell Goldstein	Trustee and Co-Chief Executive Officer of the Fund; Partner in and Co-Head of the Ares Credit Group	20

Since September 2022, Mitchell Goldstein has served as an interested trustee of the Fund and a Co-Chief Executive Officer of the Fund. Mitchell Goldstein is an interested director and Co-Chairperson of the Board of Directors of Ares Capital Corporation. Mitchell Goldstein is a Partner in and Co-Head of the Ares Credit Group. Mitchell Goldstein serves on the Ares Operating Committee. Mitchell Goldstein is also Vice President and interested trustee of CION Ares Diversified Credit Fund. Mitchell Goldstein serves on the Ares Operating Committee. Mitchell Goldstein serves on the Board of Managers of IHAM GP. Mitchell Goldstein is a member of the investment adviser’s ASIF Investment Committee, the Ares Credit Group’s USDL, Commercial Finance and Pathfinder Investment Committees, the Ivy Hill Asset Management Investment Committee, the Ares Infrastructure Debt Investment Committee and the Ares Asia Direct Lending (Australia) Investment Committee.

Michael L. Smith	Trustee and Co-Chief Executive Officer of the Fund; Partner in and Co-Head of the Ares Credit Group	21

Since September 2022, Michael L. Smith has served as an interested trustee of the Fund and a Co-Chief Executive Officer of the Fund. Michael L. Smith is an interested director and Co-Chairperson of the Board of Directors of Ares Capital Corporation. Michael L. Smith is a Partner in and Co-Head of the Ares Credit Group and Vice President of CION Ares Diversified Credit Fund and serves on the Ares Operating Committee. Michael L. Smith also serves on the Board of Managers of IHAM GP. Michael L. Smith is a member of the ASIF Investment Committee, Ares Credit Group’s USDL, Opportunistic Credit and Commercial Finance Investment Committees, the Ivy Hill Asset Management Investment Committee, the Ares Secondaries Group’s Private Equity Investment Committee and the Ares Infrastructure Group’s Infrastructure Opportunities, Climate Infrastructure Partners and Infrastructure Debt Investment Committees.

Each of the portfolio managers is responsible for deal origination, execution and portfolio management. In addition to their deal origination, execution and portfolio management responsibilities, Mitchell Goldstein and Michael L. Smith also spend portions of their time on corporate and administrative activities in their capacities as Co-Chief Executive Officers of the Fund and as Partners and Co-Heads of the Ares Credit Group. Each of the portfolio managers receive a compensation package that includes some combination of fixed draw and variable incentive compensation based on our performance. None of the portfolio managers receives any direct compensation from us. See “Portfolio Management — Other Accounts Managed by Portfolio Managers” and “Risk Factors — Risks Relating to Our Business and Structure — There are significant potential conflicts of interest that could impact our investment returns.”

The following table sets forth the dollar range of our equity securities and the number of shares beneficially owned by each of the portfolio managers described above as of December 31, 2025.

Aggregate Dollar Range of
Equity Securities
in Ares Strategic Income
Name	Fund(1)
Mitchell Goldstein	Over $1,000,000
Michael L. Smith	None.
(1)	Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000, or over $1,000,000.

Other Accounts Managed by Portfolio Managers

The portfolio managers primarily responsible for the day-to-day management of the Fund also manage other registered investment companies and business development companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of December 31, 2025: (i) the number of other registered investment companies and business development companies (not including the Fund), other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.

			Number of	Assets
			Accounts	Subject to a
		Assets of	Subject to a	Performance
	Number of	Accounts	Performance	Fee
Type of Account	Accounts	(in millions)	Fee	(in millions)
Mitchell Goldstein
Registered investment companies/Business development companies	2	$44,632	2	$44,632
Other pooled investment vehicles	5	$48,656	5	$48,656
Other accounts	39	$31,322	20	$19,672

			Number of	Assets
			Accounts	Subject to a
		Assets of	Subject to a	Performance
	Number of	Accounts	Performance	Fee
Type of Account	Accounts	(in millions)	Fee	(in millions)
Michael L. Smith
Registered investment companies/Business development companies	2	$44,632	2	$44,632
Other pooled investment vehicles	3	$10,615	3	$10,615
Other accounts	3	$1,814	3	$1,814

Our Investment Adviser

Investment Committee

The Fund is primarily the responsibility of two portfolio managers, Mitchell Goldstein and Michael L. Smith. The Fund is also supported by six additional members of the ASIF Investment Committee. All of the ASIF Investment Committee members have ownership and financial interests in, and may receive compensation and/or profit distributions from, our investment adviser. None of the ASIF Investment Committee members receive any direct compensation from us. See “Control Persons and Principal Shareholders” for additional information about equity interests held by certain of these individuals.

Below is biographical information relating to the members of the ASIF Investment Committee, other than Mitchell Goldstein, Jana Markowicz, Jim Miller and Michael L. Smith. For biographical information relating to Mitchell Goldstein, Jana Markowicz, Jim Miller and Michael L. Smith, please see “Management — Biographical Information.”

Kevin Alexander, 50, serves as a Partner in the Ares Credit Group and Co-Head of Alternative Credit, and is a member of the ASIF Investment Committee. Additionally, he serves as a member of the Ares Credit Group’s Alternative Credit and Pathfinder Investment Committees, the Ares Secondaries Group’s Credit Investment Committee and the Ares Insurance Solutions Investment Committee. Kevin Alexander may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares in 2019, Kevin Alexander was Deputy CEO and Head of Global Market, Americas at Natixis CIB. Previously, he worked at Deutsche Bank within the Interest Rate Derivatives Group. Kevin Alexander began his career as an Economic Analyst at the New York Federal Reserve Bank. He holds a B.S. from Washington and Lee University in Business Administration and Accounting and an M.A. from Fordham University in Economics.

Samantha Milner, 47, serves as a Partner and U.S. Liquid Credit Portfolio Manager in the Ares Credit Group, where she is primarily responsible for managing Ares’ U.S. bank loan credit strategies, and is a member of the ASIF Investment Committee. Samantha Milner serves as a Vice President and one of four Portfolio Managers for Ares Dynamic Credit Allocation Fund, Inc. and as Vice President and Portfolio Manager of CION Ares Diversified Credit Fund. Additionally, she serves as a member of the Ares Credit Group’s U.S. Liquid Credit Investment Committee. Samantha Milner may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares in 2004, Samantha Milner was an Associate in the Financial Restructuring Group at Houlihan Lokey Howard & Zukin, where she focused on providing advisory services in connection with restructurings, distressed mergers and acquisitions and private placements. Samantha Milner serves on the Board of Directors of STEAM:CODERS, a not-for-profit organization focused on underrepresented and underserved students through Science, Technology, Engineering, Art, and Math (STEAM), in preparation for academic and career opportunities. Samantha Milner holds a B.B.A., with distinction, from Emory University’s Goizueta Business School in Finance and Accounting.

Aaron Rosen, 45, serves as a Partner, Co-Head of Opportunistic Credit and Co-Portfolio Manager of Special Opportunities in the Ares Credit Group, where he focuses on investing across the various Ares fund platforms in the public and private markets, and is a member of the ASIF Investment Committee. Aaron Rosen serves as a member of the Ares Credit Group’s Opportunistic Credit Investment Committee and the Ares Private Equity Group’s Corporate Opportunities Investment Committee. Aaron Rosen may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares in 2018, Aaron Rosen was a Partner and Director of Research at Archview Investment Group, where he focused on credit and equity investments in the U.S. and internationally. Prior to Archview, Aaron Rosen was a Vice President at Citigroup, where he was a founding member of the Citibank Global Special Situations Group focused on U.S. credit and value equity investment strategies. In addition, Aaron Rosen was a member of Citigroup’s Asset-Based Finance group, where he focused on structuring senior secured debt financings for non-investment grade corporate borrowers. He currently serves as Chairman of the board of directors of Savers Value Village, Inc. and serves on the boards of directors for the parent entities of Virgin Voyages Intermediate Limited, Consolidated Precision Products Corp., Hornbeck Offshore Services, Inc., TriMark USA, LLC and WHP Global. Aaron Rosen holds a B.S., summa cum laude, from New York University’s Stern School of Business in Finance and Information Systems where he received the Valedictorian Award.

Michael Schechter, 45, serves as a Partner and Head of Credit Trading in the Ares Credit Group, where he oversees trading of all bank loans, high yield and related credit instruments in the United States and Europe, and is a member of the ASIF Investment Committee. Michael Schechter serves as a member of the Ares Credit Group’s U.S. Liquid Credit Investment Committee. Michael Schechter may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares in 2019, Michael Schechter was a Managing Director in leveraged loan trading at Morgan Stanley, where he focused on performing and stressed bank debt. Previously, Michael Schechter was a Managing Director and Co-Head of Loan Trading at Citi, where he focused on performing and stressed bank debt and high yield bond trading. Additionally, Michael Schechter was an Associate in Citi’s Leveraged Finance Group. Michael Schechter holds a B.S, with honors, from Lehigh University in Business and Economics with a concentration in Finance.

INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT AND ADMINISTRATION AGREEMENT

Ares Capital Management serves as our investment adviser and is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our Board of Trustees and in accordance with the Investment Company Act, our investment adviser manages our day-to-day operations and provides investment advisory services to us.

Management Services

Ares Capital Management provides management services to us pursuant to the investment advisory and management agreement. Under the terms of the investment advisory and management agreement, our investment adviser:

●	determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;
●	identifies, evaluates and negotiates the structure of the investments we make;
●	closes and monitors our investments;
●	determines the securities and other assets that we will purchase, retain or sell;
●	performs due diligence on prospective and existing portfolio companies; and
●	provides us with such other investment advisory, research and related services as we may, from time to time reasonably require, which may include, among other things, the determination of the fair value of debt and equity securities that are not publicly traded or whose market prices are not readily available, subject to the overall supervision of our Board of Trustees. Our investment adviser’s services to us under the investment advisory and management agreement are not exclusive, and it is free to furnish similar services to other entities. Similarly, our investment adviser or its affiliates may directly or indirectly manage funds or other investment vehicles with an investment objective similar to ours, including other Ares funds such as Ares Capital Corporation, a publicly traded BDC managed by our investment adviser. Accordingly, we may compete with these Ares funds or other investment vehicles managed by our investment adviser and its affiliates for capital and investment opportunities. Ares Capital Management endeavors to allocate investment opportunities in a fair and equitable manner, and in any event consistent with any fiduciary duties owed to us. Nevertheless, it is possible that we may not be given the opportunity to participate in certain investments made by investment funds or other investment vehicles managed by our investment adviser or its affiliates. See “Risk Factors — Risks Relating to Our Business and Structure — There are significant potential conflicts of interest that could impact our investment returns.”

Compensation of Our Investment Adviser

Pursuant to the investment advisory and management agreement and subject to the overall supervision of our Board of Trustees, our investment adviser provides investment advisory and management services to us. For providing these services, our investment adviser receives fees from us consisting of a base management fee and an incentive fee. The cost of both the base management fee and the incentive fee is ultimately borne by our shareholders.

Base Management Fee

The base management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month. For purposes of the investment advisory and management agreement, “net assets” means our total assets less liabilities, determined on a consolidated basis in accordance with GAAP.

Incentive Fee

The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of our income and a portion is based on a percentage of our capital gains, each as described below.

Income Based Fee

The portion of the incentive fee based on our income is based on pre-incentive fee net investment income, as defined in the investment advisory and management agreement, for the quarter. “Pre-incentive fee net investment income” means, as the context requires, either the dollar value of, or percentage rate of return on the value of our net assets in accordance with GAAP at the end of the immediately preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses accrued for the quarter (including the base management fee, expenses payable under the administration agreement entered into between us and our administrator, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee and any shareholder servicing and/or distribution fees).

Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as market or original issue discount, debt investments with PIK interest, preferred stock with PIK dividends and zero coupon securities), accrued income that we have not yet received in cash. Our investment adviser is not under any obligation to reimburse us for any part of the income based fee it receives that is based on accrued income that we never actually receive. Pre-incentive fee net investment income is not adjusted for incentive fee payments or any shareholder servicing and/or distribution fee payments by holders of Class S shares and Class D shares. Accordingly, pre-incentive fee net investment income may be calculated on higher amounts of income than we may ultimately realize and that may ultimately be distributed to common shareholders. See “Risk Factors — Risks Relating to Our Business and Structure — There are significant potential conflicts of interest that could impact our investment returns” and “Risk Factors —  Risks Relating to Our Business and Structure — We may be obligated to pay our investment adviser certain fees even if we incur a loss.”

Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from pre-incentive fee net investment income. Because of the structure of the income based fee, it is possible that we may pay such fees in a quarter where we incur a loss. For example, if we receive pre-incentive fee net investment income in excess of the hurdle rate for a quarter, we will pay the applicable income based fee even if we have incurred a loss in that quarter due to realized and/or unrealized losses.

Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding quarter, is compared to a “hurdle rate” of return of 1.25% per quarter (5.0% annualized). If market credit spreads rise, we may be able to invest our funds in debt instruments that provide for a higher return, which may increase our pre-incentive fee net investment income and make it easier for our investment adviser to surpass the fixed hurdle rate and receive an incentive fee based on such net investment income. To the extent we have retained pre-incentive fee net investment income that has been used to calculate the income based fee, it is also included in the amount of our total assets (other than cash and cash equivalents but including assets purchased with borrowed funds) used to calculate the base management fee.

We pay our investment adviser an income based fee quarterly in arrears with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

●	No incentive fee based on pre-incentive fee net investment income in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate of 1.25% per quarter (5.00% annualized);
●	100% of the dollar amount of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than a rate of return of 1.43% (5.72% annualized). This portion of the pre-incentive fee net investment income (which exceeds the hurdle rate but is less than 1.43%) is referred to as the “catch-up.” The “catch-up” is meant to provide our investment adviser with 12.5% of our pre-incentive fee net investment income as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and

●	12.5% of the dollar amount of our pre-incentive fee net investment income, if any, that exceeds a rate of return of 1.43% (5.72% annualized). This reflects that once the hurdle rate is reached and the catch-up is achieved, 12.5% of all pre-incentive fee net investment income thereafter are allocated to our investment adviser.

The following is a graphical representation of the calculation of the income based fee:

Quarterly Income Based Fee Based on Net Investment Income

Pre-incentive fee net investment income

(expressed as a percentage of the value of net assets)

Percentage of pre-incentive fee net investment income

allocated to incentive fee

These calculations are adjusted for any share issuances or repurchases during the quarter.

The fees that are payable under the investment advisory and management agreement will be appropriately prorated for any partial period and adjusted for any share issuances or repurchases during the relevant period.

Capital Gains Incentive Fee

The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each calendar year in arrears. The amount payable equals:

●	12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, as calculated in accordance with GAAP, less the aggregate amount of any previously paid capital gains incentive fee.

Notwithstanding the foregoing, if we are required by GAAP to record an investment at its fair value as of the time of acquisition instead of at the actual amount paid for such investment by us (including, for example, as a result of the application of the asset acquisition method of accounting), then solely for the purposes of calculating the capital gains incentive fee, the “accreted or amortized cost basis” of an investment shall be an amount (the “Contractual Cost Basis”) equal to (1) (x) the actual amount paid by us for such investment plus (y) any amounts recorded in our consolidated financial statements as required by GAAP that are attributable to the accretion of such investment plus (z) any other adjustments made to the cost basis included in our consolidated financial statements, including PIK interest or additional amounts funded (net of repayments) minus (2) any amounts recorded in our consolidated financial statements as required by GAAP that are attributable to the amortization of such investment, whether such calculated Contractual Cost Basis is higher or lower than the fair value of such investment (as determined in accordance with GAAP) at the time of acquisition.

Each year, the fee paid for the capital gains incentive fee is net of the aggregate amount of any previously paid capital gains incentive fee for all prior periods. In no event will the capital gains incentive fee payable pursuant to the investment advisory and management agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof. If the investment advisory and management agreement shall terminate as of a date that is not a calendar year end, the termination shall be treated as though it were a calendar year end for purposes of calculating and paying a capital gains incentive fee.

The fees that are payable under the investment advisory and management agreement will be appropriately prorated for any partial period and adjusted for any share issuances or repurchases during the relevant period. Since our inception on March 15, 2022 and as of December 31, 2025, we have incurred $322.9 million in fees under the investment advisory and management agreement, of which $3.8 million have been supported by our investment adviser pursuant to the Expense Support and Conditional Reimbursement

Agreement. Our investment adviser agreed not to seek recoupment of any base management fee and incentive fee from the commencement of operations through July 31, 2023.

Examples of Fee Quarterly Incentive Fee Calculation

Example 1 — Income Related Portion of Incentive Fee(1):

Assumptions

●	Hurdle rate(2) = 1.25%
●	Management fee(3) = 0.3125%
●	Other expenses (legal, accounting, custodian, transfer agent, etc.)(4) = 0.20%
(1)	The hypothetical amount of pre-incentive fee net investment income shown is based on a percentage of net assets.
(2)	Represents the 1.25% quarterly hurdle rate.
(3)	Represents a quarter of the 1.25% annualized management fee.
(4)	Hypothetical other expenses. Excludes organization and offering expenses.

Example 1 — Income Related Portion of Incentive Fee:

Alternative 1

Additional Assumptions

●	Investment income (including interest, dividends, fees, etc.) = 1.00%
●	Pre-incentive fee net investment income (investment income — (management fee + other expenses)) = 0.4875%

Pre-incentive fee net investment income does not exceed the hurdle rate, therefore there is no income based fee.

Alternative 2

Additional Assumptions

●	Investment income (including interest, dividends, fees, etc.) = 1.80%
●	Pre-incentive fee net investment income (investment income — (management fee + other expenses)) = 1.2875%

Pre-incentive fee net investment income exceeds hurdle rate, therefore there is an income based fee.

Income Based Fee	=	100% × “Catch-Up” + the greater of 0% AND (12.5% × (pre-incentive fee net investment income — 1.43%))
	=	(100% × (1.2875% – 1.25%)) + 0%
	=	100% × 0.0375%
	=	0.0375%

Alternative 3

Additional Assumptions

●	Investment income (including interest, dividends, fees, etc.) = 3.50%
●	Pre-incentive fee net investment income (investment income — (management fee + other expenses)) = 2.9875%

Pre-incentive fee net investment income exceeds hurdle rate, therefore there is an income based fee.

Income Based Fee	=	100% × “Catch-Up” + the greater of 0% AND (12.5% × (pre-incentive fee net investment income — 1.43%))
	=	(100% × (1.43% – 1.25%)) + (12.5% × (2.9875% – 1.43%))
	=	0.18% + (12.5% × 1.5575%)
	=	0.18% + 0.1947%
	=	0.3747%

Example 2 — Capital Gains Incentive Fee:

Alternative 1:

Assumptions

●	Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”)
●	Year 2: Investment A is sold for $50 million and fair value (“FV”) of Investment B determined to be $32 million
●	Year 3: FV of Investment B determined to be $25 million
●	Year 4: Investment B sold for $31 million

The capital gains incentive fee, if any, would be:

●	Year 1: None (No sales transactions)
●	Year 2: $3.75 million (12.5% multiplied by $30 million realized capital gains on sale of Investment A)
●	Year 3: None; $3.125 million (12.5% multiplied by ($30 million realized cumulative capital gains less $5 million cumulative capital depreciation)) less $3.75 million (previous capital gains incentive fee paid in Year 2)

●	Year 4: 0.125 million; $3.875 million (12.5% multiplied by $31 million cumulative realized capital gains) less $3.75 million (capital gains incentive fee paid in Year 2)

Alternative 2

Assumptions

●	Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)
●	Year 2: Investment A sold for $50 million, FV of Investment B determined to be $25 million and FV of Investment C determined to be $25 million
●	Year 3: FV of Investment B determined to be $27 million and Investment C sold for $30 million
●	Year 4: FV of Investment B determined to be $35 million
●	Year 5: Investment B sold for $20 million

The capital gains incentive fee, if any, would be:

●	Year 1: None (No sales transactions)
●	Year 2: $3.125 million (12.5% multiplied by $25 million ($30 million realized capital gains on Investment A less $5 million unrealized capital depreciation on Investment B))
●	Year 3: $0.875 million (12.5% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $3.125 million (capital gains incentive fee paid in Year 2)
●	Year 4: None (No sales transactions)
●	Year 5: None (12.5% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $4.0 million (cumulative capital gains incentive fee paid in Year 2 and Year 3)

Organization of our Investment Adviser

Our investment adviser is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. The principal executive offices of Ares Capital Management are located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067.

Administration Agreement

We are also party to an administration agreement, referred to herein as the “administration agreement”, with our administrator, Ares Operations. Our Board of Trustees, including our independent Trustees, approved our initial administration agreement with our administrator, Ares Operations, at a board meeting held on September 9, 2022, the amended and restated administration agreement at a board meeting held on May 22, 2023 and the second amended and restated administration agreement currently in place at a board meeting held on September 5, 2024. In approving the administration agreement, the Board of Trustees considered information with respect to the nature, extent and quality of services to be provided to the Fund by the administrator, the reasonableness of the estimated costs of the services to be provided by the administrator, whether the Fund would be able to obtain similar services at cost from other third-party service providers, and the limited potential for additional benefits to be derived by the administrator and its affiliates as a result of the Fund’s proposed relationship with the administrator. Pursuant to the administration agreement, our administrator furnishes us with office equipment and clerical, bookkeeping and record keeping services at our office facilities. Under the administration agreement, our administrator may also arrange for the services of, and oversee custodians, depositories, transfer agents, escrow agents, distribution disbursing agents, other shareholder servicing agents, accountants, attorneys, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks and such other persons in any such other capacity deemed to be necessary or desirable. Our administrator also performs, or oversees the performance of, our required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations, being responsible for the financial and other records that we are required to maintain and preparing all reports and other materials required to be filed with the SEC or any other regulatory authority, including reports to shareholders. In addition, our administrator assists us in determining and publishing our NAV, assists us in providing managerial assistance to our portfolio companies, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our shareholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Payments under the administration agreement are equal to an amount based upon our allocable portion of our administrator’s overhead and other expenses (including travel expenses) incurred by our administrator in performing its obligations under the administration agreement, including our allocable portion of the compensation, rent and other expenses of certain of our officers and their respective staffs. The administration agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. Since our inception on March 15, 2022 and as of December 31, 2025, we have incurred $16.9 million in administrative and other fees, including certain costs that are reimbursable under the investment advisory and management agreement or administration agreement, $13.5 million of which have been supported by our investment adviser pursuant to the Expense Support and Conditional Reimbursement Agreement.

Certain Terms of the Investment Advisory and Management Agreement and Administration Agreement

Each of the investment advisory and management agreement and the administration agreement has been approved by the Board of Trustees. Unless earlier terminated as described below, each of the investment advisory and management agreement and the administration agreement renew for successive annual periods if approved annually by a majority of the Board of Trustees or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the independent Trustees. We may terminate the investment advisory and management agreement or the administration agreement, without payment of any penalty, upon 60 days’ written notice. The decision to terminate either agreement may be made by a majority of the independent Trustees or the shareholders holding a majority of our outstanding voting securities, which means the lesser of (1) 67% or more of the voting securities present at a meeting if more than 50% of the outstanding voting securities are present or represented by proxy, or (2) more than 50% of the outstanding voting securities. In addition, without payment of any penalty, our investment adviser may terminate the investment advisory and management agreement upon 120 days’ written notice and the administrator may terminate the administration agreement upon 60 days’ written notice. The investment advisory and management agreement will automatically terminate within the meaning of the Investment Company Act and related SEC guidance and interpretations in the event of its assignment.

Our investment adviser and administrator will not be liable to the Fund for any action taken or omitted to be taken by our investment adviser or administrator in connection with the performance of any of their duties or obligations under the investment advisory and management agreement and administration agreement or otherwise as investment adviser or administrator, respectively. Each of the investment advisory and management agreement and the administration agreement provide that, each of our investment adviser and our administrator, as applicable, its members and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with any of them (collectively, the “Indemnified Parties”) will be entitled to indemnification from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Fund or its security holders) arising out of or otherwise based upon the performance of any of our investment adviser’s services under the investment advisory and management agreement and our administrator’s services under the administration agreement or otherwise as investment adviser or administrator for us. Notwithstanding the preceding sentence, nothing contained in (a) the investment advisory and management agreement will protect or be deemed to protect the Indemnified Parties against or entitle or be deemed to entitle the Indemnified Parties to indemnification in respect of, any liability to the Fund or its security holders to which the Indemnified Parties would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of any indemnified party’s duties under the investment advisory and management agreement or by reason of the reckless disregard of our investment adviser’s duties under the investment advisory and management agreement, or (b) the administration agreement will protect or be deemed to protect the Indemnified Parties against or entitle or be deemed to entitle the Indemnified Parties to indemnification in respect of, any liability to the Fund or its security holders to which the Indemnified Parties would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of our administrator’s duties, or by reason of the reckless disregard of our administrator’s duties and obligations under the administration agreement (in each of cases (a) and (b), to the extent applicable, as the same will be determined in accordance with the Investment Company Act and any interpretations or guidance by the SEC or its staff thereunder). In addition, notwithstanding anything in the investment advisory and management agreement and the administration agreement to the contrary, nothing in such agreements will protect or be deemed to protect our investment adviser or its controlling persons or the administrator, as the case may be, against, or entitle or be deemed to entitle the investment adviser or its controlling persons or the administrator, as the case may be to, indemnification in respect of, any liability to the Fund or its security holders to which the investment adviser or its controlling persons or administrator, as the case may be, would otherwise be subject by reason of negligence or misconduct in the performance of the investment adviser’s and/or its controlling persons’ or administrator’s, as the case may be, duties.

Payment of Our Expenses Under the Investment Advisory and Management and Administration Agreements

The services of all investment professionals and staff of our investment adviser, when and to the extent engaged in providing investment advisory and management services to us and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by our investment adviser. Under the investment advisory and management agreement, we bear all other costs and expenses of our operations and transactions, including, but not limited to, those relating to:

(a)    our “organization and offering expenses” associated with this offering, as provided for in Conduct Rule 2310(a)(12) of the Financial Industrial Regulatory Authority, but excluding any shareholder servicing and/or distribution fees;

(b)    calculating our net asset value (including the cost and expenses of any independent valuation firms or pricing services);

(c)    expenses incurred by our investment adviser payable to third parties, including agents, consultants or other advisors, in monitoring our financial and legal affairs and in monitoring our investments (including the cost of consultants hired to develop information technology systems designed to monitor our investments) and performing due diligence on our prospective portfolio companies;

(d)    interest payable on debt, if any, incurred to finance our investments;

(e)    offerings of our Common Shares and other securities;

(f)    the costs of effecting any repurchases of our Common Shares and other securities, if any;

(g)    investment advisory fees, including the management fee and incentive fee, payable under the investment advisory and management agreement to our investment adviser;

(h)    administration fees, if any, payable under the administration agreement;

(i)    fees payable, if any, under any intermediary manager or selected intermediary agreements;

(j)    shareholder servicing and/or distribution fees payable under our Distribution and Shareholder Servicing Plan adopted pursuant to Rule 12b-1 under the Investment Company Act;

(k)    fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, evaluating and making investments (including payments to third party vendors for financial information services);

(l)    transfer agent, escrow agent and custodial fees and expenses;

(m)    federal and state registration fees;

(n)    all costs of registration and listing our Common Shares or any other securities on any securities exchange;

(o)    federal, state and local taxes;

(p)    independent Trustees’ fees and expenses;

(q)    costs of preparing and filing reports or other documents required by governmental bodies (including the SEC) and an official or agency administering the securities laws of a state;

(r)    costs of any reports, proxy statements or other notices to shareholders, including printing and other related costs;

(s)    commissions and other compensation payable to brokers or dealers;

(t)    to the extent we are covered by any joint insurance policies, our allocable portion of the fidelity bond, trustees and officers/errors and omissions liability insurance, and any other insurance premiums;

(u)    outside legal expenses;

(v)    accounting expenses (including fees and disbursements and expenses related to the audit of the Fund and the preparation of the Fund’s tax information);

(w)    direct costs and expenses of administration, including printing, mailing, long distance telephone, cellular phone and data service, copying, and staff; and

(x)    all other expenses incurred by us or our administrator in connection with administering our business as described in more detail under “— Administration Agreement”.

From time to time, our investment adviser, our administrator or their affiliates may pay third-party providers of goods or services. We will reimburse our investment adviser, our administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, our investment adviser or our administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by our common shareholders.

Board of Trustees Approval of the Investment Advisory and Management Agreement

Our Board of Trustees, including our independent Trustees, approved our initial investment advisory and management agreement at a meeting held on September 9, 2022, the amended and restated investment advisory and management agreement at a meeting held on March 3, 2023, the second amended and restated investment advisory and management agreement at a meeting held on May 22, 2023, and the third amended and restated investment advisory and management agreement currently in place at a meeting held on September 5, 2024.

At an in-person meeting on May 13, 2025, our Board of Trustees, including a majority of our independent Trustees, voted to approve the continuation of our investment advisory and management agreement until June 6, 2026. In voting to approve the investment advisory and management agreement and the continuation thereof, our independent Trustees consulted in executive session with their independent legal counsel regarding the approval of such agreement. In reaching a decision to approve the investment advisory and management agreement, the Board of Trustees reviewed a significant amount of information and considered, among other things:

●	the nature, extent and quality of the advisory and other services provided to the Fund by our investment adviser;
●	the advisory fee paid by us to our investment adviser under the investment advisory and management agreement as compared to the advisory fees paid by other funds and accounts managed by our investment adviser with similar investment strategies as well as the fees and expenses of comparable BDCs;
●	the long- and short-term investment performance of the Fund and the long- and short-term investment performance of our investment adviser;
●	the allocation methodology of costs of the services provided by our investment adviser (including the base management fee, the incentive fee based on income and the incentive fee based on capital gains (including the applicable hurdle rates and conditions for the deferral of fee payments) and expense ratios) under the investment advisory and management agreement;

●	the potential for, and sharing of, economies of scale in investment management given the directly originated nature of our investment portfolio and resources dedicated by our investment adviser thereto;
●	our investment adviser’s pro forma profitability with respect to managing its clients based on financial information provided by our investment adviser;
●	additional benefits to be derived by our investment adviser and its affiliates as a result of our relationship with our investment adviser; and
●	various other matters, including the alignment of interests of our shareholders.

In voting to approve the investment advisory and management agreement, our Board of Trustees, including all of the Trustees who are not “interested persons” of us (as defined in the Investment Company Act), made the following conclusions:

●	Nature, Extent and Quality of Services. Our Board of Trustees considered the nature, extent and quality of the investment selection process employed by our investment adviser, including the flow of transaction opportunities resulting from our investment adviser’s investment professionals’ significant capital markets, trading and research expertise, the employment of our investment adviser’s investment philosophy, diligence procedures, credit recommendation process, investment structuring, and ongoing relationships with and monitoring of portfolio companies, in light of our investment objective. Our Board of Trustees also considered our investment adviser’s personnel and their prior experience in connection with the types of investments to be made by us, including such personnel’s network of relationships with intermediaries focused on U.S. middle-market companies and other companies in which we may make investments. Our Board of Trustees also considered the benefit and increasing costs of our investment adviser continuing to be able to recruit and retain top talent. In addition, our Board of Trustees considered the other terms and conditions of the investment advisory and management agreement, including that the substantive terms of the investment advisory and management agreement (other than the fees payable thereunder, which our Board of Trustees reviewed separately) are generally the same as those of comparable BDCs described in the available market data and that it would be difficult to obtain similar services of similar quality on a comparable basis from other third party service providers or through an internally managed structure. In addition, our Board of Trustees considered the fact that we have the ability to terminate the investment advisory and management agreement without penalty upon 60 days’ written notice to our investment adviser. Our Board of Trustees further determined that our investment adviser is served by a dedicated origination, transaction development and investment team of investment professionals, and that these investment professionals have historically focused on investments in U.S. middle-market companies and other companies in which we may make investments, which experience and relationships coincide with our investment objective and generally equal or exceed those of the management teams or investment advisers of other comparable BDCs described in the available market data.
●	Investment Performance. Our Board of Trustees reviewed the investment performance and our investment adviser, as well as comparative data based on publicly available information with respect to the investment performance of other externally managed BDCs and their investment advisers. Our Board of Trustees determined that our investment adviser was delivering results consistent with our investment objective and that our investment performance was generally above average when compared to comparable BDCs, including based on a one-year time period. Our Board of Trustees further determined that in light of our performance history, our investment adviser’s experience with our particular investment objective and policies and our investment adviser’s commitment to us, our investment adviser was well-positioned to manage our investment performance, including through volatile market conditions, with the approval of the investment advisory and management agreement.
●	Costs of the Services Provided to the Fund. Our Board of Trustees considered (i) comparative data based on publicly available information with respect to services rendered and the advisory fees (including the base management fee and incentive fee or similar fees (including applicable hurdle rates, other payment conditions and/or fee waivers)) of other BDCs with similar investment objectives, our operating expenses and expense ratios compared to other BDCs of similar size and with similar investment objectives and (ii) the administrative services that our administrator will provide to us at cost.
●	Economies of Scale. Our Board of Trustees considered information about the potential for our shareholders to experience economies of scale as we grow in size.

In view of the wide variety of material factors that our Board of Trustees considered in connection with its evaluation of the investment advisory and management agreement, it is not practical to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Our Board of Trustees did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of our Board of Trustees. Rather, our Board of Trustees based its approval on the totality of information presented to, and the investigation conducted by, it. In considering the factors discussed above, individual trustees may have given different weights to different factors.

Based on the information reviewed and the factors discussed above, our Trustees (including those Trustees who are not “interested persons” of us) concluded that the terms of the investment advisory and management agreement, including the fee rates thereunder, are fair and reasonable in relation to the services to be provided and approved the investment advisory and management agreement as being in the best interests of us and our shareholders.

Conflicts of interest may arise if our investment adviser seeks to change the terms of our investment advisory and management agreement, including, for example, the amount of the base management fee, the incentive fee or other compensation terms. Material amendments to our investment advisory and management agreement must be approved by the affirmative vote of the holders of a majority of our outstanding voting securities and by a majority of our independent Trustees, and we may from time to time decide it is appropriate to seek the requisite approval to change the terms of the agreement.

See “Certain Terms of the Investment Advisory and Management Agreement and Administration Agreement — Board Approval of the Investment Advisory and Management Agreement” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 9, 2026 for additional information on the approval of the investment advisory and management agreement.

Prohibited Activities

Our activities are subject to compliance with the Investment Company Act. In addition, our Declaration of Trust prohibits the following activities, subject to certain exceptions, among us, our investment adviser and its affiliates:

●	We may not purchase or lease assets in which our investment adviser or its affiliates has an interest unless (i) the transaction occurred at the formation of the Fund, we disclose the terms of the transaction to our common shareholders, the terms are reasonable to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the Investment Company Act or an exemptive order under the Investment Company Act issued to us by the SEC;
●	We may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;
●	Our investment adviser and its affiliates may not acquire assets from us unless (i) approved by shareholders holding greater than 50% of our outstanding voting securities or (ii) such acquisition is consistent with the Investment Company Act or an exemptive order under the Investment Company Act issued to us by the SEC;
●	We may not lease assets to our investment adviser, any trustee or any affiliates thereof unless the transaction occurred at the formation of the Fund, we disclose the terms of the transaction to our common shareholders and such terms are fair and reasonable to us;
●	We may not loan money to our investment adviser or its affiliates;
●	We may not acquire assets in exchange for our Common Shares without approval of a majority of our Board of Trustees, including a majority of the independent Trustees with consideration to an independent appraisal of such assets;
●	We may not pay a commission or fee, either directly or indirectly to our investment adviser or its affiliates, except as otherwise permitted by our Declaration of Trust, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

●	Our investment adviser may not charge duplicate fees to us; and
●	Our investment adviser may not provide financing to us with a term in excess of 12 months.

In addition, in the investment advisory and management agreement, our investment adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state securities laws governing its operations and investments.

License Agreement

Ares Management LLC, the sole member of Ares Capital Management, has granted us a non-exclusive, royalty-free license to use the name “Ares” pursuant to a license agreement. Under this agreement, we have a right to use the Ares name for so long as Ares Capital Management remains our investment adviser. Other than with respect to this limited license, we have no legal right to the “Ares” name.

Compliance with the Omnibus Guidelines Published by NASAA

Rebates, Kickbacks and Reciprocal Arrangements

Our Declaration of Trust prohibits our investment adviser from: (i) receiving or accepting any rebate, give-ups or similar arrangement that is prohibited under applicable federal or state securities laws or the Omnibus Guidelines, (ii) participating in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws or the Omnibus Guidelines governing conflicts of interest or investment restrictions or (iii) entering into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws or the Omnibus Guidelines. In addition, our investment adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our Common Shares or give investment advice to a potential shareholder; provided, however, that our investment adviser may pay a registered broker-dealer or other properly licensed agent of normal sales commissions or other compensation (including cash compensation and non-cash compensation (as such terms are defined under FINRA Rule 2310)) for selling or distributing our Common Shares, including out of the investment adviser’s own assets, including those amounts paid to the investment adviser under the investment advisory and management agreement.

Commingling

The investment adviser may not permit our funds to be commingled with the funds of any other entity.

POTENTIAL CONFLICTS OF INTEREST

We have entered into the investment advisory and management agreement and the Expense Support and Conditional Reimbursement Agreement with our investment adviser, a subsidiary of Ares Management, an entity in which certain trustees and officers of the Fund and members of the ASIF Investment Committee may have indirect ownership and pecuniary interests. Pursuant to the investment advisory and management agreement, we pay our investment adviser a base management fee and an incentive fee. See “Investment Advisory and Management Agreement and Administration Agreement — Compensation of Our Investment Adviser” for a description of how the fees payable to our investment adviser are determined. Pursuant to our administration agreement, we reimburse our administrator, at cost, for our allocable portion of overhead and other expenses (including travel expenses) incurred by our administrator in performing its obligations under the administration agreement. See “Investment Advisory and Management Agreement and Administration Agreement — Administration Agreement” for a description of how the expenses reimbursable to our administrator are determined. The Expense Support and Conditional Reimbursement Agreement is intended to ensure that no portion of our distributions to shareholders will represent a return of capital for tax purposes. See Note 3 to our consolidated financial statements for the year ended December 31, 2025 for additional information regarding the Expense Support and Conditional Reimbursement Agreement.

Conflicts may arise in allocating and structuring investments, time, services, expenses or resources among the investment activities of Ares funds, Ares, other Ares-affiliated entities and the employees of Ares. Certain of our executive officers and trustees, and members of the ASIF Investment Committee, serve or may serve as officers, directors or principals of other entities and affiliates of our investment adviser and investment funds managed by our investment adviser or its affiliates, including Ares Capital Corporation. These officers and trustees will devote such portion of their time to our affairs as is required for the performance of their duties, but they are not required to devote all their time to us. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in our or our common shareholders’ best interests or may require them to devote time to services for other entities, which could interfere with the time available to provide services to us. Members of the ASIF Investment Committee may have significant responsibilities for other Ares funds. Similarly, although the professional staff of our investment adviser will devote as much time to the management of us as appropriate to enable our investment adviser to perform its duties in accordance with the investment advisory and management agreement, the investment professionals of our investment adviser may have conflicts in allocating their time and services among us and investment vehicles managed by our investment adviser or one or more of its affiliates. These activities could be viewed as creating a conflict of interest insofar as the time and effort of the professional staff of our investment adviser and its officers and employees are not devoted exclusively to our business but are instead allocated between our business and the management of these other investment vehicles.

Our investment adviser has adopted an investment allocation policy designed to ensure that all investment opportunities are, to the extent practicable, allocated among its clients on a basis that over a period of time is fair and equitable to each client relative to other clients. Certain Ares funds may have investment objectives that compete or overlap with, and may from time to time invest in asset classes similar to those targeted by us, and our executive officers, certain of our trustees and members of the ASIF Investment Committee also serve as officers or principals of other investment managers affiliated with Ares Management that currently, and may in the future, manage such Ares funds that have investment objectives similar to our investment objective. Consequently, we and these other entities may from time to time pursue the same or similar capital and investment opportunities. Ares and our investment adviser endeavor to allocate investment opportunities in a fair and equitable manner, and in any event consistent with any fiduciary duties owed to us. Nevertheless, it is possible that we may not be given the opportunity to participate in certain investments made by other Ares funds and, if given such opportunity, may not be allowed to participate in such investments without the prior approval of our trustees who are not “interested persons” of us (as defined in the Investment Company Act) and, in some cases, the prior approval of the SEC. In addition, there may be conflicts in the allocation of investments among us and other Ares funds, including investments made pursuant to the Co-Investment Exemptive Order. Further, such other Ares funds may hold positions in portfolio companies in which we have also invested. Such investments may raise potential conflicts of interest between us and such other Ares funds, particularly if we and such other Ares funds invest in different classes or types of securities or investments of the same underlying portfolio company. In that regard, actions may be taken by another Ares fund that are adverse to our interests, including, but not limited to, during a restructuring, bankruptcy or other insolvency proceeding or similar matter occurring at the underlying portfolio company. See “Risk Factors — Risks Relating to Our Business and Structure — There are significant potential conflicts of interest that could impact our investment returns.”

Co-Investment Opportunities

As a BDC, we are subject to certain regulatory restrictions in negotiating certain investments with entities with which we may be restricted from doing so under the Investment Company Act, such as our investment adviser and its affiliates.

We, our investment adviser and certain of our affiliates have received the Co-Investment Exemptive Order from the SEC that permits us and other BDCs and registered closed-end management investment companies managed by Ares to co-invest in portfolio companies with each other and with other affiliated entities. As required by the Co-Investment Exemptive Order, we have adopted, and our board of trustees has approved, policies and procedures reasonably designed to ensure compliance with the terms of the Co-Investment Exemptive Order. Co-investments made under the Co-Investment Exemptive Order are subject to compliance with certain conditions and other requirements, which could limit our ability to participate in co-investment transactions. As a result of investments permitted by the Co-Investment Exemptive Order, there could be significant overlap in our investment portfolio and the investment portfolios of affiliated Ares entities that can rely on the Co-Investment Exemptive Order and that have an investment objective similar to ours. We may also otherwise co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and our investment adviser’s allocation policy. Our Board of Trustees has established a co-investment committee, which is primarily responsible for reviewing and making required findings in respect of certain co-investment transactions pursuant to the Co-Investment Exemptive Order.

Intermediary Manager Agreement

We have entered into an Intermediary Manager Agreement with AMCM, the intermediary manager. Pursuant to the Intermediary Manager Agreement, we will indemnify the intermediary manager, its officers, directors and any person who controls the intermediary manager, in certain circumstances.

The intermediary manager is an affiliate of our investment adviser and will not make an independent review of us or our continuous offering. This relationship may create conflicts in connection with the intermediary manager’s due diligence obligations under the federal securities laws. Although the intermediary manager will examine the information in this prospectus for accuracy and completeness, due to its affiliation with our investment adviser, no independent review of us will be made in connection with the distribution of our Common Shares in this offering.

The intermediary manager is entitled to receive shareholder servicing and/or distribution fees monthly in arrears at an annual rate of 0.85% and 0.25% of the value of our net assets attributable to Class S shares and Class D shares, respectively, as of the beginning of the first calendar day of the month. No shareholder servicing and/or distribution fees are paid with respect to Class I shares. The shareholder servicing and/or distribution fees are payable to the intermediary manager, but the intermediary manager anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating broker-dealers. The shareholder servicing and/or distribution fees that were attributable to Class S shares and Class D shares for the year ended December 31, 2025 were approximately $9.5 million and $1.6 million, respectively.

Ares Management Capital Markets LLC

AMCM, an affiliate of the Fund, served as an initial purchaser in connection with certain of the Unsecured Notes issued during the year ended December 31, 2025. Under the purchase agreements entered into by us in connection with such notes offerings, AMCM received an aggregate of approximately $0.8 million of underwriting and advisory fees during the year ended December 31, 2025. The underwriting and advisory fees AMCM received were on terms equivalent to those of other initial purchasers.

License Agreement

We have entered into a License Agreement with Ares Management LLC, the sole member of Ares Capital Management, pursuant to which we have been granted a non-exclusive, royalty-free license to use the name “Ares.” Under this agreement, we have a right to use the Ares name for so long as Ares Capital Management remains our investment adviser. Other than with respect to this limited license, we have no legal right to the “Ares” name.

Material Non-Public Information

Members of the ASIF Investment Committee and other employees of our investment adviser and its affiliates may serve as directors of, or in a similar capacity with, companies in which we invest or in which we are pursuing an investment opportunity. Through these and other relationships with a company, these individuals may obtain material non-public information that might restrict our ability to buy or sell the securities of such company under the policies of the company or applicable law, including, for example, the antifraud provisions of the federal securities laws.

Code of Conduct

As a BDC, we are subject to certain regulatory requirements that restrict our ability to engage in certain related-party transactions. We have adopted procedures for the review, approval and monitoring of transactions that involve us and certain of our related persons. For example, we have a code of conduct that generally prohibits our executive officers or trustees from engaging in any transaction where there is a conflict between such individual’s personal interest and the interests of the Fund. Waivers to the code of conduct can generally only be obtained from the Chief Compliance Officer, the chairperson of the Board of Trustees or the chairperson of the audit committee and are publicly disclosed as required by applicable law and regulations. In addition, the audit committee is required to review and approve all related-party transactions (as defined in Item 404 of Regulation S-K).

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

The following table sets forth, as of March 31, 2026, information with respect to the beneficial ownership of our Common Shares by:

●	each person known to us to be expected to beneficially own more than 5% of the outstanding Common Shares;
●	each of our Trustees and named executive officers; and
●	all of our Trustees and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise noted below, and based upon Schedule 13D, Schedule 13G or other filings by such persons with the SEC and other information obtained from such persons, each person named in the following table has sole voting and investment power with respect to our Common Shares that they beneficially own. Each of the record holders of 5% or more of our Common Shares may be deemed not to beneficially own (or may be deemed to have disclaimed beneficial ownership of) some or all of their Common Shares to the extent they do not have voting and/or dispositive power over such Common Shares. There are no Common Shares subject to options that are currently exercisable or exercisable within 60 days of the offering. Percentage of beneficial ownership is based on 391,271,856 of our Common Shares outstanding as of March 31, 2026.

	Shares Beneficially Owned
Name and Address	Number	Percentage(1)
Independent Trustees
Sandra R. Anceleitz	0	*
Ann Torre Bates	22,828	*
Steven B. McKeever	0	*
Eric B. Siegel	0	*
Interested Trustees
R. Kipp deVeer	0	*
Mitchell Goldstein	184,638	*
Michael L. Smith	0	*
Named Executive Officers Who Are Not Trustees
Scott C. Lem	0	*
Jim Miller	0	*
All Trustees, Executive Officers and Certain Other Officers as a Group (15 persons)(2)	207,466	*
5% Holders
Partners Capital Investment Group, LLP(3)	23,393,999	6.0%
*	Represents less than 1%.
(1)	Based on 391,271,856 common shares outstanding as of March 31, 2026.
(2)	Includes shares owned by officers of the Fund that are not “Named Executive Officers,” as defined in Item 402 of Regulation S-K, as promulgated under the Securities Act of 1933 (“Regulation S-K”).
(3)	Based on a Schedule 13G/A filed with the SEC on February 14, 2025, Partners Capital Investment Group, LLP (“PCIG”) has the sole power to vote and dispose of 23,393,999 common shares. The principal business address of PCIG is 600 Atlantic Avenue 30th Floor, Boston, MA 02210.

The following table sets forth the dollar range of equity securities of the Fund beneficially owned by the Trustees as of March 31, 2026. The Fund is not part of a “family of investment companies,” as the term is defined in the Investment Company Act.

Dollar Range of
Equity
Securities in Ares
Strategic Income
Name and Address	Fund(1)(2)
Independent Trustees
Sandra R. Anceleitz	None
Ann Torre Bates	Over $100,000
Steven B. McKeever	None
Eric B. Siegel	None
Interested Trustees
R. Kipp deVeer	None
Mitchell Goldstein	Over $100,000
Michael L. Smith	None
(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)	The dollar range of equity securities beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000 or over $100,000.

DISTRIBUTIONS

We expect to continue to pay regular monthly distributions. Any distributions we make will be at the sole discretion of our Board of Trustees, who will consider factors such as our earnings, cash flow, capital needs and general financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.

Our Board of Trustees’ discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the RIC requirements. To maintain our RIC status, we generally are required to make aggregate annual distributions to our common shareholders of at least 90% of our investment company taxable income. See “Description of Our Common Shares” and “Certain Material U.S. Federal Income Tax Considerations.”

The per share amount of distributions on Class I shares, Class S shares and Class D shares generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class S shares will be lower than Class D shares, and Class D shares will be lower than Class I shares because we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to the Class S shares (compared to Class D shares and Class I shares) and we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to Class D shares (compared to Class I shares, which have no shareholder servicing and/or distribution fees).

There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may fund any distributions from such sources. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, how quickly we invest the proceeds from this and any past or future offering and the performance of our investments. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire investments. As a result, the return you realize on your investment may be reduced. Additionally, funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your Common Shares. We believe the likelihood that we will pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering, but over time, we intend to fund distributions fully from cash flow from operations.

From time to time, we may also pay special interim distributions in the form of cash or Common Shares at the sole discretion of our Board of Trustees.

We have not established limits on the amount of funds we may use from any available sources to make distributions. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. Our investment adviser and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods. See “Investment Advisory and Management Agreement and Administration Agreement.”

Consistent with the Code, shareholders will be notified of the source of our distributions. Our distributions may exceed our earnings and profits, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

For a period of time following commencement of this offering, which time period may be significant, we expect substantial portions of our distributions may be funded indirectly through the reimbursement of certain expenses by our investment adviser and its affiliates, including through the waiver of certain investment advisory fees by our investment adviser, that are subject to conditional reimbursement by us within three years. Any such distributions funded through expense reimbursements or waivers of advisory fees are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or our investment adviser or its affiliates continues to advance such expenses or waive such fees. Our future reimbursement of amounts advanced or waived by our investment adviser and its affiliates will reduce our NAV at the time we make such reimbursement payment and may reduce future distributions to which you would otherwise be entitled. In addition, the initial advancement of expenses or waiver of fees by our investment adviser and its affiliates may prevent a decline in NAV in the short term, and our reimbursement of these amounts may reduce our NAV in the future. Other than as set forth in this prospectus, our investment adviser and its affiliates have no obligation to advance expenses or waive advisory fees.

We have elected to be treated, and intend to qualify annually, as an RIC under the Code. To obtain and maintain our RIC status under the Code, we must timely distribute an amount equal to at least 90% of our investment company taxable income (as defined by the Code, which generally includes net ordinary income and net short term capital gains) to our common shareholders. In addition, we generally will be required to pay an excise tax equal to 4% on certain undistributed taxable income unless we distribute in a timely manner an amount at least equal to the sum of (i) 98% of our ordinary income recognized during a calendar year and (ii) 98.2% of our capital gain net income, as defined by the Code, recognized during a calendar year and (iii) any income recognized, but not distributed, in preceding years. The taxable income on which we pay excise tax is generally distributed to our common shareholders in the next tax year. Depending on the level of taxable income earned in a tax year, we may choose to carry forward such taxable income for distribution in the following year, and pay any applicable excise tax. We maintain an “opt in” distribution reinvestment plan for our common shareholders. As a result, if we declare a cash distribution, shareholders that specifically opt into the distribution reinvestment plan will have their cash distributions automatically reinvested in additional Common Shares. See “Distribution Reinvestment Plan.”

DESCRIPTION OF OUR COMMON SHARES

The following description is based on relevant portions of Delaware law and on our Declaration of Trust and bylaws. This summary is not necessarily complete, and we refer you to Delaware law, our Declaration of Trust and our bylaws for a more detailed description of the provisions summarized below.

General

The terms of the Declaration of Trust authorize an unlimited number of Common Shares of any class, par value $0.01 per share, of which 391,205,684 shares were outstanding as of March 31, 2026, and an unlimited number of preferred shares, par value $0.01 per share. The Declaration of Trust provides that the Board of Trustees may classify or reclassify any unissued Common Shares into one or more classes or series of Common Shares or preferred shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends, qualifications, or terms or conditions of redemption of the shares. There is currently no market for our Common Shares, and we can offer no assurances that a market for our Common Shares will develop in the future. We do not intend for the shares offered under this prospectus to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our Common Shares. No shares have been authorized for issuance under any equity compensation plans. Under the terms of our Declaration of Trust, shareholders shall be entitled to the same limited liability extended to shareholders of private Delaware for profit corporations formed under the Delaware General Corporation Law, 8 Del. C. § 100, et. seq. Our Declaration of Trust provides that no shareholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to us by reason of being a shareholder, nor shall any common shareholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with our assets or our affairs by reason of being a shareholder.

None of our Common Shares are subject to further calls or to assessments, sinking fund provisions, our obligations or potential liabilities associated with ownership of the security (not including investment risks). In addition, except as may be provided by the Board of Trustees in setting the terms of any class or series of Common Shares, no shareholder shall be entitled to exercise appraisal rights in connection with any transaction.

Outstanding Securities

		Amount Held	Amount
		by Fund	Outstanding
	Amount	for its	as of
Title of Class	Authorized	Account	March 31, 2026
Class S	Unlimited	—	48,755,098
Class D	Unlimited	—	31,428,835
Class I	Unlimited	—	311,021,751

Common Shares

Under the terms of our Declaration of Trust, all of our Common Shares have equal rights as to voting and at the time of issuance, are duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our Common Shares if, as and when authorized by our Board of Trustees and declared by us out of funds legally available therefore. Except as may be provided by our Board of Trustees in setting the terms of classified or reclassified shares, our Common Shares have no preemptive, exchange, conversion, appraisal or redemption rights and will be freely transferable, except where their transfer is restricted by federal or state securities laws or by contract and except that, in order to avoid the possibility that our assets could be treated as “plan assets,” we may require any person proposing to acquire Common Shares to furnish such information as may be necessary to determine whether such person is a benefit plan investor or a controlling person, restrict or prohibit transfers of shares of such shares or redeem any outstanding shares for such price and on such other terms and conditions as may be determined by or at the direction of the Board of Trustees. In the event of our liquidation, dissolution or winding up, each share of our Common Shares would be entitled to share pro rata in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred shares, if any preferred shares are outstanding at such time. Subject to the rights of holders of any other class or series of shares, each share of our Common Shares is entitled to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. Except as may be provided by the Board of Trustees in setting the terms of classified or reclassified shares, and subject to the express terms of any class or series of preferred shares, the holders of our Common

Shares possess exclusive voting power. There is no cumulative voting in the election of Trustees. Each Trustee will be elected by a majority of the votes cast with respect to such Trustee’s election. Pursuant to our Declaration of Trust, our Board of Trustees may amend the bylaws to alter the vote required to elect trustees.

Class S Shares

No upfront selling commissions are paid for sales of any Class S shares, however, if you purchase Class S shares from certain selling agents, they may directly charge you transaction or other fees in such amount as they may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class S shares.

We pay the intermediary manager selling commissions over time as shareholder servicing and/or distribution fees with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares, including any Class S shares issued pursuant to our distribution reinvestment plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The intermediary manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.

Class S shares are available through brokerage and transactional-based accounts.

Class D Shares

No upfront selling commissions are paid for sales of any Class D shares, however, if you purchase Class D shares from certain selling agents, they may directly charge you transaction or other fees in such amount as they may determine, provided that selling agents limit such charges to a 2.0% cap on NAV for Class D shares.

We pay the intermediary manager selling commissions over time as shareholder servicing and/or distribution fees with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of our outstanding Class D shares, including any Class D shares issued pursuant to our distribution reinvestment plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The intermediary manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.

Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating broker-dealers, (4) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law that are also registered with or as a broker-dealer, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an applicable filing related to offering such shares with the SEC.

Class I Shares

No upfront selling commissions or shareholder servicing and/or distribution fees are paid for sales of any Class I shares, however, if you purchase Class I shares from certain selling agents, they may directly charge you transaction or other fees in such amount as they may determine, provided that selling agents limit such charges to a 2.0% cap on NAV for Class I shares.

Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by institutional accounts as defined by FINRA Rule 4512(c), (3) through bank-sponsored collective trusts and bank-sponsored common trusts, (4) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (5) through certain financial intermediaries that are not otherwise registered with or as a broker-dealer and that direct clients to trade with a broker-dealer that offers Class I shares, (6) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law that are also registered with or as a broker-dealer, whose broker-dealer does not receive any compensation from us or from the intermediary manager, (7) by our officers and Trustees and their immediate family members, as well as officers and employees of Ares and their immediate family members, (8) through transaction or brokerage platforms at participating broker-dealers and their affiliates, including by such broker-dealers’ officers, directors, employees and registered representatives, as well as the immediate family members of such persons, as defined by FINRA Rule 5130, (9) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers, and (10) by any other categories of purchasers that we name in an applicable filing related to offering such shares with the SEC. In certain cases, where a holder of Class S shares or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares.

Exchange of Common Shares Between Classes

A shareholder may be permitted to exchange Common Shares between classes of our shares, provided that, among other things: (1) the shareholder’s aggregate investment would have met the minimum initial investment requirements in the applicable class at the time of purchase and continues to meet those requirements; (2) the Common Shares are otherwise available for offer and sale; and (3) the investment meets all other requirements for investing in the applicable class. When an individual shareholder cannot meet the minimum initial investment requirements of the applicable class, exchanges of Common Shares from one class to the applicable class may be permitted if such shareholder’s investment is made by an intermediary that has discretion over the account and has invested other clients’ assets in us, which when aggregated together with such investor’s investment, meet the minimum initial investment requirements for the applicable class. Investors will not be charged any fees by us for such exchanges. Ongoing fees and expenses incurred by a given class will differ from those of other share classes, and an investor receiving new Common Shares in an exchange may be subject to lower total expenses charged by us following such exchange. Exchange transactions will be effected only into an identically registered account. While exchange transactions will generally not be treated as a redemption for federal income tax purposes, investors are urged to consult their tax advisors as to the U.S. federal, state, local and non-U.S. tax consequences of an exchange. We also reserve the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange.

Assuming the exchange meets the eligibility requirements of the class into which such shareholder seeks to exchange and we have received proper instruction from the financial intermediary to effect such exchange and consents to such exchange, (i) a financial intermediary may, in its discretion, determine to exchange a shareholder’s Common Shares at such shareholder’s request and (ii) in certain cases, where a holder of Class S shares or Class D shares is no longer eligible to hold such class of shares based on the shareholder’s arrangements with its financial intermediary, (a) such holder’s Class S shares may be exchanged into an equivalent net asset value amount of Class D shares or Class I shares and (b) such holder’s Class D shares may be exchanged into an equivalent net asset value amount of Class I shares.

Other Terms of Common Shares

We will cease paying the shareholder servicing and/or distribution fees on Class S shares and Class D shares on the earlier to occur of the following (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including selling commissions, the shareholder servicing and/or distribution fees and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the intermediary manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to shares held in a common shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the intermediary manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fees on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such common shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such common shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S shares or Class D shares. In addition, immediately before any liquidation, dissolution or winding up, each Class S share and Class D share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.

Preferred Shares

This offering does not include an offering of preferred shares. Under the terms of the Declaration of Trust, our Board of Trustees may authorize us to issue preferred shares in one or more classes or series without shareholder approval, to the extent permitted by the Investment Company Act. The Board of Trustees has the power to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series of preferred shares. If we issue preferred shares, we will make any required disclosure to shareholders. We will not offer preferred shares to our investment adviser or our affiliates except on the same terms as offered to all other shareholders.

Preferred shares could be issued with terms that would adversely affect the shareholders, provided that we may not issue any preferred shares that would limit or subordinate the voting rights of holders of our Common Shares. Preferred shares could also be used as an anti-takeover device through the issuance of shares of a class or series of preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control. Every issuance of preferred shares will be required to comply with the requirements of the Investment Company Act. The Investment Company Act requires, among other things, that: (1) immediately after issuance and before any dividend or other distribution is made with respect to common shares and before any purchase of common shares is made, such preferred shares together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of preferred shares, if any are issued, must be entitled as a class voting separately to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two full years or more. Certain matters under the Investment Company Act require the affirmative vote of the holders of at least a majority of the outstanding preferred shares (as determined in accordance with the Investment Company Act) voting together as a separate class. For example, the vote of such holders of preferred shares would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.

The issuance of any preferred shares must be approved by a majority of our independent Trustees not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our Declaration of Trust provides that our Trustees will not be liable to us or our common shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. Our Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the Investment Company Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Pursuant to our Declaration of Trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Trustee or officer, employee, controlling person or agent of the Fund or the investment adviser or its controlling person and who is made or threatened to be made a party to the proceeding by reason of their service in that capacity or (ii) any individual who, while a Trustee or officer of the Fund, or our investment adviser or its controlling person, and at our request, serves or has served as a trustee, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of their service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee, as the case may be, and finds that indemnification of the settlement and the related costs should be made and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.

We will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Indemnitee determines in good faith that the course of conduct that caused the loss or liability was in our best interest, (ii) the Indemnitee was acting on behalf of or performing services for us, (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a Trustee (other than an independent Trustee), officer, employee, controlling person or agent of the Fund or investment adviser or its controlling person, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent Trustee, and (iv) such indemnification or agreement to hold harmless is recoverable only out of our assets and not from the shareholders.

In addition, the Declaration of Trust permits us to advance reasonable expenses to an Indemnitee or an affiliate of our investment adviser who is not otherwise an Indemnitee, and we will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Fund, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Fund acting in their capacity as such, a court of competent jurisdiction approves such advancement and (c) upon our receipt of (i) a written affirmation by such person of their good faith belief that they have met the standard of conduct necessary for indemnification by us and (ii) a written undertaking by them or on their behalf to repay the amount paid or reimbursed by us, together with the applicable legal rate of interest thereon, if it is ultimately determined by final, non-appealable decision of a court of competent jurisdiction, that the Indemnitee is not entitled to indemnification.

In addition to the indemnification provided for in our Declaration of Trust, we have entered into indemnification agreements with each of our current Trustees and certain of our officers and with members of the ASIF Investment Committee and we intend to enter into indemnification agreements with each of our future Trustees, members of our ASIF Investment Committee and certain of our officers. The indemnification agreements attempt to provide these Trustees, officers and other persons the maximum indemnification permitted under Delaware law and the Investment Company Act. The agreements provide, among other things, for the advancement of expenses and indemnification for liabilities that such person may incur by reason of their status as a present or former Trustee or officer or member of the ASIF Investment Committee in any action or proceeding arising out of the performance of such person’s services as a present or former Trustee or officer or member of the ASIF Investment Committee.

Delaware Law and Certain Declaration of Trust Provisions

Organization and Duration

We were formed in Delaware on March 15, 2022, and will remain in existence until dissolved in accordance with our Declaration of Trust or pursuant to Delaware law.

Purpose

Under the Declaration of Trust, we are permitted to engage in any business activity that lawfully may be conducted by a statutory trust organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.

Our Declaration of Trust contains provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. Our Board of Trustees may, without shareholder action, authorize the issuance of shares in one or more classes or series, including preferred shares; our Board of Trustees may, without shareholder action, amend our Declaration of Trust to increase the number of our Common Shares, of any class or series, that we will have authority to issue; and our Declaration of Trust provides that, while we do not intend to list our Common Shares on any securities exchange, if any class of our Common Shares is listed on a national securities exchange, our Board of Trustees will be divided into three classes of Trustees serving staggered terms of three years each. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Trustees. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Sales and Leases to the Fund

Our Declaration of Trust provides that, unless otherwise permitted by the Investment Company Act or applicable guidance or exemptive relief of the SEC, we may not purchase or lease assets in which our investment adviser or any of its affiliates have an interest unless, as provided by the Omnibus Guidelines, all of the following conditions are met: (a) the transaction occurred at the formation of the Fund and is fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the assets are sold or leased upon terms that are reasonable to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert. However, our investment adviser may purchase assets in its own name (and assume loans in connection) and temporarily hold title, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for us, or the completion of construction of the assets, so long as all of the following conditions are met: (i) the assets are purchased by us at a price no greater than the cost of the assets to our investment adviser; (ii) all income generated by, and the expenses associated with, the assets so acquired will be treated as belonging to us; and (iii) there are no other benefits arising out of such transaction to our investment adviser apart from compensation otherwise permitted by the Omnibus Guidelines.

Sales and Leases to our Investment Adviser, Trustees or Affiliates

Our Declaration of Trust provides that, unless otherwise permitted by the Investment Company Act or applicable guidance or exemptive relief of the SEC, we may not sell assets to our investment adviser or any of its affiliates unless such sale is approved by the holders of a majority of our outstanding Common Shares. Our Declaration of Trust also provides that, unless otherwise permitted by the Investment Company Act or applicable guidance or exemptive relief of the SEC, we may not lease assets to our investment adviser, any trustee or any affiliate thereof unless, as provided by the Omnibus Guidelines all of the following conditions are met: (a) the transaction occurred at the formation of the Fund and is fully disclosed to the shareholders either in a prospectus or a periodic report filed with the SEC or otherwise; and (b) the terms of the transaction are fair and reasonable to us.

Loans

Our Declaration of Trust provides that we may not loan money to our investment adviser or any of its affiliates.

Commissions on Financing, Refinancing or Reinvestment

Our Declaration of Trust provides that, unless otherwise permitted by the Investment Company Act or applicable guidance or exemptive relief of the SEC, we generally may not pay, directly or indirectly, a commission or fee to our investment adviser or any of its affiliates in connection with the reinvestment of cash available for distribution, available reserves, or the proceeds of the resale, exchange or refinancing of assets.

Lending Practices

Our Declaration of Trust provides that, with respect to financing made available to us by our investment adviser, our investment adviser may not receive interest in excess of the lesser of our investment adviser’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. Our investment adviser may not impose a prepayment charge or penalty in connection with such financing and our investment adviser may not receive points or other financing charges. In addition, our investment adviser is prohibited from providing financing to us with a term in excess of 12 months.

Number of Trustees; Vacancies; Removal

Our Declaration of Trust provides that the number of Trustees will be set by our Board of Trustees in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Trustees may at any time increase or decrease the number of Trustees. Our Declaration of Trust provides that the number of Trustees generally may not be less than three. Except as otherwise required by applicable requirements of the Investment Company Act and as may be provided by our Board of Trustees in setting the terms of any class or series of preferred shares, pursuant to an election under our Declaration of Trust, any and all vacancies on our Board of Trustees may be filled only by the affirmative vote of a majority of the remaining Trustees in office, even if the remaining Trustees do not constitute a quorum, and any Trustee elected to fill a vacancy will serve for the remainder of the full term of the Trustee for whom the vacancy occurred and until a successor is elected by our shareholders and qualified, or until his or her earlier resignation, removal from office, death or incapacity, subject to any applicable requirements of the Investment Company Act. Independent Trustees will nominate replacements for any vacancies among the independent Trustees’ positions.

Our Declaration of Trust provides that a Trustee may be removed (i) for cause by a majority of the remaining Trustees (or in the case of the removal of a Trustee that is not an interested person, a majority of the remaining Trustees that are not interested persons); or (ii) with or without cause upon a vote by the holders of more than 50% of the outstanding shares entitled to vote.

We have a total of seven members of our Board of Trustees, four of whom are independent Trustees. Our Declaration of Trust provides that a majority of our Board of Trustees must be independent Trustees except for a period of up to 60 days after the death, removal or resignation of an independent Trustee pending the election of their successor. Each Trustee will serve an initial term that will expire at the annual meeting of shareholders held in 2026, and following such initial term, at the annual meeting of shareholders each third year thereafter. Each Trustee’s term will extend until his or her successor is duly elected by our shareholders or qualified. Each Trustee may be reelected to an unlimited number of succeeding terms successor is duly elected by our shareholders or qualified. While we do not intend to list our Common Shares on any securities exchange, if any class of our Common Shares is listed on a national securities exchange, our Board of Trustees will be divided into three classes of Trustees serving staggered terms of three years each.

Action by Shareholders

Our bylaws provide that unless otherwise provided in the Declaration of Trust, each outstanding share owned of record on the applicable record date, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. Under our bylaws, we are required to hold an annual meeting of shareholders each year. Special meetings may be called by a majority of the independent Trustees and our chief executive officer (or one of our co-chief executive officers, as the case may be), and will be limited to the purposes for any such special meeting set forth in the notice thereof. In addition, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by the secretary of the Fund to act on any matter that may properly be considered at a meeting of shareholders upon the written request of shareholders entitled to cast not less than 10% of all the votes entitled to be cast on such matter at such meeting. At any meeting of shareholders, the presence in person or by proxy of shareholders of the Fund holding 50% of our outstanding shares will constitute a quorum, except with respect to any matter that, under applicable statutes or regulatory requirements, requires approval by a separate vote of one or more classes of shares, in which case the presence in person or by proxy of holders representing 50% of the outstanding shares of such class will constitute a quorum.

With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board of Trustees at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Trustees or (3) provided that the Board of Trustees has determined that Trustees will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Declaration of Trust.

Our Declaration of Trust also provides that, subject to the mandatory provisions of any applicable laws or regulations or other provisions of the Declaration of Trust, the following actions may be taken by the shareholders, without concurrence by our Board of Trustees or our investment adviser, upon a vote by the holders of more than 50% of the outstanding shares entitled to vote to:

●	modify the Declaration of Trust;
●	remove our investment adviser or appoint a new investment adviser;
●	remove any Trustee with or without cause;
●	dissolve the Fund; or
●	sell all or substantially all of our assets other than in the ordinary course of business.

The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our Board of Trustees a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Trustees, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our Declaration of Trust does not give our Board of Trustees any power to disapprove shareholder nominations for the election of Trustees or proposals recommending certain action, they may have the effect of precluding a contest for the election of Trustees or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our common shareholders.

Our investment adviser and Board of Trustees, as applicable, may not, without the approval of a vote by the holders of more than 50% of the outstanding shares entitled to vote on such matters:

●	modify our Declaration of Trust except for amendments which do not materially alter or change the powers, preferences, or special rights of our Common Shares so as to affect them adversely;
●	voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially alter or change powers, preferences or special rights of our Common Shares so as to affect them adversely;
●	appoint a new investment adviser (other than a sub-adviser pursuant to the terms of our investment advisory and management agreement and applicable law);
●	sell all or substantially all of our assets other than in the ordinary course of business; or
●	cause the merger or similar reorganization of the Fund.

Additionally, the investment adviser may not amend the investment advisory and management agreement except for amendments which do not materially alter or change the powers, preferences, or special rights of our Common Shares so as to affect them adversely.

Amendment of the Declaration of Trust and Bylaws

Except for amendments to our Declaration of Trust which materially alter or change the powers, preferences, or special rights of our Common Shares so as to affect them adversely, our Declaration of Trust provides that our Board of Trustees may amend our Declaration of Trust without any vote of our common shareholders. Our Declaration of Trust provides that our Board of Trustees has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Actions by the Board of Trustees Related to Merger, Conversion, Reorganization or Dissolution

We may, following the receipt of any applicable approval of holders of our outstanding shares pursuant to our Declaration of Trust, cause our investment adviser to, approve a merger, conversion, consolidation or other reorganization of the Fund, provided that the resulting entity is a business development company under the Investment Company Act. We will not permit our investment adviser or our Board of Trustees to cause the merger or other reorganization of the Fund without the affirmative vote by the holders of more than 50% of our outstanding shares entitled to vote on the matter. The Fund may be dissolved at any time, without the approval of the holders of our outstanding Common Shares, unless such shareholder approval is required in connection with the sale of all or substantially all of our assets. In such case, the Fund may be dissolved upon the affirmative vote by the holders of more than 50% of our outstanding shares entitled to vote on the matter.

Unless otherwise expressly provided in our Declaration of Trust, in the event of any liquidation, dissolution or winding up of the Fund, whether voluntary or involuntary, the holders of all classes of Common Shares shall be entitled, after payment or provision for payment of our debts and other liabilities (as such liability may affect one or more of the classes of Common Shares), to share ratably in our remaining net assets.

Derivative Actions

No person, other than a Trustee, who is not a shareholder shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund.

In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Statute, a shareholder may bring a derivative action on our behalf only if the following conditions are met: (i) the shareholder or shareholders must make a pre-suit demand upon the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such an action is not likely to succeed; and a demand on the Board of Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, is composed of Board of Trustees who are not “independent Trustees” (as that term is defined in the Delaware Statutory Trust Statute); and (ii) unless a demand is not required under clause (i) above, the Board of Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and the Board of Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and, except for claims arising under federal or state securities laws, may require an undertaking by the shareholders making such request to reimburse us for the expense of any such advisors in the event that the Board of Trustees determine not to bring such action. Clause (i), above, does not apply to claims arising under federal or state securities laws. For purposes of this paragraph, the Board of Trustees may designate a committee of one or more Trustees to consider a shareholder demand.

Direct Actions

In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Statute, a shareholder may only bring a direct action against us or our Trustees if the following conditions are met: (i) the shareholder or shareholders must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; and a demand on the Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Trustees, or a majority of any committee established to consider the merits of such action, is composed of Trustees who are not “independent Trustees” (as that term is defined in the Delaware Statutory Trust Statute); and (ii) unless a demand is not required under clause (i) of this paragraph, the Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and the Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request. Clause (i) of this paragraph shall not apply to claims arising under federal or state securities laws.

Exclusive Delaware Jurisdiction

Each Trustee, each officer, each shareholder and each other person legally or beneficially owning a share or an interest in a share of the Fund (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Statute, (i) irrevocably agrees that any claims, suits, actions or proceedings asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or relating in any way to us, the Delaware Statutory Trust Statute, the Declaration of Trust, or the bylaws or asserting a claim governed by the internal affairs (or similar) doctrine (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (A) the provisions of the Declaration of Trust or bylaws, (B) the duties (including fiduciary duties), obligations or liabilities of the Fund to the shareholders or the Board of Trustees, or of officers or the Board of Trustees to us, to the shareholders or each other, (C) the rights or powers of, or restrictions on, us, the officers, the Board of Trustees or the shareholders, (D) any provision of the Delaware Statutory Trust Statute or other laws of the State of Delaware pertaining to trusts made applicable to us pursuant to Section 3809 of the Delaware Statutory Trust Statute, (E) any other instrument, document, agreement or certificate contemplated by any provision of the Delaware Statutory Trust Statute, the Declaration of Trust or the bylaws relating in any way to us or (F) the federal securities laws of the United States, including, without limitation, the Investment Company Act, or the securities or antifraud laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder (regardless, in each case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds or (z) are derivative or direct claims)), shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum or (C) the venue of such claim, suit, action or proceeding is improper, (iv) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (iv) hereof shall affect or limit any right to serve process in any other manner permitted by law and (v) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding. The limitations set forth in this paragraph do not apply to claims arising under federal or state securities laws or the rules and regulations thereunder.

Determinations by Our Board of Trustees

Our Declaration of Trust contains a provision that codifies the authority of our Board of Trustees to manage our business and affairs. This provision enumerates certain matters and states that the determination as to any such enumerated matters made by or pursuant to the direction of our Board of Trustees (consistent with our Declaration of Trust) is final, conclusive, and binding upon us and our shareholders. This provision does not alter the duties our Board of Trustees owes to us or our shareholders pursuant to our Declaration of Trust and under Delaware law. Further, it would not restrict the ability of a shareholder to challenge an action by our Board of Trustees which was taken in a manner that is inconsistent with our Declaration of Trust or the Board of Trustees’ duties under Delaware law or which did not comply with the requirements of the provision.

Construction and Governing Law

Our Declaration of Trust provides that the Declaration of Trust and the bylaws, and the rights and obligations of the Trustees and common shareholders, shall be governed by and construed and enforced in accordance with the Delaware Statutory Trust Act and the laws of the State of Delaware. Under the terms of our Declaration of Trust, to the fullest extent permitted by law, our common shareholders and the Board of Trustees will be deemed to have waived any non-mandatory rights of beneficial owners or trustees under the Delaware Statutory Trust Act or general trust law, and we, our common shareholders, and the Trustees (including the Delaware Trustee) shall not be subject to any applicable provisions of law pertaining to trusts that, in a manner inconsistent with the express terms of our Declaration of Trust or Bylaws, relate to or regulate (i) the filing with any court or governmental body or agency of trustee accounts or schedules of trustee fees and charges, (ii) affirmative requirements to post bonds for trustees, officers, agents or employees of a trust,(iii) the necessity for obtaining court or other governmental approval concerning the acquisition, holding or disposition of real or personal property, (iv) fees or other sums payable to trustees, officers, agents or employees of a trust, (v) the allocation of receipts and expenditures to income or principal, (vi) restrictions or limitations on the permissible nature, amount or concentration of trust investments or requirements relating to the titling, storage or other manner of holding or investing trust assets, or (vii) the establishment of fiduciary or other standards or responsibilities or limitations on the acts or powers of trustees, which are inconsistent with the limitations or liabilities or authorities and powers of Trustees as set forth or referenced in our Declaration of Trust.

Restrictions on Roll-Up Transactions

In connection with a proposed “roll-up transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up transaction, we will obtain an appraisal of all of our properties from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with us and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us, who is qualified to perform such work. In connection with a roll-up transaction, our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal will assume an orderly liquidation of our assets over a 12-month period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our common shareholders. We will include a summary of the appraisal, indicating all material assumptions underlying the appraisal, in a report to the shareholders in connection with the proposed roll-up transaction. If the appraisal or a fairness opinion with respect to the appraisal will be included in a prospectus used to offer the securities of the roll-up entity, the appraisal and such fairness opinion will be filed with the SEC and the states as an exhibit to the registration statement for the offering.

In connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to the shareholders who vote against the proposal a choice of:

●	accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or one of the following:
●	remaining as shareholders and preserving their interests in us on the same terms and conditions as existed previously; or
●	receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed roll-up transaction:

●	which would result in shareholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than those provided in our Declaration of Trust, including rights with respect to the election and removal of trustees, annual and special meetings, amendments to our Declaration of Trust and our dissolution;
●	which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of Common Shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up transaction on the basis of the number of shares held by that investor;
●	in which shareholders’ rights to access to records of the entity that would be created or would survive after the successful completion of the roll-up transaction will be less than those provided in our Declaration of Trust; or
●	in which we would bear any of the costs of the roll-up transaction if the shareholders reject the roll-up transaction; or unless the organizational documents of the entity that would survive the roll-up transaction provide that neither its adviser nor its dealer-manager may vote or consent on matters submitted to its shareholders regarding the removal of its adviser or any transaction between it and its adviser or any of its affiliates.

Access to Records

Any common shareholder is and will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Inspection of our records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses and telephone numbers of our common shareholders, along with the number of Common Shares held by each of them, is maintained as part of our books and records and will be available for inspection by any common shareholder or the shareholder’s designated agent at our office. The shareholder list is updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any common shareholder who requests the list within ten days of our receipt of the request. A shareholder may request a copy of the shareholder list for any proper and legitimate purpose, including, without limitation, in connection with matters relating to voting rights and the exercise of shareholder rights under federal proxy laws. A shareholder requesting a list will be required to pay reasonable costs of postage and duplication.

A shareholder may also request access to any other corporate records. If a proper request for the shareholder list or any other corporate records is not honored, then the requesting shareholder will be entitled to recover certain costs incurred in compelling the production of the list or other requested corporate records as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a shareholder will not have the right to, and we may require a requesting shareholder to represent that it will not, secure the shareholder list or other information for the purpose of selling or using the list for a commercial purpose not related to the requesting shareholder’s interest in our affairs. We may also require that such shareholder sign a confidentiality agreement in connection with the request.

Reports to Shareholders

Within 60 days after each fiscal quarter, we will distribute or make available by any reasonable means our quarterly report on Form 10-Q to all shareholders of record. In addition, we will distribute or make available by any reasonable means our annual report on Form 10-K to all shareholders within 120 days after the end of each calendar year, which must contain, among other things, a breakdown of the expenses reimbursed by us to our investment adviser. These reports will also be available on our website at https://www.areswms.com/solutions/asif/ and on the SEC’s website at www.sec.gov. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

Conflict with the Investment Company Act

Our Declaration of Trust provides that, if and to the extent that any provision of Delaware law, or any provision of our Declaration of Trust conflicts with any provision of the Investment Company Act, the applicable provision of the Investment Company Act will control.

DETERMINATION OF NET ASSET VALUE

The NAV per share for each class of our outstanding Common Shares is determined monthly by dividing the value of the total assets attributable to the class minus the liabilities attributable to the class by the total number of Common Shares outstanding of the class at the date as of which the determination is made. In calculating the value of our total assets, we take the following approach.

Investments

We value our investments in accordance with Section 2(a)(41) of the Investment Company Act and Rule 2a-5 thereunder, which sets forth requirements for determining fair value in good faith. Pursuant to Rule 2a-5 under the Investment Company Act, our Board of Trustees has designated our investment adviser as its “valuation designee” to perform fair value determinations for investments held by us without readily available market quotations, subject to the oversight by our Board of Trustees.

Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. Unrealized gains or losses primarily reflect the change in investment values, including the reversal of previously recorded unrealized gains or losses when gains or losses are realized.

Investments for which market quotations are readily available are typically valued at such market quotations. In order to validate market quotations, the Valuation Designee looks at a number of factors to determine if the quotations are representative of fair value, including the source and nature of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available are valued monthly at fair value as determined in good faith by the Valuation Designee, subject to the oversight of the Board of Trustees, based on, among other things, the input of our IVPs that have been engaged to support the valuation of such portfolio investments at least monthly, beginning as of the third quarter after origination (with certain de minimis exceptions) and under a valuation policy and a consistently applied valuation process. In addition, the Fund’s independent registered public accounting firm obtains an understanding of, and performs select procedures relating to, the Fund’s investment valuation process within the context of performing the Fund’s financial statement audit.

Investments in our portfolio that do not have a readily available market are valued at fair value as determined in good faith by the Valuation Designee, as described herein. As part of the valuation process for investments that do not have readily available market prices, the Valuation Designee may take into account the following types of factors, if relevant, in determining the fair value of the Fund’s investments: the enterprise value of a portfolio company (the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time), the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to any similar publicly traded securities, changes in the interest rate environment and the credit markets, which may affect the price at which similar investments would trade in their principal markets and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent sale occurs, the Valuation Designee considers the pricing indicated by the external event to corroborate the valuation.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Fund’s investments may fluctuate from period to period. Additionally, the fair value of the Fund’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Fund may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Fund was required to liquidate a portfolio investment in a forced or liquidation sale, the Fund could realize significantly less than the value at which the Fund has recorded it. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned. All investments are recorded at their fair value.

When the Valuation Designee determines the Fund’s NAV as of the last day of a month that is not also the last day of a calendar quarter, the investment adviser intends to update the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, the Valuation Designee will generally value such assets at the most recent quarterly valuation unless the Valuation Designee determines that a significant observable change has occurred since the most recent quarter end with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If the Valuation Designee determines such a change has occurred with respect to one or more investments, the Valuation Designee will determine whether to update the value for each relevant investment.

Fair Value of Financial Instruments

We follow ASC 825-10, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASC 825-10”), which provides companies the option to report selected financial assets and liabilities at fair value. ASC 825-10 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of the company’s choice to use fair value on its earnings. ASC 825-10 also requires companies to display the fair value of the selected assets and liabilities on the face of the balance sheet. We have not elected the ASC 825-10 option to report selected financial assets and liabilities at fair value. With the exception of the line items entitled “other assets” and “debt,” which are reported at amortized cost, the carrying value of all other assets and liabilities approximate fair value.

We also follow ASC 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), which expands the application of fair value accounting. ASC 820-10 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosure of fair value measurements. ASC 820-10 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. ASC 820-10 requires the Fund to assume that the portfolio investment is sold in its principal market to market participants or, in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820-10, the Fund has considered its principal market as the market in which the Fund exits its portfolio investments with the greatest volume and level of activity. ASC 820-10 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. In accordance with ASC 820-10, these inputs are summarized in the three broad levels listed below:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In addition to using the above inputs in investment valuations, the Fund’s Valuation Designee continues to employ the net asset valuation policy and procedures that have been reviewed by our Board of Trustees in connection with their designation of our investment adviser as our valuation designee and are consistent with the provisions of Rule 2a-5 under the Investment Company Act and ASC 820-10. Consistent with its valuation policy and procedures, the Valuation Designee evaluates the source of inputs, including any markets in which the Fund’s investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. Because there may not be a readily available market value for some of the investments in the Fund’s portfolio, the fair value of a portion of the investments may be determined using unobservable inputs.

The assets and liabilities classified as Level 1 or Level 2 are typically valued based on quoted market prices, forward foreign exchange rates, dealer quotations or alternative pricing sources supported by observable inputs. The Fund’s investment adviser will obtain prices from independent pricing services which generally utilize broker quotes and may use various other pricing techniques which take into account appropriate factors such as yield, quality, coupon rate, maturity, type of issue, trading characteristics and other data. The Fund’s investment adviser is responsible for all inputs and assumptions related to the pricing of securities. The Fund’s investment adviser has internal controls in place that support its reliance on information received from third-party pricing sources. As part of its internal controls, the Fund’s investment adviser obtains, reviews, and tests information to corroborate prices received from third-party pricing sources. For any security, if market or dealer quotations are not readily available, or if the Fund’s investment adviser determines that a quotation of a security does not represent a fair value, then the security is valued at a fair value as determined in good faith by the Fund’s investment adviser and will be classified as Level 3. In such instances, the Fund’s investment adviser will use valuation techniques consistent with the market or income approach to measure fair value and will give consideration to all factors which might reasonably affect the fair value.

The portfolio investments classified as Level 3 are typically valued using two different valuation techniques. The first valuation technique is an analysis of the enterprise value (“EV”) of the portfolio company. EV means the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. The primary method for determining EV uses a multiple analysis whereby appropriate multiples are applied to the portfolio company’s EBITDA (generally defined as net income before net interest expense, income tax expense, depreciation and amortization). EBITDA multiples are typically determined based upon review of market comparable transactions and publicly traded comparable companies, if any. The Valuation Designee may also employ other valuation multiples to determine EV, such as revenues or, in the case of certain portfolio companies in the power generation industry, kilowatt capacity. The second method for determining EV uses a discounted cash flow analysis whereby future expected cash flows of the portfolio company are discounted to determine a present value using estimated discount rates (typically a weighted average cost of capital based on costs of debt and equity consistent with current market conditions). The EV analysis is performed to determine the value of equity investments, the value of debt investments in portfolio companies where the Fund has control or could gain control through an option or warrant security, and to determine if there is credit impairment for debt investments. If debt investments are credit impaired, an EV analysis may be used to value such debt investments; however, in addition to the methods outlined above, other methods such as a liquidation or wind down analysis may be utilized to estimate EV. The second valuation technique is a yield analysis, which is typically performed for non-credit impaired debt investments in portfolio companies where the Fund does not own a controlling equity position. To determine fair value using a yield analysis, a current price is imputed for the investment based upon an assessment of the expected market yield for a similarly structured investment with a similar level of risk. In the yield analysis, the Valuation Designee considers the current contractual interest rate, the maturity and other terms of the investment relative to the risk of the company and the specific investment. A key determinant of risk, among other things, is the leverage through the investment relative to the EV of the portfolio company. As debt investments held by the Fund are substantially illiquid with no active transaction market, the Valuation Designee depends on primary market data, including newly funded transactions, as well as secondary market data with respect to high yield debt instruments and syndicated loans, as inputs in determining the appropriate market yield, as applicable.

The fair value of CLOs is estimated based on various valuation models from third-party pricing services. The provided prices are checked using internally developed models. The valuation models generally utilize discounted cash flows and take into consideration prepayment and loss assumptions, based on historical experience and projected performance, economic factors, the characteristics and condition of the underlying collateral, comparable yields for similar securities and recent trading activity. These securities are classified as Level 3. Private asset-backed securities classified as Level 3 are typically valued using two different valuation techniques. The first valuation technique is an analysis of the forecasted cash flows of the security. The forecasted cash flows take into consideration prepayment and loss assumptions, based on historical experience and projected performance, economic factors, and the characteristics and condition of the underlying collateral. For equity securities, the projected cash flows are present valued using a market discount rate to determine the fair value.

For debt securities, the analysis is used to determine if the borrower has the ability to repay its obligations. If it is determined that the borrower does have the ability to repay its obligations, the second valuation technique that is utilized is a yield analysis. To determine fair value using a yield analysis, a current price is imputed for the investment based upon an assessment of the expected market yield for a similarly structured investment with a similar level of risk. In the yield analysis, the Fund’s investment adviser considers the current contractual interest rate, the maturity and other terms of the investment relative to risk of the borrower and the specific investment. As the debt investments are substantially illiquid with no active transaction market, the Fund depends on primary market data, including newly funded transactions, as inputs in determining the appropriate market yield, as applicable.

PLAN OF DISTRIBUTION

General

We are offering a maximum of $15,000,000,000 in Common Shares pursuant to this prospectus on a “best efforts” basis through Ares Management Capital Markets LLC, our intermediary manager and a registered broker affiliated with our investment adviser. Because this is a “best efforts” offering, the intermediary manager must only use its best efforts to sell the shares, which means that no underwriter, broker or other person will be obligated to purchase any shares. The intermediary manager is headquartered at 1200 17th Street, 29th Floor, Denver, CO 80202.

The shares are being offered on a “best efforts” basis, which means generally that the intermediary manager is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. The Fund intends that the Common Shares offered pursuant to this prospectus will not be listed on any national securities exchange, and neither the intermediary manager nor the participating brokers intend to act as market-makers with respect to our Common Shares. Because no public market exists nor is expected for the shares, shareholders will likely have limited ability to sell their shares until, if and when there is a liquidity event for the Fund.

We are offering to the public three classes of Common Shares: Class S shares, Class D shares and Class I shares. We are offering to sell any combination of share classes with a dollar value up to the maximum offering amount. All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.” The share classes have different ongoing shareholder servicing and/or distribution fees.

Class S shares are available through brokerage and transactional-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating broker-dealers, (4) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law that are also registered with or as a broker-dealer, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by institutional accounts as defined by FINRA Rule 4512(c), (3) through bank-sponsored collective trusts and bank-sponsored common trusts, (4) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (5) through certain financial intermediaries that are not otherwise registered with or as a broker-dealer and that direct clients to trade with a broker-dealer that offers Class I shares, (6) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law that are also registered with or as a broker-dealer, whose broker-dealer does not receive any compensation from the Fund or from the intermediary manager, (7) by the Fund’s officers and Trustees and their immediate family members, as well as officers and employees of Ares and their immediate family members, (8) through transaction or brokerage platforms at participating broker-dealers and their affiliates, including by such broker-dealers’ officers, directors, employees and registered representatives, as well as the immediate family members of such persons, as defined by FINRA Rule 5130, (9) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers, and (10) by any other categories of purchasers that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S shares or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles. The minimum initial investment in this offering for Class I shares is $1,000,000, unless waived by the intermediary manager. If you are eligible to purchase all three classes of shares, then in most cases you should purchase Class I shares because participating brokers will not charge brokerage commissions on Class I shares and Class I shares have no shareholder servicing or distribution fee, which will reduce the NAV or distributions of the other share classes. However, Class I shares will not receive shareholder services. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase. Neither the intermediary manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in us.

The number of shares we have registered pursuant to the registration statement of which this prospectus forms a part is the number that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement. Under applicable SEC rules, we may extend this offering one additional year if all of the shares we have registered are not yet sold within two years. With the filing of a registration statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on registration statement is declared effective. Pursuant to this prospectus, we are offering to the public all of the shares that we have registered. Although we have registered a fixed dollar amount of our Common Shares, we intend effectively to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415. In such a circumstance, we may also choose to enlarge the continuous offering by including on such new registration statement a further amount of securities, in addition to any unsold securities covered by the earlier registration statement.

This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

Purchase Price

Shares are sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.

Underwriting Compensation

We entered into an Intermediary Manager Agreement with the intermediary manager, pursuant to which the intermediary manager agreed to, among other things, manage our relationships with third-party brokers engaged by the intermediary manager to participate in the distribution of Common Shares, which we refer to as “participating brokers,” and financial advisors. The intermediary manager also coordinates our marketing and distribution efforts with participating brokers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our Common Shares.

Upfront Sales Loads

Class S shares, Class D shares and Class I shares. We do not charge investors an upfront sales load with respect to Class S shares, Class D shares or Class I shares. However, if you buy Class S shares, Class D shares or Class I shares through certain selling agents, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class S shares, a 2.0% cap on NAV for Class D shares and a 2.0% cap on NAV for Class I shares.

Shareholder Servicing and/or Distribution Fees — Class S shares, Class D shares and Class I shares

Pursuant to Rule 12b-1 under the Investment Company Act, we adopted a shareholder servicing and distribution plan pursuant to which Class S shares and Class D shares are subject to shareholder servicing and/or distribution fees. The following table shows the shareholder servicing and/or distribution fees we and, ultimately, certain classes of our common shareholders, pay the intermediary manager with respect to the Class S shares and Class D shares on an annualized basis as a percentage of our NAV for such class. No shareholder servicing and/or distribution fees are paid with respect to the Class I shares.

Annual
Shareholder
Servicing and/or
Distribution Fee
as a % of NAV
Class S shares	0.85%
Class D shares	0.25%
Class I shares	—%

Subject to FINRA and other limitations on underwriting compensation described in “— Limitations on Underwriting Compensation” below, we and, ultimately, certain classes of our common shareholders, will pay a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares and a shareholder and a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fee will be paid with respect to the Class I shares.

The shareholder servicing and/or distribution fees are paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month, subject to FINRA and other limitations on underwriting compensation. The intermediary manager will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers. Because the shareholder servicing and/or distribution fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, such shareholder servicing and/or distribution fees reduce the NAV with respect to all shares of each such class, including shares issued under our distribution reinvestment plan.

Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S shares or Class D shares: assistance with recordkeeping, answering investor inquiries, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase. Because the shareholder servicing and/or distribution fees are paid out of the Fund’s other assets on an ongoing basis, over time these fees will increase the cost of a shareholder’s investment and may cost the shareholder more than paying other types of sales charges.

Our investment adviser, or its affiliates, may pay additional compensation out of its own resources (i.e., not Fund assets) to certain selling agents or financial intermediaries in connection with the sale of our Common Shares. The additional compensation may differ among brokers or dealers in amount or in the amount of calculation. Payments of additional compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Common Shares held by our common shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of the additional compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending us over other potential investments.

Other Compensation

We or our investment adviser may also pay directly, or reimburse the intermediary manager if the intermediary manager pays on our behalf, any organization and offering expenses (other than any upfront selling commissions and shareholder servicing and/or distribution fees).

Limitations on Underwriting Compensation

We will cease paying the shareholder servicing and/or distribution fees on the Class S shares and Class D shares on the earlier to occur of the following (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering including selling commissions, the shareholder servicing and/or distribution fees and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.

In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the intermediary manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the intermediary manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fees on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such common shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such common shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S shares or Class D shares.

This offering is being made in compliance with FINRA Rule 2310. Under the rules of FINRA, all items of underwriting compensation, including any upfront selling commissions, intermediary manager fees, reimbursement fees for bona fide due diligence expenses (including legal expenses), training and education expenses, non-transaction based compensation paid to registered persons associated with the intermediary manager in connection with the wholesaling of our offering and all other forms of underwriting compensation, will not exceed 10% of the gross offering proceeds (excluding shares purchased through our distribution reinvestment plan).

Term of the Intermediary Manager Agreement

Either party may terminate the Intermediary Manager Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Intermediary Manager Agreement. Our obligations under the Intermediary Manager Agreement to pay the shareholder servicing and/or distribution fees with respect to the Class S shares and Class D shares distributed in this offering as described therein shall survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above).

Indemnification of Participating Brokers and the Intermediary Manager

To the extent permitted by Delaware law, Sections 17(h) and 17(i) of the Investment Company Act and Article VII of our Declaration of Trust, we will indemnify the participating brokers and the intermediary manager against some civil liabilities. Pursuant to the Intermediary Manager Agreement, the Fund will indemnify participating brokers and the intermediary manager against certain liabilities under the Securities Act and liabilities arising from an untrue statement of material fact contained in, or omission to state a material fact in, this prospectus or the registration statement of which this prospectus is a part, blue sky applications or approved sales literature. Participating brokers and the intermediary manager will not be indemnified for any liability to which they would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of their duties, or by reason of their reckless disregard of their obligations and duties under the Intermediary Manager Agreement.

Supplemental Sales Material

In addition to this prospectus, we will use sales material in connection with the offering of shares, although only when accompanied by or preceded by the delivery of this prospectus. Some or all of the sales material may not be available in certain jurisdictions. This sales material may include information relating to this offering, the past performance of our investment adviser and its affiliates, property brochures and articles and publications concerning real estate. In addition, the sales material may contain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares only by means of this prospectus. Although the information contained in the sales material will not conflict with any of the information contained in this prospectus, the sales material does not purport to be complete and should not be considered as a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or the registration statement, or as forming the basis of the offering of our Common Shares.

Share Distribution Channels and Special Discounts

We expect our intermediary manager to use multiple distribution channels to sell our Common Shares. These channels may charge different brokerage fees for purchases of our Common Shares. Our intermediary manager is expected to engage participating brokers in connection with the sale of the shares of this offering in accordance with participating broker agreements.

Notice to Prospective Investors in Canada

This offering is being made in the applicable Canadian jurisdictions solely by this prospectus and any decision to purchase the Common Shares should be based solely on information contained in this prospectus. This prospectus is not, and under no circumstances is it to be construed as a prospectus, advertisement or public offering of the Common Shares in Canada. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus or the merits of the Common Shares, and any representation to the contrary is an offence. The Common Shares offered hereunder will be issued pursuant to this prospectus and Canadian subscription documents under exemptions from the prospectus requirements of the applicable securities laws of the applicable Canadian jurisdictions and will be subject to certain resale restrictions.

Notice to Prospective Investors in the Cayman Islands

This is not an offer to the public in the Cayman Islands to subscribe for interests, and applications originating from the Cayman Islands will only be accepted from Cayman Islands exempted companies, trusts registered as exempted in the Cayman Islands, Cayman Islands exempted limited partnerships, or companies incorporated in other jurisdictions and registered as foreign corporations in the Cayman Islands or limited partnerships formed in other jurisdictions and registered as foreign limited partnerships in the Cayman Islands.

Notice to Prospective Investors in Belgium

This offering is to be exclusively conducted under applicable private placement exceptions and therefore has not been and will not be notified to, and any other offering material relating to the offering has not been, and will not be approved by the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten/Autorité des services et marchés financiers) pursuant to the Belgian laws and regulations applicable to the public offering of securities. Accordingly, this prospectus and any other documents or materials related to the offer or sale, or invitation for subscription or purchase, of Common Shares in the Fund, may not be advertised, offered or distributed in any other way, directly or indirectly, to (i) any person located and/or resident in Belgium other than a professional client within the meaning of the Royal Decree of 19 December 2017 laying down detailed rules on the implementation of the directive on markets in financial instruments or (ii) any person qualifying as a consumer within the meaning of Article I.1 of the Belgian Code of economic law for the purposes of Book VI of the Belgian Code of economic law unless this is in compliance with the relevant provisions of such code and the implementing regulation.

Notice to Prospective Investors in the European Economic Area Member States

Following implementation of Directive 2011/61/EU of the EU Parliament and of the Council dated June 8, 2011 on Alternative Investment Fund Managers, as implemented in any relevant jurisdiction, together with Commission Delegated Regulation (EU) No 231/2013, including as amended in the European Economic Area (“EEA”) by Directive (EU) 2024/927, as well as any similar or supplementary law, rule or regulation, including as implemented, assimilated, amended, replaced, reenacted, and/or consolidated in the United Kingdom (“UK”) pursuant to applicable legislation including the UK Alternative Investment Fund Managers Regulations 2013/1773, and in each case as amended from time to time (the “AIFMD”), the offering or placement of Common Shares to or with investors domiciled or with a registered office in an EEA member state may be restricted or prohibited under national law in that EEA member state, or may be permitted only if the investment adviser complies with certain procedural and substantive obligations. The inclusion of an offering legend in respect of any EEA member state does not imply that an offering or placement of Common Shares has been or will be made to or with investors domiciled or with a registered office in that EEA member state; any such offering or placement will be made only where: (i) this is permitted under national law; and (ii) the investment adviser elects to comply with all relevant procedural and substantive obligations relating to the offering or placement of Common Shares.

The AIFMD does not restrict an EEA-based investor from investing in the Fund on its own initiative. This prospectus may be provided to an investor who is domiciled or has a registered office in an EEA jurisdiction in response to an own-initiative request, even where the Common Shares are not otherwise being offered or placed to or with investors based in that EEA member state at the initiative or on behalf of the investment adviser. Where information is provided in response to an own-initiative request by a prospective investor, such investor will not benefit from any protections or rights under the AIFMD in respect of any resulting subscription for Common Shares in the Fund.

Common Shares in the Fund are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail client within the meaning of the Second Markets in Financial Instruments Directive (2014/65/EU), as implemented in any relevant jurisdiction and as amended from time to time (“MiFID II”), and therefore no Key Information Document (“KID”) is required to be provided to investors in accordance with Packaged Retail and Insurance-based Investment Products Regulation (No 1286/2014) and the Commission Delegated Regulation (EU) 2017/653.

Notice to Prospective Investors in Finland

In Finland, this prospectus may be provided solely to, and Common Shares may be marketed only to Finnish professional investors (as defined in Directive 2014/65/EU and in the Finnish Act on Alternative Investment Fund Managers (laki vaihtoehtorahastojen hoitajista, 7.3.2014/162, as amended, “AIFML”)). Marketing of the Common Shares to Finnish professional investors has been notified to the Finnish Financial Supervisory Authority (“FIN-FSA”) in accordance with Chapter 20, Section 3 of the AIFML and the FIN-FSA has subsequently approved the commencement of such marketing.

Neither Ares nor the investment adviser is authorized or registered in Finland as an alternative investment fund manager in accordance with the AIFML. The Fund is not a UCITS fund and therefore its marketing is not subject to the provisions of the Finnish Act on Mutual Funds (sijoitusrahastolaki, 22.2.2019/213, as amended, the “MFA”), and accordingly, prospective investors should acknowledge that this prospectus is not a fund prospectus as meant in the MFA. Furthermore, even if Common Shares were to be construed as “securities” as defined in the EU Prospectus Regulation (EU) 2017/1129, the offering of Common Shares would be exempted from the obligation to publish a prospectus by virtue of the exemptions under Article 1(4) of the EU Prospectus Regulation. Accordingly, prospective investors must acknowledge that this prospectus is not a “prospectus” within the meaning of the EU Prospectus Regulation.

Prospective investors should also note that neither Ares nor the investment adviser are investment firms (sijoituspalveluyritys) within the meaning of the Finnish Investment Services Act (sijoituspalvelulaki, 14.12.2012/747, as amended). Any prospective investors should acknowledge that they will not be treated as clients of placement agents (if any) engaged by the Fund or the investment adviser in connection with the placement of Common Shares and such placement agents may not be under any duty to safeguard the interests of prospective investors. Furthermore, the Fund is not a property fund as meant in the Finnish Act on Property Funds (kiinteistörahastolaki, 19.12.1997/1173, as amended). This prospectus has been prepared for private placement purposes only and it may not be used for, and shall not be deemed, a public offering of Common Shares in Finland. In relation to its use in Finland, this prospectus is strictly for private use by its intended recipient and may not be passed on to third parties or otherwise distributed. The FIN-FSA has neither reviewed the disclosures made in this prospectus or any accompanying supplement nor determined that such disclosures are accurate or adequate.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Hong Kong residents should be aware that the Fund has not been authorised by the Securities and Futures Commission in Hong Kong (“SFC”) and the contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. Accordingly, Common Shares may not be offered or sold in Hong Kong by means of this prospectus or any other document other than to “professional investors” as defined in the Hong Kong Securities and Futures Ordinance (“SFO”) and rules made thereunder or in other circumstances which do not constitute an offer to the public for the purposes of the SFO or any other applicable legislation in Hong Kong. In relation to its use in Hong Kong, this prospectus is distributed on a confidential basis and may not be reproduced in any form or transmitted to any person other than the person to whom this prospectus has been sent. No Common Shares will be issued to any person other than the person to whom this prospectus has been sent. This prospectus may not be reproduced in any form or transmitted to any person other than the person to whom it is addressed. The Fund is a “complex product” for the purposes of the Code of Conduct for Persons Licensed by or Registered with the SFC. An investment in the Fund is not guaranteed or principal protected. Past performance is not indicative of future performance.

Notice to Prospective Investors in Iceland

This prospectus and the information contained herein does not constitute and is not intended to constitute an offer of securities in Iceland and accordingly should not be construed as such. This prospectus has been issued to the recipient, for personal use only, exclusively in connection with a private placement of interests in the Fund. Accordingly, this prospectus may not be used by the recipient for any other purpose nor forwarded to any other person in or entity Iceland (other than employees, agents or consultants in connection with the addressee’s consideration thereof). The Common Shares described in this prospectus may only be offered and sold (as well as resold) in Iceland in accordance with Article 64 of the Icelandic Act No. 45/2020 on Managers of Alternative Investment Funds (the “Icelandic Act”) to a person that is a Professional Investor as defined in Item no. 13 of Subparagraph 1 of Article 4 of the Icelandic MiFID II Act No. 115/2021. Also, any subsequent release, transfer or resale of the Common Shares in Iceland will need to comply with the applicable provisions of the Icelandic Act. Prospective Icelandic investors should consult with their own tax advisors as to the tax consequences of an investment in the Fund.

Notice to Prospective Investors in Ireland

The Common Shares referred to in this prospectus are being marketed to professional investors in Ireland, as defined in the European Union (Alternative Investment Fund Managers) Regulations 2013 (the “Irish AIFMD Regulations”) (each a “Professional Investor”). In no circumstance shall any Common Shares be marketed to any person in Ireland other than a Professional Investor. In particular, no Common Shares are being marketed to retail investors in Ireland, as defined in the Irish AIFMD Regulations. None of (i) the Common Shares, or (ii) any investment therein has been authorised by the Central Bank of Ireland.

In relation to its use in Ireland, this prospectus and the information contained herein are private and confidential and are for the use solely of the person to whom this prospectus is addressed (whose name is endorsed on the front page hereof). If a prospective Irish investor is not interested in making an investment in the Fund, this prospectus should be promptly returned. This prospectus does not, and shall not be deemed to, constitute an invitation to the public in Ireland to purchase Common Shares.

No person receiving a copy of this Prospectus may treat it as constituting an invitation to it to purchase Common Shares or a solicitation to anyone other than the addressee. No Irish investor shall knowingly sell any Common Shares to any other Irish investor.

By your acceptance and use of this prospectus you (a) accept and agree to the foregoing; (b) represent that you are qualified to receive this prospectus; and (c) agree not to copy or circulate this prospectus or any information in them to any other person without the express consent of the Fund.

The offer for sale of Common Shares shall not be made by any person in Ireland otherwise than in conformity with the provisions of the European Union (Markets in Financial Instruments) Regulations 2017 (as amended) and/or the Investment Intermediaries Act 1995 (as amended) and in accordance with any codes, guidance or requirements imposed by the Central Bank of Ireland thereunder.

No action has been taken or arrangement made with the Central Bank of Ireland (the competent authority in Ireland for the purpose of EU Prospectus Regulation (EU) 2017/1129 repealing Directive (2003/71/EC) (the “Prospectus Regulation”)) for the use of this prospectus as an approved prospectus (as defined in the Prospectus Regulation) in Ireland. Accordingly, this prospectus may not contain all the information required where a document is prepared pursuant to the Prospectus Regulation or the laws of the Republic of Ireland or of any EU Member State or EEA Treaty Adherent State that implement the Prospectus Regulation.

Notice to Prospective Investors in Luxembourg

No public offering of Common Shares is being made to investors resident in the Grand Duchy of Luxembourg (“Luxembourg”). Common Shares are being offered only to a limited number of professional investors in Luxembourg and not by way of a general solicitation. The Commission de Surveillance du Secteur Financier of Luxembourg (“CSSF”) has not verified the accuracy or adequacy of this prospectus or otherwise approved or authorised the offering of Common Shares to investors resident in Luxembourg. The CSSF has however been notified of the marketing of Common Shares to professional investors resident in Luxembourg in compliance with Article 45 of the law of 12 July 2013 on alternative investment fund managers, as amended, and related CSSF guidance. Material information provided to investors, including information disclosed in the context of meetings relating to offers of securities, shall be disclosed to all investors to whom the offer is exclusively addressed.

Notice to Prospective Investors in the Netherlands

In the Netherlands, if and to the extent applicable, Common Shares will solely be offered, sold, transferred or assigned, as part of their initial distribution or at any time thereafter, to natural persons who or legal entities which are Qualified Investors (gekwalificeerde beleggers) as defined in Section 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht (the “FSA”)), as amended from time to time. Common Shares may not otherwise be offered, sold, transferred or delivered, directly or indirectly, in the Netherlands.

Where an offer is made exclusively to Qualified Investors within the meaning of Section 1:1 of the FSA, the Fund and the investment adviser are not under an obligation to publish a prospectus, which has been approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten (AFM)) or by a competent authority of another member state of the European Economic Area in accordance with the EU Prospectus Regulation (EU) 2017/1129 repealing Directive (2003/71/EC) as amended.

Notice to Prospective Investors in Norway

The offering of Common Shares in Norway is subject to the offering rules of the Norwegian Alternative Investment Fund Managers Act of 20 June 2014 No. 28 (the “AIFM Act”), implementing the Alternative Investment Fund Managers Directive (AIFMD). The Fund has received the necessary authorisation for marketing to professional investors (as defined in the AIFM Act) in Norway, but is not under supervision by the Financial Supervisory Authority of Norway (Finanstilsynet). Each investor should carefully consider individual tax issues before investing in the Fund. The offer to participate in the subscription contained in this prospectus is only and exclusively directed to the addressees of this offer. The Common Shares will not be offered outside of the exemptions of the prospectus requirements laid down in the Securities Trading Act of 29 June 2007 No. 75, implementing the EU Prospectus Regulation (EU) 2017/1129. Consequently, this prospectus has not been approved by or registered with the Oslo Stock Exchange, the Financial Supervisory Authority of Norway (Finanstilsynet) or the Norwegian Company Registry. This prospectus must not be copied or otherwise distributed by the recipient either directly or indirectly, to other persons or entities domiciled in Norway without the consent of the offeror.

Notice to Prospective Investors in Sweden

This prospectus has not been, nor will it be, registered with or approved by the Swedish Financial Supervisory Authority (Sw. Finansinspektionen). Accordingly, this prospectus may not be made available, nor may Common Shares offered hereunder be marketed and offered for sale in Sweden, other than under circumstances which are deemed not to require a prospectus under the EU Prospectus Regulation (EU) 2017/1129 repealing Directive 2003/71/EC.

Swedish investors will be offered to invest in Fund only and other fund vehicles will not be made available to Swedish investors. The investment adviser has obtained, or will as and when applicable obtain, an authorisation from Finansinspektionen to market the Fund in Sweden in compliance with the Act (2013:561) on Managers of Alternative Investment Funds (Sw. lag (2013:561) om förvaltare av alternativa investeringsfonder) (the “Act”). This prospectus will not be made available, nor will Common Shares offered hereunder be marketed and offered for sale, in Sweden to investors not qualifying as professional investors under the Act.

Notice to Prospective Investors in Switzerland

This document and its contents are considered “advertising” for the purposes of the Swiss Federal Act on Financial Services of 15 June 2018, as amended (the “FinSA”).

The documentation of the Fund has not been approved by the Swiss Financial Market Supervisory Authority (“FINMA”) for the offer to non-qualified investors. The Fund can only be offered to institutional and professional investors within the meaning of art. 4 para. 3 and 4 and art. 4 para. 5 and art. 5 para. 1 of the FinSA. An investment in the Fund is therefore only available to, and any advertising is only directed at, institutional and professional investors (including opting-out retail investors) according to FinSA. Therefore, investors do not benefit from protection under the Collective Investment Schemes Act dated June 23, 2006 as amended (the “CISA”) or from supervision by FINMA and an investment in the Fund may carry higher levels of risks. This prospectus may only be used by those persons to whom it has been delivered in connection with the Common Shares and may neither be copied, directly/indirectly distributed, nor made available to other persons. This prospectus does not constitute investment advice.

This prospectus and any offering materials relating to the Fund may only be provided to, and Common Shares offered or sold to: (i) qualified investors, as defined in art. 10 para. 3 CISA (“Qualified Investors”) who are institutional clients (art. 4 para. 3 lit. a-d or art. 4 para. 4 of the FinSA) or professional clients (art. 4 para. 3 lit. e-i, art. 4 para. 5 and art 5 para. 1 of the FinSA); (ii) such other investors requesting the materials at their own initiative and unsolicited by the Fund, the investment adviser or any affiliate thereof, pursuant to Art. 3 para. 6 let. a of the Financial Services Ordinance.

The Fund, the investment adviser and/or its affiliates and people acting on its behalf when offering Common Shares or carrying on activities aimed at the acquisition or disposal of Common Shares in Switzerland may directly or indirectly receive compensation for doing so. Persons in receipt of this prospectus and any offering materials relating to the Fund agree to relinquish any right to such compensation. The amount of such compensation will be determined in accordance with the constitutional documents of the Fund. The actual amounts shall be disclosed to investors in the Fund in accordance with such constitutional documents.

The Fund is established under the Laws of Delaware, U.S.

The offer of interests in collective investment schemes to Qualified Investors falling within art. 5 para. 1 of the FinSA may be subject to the appointment of a representative and a paying agent in Switzerland. There are reasonable grounds to believe that the Fund would be characterized as a foreign collective investment scheme under Swiss law. As such, where Common Shares are to be offered to Qualified Investors falling within art. 5 para. 1 of the FinSA, the representative and a paying agent in Switzerland identified below have been appointed and disclosures below are made.

Swiss representative:	Mont-Fort Funds AG 63 Chemin Plan-Pra, 1936 Verbier, Switzerland
Swiss paying agent:

Banque Cantonale de Genève
17, quai de l’Ile, 1204 Geneva, Switzerland

Payment for subscription and/or repurchase of Common Shares may be made through the paying agent. A handling commission of 10 basis points (minimum CHF 12.00 and a maximum of CHF 200) based on the counter value of any payment is currently charged by the paying agent and would be charged in addition to the subscription or repurchase amount paid or received. If a subscription or repurchase is made through the paying agent, instructions and money must be received by the paying agent at least 24 hours before the appropriate dealing cut-off time. The amount of handling commission to be paid and the dealing cut-off time may change over time. The Fund or the investment adviser should therefore be contacted for more information on how payment for the subscription and/or repurchase of Common Shares may be processed through the paying agent and how resulting handling commissions may be settled.

Retrocessions:

The Fund, the investment adviser and/or its affiliates may pay retrocessions to third parties as remuneration for distribution activity and / or investor liaison activity in respect of Common Shares in or from Switzerland. This remuneration may be deemed payment for services such as the introduction of potential investors and ongoing intermediation between the Fund, the investment adviser and such potential investors.

Retrocessions are not deemed to be rebates, even if they are ultimately passed on, in full or in part, to investors. Recipients of such retrocessions must ensure transparent disclosure and inform investors, unsolicited and free of charge, about the amount of remuneration they may receive for distribution. On request of the investor, recipients of retrocessions must disclose the amounts they actually receive for distributing the relevant collective investment scheme to the investors concerned.

Rebates:	In respect of distribution in or from Switzerland, the investment adviser and/or its affiliates do not pay any rebates to reduce the fees or costs incurred by the investor and charged to the Fund.
Place where the relevant documents may be obtained:

This prospectus and the Second Amended and Restated Bylaws relating to the Fund as well as the annual and semi-annual reports of the Fund (if available) may be obtained free of charge from the Swiss Representative. Investors should not make any investment decision without having received the complete fund documentation.

Place of performance and jurisdiction:	In respect of the Common Shares distributed in or from Switzerland, the place of performance and jurisdiction is the registered office of the Swiss Representative.

Notice to Prospective Investors in the United Kingdom

Following implementation of the AIFMD, the offering or placement of Common Shares to or with investors domiciled or with a registered office in the UK may be restricted or prohibited under the law in the UK, or may be permitted only if the investment adviser complies with certain procedural and substantive obligations. The inclusion of this offering legend in respect of the UK does not imply that an offering or placement of Common Shares has been or will be made to or with investors domiciled or with a registered office in the UK; any such offering or placement will be made only where: (i) this is permitted under the law of the UK; and (ii) the investment adviser elects to comply with all relevant procedural and substantive obligations relating to the offering or placement of Common Shares.

Notwithstanding the foregoing paragraph, the AIFMD does not restrict a UK-based investor from investing in the Fund on its own initiative. This prospectus may be provided to an investor who is domiciled or has a registered office in the United Kingdom in response to an own-initiative request, even where the Common Shares are not otherwise being offered or placed to or with investors based in the UK at the initiative or on behalf of the investment adviser. Where information is provided in response to an own-initiative request by a prospective investor, such investor will not benefit from any protections or rights under the AIFMD in respect of any resulting subscription for Common Shares in the Fund.

Common Shares in the Fund are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail client within the meaning of MiFID II, as implemented and retained by the UK and amended from time to time, and therefore no KID is required to be provided to investors in accordance with the Packaged Retail and Insurance-based Investment Products Regulation (No 1286/2014) as implemented and retained by the UK and amended from time to time, and the Commission Delegated Regulation (EU) 2017/653 as implemented and retained by the UK and amended from time to time.

In the UK, this prospectus is being distributed only to and is directed only at (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or Article 14(5) of the Financial Services And Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001, as amended (the “Promotion of CIS Order”), (ii) high net worth entities falling within Article 49(2) of the Financial Promotion Order or Article 22(2) of the Promotion of CIS Order, and (iii) any other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). Persons who are not relevant persons must not act on or rely on this prospectus or any of its contents. Any investment or investment activity to which this prospectus relates is available only to relevant persons. Recipients in the UK must not distribute, publish, reproduce, or disclose this prospectus, in whole or in part, to any other person.

Any person who is in any doubt about an investment in the Fund should consult an authorised person specialising in advising on participation in unregulated collective investment schemes. It is the responsibility of the prospective investors to satisfy themselves as to full compliance with the relevant laws and regulations of any territory in connection with any application to participate in the Fund, including obtaining any requisite governmental or other consent and adhering to any other formality prescribed in such territory.

Notice to Prospective Investors regarding AML and AM Lux

Ares Management currently conducts its activities through the following advisory entities: Ares Management LLC, which is authorized and regulated by the SEC, Ares Management Limited (“AML”), which is authorized and regulated by the Financial Conduct Authority (the “FCA”) and Ares Management Luxembourg S.à r.l. (“AM Lux”), which is authorized and regulated the Commission de Surveillance du Secteur Financier (“CSSF”).

AML and AM Lux each provide certain investment services to the Fund, its “client” for regulatory purposes, including under MiFID II (including as implemented and retained in the UK and amended from time to time).

No investor will at any stage become a “client” of AML for regulatory purposes and none of these entities acts on behalf of any investor or is responsible for providing to any investor the protections afforded to a “client” for MiFID II purposes. AML and/or AM Lux will not provide any potential investor with advice and no person has the authority to represent otherwise.

Common Shares are only being offered, to the extent promoted or distributed by AML and/or AM Lux, to investors who are “professional clients” or “eligible counterparties” for the purposes of MiFID II and are not intended for any other persons.

HOW TO SUBSCRIBE

You may buy or request that we repurchase Common Shares through your financial advisor, a participating broker or other financial intermediary that has a selling agreement with the intermediary manager. Because an investment in our Common Shares involves many considerations, your financial advisor or other financial intermediary may help you with this decision. Due to the illiquid nature of investments in originated loans, our Common Shares are only suitable as a long-term investment. Because there is no public market for our Common Shares, shareholders may have difficulty selling their shares if we choose to repurchase only some, or even none, of the shares in a particular quarter, or if our Board of Trustees modifies, suspends or terminates share repurchase program.

Investors who meet the suitability standards described herein may purchase Common Shares. See “Suitability Standards” in this prospectus. Investors seeking to purchase Common Shares must proceed as follows:

●	Read this entire prospectus and any appendices and supplements accompanying this prospectus.
●	Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A. Subscription agreements may be executed manually or by electronic signature except where the use of such electronic signature has not been approved by the intermediary manager. Should you execute the subscription agreement electronically, your electronic signature, whether digital or encrypted, included in the subscription agreement is intended to authenticate the subscription agreement and to have the same force and effect as a manual signature.
●	Deliver a check, submit a wire transfer, instruct your broker to make payment from your brokerage account or otherwise deliver funds for the full purchase price of the Common Shares being subscribed for along with the completed subscription agreement to the participating broker. Checks should be made payable, or wire transfers directed, to “Ares Strategic Income Fund.” Such participating broker shall promptly transmit such funds directly to the account at UMB Bank, N.A. established for the Fund. For Class S shares and Class D shares, after you have satisfied the applicable minimum purchase requirement of $2,500, additional purchases must be in increments of $500. For Class I shares, after you have satisfied the applicable minimum purchase requirement of $1,000,000, additional purchases must be in increments of $500, unless such minimums are waived by the intermediary manager. The minimum subsequent investment does not apply to purchases made under our distribution reinvestment plan.
●	By executing the subscription agreement and paying the total purchase price for the Common Shares subscribed for, each investor attests that they meet the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms. Certain participating brokers may require additional documentation.

A sale of the shares to a subscriber may not be completed until at least five business days after the subscriber receives our final prospectus. Subscriptions to purchase our Common Shares may be made on an ongoing basis, but investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first business day of the applicable month (based on the NAV per share as determined as of the last calendar day of the applicable month designated by our Board of Trustees), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order, including satisfying any additional requirements imposed by the subscriber’s broker, and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first business day of the month (unless waived by the intermediary manager). Prior to our receipt and acceptance of the subscription orders effective as of the first business day of the applicable month, proceeds from sales of our Common Shares will be placed in an account at UMB Bank, N.A., under the control of our transfer agent, SS&C GIDS, Inc., until we accept or reject such subscription order. In accordance with Rule 15c2-4 under the Exchange Act, when we determine to accept or reject such subscription, such proceeds will be transmitted to us or returned to the investor promptly, as applicable. Upon our acceptance of a shareholder’s subscription, such proceeds will be transferred by our transfer agent into an account maintained by our custodian, U.S. Bank Trust Company, National Association. If a purchase order is received less than five business days prior to the first business day of the month, unless waived by the intermediary manager, the purchase order will be held in an account and executed in the next month’s closing at the transaction price applicable to that month.

For example, if you wish to subscribe for Common Shares in October, your subscription request must be received in good order at least five business days before the first business day of November. Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven business days after the Fund’s NAV as of October 31 is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, we expect that our NAV applicable to a purchase of shares will be available generally within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each shareholder’s purchase will be determined and shares are credited to the shareholder’s account as of the effective date of the share purchase. In this example, if accepted, your subscription would be effective on the first business day of November.

If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn, we will return the subscription agreement and SS&C GIDS, Inc., our transfer agent, will return the related funds to the prospective investor, without interest or deduction of any sales load, fees or expenses, promptly after such rejection, cancellation or withdrawal.

Common Shares purchased by a fiduciary or custodial account will be registered in the name of the fiduciary account and not in the name of the beneficiary. If you place an order to buy shares and your payment is not received and collected, your purchase may be canceled and you could be liable for any losses or fees we have incurred.

You have the option of placing a transfer on death (TOD), designation on your Common Shares purchased in this offering. A TOD designation transfers the ownership of the shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right to survivorship of the shares. If you would like to place a TOD designation on your Common Shares, you must check the TOD box on the subscription agreement and you must complete and return a TOD form, which you may obtain from your financial advisor, in order to effect the designation.

Purchase Price

Shares are sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.

If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you purchase in our primary offering will be automatically invested in additional shares of the same class. The purchase price for shares issued under our distribution reinvestment plan will be equal to the most recent available NAV per share for such shares at the time the distribution is payable.

We will generally adhere to the following procedures relating to purchases of Common Shares in this continuous offering:

●	On each business day, our transfer agent will collect purchase orders. Notwithstanding the submission of an initial purchase order, we can reject purchase orders for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. Investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first business day of the applicable month (based on the NAV per share as determined as of the last calendar day of the applicable month designated by our Board of Trustees), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first business day of the month. Prior to our receipt and acceptance of the subscription orders effective as of the first business day of the applicable month, proceeds from sales of our Common Shares will be placed in an interest-bearing account at UMB Bank, N.A., under the control of our transfer agent, SS&C GIDS, Inc., until we accept or reject such subscription order. Any interest earned with respect to such account will be used to offset Fund expenses payable to our transfer agent, which is expected to benefit our shareholders. Upon our acceptance of a shareholder’s subscription, such proceeds will be transferred by our transfer agent into an account maintained by our custodian, U.S. Bank Trust Company, National Association. If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn, we will return the subscription agreement and our transfer agent, will return the related funds to the prospective investor, without interest or deduction of any sales load, fees or expenses, promptly after such rejection, cancellation or withdrawal. If a purchase order is received less than five business days prior to the first business day of the month, unless waived by the intermediary manager, the purchase order will be held in an interest-bearing account and executed in the next month’s closing at the transaction price applicable to that month. As a result of this process, the price per share at which your order is executed may be different than the price per share for the month in which you submitted your purchase order.

●	Generally, within 20 business days after the first calendar day of the applicable month, we will determine our NAV per share for each share class as of the last calendar day of the immediately preceding month, which will be the purchase price for shares purchased with that effective date.
●	Completed subscription requests will not be accepted by us before two business days before the first business day of the applicable month.
●	Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted as described in the previous sentence. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on our toll-free, automated telephone line, 888-310-9352.
●	You will receive a confirmation statement of each new transaction in your account as soon as practicable but generally not later than seven business days after the shareholder transactions are settled when the applicable NAV per share is determined. The confirmation statement will include information on how to obtain information we have filed with the SEC and made publicly available on our website, https://www.areswms.com/solutions/asif/, including supplements to the prospectus. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

Our NAV may vary significantly from one month to the next. Through our website, you will have information about the most recently available NAV per share. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

In contrast to securities traded on an exchange or over-the-counter, where the price often fluctuates as a result of, among other things, the supply and demand of securities in the trading market, our NAV will be calculated once monthly using our valuation methodology, and the price at which we sell new shares and repurchase outstanding shares will not change depending on the level of demand by investors or the volume of requests for repurchases.

SHARE REPURCHASE PROGRAM

We do not intend to list our Common Shares on any national securities exchange. Because no public market exists nor is expected for the shares, shareholders will likely have limited ability to sell their shares absent a liquidity event. We currently do not intend to undertake a liquidity event, other than the liquidity from the share repurchase program described below, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time.

We have a share repurchase program pursuant to which we intend to offer to repurchase, at the discretion of our Board of Trustees, up to 5% of our Common Shares outstanding in each quarter. Our Board of Trustees may amend, suspend or terminate the share repurchase program if it deems such action to be in our best interest and the best interest of our common shareholders. As a result, share repurchases may not be available each quarter, or at all. We conduct any such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the Investment Company Act, with the terms of such tender offer published in a tender offer statement to be sent to all shareholders and filed with the SEC on Schedule TO. All shares purchased by us in connection with the share repurchase program will be retired and thereafter will be authorized and unissued shares.

In accordance with our share repurchase program, shares repurchased in our quarterly repurchases are repurchased using a purchase price equal to the NAV per share as of the last calendar day of the applicable month designated by our Board of Trustees, except that we deduct 2.00% from such NAV for shares that were not outstanding for at least one year. The holding period ends on the one-year anniversary of the subscription closing date. The Early Repurchase Deduction will not apply to shares acquired through our distribution reinvestment plan, and the Early Repurchase Deduction may be waived in the case of repurchase requests: (i) arising from the death or qualified disability of the holder; (ii) submitted by discretionary model portfolio management programs (and similar arrangements); (iii) from feeder funds (or similar vehicles) primarily created to hold our Common Shares, which are offered to non-U.S. persons, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; and (iv) in the event that a shareholder’s Common Shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance. The Early Repurchase Deduction is retained by us for the benefit of remaining shareholders. You may tender all of the Common Shares that you own. There is no repurchase priority for a shareholder under the circumstances of death or disability of such shareholder.

If shareholders seek to have an amount of shares repurchased that exceeds the repurchase offer amount, shares will generally be repurchased on a pro rata basis; however, our Board of Trustees may instead choose to amend the repurchase offer and accept for purchase all of our shares that were validly tendered. All unsatisfied repurchase requests do not carry over automatically and must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable. We will have no obligation to repurchase our Common Shares, including if the repurchase would violate the restrictions on distributions under federal law or Delaware law. The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any quarter. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market.

There is no assurance that the Board of Trustees will exercise its discretion to offer to repurchase our Common Shares or that there will be sufficient funds available to accommodate all of our common shareholders’ requests for repurchase. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your Common Shares that you have requested to be repurchased, or we determine not to make repurchases of our Common Shares, you will likely not be able to dispose of your Common Shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the Investment Company Act. Shareholders will not pay a fee to us in connection with our repurchase of shares under the share repurchase program.

The Fund will repurchase Common Shares from shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines to be fair to the Fund and to all shareholders. When the Board of Trustees determines that the Fund will repurchase Common Shares, notice will be provided to shareholders describing the terms of that particular offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their shares during the period that a repurchase offer is open may obtain the Fund’s most recent NAV per share on our website at: https://www.areswms.com/solutions/asif/. However, our repurchase offers will generally use the NAV on or around the last calendar day of a month designated by our Board of Trustees during the applicable quarter, which will not be available until after the expiration of the applicable tender offer, so you will not know the exact repurchase price of shares in the tender offer when you make your decision whether to tender your Common Shares. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

Repurchases of shares from shareholders by the Fund will be paid in full with cash no later than five business days after the expiration of the repurchase deadline. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of shares from shareholders by the applicable repurchase offer deadline.

If during any consecutive four-quarter period (each, an “LTM Repurchase Period”), we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer, the investment adviser intends to recommend that our Board approve a plan pursuant to which we will not make any new investments (excluding investment in any transactions for which there are binding written agreements (including investments funded in phases), follow-on investments made in existing portfolio companies, revolver or Letter of Credit drawdowns and obligations under any existing Fund guarantee and except as necessary for the Fund to (i) preserve its status as a RIC under the Code and as a BDC, (ii) repay indebtedness to allow for distributions or (iii) comply with applicable law) and will use all “capital available for investing” to accept properly submitted tenders until such time that all properly submitted tenders in a repurchase offer in respect of one quarter during an LTM Repurchase Period have been fully accepted; provided that the investment adviser is not required to make such recommendations to the Board if the Fund has, during each of the quarters in such LTM Repurchase Period, accepted repurchase offers for at least (i) 5% of the aggregate shares outstanding or (ii) the equivalent percentage (i.e., 20% of the aggregate shares outstanding) during such LTM Repurchase Period.

For these purposes, “capital available for investing” will be determined based on the amount of cash on hand, less Fund expenses, including, without limitation, management fees, amounts that may become due under any borrowing or other financings or similar obligations, amounts needed to meet current or anticipated debt covenants, obligations imposed by law, including the requirement under the Omnibus Guidelines that we not impair our capital or operations, courts, or arbitration or indemnity obligations. The purpose of this recommendation would be to allow the Fund to satisfy as many properly submitted tender requests as possible and we expect that during this time, we and our Board of Trustees would also consider additional ways to improve shareholder liquidity.

If, during any LTM Repurchase Period, we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer, the investment adviser will defer its incentive fee until all properly submitted tenders in any one repurchase offer have been accepted, after which such deferred incentive fee will become payable and no further incentive fee amounts will be required to be deferred; provided that the investment adviser is not required to defer its incentive fee if the Fund has, during each of the quarters in such LTM Repurchase Period, accepted repurchase offers for at least (i) 5% of the aggregate shares outstanding or (ii) the equivalent percentage (i.e., 20% of the aggregate shares outstanding) during such LTM Repurchase Period.

The majority of our assets will consist of directly originated loans that generally cannot be readily liquidated without impacting our ability to realize their full value upon disposition. For cash management and other purposes and in order to provide liquidity for share repurchases, we maintain a smaller allocation to broadly syndicated loans and other more liquid credit investments. We expect that the instruments underlying our liquid credit investments will primarily be the same as the instruments underlying our directly originated loans (including loans, notes, bonds and other corporate debt securities). We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in self-originated loans or other illiquid investments rather than repurchasing our Common Shares is in the best interests of the Fund and its common shareholders as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all.

If any common shareholder fails to maintain the minimum balance of $500 of our Common Shares, we may repurchase all of the shares held by that common shareholder at the repurchase price in effect on the date we determine that the common shareholder has failed to meet the minimum balance, less any Early Repurchase Deduction. Minimum account repurchases will apply even if the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account repurchases are not subject to the Early Repurchase Deduction.

Repurchase of our investment adviser’s shares by the Fund will be on the same terms and with the same limitations as those applicable to shareholders under the share repurchase program described herein.

Payment for repurchased shares may require us to liquidate portfolio holdings earlier than our investment adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. Our investment adviser intends to take measures, subject to policies as may be established by our Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.

DISTRIBUTION REINVESTMENT PLAN

We have adopted a distribution reinvestment plan, pursuant to which we will not reinvest cash distributions declared by the Board of Trustees on behalf of our common shareholders unless such shareholders elect for their shares to be automatically reinvested. As a result, if the Board of Trustees authorizes, and we declare, a cash distribution, then our common shareholders who have opted into our distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.

No action is required on the part of a registered shareholder to have his, her or its cash distribution. In order to opt into having his, her or its cash distribution automatically reinvested in our Common Shares, shareholders can complete and execute an enrollment form or any distribution authorization form as may be available from the Fund or SS&C Technologies, Inc. (the “Plan administrator”). Participation in the distribution reinvestment plan will begin with the next distribution payable after acceptance of a participant’s subscription, enrollment or authorization. Shares will be issued under the distribution reinvestment plan as of the first calendar day of the month following the record date of the distribution.

If a shareholder seeks to terminate its participation in the distribution reinvestment plan, notice of termination must be received in writing by the Plan administrator no later than the record date fixed by the Board of Trustees for distribution to shareholders to be effective for such distribution. Any transfer of shares by a participant to a non-participant will terminate participation in the distribution reinvestment plan with respect to the transferred shares. If a participant elects to tender its Common Shares in full and such full tender is accepted by the Fund, such shareholder’s participation in the Plan will be automatically terminated as of the expiration of the applicable tender offer and any distributions due to such shareholder on or after such date will be paid in cash on the scheduled distribution payment date.

If you elect to opt into the distribution reinvestment plan, any distributions we declare will be automatically reinvested in our Common Shares. There will be no selling commissions or intermediary manager fees charged to you if you participate in the distribution reinvestment plan. We will pay the Plan administrator fees under the distribution reinvestment plan. However, all shareholders, including those who opt out of the distribution reinvestment plan, will indirectly bear such Plan administrator fees. If your Common Shares are held by a broker or other financial intermediary, you may change your election by notifying your broker or other financial intermediary of your election.

The reinvestment of distributions does not relieve a participant in the Distribution Reinvestment Plan of any income tax liability that may be payable on the distributions. Please see “Certain Material U.S. Federal Income Tax Considerations — Taxation of U.S. Shareholders — Distributions on Our Common Shares” for information regarding the potential income tax liability of participating in the Distribution Reinvestment Plan. Additionally, distributions reinvested in Common Shares increase the Fund’s gross assets on which the base management fee and inventive fee are payable to the investment adviser.

Any issuances of our Common Shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state.

The purchase price for shares issued under our distribution reinvestment plan will be equal to the most recent available NAV per share for such shares at the time the distribution is payable. Common Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as the Common Shares offered pursuant to this prospectus.

See our Distribution Reinvestment Plan, which is filed as an exhibit to our registration statement for this offering, for more information.

PERPETUAL-LIFE BDC

We are a perpetual-life BDC. We use the term “perpetual-life BDC” to describe a BDC of indefinite duration that does not intend to complete a liquidity event within any specific time period, if at all, and whose shares of common stock are intended to be sold by the BDC monthly on a continuous basis at prices generally equal to the BDC’s monthly net asset value per share for the applicable class of common stock. As a perpetual-life BDC, our Board of Trustees does not expect to complete a liquidity event within any specific time period, if at all. A liquidity event could include a merger or another transaction approved by our Board of Trustees in which shareholders will receive cash or shares of a publicly traded company, or a sale of all or substantially all of its assets either on a complete portfolio basis or individually followed by a liquidation and distribution of cash to our common shareholders. A liquidity event also may include a sale, merger or rollover transaction with one or more affiliated investment companies managed by our investment adviser. A liquidity event involving a merger or sale of all or substantially all of our assets would require the approval of our common shareholders in accordance with our Declaration of Trust. We do not intend to list our Common Shares on a national securities exchange.

While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time. Upon the occurrence of a liquidity event, if any, all Class S shares and Class D shares will automatically convert into Class I shares and the ongoing servicing fee will terminate.

Our share repurchase program may provide a limited opportunity for you to have your Common Shares repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of the share repurchase program.

FINRA Rule 2310(b)(3)(D) requires that we disclose the liquidity of prior public programs sponsored by Ares, the parent company of our investment adviser. In addition to us, Ares has sponsored the following other public programs: Ares Real Estate Income Trust Inc., Ares Industrial Real Estate Income Trust Inc., Ares Capital Corporation and Ares Core Infrastructure Fund. Ares Real Estate Income Trust Inc. and Ares Industrial Real Estate Income Trust Inc. are perpetual life vehicles and do not have a date or time period at which they expect to consider liquidity events. Ares Capital Corporation is a closed-end management investment company that has elected to be regulated as a BDC under the Investment Company Act. Ares Capital Corporation’s common stock is traded on The NASDAQ Global Select Market under the symbol “ARCC” and it does not have a date or time period at which it expects to consider a liquidity event. Ares Core Infrastructure Fund is a closed-end management investment company that has elected to be regulated as a BDC under the Investment Company Act and is a perpetual-life BDC that does not expect to complete a liquidity event within any specific time period, if at all.

REGULATION

The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.

We have elected to be regulated as a BDC under the Investment Company Act and have elected to be treated as a RIC under the Code. As with other companies regulated by the Investment Company Act, a BDC must adhere to certain substantive regulatory requirements. The Investment Company Act contains prohibitions and restrictions relating to certain transactions between BDCs and certain affiliates (including any investment advisers or sub-advisers), principal underwriters and certain affiliates of those affiliates or underwriters. Among other things, absent exemptive relief, we generally cannot co-invest in any portfolio company in which a fund managed by Ares or any of its downstream affiliates (other than us and our downstream affiliates) is also co-investing. We, our investment adviser and certain of our affiliates have received the Co-Investment Exemptive Order from the SEC that permits us and other BDCs and registered closed-end management investment companies managed by Ares to co-invest in portfolio companies with each other and with other affiliated entities. As required by the Co-Investment Exemptive Order, we have adopted, and our Board of Trustees has approved, policies and procedures reasonably designed to ensure compliance with the terms of the Co-Investment Exemptive Order. Co-investments made under the Co-Investment Exemptive Order are subject to compliance with certain conditions and other requirements, which could limit our ability to participate in co-investment transactions. As a result of investments permitted by the Co-Investment Exemptive Order, there could be significant overlap in our investment portfolio and the investment portfolios of affiliated Ares entities that can rely on the Co-Investment Exemptive Order and that have an investment objective similar to ours. We may also otherwise co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and our investment adviser’s allocation policy. See “Regulation — Co-Investment Exemptive Order” for more information.

The Investment Company Act contains certain restrictions on certain types of investments we may make. Specifically, we may only invest up to 30% of our portfolio in entities that are not considered “eligible portfolio companies” (as defined in the Investment Company Act), including companies located outside of the United States, entities that are operating pursuant to certain exceptions under the Investment Company Act, and publicly traded entities whose public equity market capitalization exceeds the levels provided for under the Investment Company Act.

The Investment Company Act also requires that a majority of our trustees be persons other than “interested persons,” as that term is defined in Section 2(a)(19) of the Investment Company Act, referred to herein as “independent Trustees.” In addition, the Investment Company Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless that change is approved by holders of at least a majority of our outstanding voting securities. Under the Investment Company Act, the vote of holders of at least a “majority of outstanding voting securities” means the vote of the holders of the lesser of: (a) 67% or more of the outstanding Common Shares present at a meeting or represented by proxy if holders of more than 50% of the Common Shares are present or represented by proxy or (b) more than 50% of the outstanding Common Shares.

Under the Investment Company Act, we are not generally able to issue and sell our Common Shares at a price below net asset value per share. We may, however, sell our Common Shares, or warrants, options or rights to acquire our Common Shares, at a price below the current net asset value per share of our Common Shares if we comply with the provisions of Section 63(2) of the Investment Company Act, including the requirements that our Board of Trustees determine that such sale is in our best interests and the best interests of our common shareholders and our common shareholders approve such sale.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly traded securities of our portfolio companies. We may enter into hedging transactions to manage the risks associated with interest rate and currency fluctuations. We may purchase or otherwise receive warrants or options to purchase the common stock of our portfolio companies in connection with acquisition financings or other investments. In connection with such an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances.

We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the Investment Company Act. Under these limits, we generally cannot acquire more than 3% of the voting stock of any investment company (as defined in the Investment Company Act), invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of investment companies in the aggregate unless certain conditions are met. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our common shareholders to additional expenses.

In accordance with the Investment Company Act, a BDC generally is allowed to borrow amounts such that its asset coverage, calculated pursuant to the Investment Company Act, is at least 150% (or 200% if certain requirements under the Investment Company Act are not met) immediately after such borrowing. As such, we are currently allowed to borrow amounts or issue debt securities or preferred stock, which we refer to collectively as “senior securities,” such that our asset coverage, as calculated pursuant to the Investment Company Act, equals at least 150% immediately after such borrowing (i.e., we are able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us). On October 7, 2022, our sole initial shareholder approved a proposal that allowed us to reduce our asset coverage ratio applicable to senior securities from 200% to 150%. See “Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.”

Qualifying Assets

A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) below. Thus, under the Investment Company Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the Investment Company Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are the following:

(1)	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions):
(a)	is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the Investment Company Act as any issuer that:
(i)	is organized under the laws of, and has its principal place of business in, the United States;
(ii)	is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the Investment Company Act; and
(iii)	does not have any class of securities listed on a national securities exchange;
(b)	is a company that meets the requirements of (a)(i) and (ii) above, but is not an eligible portfolio company because it has issued a class of securities on a national securities exchange, if:
(i)	at the time of the purchase, we own at least 50% of the (x) greatest number of equity securities of such issuer and securities convertible into or exchangeable for such securities; and (y) the greatest amount of debt securities of such issuer, held by us at any point in time during the period when such issuer was an eligible portfolio company; and
(ii)	we are one of the 20 largest holders of record of such issuer’s outstanding voting securities; or
(c)	is a company that meets the requirements of (a)(i) and (ii) above, but is not an eligible portfolio company because it has issued a class of securities on a national securities exchange, if the aggregate market value of such company’s outstanding voting and non-voting common equity is less than $250 million.
(2)	Securities of any eligible portfolio company that we control.
(3)	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.
(5)	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.
(6)	Cash, cash items, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment.

Managerial Assistance to Portfolio Companies

BDCs generally must offer to make available to the issuer of portfolio securities significant managerial assistance, by either offering, and providing if accepted, significant guidance and counsel concerning the management operations or business objectives of the portfolio company or by exercising a controlling influence over the management or policies of a portfolio company, except in circumstances where either (i) the BDC does not treat such issuer of securities as an eligible portfolio company, or (ii) the BDC purchases such securities in conjunction with one or more other persons acting together and one of the other persons in the group makes available such managerial assistance.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash items, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as “temporary investments,” so that 70% of our assets are qualifying assets. Typically, we invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. Government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we may not meet the Diversification Tests in order to qualify as a RIC. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our investment adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Indebtedness and Senior Securities

We may be permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our Common Shares if our asset coverage, calculated pursuant to the Investment Company Act, is at least equal to 150% (or 200% if certain requirements under the Investment Company Act are not met) immediately after each such issuance (i.e., we are able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us). In addition, while certain types of indebtedness and senior securities remain outstanding, we may be required to make provisions to prohibit distributions to our common shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.”

Code of Ethics

We, Ares Capital Management and Ares Management Capital Markets LLC have each adopted a code of ethics pursuant to Rule 17j-1 under the Investment Company Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. Our code of ethics is filed as an exhibit to our registration statement of which this prospectus is a part. For information on how to obtain a copy of the code of ethics, see “Available Information” below.

Code of Conduct

As a BDC, we are subject to certain regulatory requirements that restrict our ability to engage in certain related-party transactions. We have adopted procedures for the review, approval and monitoring of transactions that involve us and certain of our related persons. For example, we have a code of conduct that generally prohibits our executive officers or trustees from engaging in any transaction where there is a conflict between such individual’s personal interest and the interests of the Fund. Waivers to the code of conduct can generally only be obtained from the Chief Compliance Officer, the chairperson of the Board of Trustees or the chairperson of the audit committee and are publicly disclosed as required by applicable law and regulations. In addition, the audit committee is required to review and approve all related-party transactions (as defined in Item 404 of Regulation S-K).

Proxy Voting Policies and Procedures

SEC-registered advisers that have the authority to vote (client) proxies (which authority may be implied from a general grant of investment discretion) are required to adopt policies and procedures reasonably designed to ensure that the adviser votes proxies in the best interests of its clients. Registered advisers also must maintain certain records on proxy voting. In most cases, we invest in securities that do not generally entitle us to voting rights in our portfolio companies. When we do have voting rights, we delegate the exercise of such rights to Ares Capital Management. Ares Capital Management’s proxy voting policies and procedures are summarized below:

In determining how to vote, officers of our investment adviser consult with each other and other investment professionals of Ares, taking into account our and our investors’ interests as well as any potential conflicts of interest. Our investment adviser consults with legal counsel to identify potential conflicts of interest. Where a potential conflict of interest exists, our investment adviser may, if it so elects, resolve it by following the recommendation of a disinterested third party, by seeking the direction of our independent Trustees or, in extreme cases, by abstaining from voting. While our investment adviser may retain an outside service to provide voting recommendations and to assist in analyzing votes, our investment adviser will not delegate its voting authority to any third party.

An officer of Ares Capital Management keeps a written record of how all such proxies are voted. Our investment adviser retains records of (a) proxy voting policies and procedures, (b) all proxy statements received (or it may rely on proxy statements filed on the SEC’s EDGAR system in lieu thereof), (c) all votes cast, (d) investor requests for voting information and (e) any specific documents prepared or received in connection with a decision on a proxy vote. If it uses an outside service, our investment adviser may rely on such service to maintain copies of proxy statements and records, so long as such service will provide a copy of such documents promptly upon request.

Our investment adviser’s proxy voting policies are not exhaustive and are designed to be responsive to the wide range of issues that may be subject to a proxy vote. In general, our investment adviser votes our proxies in accordance with these guidelines unless: (a) it has determined otherwise due to the specific and unusual facts and circumstances with respect to a particular vote, (b) the subject matter of the vote is not covered by these guidelines, (c) a material conflict of interest is present or (d) our investment adviser finds it necessary to vote contrary to its general guidelines to maximize shareholder value or the best interests of the Fund. In reviewing proxy issues, our investment adviser generally uses the following guidelines:

Elections of Directors: In general, our investment adviser will vote proxies in favor of the management-proposed slate of directors. If there is a proxy fight for seats on a portfolio company’s board of directors, or our investment adviser determines that there are other compelling reasons for withholding our vote, it will determine the appropriate vote on the matter. Our investment adviser may withhold votes for directors when it (a) believes a direct conflict of interest exists between the interests of the director and the shareholders, (b) concludes that the actions of the director are unlawful, unethical or negligent or (c) believes the board is entrenched in or dealing inadequately with performance problems, and/or acting with insufficient independence between the board and management. Finally, our investment adviser may withhold votes for directors of non-U.S. issuers where there is insufficient information about the nominees disclosed in the proxy statement.

Appointment of Auditors: We will generally rely on the judgment of the portfolio company’s audit committee in selecting the independent auditors who will provide the best services to the portfolio company. We will generally support management’s recommendation in this regard; however, we believe that independence of auditors is paramount to the protection of shareholders and will vote against auditors whose independence appears to be impaired.

Changes in Governance Structure: Changes in the charter or bylaws of a portfolio company may be required by state or federal regulation. In general, our investment adviser will cast our votes in accordance with the management on such proposals. However, our investment adviser will consider carefully any proposal regarding a change in corporate structure that is not required by state or federal regulation.

Corporate Restructurings and Reorganizations: We believe proxy votes dealing with corporate restructurings, including mergers and acquisitions, and reorganizations are an extension of the investment decision. Accordingly, our investment adviser will analyze such proposals on a case-by-case basis and vote in accordance with its view of our interests.

Proposals Affecting Shareholder Rights: We will generally vote in favor of proposals that give shareholders a greater voice in the affairs of a portfolio company and oppose any measure that seeks to limit such rights. However, when analyzing such proposals, our investment adviser will balance the financial impact of the proposal against any impairment of shareholder rights as well as of our investment in the portfolio company.

Corporate Governance: We recognize the importance of good corporate governance. Accordingly, our investment adviser will generally favor proposals that promote transparency and accountability within a portfolio company.

Anti-Takeover Measures: Our investment adviser will evaluate, on a case-by-case basis, any proposals regarding anti-takeover measures to determine the effect such measure is likely to have on shareholder value.

Stock Splits: Our investment adviser will generally vote with management on stock split matters.

Limited Liability of Directors: Our investment adviser will generally vote with management on matters that could adversely affect the limited liability of directors.

Social and Corporate Responsibility: Our investment adviser will review proposals related to social, political and environmental issues to determine whether they may adversely affect shareholder value. Our investment adviser may abstain from voting on such proposals where they do not have a readily determinable financial impact on shareholder value.

Executive and Directors Compensation: Our investment adviser will evaluate, on a case-by-case basis, any proposals regarding stock option and compensation plans. We will generally vote against any proposed plans that we believe may result in excessive transfer of shareholder value.

Shareholders may obtain information regarding how we voted proxies with respect to our portfolio securities free of charge by making a written request for proxy voting information to our Investor Relations Department at Ares Strategic Income Fund, 245 Park Avenue, 44th Floor, New York, New York 10167, by calling us at 888-310-9352 or on the SEC’s website at www.sec.gov.

Privacy Principles

We endeavor to maintain the privacy of our recordholders and to safeguard their non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we will not receive any non-public personal information about recordholders of our Common Shares, although certain of our recordholders’ non-public information may become available to us. The non-public personal information that we may receive falls into the following categories:

●	information we receive from recordholders, whether we receive it orally, in writing or electronically. This includes recordholders’ communications to us concerning their investment;
●	information about recordholders’ transactions and history with us; and

●	other general information that we may obtain about recordholders, such as demographic and contact information such as address.

We disclose non-public personal information about recordholders:

●	to our affiliates (such as our investment adviser and administrator) and their employees for everyday business purposes;
●	to our service providers (such as our accountants, attorneys, custodians, transfer agent, underwriters and proxy solicitors) and their employees, as is necessary to service recordholder accounts or otherwise provide the applicable service;
●	to comply with court orders, subpoenas, lawful discovery requests or other legal or regulatory requirements; or
●	as allowed or required by applicable law or regulation.

When we share non-public recordholder personal information referred to above, the information is made available for limited business purposes and under controlled circumstances designed to protect our recordholders’ privacy. We do not permit use of recordholder information for any non-business or marketing purpose, nor do we permit third parties to rent, sell, trade or otherwise release or disclose information to any other party.

Our service providers, such as our investment adviser, administrator and transfer agent, are required to maintain physical, electronic, and procedural safeguards to protect recordholder non-public personal information, to prevent unauthorized access or use and to dispose of such information when it is no longer required.

Personnel of affiliates may access recordholder information only for business purposes. The degree of access is based on the sensitivity of the information and on personnel need for the information to service a recordholder’s account or comply with legal requirements.

If a recordholder ceases to be a recordholder, we will adhere to the privacy policies and practices as described above. We may choose to modify our privacy policies at any time. Before we do so, we will notify recordholders and provide a description of our privacy policy.

In the event of a corporate change in control resulting from, for example, a sale to, or merger with, another entity, or in the event of a sale of assets, we reserve the right to transfer non-public personal information of holders of our securities to the new party in control or the party acquiring assets.

Other

We will be periodically examined by the SEC for compliance with the Securities Act, Exchange Act and Investment Company Act, and are subject to the periodic reporting and related requirements of the Exchange Act.

We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any Trustee or officer against any liability to us or our common shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.

We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the Investment Company Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company. Our website address is https://www.areswms.com/solutions/asif/. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

Compliance with the Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act imposes a wide variety of regulatory requirements on publicly held companies and their insiders. Many of these requirements affect us. The Sarbanes-Oxley Act has required us to review our policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all future regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

Certain Securitisation Regulations

The AIFMD regulates the activities of certain private fund managers undertaking fund management activities or marketing interests in alternative investment funds to investors in the EEA or the UK. To the extent the Fund is actively marketed to investors domiciled or having their registered office in the EEA or the UK, Regulation (EU) 2017/2402, including as implemented and retained by the UK following its departure from the EU and amended from time to time (the “EU Securitisation Regulation”), may prohibit the Fund from acquiring securitization positions which do not comply with the European Union’s (“EU”) risk retention criteria, where the securities / instruments of such securitizations were issued on or after January 1, 2019. The EU’s or UK’s risk retention criteria for securitizations may not be aligned with the criteria for securitizations under the laws of other jurisdictions, where such laws exist, including under U.S. law. This could result in the Fund being prohibited from acquiring positions in certain securitizations or similar structures, whether originated in the EU or UK or otherwise, notwithstanding that such transactions would otherwise be permitted in accordance with the Fund’s investment strategy / restrictions.

The UK Securitisation Regulations were revised on November 28, 2023 to take non-UK AIFs (who have registered funds for marketing under the National Private Placement Rules in the Alternative Investment Fund Managers Regulation 2013 (UK)) out of scope if they are an institutional investor (but other direct obligations continue to apply).

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of material U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of our Common Shares and our qualification and taxation as a RIC for U.S. federal income tax purposes. This discussion does not purport to be a complete description of all of the tax considerations relating thereto. In particular, we have not described certain considerations that may be relevant to certain types of shareholders subject to special treatment under U.S. federal income tax laws, including shareholders subject to the alternative minimum tax, tax-exempt organizations, private college and university endowments, charitable remainder trusts, insurance companies, shareholders that are treated as partnerships for U.S. federal income tax purposes, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, pension plans and trusts, financial institutions, a person that holds shares in our Common Shares as part of a straddle or a hedging or conversion transaction, real estate investment trusts (“REITs”), RICs, U.S. shareholders (as defined below) whose functional currency is not the U.S. dollar, non-U.S. shareholders (as defined below) engaged in a trade or business in the United States, persons who have ceased to be U.S. citizens or to be taxed as residents of the United States, “controlled foreign corporations,” and passive foreign investment companies (“PFICs”). This summary is limited to shareholders that hold our Common Shares as capital assets (within the meaning of the Code), and does not address owners of a shareholder. This discussion is based upon the Code, its legislative history, existing and proposed U.S. Treasury regulations, published rulings and court decisions, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the IRS regarding the offerings pursuant to this prospectus or pursuant to the accompanying prospectus supplement unless expressly stated therein. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invest in tax-exempt securities or certain other investment assets. It also does not discuss the tax aspects of Common Shares sold in units with the other securities being registered.

A “U.S. shareholder” is a beneficial owner of our Common Shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
●	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes; or
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. shareholder” is a beneficial owner of our Common Shares that is not a U.S. shareholder or an entity that is treated as a partnership for U.S. federal income tax purposes.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our Common Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective investor that is a partner in a partnership that will hold our Common Shares should consult its tax advisors with respect to the purchase, ownership and disposition of our Common Shares.

An investment in our Common Shares is complex, and certain aspects of the U.S. tax treatment of such investment are not certain. Tax matters are very complicated and the tax consequences to an investor of an investment in our Common Shares will depend on the facts of his, her or its particular situation. We strongly encourage investors to consult their tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of our Common Shares, as well as the effect of any state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty, and the effect of any possible changes in the tax laws.

Election to Be Taxed as a RIC

As a BDC, we have elected to be treated and to operate in a manner so as to continuously qualify annually as a RIC under the Code. As a RIC, we generally will not pay corporate-level U.S. federal income taxes on our net ordinary income or capital gains that we timely distribute (or are deemed to distribute) to our common shareholders as dividends. Instead, distributions (or are deemed to timely distribute) generally will be taxable to shareholders, and any net operating losses, foreign tax credits and most other tax attributes generally will not pass through to shareholders. We will be subject to U.S. federal corporate-level income tax on any undistributed income and gains. To continue to qualify as a RIC, we must, among other things, meet certain source of income and asset diversification requirements (as described below). In addition, we must distribute to our common shareholders, for each taxable year at least 90% of our “investment company taxable income,” as defined by the Code, pursuant to the “Annual Distribution Requirement.” See “Risk Factors — Risks Relating to Our Business and Structure — We may be subject to additional corporate-level income taxes if we fail to maintain our status as a RIC” and “We may have difficulty paying our required distributions under applicable tax rules if we recognize income before or without receiving cash representing such income.”

Taxation as a RIC

If we:

●	qualify as a RIC; and
●	satisfy the Annual Distribution Requirement;

then we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain (realized net long-term capital gain in excess of realized net short-term capital loss) that we timely distribute (or are deemed to timely distribute) to shareholders. We will be subject to U.S. federal income tax at the regular corporate rates on any net income or capital gains not distributed (or deemed distributed) to our common shareholders.

We will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our ordinary income for each calendar year, (2) 98.2% of our capital gain net income for each calendar year and (3) any income realized, but not distributed, in preceding years (to the extent that U.S. federal income tax was not imposed on such amounts) less certain over-distributions in the prior year (collectively, the “Excise Tax Requirement”). We can be expected to pay such excise tax on a portion of our income.

Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and (2) other requirements relating to our status as a RIC, including the Diversification Tests (as defined below). If we dispose of assets to meet the Annual Distribution Requirement, the Diversification Tests, or the Excise Tax Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

To qualify as a RIC for U.S. federal income tax purposes, we generally must, among other things:

●	qualify to be treated as a BDC at all times during each taxable year;
●	derive in each taxable year at least 90% of our gross income from (a) dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities or foreign currencies, or other income derived with respect to our business of investing in such stock, securities or foreign currencies, or (b) net income derived from an interest in a “qualified publicly traded partnership” or “QPTP” (collectively, the “90% Income Test”); and
●	diversify our holdings so that at the end of each quarter of the taxable year:
●	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities that, with respect to any issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of that issuer; and

●	no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of (i) one issuer, (ii) two or more issuers that are controlled, as determined under the Code, by us and that are engaged in the same or similar or related trades or businesses or (iii) securities of one or more QPTPs (collectively, the “Diversification Tests”).

Our qualification and taxation as a RIC depends upon our ability to satisfy on a continuing basis, through actual, annual operating results, distribution, income and asset, and other requirements imposed under the Code. However, no assurance can be given that we will be able to meet the complex and varied tests required to qualify as a RIC or to avoid corporate level tax. In addition, because the relevant laws may change, compliance with one or more of the RIC requirements may be impossible or impracticable.

We may invest in partnerships, including QPTPs, which may result in our being subject to state, local or foreign income, franchise or other tax liabilities. For the purpose of determining whether the Fund satisfies the 90% Income Test and the Diversification Tests described above, the character of our distributive share of items of income, gain, losses, deductions and credits derived through any investments in companies that are treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships), or are treated as disregarded as separate from us for U.S. federal income tax purposes, generally will be determined as if we realized these tax items directly. Further, for purposes of calculating the value of our investment in the securities of an issuer for purposes of determining the 25% requirement described above, the Fund’s proper proportion of any investment in the securities of that issuer that are held by a member of our “controlled group” must be aggregated with our investment in that issuer. A controlled group is one or more chains of corporations connected through stock ownership with us if (a) at least 80% of the total combined voting power of all classes of voting stock of each of the corporations is owned directly by one or more of the other corporations, and (b) we directly own at least 80% or more of the combined voting stock of at least one of the other corporations.

A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If our deductible expenses in a given taxable year exceed our investment company taxable income, we may incur a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its shareholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but may carry forward such net capital losses, and use them to offset future capital gains, indefinitely. Any underwriting fees paid to us are not deductible. Due to these limits on deductibility of expenses and net capital losses, we may for U.S. federal income tax purposes have aggregate taxable income for several taxable years that we are required to distribute and that is taxable to our common shareholders even if such taxable income is greater than the net income we actually earn during those taxable years.

We may be required to recognize taxable income for U.S. federal income tax purposes in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount, or “OID” (such as debt investments with PIK interest or, in certain cases, that have increasing interest rates or that are issued with warrants), we must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any OID accrued will be included in our investment company taxable income for the taxable year of accrual, we may be required to make a distribution to our common shareholders in order to satisfy the Annual Distribution Requirement or the Excise Tax Requirement, even though we will not have received any corresponding cash amount. In order to enable us to make distributions to shareholders that will be sufficient to enable us to satisfy the Annual Distribution Requirement and the Excise Tax Requirement we may need to liquidate or sell some of our assets at times or at prices that are not advantageous, raise additional equity or debt capital, take out loans, forego new investment opportunities or otherwise take actions that are disadvantageous to our business (or be unable to take actions that are advantageous to our business). Our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our qualification as a RIC, including the Diversification Tests. If we borrow money, we may be prevented by loan covenants from declaring and making distributions in certain circumstances. Even if we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements, under the Investment Company Act, we are generally not permitted to make distributions to our common shareholders while our debt obligations and senior securities are outstanding unless certain “asset coverage” tests or other financial covenants are met. Limits on our ability to make distributions may prevent us from meeting the Annual Distribution Requirement, and may, therefore, jeopardize our qualification for taxation as a RIC, or subject us to the 4% excise tax on undistributed income.

A portfolio company in which we invest may face financial difficulty that requires us to work-out, modify or otherwise restructure our investment in the portfolio company. Any such restructuring could, depending on the specific terms of the restructuring, cause us to recognize taxable income without a corresponding receipt of cash, which could affect our ability to satisfy the Annual Distribution Requirement or the Excise Tax Requirement, or result in unusable capital losses and future non-cash income. Any such reorganization could also result in our receiving assets that give rise to non-qualifying income for purposes of the 90% Income Test.

Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (a) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (b) convert long-term capital gain (currently taxed at lower rates for non-corporate taxpayers) into higher taxed short-term capital gain or ordinary income, (c) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (d) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (e) adversely alter the characterization of certain complex financial transactions, (f) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (g) cause us to recognize income or gain without receipt of a corresponding cash payment, and (h) produce income that will not be qualifying income for purposes of the 90% Income Test. We intend to monitor our transactions and may make certain tax elections that are intended to maintain our status as a RIC and mitigate the effects of these provisions; however, no assurance can be given that we will be eligible for any such tax elections or that any elections we make will fully mitigate the effects of these provisions.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long term or short term, depending on how long we held a particular warrant.

Our investment in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. In that case, our yield on those securities would be decreased. Shareholders will generally not be entitled to claim a U.S. foreign tax credit or deduction with respect to non-U.S. taxes paid by us.

If we purchase shares in a PFIC, we may be subject to U.S. federal income tax on a portion of any “excess distribution” received on, or gain from the disposition of, such shares, even if such income is distributed as a taxable dividend by us to our common shareholders. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, we will be required to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to us. Alternatively, we may elect to mark-to-market at the end of each taxable year our shares in such PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Our ability to make either election will depend on factors beyond our control, and we are subject to restrictions that may limit the availability or benefit of these elections. Under either election, we may be required to recognize in any year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of determining whether we satisfy the Excise Tax Requirement.

Our functional currency is the U.S. dollar for U.S. federal income tax purposes. Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time we accrue income, expenses or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities may be treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts, the disposition of debt denominated in a foreign currency and other financial transactions denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, may also be treated as ordinary income or loss.

Some of the income and fees that we may recognize, such as, but not limited to, management fees, certain fees earned with respect to our investments, income recognized in a work-out or restructuring of a portfolio investment, or income recognized from an equity investment in an operating partnership, may not satisfy the 90% Income Test. In order to manage the risk that such income and fees might disqualify us as a RIC for a failure to satisfy the 90% Income Test, we may be required to recognize such income and fees indirectly through one or more entities treated as U.S. corporations for U.S. federal income tax purposes. Although we expect that recognizing such income through such corporations will assist us in satisfying the 90% Income Test, no assurance can be given that this structure will be respected for U.S. federal income tax purposes, which could result in such income not being counted towards satisfying the 90% Income Test. If the amount of such income were too great and we were otherwise unable to mitigate this effect, it could result in our disqualification as a RIC. If, as we expect, the structure is respected, such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce our return on such income and fees.

We are limited in our ability to deduct expenses in excess of our investment company taxable income. If our expenses in a given year exceed our investment company taxable income, we will have a net operating loss for that year. However, we are not permitted to carry forward our net operating losses to subsequent years, so these net operating losses generally will not pass through to our common shareholders. In addition, expenses can be used only to offset investment company taxable income, and may not be used to offset net capital gain. As a RIC, we may not use any net capital losses (that is, realized capital losses in excess of realized capital gains) to offset our investment company taxable income, but may carry forward those losses, and use them to offset future capital gains, indefinitely. Further, our deduction of net business interest expense is generally limited to 30% of our “adjusted taxable income” plus “floor plan financing interest expense.”

Failure to Qualify as a RIC

If we fail to satisfy the 90% Income Test for any taxable year or the Diversification Tests for any quarter of the taxable year, we may still continue to be taxed as a RIC for the relevant taxable year if we are eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. Additionally, relief is provided for certain de minimis failures of the diversification requirements where we correct the failure within a specified period. If the applicable relief provisions are not available or cannot be met, all of our income would be subject to corporate-level income tax as described below. We cannot provide assurance that we would qualify for any such relief should we fail the 90% Income Test or the Diversification Tests.

If we were to fail to meet the RIC requirements for more than two consecutive years and then seek to requalify as a RIC, we would be required to pay corporate-level tax on the unrealized appreciation recognized during the succeeding five-year period unless we make a special election to recognize gain to the extent of any unrealized appreciation in our assets at the time of requalification.

If we are unable to qualify for treatment as a RIC, and relief is not available as discussed above, we would be subject to tax on all of our taxable income at the regular corporate U.S. federal income tax rate (and we also would be subject to any applicable state and local taxes). We would not be able to deduct distributions to shareholders and would not be required to make distributions for U.S. federal income tax purposes. Distributions generally would be taxable to our common shareholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate U.S. shareholders would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder’s adjusted tax basis in its Common Shares, and any remaining distributions would be treated as capital gains. If we fail to qualify as a RIC, we may be subject to regular corporate tax on any net built-in gains with respect to certain of our assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) that we elect to recognize on requalification or when recognized over the next five taxable years.

Although we expect to operate in a manner so as to qualify continuously as a RIC, we or our investment adviser may decide in the future that we should be taxed as a C corporation, even if we would otherwise qualify as a RIC, if we determine that treatment as a C corporation for a particular year would be in our best interest.

The remainder of this discussion assumes that we qualify as a RIC for each taxable year.

Taxation of U.S. Shareholders

The following summary generally describes material U.S. federal income tax consequences of an investment in our Common Shares beneficially owned by U.S. shareholders (as defined above). If you are not a U.S. shareholder, this section does not apply to you.

Whether an investment in our Common Shares is appropriate for a U.S. shareholder will depend upon that person’s particular circumstances. An investment in our Common Shares by a U.S. shareholder may have adverse tax consequences. U.S. shareholders should consult their own tax advisors about the U.S. tax consequences of investing in our Common Shares.

Distributions on Our Common Shares

Distributions by us generally are taxable to U.S. shareholders as ordinary income or capital gains. To the extent such distributions paid by us to non-corporate shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations and if certain holding period requirements are met, such distributions (“qualified dividends”) generally are taxable to U.S. shareholders at the preferential rates applicable to long-term capital gains. A portion of our ordinary dividends, but not capital gain dividends, paid to U.S. corporate shareholders may, if certain conditions are met, qualify for the dividends-received deduction to the extent that we have received dividends from certain corporations during the taxable year. However, it is anticipated that distributions paid by us generally will not be attributable to dividends and, therefore, generally will not qualify for the preferential rates applicable to qualified dividends or the dividends-received deduction available to corporations under the Code. A corporate U.S. shareholder may be required to reduce its basis in our Common Shares with respect to certain “extraordinary dividends,” as defined in Section 1059 of the Code. Corporate U.S. shareholders should consult their own tax advisors in determining the application of these rules in their particular circumstances. Distributions of our investment company taxable income will be taxable as ordinary income to U.S. shareholders to the extent of our current and accumulated earnings and profits, whether paid in cash or reinvested in additional Common Shares.

Distributions of our net capital gain properly reported by us as “capital gain dividends” will be taxable to a U.S. shareholder as long-term capital gains (which, under current law, are taxed at preferential rates) in the case of individuals, trusts or estates. This is true, regardless of the U.S. shareholder’s holding period our Common Shares and regardless of whether the dividend is paid in cash or reinvested in additional Common Shares. Distributions in excess of our earnings and profits first will reduce a U.S. shareholder’s adjusted tax basis in such U.S. shareholder’s Common Shares and, after the adjusted tax basis is reduced to zero, will constitute capital gain to such U.S. shareholder. We may make distributions in excess of our earnings and profits. As a result, a U.S. shareholder will need to consider the effect of our distributions on such U.S. shareholder’s adjusted tax basis in our Common Shares in their individual circumstances.

Although we currently intend to distribute our net capital gain for each taxable year on a timely basis, we may in the future decide to retain some or all of our net capital gain, and may designate the retained amount as a “deemed dividend.” In that case, among other consequences: we will pay U.S. federal corporate income tax on the retained amount; each U.S. shareholder will be required to include their pro rata share of the deemed distribution in income as if it had been actually distributed to them; and the U.S. shareholder will be entitled to claim a credit equal to their pro rata share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. shareholder’s adjusted tax basis in our Common Shares.

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gains dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, a U.S. shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by a U.S. shareholders on December 31 of the year in which the dividend was declared.

We have the ability to declare a large portion of a distribution in Common Shares. As long as a portion of such distribution is paid in cash and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, a U.S. shareholder will be taxed on 100% of the fair market value of the dividend on the date the dividend is received in the same manner as a cash dividend, even if most of the dividend was paid in Common Shares. If shareholders purchase Common Shares shortly before the record date of a distribution, the price of the shares will include the value of the distribution and such U.S. shareholder will be subject to tax on the distribution even though it economically represents a return of his, her or its investment.

Distributions out of our current and accumulated earnings and profits will not be eligible for the 20% pass through deduction under Section 199A of the Code, although qualified REIT dividends earned by us may qualify for the 20% pass through deduction under Section 199A deduction.

We will be treated as a “publicly offered regulated investment company” (within the meaning of Section 67 of the Code) if either (1) our Common Shares collectively being held by at least 500 persons at all times during a taxable year, (2) our Common Shares being treated as regularly traded on an established securities market for any taxable year, or (3) our Common Shares are continuously offered pursuant to a public offering (within the meaning of Section 4 of the Securities Act). We expect to be treated as a publicly offered regulated investment company in the current taxable year but there can be no assurance that we will qualify as a publicly offered regulated investment company for any of our taxable years. If we are not treated as a publicly offered regulated investment company for a taxable year, for purposes of computing the taxable income of U.S. shareholders that are individuals, trusts or estates, (a) our earnings will be computed without taking into account such U.S. shareholders’ allocable shares of the base management fee and incentive fee paid to our investment adviser and certain of our other expenses, (b) each such U.S. shareholder will be treated as having received or accrued a dividend from us in the amount of such U.S. shareholder’s allocable share of these fees and expenses for such taxable year, (c) each such U.S. shareholder will be treated as having paid or incurred such U.S. shareholder’s allocable share of these fees and expenses for the calendar year and (d) each such U.S. shareholder’s allocable share of these fees and expenses will be treated as miscellaneous itemized deductions by such U.S. shareholder. Miscellaneous itemized deductions generally are not deductible by a U.S. shareholder that is an individual, trust or estate.

Sale or Other Disposition of Our Common Shares

A U.S. shareholder generally will recognize taxable gain or loss if the U.S. shareholder sells or otherwise disposes of such shareholder’s Common Shares. The amount of gain or loss will be measured by the difference between a U.S. shareholder’s adjusted tax basis in our Common Shares sold or otherwise disposed of and the amount of the proceeds received in exchange. Any gain or loss arising from such sale or other disposition generally will be treated as long-term capital gain or loss if a U.S. shareholder has held our Common Shares for more than one year. Otherwise, such gain or loss will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of Common Shares in which a U.S. shareholder has a holding period of six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of Common Shares may be disallowed if substantially identical stock or securities are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

In general, U.S. shareholders that are individuals, trusts or estates currently are taxed at preferential rates on their net capital gain. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate U.S. shareholders (including individuals) with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate U.S. shareholder (including an individual) in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

Legislation requires reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC, to the Internal Revenue Service and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

Information Reporting and Backup Withholding

We will send to each of our U.S. shareholders, after the end of each calendar year, a notice providing, on a per share and per distribution basis, the amounts includible in such U.S. shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. shareholder’s particular situation.

We may be required to withhold U.S. federal income tax (“backup withholding”) from all taxable distributions to a U.S. shareholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such shareholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such shareholder is subject to backup withholding. An individual’s taxpayer identification number is their social security number. Backup withholding is not an additional tax. Any amount withheld under backup withholding is allowed as a credit against the U.S. shareholder’s U.S. federal income tax liability and may entitle such shareholder to a refund, provided that proper information is timely provided to the IRS.

Medicare Tax on Net Investment Income

Non-corporate U.S. shareholders generally are subject to a 3.8% Medicare surtax on their “net investment income,” the calculation of which includes interest income and OID, any taxable gain from the disposition of our Common Shares and any distributions on our Common Shares (including the amount of any deemed distribution) to the extent such distribution is treated as a dividend or as capital gain (as described above under “Taxation of U.S. Shareholders — Distributions on Our Common Shares”). Non-corporate U.S. shareholders should consult their own tax advisors on the effect of acquiring, holding and disposing of our Common Shares, on the computation of “net investment income” in their individual circumstances.

Disclosure of Certain Recognized Losses.

Under U.S. Treasury regulations, if a U.S. shareholder recognizes a loss with respect to either our Common Shares of $2 million or more for a non-corporate U.S. shareholder or $10 million or more for a corporate U.S. shareholder in any single taxable year, such shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of certain “portfolio securities” in many cases are excepted from this reporting requirement, but under current guidance, equity owners of a RIC are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. U.S. shareholders should consult their own tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Taxation of Non-U.S. Shareholders

The following discussion applies only to persons that are non-U.S. shareholders. If you are not a non-U.S. shareholder, this discussion does not apply to you.

Whether an investment in our Common Shares is appropriate for a non-U.S. shareholder will depend upon that shareholder’s particular circumstances. An investment in our Common Shares by a non-U.S. shareholder may have adverse tax consequences and, accordingly, may not be appropriate for a non-U.S. shareholder. Non-U.S. shareholders should consult their own tax advisors as to the tax consequences of acquiring, holding and disposing of our Common Shares before investing.

Distributions on, and Sale or Other Disposition of, Our Common Shares

Distributions of our investment company taxable income to non-U.S. shareholders will be subject to U.S. withholding tax at a rate of 30% (unless lowered or eliminated by an applicable income tax treaty) to the extent payable from our current and accumulated earnings and profits unless an exception applies.

Actual or deemed distributions of our net capital gain to a non-U.S. shareholder, and gains recognized by a non-U.S. shareholder upon the sale of our Common Shares, will not be subject to withholding of U.S. federal income tax and generally will not be subject to U.S. federal income tax unless the non-U.S. shareholder is an individual, has been present in the United States for 183 days or more during the taxable year, and certain other conditions are satisfied. Non-U.S. shareholders of our Common Shares are encouraged to consult their own advisors as to the applicability of an income tax treaty in their individual circumstances.

In addition to the exemption from withholding for actual or deemed distributions of our net capital gain, in general, no U.S. source withholding taxes will be imposed on dividends paid by RICs to non- U.S. shareholders to the extent the dividends are designated as “interest-related dividends” or “short-term capital gain dividends.” Under this exemption, interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gain that would not have been subject to U.S. withholding tax at the source if they had been received directly by a non-U.S. shareholder, and that satisfy certain other requirements. We expect that a portion of our dividends will qualify as interest-related dividends, although we cannot assure you the exact proportion that will so qualify. A withholding agent may nonetheless apply withholding tax on the entirety of our dividends.

If we retain our net capital gain and treat it as a deemed distribution, we will pay a corporate level tax on such retained amount. As a result, a non-U.S. shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the non-U.S. shareholder’s allocable share of the tax we pay on the capital gain deemed to have been distributed.

In order to obtain a refund of taxes withheld or taxes paid by us as a result of a deemed distributed capital gain, the non-U.S. shareholder must obtain a U.S. taxpayer identification number (if one has not been previously obtained) and file a U.S. federal income tax return even if the non-U.S. shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

We have the ability to declare a large portion of a distribution in Common Shares. As long as a portion of such dividend is paid in cash and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, our non-U.S. shareholders will be taxed on 100% of the fair market value of the dividend on the date the dividend is received in the same manner as a cash dividend (including the application of withholding tax rules described above), even if most of the dividend is paid in Common Shares. In such a circumstance, we may be required to withhold all or substantially all of the cash we would otherwise distribute to a non-U.S. shareholder.

Non-U.S. shareholders are urged to consult their tax advisors with respect to the U.S. federal income and withholding tax consequences of an investment in our Common Shares.

Information Reporting and Backup Withholding

A non-U.S. shareholder who is otherwise subject to withholding of U.S. federal income tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the non-U.S. shareholder provides us or the dividend paying agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. shareholder or otherwise establishes an exemption from backup withholding.

Withholding and Information Reporting on Financial Accounts

Pursuant to Sections 1471 to 1474 of the Code and the U.S. Treasury regulations thereunder, the relevant withholding agent generally will be required to withhold 30% of any dividends paid on our Common Shares to: (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements or is subject to an applicable “intergovernmental agreement.” If payment of this withholding tax is made, non-U.S. shareholders that are otherwise eligible for an exemption from, or reduction of, U.S. federal withholding taxes with respect to such dividends will be required to seek a credit or refund from the IRS to obtain the benefit of such exemption or reduction. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. Certain jurisdictions have entered into agreements with the United States that may supplement or modify these rules. Non-U.S. shareholders should consult their own tax advisors regarding the particular consequences to them of this legislation and guidance. We will not pay any additional amounts in respect of any amounts withheld.

Non-U.S. shareholders are urged to consult their tax advisors with respect to the U.S. federal income and withholding tax consequences, and state, local and non-U.S. tax consequences, of an investment in our Common Shares.

Other Taxation

Shareholders may be subject to state, local and foreign taxes on their distributions from our Common Shares. Shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in our Common Shares.

SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN THE

FUND, INCLUDING THE STATE, LOCAL AND NON-U.S. INCOME AND OTHER

TAX CONSEQUENCES OF AN INVESTMENT IN OUR COMMON SHARES.

ERISA CONSIDERATIONS

Each prospective investor that is, or is acting on behalf of, any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA) subject to Title I of ERISA, (ii) “plan” described in Section 4975(e)(1) of the Code, subject to Section 4975 of the Code (including for e.g., IRA and a “Keogh” plan), (iii) plan, account or other arrangement that is subject to provisions under any Similar Laws, or (iv) entity whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i), (ii) and (iii), pursuant to ERISA or otherwise (each of the foregoing described in clauses (i), (ii), (iii) and (iv) referred to herein as a “Plan”), must independently determine that our Common Shares are an appropriate investment, taking into account its obligations under ERISA, the Code and applicable Similar Laws.

General Fiduciary Matters

ERISA and Section 4975 of the Code impose certain duties on persons who are fiduciaries of a Plan which is a Benefit Plan Investor (defined below) and prohibit certain transactions involving the assets of a Benefit Plan Investor and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of a Benefit Plan Investor or the management or disposition of the assets of such a Benefit Plan Investor, or who renders investment advice for a fee or other compensation to a Benefit Plan Investor, is generally considered to be a fiduciary of the Benefit Plan Investor.

In contemplating an investment in the Fund, each fiduciary of the Plan who is responsible for making such an investment should carefully consider, taking into account the objectives, circumstances, and needs of the Plan, whether such investment is consistent with the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, Section 4975 of the Code and any other applicable Similar Laws.

Furthermore, absent an exemption, the fiduciaries of a Benefit Plan Investor should not invest in the Fund with the assets of such Benefit Plan Investor if our investment adviser or any of its affiliates is a fiduciary with respect to such assets of the Plan. The fiduciary of a Benefit Plan Investor that proposes to purchase or hold any Common Shares should also consider, among other things, whether such purchase and holding may involve the sale or exchange of any property between a Benefit Plan Investor and a party in interest or disqualified person, or the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any “plan assets” of the Benefit Plan Investor. Prohibited Transaction Class Exemption (“PTCE”) 91-38 (relating to investments by bank collective investment funds), PTCE 84-14 (relating to Title I transactions effected by a “qualified professional asset manager”), PTCE 95-60 (relating to investments by an insurance company general account), PTCE 96-23 (relating to transactions directed by an in-house asset manager), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), or another exemption may be available to exempt a transaction from the prohibited transaction provisions of ERISA or and Section 4975 of the Code. However, there can be no assurance that any of the foregoing exemptions or any other class, administrative or statutory exemption will be available with respect to the purchase, holding, or sale of Common Shares.

Plan Assets

Under ERISA and the Plan Asset Regulations, when a Benefit Plan Investor invests in an equity interest of an entity that is neither a “publicly offered security” (within the meaning of the Plan Asset Regulations) nor a security issued by an investment company registered under the Investment Company Act, the Benefit Plan Investor’s assets include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or that equity participation in the entity by Benefit Plan Investors is not “significant” (each within the meaning of the Plan Asset Regulations). The term “Benefit Plan Investor” is defined in the Plan Asset Regulations to include (a) any employee benefit plan (as defined in section 3(3) of ERISA) subject to the provisions of Title I of ERISA, (b) any plan described in section 4975(e)(1) of the Code subject to Section 4975 of the Code, and (c) any entity whose underlying assets include plan assets by reason of such an employee benefit plan’s or plan’s investment in the entity.

Under the Plan Asset Regulations, equity participation in an entity by Benefit Plan Investors is “significant” on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the total value of any class of equity interests is held by Benefit Plan Investors. For purposes of this determination, the value of equity interests held by a person (other than a Benefit Plan Investor) who has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee (direct or indirect) with respect to such assets (or any affiliate of such a person) is disregarded (each such person, a “Controlling Person”). A “publicly offered security” is defined under the Plan Asset Regulations as a security that is (a) “freely transferable”, (b) part of a class of securities that is “widely held,” and (c) (i) sold to the plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and is part of a class of securities that is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act.

If the assets of the Fund were deemed to be “plan assets” under the Plan Asset Regulations, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Fund, and (ii) the possibility that certain transactions in which the Fund might seek to engage could constitute “prohibited transactions” under ERISA and the Code. If a prohibited transaction occurs for which no exemption is available, our investment adviser and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the Benefit Plan Investor any profit realized on the transaction and (ii) reimburse the Benefit Plan Investor for any losses suffered by the Benefit Plan Investor as a result of the investment. In addition, each disqualified person (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. Fiduciaries of a Benefit Plan Investor who decide to invest in the Fund could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Fund or as co-fiduciaries for actions taken by or on behalf of the Fund or our investment adviser. With respect to an IRA that invests in the Fund, the occurrence of a prohibited transaction involving the individual who established the IRA, or their beneficiaries, would cause the IRA to lose its tax-exempt status.

Accordingly, for so long as the shares of the Fund are not considered “publicly offered securities” within the meaning of the Plan Asset Regulations, the Fund intends to limit Benefit Plan Investors’ investments in each class of shares of the Fund to less than 25%, disregarding equity interests held by Controlling Persons, within the meaning of the Plan Asset Regulations. In this respect, in order to avoid the possibility that our assets could be treated as “plan assets,” within the meaning of the Plan Asset Regulations, we may require any person proposing to acquire Common Shares to furnish such information as may be necessary to determine whether such person is a Benefit Plan Investor or a Controlling Person.

In addition, we have the power to (a) exclude any common shareholder or potential common shareholder from purchasing Common Shares; (b) prohibit any redemption of Common Shares; and (c) redeem some or all Common Shares held by any holder if, and to the extent that, our Board of Trustees determines that there is a substantial likelihood that such holder’s purchase, ownership or redemption of Common Shares would result in (i) our assets to be characterized as “plan assets,” subject to the fiduciary responsibility or prohibited transaction provisions of ERISA, Section 4975 of the Code or any provisions of any Similar Laws or (ii) the Fund, our investment adviser or any affiliates thereof to be considered a fiduciary of any common shareholder for purposes of the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA, Section 4975 of the Code or any applicable Similar Laws, and all Common Shares shall be subject to such terms and conditions.

Similar Law

Plans that are governmental plans, certain church plans, and non-U.S. plans may not be subject to the fiduciary responsibility or prohibited transaction rules of ERISA or Section 4975 of the Code, but may be subject to Similar Laws which may affect their investment in Common Shares. Fiduciaries of any such Plans should consult with counsel in connection with an investment in Common Shares.

Reporting of Indirect Compensation

Certain Benefit Plan Investors subject to Title I of ERISA are required to file annual reports (Form 5500) with the Department of Labor regarding their assets, liabilities and expenses. To facilitate compliance with these requirements it is noted that the descriptions contained in this prospectus of fees and compensation, including the management fee and incentive compensation payable to the investment adviser, are intended to satisfy the disclosure requirements for “eligible indirect compensation” for which the alternative reporting option on Schedule C of Form 5500 may be available.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement by U.S. Bank Trust Company, National Association. The address of the custodian is 60 Livingston Avenue, Saint Paul, MN 55107. SS&C GIDS, Inc. acts as the transfer agent, dividend paying agent and registrar for our Common Shares. The principal business address of the transfer agent is 333 West 11th Street, Kansas City, MO 64105.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of our business. Subject to policies established by our Board of Trustees, if any, our investment adviser will be primarily responsible for the execution of any publicly traded securities portfolio transactions and the allocation of brokerage commissions. Our investment adviser does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our investment adviser generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our investment adviser may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our investment adviser determines in good faith that such commission is reasonable in relation to the services provided.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP, located at 550 South Hope Street, Suite 1500, Los Angeles, California 90071, is the independent registered public accounting firm of the Fund.

The audited consolidated financial statements of the Fund included in this prospectus have been so included in reliance on the report of KPMG LLP, an independent registered public accounting firm whose report thereon is included elsewhere in this prospectus, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Certain legal matters in connection with our Common Shares have been passed upon for the Fund by Richards, Layton & Finger, P.A., Wilmington, Delaware. Kirkland & Ellis LLP, Los Angeles, CA and New York, NY, acts as counsel to the Fund.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to the securities offered by this prospectus. The registration statement contains additional information about us and the securities being offered by this prospectus.

We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. This information is available free of charge by calling us collect at 866-324-7348, by sending an e-mail to us at wmsoperations@aresmgmt.com or on our website at https://www.areswms.com/solutions/asif/. Information contained on our website is not incorporated into this prospectus and you should not consider such information to be part of this prospectus. The SEC maintains an internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at http://www.sec.gov. In addition, each of our and our investment adviser’s code of ethics is also available on the EDGAR Database http://www.sec.gov, and copies of these codes of ethics may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees

Ares Strategic Income Fund:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of assets and liabilities of Ares Strategic Income Fund and subsidiaries (the Fund), including the consolidated schedules of investments, as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in net assets, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Fund as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Such procedures also included confirmation of securities owned as of December 31, 2025 and 2024, by correspondence with the custodians, agent banks, and brokers, or by other appropriate auditing procedures. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value of investments without a readily available market value

As discussed in Notes 2 and 4 to the consolidated financial statements, the Fund measures investments at fair value using unobservable inputs and assumptions when there is not a readily available market value.

We identified the evaluation of the fair value of investments without a readily available market value as a critical audit matter. Due to inherent estimation uncertainty, a high degree of subjective auditor judgment was required to assess the judgments used regarding specific valuation assumptions, specifically, market yields used in yield analyses for debt and other interest-bearing investments and market multiples used in determining enterprise values. Changes in these assumptions could have a significant impact on the fair value of investments. Additionally, specialized skills and knowledge were required to evaluate these assumptions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls over the Fund’s process to measure the fair value of its investments without a readily available market value. These included controls related to the development of the market yield and market multiples. We also evaluated the Fund’s ability to estimate fair value by comparing a selection of prior period fair values to transaction prices of transactions occurring subsequent to the prior period valuation date. To assess management’s determination of the market yield and market multiples, for a selection of investments, we assessed these assumptions by using third-party market and industry data. For a selection of the investments, we involved valuation professionals with specialized skills and knowledge, who assisted in:

●	developing a range of market yields and market multiples using market information and comparing them to the assumptions used
●	evaluating the estimate of fair value by developing an independent estimate of fair value based upon independently developed ranges for market yields and market multiples.

/s/ KPMG LLP

We have served as the Fund’s auditor since 2022.

Los Angeles, California

March 9, 2026

PART I - FINANCIAL INFORMATION

Item 1.Financial Statements

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(in thousands, except per share data)

	As of December 31,
	2025	2024
ASSETS
Investments at fair value
Non-controlled/non-affiliate company investments	$21,014,437	$11,462,556
Non-controlled affiliate company investments	103,161	86,593
Controlled affiliate company investments	391,000	—
Total investments at fair value (amortized cost of $21,360,914 and $11,482,053, respectively)	21,508,598	11,549,149
Cash and cash equivalents	304,711	165,777
Restricted cash	137,150	4,650
Interest receivable	217,678	110,917
Receivable for open trades	375,834	254,059
Other assets	165,189	65,362
Total assets	$22,709,160	$12,149,914
LIABILITIES
Debt	$11,160,596	$4,527,184
Base management fee payable	11,670	6,272
Income based fee payable	33,854	15,830
Capital gains incentive fee payable	19,145	13,324
Interest and facility fees payable	138,409	58,448
Payable for open trades	275,498	1,537,150
Interest rate swap collateral payable	137,150	4,650
Accounts payable and other liabilities	69,943	40,568
Deferred tax liabilities	5,487	—
Secured borrowing	269,433	—
Distribution payable	80,819	45,138
Distribution and servicing fees payable	1,112	654
Total liabilities	12,203,116	6,249,218
Commitments and contingencies (Note 7)
NET ASSETS
Common shares, par value $0.01 per share, unlimited common shares authorized; 382,315 and 213,687 common shares issued and outstanding, respectively	3,823	2,137
Capital in excess of par value	10,428,747	5,797,967
Accumulated undistributed earnings	73,474	100,592
Total net assets	10,506,044	5,900,696
Total liabilities and net assets	$22,709,160	$12,149,914

NET ASSET VALUE PER SHARE
Class I Shares:
Net assets	$8,393,572	$4,761,183
Common shares outstanding ($0.01 par value, unlimited shares authorized)	305,450	172,421
Net asset value per share	$27.48	$27.61
Class S Shares:
Net assets	$1,304,117	$814,414
Common shares outstanding ($0.01 par value, unlimited shares authorized)	47,452	29,493
Net asset value per share	$27.48	$27.61
Class D Shares:
Net assets	$808,355	$325,099
Common shares outstanding ($0.01 par value, unlimited shares authorized)	29,413	11,773
Net asset value per share	$27.48	$27.61

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	For the Years Ended December 31,
	2025	2024	2023
INVESTMENT INCOME:
From non-controlled/non-affiliate company investments:
Interest income (excluding payment-in-kind (“PIK”) interest income)	$1,289,999	$511,673	$104,906
PIK interest income	67,603	18,151	3,134
Dividend income	26,960	6,650	277
Other income	46,711	13,636	1,492
Total investment income from non-controlled/non-affiliate company investments	1,431,273	550,110	109,809
From non-controlled affiliate company investments:
Interest income (excluding PIK interest income)	5,723	2,879	—
PIK interest income	2,682	1,159	—
Other income	312	61	—
Total investment income from non-controlled affiliate company investments	8,717	4,099	—
From controlled affiliate company investments:
Interest income (excluding PIK interest income)	4,805	—	—
Other income	3,217	—	—
Total investment income from controlled affiliate company investments	8,022	—	—
Total investment income	1,448,012	554,209	109,809
EXPENSES:
Interest and credit facility fees	478,004	141,497	24,798
Base management fee	110,940	46,991	9,713
Income based fee	104,134	43,324	7,622
Capital gains incentive fee	5,821	10,219	3,162
Offering expenses	1,705	3,864	4,123
Shareholder servicing and distribution fees
Class S	9,454	5,028	657
Class D	1,614	364	36
Administrative and other fees	8,135	5,794	3,018
Other general and administrative	15,652	8,686	4,009
Total expenses	735,459	265,767	57,138
Expense support (Note 3)	(45,915)	(36,744)	(16,762)
Expense support recoupment (Note 3)	22,519	—	—
Net expenses	712,063	229,023	40,376
NET INVESTMENT INCOME BEFORE INCOME TAXES	735,949	325,186	69,433
Income tax expense, including excise tax	504	787	946
NET INVESTMENT INCOME	735,445	324,399	68,487
REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS AND FOREIGN CURRENCY TRANSACTIONS:
Net realized gains (losses):
Non-controlled/non-affiliate company investments	46,298	16,710	6,381
Non-controlled affiliate company investments	5	1	—
Foreign currency transactions	187	1,203	(126)
Net realized gains	46,490	17,914	6,255
Net unrealized gains (losses):
Non-controlled/non-affiliate company investments	85,882	49,237	20,415
Non-controlled affiliate company investments	(768)	4,220	—
Foreign currency transactions	(79,925)	10,346	(1,118)
Net change in deferred tax liabilities	(5,486)	—	—
Net unrealized gains (losses)	(297)	63,803	19,297
Net realized and unrealized gains on investments and foreign currency transactions	46,193	81,717	25,552
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$781,638	$406,116	$94,039

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Software and Services
Access CIG, LLC	First lien senior secured loan	7.72%		SOFR (M)	4.00%		08/2030		$21,809.6	$21,791.2	$20,991.8	(2)(8)
ACP Avenu Midco LLC (11)	First lien senior secured loan	8.74%		SOFR (Q)	4.75%		10/2029		25,340.3	25,006.6	25,340.3	(2)(8)(13)
Actfy Buyer, Inc. (11)	First lien senior secured loan	8.47%		SOFR (M)	4.75%		05/2031		31,518.2	31,013.2	31,518.2	(2)(8)(13)
Activate Holdings (US) Corp. and CrossPoint Capital AS SPV, LP (11)	First lien senior secured loan	8.92%		SOFR (Q)	5.25%		07/2030		17,569.5	17,293.5	17,569.5	(2)(6)(8)(13)
	Limited partnership interest					10/2023		100,000		110.5	136.4	(2)(6)(13)
										17,404.0	17,705.9
Adonis Bidco Inc. (11)	First lien senior secured loan	9.42% (3.00	% PIK)	SOFR (Q)	5.75%		02/2032		108,923.7	107,058.0	108,923.7	(2)(8)(13)
	First lien senior secured loan	9.17%		SOFR (Q)	5.50%		02/2032		5,111.1	4,831.8	5,111.1	(2)(8)(13)

										111,889.8	114,034.8
AI Titan Parent, Inc. (11)	First lien senior secured loan	8.22%		SOFR (M)	4.50%		08/2031		55,641.3	55,167.9	55,641.3	(2)(8)(13)
Applied Systems, Inc.	First lien senior secured loan	6.17%		SOFR (Q)	2.50%		02/2031		50,023.1	49,970.8	50,283.8	(2)
Aptean, Inc. and Aptean Acquiror Inc. (11)	First lien senior secured revolving loan	8.49%		SOFR (M)	4.75%		01/2031		1,219.1	1,190.0	1,219.1	(2)(8)(13)
	First lien senior secured revolving loan	10.50%		Base Rate (Q)	3.75%		01/2031		135.5	132.2	135.5	(2)(8)(13)
	First lien senior secured loan	8.57%		SOFR (Q)	4.75%		01/2031		48,166.6	47,931.1	48,166.6	(2)(8)(13)
										49,253.3	49,521.2
Archduke Buyer, Inc. (11)	First lien senior secured loan	9.27%		SOFR (Q)	5.50%		12/2032		38,211.5	37,833.8	37,829.4	(2)(8)(13)
Arrow Borrower 2025, Inc. (11)	First lien senior secured loan	8.15%		SOFR (Q)	4.25%		10/2032		85,897.7	85,481.3	85,468.2	(2)(8)(13)
Artifact Bidco, Inc. (11)	First lien senior secured loan	7.82%		SOFR (Q)	4.15%		07/2031		21,481.3	21,310.5	21,481.3	(2)(8)(13)
Aston Bidco (Holding) Limited	First lien senior secured loan	9.97%		SONIA (Q)	6.00%		07/2032		100,728.8	96,588.5	100,728.8	(2)(6)(8)(13)
Avalara, Inc.	First lien senior secured loan	6.42%		SOFR (Q)	2.75%		03/2032		42,965.2	42,965.2	43,120.3	(2)
Banyan Software Holdings, LLC and Banyan Software Intermediate, Inc. (11)(12)	First lien senior secured loan	8.98%		SOFR (M)	5.25%		01/2031		9,818.9	9,422.8	9,818.9	(2)(6)(13)
	Series A preferred shares	14.00	% PIK			01/2025		30,578		28,618.6	33,723.6	(2)(6)(13)
										38,041.4	43,542.5
BCTO Ignition Purchaser, Inc.	Senior subordinated loan	11.37	% PIK	SOFR (Q)	7.50%		10/2030		31,639.5	31,170.4	31,639.5	(2)(8)(13)
BEP Intermediate Holdco, LLC	First lien senior secured loan	6.47%		SOFR (M)	2.75%		04/2031		16,158.2	16,216.8	16,279.4	(2)
Bizzdesign Holding BV	First lien senior secured loan	8.52%		Euribor (Q)	6.50%		10/2031		3,228.5	2,828.5	3,228.5	(2)(6)(8)(13)
Bobcat Purchaser, LLC and Bobcat Topco, L.P. (11)	First lien senior secured loan	8.44%		SOFR (Q)	4.75%		06/2030		13,102.7	12,894.3	13,102.7	(2)(8)(13)
	Class A-1 units					06/2023		113,541		113.5	120.8	(13)
										13,007.8	13,223.5
Boost Newco Borrower, LLC	First lien senior secured loan	5.67%		SOFR (Q)	2.00%		01/2031		118,836.3	118,971.0	118,911.2	(2)
	First lien senior secured loan	4.27%		Euribor (Q)	2.25%		01/2031		11,859.0	11,817.0	11,867.9	(2)
										130,788.0	130,779.1
Businessolver.com, Inc. (11)	First lien senior secured loan	8.17%		SOFR (Q)	4.50%		12/2032		13,309.7	13,243.9	13,276.4	(2) (8)(13)
Calabrio, Inc.	First lien senior secured loan	7.84%		SOFR (Q)	4.00%		11/2032		12,400.0	11,787.4	11,656.0	(2)
Capnor Connery Bidco A/S (11)	First lien senior secured loan	8.31%		Euribor (Q)	6.25%		10/2030		76,236.5	74,814.9	76,236.1	(2)(6)(13)
	First lien senior secured loan	7.74%		Euribor (Q)	5.75%		10/2030		4,692.4	4,604.9	4,692.4	(2)(6)(13)
										79,419.8	80,928.5

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Cascade Parent Inc., Cascade Intermediate II, Inc., and Haveli Cascade Co-Invest I, L.P. (11)	First lien senior secured loan	9.47%		SOFR (M)	5.75%		09/2031		25,101.7	24,742.2	24,725.2	(2)(8)(13)
	Senior subordinated loan	13.00	% PIK				09/2033		20,577.6	20,185.2	20,166.1	(2)(13)
	Limited partnership interests					09/2025		4,478,000		4,486.8	4,478.0	(2)(13)
										49,414.2	49,369.3
CBTS Borrower, LLC and CBTS TopCo, L.P. (11)	First lien senior secured loan	14.50	% PIK	SOFR (Q)	10.00%		12/2030		8,899.4	8,583.8	9,287.9	(2)(8)(13)
	Series A-2 preferred shares	8.00	% PIK			12/2024		1,200,000		1,307.6	1,310.4	(2)(13)
										9,891.4	10,598.3
Central Parent Inc.	First lien senior secured loan	6.92%		SOFR (Q)	3.25%		07/2029		16,059.5	14,911.0	13,563.5	(2)
Centralsquare Technologies, LLC and Supermoose Newco, Inc. (11)	First lien senior secured loan	9.47%		SOFR (M)	5.75%		04/2030		36,697.8	36,077.5	36,697.8	(2)(8)(13)
	Series A preferred stock	15.00	% PIK			04/2024		22,759		28,600.2	29,283.0	(2)(13)
										64,677.7	65,980.8
Cloud Software Group, Inc. and Picard Parent, Inc.	First lien senior secured loan	6.92%		SOFR (Q)	3.25%		08/2032		66,492.2	66,492.2	66,534.0	(2)
	First lien senior secured loan	6.92%		SOFR (Q)	3.25%		03/2031		64,061.5	63,963.4	64,111.5	(2)
	First lien senior secured notes	8.25%					06/2032		100.0	100.0	104.5	(2)
	Second lien senior secured notes	9.00%					09/2029		13,100.0	13,100.0	13,639.6	(2)
										143,655.6	144,389.6
Computer Services, Inc. (11)	First lien senior secured loan	8.17%		SOFR (Q)	4.50%		11/2031		57,920.9	57,637.9	57,920.9	(2)(8)(13)
Conservice Midco, LLC	First lien senior secured loan	6.47%		SOFR (M)	2.75%		05/2030		78,664.5	78,733.5	78,738.5	(2)
Cority Software Inc., Cority Software (USA) Inc., and Cority Parent, Inc. (11)	First lien senior secured loan	8.34%		SOFR (Q)	4.50%		11/2032		34,289.4	34,121.4	34,117.9	(2)(6)(8)(13)
Cornerstone OnDemand, Inc. and Sunshine Software Holdings, Inc.	First lien senior secured loan	7.58%		SOFR (M)	3.75%		10/2028		108,522.3	103,634.1	99,297.9	(2)(8)
	Second lien senior secured loan	10.33%		SOFR (M)	6.50%		10/2029		77,782.3	71,675.1	70,781.9	(2)(8)(13)
										175,309.2	170,079.8
Coupa Holdings, LLC and Coupa Software Incorporated (11)	First lien senior secured loan	9.09%		SOFR (Q)	5.25%		02/2030		4,521.3	4,454.1	4,521.3	(2)(8)(13)
Cyber US Bidco LLC, Cyber Bidco Limited, and Cyber Midco Limited (11)	First lien senior secured loan	8.69%		SOFR (S)	5.00%		12/2032		11,230.2	11,117.9	11,230.2	(2)(6)(8)(13)
Databricks, Inc. (11)	First lien senior secured loan	8.27%		SOFR (M)	4.50%		01/2031		87.8	87.4	87.8	(2)(13)
Dedomena Bidco Limited (11)	First lien senior secured loan	9.24%		SONIA (Q)	5.50%		06/2032		949.9	937.5	949.9	(2)(6)(8)(13)
Digicert, Inc., Dcert Buyer, Inc., DCert Preferred Holdings, Inc. and Destiny Digital Holdings, L.P. (11)	First lien senior secured loan	9.47%		SOFR (M)	5.75%		07/2030		46,297.9	45,662.5	45,603.4	(2)(8)(13)
	Second lien senior secured loan	10.72%		SOFR (M)	7.00%		02/2029		31,816.7	29,460.8	28,496.0	(2)
										75,123.3	74,099.4
Diligent Corporation (11)	First lien senior secured revolving loan	8.75%		SOFR (Q)	5.00%		08/2030		1,212.3	1,183.9	1,160.7	(2)(8)(10)(13)
	First lien senior secured loan	8.82%		SOFR (Q)	5.00%		08/2030		19,938.3	19,828.7	19,738.9	(2)(8)(13)
										21,012.6	20,899.6
Disco Parent, Inc.	First lien senior secured loan	7.07%		SOFR (Q)	3.25%		08/2032		3,246.3	3,262.2	3,262.5	(2)(13)
Doxim Inc. (11)	First lien senior secured loan	10.22%		SOFR (M)	6.50%		11/2027		96,040.7	95,200.7	95,080.3	(2)(6)(8)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
DriveCentric Holdings, LLC (11)	First lien senior secured loan	8.18%		SOFR (Q)	4.50%		08/2031		25,659.6	25,439.6	25,659.6	(2)(8)(13)
Echo Purchaser, Inc. (11)	First lien senior secured loan	9.22%		SOFR (M)	5.50%		11/2029		27,930.0	27,581.8	27,930.0	(2)(8)(13)
ECi Macola/MAX Holding, LLC	First lien senior secured loan	6.42%		SOFR (Q)	2.75%		05/2030		27,870.7	27,916.2	27,988.3	(2)(8)
Eclipse Topco, Inc., Eclipse Investor Parent, L.P. and Eclipse Buyer, Inc. (11)	First lien senior secured loan	8.25%		SOFR (M)	4.50%		09/2031		107,819.5	106,944.4	107,819.5	(2)(8)(13)
	Preferred units	12.50	% PIK			09/2024		304		3,506.3	3,567.0	(2)(13)
	Class A common units					09/2024		261		261.0	279.7	(2)(13)
										110,711.7	111,666.2
Edition Holdings, Inc. and Enverus, Inc. (11)	First lien senior secured loan	8.20%		SOFR (M)	4.50%		12/2032		70,105.0	69,843.6	69,842.1	(2)(8)(13)
Edmunds Govtech, Inc. (11)	First lien senior secured revolving loan	7.42%		SOFR (Q)	3.75%		02/2030		301.4	297.3	301.4	(2)(8)(13)
	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		02/2031		3,257.8	3,191.3	3,257.8	(2)(8)(13)
										3,488.6	3,559.2
Einstein Parent, Inc. (11)	First lien senior secured loan	10.36%		SOFR (Q)	6.50%		01/2031		16,100.7	15,829.3	16,100.7	(2)(8)(13)
Ensono, Inc.	First lien senior secured loan	7.83%		SOFR (M)	4.00%		05/2028		31,825.4	31,660.9	31,782.1	(2)(8)
Entrata Inc	First lien senior secured loan	6.72%		SOFR (M)	3.00%		09/2032		3,571.9	3,582.0	3,589.8	(2)(13)
Epicor Software Corporation	First lien senior secured loan	6.22%		SOFR (M)	2.50%		05/2031		46,725.1	46,722.6	46,850.8	(2)(8)
eResearchTechnology, Inc. and Astorg VII Co-Invest ERT (11)	First lien senior secured loan	8.47%		SOFR (M)	4.75%		01/2032		77,899.0	77,234.8	77,899.0	(2)(8)(13)
ESHA Intermediate, LLC (11)	First lien senior secured loan	8.44%		SOFR (Q)	4.75%		12/2032		13,959.5	13,820.5	13,889.7	(2)(8)(13)
Finastra USA, Inc., DH Corporation/Societe DH, and Finastra Europe S.A R.L.	First lien senior secured loan	10.97%		SOFR (Q)	7.25%		09/2029		6,193.4	6,116.7	6,255.3	(2)(6)(8)(13)
Flexera Software LLC (11)	First lien senior secured loan	8.47%		SOFR (Q)	4.75%		08/2032		110,869.9	109,926.5	110,592.7	(2)(8)(13)
	First lien senior secured loan	6.43%		Euribor (M)	4.50%		08/2032		7,891.3	7,847.9	7,871.6	(2)(8)(13)
										117,774.4	118,464.3
GHP-VGS Purchaser LLC (11)	First lien senior secured loan	8.59%		SOFR (Q)	4.75%		04/2032		11,943.3	11,835.4	11,943.3	(2)(8)(13)
Goldeneye Parent, LLC (11)	First lien senior secured loan	8.47%		SOFR (M)	4.75%		03/2032		18,339.2	18,257.4	18,339.2	(2)(8)(13)
Guidepoint Security Holdings, LLC (11)	First lien senior secured loan	8.97%		SOFR (M)	5.25%		10/2029		15,795.2	15,622.3	15,795.2	(2)(8)(13)
Hakken Midco B.V. (11)	First lien senior secured loan	9.30%		Euribor (S)	7.25%		07/2030		5,365.6	4,923.8	5,239.8	(2)(6)(8)(13)
HS Purchaser, LLC, and Help/Systems Holdings, Inc.	First lien senior secured loan	10.37%		SOFR (Q)	6.50%		05/2029		53,273.8	50,470.3	50,375.7	(2)(8)(13)
Hyland Software, Inc. (11)	First lien senior secured loan	8.67%		SOFR (Q)	5.00%		09/2030		23,419.1	23,181.6	23,419.1	(2)(8)(13)
iCapital, Inc.	Common stock					04/2025		1,776,038		24,864.0	26,157.0	(2)(13)
Icefall Parent, Inc. (11)	First lien senior secured loan	8.17%		SOFR (Q)	4.50%		01/2030		10,790.7	10,643.5	10,790.7	(2)(8)(13)

ID.me, LLC and ID.me, Inc. (11)	First lien senior secured loan	10.25% (5.25	% PIK)				01/2031		78,996.2	72,664.2	74,840.6	(2)(13)
	Series E preferred units					08/2025		6,769,397		10,016.0	10,364.9	(2)(13)
	Warrant to purchase common stock					01/2025	01/2035	4,329,474		6,009.0	6,629.0	(2)(13)
										88,689.2	91,834.5
Idera, Inc.	First lien senior secured loan	7.35%		SOFR (Q)	3.50%		03/2028		5,951.7	5,888.3	5,533.4	(2)(8)
Imprivata, Inc.	First lien senior secured loan	6.67%		SOFR (Q)	3.00%		12/2027		22,100.5	22,147.0	22,166.1	(2)(8)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Internet Truckstop Group LLC (11)	First lien senior secured loan	9.07%		SOFR (Q)	5.25%		04/2027		33,285.0	33,134.8	33,285.0	(2)(8)(13)
Ivanti Security Holdings LLC	First lien senior secured loan	9.64%		SOFR (Q)	5.75%		06/2029		7,979.9	8,247.0	8,232.7	(2)(8)
JAMS Holdings LP and Jams Buyer LLC (11)	First lien senior secured loan	9.17%		SOFR (Q)	5.50%		06/2032		14,098.3	13,904.4	14,098.3	(2)(8)(13)
	Preferred units	8.00	% PIK			06/2025		982,000		1,028.3	1,342.4	(2)(13)
										14,932.7	15,440.7
Jeppesen Holdings, LLC (11)	First lien senior secured loan	8.59%		SOFR (Q)	4.75%		11/2032		18,757.3	18,620.0	18,616.6	(2)(8)(13)
Kairos Bidco Limited (11)	First lien senior secured revolving loan	8.42%		SOFR (Q)	4.75%		07/2032		314.1	284.7	282.7	(2)(6)(8)(13)
	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		07/2032		26,111.2	26,111.2	25,850.1	(2)(6)(8)(13)
										26,395.9	26,132.8
Kaseya Inc. and Knockout Intermediate Holdings I Inc.	First lien senior secured loan	6.72%		SOFR (M)	3.00%		03/2032		19,058.2	19,105.5	19,060.8	(2)
	Second lien senior secured loan	8.72%		SOFR (M)	5.00%		03/2033		32,984.3	33,025.7	32,207.9	(2)
										52,131.2	51,268.7
Leia Finco US LLC	First lien senior secured loan	7.19%		SOFR (Q)	3.25%		10/2031		4,488.7	4,499.9	4,502.3	(2)(6)
	Second lien senior secured loan	9.19%		SOFR (Q)	5.25%		10/2032		4,577.2	4,477.1	4,525.0	(2)(6)
										8,977.0	9,027.3
Magellan Topco	First lien senior secured loan	8.38%		Euribor (S)	6.25%		10/2031		1,174.0	1,072.9	1,174.0	(2)(6)(8)(13)
Marcel Bidco LLC	First lien senior secured loan	7.05%		SOFR (M)	3.00%		11/2030		12,955.3	12,941.3	13,003.9	(2)(6)(8)(13)
McAfee Corp.	First lien senior secured loan	6.72%		SOFR (M)	3.00%		03/2029		27,076.9	26,801.5	24,902.4	(2)(8)
Merit Software Finance Holdings, LLC (11)	First lien senior secured loan	8.94%		SOFR (Q)	5.25%		12/2032		8,352.1	8,268.7	8,268.6	(2)(8)(13)
Mermaid Bidco Inc.	First lien senior secured loan	7.15%		SOFR (Q)	3.25%		07/2031		34,420.6	34,373.9	34,506.6	(2)
Metatiedot Bidco OY and Metatiedot US, LLC (11)	First lien senior secured revolving loan	7.06%		Euribor (Q)	5.00%		11/2030		1,493.3	1,475.2	1,493.3	(2)(6)(8)(13)
	First lien senior secured loan	7.07%		Euribor (Q)	5.00%		11/2031		7,976.2	7,139.9	7,976.2	(2)(6)(8)(13)
	First lien senior secured loan	8.82%		SOFR (Q)	5.00%		11/2031		4,671.9	4,612.8	4,671.9	(2)(6)(8)(13)
										13,227.9	14,141.4
Mitchell International, Inc.	Second lien senior secured loan	8.97%		SOFR (M)	5.25%		06/2032		37,447.0	37,195.9	37,035.1	(2)(8)
ML Holdco, Inc. (11)	First lien senior secured loan	8.37%		SOFR (Q)	4.50%		10/2032		95,121.2	94,658.5	94,645.6	(2)(8)(13)
Modernizing Medicine, Inc. and ModMed Software Midco Holdings, Inc. (11)	First lien senior secured loan	8.42% (2.25	% PIK)	SOFR (Q)	4.75%		04/2032		47,825.2	47,400.3	47,825.2	(2)(8)(13)
	Series A preferred stock	13.00	% PIK			04/2025		26,000		27,655.8	28,305.8	(2)(13)
										75,056.1	76,131.0
Netsmart, Inc. and Netsmart Technologies, Inc. (11)	First lien senior secured loan	8.92% (2.70	% PIK)	SOFR (M)	5.20%		08/2031		92,186.3	91,527.3	92,186.3	(2)(8)(13)
North Star Acquisitionco, LLC and Toucan Bidco Limited (11)	First lien senior secured loan	8.22%		SOFR (M)	4.50%		05/2029		8,652.5	8,623.7	8,671.5	(2)(6)(8)(13)
	First lien senior secured loan	8.37%		SONIA (Q)	4.50%		05/2029		707.0	704.6	714.9	(2)(6)(13)
										9,328.3	9,386.4
OID-OL Intermediate I, LLC	First lien senior secured loan	9.84%		SOFR (Q)	6.00%		02/2029		23,135.2	23,799.6	23,703.9	(2)
Omnigo Software, LLC, Omnigo Software - I, Inc., and Omnigo Software - Q, Inc. (11)	First lien senior secured loan	8.70%		SOFR (Q)	5.00%		12/2030		4,675.1	4,651.9	4,651.7	(2)(8)(13)
PCMI Parent, LLC and PCMI Ultimate Holdings, LP (11)	First lien senior secured loan	9.21%		SOFR (Q)	5.50%		03/2032		36,678.2	36,411.2	36,678.2	(2)(8)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
	Class A units	9.00	% PIK			03/2025		1,063		1,141.5	1,367.8	(2)(13)
	Class B units					03/2025		253,114		—	—	(13)
										37,552.7	38,046.0
PDDS HoldCo, Inc. (11)	First lien senior secured loan	9.72%		SOFR (M)	6.00%		09/2031		14,055.1	13,920.1	13,914.5	(2)(8)(13)
Ping Identity Corp	First lien senior secured loan	6.59%		SOFR (Q)	2.75%		11/2032		2,000.0	1,995.1	2,002.5	(2)
Planview Parent, Inc.	First lien senior secured loan	7.17%		SOFR (Q)	3.50%		12/2027		2,280.9	2,283.1	2,181.9	(2)
Polaris Newco, LLC	First lien senior secured loan	7.85%		SOFR (Q)	3.75%		06/2028		65,944.0	64,569.0	63,496.2	(2)(8)
Poseidon IntermediateCo, Inc. (11)	First lien senior secured loan	8.23%		SOFR (M)	4.50%		06/2032		27,263.3	27,011.9	27,263.3	(2)(8)(13)
Project Boost Purchaser, LLC	First lien senior secured loan	6.42%		SOFR (Q)	2.75%		07/2031		36,772.6	36,702.9	36,849.1	(2)
Proofpoint, Inc. (11)	First lien senior secured loan	6.92%		SOFR (M)	3.00%		08/2028		105,783.1	105,794.7	106,230.5	(2)(8)
	Second lien senior secured loan	7.66%		Euribor (M)	5.75%		12/2033		26,569.5	26,079.7	26,303.8	(2)(13)
	Second lien senior secured loan	9.53%		SOFR (M)	5.75%		12/2033		25,870.5	25,613.9	25,611.8	(2)(13)
										157,488.3	158,146.1
PushPay USA Inc.	First lien senior secured loan	7.62%		SOFR (Q)	3.75%		08/2031		39,376.0	39,381.8	39,228.3	(2)
QBS Parent, Inc. (11)	First lien senior secured revolving loan	8.22%		SOFR (M)	4.50%		06/2032		135.5	129.2	135.5	(2)(8)(10)(13)
	First lien senior secured loan	8.17%		SOFR (Q)	4.50%		06/2032		14,636.7	14,574.5	14,636.7	(2)(8)(13)
										14,703.7	14,772.2
QF Holdings, Inc. (11)	First lien senior secured loan	8.19%		SOFR (A)	4.50%		12/2032		88,024.3	87,584.7	87,584.2	(2)(8)(13)
RealPage, Inc.	First lien senior secured loan	7.42%		SOFR (Q)	3.75%		04/2028		36,707.5	36,602.9	36,787.9	(2)(8)
	First lien senior secured loan	7.18%		SOFR (Q)	3.00%		04/2028		17,117.7	17,019.1	17,095.1	(2)(8)
										53,622.0	53,883.0
Runway Bidco, LLC (11)	First lien senior secured loan	8.67%		SOFR (Q)	5.00%		12/2031		1,931.9	1,915.4	1,912.6	(2)(8)(13)
Sapphire Software Buyer, Inc. (11)	First lien senior secured loan	8.87%		SOFR (S)	5.00%		09/2031		40,564.3	40,236.3	40,564.3	(2)(8)(13)
Sedgwick Claims Management Services, Inc.	First lien senior secured loan	6.22%		SOFR (M)	2.50%		07/2031		56,633.8	56,562.0	56,799.2	(2)
Severin Acquisition, LLC (11)	First lien senior secured loan	8.47% (2.25	% PIK)	SOFR (M)	4.75%		10/2031		110,169.0	109,232.7	108,881.5	(2)(8)(13)
Sophia, L.P.	First lien senior secured loan	6.47%		SOFR (M)	2.75%		10/2029		62,323.2	62,318.2	62,634.8	(2)(8)
	Second lien senior secured loan	8.47%		SOFR (M)	4.75%		11/2032		5,764.7	5,752.2	5,802.5	(2)(8)
										68,070.4	68,437.3
Spaceship Purchaser, Inc. (11)	First lien senior secured loan	7.92%		SOFR (Q)	4.25%		10/2031		77,489.5	76,848.5	77,489.5	(2)(8)(13)
Spark Purchaser, Inc. (11)	First lien senior secured loan	9.17%		SOFR (Q)	5.50%		04/2031		15,292.5	15,063.1	15,292.5	(2)(8)(13)
Superman Holdings, LLC (11)	First lien senior secured loan	8.17%		SOFR (Q)	4.50%		08/2031		51,974.1	51,806.0	51,974.1	(2)(8)(13)
Switch BBF, LLC	Private asset-backed investment	11.37%		SOFR (S)	7.17%		08/2027		1,957.2	1,957.2	1,957.2	(2)(13)
Three Rivers Buyer, Inc. (11)	First lien senior secured loan	8.60%		SOFR (S)	4.75%		11/2031		5,872.2	5,800.8	5,798.8	(2)(8)(13)
Trading Technologies International, Inc. (11)	First lien senior secured loan	8.04%		SOFR (Q)	4.25%		11/2032		18,210.2	18,177.3	18,187.4	(2)(8)(13)
Transit Technologies LLC (11)	First lien senior secured loan	8.72%		SOFR (S)	5.00%		08/2031		11,995.1	11,918.0	11,995.1	(2)(8)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
	First lien senior secured loan	8.23%		SOFR (S)	4.50%		08/2031		6,741.0	6,676.8	6,673.6	(2)(8)(13)
										18,594.8	18,668.7
UFS, LLC and BV-UFS Aggregator, LLC (11)	First lien senior secured revolving loan	8.50%		SOFR (M)	4.75%		10/2031		651.5	626.4	625.5	(2)(8)(13)
	First lien senior secured loan	8.50%		SOFR (M)	4.75%		10/2031		34,769.8	34,434.7	34,422.1	(2)(8)(13)
	Membership interests					12/2025		485,589		485.6	485.6	(13)
										35,546.7	35,533.2
UKG Inc. and H&F Unite Partners, L.P.	First lien senior secured loan	6.34%		SOFR (Q)	2.50%		02/2031		49,101.6	49,119.7	49,121.3	(2)
UserZoom Technologies, Inc.	First lien senior secured loan	11.63%		SOFR (Q)	7.50%		04/2029		634.4	624.4	621.7	(2)(8)(13)
Vamos Bidco, Inc. (11)	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		01/2032		15,034.0	14,903.5	14,883.7	(2)(8)(13)
Victors Purchaser, LLC and WP Victors Co-Investment, L.P. (11)	First lien senior secured revolving loan	8.23%		SOFR (Q)	4.50%		12/2032		966.2	898.1	909.6	(2)(8)(13)
	First lien senior secured loan	8.19%		SOFR (Q)	4.50%		12/2032		67,024.3	66,606.7	66,856.7	(2)(8)(13)
	Partnership units					08/2024		3,544,085		3,547.9	8,212.3	(2)(13)
										71,052.7	75,978.6
Viper Bidco, Inc. (11)	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		11/2031		16,075.2	15,949.3	16,075.2	(2)(8)(13)
	First lien senior secured loan	8.47%		SONIA (Q)	4.75%		11/2031		9,194.8	8,540.1	9,194.8	(2)(8)(13)
										24,489.4	25,270.0
Wellington Bidco Inc. and Wellington TopCo LP (11)	First lien senior secured revolving loan	8.42%		SOFR (Q)	4.75%		06/2030		1,189.7	1,125.7	1,189.7	(2)(8)(13)
	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		06/2030		45,452.1	45,092.9	45,452.1	(2)(8)(13)
	Class A-2 preferred units					06/2024		2,106,000		2,203.3	2,518.5	(2)(13)
										48,421.9	49,160.3
WorkWave Intermediate II, LLC (11)	First lien senior secured revolving loan	9.44%		SOFR (Q)	5.75%		09/2032		1,545.0	1,306.8	1,297.8	(2)(8)(13)
	First lien senior secured loan	9.94%(3.13	% PIK)	SOFR (Q)	6.25%		09/2032		180,118.2	178,394.9	178,317.0	(2)(8)(13)
										179,701.7	179,614.8
										4,696,255.4	4,725,434.1		44.98%

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Health Care Equipment and Services
Aerin Medical Inc. (11)	First lien senior secured loan	10.92%(3.88	% PIK)	SOFR (Q)	7.25%		12/2030		16,998.0	16,660.9	16,998.0	(2)(8)(13)
	Series G preferred shares					12/2024			943,034	1,106.0	1,089.9	(2)(13)
										17,766.9	18,087.9
Agiliti Health, Inc.	First lien senior secured loan	6.86%		SOFR (S)	3.00%		05/2030		31,942.6	31,210.1	31,223.9	(2)
Alcresta Therapeutics, Inc. (11)	First lien senior secured revolving loan	9.24%		SOFR (Q)	5.50%		03/2031		86.5	73.7	73.5	(2)(8)(13)
	First lien senior secured loan	9.27%		SOFR (Q)	5.50%		03/2031		9,063.8	8,974.5	8,973.2	(2)(8)(13)
										9,048.2	9,046.7
Aledade, Inc. (11)	First lien senior secured revolving loan	9.64%		SOFR (A)	5.75%		11/2028		11,940.4	11,570.1	11,555.7	(2)(8)(13)
Amerivet Partners Management, Inc. and AVE Holdings LP	Subordinated loan	8.25	% PIK				12/2030		42,014.0	39,930.2	34,871.6	(2)(13)
	Class A units					03/2024		1,575		1,575.0	—	(13)
	Class C units					11/2023		3,849		768.4	—	(13)
										42,273.6	34,871.6
Artivion, Inc. (11)	First lien senior secured revolving loan	7.49%		SOFR (Q)	3.50%		01/2031		1,983.0	1,911.5	1,983.0	(2)(6)(8)(13)
	First lien senior secured loan	8.74%		SOFR (Q)	4.75%		01/2031		26,884.3	26,408.9	26,884.3	(2)(6)(8)(13)
										28,320.4	28,867.3
athenahealth Group Inc.	First lien senior secured loan	6.47%		SOFR (M)	2.75%		02/2029		91,730.0	91,266.9	91,825.4	(2)(8)
Avalign Holdings, Inc. and Avalign Technologies, Inc. (11)	First lien senior secured revolving loan	10.22%		SOFR (M)	6.50%		12/2028		1,720.2	1,677.7	1,135.3	(2)(8)(13)
	First lien senior secured loan	11.07%(3.63	% PIK)	SOFR (Q)	7.25%		12/2028		27,577.2	27,247.9	22,889.1	(2)(8)(13)
										28,925.6	24,024.4
Aveanna Healthcare LLC	First lien senior secured loan	7.47%		SOFR (M)	3.75%		09/2032		30,927.5	30,975.0	31,089.2	(2)(6)
AX VI VET Holding I ApS (11)	First lien senior secured loan	11.03%		NIBOR (Q)	6.90%		01/2029		2,032.9	1,528.1	2,023.8	(2)(6)(8)(13)
	First lien senior secured loan	7.65%		SARON (Q)	6.90%		01/2029		469.9	353.2	467.8	(2)(6)(8)(13)
	First lien senior secured loan	8.99%		Euribor (Q)	6.90%		01/2029		433.3	325.7	431.4	(2)(6)(8)(13)
										2,207.0	2,923.0
Bausch + Lomb Corporation	First lien senior secured loan	7.72%		SOFR (M)	4.00%		09/2028		18,325.3	18,328.7	18,325.3	(2)(6)
	First lien senior secured loan	7.97%		SOFR (M)	4.25%		01/2031		16,159.4	16,085.9	16,304.8	(2)(6)
	First lien senior secured loan	7.42%		SOFR (S)	3.75%		01/2031		1,400.0	1,400.0	1,412.6	(6)
										35,814.6	36,042.7
Bayou Intermediate II, LLC (11)	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		09/2032		27,267.1	26,997.6	26,976.4	(2)(8)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
BrightStar Group Holdings, Inc. (11)	First lien senior secured loan	8.80%		SOFR (Q)	4.75%		03/2032		28,448.1	28,209.6	28,448.1	(2)(8)(13)
BVI Medical, Inc. and BVI Group Limited (11)	First lien senior secured loan	9.97% (5.00	% PIK)	SOFR (M)	6.25%		03/2032		141,337.5	139,542.0	135,684.0	(2)(6)(8)(13)
	First lien senior secured loan	9.88%		SOFR (Q)	6.00%		03/2032		2,107.1	2,068.1	1,871.1	(2)(6)(8)(13)
	Ordinary shares					03/2025		2,249		3,000.4	2,556.7	(2)(6)(13)
										144,610.5	140,111.8
CNT Holdings I Corp	First lien senior secured loan	6.34%		SOFR (Q)	2.50%		11/2032		91,434.8	91,497.3	91,611.3	(2)(8)
Confluent Medical Technologies, Inc.	First lien senior secured loan	6.67%		SOFR (Q)	3.00%		02/2029		30,174.2	30,203.8	30,362.8	(2)(8)(13)
Cradle Lux Bidco S.A.R.L. and Hamilton Thorne Inc. (11)	First lien senior secured loan	7.32%		Euribor (Q)	5.25%		11/2031		13,716.6	12,491.2	13,859.8	(2)(6)(8)(13)
	First lien senior secured loan	9.04%		SOFR (Q)	5.25%		11/2031		3,267.1	3,212.0	3,267.1	(2)(6)(8)(13)
										15,703.2	17,126.9
Electron Bidco Inc.	First lien senior secured loan	6.22%		SOFR (M)	2.50%		11/2028		68,402.4	68,390.0	68,717.1	(2)(8)
Empower Payments Investor, LLC (11)	First lien senior secured loan	8.23%		SOFR (Q)	4.50%		03/2031		22,155.0	21,889.8	22,155.0	(2)(8)(13)
	First lien senior secured loan	8.62%		SOFR (Q)	4.75%		03/2031		1,713.1	1,705.3	1,713.1	(2)(8)(13)
										23,595.1	23,868.1
Ensemble RCM, LLC	First lien senior secured loan	6.84%		SOFR (Q)	3.00%		08/2029		59,040.6	59,038.9	59,296.3	(2)
Envisage Management Ltd (11)	First lien senior secured loan	10.96% (2.19	% PIK)	SONIA (Q)	7.19%		04/2031		5,955.0	5,520.3	5,955.0	(2)(6)(8)(13)
	First lien senior secured loan	10.24%		SONIA (S)	6.50%		04/2031		821.1	705.3	821.1	(2)(6)(8)(13)
										6,225.6	6,776.1
Gainwell Acquisition Corp.	First lien senior secured loan	7.77%		SOFR (Q)	4.00%		10/2027		74,084.9	72,493.9	72,658.8	(2)(8)
Global Medical Response, Inc. and GMR Buyer Corp.	First lien senior secured loan	7.38%		SOFR (Q)	3.50%		10/2032		143,703.3	143,357.0	144,518.1	(2)
Himalaya TopCo LLC and BCPE Hyperlink Holdings, LP (11)	First lien senior secured loan	8.72% (2.25	% PIK)	SOFR (M)	5.00%		06/2032		159,758.4	156,936.8	158,160.8	(2)(8)(13)
	Class A units					09/2025		214,626		2,146.3	2,146.3	(2)(13)
										159,083.1	160,307.1
HuFriedy Group Acquisition LLC (11)	First lien senior secured loan	9.30%		SOFR (Q)	5.50%		05/2031		55,505.9	54,729.2	55,505.9	(2)(8)(13)
	First lien senior secured loan	9.26%		SOFR (S)	5.50%		06/2031		5,145.9	5,045.7	5,145.9	(2)(8)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
									59,774.9	60,651.8
LivTech Purchaser, Inc. (11)	First lien senior secured loan	8.76%	SOFR (Q)	5.00%		11/2031		7,376.8	7,325.9	7,376.8	(2)(8)(13)
Mamba Purchaser, Inc.	First lien senior secured loan	6.73%	SOFR (M)	3.00%		10/2031		47,940.5	47,919.5	48,024.4	(2)(8)
Medline Borrower, LP	First lien senior secured loan	5.47%	SOFR (M)	1.75%		10/2030		94,551.8	94,552.0	94,857.2	(2)(8)
	First lien senior secured loan	5.47%	SOFR (M)	1.75%		10/2028		3,517.6	3,526.4	3,527.0	(8)
									98,078.4	98,384.2
MPH Acquisition Holdings LLC	First lien senior secured notes	6.00%				03/2031		10,714.0	9,411.8	9,214.0	(2)(6)
Next Holdco, LLC (11)	First lien senior secured loan	9.09%	SOFR (Q)	5.25%		11/2030		5,684.9	5,625.5	5,684.9	(2)(8)(13)
NMN Holdings III Corp. and NMN Holdings LP	First lien senior secured loan	7.27%	CORRA (M)	5.00%		07/2031		13,063.5	12,875.0	13,063.5	(2)(8)(13)
	First lien senior secured loan	8.47%	SOFR (M)	4.75%		07/2031		6,961.3	6,895.5	6,961.3	(2)(8)(13)
									19,770.5	20,024.8
Nomi Health, Inc.	Warrant to purchase Series B preferred stock				07/2023	07/2033	10,142		—	—	(13)
	Warrant to purchase Class A common stock				06/2024	06/2034	22,661		—	0.9	(2)(13)
									—	0.9
PointClickCare Technologies Inc.	First lien senior secured loan	6.42%	SOFR (Q)	2.75%		11/2031		39,862.2	39,946.1	39,878.9	(2)(6)
Premise Health Holding Corp. and OMERS Bluejay Investment Holdings LP (11)	First lien senior secured loan	8.17%	SOFR (Q)	4.50%		11/2032		15,921.1	15,765.4	15,921.1	(2)(8)(13)
Project Alliance Buyer, LLC (11)	First lien senior secured loan	8.82%	SOFR (Q)	5.00%		08/2031		9,103.5	8,974.8	8,966.9	(2)(8)(13)
Project Ruby Ultimate Parent Corp.	First lien senior secured loan	6.74%	SOFR (M)	2.75%		03/2028		110,578.0	110,613.7	110,834.5	(2)
Radnet Management, Inc.	First lien senior secured loan	6.07%	SOFR (Q)	2.25%		04/2031		5,174.0	5,184.6	5,188.2	(2)(6)
Raven Acquisition Holdings, LLC (11)	First lien senior secured loan	6.72%	SOFR (M)	3.00%		11/2031		38,820.2	38,831.9	38,929.2	(2)
RegionalCare Hospital Partners Holdings, Inc.	First lien senior secured loan	7.33%	SOFR (M)	3.50%		05/2031		3,184.8	3,193.4	3,186.6	(2)
Resonetics, LLC	First lien senior secured loan	6.59%	SOFR (Q)	2.75%		06/2031		49,390.9	49,372.3	49,440.3	(2)(8)
Revival Animal Health, LLC (11)	First lien senior secured revolving loan	9.73%	SOFR (Q)	6.00%		01/2028		1,902.6	1,889.9	1,826.5	(2)(8)(13)
	First lien senior secured loan	9.72%	SOFR (Q)	6.00%		01/2028		30,984.0	30,799.9	29,744.7	(2)(8)(13)
									32,689.8	31,571.2
Sharp Midco LLC	First lien senior secured loan	6.67%	SOFR (Q)	3.00%		09/2032		44,729.5	44,760.7	44,841.4	(2)
Signant Finance One Limited and Bracket Intermediate Holding Corp. (11)	First lien senior secured loan	8.42%	SOFR (Q)	4.75%		10/2031		22,093.6	21,876.5	21,872.7	(2)(6)(8)(13)
Silver Midco 1 GmbH and Silver Bidco GmbH (11)	First lien senior secured loan	7.27%	Euribor (Q)	5.25%		06/2031		10,356.8	10,175.2	10,149.7	(2)(6)(13)
	Senior subordinated loan	12.50%				12/2031		31,881.8	31,322.4	31,244.2	(2)(6)(13)
									41,497.6	41,393.9
Spruce Bidco II Inc. (11)	First lien senior secured loan	8.45%	SOFR (S)	4.75%		01/2032		97,426.3	95,944.8	97,426.3	(2)(8)(13)
	First lien senior secured loan	6.00%	TONA (Q)	5.25%		01/2032		13,464.7	13,394.3	13,464.7	(2)(8)(13)
	First lien senior secured loan	7.25%	CORRA (Q)	5.00%		01/2032		14,384.6	13,394.6	14,384.6	(2)(8)(13)
									122,733.7	125,275.6
Surescripts, LLC (11)	First lien senior secured loan	8.42%	SOFR (Q)	4.75%		11/2031		101,202.3	100,708.3	100,696.3	(2)(8)(13)
Surgery Center Holdings, Inc.	First lien senior secured loan	6.22%	SOFR (M)	2.50%		12/2030		26,996.3	27,048.7	27,085.4	(2)(6)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Symplr Software Inc. and Symplr Software Intermediate Holdings, Inc.	First lien senior secured loan	8.44%	SOFR (Q)	4.50%		12/2027		834.3	739.6	706.3	(2)(8)
	Second lien senior secured loan	11.82%	SOFR (Q)	7.88%		12/2028		17,013.5	13,714.1	14,801.8	(2)(8)(13)
									14,453.7	15,508.1
Team Health Holdings, Inc.	First lien senior secured loan	8.34%	SOFR (Q)	4.50%		06/2028		74,625.0	74,625.0	74,811.6	(2)
	First lien senior secured notes	8.38%				06/2028		25,000.0	25,000.0	25,301.3	(2)
									99,625.0	100,112.9
U.S. Urology Partners, LLC, General Atlantic (USU) Blocker Collection Holdco, L.P., and General Atlantic (USU-2) Coinvest, L.P. (11)	First lien senior secured loan	8.42%	SOFR (Q)	4.75%		04/2032		3,825.9	3,779.6	3,825.9	(2)(8)(13)
	First lien senior secured loan	8.17%	SOFR (Q)	4.50%		04/2032		11,225.8	11,114.4	11,225.8	(2)(8)(13)
	Limited partnership interest				04/2025		2,152,000		2,152.0	3,465.4	(2)(13)
	Common units				10/2025		435,004		448.2	435.0	(2)(13)
									17,494.2	18,952.1
United Digestive MSO Parent, LLC and Koln Co-Invest Unblocked, LP (11)	First lien senior secured loan	9.51%	SOFR (Q)	5.75%		03/2029		15,224.7	15,024.6	15,224.7	(2)(8)(13)
	Class A interests				03/2023		100		100.0	169.4	(13)
									15,124.6	15,394.1
VetPartners Group Limited (11)	First lien senior secured loan	9.54%	SONIA (S)	5.50%		09/2032		48,886.9	48,175.6	48,905.1	(2)(6)(8)(13)
	First lien senior secured loan	7.61%	Euribor (Q)	5.50%		09/2032		3,132.4	3,086.8	3,133.5	(2)(6)(8)(13)
	First lien senior secured loan	14.22%	SONIA (S)	10.25%		09/2032		2,576.8	2,421.9	2,576.8	(2)(6)(8)(13)
									53,684.3	54,615.4
Waystar Technologies, Inc.	First lien senior secured loan	5.72%	SOFR (M)	2.00%		10/2029		28,680.4	28,648.9	28,823.8	(2)(13)
ZocDoc, Inc. (11)	First lien senior secured loan	9.12%	SOFR (Q)	5.25%		07/2030		30,146.4	29,898.2	30,146.4	(2)(8)(13)
	First lien senior secured loan	7.37%	SOFR (Q)	3.50%		07/2030		1.0	1.0	1.0	(2)(8)(13)
									29,899.2	30,147.4
									2,368,817.9	2,368,334.5		22.54%
Commercial and Professional Services
Accommodations Plus Technologies LLC (11)	First lien senior secured loan	8.94%	SOFR (Q)	5.25%		05/2032		16,410.6	16,182.2	16,410.6	(2)(8)(13)
Aldinger Company Inc (11)	First lien senior secured revolving loan	8.44%	SOFR (Q)	4.75%		10/2030		236.3	195.4	236.3	(2)(8)(13)
	First lien senior secured loan	8.42%	SOFR (Q)	4.75%		10/2030		36,670.6	36,435.9	36,670.6	(2)(8)(13)
									36,631.3	36,906.9
AlixPartners, LLP	First lien senior secured loan	5.72%	SOFR (M)	2.00%		08/2032		75,722.5	75,728.8	75,802.8	(2)
AMCP Clean Acquisition Company, LLC	First lien senior secured loan	7.94%	SOFR (Q)	4.25%		06/2030		7,681.1	7,642.9	7,643.5	(2)(8)(13)
Bluejack Fire Acquisition, Inc. and Bluejack Fire Holdings LLC (11)	First lien senior secured revolving loan	8.50%	SOFR (M)	4.75%		01/2031		359.1	341.1	359.1	(2)(8)(13)
	First lien senior secured loan	8.47%	SOFR (M)	4.75%		01/2031		5,720.2	5,659.9	5,720.2	(2)(8)(13)
	Class A-1 units				01/2025		1,134		1,134.0	1,079.9	(2)(13)
									7,135.0	7,159.2
Bobtail AcquisitionCo, LLC (11)	First lien senior secured revolving loan	8.44%	SOFR (Q)	4.75%		09/2031		751.4	671.9	667.3	(2)(10)(13)
	First lien senior secured loan	8.54%	SOFR (Q)	4.75%		09/2031		32,630.6	32,255.3	32,233.5	(2)(13)
									32,927.2	32,900.8
Cards-Live Oak Holdings, Inc. (11)	First lien senior secured revolving loan	10.50%	Base rate (Q)	3.75%		10/2032		2,321.2	2,253.5	2,251.5	(2)(8)(13)
	First lien senior secured loan	8.42%	SOFR (Q)	4.75%		10/2032		31,445.4	31,139.8	31,130.9	(2)(8)(13)
									33,393.3	33,382.4
Celnor Group Limited (11)	First lien senior secured loan	9.39%	SONIA (Q)	5.67%		08/2031		5,533.4	5,253.0	5,514.2	(2)(6)(8)(13)
	First lien senior secured loan	9.01%	SONIA (Q)	5.29%		08/2031		1,634.6	1,529.5	1,637.0	(2)(6)(8)(13)
	First lien senior secured loan	9.40%	SOFR (Q)	5.67%		08/2031		583.8	539.1	572.0	(2)(6)(8)(13)
	First lien senior secured loan	7.31%	Euribor (Q)	5.29%		08/2031		564.9	528.6	565.7	(2)(6)(8)(13)
									7,850.2	8,288.9

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Corporation Service Company	First lien senior secured loan	5.72%		SOFR (M)	2.00%		11/2029		40,527.6	40,498.0	40,494.0	(2)(8)
Covanta Holding Corporation	First lien senior secured loan	5.98%		SOFR (M)	2.25%		01/2031		6,000.0	5,985.7	6,000.0	(2)(8)
Dayforce, Inc.	First lien senior secured loan	6.84%		SOFR (Q)	3.00%		08/2032		67,975.0	67,812.6	67,732.3
	First lien senior secured loan	5.84%		SOFR (Q)	2.00%		03/2031		0.3	0.3	0.3	(2)(13)
										67,812.9	67,732.6
Denali Intermediate Holdings, Inc. and Denali Parent Holdings, L.P. (11)	First lien senior secured loan	9.23%		SOFR (M)	5.50%		08/2032		229,197.0	227,016.7	226,905.0	(2)(8)(13)
	Series A units	8.00	% PIK			08/2025		319,400		3,283.2	3,194.0	(2)(13)
										230,299.9	230,099.0
Dorado Bidco, Inc. (11)	First lien senior secured loan	8.22%		SOFR (M)	4.50%		09/2031		6,924.3	6,878.2	6,924.3	(2)(8)(13)
DP Flores Holdings, LLC (11)	First lien senior secured loan	10.22%(3.25	% PIK)	SOFR (M)	6.50%		09/2030		49,334.8	48,436.0	49,334.8	(2)(8)(13)
Drogon Bidco Inc. & Drogon Aggregator LP (11)	First lien senior secured loan	8.47%		SOFR (B)	4.75%		08/2031		33,125.6	32,914.8	33,125.6	(2)(8)(13)
	Class A-2 common units					08/2024		2,662,000		2,662.0	2,912.2	(2)(13)
										35,576.8	36,037.8
Duraserv LLC (11)	First lien senior secured revolving loan	8.57%		SOFR (M)	4.75%		06/2030		559.9	528.9	559.9	(2)(8)(13)
	First lien senior secured loan	8.48%		SOFR (M)	4.75%		06/2031		35,823.6	35,579.4	35,823.6	(2)(8)(13)
										36,108.3	36,383.5
Eagle Parent Corp.	First lien senior secured loan	7.92%		SOFR (Q)	4.25%		04/2029		4,221.1	4,218.5	4,224.9	(2)(8)
Elliott Davis Advisory, LLC and Elliott Davis Advisory HoldCo, LLC (11)	First lien senior secured revolving loan	8.73%		SOFR (Q)	4.75%		07/2031		2,441.2	2,378.3	2,372.8	(2)(8)(13)
	First lien senior secured loan	8.87%		SOFR (S)	4.75%		07/2031		30,062.7	29,783.2	29,762.1	(2)(8)(13)
	Common stock					07/2025		5,162,000		5,162.0	5,162.0	(13)
										37,323.5	37,296.9
EMB Purchaser, Inc. (11)	First lien senior secured loan	8.25%		SOFR (Q)	4.50%		03/2032		119,277.5	118,265.6	119,277.5	(2)(8)(13)
Firebird Acquisition Corp, Inc. (11)	First lien senior secured loan	8.84%(2.75	% PIK)	SOFR (Q)	5.00%		02/2032		17,603.5	17,528.6	17,603.5	(2)(8)(13)
	First lien senior secured loan	8.34%		SOFR (Q)	4.50%		02/2032		3,885.6	3,864.8	3,885.6	(2)(8)(13)
										21,393.4	21,489.1
FlyWheel Acquireco, Inc. (11)	First lien senior secured revolving loan	10.22%		SOFR (M)	6.50%		05/2028		160.7	138.0	160.7	(2)(8)(13)
	First lien senior secured loan	10.22%		SOFR (M)	6.50%		05/2030		13,091.5	12,846.9	13,091.5	(2)(8)(13)
										12,984.9	13,252.2
Frontline Road Safety Operations, LLC (11)	First lien senior secured loan	8.72%(2.00	% PIK)	SOFR (M)	5.00%		03/2032		76,692.7	76,119.7	76,692.7	(2)(13)
	First lien senior secured loan	8.72%(2.00	% PIK)	SOFR (M)	5.00%		03/2032		7,580.3	7,504.5	7,580.3	(2)(8)(13)
										83,624.2	84,273.0
G702 Buyer, Inc. (11)	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		07/2031		10,201.8	10,061.6	10,048.8	(2)(8)(13)
GCM HVAC Holdco, LLC and GCM HVAC Topco, LLC	First lien senior secured loan	14.00	% PIK				09/2031		3,235.9	3,184.7	3,235.9	(2)(13)
	Class A common units					09/2024		1,513,394		1,526.6	2,101.1	(13)
										4,711.3	5,337.0
GFL Environmental Inc.	First lien senior secured loan	6.27%		SOFR (Q)	2.50%		03/2032		21,605.3	21,592.9	21,670.1	(2)
Grant Thornton Advisors LLC	First lien senior secured loan	6.47%		SOFR (M)	2.75%		06/2031		2,903.7	2,911.2	2,906.0	(2)
HP RSS Buyer, Inc. (11)	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		12/2029		17,773.7	17,681.3	17,773.7	(2)(8)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
	First lien senior secured loan	8.67%		SOFR (Q)	5.00%		12/2029		11,428.8	11,312.5	11,428.8	(2)(8)(13)
										28,993.8	29,202.5
Intero Integrity Services Group B.V. (11)	First lien senior secured loan	9.27%(2.45	% PIK)	Euribor (Q)	7.25%		09/2031		3,694.7	3,392.2	3,694.7	(2)(6)(8)(13)
	First lien senior secured loan	10.92%(2.45	% PIK)	SOFR (Q)	7.25%		09/2031		2,396.3	2,207.3	2,259.6	(2)(6)(8)(13)
	First lien senior secured loan	8.72%		Euribor (Q)	6.70%		09/2031		175.2	141.0	175.2	(2)(6)(8)(13)
										5,740.5	6,129.5
Jones Fish Hatcheries & Distributors, LLC and Pond Management Group Holdings, LLC (11)	First lien senior secured loan	8.13%		SOFR (Q)	4.25%		11/2032		11,187.4	11,077.4	11,075.5	(2)(8)(13)
	Class A units					11/2025		18,870		1,887.0	1,887.0	(13)
										12,964.4	12,962.5
Kings Buyer, LLC (11)	First lien senior secured revolving loan	11.00%		Base Rate (Q)	4.25%		10/2027		898.8	879.5	776.3	(2)(8)(13)
	First lien senior secured loan	9.35%		SOFR (Q)	5.25%		10/2027		18,055.2	17,932.1	17,152.4	(2)(8)(13)
										18,811.6	17,928.7
KPS Global LLC and Cool Group LLC (11)	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		09/2030		4,422.0	4,351.3	4,422.0	(2)(8)(13)
LABL, Inc.	First lien senior secured loan	8.94%		SOFR (Q)	5.00%		10/2028		81,803.2	77,402.7	51,521.3	(2)(8)
LBC Woodlands Purchaser LLC and LBC Woodlands Holdings LP (11)	First lien senior secured revolving loan	8.72%		SOFR (M)	5.00%		07/2030		387.0	331.8	338.6	(2)(8)(13)
	First lien senior secured loan	8.84%		SOFR (Q)	5.00%		07/2031		20,469.4	20,183.8	20,181.7	(2)(8)(13)
	Class A common units					07/2024		1,409,000		1,409.0	1,030.0	(2)(13)
										21,924.6	21,550.3
Lightbeam Bidco, Inc. (11)	First lien senior secured loan	8.56%		SOFR (Q)	4.75%		05/2030		23,447.2	23,138.4	23,447.2	(2)(8)(13)
	First lien senior secured loan	8.84%		SOFR (Q)	5.00%		05/2030		1,006.4	1,003.1	1,006.4	(2)(8)(13)
										24,141.5	24,453.6
Motus LLC	First lien senior secured loan	7.42%		SOFR (Q)	3.75%		12/2028		10.0	10.0	9.9	(2)(8)
MSIS Holdings, Inc. and MS Precision Parent, LP (11)	First lien senior secured loan	8.67%		SOFR (Q)	5.00%		03/2031		26,994.4	26,674.2	26,994.4	(2)(8)(13)
	Class A-1 units					03/2025		1,359,000		1,359.0	1,491.6	(2)(13)
										28,033.2	28,486.0
Neptune Bidco US Inc. and Elliott Metron Co-Investor Aggregator L.P.	First lien senior secured loan	9.01%		SOFR (Q)	5.00%		04/2029		143,288.4	137,360.6	141,533.2	(2)(8)
	First lien senior secured loan	8.76%		SOFR (Q)	4.75%		10/2028		51,517.3	49,530.2	50,785.7	(2)(8)
										186,890.8	192,318.9
Omnia Partners, LLC	First lien senior secured loan	6.45%		SOFR (B)	2.75%		12/2032		7,981.4	7,968.6	8,005.6	(2)
Priority Waste Holdings LLC, Priority Waste Holdings Indiana LLC and Priority Waste Super Holdings, LLC (11)	First lien senior secured revolving loan	9.49%		SOFR (Q)	5.50%		08/2029		1.9	1.8	1.9	(2)(8)(13)
	First lien senior secured revolving loan	11.25%		Base Rate (Q)	4.50%		08/2029		0.1	0.1	0.1	(2)(8)(13)
	First lien senior secured loan	11.99%		SOFR (Q)	8.00%		08/2029		41,338.1	39,444.0	34,724.0	(2)(8)(13)
	First lien senior secured loan	14.73	% PIK	SOFR (M)	11.00%		08/2029		2,282.7	2,282.7	2,054.5	(2)(8)(13)
	Warrant to purchase Class A common units					08/2023	08/2036	27,163		449.6	—	(13)
	Warrant to purchase Class A common units					06/2024	06/2036	8,780		1,223.9	—	(2)(13)
										43,402.1	36,780.5
PSC Parent, Inc. (11)	First lien senior secured revolving loan	8.97%		SOFR (M)	5.25%		04/2030		3,463.4	3,405.9	3,463.4	(2)(8)(10)(13)
	First lien senior secured loan	8.98%		SOFR (M)	5.25%		04/2031		50,575.7	50,218.7	50,575.7	(2)(8)(13)
										53,624.6	54,039.1
PYE-Barker Fire & Safety, LLC (11)	First lien senior secured loan	6.21%		SOFR (Q)	2.50%		12/2032		29,797.6	29,815.2	29,971.3	(2)
Saturn Purchaser Corp. (11)	First lien senior secured loan	8.71%		SOFR (Q)	4.85%		07/2030		7,505.7	7,482.1	7,505.7	(2)(8)(13)
SGM Acquisition Sub, LLC and Schill Holdings, LP (11)	First lien senior secured loan	8.72%		SOFR (Q)	5.00%		12/2031		17,727.1	17,551.2	17,638.4	(2)(8)(13)
	Common units					12/2025		1,010,000		1,010.0	1,010.0	(13)
										18,561.2	18,648.4

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
SV Newco 2, Inc. and Site 2020 Incorporated (11)	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		06/2031		27,107.3	26,852.3	27,107.3	(2)(6)(8)(13)
	First lien senior secured loan	10.50%		Base rate (Q)	3.75%		06/2031		1,916.4	1,905.2	1,916.4	(2)(6)(8)(13)
										28,757.5	29,023.7
Talon Buyer Inc. and Talon Holdings SCSP (11)	First lien senior secured loan	8.39%		SOFR (Q)	4.50%		07/2032		22,263.3	21,927.3	21,908.0	(2)(8)(13)
	Class A units					07/2025		7,785,000		7,785.0	9,712.3	(2)(6)(13)
										29,712.3	31,620.3
The Hiller Companies, LLC (11)	First lien senior secured loan	8.72%		SOFR (M)	5.00%		06/2030		30,327.2	30,123.5	30,327.2	(2)(8)(13)
	First lien senior secured loan	8.54%		SOFR (M)	4.75%		06/2030		2,563.5	2,546.4	2,563.5	(2)(8)(13)
										32,669.9	32,890.7
TSS Buyer, LLC	First lien senior secured loan	9.34%		SOFR (Q)	5.50%		06/2029		9,818.4	9,673.7	9,818.4	(2)(8)(13)
TVG-MGT Upper Intermediate Holdings, LLC	Senior subordinated loan	14.00	% PIK				08/2031		21,912.9	21,323.3	21,255.5	(2)(13)
	Class A common units					08/2025		2,281		3,478.6	3,478.6	(2)(13)
										24,801.9	24,734.1
Unity Purchaser, LLC and Unity Ultimate Holdings, LP (11)	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		01/2031		13,828.9	13,646.9	13,828.9	(2)(8)(13)
	Class A-1 units					01/2025		2,271,000		2,271.0	2,198.6	(2)(13)
										15,917.9	16,027.5
UP Intermediate II LLC and UPBW Blocker LLC (11)	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		03/2032		13,491.5	13,342.0	13,491.5	(2)(8)(13)
	Senior preferred units	15.00	% PIK			07/2025		10,858		1,158.8	1,158.8	(2)(13)
	Common units					03/2024		31,790		3,179.0	3,767.2	(2)(13)
	Common units					09/2024		2,060		173.0	244.1	(2)(13)
										17,852.8	18,661.6
W.S. Connelly & Co., LLC and WSC Ultimate Holdings, LLC (11)	First lien senior secured revolving loan	7.67%		SOFR (Q)	4.00%		05/2030		5,982.4	5,894.8	5,982.4	(2)(8)(13)
	First lien senior secured revolving loan	9.75%		Base Rate (Q)	3.00%		05/2030		1,994.1	1,877.3	1,994.1	(2)(8)(10)(13)
	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		05/2030		30,915.3	30,553.4	30,915.3	(2)(8)(13)
	Class A preferred units	10.00	% PIK			05/2024		11,930		1,397.9	1,397.9	(13)
	Class A common units					05/2024		1,111		—	539.9	(13)
										39,723.4	40,829.6
Xplor T1, LLC	First lien senior secured loan	7.29%		SOFR (Q)	3.50%		12/2032		38,921.2	38,713.2	38,823.9	(2)(13)
Zinc Buyer Corporation and Marmic Fire & Safety Co., Inc. (11)	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		07/2031		51,880.4	51,505.9	51,880.4	(2)(8)(13)

										1,865,620.5	1,849,522.6		17.60%
Investment Funds and Vehicles
A8 - A (Feeder) L.P. (12)	Limited partnership interests					03/2025		0.44%		1,000.3	718.3	(6)
ABPCI 2017-1	Collaterized loan obligation	11.38%		SOFR (Q)	7.50%		07/2037		965.0	969.4	980.7	(6)(13)
ABPCI 2019-5A	Collaterized loan obligation	9.63%		SOFR (Q)	5.75%		01/2036		1,100.0	1,100.0	1,106.2	(6)(13)
ABPCI 2022-11	Collaterized loan obligation	10.86%		SOFR (Q)	7.00%		01/2038		7,000.0	7,000.0	6,889.0	(6)(13)
ABPCI 2023-12	Collaterized loan obligation	12.09%		SOFR (Q)	8.25%		07/2037		4,800.0	4,800.0	4,824.1	(6)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
ABPCI 2024-17	Collaterized loan obligation	11.85%	SOFR (Q)	8.00%		08/2036		3,000.0	3,000.0	3,022.2	(6)(13)
ABPCI 2025-20A	Collaterized loan obligation	10.09%	SOFR (Q)	6.25%		04/2037		1,450.0	1,450.0	1,443.2	(6)(13)
ABPCI 2025-21	Collaterized loan obligation	11.11%	SOFR (Q)	7.00%		07/2037		11,000.0	11,000.0	11,116.7	(6)(13)
ABPF 2025-2	Collaterized loan obligation	7.85%	SOFR (Q)	3.90%		10/2037		17,000.0	17,000.0	17,021.4	(6)(13)
	Collaterized loan obligation	11.20%	SOFR (Q)	7.25%		10/2037		3,600.0	3,600.0	3,605.4	(6)(13)
									20,600.0	20,626.8
ADLP LLC (5)(14)	Subordinated certificates	10.00%				10/2035		391,000.0	391,000.0	391,000.0	(6)(13)(15)
	Membership interest						80.00%		—	—	(6)
									391,000.0	391,000.0
Advent International GPE VII-E Limited Partnership (12)	Limited partnership interests				03/2025		0.69%		941.0	1,137.4	(6)
AIMCO 2024-22	Collaterized loan obligation	10.38%	SOFR (Q)	6.50%		04/2037		5,000.0	5,050.4	5,059.3	(6)(13)
AIMCO 2025-23	Collaterized loan obligation	14.86%				04/2038		10,245.0	8,736.7	9,015.6	(6)(13)
AIMCO 2025-24	Collaterized loan obligation	12.88%				04/2038		8,380.0	6,997.3	6,653.8	(6)(13)
AIMCO 2025-28	Collaterized loan obligation	11.50%				01/2039		15,965.0	14,718.3	14,852.9	(6)(13)
AIMCO CLO 30, LTD.	Collaterized loan obligation	21.00%				11/2030		1,478.2	1,478.2	1,478.2	(6)(13)
Alp CFO 2025, L.P. and Alp CFO 2025 (Offshore Feeder) A, L.P. (11)(12)	Private asset-backed investment	12.24%				07/2037		9,770.0	9,770.0	9,770.0	(6)(13)
	Private asset-backed investment				08/2025		11,666,532		11,666.5	12,343.2	(6)(13)
	Private asset-backed investment				08/2025		5,523,000		5,523.0	5,721.8	(6)(13)
									26,959.5	27,835.0
ANCHC 2019-13	Collaterized loan obligation	10.40%	SOFR (Q)	6.50%		04/2038		5,000.0	5,000.0	5,028.7	(6)(13)
ANCHC 2020-15	Collaterized loan obligation	10.26%	SOFR (Q)	6.05%		07/2038		2,900.0	2,900.0	2,923.1	(6)(13)
ANCHC 2021-19	Collaterized loan obligation	13.96%				10/2038		1,830.1	1,230.7	1,230.6	(6)(13)
ANCHC 2023-26	Collaterized loan obligation	10.13%	SOFR (Q)	6.25%		03/2038		1,350.0	1,350.0	1,365.3	(6)(13)
ANCHC 2025-32	Collaterized loan obligation	11.12%	SOFR (Q)	7.00%		07/2037		1,650.0	1,650.0	1,659.8	(6)(13)
ANCHC 2025-33	Collaterized loan obligation	10.37%	SOFR (Q)	6.10%		10/2038		550.0	550.0	557.7	(6)(13)
ANCHF 2025-18	Collaterized loan obligation	9.10%				10/2040		32,376.0	32,376.0	30,992.3	(6)(13)
ANCHF 2025-19	Collaterized loan obligation	15.80%				10/2040		37,070.0	37,070.0	34,926.2	(6)(13)
Apax Europe VI - A, L.P. (12)	Limited partnership interests				03/2025		0.39%		612.5	680.3	(6)
Apax Europe VII - B, L.P. (12)	Limited partnership interests				03/2025		0.39%		341.4	68.2	(6)
Apax VIII - B, L.P. (12)	Limited partnership interests				03/2025		0.14%		382.1	260.2	(6)
Aquiline Financial Services Fund LP. (12)	Limited partnership interests				03/2025		0.18%		453.8	546.2	(6)
ATRM 14	Collaterized loan obligation	10.39%	SOFR (Q)	6.50%		10/2037		5,600.0	5,600.0	5,651.6	(6)(13)
	Collaterized loan obligation	8.97%				10/2037		8,171.4	4,363.7	3,342.1	(6)(13)
	Collaterized loan obligation	6.77%				10/2037		639.5	365.6	289.2	(6)(13)
									10,329.3	9,282.9

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
ATRM 15	Collaterized loan obligation	10.39%	SOFR (Q)	6.50%		07/2037		1,637.5	1,668.5	1,626.2	(6)(13)
AUDAX 2024-9	Collaterized loan obligation	9.08%	SOFR (Q)	5.20%		04/2036		2,000.0	2,000.0	2,017.9	(6)(13)
BABSN 2023-1	Collaterized loan obligation	10.58%	SOFR (Q)	6.70%		04/2038		2,700.0	2,700.0	2,739.3	(6)(13)
Bain Capital Europe Fund IV, L.P. (12)	Limited partnership interests				09/2025		0.04%		483.4	541.1	(6)
Bain Capital Europe V, SCSp (12)	Limited partnership interests				09/2025		0.01%		595.6	812.4	(6)
Bain Capital Fund XI, L.P. (12)	Limited partnership interests				09/2025		0.11%		1,885.9	2,331.1	(6)
Bain Capital Fund XII, L.P. (12)	Limited partnership interests				09/2025		0.01%		459.4	719.5	(6)
BALLY 2022-21	Collaterized loan obligation	9.42%				10/2037		2,520.0	2,216.9	1,815.5	(6)(13)
BALLY 2024-26	Collaterized loan obligation	9.96%	SOFR (Q)	6.10%		07/2037		1,500.0	1,500.0	1,512.8	(6)(13)
	Collaterized loan obligation	11.64%				07/2037		4,980.0	3,293.1	2,784.8	(6)(13)
									4,793.1	4,297.6
BALLY 2025-30	Collaterized loan obligation	8.89%	SOFR (Q)	4.90%		10/2038		5,600.0	5,600.0	5,572.7	(6)(13)
BC European Capital IX - 2 LP (12)	Limited partnership interests				09/2025		0.06%		735.8	1,128.2	(6)
	Limited partnership interests				03/2025		0.05%		660.8	1,016.4	(6)
									1,396.6	2,144.6
BC European Capital X - 2 LP (12)	Limited partnership interests				09/2025		0.03%		1,262.6	1,409.3	(6)
BC Partners Galileo (2) L.P. (12)	Limited partnership interests				09/2025		0.52%		644.7	924.0	(6)
BCC 2022-1	Collaterized loan obligation	20.18%				10/2038		10,978.5	3,306.2	3,474.0	(6)(13)
BERRY 2024-1	Collaterized loan obligation	12.42%				10/2037		2,610.0	2,055.0	1,766.0	(6)(13)
	Collaterized loan obligation					10/2037		2,610.0	—	146.1	(6)(13)
									2,055.0	1,912.1
BGCLO 2023-6	Collaterized loan obligation	10.02%	SOFR (Q)	5.65%		07/2038		1,250.0	1,262.5	1,239.6	(6)(13)
Blackstone Capital Partners VI L.P. (12)	Limited partnership interests				03/2025		0.05%		1,044.8	1,277.1	(6)
	Limited partnership interests				09/2025		0.03%		668.5	710.6	(6)
									1,713.3	1,987.7
Bridgepoint Europe VI ‘E’ LP (12)	Limited partnership interests				09/2025		0.01%		505.0	793.1	(6)
BROOKP 2024-1	Collaterized loan obligation	10.38%	SOFR (Q)	6.50%		04/2037		1,000.0	1,000.0	1,008.1	(6)(13)
BSP 2016-9	Collaterized loan obligation	9.78%	SOFR (Q)	5.90%		10/2037		3,125.0	3,125.0	3,093.1	(6)(13)
BSP 2016-10	Collaterized loan obligation	8.88%	SOFR (Q)	5.00%		07/2038		2,820.0	2,820.0	2,831.5	(6)(13)
BSP 2018-14	Collaterized loan obligation	10.03%	SOFR (Q)	6.15%		10/2037		5,500.0	5,500.0	5,503.7	(6)(13)
BSP 2020-22	Collaterized loan obligation	8.78%	SOFR (Q)	4.90%		04/2035		2,400.0	2,400.0	2,370.9	(6)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
BSP 2021-25	Collaterized loan obligation	8.50%	SOFR (Q)	4.60%		01/2035		990.0	983.8	992.5	(6)(13)
BSP 2022-28	Collaterized loan obligation	9.28%	SOFR (Q)	5.40%		10/2037		500.0	500.0	501.4	(6)(13)
BSP 2022-29	Collaterized loan obligation	8.46%	SOFR (Q)	4.60%		01/2038		3,350.0	3,350.0	3,344.7	(6)(13)
BSP 2023-30	Collaterized loan obligation	9.31%	SOFR (Q)	5.45%		04/2038		2,000.0	2,000.0	2,012.1	(6)(13)
BSP 2023-31	Collaterized loan obligation	11.03%	SOFR (Q)	7.17%		04/2038		625.0	612.6	646.4	(6)(13)
BSP 2023-32	Collaterized loan obligation	17.45%				10/2038		1,050.0	872.6	885.2	(6)(13)
BSP 2024-35	Collaterized loan obligation	9.96%	SOFR (Q)	6.10%		04/2037		1,250.0	1,250.0	1,268.4	(6)(13)
BSP 2024-37	Collaterized loan obligation	14.77%				01/2038		8,430.0	8,015.9	7,513.6	(6)(13)
BSP 2024-38	Collaterized loan obligation	8.86%	SOFR (Q)	5.00%		01/2038		3,750.0	3,750.0	3,754.0	(6)(13)
BSP 2025-39	Collaterized loan obligation	8.40%	SOFR (Q)	4.50%		04/2038		1,825.0	1,825.0	1,819.5	(6)(13)
BSP 2025-40	Collaterized loan obligation	9.50%	SOFR (Q)	5.25%		07/2038		1,000.0	1,000.0	1,003.7	(6)(13)
	Collaterized loan obligation	13.28%				07/2038		11,290.0	10,443.3	8,999.9	(6)(13)
									11,443.3	10,003.6
BSP 2025-41	Collaterized loan obligation	9.22%	SOFR (Q)	4.90%		07/2038		2,800.0	2,800.0	2,814.8	(6)(13)
BSP 2025-42	Collaterized loan obligation	8.92%	SOFR (Q)	4.85%		10/2038		6,600.0	6,600.0	6,556.0	(6)(13)
BTCP 2023-1	Collaterized loan obligation	10.40%	SOFR (M)	6.50%		09/2030		1,746.6	1,748.3	1,746.6	(6)(13)
BX 2024-SLCT	Commercial mortgage-backed security	7.14%	SOFR (M)	3.39%		01/2042		24,185.0	24,126.1	24,128.8	(6)(13)
BYRDPK 2025-1	Collaterized loan obligation	10.22%	SOFR (Q)	6.35%		07/2038		2,200.0	2,178.7	2,262.1	(6)(13)
	Collaterized loan obligation	16.37%				07/2038		1,310.0	946.7	916.2	(6)(13)
	Collaterized loan obligation					07/2038		1,310.0	—	26.6	(6)(13)
									3,125.4	3,204.9
CAIF 1	Commercial mortgage-backed security	9.48%	SONIA (Q)	5.75%		08/2035		26,829.6	26,125.1	26,781.1	(6)(13)
	Commercial mortgage-backed security	10.88%	SONIA (Q)	7.15%		08/2035		9,656.4	9,199.2	9,500.7	(6)(13)
									35,324.3	36,281.8
Catterton Partners VII, L.P. (12)	Limited partnership interests				03/2025		0.32%		1,421.8	1,561.9	(6)
CAVU 2021-1	Collaterized loan obligation	10.86%	SOFR (Q)	7.00%		07/2037		1,000.0	1,000.0	1,003.0	(6)(13)
CAVU 2022-2	Collaterized loan obligation	10.33%	SOFR (Q)	6.45%		03/2038		2,950.0	2,950.0	3,011.3	(6)(13)
	Collaterized loan obligation	8.34%				03/2038		2,575.0	2,575.0	2,618.2	(6)(13)
									5,525.0	5,629.5
CAVU 2025-2	Collaterized loan obligation	10.00%	SOFR (Q)	5.75%		03/2038		4,500.0	4,500.0	4,544.7	(6)(13)
CEDF 2021-14	Collaterized loan obligation	15.29%				07/2033		1,840.0	971.6	616.4	(6)(13)
CGMS 2018-4	Collaterized loan obligation	11.74%	SOFR (Q)	7.86%		10/2037		250.0	257.8	256.0	(6)(13)
CGMS 2019-2	Collaterized loan obligation	10.90%	SOFR (Q)	7.00%		10/2037		4,387.5	4,387.5	4,470.0	(6)(13)
CGMS 2021-5	Collaterized loan obligation	9.78%	SOFR (Q)	5.90%		03/2038		2,500.0	2,500.0	2,515.2	(6)(13)
CGMS 2021-8	Collaterized loan obligation	9.23%	SOFR (Q)	5.25%		10/2038		6,900.0	6,900.0	6,927.7	(6)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
CGMS 2022-2	Collaterized loan obligation	10.83%	SOFR (Q)	6.95%		01/2038		2,850.0	2,850.0	2,898.8	(6)(13)
CGMS 2022-5	Collaterized loan obligation	11.00%	SOFR (Q)	7.10%		10/2037		4,190.0	4,190.0	4,249.2	(6)(13)
CGMS 2022-6	Collaterized loan obligation	18.74%				10/2038		1,173.5	996.5	1,030.9	(6)(13)
CGMS 2023-1	Collaterized loan obligation	9.63%	SOFR (Q)	5.75%		07/2037		3,700.0	3,700.0	3,732.6	(6)(13)
	Collaterized loan obligation	15.00%				07/2037		14,886.3	11,462.4	11,070.2	(6)(13)
									15,162.4	14,802.8
CGMS 2023-2	Collaterized loan obligation	17.17%				07/2038		15,070.7	11,948.4	11,532.1	(6)(13)
CGMS 2024-1	Collaterized loan obligation	10.82%	SOFR (Q)	6.92%		04/2037		1,096.0	1,118.7	1,109.7	(6)(13)
CGMS 2024-2	Collaterized loan obligation	10.71%	SOFR (Q)	6.85%		04/2037		1,500.0	1,500.0	1,516.5	(6)(13)
CGMS 2024-3	Collaterized loan obligation	10.26%	SOFR (Q)	6.40%		07/2036		2,600.0	2,600.0	2,645.2	(6)(13)
CGMS 2024-5	Collaterized loan obligation	9.51%	SOFR (Q)	5.65%		10/2036		1,500.0	1,500.0	1,518.2	(6)(13)
	Collaterized loan obligation	12.35%				10/2036		2,700.0	2,240.0	2,164.3	(6)(13)
									3,740.0	3,682.5
CGMS 2025-3	Collaterized loan obligation	9.33%	SOFR (Q)	5.25%		07/2038		3,275.0	3,275.0	3,311.9	(6)(13)
CGMS 2025-5	Collaterized loan obligation	12.10%				01/2039		14,325.0	12,767.2	12,768.5	(6)(13)
CIFC 2018-1	Collaterized loan obligation	10.50%				01/2038		5,018.1	2,052.6	1,662.4	(6)(13)
CIFC 2018-5	Collaterized loan obligation	10.50%	SOFR (Q)	6.60%		07/2038		1,200.0	1,176.3	1,212.1	(6)(13)
CIFC 2019-1	Collaterized loan obligation	11.40%				10/2037		1,450.0	890.4	754.0	(6)(13)
CIFC 2019-4	Collaterized loan obligation	9.15%	SOFR (Q)	5.25%		07/2038		2,750.0	2,750.0	2,766.6	(6)(13)
CIFC 2019-5	Collaterized loan obligation	17.99%				10/2038		2,304.4	1,385.4	1,418.7	(6)(13)
	Collaterized loan obligation	17.99%				10/2038		270.0	162.3	166.2	(6)(13)
									1,547.7	1,584.9
CIFC 2021-1	Collaterized loan obligation	9.86%	SOFR (Q)	6.00%		07/2037		1,820.0	1,820.0	1,836.0	(6)(13)
CIFC 2021-4	Collaterized loan obligation	10.06%	SOFR (Q)	6.20%		07/2037		1,000.0	1,000.6	1,014.1	(6)(13)
CIFC 2021-5	Collaterized loan obligation	9.00%	SOFR (Q)	5.10%		01/2038		3,450.0	3,431.7	3,471.5	(6)(13)
	Collaterized loan obligation	12.69%				01/2038		640.0	404.0	367.6	(6)(13)
									3,835.7	3,839.1
CIFC 2022-5	Collaterized loan obligation	7.79%	SOFR (Q)	3.90%		01/2037		6,000.0	6,000.0	6,009.0	(6)(13)
CIFC 2022-6	Collaterized loan obligation	9.64%	SOFR (Q)	5.75%		10/2038		437.5	437.5	442.0	(6)(13)
CIFC 2022-7	Collaterized loan obligation	9.21%	SOFR (Q)	5.35%		01/2038		687.5	687.5	692.5	(6)(13)
CIFC 2024-1	Collaterized loan obligation	10.48%	SOFR (Q)	6.60%		04/2037		375.0	384.0	379.2	(6)(13)
CIFC 2024-2	Collaterized loan obligation	10.26%	SOFR (Q)	6.40%		04/2037		2,000.0	2,000.0	2,024.7	(6)(13)
CIFC 2024-4	Collaterized loan obligation	11.82%				10/2037		2,600.0	2,232.6	2,022.3	(6)(13)
CIFC 2024-5	Collaterized loan obligation	9.01%	SOFR (Q)	5.15%		01/2038		4,000.0	4,000.0	4,040.5	(6)(13)
CIFC 2025-3	Collaterized loan obligation	13.34%				07/2038		9,717.5	8,083.0	8,183.8	(6)(13)
CIFC 2025-4	Collaterized loan obligation	9.06%	SOFR (Q)	4.95%		10/2038		2,180.0	2,180.0	2,191.7	(6)(13)
	Collaterized loan obligation	12.10%				10/2038		14,820.0	13,099.4	12,866.2	(6)(13)
									15,279.4	15,057.9

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
CIFC 2025-7	Collaterized loan obligation	12.00%				01/2039		17,020.0	15,275.5	15,522.1	(6)(13)
CIFC Funding 2025-VI Ltd	Collaterized loan obligation	8.61%	SOFR (Q)	4.75%		10/2038		2,150.0	2,150.0	2,175.1	(6)(13)
Clayton, Dubilier & Rice Fund IX, L.P. (12)	Limited partnership interests				09/2025		0.03%		750.9	918.6	(6)
CLRMPK 2025-1	Collaterized loan obligation	9.37%	SOFR (Q)	5.50%		04/2038		1,802.0	1,802.0	1,833.0	(6)(13)
	Collaterized loan obligation	13.70%				04/2038		15,725.0	12,721.0	11,516.4	(6)(13)
	Collaterized loan obligation					04/2038		15,725.0	—	507.0	(6)(13)
									14,523.0	13,856.4
Constellation Wealth Capital Fund, L.P. (12)	Limited partner interests				01/2024		3,005,760		2,764.2	3,020.1	(6)
CPFTR 2025-1	Commercial mortgage-backed security	8.38%				07/2026		34,411.8	34,411.8	34,506.1	(6)(13)
CPTPK 2024-1	Collaterized loan obligation	9.88%	SOFR (Q)	6.00%		07/2037		1,400.0	1,400.0	1,411.0	(6)(13)
CVC Capital Partners VI (B) L.P. (12)	Limited partnership interests				09/2025		0.04%		3,631.8	3,250.1	(6)
CVC Capital Partners VII (A) L.P. (12)	Limited partnership interests				09/2025		—%		420.4	492.9	(6)
CWC Fund I Co-Invest (ALTI) LP	Limited partnership interest				03/2024		6,653,000		6,700.2	7,909.4	(2)(6)(13)
DCLO 2021-1	Collaterized loan obligation	15.44%				10/2037		2,439.0	1,981.7	2,008.6	(6)(13)
DCLO 2022-3	Collaterized loan obligation	15.67%				01/2038		3,184.0	2,643.4	2,559.1	(6)(13)
DRSLF 2022-104	Collaterized loan obligation	11.29%	SOFR (Q)	7.40%		08/2034		5,756.0	5,756.0	5,784.1	(6)(13)
ELM12 2021-5	Collaterized loan obligation	9.80%	SOFR (Q)	5.90%		10/2037		1,475.0	1,475.0	1,462.4	(6)(13)
ELM24 2023-3	Collaterized loan obligation	8.98%	SOFR (Q)	5.10%		01/2038		2,000.0	2,000.0	2,011.6	(6)(13)
ELM27 2024-3	Collaterized loan obligation	10.13%	SOFR (Q)	6.25%		04/2037		2,000.0	2,000.0	2,021.0	(6)(13)
ELM29 2024-5	Collaterized loan obligation	10.28%	SOFR (Q)	6.40%		04/2037		3,500.0	3,519.7	3,517.5	(6)(13)
ELM30 2024-6	Collaterized loan obligation	9.13%	SOFR (Q)	5.25%		07/2037		1,585.0	1,604.1	1,592.5	(6)(13)
ELM32 2024-8	Collaterized loan obligation	11.65%				10/2037		2,520.0	2,148.2	1,730.9	(6)(13)
ELM35 2024-11	Collaterized loan obligation	11.18%				10/2037		1,740.0	1,490.6	1,264.4	(6)(13)
ELM38 2025-1	Collaterized loan obligation	8.36%	SOFR (Q)	4.50%		04/2038		1,500.0	1,500.0	1,507.4	(6)(13)
ELM39 2025-2	Collaterized loan obligation	8.28%	SOFR (Q)	4.40%		04/2038		1,150.0	1,150.0	1,146.5	(6)(13)
ELM40 2025-3	Collaterized loan obligation	9.13%	SOFR (Q)	5.25%		03/2038		1,750.0	1,750.0	1,771.3	(6)(13)
ELM42 2025-5	Collaterized loan obligation	10.78%	SOFR (Q)	6.50%		03/2038		2,200.0	2,200.0	2,278.6	(6)(13)
ELM44 2025-7	Collaterized loan obligation	10.50%				10/2038		24,550.0	21,666.6	20,816.6	(6)(13)
ELMW2 2019-2	Collaterized loan obligation	9.63%	SOFR (Q)	5.75%		10/2037		4,920.0	4,881.5	4,859.5	(6)(13)
ELMW4 2020-1	Collaterized loan obligation	10.03%	SOFR (Q)	6.15%		04/2037		2,738.0	2,762.2	2,730.4	(6)(13)
GCBSL 2022-60	Collaterized loan obligation	9.86%	SOFR (Q)	6.00%		10/2034		2,375.0	2,375.0	2,371.4	(6)(13)
GCBSL 2024-77	Collaterized loan obligation	8.71%	SOFR (Q)	4.85%		01/2038		1,500.0	1,500.0	1,505.4	(6)(13)
GCBSL 2025-79	Collaterized loan obligation	8.53%	SOFR (Q)	4.65%		04/2038		1,500.0	1,500.0	1,504.4	(6)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
GCBSL 2025-82	Collaterized loan obligation	8.72%	SOFR (Q)	4.75%		10/2038		4,000.0	4,000.0	4,014.4	(6)(13)
GLM 2022-12	Collaterized loan obligation	9.58%	SOFR (Q)	5.70%		07/2037		2,100.0	2,109.1	2,128.7	(6)(13)
GNRT 2023-12	Collaterized loan obligation	7.91%				07/2038		650.0	650.0	659.0	(6)(13)
GNRT 2024-20	Collaterized loan obligation	13.93%				01/2038		13,950.0	11,211.1	9,826.8	(6)(13)
GNRT 9	Collaterized loan obligation	10.23%	SOFR (Q)	6.35%		01/2038		2,000.0	2,000.0	1,947.7	(6)(13)
GOCAP 2024-71	Collaterized loan obligation	8.96%	SOFR (Q)	5.10%		02/2037		4,500.0	4,500.0	4,519.2	(6)(13)
HAMLN 2024-1	Collaterized loan obligation	9.28%	SOFR (Q)	5.40%		10/2037		2,017.5	2,017.5	2,026.4	(6)(13)
Hellman & Friedman Capital Partners VIII, L.P. (12)	Limited partnership interests				09/2025		0.02%		1,650.2	1,874.1	(6)
HgCapital 8 A L.P. (12)	Limited partnership interests				09/2025		0.05%		1,022.6	987.4	(6)
HIGPK 2025-1	Collaterized loan obligation	8.77%	SOFR (Q)	4.90%		07/2038		6,050.0	6,050.0	6,089.7	(6)(13)
HPPK 2024-1	Collaterized loan obligation	13.51%				10/2037		3,360.0	2,668.3	2,369.4	(6)(13)
Insight Venture Partners (Cayman) VII, LP (12)	Limited partnership interests				03/2025		0.29%		2,418.0	2,281.9	(6)
Insight Venture Partners (Delaware) VIII, LP (12)	Limited partnership interests				03/2025		0.10%		1,905.2	2,238.7	(6)
Insight Venture Partners Coinvestment Fund II, LP (12)	Limited partnership interests				03/2025		0.41%		2,175.4	2,290.6	(6)
INVCO 2023-2	Collaterized loan obligation	11.75%	SOFR (Q)	7.88%		04/2038		2,730.0	2,648.6	2,829.4	(6)(13)
Kelso Investment Associates IX, L.P. (12)	Limited partnership interests				09/2025		0.11%		1,477.8	1,288.6	(6)
KKR 2024-53	Collaterized loan obligation	10.40%	SOFR (Q)	6.50%		01/2038		2,235.0	2,235.0	2,257.8	(6)(13)
	Collaterized loan obligation	10.98%				01/2038		6,100.0	4,962.1	4,166.3	(6)(13)
									7,197.1	6,424.1
KKR 2024-56	Collaterized loan obligation	13.56%				10/2037		4,910.0	3,772.7	3,367.7	(6)(13)
KKR North America Fund XI, L.P. (12)	Limited partnership interests				09/2025		0.22%		2,245.4	3,059.0	(6)
KLLM 2	Collaterized loan obligation	11.21%	SOFR (Q)	7.35%		10/2037		250.0	251.0	242.2	(6)(13)
KLLM 2022-10	Collaterized loan obligation	8.76%	SOFR (Q)	4.90%		01/2038		2,750.0	2,750.0	2,602.9	(6)(13)
KLLM 2024-15	Collaterized loan obligation	10.58%	SOFR (Q)	6.70%		07/2037		1,900.0	1,877.8	1,889.3	(6)(13)
KLLM 2024-17	Collaterized loan obligation	10.01%	SOFR (Q)	6.15%		10/2037		930.0	935.3	920.5	(6)(13)
KLLM 2024-18	Collaterized loan obligation	13.46%				01/2038		7,160.0	5,735.1	4,794.0	(6)(13)
KLLM 6	Collaterized loan obligation	11.11%	SOFR (Q)	7.25%		10/2037		1,820.0	1,820.0	1,796.7	(6)(13)
Linden Structured Capital Fund II-A LP (12)	Limited partnership interest				07/2024		2,229,231		1,854.5	2,694.9	(2)(6)
MAGNE 2019-24	Collaterized loan obligation	10.30%	SOFR (Q)	6.40%		04/2035		500.0	500.1	502.8	(6)(13)
MAGNE 2020-28	Collaterized loan obligation	13.81%				01/2035		6,789.8	4,948.9	4,924.8	(6)(13)
MAGNE 2022-33	Collaterized loan obligation	9.43%	SOFR (Q)	5.55%		10/2037		5,875.0	5,875.0	5,968.3	(6)(13)
MAGNE 2023-34	Collaterized loan obligation	8.40%	SOFR (Q)	4.50%		01/2038		2,330.2	2,330.2	2,337.6	(6)(13)
MAGNE 2023-36	Collaterized loan obligation	8.86%	SOFR (Q)	5.00%		07/2038		5,900.0	5,900.0	5,958.5	(6)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
MAGNE 2023-39	Collaterized loan obligation	8.76%	SOFR (Q)	4.90%		01/2037		637.5	637.5	638.6	(6)(13)
MAGNE 2024-41	Collaterized loan obligation	8.76%	SOFR (Q)	4.90%		01/2038		2,312.5	2,312.5	2,329.3	(6)(13)
MAGNE 2024-42	Collaterized loan obligation	8.86%	SOFR (Q)	5.00%		01/2038		2,125.0	2,099.8	2,144.5	(6)(13)
	Collaterized loan obligation	14.38%				01/2038		920.0	646.5	656.9	(6)(13)
									2,746.3	2,801.4
MAGNE 2024-44	Collaterized loan obligation	10.94%				10/2037		4,100.0	3,357.3	3,061.5	(6)(13)
MAGNE 2025-43	Collaterized loan obligation	10.63%	SOFR (Q)	6.50%		07/2038		2,300.0	2,300.0	2,363.9	(6)(13)
MAGNE 2025-48	Collaterized loan obligation	9.14%	SOFR (Q)	4.85%		10/2038		2,800.0	2,800.0	2,827.7	(6)(13)
	Collaterized loan obligation	10.31%				10/2038		17,210.0	15,489.0	14,766.2	(6)(13)
									18,289.0	17,593.9
MAGNE 2025-50	Collaterized loan obligation	9.11%	SOFR (Q)	4.80%		07/2038		8,960.0	8,960.0	9,053.6	(6)(13)
MAGNE 2025-51	Collaterized loan obligation	12.00%				10/2038		19,791.0	18,095.8	18,338.5	(6)(13)
Magnetite LV, Limited	Collaterized loan obligation	22.00%				11/2026		2,511.7	2,511.7	2,511.7	(6)(13)
MCF CLO 12 LLC	Private asset-backed investment	7.93%	SOFR (Q)	4.05%		02/2034		19,900.0	19,900.0	19,900.0	(6)(13)
MDPK 2015-17	Collaterized loan obligation	10.33%				07/2045		59,391.7	7,690.6	6,700.5	(6)(13)
	Collaterized loan obligation	10.33%				07/2030		6,173.4	799.4	696.5	(6)(13)
									8,490.0	7,397.0
MDPK 2016-20	Collaterized loan obligation	10.26%	SOFR (Q)	6.40%		10/2037		2,727.5	2,727.5	2,613.8	(6)(13)
MDPK 2016-22	Collaterized loan obligation	14.19%				01/2033		3,140.0	1,554.5	1,302.2	(6)(13)
MDPK 2018-30	Collaterized loan obligation	11.22%				07/2027		14,921.4	7,768.0	5,506.0	(6)(13)
	Collaterized loan obligation	8.50%				07/2037		750.0	750.0	755.7	(6)(13)
									8,518.0	6,261.7
MDPK 2018-31	Collaterized loan obligation	10.26%	SOFR (Q)	6.40%		07/2037		1,100.0	1,101.8	1,088.2	(6)(13)
MDPK 2018-32	Collaterized loan obligation	10.26%	SOFR (Q)	6.40%		07/2037		4,850.0	4,850.0	4,758.7	(6)(13)
	Collaterized loan obligation	9.00%				01/2048		2,360.0	1,100.5	886.9	(6)(13)
	Collaterized loan obligation	9.00%				01/2048		744.0	346.9	279.6	(6)(13)
									6,297.4	5,925.2
MDPK 2019-34	Collaterized loan obligation	10.39%	SOFR (Q)	6.50%		10/2037		1,700.0	1,700.0	1,659.0	(6)(13)
MDPK 2019-37	Collaterized loan obligation	10.50%	SOFR (Q)	6.60%		04/2037		1,000.0	1,000.0	1,006.1	(6)(13)
	Collaterized loan obligation	13.01%				04/2037		1,600.0	832.2	676.3	(6)(13)
									1,832.2	1,682.4
MDPK 2020-46	Collaterized loan obligation	9.15%	SOFR (Q)	5.25%		10/2034		2,000.0	1,966.8	1,937.9	(6)(13)
MDPK 2021-59	Collaterized loan obligation	10.28%	SOFR (Q)	6.40%		04/2037		2,890.0	2,883.8	2,836.8	(6)(13)
MDPK 2022-60	Collaterized loan obligation	10.36%	SOFR (Q)	6.50%		10/2037		5,625.0	5,625.0	5,585.1	(6)(13)
	Collaterized loan obligation	7.49%				10/2037		1,081.5	863.5	677.2	(6)(13)
									6,488.5	6,262.3
MDPK 2023-63	Collaterized loan obligation	9.87%	SOFR (Q)	6.00%		07/2038		4,750.0	4,750.0	4,762.1	(6)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
MDPK 2023-63A	Collaterized loan obligation	14.77%				07/2038		1,702.6	1,117.3	1,061.7	(6)(13)
MDPK 2024-66	Collaterized loan obligation	9.37%	SOFR (Q)	5.50%		10/2037		2,500.0	2,500.0	2,519.0	(6)(13)
	Collaterized loan obligation	12.84%				10/2037		2,410.0	2,186.7	1,805.1	(6)(13)
									4,686.7	4,324.1
MDPK 2024-67	Collaterized loan obligation	10.66%	SOFR (Q)	6.80%		04/2037		2,500.0	2,500.0	2,520.4	(6)(13)
MDPK 2024-68	Collaterized loan obligation	8.98%	SOFR (Q)	5.10%		01/2038		2,375.0	2,375.0	2,385.4	(6)(13)
MDPK 2024-69	Collaterized loan obligation	10.11%	SOFR (Q)	6.25%		07/2037		1,500.0	1,500.0	1,504.2	(6)(13)
MDPK 2025-65	Collaterized loan obligation	9.32%	SOFR (Q)	5.00%		07/2038		2,400.0	2,400.0	2,409.6	(6)(13)
MDPK 2025-71	Collaterized loan obligation	17.05%				04/2038		4,120.0	3,436.6	3,637.6	(6)(13)
MDPK 2025-72	Collaterized loan obligation	13.19%				07/2038		10,470.0	10,470.0	10,214.4	(6)(13)
MDPK 2025-75	Collaterized loan obligation	11.70%				01/2039		21,935.0	21,935.0	22,160.5	(6)(13)
MidOcean CLO Equity Fund I, LP	Limited partnership interest	9.00%			10/2024		35,996,269		35,966.6	35,996.3	(6)(13)
Montagu V (US) L.P. (12)	Limited partnership interests				03/2025		0.57%		1,353.4	1,737.7	(6)
NCMF 2025-MFS	Private asset-backed investment	7.53%				06/2033		24,530.0	24,257.0	24,915.3	(6)(13)
NEUB 2018-28	Collaterized loan obligation	10.83%	SOFR (Q)	6.95%		10/2038		700.0	718.7	712.1	(6)(13)
NEUB 2025-60	Collaterized loan obligation	10.34%	SOFR (Q)	6.48%		04/2039		3,700.0	3,664.0	3,787.4	(6)(13)
NEUB 2025-61	Collaterized loan obligation	8.99%	SOFR (Q)	4.90%		07/2039		2,950.0	2,950.0	2,967.8	(6)(13)
New Mountain Partners III, L.P. (12)	Limited partnership interests				03/2025		0.20%		320.9	393.3	(6)
New Mountain Partners IV, L.P. (12)	Limited partnership interests				03/2025		0.20%		914.2	872.0	(6)
NMC CLO-2	Collaterized loan obligation	9.60%	SOFR (Q)	5.70%		01/2038		937.5	937.5	928.2	(6)(13)
OAKC 2012-7	Collaterized loan obligation	8.39%	SOFR (Q)	4.50%		02/2038		5,000.0	4,948.0	4,982.0	(6)(13)
	Collaterized loan obligation	8.87%				02/2038		480.0	277.9	232.8	(6)(13)
									5,225.9	5,214.8
OAKC 2014-10R	Collaterized loan obligation	8.28%	SOFR (Q)	4.40%		04/2038		2,000.0	2,000.0	1,992.6	(6)(13)
OAKC 2015-12	Collaterized loan obligation	6.49%				04/2037		14,541.0	8,279.8	7,174.3	(6)(13)
OAKC 2016-13	Collaterized loan obligation	9.62%	SOFR (Q)	5.75%		10/2037		1,220.0	1,220.0	1,229.6	(6)(13)
	Collaterized loan obligation	8.00%				10/2037		2,920.0	2,267.9	1,759.0	(6)(13)
	Collaterized loan obligation	8.00%				01/2030		1,400.0	1,087.4	843.4	(6)(13)
									4,575.3	3,832.0
OAKC 2017-15	Collaterized loan obligation	7.17%				01/2030		3,441.5	1,821.4	1,516.7	(6)(13)
OAKC 2019-2	Collaterized loan obligation	11.30%				01/2038		3,330.0	2,972.9	2,679.8	(6)(13)
OAKC 2019-3	Collaterized loan obligation	9.67%				07/2032		3,590.0	2,955.1	2,483.1	(6)(13)
OAKC 2019-4	Collaterized loan obligation	8.81%	SOFR (Q)	4.95%		01/2038		3,640.0	3,640.0	3,649.2	(6)(13)
OAKC 2020-5	Collaterized loan obligation	8.87%				10/2037		3,130.0	2,932.6	2,411.3	(6)(13)
OAKC 2020-6	Collaterized loan obligation	9.13%	SOFR (Q)	5.25%		10/2037		1,100.0	1,100.0	1,108.1	(6)(13)
	Collaterized loan obligation	9.24%				10/2037		2,966.0	3,077.9	2,609.2	(6)(13)
									4,177.9	3,717.3

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
OAKC 2020-7	Collaterized loan obligation	8.78%	SOFR (Q)	4.90%		07/2038		6,370.0	6,370.0	6,388.5	(6)(13)
OAKC 2021-16	Collaterized loan obligation	8.14%				10/2034		1,210.0	986.0	786.5	(6)(13)
OAKC 2021-8	Collaterized loan obligation	8.73%	SOFR (Q)	4.85%		01/2038		525.0	525.4	526.3	(6)(13)
	Collaterized loan obligation	11.39%				01/2038		3,190.0	2,712.8	2,438.0	(6)(13)
									3,238.2	2,964.3
OAKC 2021-9	Collaterized loan obligation	9.38%	SOFR (Q)	5.50%		10/2037		2,050.0	2,050.0	2,063.9	(6)(13)
	Collaterized loan obligation	9.86%				10/2037		1,500.0	1,401.0	1,193.0	(6)(13)
									3,451.0	3,256.9
OAKC 2022-12R	Collaterized loan obligation	9.18%	SOFR (Q)	4.85%		07/2037		6,700.0	6,700.0	6,740.2	(6)(13)
OAKC 2023-15RA	Collaterized loan obligation	8.73%	SOFR (Q)	4.85%		07/2038		3,000.0	3,000.0	3,020.9	(6)(13)
OAKCL 2023-1	Collaterized loan obligation	11.40%	SOFR (Q)	7.50%		04/2038		1,500.0	1,553.8	1,532.2	(6)(13)
OAKCL 2025-32	Collaterized loan obligation	9.46%	SOFR (Q)	5.35%		07/2038		1,750.0	1,750.0	1,741.1	(6)(13)
OCP 2015-10	Collaterized loan obligation	9.21%	SOFR (Q)	5.35%		01/2038		1,000.0	993.8	1,004.5	(6)(13)
	Collaterized loan obligation	17.03%				01/2038		20,760.0	8,018.6	8,217.6	(6)(13)
									9,012.4	9,222.1
OCP 2016-11	Collaterized loan obligation	9.11%	SOFR (Q)	5.25%		07/2038		5,080.0	5,080.0	5,114.9	(6)(13)
OCP 2018-15	Collaterized loan obligation	12.20%				07/2031		13,282.0	5,945.8	5,173.6	(6)(13)
OCP 2021-21	Collaterized loan obligation	14.25%				01/2038		20,007.0	12,268.3	11,297.7	(6)(13)
OCP 2022-24	Collaterized loan obligation	10.13%	SOFR (Q)	6.25%		10/2037		1,550.0	1,562.4	1,574.0	(6)(13)
	Collaterized loan obligation	20.62%				10/2037		3,060.0	1,601.9	1,599.9	(6)(13)
									3,164.3	3,173.9
OCP 2025-43	Collaterized loan obligation	10.79%	SOFR (Q)	6.50%		07/2038		2,100.0	2,100.0	2,164.2	(6)(13)
OCP 2025-44	Collaterized loan obligation	9.06%	SOFR (Q)	4.80%		10/2038		1,800.0	1,800.0	1,808.1	(6)(13)
OCP 2025-48	Collaterized loan obligation	10.70%				12/2038		15,450.0	13,602.2	13,602.8	(6)(13)
OCPA 2023-29	Collaterized loan obligation	8.88%	SOFR (Q)	5.00%		01/2036		1,000.0	1,000.0	973.9	(6)(13)
OCPA 2025-41	Collaterized loan obligation	8.00%				04/2037		1,500.0	1,500.0	1,505.9	(6)(13)
OCT61 2023-2	Collaterized loan obligation	11.77%	SOFR (Q)	7.89%		04/2038		1,500.0	1,455.4	1,535.8	(6)(13)
OCT63 2024-2	Collaterized loan obligation	10.38%	SOFR (Q)	6.50%		07/2037		1,166.7	1,126.7	1,181.4	(6)(13)
OCT67 2023-1	Collaterized loan obligation	12.00%				07/2038		1,590.1	1,590.1	1,591.0	(6)(13)
OHACP 2024-17	Collaterized loan obligation	8.88%	SOFR (Q)	5.00%		01/2038		3,000.0	3,000.0	3,022.5	(6)(13)
	Collaterized loan obligation	11.52%				01/2038		2,610.0	2,288.3	2,044.9	(6)(13)
									5,288.3	5,067.4
OHALF 2016-1	Collaterized loan obligation	10.03%				07/2037		2,375.0	1,406.3	1,303.0	(6)(13)
OKANAGAN 2024-1	Private asset-backed investment	11.74%	SOFR (M)	8.25%		12/2032		20,343.7	20,377.9	19,936.8	(6)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
One Equity Partners VI, L.P. (12)	Limited partnership interests				09/2025		0.89%		3,147.2	3,692.2	(6)
One Equity Partners VII, L.P. (12)	Limited partnership interests				09/2025		0.14%		2,307.6	2,494.2	(6)
Onex Partners III LP (12)	Limited partnership interests				03/2025		0.20%		1,001.4	1,297.3	(6)
Onex Partners IV LP (12)	Limited partnership interests				03/2025		0.14%		2,649.5	2,695.0	(6)
Permira IV L.P. 2 (12)	Limited partnership interests				03/2025		0.07%		1,249.7	1,505.2	(6)
Permira V G.P. L.P. (12)	Limited partnership interests				09/2025		0.02%		205.0	283.3	(6)
Permira VI L.P.1 (12)	Limited partnership interests				09/2025		0.01%		349.3	503.9	(6)
PIPK 2025-18	Collaterized loan obligation	9.63%	SOFR (Q)	5.75%		04/2038		1,250.0	1,250.0	1,268.4	(6)(13)
PLMRS 2025-3	Collaterized loan obligation	9.23%	SOFR (Q)	4.95%		07/2038		3,600.0	3,600.0	3,637.4	(6)(13)
PNTPK 2019-1	Collaterized loan obligation	8.16%	SOFR (Q)	4.30%		07/2036		8,075.0	8,146.0	8,099.3	(6)(13)
PROSE 2024-3	Private asset-backed investment	8.85%				10/2054		25,000.0	25,000.0	25,834.4	(6)(13)
Providence Equity Partners (Midsummer) L.P. (12)	Limited partnership interests				09/2025		0.06%		613.6	836.3	(6)
Providence Equity Partners VII, L.P. (12)	Limited partnership interests				09/2025		0.07%		385.5	582.7	(6)
Providence Equity Partners VII-A L.P. (12)	Limited partnership interests				03/2025		0.20%		1,598.2	1,675.5	(6)
Providence Equity Partners VIII, L.P. (12)	Limited partnership interests				09/2025		0.06%		2,826.5	3,641.4	(6)
Purple Garden Invest (D) AB (12)	Limited partnership interests				09/2025		0.21%		1,043.7	1,203.8	(6)
PXLY 2024-1	Collaterized loan obligation	8.90%	SOFR (Q)	5.00%		01/2037		6,050.0	6,050.0	6,077.3	(6)(13)
Red Garden Invest (D) AB (12)	Limited partnership interests				09/2025		0.21%		1,379.3	1,599.9	(6)
RRAM 2022-21	Collaterized loan obligation	10.69%	SOFR (Q)	6.79%		07/2039		250.0	249.0	227.8	(6)(13)
	Collaterized loan obligation	9.48%				07/2039		13,070.0	8,651.2	7,076.4	(6)(13)
									8,900.2	7,304.2
RRAM 2022-23	Collaterized loan obligation	8.90%	SOFR (Q)	5.00%		07/2037		4,390.0	4,390.0	4,414.2	(6)(13)
RRAM 2022-24	Collaterized loan obligation	10.68%	SOFR (Q)	6.78%		01/2037		700.0	697.8	689.5	(6)(13)
RRAM 2023-25	Collaterized loan obligation	11.15%	SOFR (Q)	7.25%		10/2037		800.0	806.2	778.4	(6)(13)
RRAM 2023-27	Collaterized loan obligation	14.64%				10/2035		5,580.0	4,603.5	4,644.8	(6)(13)
RRAM 2024-29R	Collaterized loan obligation	14.13%				07/2039		5,205.0	3,023.6	3,041.7	(6)(13)
RRAM 2024-30	Collaterized loan obligation	10.22%	SOFR (Q)	6.32%		07/2036		400.0	394.7	394.1	(6)(13)
	Collaterized loan obligation	11.87%				07/2036		7,000.0	6,029.3	5,569.0	(6)(13)
									6,424.0	5,963.1
RRAM 2024-31	Collaterized loan obligation	10.77%	SOFR (Q)	6.87%		10/2039		450.0	450.5	445.0	(6)(13)
	Collaterized loan obligation	14.25%				10/2039		11,200.0	8,933.0	8,951.2	(6)(13)
									9,383.5	9,396.2

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
RRAM 2024-33	Collaterized loan obligation	10.71%	SOFR (Q)	6.81%		10/2039		500.0	498.5	494.7	(6)(13)
RRAM 2024-35	Collaterized loan obligation	10.71%	SOFR (Q)	6.81%		01/2040		500.0	498.7	493.9	(6)(13)
RRAM 2025-37	Collaterized loan obligation	8.55%	SOFR (Q)	4.65%		04/2038		1,062.5	1,062.5	1,060.8	(6)(13)
RRAM 2025-38	Collaterized loan obligation	12.99%				04/2040		2,580.0	2,301.0	2,114.6	(6)(13)
RRAM 2025-40	Collaterized loan obligation	10.05%	SOFR (Q)	5.75%		07/2038		8,750.0	8,750.0	8,842.9	(6)(13)
Silver Lake Partners IV, L.P. (12)	Limited partnership interests				03/2025		0.02%		1,467.2	1,918.6	(6)
SIXST 2020-16	Collaterized loan obligation	9.24%				10/2032		1,400.0	796.5	821.3	(6)(13)
SIXST 2021-17	Collaterized loan obligation	17.20%				04/2038		5,550.0	3,686.4	3,690.4	(6)(13)
SIXST 2021-20	Collaterized loan obligation	9.38%	SOFR (Q)	5.50%		07/2038		3,250.0	3,250.0	3,253.3	(6)(13)
SIXST 2022-21	Collaterized loan obligation	9.62%	SOFR (Q)	5.75%		10/2037		2,025.0	2,025.0	2,048.0	(6)(13)
	Collaterized loan obligation	14.43%				10/2037		5,242.0	3,415.4	3,124.5	(6)(13)
									5,440.4	5,172.5
SIXST 2024-26	Collaterized loan obligation	9.53%	SOFR (Q)	5.65%		10/2037		650.0	653.6	655.2	(6)(13)
SIXST 2024-27	Collaterized loan obligation	9.13%	SOFR (Q)	5.25%		01/2038		1,750.0	1,750.0	1,762.4	(6)(13)
SIXST 2025-28	Collaterized loan obligation	9.32%	SOFR (Q)	5.45%		04/2038		725.0	725.0	739.5	(6)(13)
	Collaterized loan obligation	11.22%				04/2038		2,873.0	2,292.9	2,118.9	(6)(13)
									3,017.9	2,858.4
SIXST 2025-29	Collaterized loan obligation	12.11%				07/2038		4,870.0	4,392.7	4,273.9	(6)(13)
SIXST 2025-30	Collaterized loan obligation	9.14%	SOFR (Q)	4.85%		07/2038		2,300.0	2,300.0	2,328.8	(6)(13)
	Collaterized loan obligation	11.64%				07/2038		6,315.0	5,516.2	5,325.1	(6)(13)
									7,816.2	7,653.9
SIXST 2025-31	Collaterized loan obligation	11.50%				01/2039		20,105.0	17,083.8	17,086.2	(6)(13)
SPEAK 2024-11	Collaterized loan obligation	16.55%				07/2037		4,000.0	3,090.8	3,206.8	(6)(13)
STKPK 2022-1	Collaterized loan obligation	10.05%	SOFR (Q)	6.15%		10/2037		1,687.5	1,687.5	1,674.4	(6)(13)
	Collaterized loan obligation	12.13%				10/2037		20,240.0	15,815.8	13,079.6	(6)(13)
	Collaterized loan obligation					10/2037		20,240.0	185.3	597.7	(6)(13)
									17,688.6	15,351.7
SYMP 2022-33	Collaterized loan obligation	9.22%	SOFR (Q)	5.35%		01/2038		1,250.0	1,250.0	1,195.1	(6)(13)
SYMP 2023-40	Collaterized loan obligation	9.16%	SOFR (Q)	5.25%		01/2038		1,500.0	1,500.0	1,507.3	(6)(13)
TCIFC 2023-1	Collaterized loan obligation	8.83%	SOFR (Q)	4.95%		07/2038		1,800.0	1,800.0	1,819.6	(6)(13)
Texas Debt Capital CLO 2024-II Ltd	Collaterized loan obligation	9.12%	SOFR (Q)	5.25%		01/2037		4,100.0	4,100.0	4,134.4	(6)(13)
Thoma Bravo Fund XI-A, L.P. (12)	Limited partnership interests				03/2025		0.16%		791.1	1,010.6	(6)
Thoma Bravo Special Opportunities Fund II-A, L.P. (12)	Limited partnership interests				03/2025		0.57%		1,133.3	1,452.1	(6)
THPT 2023-THL	Commercial mortgage-backed security	10.40%				12/2034		5,000.0	4,988.2	5,045.2	(6)(13)
Tikehau Green Diamond II CFO Equity LP (12)	Preferred shares	9.77%	Euribor (Q)	7.75%	12/2024	12/2030	3,405,672		2,419.3	2,914.1	(6)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Tikehau Ruby CLO Equity LP (12)	Preferred shares	12.02%	Euribor (Q)	10.00%	03/2024		1,815,364		514.6	588.9	(6)(8)(13)
Tikehau Topaz LP (12)	Preferred shares	12.67%	SOFR (Q)	9.00%	06/2024		3,314,856		2,436.9	2,474.2	(6)(8)(13)
TPG Partners VI, L.P. (12)	Limited partnership interests				03/2025		0.21%		190.1	325.3	(6)
TPG Partners VIII, L.P. (12)	Limited partnership interests				09/2025		0.01%		1,562.9	1,640.3	(6)
Trident VI Parallel Fund, L.P. (12)	Limited partnership interests				03/2025		0.22%		1,323.8	1,672.6	(6)
TriplePoint Venture Growth BDC Corp	Senior subordinated loan	8.11%				02/2028		32,900.0	32,900.0	33,309.3	(2)(6)(13)
Vector Capital IV, L.P. (12)	Limited partnership interests				03/2025		0.08%		198.7	256.4	(6)
Vector Capital VI, L.P. (12)	Limited partnership interests				03/2025		0.02%		49.5	47.9	(6)
Vestar Capital Partners VII, L.P. (12)	Limited partnership interests				09/2025		0.26%		1,889.7	1,960.3	(6)
Vista Equity Partners Fund V-A, L.P. (12)	Limited partnership interests				03/2025		0.02%		768.5	883.2	(6)
VOYA 2021-3	Collaterized loan obligation	9.80%	SOFR (Q)	5.90%		04/2038		2,500.0	2,500.0	2,536.1	(6)(13)
	Collaterized loan obligation	8.15%				04/2038		1,875.0	1,875.0	1,907.0	(6)(13)
									4,375.0	4,443.1
VOYA 2024-1	Collaterized loan obligation	10.55%	SOFR (Q)	6.65%		04/2037		1,681.9	1,741.4	1,697.8	(6)(13)
VOYA 2024-2	Collaterized loan obligation	9.93%	SOFR (Q)	6.05%		07/2037		2,500.0	2,414.4	2,524.4	(6)(13)
VOYA 2025-1	Collaterized loan obligation	8.48%	SOFR (Q)	4.60%		04/2038		5,215.0	5,192.9	5,127.6	(6)(13)
VOYA 2025-2	Collaterized loan obligation	10.15%	SOFR (Q)	6.25%		07/2038		3,497.7	3,441.3	3,561.1	(6)(13)
	Collaterized loan obligation	14.62%				07/2038		11,976.0	10,666.9	10,346.3	(6)(13)
									14,108.2	13,907.4
VOYA 2025-3	Collaterized loan obligation	9.73%	SOFR (Q)	5.40%		07/2038		3,000.0	3,000.0	3,014.6	(6)(13)
VOYA 2025-4	Collaterized loan obligation	9.00%	SOFR (Q)	5.10%		10/2038		6,800.0	6,800.0	6,826.8	(6)(13)
WCAS XIII, L.P. (12)	Limited partnership interests				09/2025		0.05%		874.1	1,740.2	(6)
WCP Bridge Fund, L.P. (12)	Limited partnership interests				09/2025		0.15%		87.6	347.9	(6)
WEHPK 2022-1	Collaterized loan obligation	9.35%	SOFR (Q)	5.40%		10/2038		5,300.0	5,300.0	5,177.0	(6)(13)
Wellspring Capital Partners VI (Onshore), L.P. (12)	Limited partnership interests				09/2025		0.12%		1,869.2	1,514.2	(6)
WILDPK 2024-1	Collaterized loan obligation	9.63%	SOFR (Q)	5.75%		10/2037		1,117.5	1,117.5	1,127.9	(6)(13)
Wind Point Partners VIII-A, L.P. (12)	Limited partnership interests				09/2025		0.14%		702.6	568.2	(6)
WONPK 2025-1	Collaterized loan obligation	9.22%	SOFR (Q)	4.90%		07/2038		3,350.0	3,350.0	3,367.7	(6)(13)
									1,841,282.5	1,826,970.4		17.39%
Capital Goods
AeriTek Global US Acquisition Inc., AeriTek Global Holdings LLC, and Minus Forty QBD Corp. (11)	First lien senior secured revolving loan	10.34%	SOFR (Q)	6.50%		08/2030		3,592.0	3,463.9	3,454.3	(2)(6)(8)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
	First lien senior secured loan	10.32%		SOFR (Q)	6.50%		08/2030		92,363.4	91,067.9	90,977.9	(2)(6)(8)(13)
										94,531.8	94,432.2
AI Aqua Merger Sub, Inc.	First lien senior secured loan	6.86%		SOFR (Q)	3.00%		07/2028		116,127.3	115,978.3	116,339.8	(2)(6)(8)
Airx Climate Solutions, Inc. (11)	First lien senior secured loan	9.57%		SOFR (Q)	5.75%		11/2029		23,093.5	22,722.2	23,093.5	(2)(8)(13)
	First lien senior secured loan	8.82%		SOFR (Q)	5.00%		11/2029		12,351.8	12,226.2	12,228.3	(2)(8)(13)
										34,948.4	35,321.8
Alliance Laundry Systems LLC	First lien senior secured loan	6.07%		SOFR (Q)	2.25%		08/2031		25,114.8	25,061.7	25,209.0	(2)
Arcline FM Holdings, LLC	First lien senior secured loan	6.42%		SOFR (Q)	2.75%		06/2030		14,587.4	14,630.5	14,628.3	(2)(8)
Artera Services, LLC	First lien senior secured loan	8.17%		SOFR (Q)	4.50%		02/2031		26,756.5	23,581.2	21,522.4	(2)
BCPE Empire Holdings, Inc.	First lien senior secured loan	6.97%		SOFR (M)	3.25%		12/2030		8,430.1	8,443.2	8,328.3	(2)(8)
BGIF IV Fearless Utility Services, Inc. (11)	First lien senior secured loan	8.73%		SOFR (M)	5.00%		06/2031		54,015.9	53,632.2	54,015.9	(2)(8)(13)
Brown Group Holding, LLC	First lien senior secured loan	6.22%		SOFR (M)	2.50%		07/2031		25,494.1	25,502.7	25,610.1	(2)(8)
	First lien senior secured loan	6.56%		SOFR (Q)	2.75%		07/2031		10,878.8	10,849.5	10,927.5	(2)(8)
										36,352.2	36,537.6
Burgess Point Purchaser Corporation	First lien senior secured loan	9.19%		SOFR (Q)	5.25%		07/2029		69,085.4	66,821.3	58,328.1	(2)(8)
Chillaton Bidco Limited (11)	First lien senior secured loan	10.30%		SONIA (S)	6.50%		05/2031		7,029.8	6,515.1	7,029.8	(2)(6)(8)(13)
CoorsTek, inc	First lien senior secured loan	6.86%		SOFR (Q)	3.00%		10/2032		12,000.0	11,941.3	12,082.6	(2)
CPIG Holdco Inc. (11)	First lien senior secured revolving loan	8.84%		SOFR (Q)	4.75%		04/2028		0.5	0.5	0.5	(2)(8)(10)(13)
	First lien senior secured loan	11.09%		SOFR (Q)	7.00%		04/2028		14,662.5	14,458.2	14,662.5	(2)(8)(13)
										14,458.7	14,663.0
EC Partners Spanish BidCo, S.L.U. (11)	First lien senior secured loan	7.85%		Euribor (S)	5.75%		01/2032		756.6	655.2	756.6	(2)(6)(13)
ELM DebtCo, LLC (11)	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		11/2031		3,292.7	3,260.5	3,259.8	(2)(8)(13)
Endurance PT Technology Buyer Corporation and Endurance PT Technology Holdings LLC (11)	First lien senior secured revolving loan	10.17%		SOFR (Q)	6.50%		10/2031		2,346.1	2,203.8	2,316.8	(2)(8)(13)
	First lien senior secured loan	10.17%		SOFR (Q)	6.50%		10/2031		65,016.6	63,439.4	64,691.5	(2)(8)(13)
	Preferred equity	8.00	% PIK			10/2025		9,461		9,460.8	9,460.8	(2)(13)
	Common units					10/2025		10,512		1,051.2	1,051.2	(2)(13)
										76,155.2	77,520.3
FCG Acquisitions, Inc.	First lien senior secured loan	6.97%		SOFR (M)	3.25%		03/2028		51,193.5	51,266.5	51,361.4	(2)(8)
Generator US Buyer, Inc. and Total Power Limited (11)	First lien senior secured loan	6.76%		CORRA (Q)	4.50%		07/2030		7,859.8	7,706.5	7,859.8	(2)(6)(8)(13)
	First lien senior secured loan	8.17%		SOFR (Q)	4.50%		07/2030		987.5	973.9	987.5	(2)(6)(8)(13)
										8,680.4	8,847.3
Green Infrastructure Partners Inc.	First lien senior secured loan	6.42%		SOFR (Q)	2.75%		09/2032		18,000.0	17,983.9	18,000.0	(2)(6)
GSV Purchaser, Inc. (11)	First lien senior secured loan	8.28%		SOFR (M)	4.50%		08/2031		39,723.4	39,350.9	39,723.4	(2)(8)(13)
Harvey Tool Company, LLC	First lien senior secured loan	6.90%		Euribor (M)	5.00%		08/2032		8,789.7	8,690.2	8,745.7	(2)(8)(13)
Helix Acquisition Holdings, Inc.	First lien senior secured loan	10.82%		SOFR (M)	7.00%		03/2030		14,188.7	13,930.6	14,188.7	(2)(8)(13)
Horizon Avionics Buyer, LLC and Horizon CTS Buyer, LLC (11)	First lien senior secured revolving loan	8.17%		SOFR (Q)	4.50%		03/2032		1,896.7	1,815.1	1,896.7	(2)(8)(10)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
	First lien senior secured revolving loan	10.25%		Base Rate (S)	3.50%		03/2032		1,083.8	1,037.2	1,083.8	(2)(8)(10)(13)
	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		03/2032		75,600.7	75,056.4	75,600.7	(2)(8)(13)
										77,908.7	78,581.2
HPCC Parent, Inc. and Patriot Container Corp. (11)	First lien senior secured loan	13.00% (7.00	% PIK)				09/2030		74,826.5	73,245.7	74,826.5	(2)(13)
	Common stock					09/2024		406,680		3,855.3	4,077.3	(2)(13)
										77,101.0	78,903.8
INNIO Group Holding GmbH	First lien senior secured loan	6.13%		SOFR (S)	2.25%		11/2028		10,000.0	10,000.0	10,025.0	(2)(6)
JSG II, Inc. and Checkers USA, Inc. (11)	First lien senior secured loan	8.23%		SOFR (M)	4.50%		09/2032		2,873.0	2,859.1	2,858.6	(2)(8)(13)
KKR Apple Bidco, LLC	First lien senior secured loan	6.22%		SOFR (M)	2.50%		09/2031		38,029.8	38,095.7	38,214.6	(2)
Madison IAQ LLC	First lien senior secured loan	6.70%		SOFR (S)	2.50%		06/2028		81,508.1	81,371.5	81,856.9	(2)(8)
OPH NEP Investment, LLC (4)	Senior subordinated loan	10.00% (7.00	% PIK)				05/2032		40,264.8	37,811.9	39,459.5	(2)(13)
	Class B common units					05/2024		9		2,083.7	2,754.0	(13)
										39,895.6	42,213.5
Paris US Holdco, Inc. & 1001028292 Ontario Inc. (11)	First lien senior secured revolving loan	8.47%		SOFR (M)	4.75%		12/2031		633.2	561.8	633.2	(2)(6)(8)(13)
	First lien senior secured loan	8.47%		SOFR (M)	4.75%		12/2031		52,507.7	52,063.6	52,507.7	(2)(6)(8)(13)
										52,625.4	53,140.9
Pave America Holding, LLC (11)	First lien senior secured revolving loan	8.42%		SOFR (Q)	4.75%		08/2032		1,713.3	1,659.0	1,656.2	(2)(8)(13)
	First lien senior secured loan	8.94% (2.88	% PIK)	SOFR (Q)	5.25%		08/2032		20,967.5	20,757.1	20,734.7	(2)(8)(13)
										22,416.1	22,390.9
Pike Corporation (11)	First lien senior secured loan	8.20%		SOFR (Q)	4.50%		12/2032		175,185.1	174,313.7	174,309.2	(2)(8)(13)
Pinnacle Buyer, LLC (11)	First lien senior secured loan	6.49%		SOFR (Q)	2.50%		10/2032		41,723.6	41,814.6	41,854.2	(2)
Project Castle, Inc.	First lien senior secured loan	9.36%		SOFR (S)	5.50%		06/2029		28,051.3	22,808.5	18,058.0	(2)(8)
PumpTech, LLC and Impel CV-B, LP (11)(12)	First lien senior secured revolving loan	8.47%		SOFR (M)	4.75%		01/2031		384.8	369.6	370.4	(2)(8)(13)
	First lien senior secured revolving loan	10.50%		Base Rate (Q)	3.75%		01/2031		384.8	369.6	370.4	(2)(8)(13)
	First lien senior secured loan	8.47%		SOFR (M)	4.75%		01/2031		15,383.7	15,199.3	15,162.7	(2)(8)(13)
	Limited partnership interest					03/2025		958,338		979.6	942.2	(2)(13)
										16,918.1	16,845.7
Signia Aerospace, LLC (11)	First lien senior secured loan	6.57%		SOFR (Q)	2.75%		12/2031		7,207.4	7,192.1	7,225.5	(2)(8)
SPX Flow, Inc.	First lien senior secured loan	6.47%		SOFR (M)	2.75%		04/2029		15,601.1	15,645.2	15,631.8	(2)(8)
Sunvair Aerospace Group, Inc. and GB Helios Holdings, L.P. (11)	First lien senior secured loan	8.67%		SOFR (Q)	5.00%		05/2031		34,767.1	34,218.7	34,767.1	(2)(8)(13)
	Series A common units					05/2024		996		996.0	1,676.4	(2)(13)
										35,214.7	36,443.5
Titan BW Borrower L.P. (11)	First lien senior secured loan	9.25% (2.88	% PIK)	SOFR (Q)	5.38%		07/2032		62,057.4	61,481.5	61,436.8	(2)(8)(13)
WEC US Holdings Ltd.	First lien senior secured loan	5.87%		SOFR (M)	2.00%		01/2031		68,027.3	67,872.8	68,117.1	(2)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized	Fair		Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Value		Assets
Werner Finco LP	First lien senior secured loan	9.21%		SOFR (Q)	5.50%		06/2031		92,774.8	91,500.0	92,774.8	(2)(8)(13)
										1,663,903.6	1,661,724.0		15.82%
Financial Services
Aduro Advisors, LLC (11)	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		07/2030		18,531.1	18,391.4	18,531.1	(2)(8)(13)
AL GCX Holdings, LLC	First lien senior secured loan	5.92%		SOFR (M)	2.25%		12/2032		10,000.0	9,962.5	10,006.3	(8)
BCC Blueprint Holdings I, LLC and BCC Blueprint Investments, LLC	Senior subordinated loan	10.44%		SOFR (Q)	6.75%		12/2031		16,250.0	15,966.8	16,250.0	(2)(8)(13)
BCP Renaissance Parent L.L.C.	First lien senior secured loan	6.17%		SOFR (Q)	2.50%		10/2028		20,783.9	20,828.2	20,887.8	(2)(8)
Cannon Bridge Designated Activity Company (11)	First lien senior secured revolving loan	8.02%		Euribor (S)	6.00%		07/2027		2,336.6	2,338.3	2,242.3	(6)(13)
	First lien senior secured revolving loan	14.02%		Euribor (S)	12.00%		07/2027		916.0	894.6	891.4	(6)(13)
	First lien senior secured revolving loan	15.67%		SOFR (S)	12.00%		07/2027		202.5	197.8	197.1	(6)(13)
	First lien senior secured revolving loan	9.67%		SOFR (S)	6.00%		07/2027		55.2	55.3	53.0	(6)(13)
										3,486.0	3,383.8
Cezanne Bidco (11)	First lien senior secured loan	8.27%		Euribor (Q)	6.25%		10/2031		12,640.3	11,339.9	12,640.3	(2)(6)(13)
CFC Bidco 2022 Limited	First lien senior secured loan	7.74%		SOFR (Q)	3.75%		07/2032		47,927.3	46,927.1	46,549.4	(2)(6)
Chicago US Midco III, LP (11)	First lien senior secured loan	6.22%		SOFR (M)	2.50%		11/2032		14,267.2	14,232.2	14,285.1	(2)(6)(13)
Clearstead Advisors, LLC (11)	First lien senior secured revolving loan	8.22%		SOFR (M)	4.50%		02/2028		271.4	268.2	271.4	(2)(6)(8)(13)
	First lien senior secured loan	8.23%		SOFR (Q)	4.50%		02/2028		8,438.6	8,405.8	8,438.6	(2)(6)(8)(13)
										8,674.0	8,710.0
Convera International Holdings Limited and Convera International Financial S.A R.L. (11)	First lien senior secured loan	8.44%		SOFR (Q)	4.75%		03/2030		17,143.7	17,032.4	17,143.7	(2)(6)(8)(13)
Endeavor Bidco LLC and Endeavor TopCo, Inc.	First lien senior secured loan	7.92%		SOFR (Q)	4.25%		08/2029		13,196.0	13,034.2	13,196.0	(2)(8)(13)
	Class A common units					08/2024		2,540		2,540.0	3,897.4	(13)
										15,574.2	17,093.4
Focus Financial Partners, LLC	First lien senior secured loan	6.22%		SOFR (M)	2.50%		09/2031		55,554.9	55,410.2	55,633.8	(2)
GAPCO AIV Interholdco (CP), L.P. (11)	Senior subordinated loan	10.42	% PIK	SOFR (Q)	6.75%		03/2033		52,451.0	51,217.1	52,451.0	(2)(6)(8)(13)
GC Waves Holdings, Inc. (11)	First lien senior secured loan	8.22%		SOFR (M)	4.50%		10/2030		23,394.1	23,229.3	23,394.1	(2)(6)(8)(13)
Gen II Fund Services, LLC	First lien senior secured loan	6.42%		SOFR (Q)	2.75%		11/2031		58,776.3	58,915.0	58,751.6	(2)
Grit Buyer, Inc. and Integrum Grit Co-Invest LP (11)(12)	First lien senior secured loan	8.37%		SOFR (Q)	4.50%		07/2032		64,162.5	63,193.8	63,110.8	(2)(8)(13)
	Limited partnership interests					07/2025		4,643,250		3,740.9	3,981.6	(2)(6)(13)
										66,934.7	67,092.4
GTCR F Buyer Corp. and GTCR (D) Investors LP (11)(12)	First lien senior secured revolving loan	8.73%		SOFR (M)	5.00%		09/2029		187.5	158.8	187.5	(2)(8)(13)
	First lien senior secured loan	8.67%		SOFR (Q)	5.00%		09/2030		14,302.2	14,092.6	14,302.2	(2)(8)(13)
	Limited partnership interests					09/2023		78,677		79.3	166.4	(2)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized	Fair		Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Value		Assets
										14,330.7	14,656.1
Harbourvest Global Private Equity Limited (11)	Private asset-backed investment	7.65%		SOFR (Q)	3.50%		06/2029		30,875.0	30,207.0	30,875.0	(13)
HighTower Holding, LLC	First lien senior secured loan	6.65%		SOFR (Q)	2.75%		02/2032		41,457.0	41,458.0	41,483.1	(2)(6)
Icon Parent I Inc.	First lien senior secured loan	6.44%		SOFR (Q)	2.75%		11/2031		43,651.2	43,574.6	43,700.5	(2)
Isthmus Capital LLC	Private asset-backed investment	9.50%					06/2030		1,076.4	1,067.9	1,076.4	(6)(13)
	Private asset-backed investment					06/2023		4		—	21.9	(6)(13)
										1,067.9	1,098.3
Kohlberg Private Credit Investors Rated Feeder-L, L.L.C. (11)(12)	Senior subordinated loan	13.02%		SOFR (S)	9.25%		12/2036		2,478.9	2,380.4	2,379.7	(6)(13)
	Common stock					12/2025		390,942		390.9	390.9	(6)(13)
										2,771.3	2,770.6
Mai Capital Management Intermediate LLC (11)	First lien senior secured revolving loan	8.43%		SOFR (Q)	4.75%		08/2031		363.2	347.0	363.2	(2)(6)(8)(13)
	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		08/2031		13,422.1	13,330.2	13,422.1	(2)(6)(8)(13)
										13,677.2	13,785.3
Mariner Wealth Advisors, LLC	First lien senior secured loan	6.50%		SOFR (Q)	2.50%		12/2030		16,353.5	16,339.9	16,425.9	(2)(8)
	First lien senior secured loan	5.92%		SOFR (S)	2.25%		12/2030		2,002.3	2,002.3	2,011.2
										18,342.2	18,437.1
Mars Downstop Loan Purchaser Trust	Private asset-backed investment	11.00%				02/2024		29,990,339		11,827.8	11,827.9	(6)(13)
MC Accelerate Co-Invest Feeder LP and MC CIF Wealth Management (UK) Ltd.	Z1 preferred shares	12.00	% PIK			08/2025	08/2031	15,586		16,157.5	16,150.2	(2)(6)(13)
	Z2 preferred shares	12.00% (6.00	% PIK)			08/2025	08/2031	15,586		15,791.2	15,790.2	(2)(6)(13)
	Membership interest					08/2025		1,000		1.0	1.0	(2)(6)(13)
										31,949.7	31,941.4
Medlar Bidco Limited (11)	First lien senior secured loan	8.74%		SONIA (Q)	5.00%		05/2032		32,457.2	31,708.8	31,970.3	(2)(6)(13)
	First lien senior secured loan	6.99%		Euribor (Q)	5.00%		05/2032		15,029.5	14,312.5	14,804.0	(2)(6)(13)
										46,021.3	46,774.3
Mercury Borrower, Inc.	First lien senior secured loan	6.95%		SOFR (M)	3.00%		11/2032		48,001.6	47,779.1	47,917.6	(2)(8)
Merit Financial Group, LLC and CWC Fund I Co-Invest (MFA) LP (11)	First lien senior secured revolving loan	8.67%		SOFR (Q)	5.00%		08/2032		1,250.0	1,238.1	1,237.5	(2)(6)(8)(13)
	First lien senior secured revolving loan	10.75%		Base Rate (Q)	4.00%		08/2032		500.0	495.2	495.0	(2)(6)(8)(13)
	First lien senior secured loan	8.67%		SOFR (Q)	5.00%		08/2032		12,468.8	12,350.2	12,344.1	(2)(6)(8)(13)
	Limited partnership interests					08/2025		4,655,000		4,666.8	4,655.0	(6)(13)
										18,750.3	18,731.6
Monica Holdco (US), Inc. (11)	First lien senior secured loan	9.07%		SOFR (Q)	5.25%		07/2030		10,999.1	10,849.5	10,999.1	(2)(6)(8)(13)
Monroe Capital Income Plus Corporation	Corporate bond	9.42%					11/2028		10,000.0	10,000.0	10,779.9	(2)(6)(13)
MSD Investment Corp.	Corporate bond	7.24%					05/2028		25,000.0	25,000.0	24,906.8	(2)(6)(13)
Nexus Buyer LLC	Second lien senior secured loan	9.47%		SOFR (M)	5.75%		02/2032		105,678.8	104,743.3	104,424.4	(2)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized	Fair		Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Value		Assets
Oak Funding LLC (11)	First lien senior secured loan	8.29%		SOFR (Q)	4.50%		12/2032		88,833.3	87,955.4	87,945.0	(2)(6)(8)(13)
Osttra Group Ltd.	First lien senior secured loan	7.43%		SOFR (Q)	3.50%		10/2032		26,897.2	26,839.5	27,006.4	(2)
Parexel International Inc.	First lien senior secured loan	6.47%		SOFR (M)	2.75%		12/2031		64,374.4	64,324.4	64,548.9	(2)(8)
Pathstone Family Office LLC and Kelso XI Tailwind Co-Investment, L.P. (11)(12)	First lien senior secured revolving loan	8.82%		SOFR (M)	5.00%		05/2028		509.2	488.3	509.2	(2)(6)(8)(13)
	First lien senior secured loan	8.82%		SOFR (M)	5.00%		05/2029		26,614.2	26,325.2	26,614.2	(2)(6)(8)(13)
	Limited partnership interests					09/2023		96,046		96.4	137.6	(6)(13)
										26,909.9	27,261.0
PCIA SPV-3, LLC and ASE Royal Aggregator, LLC (11)	First lien senior secured loan	8.92%		SOFR (Q)	5.25%		08/2029		11,850.7	11,668.3	11,850.7	(2)(6)(8)(13)
	Preferred units					07/2023		1,333,333		1,315.5	1,744.0	(6)(13)
										12,983.8	13,594.7
PCS MidCo, Inc. and PCS Parent, L.P. (11)	First lien senior secured loan	9.42%		SOFR (Q)	5.75%		03/2030		11,833.2	11,668.5	11,833.2	(2)(8)(13)
	Class A units					03/2024		806,000		806.0	892.0	(2)(13)
										12,474.5	12,725.2
Perigon Wealth Management, LLC and Perigon Wealth Advisors Holdings Company, LLC (11)	First lien senior secured loan	8.47%		SOFR (M)	4.75%		03/2031		133.9	89.2	133.9	(2)(6)(8)(13)
Pioneer AcquisitionCo, LLC	First lien senior secured loan	6.94%		SOFR (Q)	3.25%		10/2032		12,500.0	12,469.4	12,546.9	(2)
RWA Wealth Partners, LLC (11)	First lien senior secured loan	8.61%		SOFR (Q)	4.75%		11/2030		9,165.7	9,077.9	9,165.7	(2)(6)(8)(13)
Steward Partners Global Advisory, LLC, Steward Partners Investment Advisory, LLC, Steward Partners Intermediate II, LLC and Steward Partners New Holdings, LLC (11)	First lien senior secured loan	8.47%		SOFR (M)	4.75%		10/2028		6,887.2	6,777.4	6,887.2	(2)(6)(8)(13)
	Senior subordinated loan	11.00	% PIK				12/2032		25,443.0	22,310.1	22,278.2	(2)(6)(13)
	Warrant to purchase Class W units					12/2025	12/2032	138,674		2,644.6	2,644.6	(6)(13)
										31,732.1	31,810.0
Sunbit Receivables Trust IV (11)	Private asset-backed investment	10.79%		SOFR (M)	7.00%		04/2029		1,364.6	1,347.7	1,364.6	(8)(13)
The Edelman Financial Center, LLC	First lien senior secured loan	6.72%		SOFR (M)	3.00%		04/2028		43,448.9	43,444.8	43,635.3	(2)(6)
	Second lien senior secured loan	8.97%		SOFR (M)	5.25%		10/2028		61,285.0	61,221.1	61,080.9	(2)(6)
										104,665.9	104,716.2
The Ultimus Group Midco, LLC, The Ultimus Group, LLC, and The Ultimus Group Aggregator, LP (11)	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		07/2032		28,285.7	28,023.2	28,144.3	(2)(8)(13)
TI VI Holdings 1, L.P. (12)	Preferred shares	9.31	% PIK			06/2025		3,292		3,387.2	3,450.6	(6)(13)
TPG IX Cardiff Debt HoldCo I, LLC, TPG IX Cardiff Debt Holdco II, LLC, TPG IX Cardiff CI I, L.P., and TPG IX Cardiff CI II, L.P.	First lien senior secured loan	9.96%		SOFR (Q)	6.00%		01/2033		9,587.9	9,342.6	9,587.9	(2)(6)(8)(13)
	Limited partnership interest					11/2024		4,814,025		4,850.1	6,102.3	(2)(6)(13)
	Limited partnership interest					12/2025		535,870		535.9	535.9	(2)(6)(13)
										14,728.6	16,226.1

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized	Fair		Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Value		Assets
Trinity Capital Inc	Corporate bond	7.54%					10/2027		29,700.0	29,700.0	30,066.6	(2)(6)(13)
Wellington-Altus Financial Inc. (11)(12)	First lien senior secured loan	7.55%		CORRA (Q)	5.00%		08/2030		824.6	817.1	824.6	(2)(6)(8)(13)
	Common stock					08/2024		74,003		2,614.2	3,883.1	(2)(6)(13)
										3,431.3	4,707.7
Wharf Street Ratings Acquisition LLC (11)	First lien senior secured loan	8.47%		SOFR (M)	4.75%		09/2032		25,137.2	24,909.9	24,948.7	(2)(8)(13)
WPCG Aspire Holdings, LLC (11)	Private asset-backed investment	11.50	% PIK				07/2033		11,638.5	11,006.8	10,963.8	(2)(6)(13)
Zelis Payments Buyer, Inc.	First lien senior secured loan	7.08%		SOFR (M)	3.25%		11/2031		11,366.5	11,345.9	11,267.0	(2)
										1,427,873.5	1,440,506.1		13.71%
Consumer Services
Alterra Mountain Company (11)	First lien senior secured loan	6.22%		SOFR (M)	2.50%		08/2028		48,984.5	49,113.9	49,107.0	(2)
	First lien senior secured loan	6.22%		SOFR (M)	2.50%		05/2030		11,154.6	11,170.3	11,196.4	(2)(13)
										60,284.2	60,303.4
Apex Service Partners, LLC and Apex Service Partners Holdings, LLC (11)	First lien senior secured revolving loan	8.71%		SOFR (Q)	5.00%		10/2029		535.0	502.6	535.0	(2)(8)(10)(13)
	First lien senior secured loan	8.80%		SOFR (Q)	5.00%		10/2030		74,005.3	73,146.7	74,005.3	(2)(8)(13)
	Series B common units					10/2023		45,351		1,250.0	1,967.8	(13)
										74,899.3	76,508.1
Birdie Bidco, Inc. (11)	First lien senior secured revolving loan	8.17%		SOFR (Q)	4.50%		11/2032		932.0	870.7	890.4	(2)(8)(13)
	First lien senior secured revolving loan	10.25%		Base Rate (Q)	3.50%		11/2032		517.8	483.7	494.7	(2)(8)(13)
	First lien senior secured loan	10.42% (2.25	% PIK)	SOFR (Q)	6.75%		11/2032		72,741.4	72,204.4	72,377.7	(2)(8)(13)
										73,558.8	73,762.8
Bumble Bidco Limited (11)	First lien senior secured loan	10.50%		SONIA (Q)	6.75%		10/2030		7,779.5	7,243.2	7,779.5	(2)(6)(8)(13)
Calera XXVIII, LLC (12)	Limited liability company interests					12/2025		1,845,252		1,845.3	1,845.3	(2)(6)(13)
Century De Buyer LLC	First lien senior secured loan	6.84%		SOFR (Q)	3.00%		10/2030		36,362.1	36,379.7	36,259.9	(2)
ClubCorp Holdings, Inc. (11)	First lien senior secured loan	8.67%		SOFR (Q)	5.00%		07/2032		39,456.2	38,904.8	39,456.2	(2)(8)(13)
Davidson Hotel Company LLC (11)	First lien senior secured loan	8.72%		SOFR (M)	5.00%		10/2031		7,013.2	6,909.9	7,013.2	(2)(8)(13)
Equinox Holdings, Inc.	First lien senior secured loan	11.92% (4.13	% PIK)	SOFR (Q)	8.25%		03/2029		42,468.9	41,544.1	42,468.9	(2)(8)(13)
	Second lien senior secured loan	16.00	% PIK				06/2027		4,449.6	4,404.1	4,449.6	(2)(13)
										45,948.2	46,918.5
Eternal Aus Bidco Pty Ltd (11)	First lien senior secured loan	8.71%		BBSY (S)	5.00%		10/2029		2,232.1	2,182.0	2,232.1	(2)(6)(8)(13)
Excel Fitness Consolidator LLC, Health Buyer LLC and Excel Fitness Holdings, Inc. (11)	First lien senior secured revolving loan	8.48%		SOFR (M)	4.75%		04/2030		202.6	202.6	202.6	(2)(8)(13)
	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		04/2030		10,985.1	10,864.5	10,985.1	(2)(8)(13)
										11,067.1	11,187.7
Fertitta Entertainment, LLC	First lien senior secured loan	6.97%		SOFR (M)	3.25%		01/2029		17,919.0	17,926.8	17,909.9	(2)(8)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized	Fair		Net
Company(1)	Investment	Coupon(3)	Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Value		Assets
Fitness Ventures Holdings, Inc. and Meaningful Partners Fitness Ventures Co-Investment LP (4)(11)	First lien senior secured revolving loan	7.73%	SOFR (M)	4.00%		08/2030		2,405.0	2,377.4	2,405.0	(2)(8)(13)
	First lien senior secured loan	8.99%	SOFR (M)	5.25%		08/2031		46,504.4	45,967.2	46,504.4	(2)(8)(13)
	Common units				07/2024		11,704,000		11,736.8	12,038.5	(2)(13)
									60,081.4	60,947.9
Flint OpCo, LLC (11)	First lien senior secured loan	8.58%	SOFR (Q)	4.75%		08/2030		14,905.3	14,743.5	14,905.3	(2)(8)(13)
Golden State Foods LLC	First lien senior secured loan	7.67%	SOFR (Q)	4.00%		12/2031		13,039.6	13,084.2	13,103.4	(2)
GroundWorks, LLC	First lien senior secured loan	6.93%	SOFR (M)	3.00%		03/2031		3,750.0	3,750.0	3,765.6
GS SEER Group Borrower LLC and GS SEER Group Holdings LLC (11)	First lien senior secured revolving loan	10.52%	SOFR (M)	6.75%		04/2029		275.2	256.9	242.2	(2)(8)(10)(13)
	First lien senior secured loan	10.42%	SOFR (Q)	6.75%		04/2030		13,013.4	12,761.5	12,605.4	(2)(8)(13)
	Class A common units				04/2023		100		100.0	47.6	(2)(13)
									13,118.4	12,895.2
Helios Service Partners, LLC and Astra Service Partners, LLC (11)	First lien senior secured loan	8.34%	SOFR (Q)	4.50%		11/2032		27,241.8	27,040.3	27,037.4	(2)(8)(13)
HGC Holdings, LLC (11)	First lien senior secured loan	8.24%	SOFR (M)	4.50%		06/2029		64,490.4	64,059.5	64,490.4	(2)(8)(13)
IFH Franchisee Holdings, LLC (11)	First lien senior secured revolving loan	7.87%	SOFR (Q)	4.00%		12/2029		11,194.0	10,994.2	11,194.0	(2)(8)(13)
	First lien senior secured loan	9.37%	SOFR (Q)	5.50%		12/2029		47,011.4	46,451.7	47,011.4	(2)(8)(13)
									57,445.9	58,205.4
Infinity Home Services HoldCo, Inc., D&S Amalco and IHS Parent Holdings, L.P. (11)	First lien senior secured loan	9.67%	SOFR (Q)	6.00%		12/2028		9,933.8	9,787.3	9,949.2	(2)(6)(8)(13)
	First lien senior secured loan	9.17%	SOFR (Q)	5.50%		12/2028		5,253.2	5,171.4	5,253.2	(2)(6)(8)(13)
	First lien senior secured loan	8.26%	CORRA (Q)	6.00%		12/2028		1,169.8	1,152.7	1,173.0	(2)(6)(8)(13)
	Class A units				12/2022		50,000		50.0	57.8	(2)(6)(13)
									16,161.4	16,433.2
IRB Holding Corp.	First lien senior secured loan	6.22%	SOFR (M)	2.50%		12/2030		92,529.4	92,553.4	92,707.1	(2)(8)
Leviathan Intermediate Holdco, LLC and Leviathan Holdings, L.P. (11)	First lien senior secured loan	9.67%	SOFR (Q)	6.00%		12/2027		16,053.6	15,877.4	16,053.6	(2)(8)(13)
	Limited partnership interests				12/2022		133,000		133.0	176.1	(13)
									16,010.4	16,229.7
LHS Borrower, LLC, LH Equity Investors, L.P., Leaf Home, LLC and GC Fund IV Blocker LLC (11)	First lien senior secured revolving loan	11.00%	Base rate (Q)	4.25%		09/2031		805.6	710.4	738.5	(2)(8)(13)
	First lien senior secured loan	8.97%	SOFR (M)	5.25%		09/2031		62,761.6	61,871.3	62,134.0	(2)(8)(13)
	Limited partnership units				09/2025		30,788		30,788.3	32,148.7	(2)(13)
									93,370.0	95,021.2
Merlin Buyer Inc.	First lien senior secured loan	7.67%	SOFR (Q)	4.00%		12/2028		2,228.2	2,240.2	2,247.0	(2)(6)(8)
Mister Car Wash Holdings, Inc.	First lien senior secured loan	6.22%	SOFR (M)	2.50%		03/2031		2,026.4	2,029.2	2,032.1	(2)(6)
Mustang Prospects Purchaser, LLC, Senske Acquisition, Inc., and Mustang Prospects Holdco, LLC (11)	First lien senior secured revolving loan	8.72%	SOFR (M)	5.00%		06/2031		643.2	618.1	643.2	(2)(8)(10)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized	Fair		Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Value		Assets
	First lien senior secured loan	8.69%		SOFR (Q)	5.00%		06/2031		33,325.3	33,104.5	33,325.3	(2)(8)(13)
	Class A preferred units					09/2024		883		883.4	842.1	(13)
	Class B common units					09/2024		883,420		380.1	353.7	(13)
										34,986.1	35,164.3
North Haven Fairway Buyer, LLC and Fairway Lawns, LLC (11)	First lien senior secured revolving loan	8.73%		SOFR (Q)	5.00%		05/2028		330.6	324.6	330.6	(2)(8)(13)
	First lien senior secured loan	8.83%		SOFR (Q)	5.00%		05/2028		14,569.4	14,406.7	14,569.4	(2)(8)(13)
										14,731.3	14,900.0
Northwinds Holding, Inc. and Northwinds Services Group LLC (11)	First lien senior secured loan	9.28%		SOFR (Q)	5.25%		05/2029		22,039.5	21,755.7	22,039.5	(2)(8)(13)
	Common units					05/2023		121,368		166.7	201.3	(2)(13)
										21,922.4	22,240.8
PestCo Holdings, LLC and PestCo, LLC (11)	First lien senior secured loan	8.59%		SOFR (Q)	4.75%		08/2030		21,998.7	21,880.5	21,871.8	(2)(8)(13)
	Class A units					01/2023		8		106.0	163.7	(13)
										21,986.5	22,035.5
PG Investment Company 59 S.a r.l.	First lien senior secured loan	5.92%		SOFR (Q)	2.25%		03/2031		5,708.4	5,726.6	5,720.0	(2)(6)
Pinnacle MEP Intermediate Holdco LLC and BPCP Pinnacle Holdings, Inc. (11)	First lien senior secured revolving loan	10.50% (1.50	% PIK)	SOFR (Q)	6.75%		10/2030		952.2	924.0	761.9	(2)(8)(13)
	First lien senior secured loan	10.68% (1.50	% PIK)	SOFR (Q)	6.75%		10/2030		8,555.1	8,456.8	7,439.8	(2)(8)(13)
	Common stock					10/2024		866		866.0	88.3	(2)(13)
										10,246.8	8,290.0
Premiere Buyer, LLC (11)	First lien senior secured loan	8.17%		SOFR (Q)	4.50%		05/2031		27,357.5	27,056.6	27,357.5	(2)(8)(13)
Quick Quack Car Wash Holdings, LLC and KKR Game Changer Co-Invest Feeder II L.P. (11)	First lien senior secured loan	8.47%		SOFR (M)	4.75%		06/2031		67,925.2	67,313.2	67,925.2	(2)(8)(13)
	Limited partnership interest					06/2024		12,049,000		12,049.0	14,878.0	(2)(13)
										79,362.2	82,803.2
Radiant Intermediate Holding, LLC	First lien senior secured loan	9.92%		SOFR (Q)	6.00%		11/2026		917.1	911.0	862.0	(2)(8)(13)
Raising Cane’s Restaurants LLC	First lien senior secured loan	5.84%		SOFR (M)	2.00%		11/2032		23,579.0	23,558.1	23,623.3	(2)
Redwood Services LP (11)	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		06/2032		36,347.4	35,967.7	36,347.4	(2)(8)(13)
Saber Parent Holdings Corp. and MSHC, Inc. (11)	First lien senior secured loan	8.23%		SOFR (Q)	4.50%		12/2032		14,291.7	14,220.7	14,220.2	(2)(13)
TSWT Acquisition, Inc. and TSWT Holdings, LLC (11)	First lien senior secured revolving loan	8.73%		SOFR (M)	5.00%		11/2031		113.3	88.4	87.9	(2)(8)(13)
	First lien senior secured loan	8.73%		SOFR (M)	5.00%		11/2031		13,677.5	13,532.8	13,521.5	(2)(8)(13)
	Class A units					11/2025		35		768.0	768.1	(2)(13)
										14,389.2	14,377.5
University Support Services LLC	First lien senior secured loan	6.47%		SOFR (M)	2.75%		02/2029		16,135.0	16,111.4	15,563.5	(2)(6)(8)
Vertex Service Partners, LLC and Vertex Service Partners Holdings, LLC (11)	First lien senior secured revolving loan	9.67%		SOFR (Q)	6.00%		11/2030		821.6	770.4	585.3	(2)(8)(13)
	First lien senior secured loan	9.67% (4.14	% PIK)	SOFR (Q)	6.00%		11/2030		33,921.9	33,562.3	30,370.5	(2)(8)(13)
	Class B common units					11/2023		351		351.0	227.0	(13)
										34,683.7	31,182.8
Vista Higher Learning, LLC (11)	First lien senior secured loan	8.46%		SOFR (Q)	4.75%		09/2031		27,724.4	27,460.7	27,447.2	(2)(8)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized	Fair		Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Value		Assets
	First lien senior secured loan	7.21%		SOFR (Q)	3.50%		09/2031		1.0	1.0	1.0	(2)(8)(13)
										27,461.7	27,448.2
Wash Multifamily Parent Inc	First lien senior secured loan	6.97%		SOFR (M)	3.25%		09/2032		2,012.5	2,024.9	2,027.6	(2)
Whatabrands LLC	First lien senior secured loan	6.22%		SOFR (M)	2.50%		08/2028		55,716.3	55,566.0	55,847.8	(2)(8)

										1,293,750.0	1,301,209.1		12.39%
Insurance
15484880 Canada Inc. and 15484910 Canada Inc. (11)	First lien senior secured revolving loan	7.82%		CORRA (Q)	5.25%		04/2031		370.1	337.6	370.1	(2)(6)(8)(13)
	First lien senior secured loan	7.82%		CORRA (Q)	5.25%		04/2031		7,992.3	7,571.8	7,992.3	(2)(6)(8)(13)
	Senior subordinated loan	14.00	% PIK				04/2035		13,520.1	12,735.5	13,520.1	(2)(6)(13)
	Class A2 shares					04/2025		18,195,524		12,703.7	12,655.5	(2)(6)(13)
										33,348.6	34,538.0
Acrisure, LLC	First lien senior secured loan	6.97%		SOFR (M)	3.25%		06/2032		36,575.1	36,502.3	36,559.7	(2)
	First lien senior secured loan	6.72%		SOFR (M)	3.00%		11/2030		18,078.0	18,009.9	18,044.1	(2)
										54,512.2	54,603.8
Alera Group, Inc.	First lien senior secured loan	6.97%		SOFR (M)	3.25%		05/2032		31,559.2	31,705.3	31,693.3	(2)(8)
Alliant Holdings Intermediate LLC and Alliant Holdings Co-Issuer	First lien senior secured loan	6.22%		SOFR (M)	2.50%		09/2031		53,704.0	53,528.6	53,810.4	(2)
	First lien senior secured notes	6.75%					04/2028		2,000.0	2,036.2	2,038.5	(2)
	Senior subordinated notes	5.88%					11/2029		2,000.0	1,995.2	1,999.5	(2)
										57,560.0	57,848.4
AMWINS Group, LLC	First lien senior secured loan	5.97%		SOFR (M)	2.25%		01/2032		47,813.5	47,742.4	47,933.0	(2)(8)
Amynta Agency Borrower Inc. and Amynta Warranty Borrower Inc.	First lien senior secured loan	6.47%		SOFR (M)	2.75%		12/2031		9,426.4	9,427.6	9,441.1	(2)
Baldwin Risk Partners, LLC	First lien senior secured loan	6.64%		SOFR (S)	2.50%		05/2031		4,218.8	4,197.7	4,204.7	(6)
Bellwether Buyer, L.L.C. and Bellwether Topco V Buyer, Inc. (11)	First lien senior secured revolving loan						04/2032		—	—	—	(2)(8)(9)(13)
	First lien senior secured loan	8.23%		SOFR (M)	4.50%		04/2032		14,330.7	14,266.4	14,330.7	(2)(8)(13)
										14,266.4	14,330.7
Broadstreet Partners, Inc.	First lien senior secured loan	6.47%		SOFR (M)	2.75%		06/2031		38,267.5	38,277.9	38,378.1	(2)
Cross Financial Corp.	First lien senior secured loan	6.47%		SOFR (M)	2.75%		10/2031		4,406.3	4,399.2	4,417.3	(2)
Diamond Mezzanine 24 LLC (11)	First lien senior secured revolving loan	8.84%		SOFR (Q)	5.00%		10/2030		1,200.0	1,169.8	1,200.0	(2)(8)(13)
	First lien senior secured loan	8.84%		SOFR (Q)	5.00%		10/2030		78,036.3	77,436.9	78,036.3	(2)(8)(13)
										78,606.7	79,236.3
DOXA Insurance Holdings LLC and Rocket Co-Invest, SLP (11)(12)	First lien senior secured revolving loan	8.17%		SOFR (Q)	4.50%		12/2029		562.3	503.4	562.3	(2)(8)(10)(13)
	First lien senior secured loan	8.19%		SOFR (Q)	4.50%		12/2030		45,113.2	44,406.1	45,113.2	(2)(8)(13)
	Limited partnership interest					03/2024		3,417,348		3,417.3	4,744.7	(2)(6)(13)
										48,326.8	50,420.2

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Forza Insurance Holdings, LLC	First lien senior secured loan	9.42%		SOFR (Q)	5.75%		02/2030		40,592.2	40,085.9	40,592.2	(2)(8)(13)
Gestion ABS Bidco Inc. / ABS Bidco Holdings Inc. (11)	First lien senior secured loan	7.25%		CORRA (M)	5.00%		03/2031		13,153.4	13,139.5	13,153.4	(2)(6)(8)(13)
	First lien senior secured loan	7.27%		CDOR (Q)	5.00%		03/2031		396.5	351.5	396.5	(2)(6)(8)(13)
										13,491.0	13,549.9
HIG Finance 2 Limited	First lien senior secured loan	6.49%		SOFR (M)	2.75%		04/2030		21,756.7	21,752.0	21,797.7	(2)(6)(8)
	First lien senior secured loan	6.47%		SOFR (M)	2.75%		02/2031		22,243.1	22,202.8	22,279.4	(2)(6)(8)
										43,954.8	44,077.1
Higginbotham Insurance Agency, Inc., HIG Operations Holdings, Inc., and HIG Intermediate, Inc. (11)	First lien senior secured loan	8.22%		SOFR (M)	4.50%		06/2031		5,887.2	5,869.6	5,887.2	(2)(8)(13)
	Series A preferred shares	10.50%				12/2024		33,710		33,204.4	33,710.0	(2)(13)
										39,074.0	39,597.2
High Street Buyer, Inc. and High Street Holdco LLC (11)	First lien senior secured loan	8.17%		SOFR (Q)	4.50%		04/2028		4,415.7	4,278.0	4,415.7	(2)(8)(13)
Hub International Limited	First lien senior secured loan	6.12%		SOFR (Q)	2.25%		06/2030		58,434.9	58,317.8	58,711.9	(2)(8)
King Risk Partners, LLC (11)	First lien senior secured loan	8.22%		SOFR (M)	4.50%		04/2031		12,466.5	12,359.9	12,466.5	(2)(8)(13)
Knight AcquireCo, LLC and Knight Holdings, LP (11)	First lien senior secured loan	8.37%		SOFR (S)	4.50%		11/2032		79,910.6	79,519.7	79,511.1	(2)(8)(13)
	Class A-1 common units					11/2025		243,153		2,431.5	2,431.5	(2)(13)
										81,951.2	81,942.6
Koala Investment Holdings, Inc. (11)	First lien senior secured loan	8.17%		SOFR (Q)	4.50%		08/2032		25,482.0	25,239.7	25,227.2	(2)(8)(13)
OakBridge Insurance Agency LLC and Maple Acquisition Holdings, LP (11)	First lien senior secured revolving loan	8.48%		SOFR (M)	4.75%		11/2029		459.8	442.7	459.8	(2)(8)(13)
	First lien senior secured loan	8.47%		SOFR (M)	4.75%		11/2029		13,398.7	13,255.0	13,398.7	(2)(8)(13)
	First lien senior secured loan	8.72%		SOFR (M)	5.00%		11/2029		1,656.2	1,636.6	1,656.2	(2)(8)(13)
	Class A2 units					11/2023		102,501		2,050.0	2,327.3	(2)(13)
										17,384.3	17,842.0
OneDigital Borrower LLC	First lien senior secured loan	6.72%		SOFR (M)	3.00%		07/2031		50,884.3	50,840.6	50,949.0	(2)(8)
SageSure Holdings, LLC and SageSure LLC (11)	First lien senior secured loan	8.47%		SOFR (M)	4.75%		01/2030		66,683.9	66,017.9	66,683.9	(2)(8)(13)
SIG Parent Holdings, LLC (11)	First lien senior secured loan	8.47%		SOFR (M)	4.75%		08/2031		32,150.8	31,891.3	32,150.8	(2)(8)(13)
Slaine Holdings LLC (11)	Senior subordinated loan	10.47%		SOFR (M)	6.75%		05/2030		64,445.2	63,313.7	64,445.2	(2)(8)(13)
Trucordia Insurance Holdings, LLC	First lien senior secured loan	6.97%		SOFR (M)	3.25%		06/2032		11,890.3	11,936.0	11,801.2	(2)
USI, Inc.	First lien senior secured loan	5.92%		SOFR (Q)	2.25%		11/2029		64,116.1	64,118.2	64,241.8	(2)
	First lien senior secured loan	5.92%		SOFR (Q)	2.25%		09/2030		24,671.4	24,682.3	24,705.7	(2)
										88,800.5	88,947.5
World Insurance Associates, LLC and World Associates Holdings, LLC (11)	First lien senior secured loan	8.67%		SOFR (Q)	5.00%		04/2030		15,580.0	15,471.6	15,580.0	(2)(8)(13)
										1,086,779.0	1,096,024.8		10.43%
Sports, Media and Entertainment
22 HoldCo Limited	Senior subordinated loan	11.47	% PIK	SONIA (S)	7.50%		08/2033		26,215.4	24,458.8	26,215.4	(2)(6)(8)(13)
3 Step Sports LLC (11)	First lien senior secured loan	10.18%		SOFR (Q)	6.50%		10/2029		20,443.6	19,716.5	20,443.6	(2)(8)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Bad Vibes Forever, LLC and Bad Vibes Forever Publishing, LLC	First lien senior secured loan	9.10%		SOFR (S)	5.50%		06/2032		18,667.1	18,407.7	18,667.1	(2)(8)(13)
CFC Funding LLC	Loan instrument units	9.75	% PIK			07/2023		5,300		6,147.0	6,411.6	(6)(13)
Creative Artists Agency, LLC	First lien senior secured loan	6.22%		SOFR (M)	2.50%		10/2031		55,390.9	55,439.8	55,575.4	(2)
Dundee Eros, LP	Limited partnership interest					11/2024		4,859,032		4,859.0	4,560.2	(2)(13)
Endeavor Group Holdings, Inc.	First lien senior secured loan	6.72%		SOFR (M)	3.00%		03/2032		27,198.9	27,161.5	27,319.6	(2)
FEH Group, LLC.	Class A common interest					12/2024		20		137,744.5	162,906.4	(13)
	Class A common interest					12/2024		20		4,067.9	4,751.4	(13)
	Class A common interest					12/2024		20		1,003.3	1,171.9	(13)
										142,815.7	168,829.7
Fever Labs, Inc. (11)	First lien senior secured revolving loan	11.00%					11/2028		11,594.7	11,412.3	11,594.7	(2)(13)
	First lien senior secured loan	11.00%					11/2028		24,920.2	23,247.6	24,920.2	(2)(13)
	First lien senior secured loan	10.50%					11/2028		1,200.0	1,188.3	1,200.0	(2)(13)
	Series B redeemable preferred stock	13.50	% PIK			06/2025		11,786		12,434.4	12,699.6	(2)(13)
	Series E-5 convertible shares					08/2024		318,631		1,381.9	1,668.6	(2)(13)
	Warrant to purchase common stock					06/2025	06/2035	235,740		—	—	(13)
										49,664.5	52,083.1
Global Music Rights, LLC (11)	First lien senior secured loan	8.17%		SOFR (Q)	4.50%		12/2031		136,354.2	134,330.3	136,354.2	(2)(8)(13)
GSM Rights Fund II LP (12)	Class B Interest					03/2025	03/2031	2,058,315		2,058.3	2,113.5	(6)(13)
League One Volleyball Clubs, LLC and League One Volleyball, Inc. (11)	First lien senior secured loan	10.18%		SOFR (Q)	6.50%		01/2030		1.1	1.1	1.1	(2)(8)(13)
	First lien senior secured loan	12.25%		Base Rate (Q)	5.50%		01/2030		0.3	0.2	0.3	(2)(8)(13)
	Series B preferred stock					07/2023		194		1.0	2.3	(2)(13)
	Series C preferred stock					09/2024		67		0.6	0.8	(2)(13)
	Warrant to purchase common stock					01/2025	01/2030	8		—	—	(13)
										2.9	4.5
Legends Hospitality Holding Company, LLC and Stadium Coinvest (B)-III, L.P. (11)	First lien senior secured revolving loan	8.73%		SOFR (M)	5.00%		08/2030		1,040.7	991.3	1,040.7	(2)(8)(10)(13)
	First lien senior secured loan	9.23% (2.75	% PIK)	SOFR (M)	5.50%		08/2031		27,974.9	27,540.8	27,974.9	(2)(8)(13)
	First lien senior secured loan	8.73%		SOFR (M)	5.00%		08/2031		1,312.9	1,300.1	1,312.9	(2)(8)(13)
	Limited partnership interest					02/2025		2,977,000		3,041.0	3,429.1	(2)(13)
										32,873.2	33,757.6
LiveBarn Inc.	Middle preferred shares					08/2023		2,838,691		10,000.0	15,000.0	(2)(6)(13)
Mari Events Midco LLC and AE EventsCo Holdings LLC (11)	First lien senior secured loan	7.75%		SOFR (Q)	4.00%		10/2032		6,143.8	6,075.8	6,003.4	(2)(8)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
	Common units					10/2025		815		8,147.3	8,147.3	(2)(13)
	Common units					10/2025		773		7,734.4	7,734.4	(13)
										21,957.5	21,885.1
Mari Miami II LLC and South Florida Tennis, LLC	First lien senior secured loan	8.67	% PIK	SOFR (Q)	5.00%		10/2032		6,740.8	6,693.1	6,690.2	(2)(8)(13)
	Common units					10/2025		20		1,745.0	1,725.1	(13)
										8,438.1	8,415.3
Melody TopCo LP and Melody Holdings LP	Class A-1 preferred units	11.00	% PIK			07/2025		18,204		33,437.3	33,411.4	(2)(13)
	Class A-2 preferred units	11.00	% PIK			07/2025		18,204		3,754.9	3,751.2	(13)
	Class A-1 common units					07/2025		7,354		13,123.9	13,126.1	(2)(13)
	Class A-2 common units					07/2025		7,354		1,470.6	1,470.8	(13)
										51,786.7	51,759.5
NEP Group, Inc.	First lien senior secured loan	8.22%		SOFR (M)	4.50%		10/2031		27,541.4	26,827.2	25,140.1	(2)
Orange Barrel Media, LLC/IKE Smart City, LLC (11)	Private asset-backed investment	9.47%		SOFR (M)	5.75%		10/2027		3,625.2	3,601.2	3,625.2	(2)(8)(13)
	Private asset-backed investment	9.47%		SOFR (M)	5.75%		03/2027		2,852.0	2,837.8	2,852.0	(2)(8)(13)
										6,439.0	6,477.2
OVG Business Services, LLC	First lien senior secured loan	6.72%		SOFR (M)	3.00%		06/2031		38,804.6	38,737.3	38,804.6	(2)
Propagate Content LLC (12)	Preferred equity	8.00	% PIK			10/2025		4		4,007.8	4,083.5	(13)
Quartz Holding Company	First lien senior secured loan	6.97%		SOFR (M)	3.25%		10/2028		4,017.2	4,012.2	3,989.6	(2)(8)
Radiate Holdco LLC (11)	First lien senior secured loan	7.79%		SOFR (M)	4.00%		06/2029		12,344.6	12,100.9	12,159.5	(2)(8)
Sandlot Action Sports, LLC	Common units					05/2024		3,384		25.0	21.7	(13)
Shout! Factory, LLC (11)	First lien senior secured revolving loan	8.93%		SOFR (Q)	5.25%		06/2031		276.0	245.7	242.9	(2)(8)(13)
	First lien senior secured loan	8.92%		SOFR (Q)	5.25%		06/2031		17,653.8	17,411.3	17,389.0	(2)(8)(13)
										17,657.0	17,631.9
South Florida Motorsports, LLC	Class A common interest					12/2024		20		4,225.0	6,427.0	(13)
United Talent Agency LLC	First lien senior secured loan	6.75%		SOFR (M)	3.00%		06/2032		14,895.9	14,889.6	14,989.0	(2)(13)
Voldex Entertainment Limited	First lien senior secured loan	10.94%		SOFR (Q)	7.25%		01/2029		18.6	18.3	18.6	(2)(6)(13)
WideOpenWest Finance, LLC	First lien senior secured loan	11.17%		SOFR (Q)	7.00%		12/2028		105.2	105.8	106.9	(2)(6)(8)
WRE Sports Investments LLC (11)	First lien senior secured loan	11.00% (5.50	% PIK)				07/2031		38,217.8	37,555.3	38,217.8	(2)(13)

										776,717.9	817,462.8		7.78%
Pharmaceuticals, Biotechnology and Life Sciences
1261229 B.C. LTD.	First lien senior secured loan	9.97%		SOFR (M)	6.25%		10/2030		67,188.7	65,749.0	65,484.1	(2)(6)
	First lien senior secured notes	10.00%					04/2032		4,178.0	4,178.0	4,346.4	(2)(6)
										69,927.0	69,830.5
Alcami Corporation (11)	First lien senior secured revolving loan	10.83%		SOFR (M)	7.00%		12/2028		116.4	101.5	116.4	(2)(8)(13)
	First lien senior secured loan	10.96%		SOFR (Q)	7.00%		12/2028		4,279.7	4,163.1	4,279.7	(2)(8)(13)
										4,264.6	4,396.1

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Artemis BidCo 2 LLC (11)	First lien senior secured revolving loan	7.42%	SOFR (Q)	3.75%		10/2031		0.8	0.7	0.7	(2)(8)(13)
	First lien senior secured loan	8.67%	SOFR (Q)	5.00%		10/2031		32,205.5	31,893.8	31,883.4	(2)(8)(13)
									31,894.5	31,884.1
Bamboo US BidCo LLC (11)	First lien senior secured loan	8.83%	SOFR (Q)	5.00%		09/2030		19,508.0	19,225.3	19,508.0	(2)(8)(13)
	First lien senior secured loan	7.07%	Euribor (Q)	5.00%		09/2030		9,322.8	8,309.2	9,322.8	(2)(8)(13)
	First lien senior secured loan	8.98%	SOFR (M)	5.25%		09/2030		568.9	568.9	568.9	(2)(8)(13)
									28,103.4	29,399.7
Cambrex Corporation (11)	First lien senior secured revolving loan	8.33%	SOFR (M)	4.50%		03/2032		906.7	766.7	906.7	(2)(8)(10)(13)
	First lien senior secured loan	8.22%	SOFR (M)	4.50%		03/2032		121,190.1	120,120.9	121,190.1	(2)(8)(13)
									120,887.6	122,096.8
CoreRx, Inc. (11)	First lien senior secured revolving loan	7.67%	SOFR (Q)	4.00%		12/2030		0.6	0.6	0.6	(2)(8)(13)
	First lien senior secured loan	10.92%	SOFR (Q)	7.25%		12/2030		5,092.9	4,991.9	4,991.0	(2)(8)(13)
									4,992.5	4,991.6
Creek Parent, Inc. and Creek Feeder, L.P. (11)	First lien senior secured loan	8.73%	SOFR (M)	5.00%		12/2031		122,896.5	121,064.6	122,896.5	(2)(8)(13)
	Limited partnership interest				12/2024		4,209,000		4,209.0	6,180.6	(2)(13)
									125,273.6	129,077.1
Curium BidCo S.a r.l.	First lien senior secured loan	6.67%	SOFR (Q)	3.00%		08/2031		13,603.0	13,640.1	13,716.3	(2)(6)
Gula Buyer Inc. and Gula Co-Invest II, L.P.	First lien senior secured loan	8.27%	SOFR (M)	4.50%		10/2031		148,875.0	147,345.2	148,875.0	(2)(8)(13)
	Common units				03/2025		538		560.6	717.9	(2)(13)
									147,905.8	149,592.9
Igea Bidco S.p.A. and Masco Group S.p.A. (11)	First lien senior secured notes	8.73%				09/2031		4,286.0	3,890.8	4,286.0	(2)(6)(13)
	First lien senior secured notes	8.73%				09/2031		889.2	856.8	889.2	(2)(6)(13)
									4,747.6	5,175.2
Moderna, Inc. (11)	First lien senior secured loan	9.17%	SOFR (M)	5.50%		11/2030		85,238.0	83,986.0	83,959.4	(2)(6)(8)(13)
Solar Bidco Limited (11)	First lien senior secured loan	8.27%	Euribor (Q)	6.25%		11/2029		5,640.4	5,201.8	5,719.3	(2)(6)(8)(13)
WCG Purchaser Corp.	First lien senior secured loan	6.72%	SOFR (M)	3.00%		02/2032		14,912.6	14,850.1	14,933.6	(2)(8)
WCI-BXC Purchaser, LLC and WCI-BXC Investment Holdings, L.P.	Limited partnership interest				11/2023		731,000		731.6	752.1	(2)(13)

									656,406.2	665,524.7		6.33%
Consumer Distribution and Retail
BGI Purchaser, Inc. (11)	First lien senior secured revolving loan	7.57%	SOFR (Q)	3.75%		05/2030		11,109.8	10,987.3	11,109.8	(2)(8)(13)
	First lien senior secured loan	8.57%	SOFR (Q)	4.75%		05/2031		31,679.3	31,339.4	31,679.3	(2)(8)(13)
									42,326.7	42,789.1
Blazing Star Parent, LLC	First lien senior secured loan	10.82%	SOFR (Q)	7.00%		08/2030		68,996.3	67,390.4	67,961.4	(2)(8)(13)
BR PJK Produce, LLC	First lien senior secured loan	10.39%	SOFR (Q)	6.25%		11/2027		2,210.7	2,191.9	2,210.7	(2)(8)(13)
BradyPlus Holdings, LLC	First lien senior secured loan	7.19%	SOFR (Q)	3.50%		12/2032		36,000.0	35,460.2	35,579.9	(2)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Carrera Bidco Limited	Senior subordinated loan	7.34%		Euribor (S)	5.25%		11/2032		104,559.5	101,321.1	102,468.3	(2)(6)(13)
City Line Distributors LLC and City Line Investments LLC (11)	First lien senior secured loan	10.11%		SOFR (Q)	6.00%		08/2028		2,739.2	2,702.4	2,739.2	(2)(8)(13)
	Class A units	8.00	% PIK			08/2023		120,151		143.0	136.9	(2)(13)
										2,845.4	2,876.1
Display Holding Company, Inc., Saldon Holdings, Inc. and Fastsigns Holdings Inc. (11)	First lien senior secured loan	9.07%		SOFR (M)	5.25%		03/2028		11,058.2	11,006.5	11,058.2	(2)(8)(13)
GMF Parent, Inc. and GMF Group Holdings, LP (11)	First lien senior secured loan	8.20%		SOFR (Q)	4.50%		12/2032		13,977.2	13,838.2	13,907.3	(2)(8)(13)
	Class A2 units					12/2025		2,414		2,414.0	2,414.0	(2)(13)
										16,252.2	16,321.3
Hills Distribution, Inc., Hills Intermediate FT Holdings, LLC and GMP Hills, LP (11)	First lien senior secured revolving loan	7.75%		SOFR (M)	4.00%		11/2029		3,026.9	2,977.4	3,026.9	(2)(8)(13)
	First lien senior secured loan	9.24%		SOFR (Q)	5.50%		11/2029		6,997.8	6,926.5	6,997.8	(2)(8)(13)
	Limited partnership interest					11/2023		3,544,000		3,827.5	5,068.0	(2)(13)
										13,731.4	15,092.7
Madison Safety & Flow LLC	First lien senior secured loan	6.23%		SOFR (M)	2.50%		09/2031		21,295.9	21,268.9	21,424.6	(2)
Mavis Tire Express Services Topco Corp., Metis HoldCo, Inc., and Metis TopCo, LP	First lien senior secured loan	6.72%		SOFR (M)	3.00%		05/2028		67,598.5	67,222.0	67,814.8	(2)(8)
Mountaineer Merger Corporation (11)	First lien senior secured revolving loan	8.84%		SOFR (Q)	5.00%		10/2027		4,486.8	4,380.2	3,924.1	(2)(13)
Mr. Greens Intermediate, LLC, Florida Veg Investments LLC, MRG Texas, LLC and Restaurant Produce and Services Blocker, LLC (11)	First lien senior secured revolving loan	9.65%		SOFR (Q)	5.75%		05/2031		808.0	770.5	808.0	(2)(8)(10)(13)
	First lien senior secured loan	9.71%		SOFR (Q)	5.75%		05/2031		12,398.6	12,117.2	12,398.6	(2)(8)(13)
	Class B limited liability company interest					05/2023		0.04%		100.0	79.0	(2)(13)
										12,987.7	13,285.6
Project Cardinal Acquisition, LLC (11)	First lien senior secured loan	8.49%		SOFR (S)	4.50%		10/2032		18,057.0	17,883.0	17,876.5	(2)(8)(13)
Quirch Foods Holdings, LLC (11)	First lien senior secured loan	10.34%		SOFR (S)	6.50%		11/2030		102,670.7	101,672.1	101,644.0	(2)(8)(13)
Royal Borrower, LLC and Royal Parent, LP (11)	First lien senior secured loan	9.00%		SOFR (M)	5.25%		07/2030		18,304.5	18,098.7	18,304.5	(2)(8)(13)
	Class A preferred units	10.00	% PIK			07/2024		2,124,000		2,463.2	1,981.1	(13)
										20,561.9	20,285.6
SCIH Salt Holdings Inc.	First lien senior secured loan	5.52%		SOFR (Q)	1.75%		01/2029		85,028.1	84,953.6	85,152.3	(2)(8)
Worldwide Produce Acquisition, LLC and REP WWP Coinvest IV, L.P. (11)(12)	First lien senior secured revolving loan	10.61%		SOFR (Q)	6.75%		01/2029		127.1	114.2	16.9	(2)(8)(10)(13)
	First lien senior secured loan	11.59%		SOFR (Q)	7.75%		01/2029		7,916.1	7,799.2	6,887.0	(2)(8)(13)
	Common units					01/2023		50,000		50.3	—	(13)
										7,963.7	6,903.9

										631,418.9	634,669.1		6.04%
Independent Power and Renewable Electricity Producers

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized	Fair		Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Value		Assets
BNZ TopCo B.V. (11)	Senior subordinated loan	8.77%		Euribor (Q)	6.75%		10/2030		13,493.7	11,533.5	12,767.1	(2)(6)(8)(13)
Calpine Corp	First lien senior secured loan	5.47%		SOFR (M)	1.75%		07/2030		34,048.3	34,058.5	34,064.3	(2)
	First lien senior secured loan	5.47%		SOFR (M)	1.75%		01/2031		16,639.9	16,640.8	16,638.1	(2)
	First lien senior secured loan	5.47%		SOFR (M)	1.75%		02/2032		10,666.3	10,660.7	10,662.4	(2)
										61,360.0	61,364.8
Cogentrix Finance Holdco I, LLC	First lien senior secured loan	5.97%		SOFR (M)	2.25%		02/2032		9,682.5	9,694.6	9,733.6	(2)
CPV Fairview, LLC	First lien senior secured loan	6.17%		SOFR (Q)	2.50%		08/2031		14,092.2	14,092.9	14,140.7	(2)
Dino BidCo S.p.A.	Senior subordinated loan	5.96%		Euribor (Q)	3.50%		03/2032		377,357.1	330,646.2	377,357.1	(6)(13)(16)
EFS Cogen Holdings I LLC	First lien senior secured loan	6.67%		SOFR (Q)	3.00%		10/2031		1,092.1	1,092.5	1,099.9	(2)
Hamilton Projects Acquiror, LLC	First lien senior secured loan	6.22%		SOFR (M)	2.50%		05/2031		7,672.1	7,672.1	7,715.7	(2)
South Field Energy LLC	First lien senior secured loan	7.00%		SOFR (Q)	3.00%		08/2031		0.5	0.5	0.5	(2)
Watt Holdco Limited (11)	First lien senior secured loan	7.32%		Euribor (Q)	5.25%		09/2031		3,261.0	3,012.2	3,223.3	(2)(6)(8)(13)
	First lien senior secured loan	8.98%		SONIA (Q)	5.25%		09/2031		1,722.2	1,593.7	1,703.7	(2)(6)(8)(13)
										4,605.9	4,927.0
WIN Waste Innovations Holdings Inc.	First lien senior secured loan	6.58%		SOFR (M)	2.75%		03/2028		25,084.8	25,111.1	25,126.6	(2)(8)
										465,809.3	514,233.0		4.89%
Energy
CPPIB OVM Member U.S. LLC	First lien senior secured loan	6.17%		SOFR (Q)	2.50%		08/2031		28,565.6	28,474.3	28,726.5	(2)
Enviva Inc.	First lien senior secured loan	10.61	% PIK	SOFR (Q)	6.88%		12/2029		21,138.0	21,428.7	21,331.8	(2)(8)
Freeport LNG Investments, LLLP	First lien senior secured loan	7.15%		SOFR (Q)	3.00%		11/2026		44,243.9	44,220.0	44,262.4	(2)
	First lien senior secured loan	7.12%		SOFR (Q)	3.25%		12/2028		18,199.6	18,194.4	18,252.7	(2)(8)
										62,414.4	62,515.1
HighPeak Energy, Inc.	First lien senior secured loan	11.32%		SOFR (Q)	7.50%		09/2028		107,196.6	106,699.5	107,196.6	(2)(6)(8)(13)
Oryx Midstream Services Permian Basin LLC	First lien senior secured loan	5.98%		SOFR (M)	2.25%		10/2028		41,712.2	41,748.0	41,872.8	(2)(8)
Par Petroleum LLC / Par Petroleum Finance Corp	First lien senior secured loan	6.95%		SOFR (S)	3.25%		02/2030		8,028.1	7,966.7	8,051.5	(2)(8)
Pasadena Performance Products, LLC	First lien senior secured loan	6.92%		SOFR (Q)	3.25%		02/2032		34,618.5	34,537.1	34,575.3	(2)
Phoenix Operating LLC	First lien senior secured loan	10.77%		SOFR (Q)	7.00%		10/2028		72,323.0	68,766.2	68,283.1	(2)(8)(13)
Prairie ECI Acquiror LP	First lien senior secured loan	7.47%		SOFR (M)	3.75%		08/2029		8,651.8	8,645.8	8,693.2	(2)
TransMontaigne Operating Company L.P.	First lien senior secured loan	6.22%		SOFR (M)	2.50%		11/2028		24,394.2	24,402.7	24,546.6	(2)(8)
WhiteWater Matterhorn Holdings, LLC	First lien senior secured loan	6.31%		SOFR (Q)	2.25%		06/2032		7,000.0	7,006.8	7,020.7	(2)

										412,090.2	412,813.2		3.93%
Transportation
First Student Bidco Inc.	First lien senior secured loan	6.17%		SOFR (Q)	2.50%		08/2030		90,393.5	90,461.4	90,634.8	(2)
FTAI Infrastructure Inc. and FIP RR Holdings LLC	First lien senior secured loan	7.88%		SOFR (Q)	4.00%		08/2026		83,179.6	82,239.8	81,723.9	(2)(6)(13)
	Series A preferred shares	10.00	% PIK			08/2025	08/2035	37,809		36,884.5	36,803.8	(6)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized	Fair		Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Value		Assets
	Warrant to purchase common units					08/2025	08/2035	6,522		2,268.5	2,268.5	(6)(13)
										121,392.8	120,796.2
Nordic Ferry Infrastructure AS	Senior subordinated loan	9.23%		NIBOR (Q)	5.00%		11/2031		65,774.5	59,188.5	65,774.5	(2)(6)(13)
	Senior subordinated loan	7.07%		Euribor (Q)	5.00%		11/2031		65,592.6	58,097.5	65,592.6	(2)(6)(13)
										117,286.0	131,367.1
Student Transportation of America, Inc. (11)	First lien senior secured loan	6.94%		SOFR (Q)	3.25%		06/2032		7,163.6	7,144.2	7,175.5	(2)
	First lien senior secured loan	6.67%		SOFR (S)	3.00%		06/2032		1,431.0	1,431.0	1,435.1
										8,575.2	8,610.6
Zeppelin US Buyer Inc. and Providence Equity Partners IX-C L.P. (11)(12)	First lien senior secured loan	8.42%		SOFR (Q)	4.75%		08/2032		10,690.1	10,589.5	10,583.2	(2)(8)(13)
	Limited partnership interest					07/2025		1,379,436		1,390.7	1,379.4	(2)(13)
										11,980.2	11,962.6
										349,695.6	363,371.3		3.46%
Materials
Adonis Acquisition Holdings LLC and Adonis Acquisition Holdings Parent LLC (11)	First lien senior secured revolving loan	8.97%		SOFR (Q)	5.00%		08/2028		0.7	0.7	0.7	(2)(8)(10)(13)
	First lien senior secured loan	9.30	% PIK	SOFR (Q)	5.50%		02/2030		1,530.6	1,530.4	1,530.6	(2)(8)(13)
	First lien senior secured loan	11.25	% PIK	Base Rate (Q)	4.50%		02/2030		0.5	0.5	0.5	(2)(8)(13)
	Common units					02/2025		24,390		1,600.5	691.4	(2)(13)
										3,132.1	2,223.2
AP Adhesives Holdings, LLC (11)	First lien senior secured loan	8.66%		SOFR (Q)	4.75%		04/2032		27,832.3	27,582.8	27,554.0	(2)(8)(13)
Bulab Holdings, Inc. and Buckman PPC Co-Invest LP (11)	First lien senior secured loan	8.47%		SOFR (M)	4.75%		07/2032		43,879.3	43,469.0	43,879.3	(2)(8)(13)
	First lien senior secured loan	6.65%		Euribor (M)	4.75%		07/2032		8,798.1	8,742.4	8,798.1	(2)(8)(13)
	Limited partnership interest					06/2025		1,873,000		1,879.4	2,189.7	(2)(13)
										54,090.8	54,867.1
BW Holding, Inc.	First lien senior secured loan	8.49%		SOFR (Q)	4.50%		12/2030		16,894.1	15,647.8	10,981.2	(2)(8)
	First lien senior secured loan	10.34%		SOFR (Q)	6.50%		12/2030		4,231.7	3,775.3	4,297.8	(2)(8)
										19,423.1	15,279.0
Charter Next Generation, Inc.	First lien senior secured loan	6.66%		SOFR (M)	2.75%		11/2030		45,172.5	45,235.9	45,236.7	(2)(8)
Flexsys Cayman Holdings, LP	First lien senior secured loan	9.97%		SOFR (M)	6.25%		08/2029		6,123.1	5,786.5	3,704.5	(2)(8)
	First lien senior secured loan	9.08%		SOFR (M)	5.25%		08/2029		8,306.3	7,755.9	456.8	(2)(8)
										13,542.4	4,161.3
Meyer Laboratory, LLC and Meyer Parent, LLC (11)	First lien senior secured revolving loan	12.50% (3.75	% PIK)	Base rate (Q)	5.75%		02/2030		388.7	365.5	270.6	(2)(8)(13)
	First lien senior secured loan	10.42% (3.75	% PIK)	SOFR (Q)	6.75%		02/2030		11,679.9	11,514.7	10,750.9	(2)(8)(13)
	Common units					02/2024		169,000		169.0	111.1	(13)
										12,049.2	11,132.6
NCP-MSI Buyer, Inc. and NCP MSI Co-Invest, LP (11)(12)	First lien senior secured revolving loan	7.48%		SOFR (M)	3.75%		03/2031		3,930.3	3,862.9	3,930.3	(2)(8)(13)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized	Fair		Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Value		Assets
	First lien senior secured loan	8.48%		SOFR (M)	4.75%		03/2031		30,149.0	29,819.3	30,149.0	(2)(8)(13)
	Limited partnership interest					03/2025		781,332		784.2	988.1	(2)(13)
										34,466.4	35,067.4
Precision Concepts Parent Inc., Precision Concepts International LLC, and Precision Concepts Canada Corporation (11)	First lien senior secured revolving loan	8.59%		SOFR (Q)	4.75%		08/2032		557.6	503.4	500.7	(2)(6)(8)(13)
	First lien senior secured loan	8.58%		SOFR (Q)	4.75%		08/2032		33,649.4	33,361.6	33,312.9	(2)(6)(8)(13)
										33,865.0	33,813.6
Pregis TopCo LLC	First lien senior secured loan	7.80%		SOFR (M)	4.00%		02/2029		16,248.1	16,225.8	16,372.9	(2)
Reagent Chemical & Research, LLC (11)	First lien senior secured loan	9.12%		SOFR (M)	5.25%		04/2031		52,104.2	51,320.6	52,104.2	(2)(8)(13)
Sterilex LLC (11)	First lien senior secured revolving loan	7.45%		SOFR (Q)	3.75%		09/2030		0.5	0.5	0.5	(2)(8)(13)
	First lien senior secured loan	8.95%		SOFR (Q)	5.25%		09/2030		5,379.8	5,316.3	5,312.5	(2)(8)(13)
										5,316.8	5,313.0
Trident TPI Holdings, Inc.	First lien senior secured loan	7.42%		SOFR (Q)	3.75%		09/2028		45,549.0	45,479.9	43,670.1	(2)(8)
USALCO, LLC (11)	First lien senior secured loan	7.22%		SOFR (M)	3.50%		09/2031		8,260.4	8,309.0	8,288.8	(2)(8)
										370,039.8	355,083.9		3.38%
Food and Beverage
Badia Spices, LLC (11)	First lien senior secured loan	8.09%		SOFR (Q)	4.25%		11/2030		124,392.9	122,619.7	124,392.9	(2)(8)(13)
Chobani, LLC	First lien senior secured loan	5.97%		SOFR (M)	2.25%		10/2032		47,552.0	47,557.8	47,742.2	(2)
Demakes Enterprises, LLC	First lien senior secured loan	9.67%		SOFR (Q)	6.00%		12/2029		11,473.2	11,283.8	11,473.2	(2)(8)(13)
Forward Keystone Holdings, LP (11)	Senior subordinated loan	15.00% (8.00	% PIK)				03/2029		24,336.1	23,736.2	24,336.1	(2)(13)
	Common units					03/2025		3,532,000		3,532.0	3,894.9	(2)(13)
										27,268.2	28,231.0
Froneri International Limited	First lien senior secured loan	6.12%		SOFR (Q)	2.25%		09/2032		28,135.0	28,091.3	28,124.3	(2)(6)
	First lien senior secured loan	4.87%		Euribor (S)	2.75%		09/2032		11,857.4	11,716.3	11,880.6	(2)(6)
										39,807.6	40,004.9
HBH Buyer, LLC (11)	First lien senior secured revolving loan	7.17%		SOFR (Q)	3.50%		09/2031		3,887.8	3,841.3	3,839.2	(2)(8)(13)
	First lien senior secured loan	8.92%		SOFR (Q)	5.25%		09/2031		24,366.0	24,074.4	24,061.4	(2)(8)(13)
										27,915.7	27,900.6
Spindrift Beverage Co., Inc. and SBC Aggregator LP (11)(12)	First lien senior secured loan	8.94%		SOFR (Q)	5.00%		02/2032		10,096.6	9,986.0	10,096.6	(2)(8)(13)
	Limited partnership units					02/2025		7,249		7,249.4	9,363.6	(2)(13)
										17,235.4	19,460.2
Sugar PPC Buyer LLC (11)	First lien senior secured loan	8.41%		SOFR (S)	4.75%		10/2031		26,148.8	25,774.1	26,148.8	(2)(8)(13)
Wilbur-Ellis Holdings II LLC (11)	First lien senior secured revolving loan	8.00%		SOFR (Q)	4.25%		06/2030		5,316.8	5,058.0	5,027.7	(2)(8)(13)
										324,520.3	330,381.5		3.14%
Household and Personal Products

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized	Fair		Net
Company(1)	Investment	Coupon(3)	Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Value		Assets
ACP Tara Holdings, Inc.	First lien senior secured loan	6.97%	SOFR (Q)	3.25%		12/2032		8,564.6	8,553.1	8,607.4	(2)(13)
Opal Bidco SAS	First lien senior secured loan	6.69%	SOFR (Q)	3.00%		04/2032		60,525.4	60,429.6	60,846.8	(2)
pH Beauty Holdings III, Inc. (11)	First lien senior secured loan	8.78%	SOFR (S)	5.00%		09/2027		12,775.7	12,694.2	12,775.7	(2)(13)
Silk Holdings III LLC and Silk Holdings I Corp. (11)	First lien senior secured revolving loan	8.34%	SOFR (M)	4.50%		12/2032		2,053.3	1,951.8	1,950.6	(2)(8)(13)
	First lien senior secured loan	8.34%	SOFR (M)	4.50%		12/2032		143,021.6	141,759.9	141,591.6	(2)(8)(13)
	Common stock				05/2023		1,646		3,917.1	4,064.0	(2)(13)
									147,628.8	147,606.2
TCI Buyer LLC and TCI Holdings, LP (11)	First lien senior secured loan	8.47%	SOFR (M)	4.75%		11/2030		23,296.7	22,946.7	23,296.7	(2)(8)(13)
	Common stock				11/2024		16,940		1,694.0	1,718.9	(2)(13)
									24,640.7	25,015.6
WU Holdco, Inc. (11)	First lien senior secured revolving loan	8.44%	SOFR (Q)	4.75%		04/2032		79.7	75.5	79.7	(2)(10)(13)
	First lien senior secured loan	8.42%	SOFR (Q)	4.75%		04/2032		9,795.6	9,751.6	9,795.6	(2)(8)(13)
									9,827.1	9,875.3

									263,773.5	264,727.0		2.52%
Automobiles and Components
Churchill OpCo Holdings LLC and Victory Topco, LP (11)	First lien senior secured revolving loan	8.62%	SOFR (Q)	5.00%		11/2029		370.5	304.4	370.5	(2)(8)(13)
	First lien senior secured loan	8.67%	SOFR (Q)	5.00%		11/2029		29,706.9	29,447.2	29,706.9	(2)(8)(13)
	Class A-2 common units				11/2023		23,290		2,329.0	6,507.6	(2)(13)
									32,080.6	36,585.0
Clarios Global LP	First lien senior secured loan	6.22%	SOFR (M)	2.50%		05/2030		6,131.2	6,127.0	6,132.0	(2)
Collision SP Subco, LLC (11)	First lien senior secured revolving loan	8.57%	SOFR (Q)	4.75%		01/2030		59.9	54.6	59.9	(2)(8)(13)
	First lien senior secured loan	8.71%	SOFR (Q)	4.75%		01/2030		7,173.7	7,086.6	7,173.7	(2)(8)(13)
									7,141.2	7,233.6
Dynamo Midco B.V.	First lien senior secured loan	7.09%	SOFR (M)	3.25%		09/2031		18,430.5	18,462.6	18,591.8	(2)(6)
Highline Aftermarket Acquisition, LLC, Highline Aftermarket SC Acquisition, Inc. and Highline PPC Blocker LLC	First lien senior secured loan	7.32%	SOFR (Q)	3.50%		02/2030		5,000.0	4,975.0	5,021.9	(8)
Telle Tire & Auto Service, LLC and Next Horizon Capital TireCo SPV, LP (11)	First lien senior secured revolving loan	8.95%	SOFR (S)	4.75%		03/2031		245.5	240.8	245.5	(2)(8)(13)
	First lien senior secured revolving loan	10.50%	Base Rate (Q)	3.75%		03/2031		103.2	101.2	103.2	(2)(8)(13)
	First lien senior secured loan	8.71%	SOFR (Q)	4.75%		03/2031		7,527.4	7,428.9	7,527.4	(2)(8)(13)
	Limited partnership interests				03/2025		344,000		344.0	412.6	(13)
									8,114.9	8,288.7
Truck-Lite Co., LLC, ECCO Holdings Corp., and Clarity Technologies Holdings, LP (11)	First lien senior secured loan	8.48%	SOFR (M)	4.75%		02/2032		97,810.0	96,437.4	97,810.0	(2)(8)(13)
	Class A units				09/2025		40,239		4,023.9	4,023.9	(2)(13)
									100,461.3	101,833.9
Wand Newco 3, Inc.	First lien senior secured loan	6.22%	SOFR (M)	2.50%		01/2031		69,496.4	69,465.4	69,533.2	(2)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets

										246,828.0	253,220.1		2.41%
Telecommunication Services
Expereo USA, Inc. and Ristretto Bidco B.V. (11)	First lien senior secured loan	10.22%(3.50	% PIK)	SOFR (Q)	6.50%		12/2030		60,801.5	60,299.0	59,420.8	(2)(6)(8)(13)
Infoblox Inc	First lien senior secured loan	6.59%		SOFR (M)	2.75%		11/2029		35,510.4	35,315.3	35,302.0	(2)
Lumen Technologies	First lien senior secured loan	6.18%		SOFR (M)	2.35%		04/2029		61,627.2	61,198.1	61,242.1	(2)(6)(8)
	First lien senior secured loan	6.18%		SOFR (M)	2.35%		04/2030		8,049.1	8,004.8	7,994.2	(2)(6)(8)
	First lien senior secured loan	9.72%		SOFR (M)	6.00%		06/2028		3,839.3	3,927.6	3,853.0	(2)(6)(8)
										73,130.5	73,089.3
Zayo Group Holdings, Inc.	First lien senior secured loan	6.83%(0.50	% PIK)	SOFR (M)	3.00%		03/2030		21,381.5	20,322.7	20,234.4	(2)
	Senior subordinated loan	5.75%					03/2030		3,248.6	3,086.6	3,086.2	(2)
										23,409.3	23,320.6
										192,154.1	191,132.7		1.82%

Technology Hardware and Equipment
Chariot Buyer LLC	First lien senior secured loan	6.47%		SOFR (M)	2.75%		09/2032		7,063.2	7,063.2	7,073.6	(2)
CommScope Holding Co Inc	First lien senior secured loan	8.47%		SOFR (M)	4.75%		12/2029		26,084.7	26,280.6	26,096.9	(2)(6)(8)
ConnectWise, LLC	First lien senior secured loan	7.43%		SOFR (Q)	3.50%		09/2028		70,424.9	70,445.2	69,060.8	(2)(8)
Cotiviti Holdings, Inc.	First lien senior secured loan	6.62%		SOFR (M)	2.75%		03/2032		14,810.2	14,653.1	14,190.1	(2)
	First lien senior secured loan	6.62%		SOFR (M)	2.75%		05/2031		3,977.3	3,905.0	3,814.9	(2)
										18,558.1	18,005.0
Emerald Debt Merger Sub LLC	First lien senior secured loan	6.12%		SOFR (S)	2.25%		08/2031		12,967.9	12,926.5	12,987.0	(2)
	First lien senior secured loan	6.07%		SOFR (Q)	2.25%		05/2030		16,756.8	16,739.9	16,789.5	(2)
										29,666.4	29,776.5
Excelitas Technologies Corp. (11)	First lien senior secured loan	8.97%		SOFR (M)	5.25%		08/2029		32,500.0	32,500.0	32,500.0	(2)(8)(13)
FL Hawk Intermediate Holdings, Inc. (11)	First lien senior secured loan	8.35%		SOFR (M)	4.50%		02/2030		8,175.5	8,129.6	8,175.5	(2)(8)(13)

										192,643.1	190,688.3		1.82%
Consumer Durables and Apparel
Fossil Group, Inc., Fossil Partners, L.P., and Fossil Canada Inc. (11)	First lien senior secured revolving loan	9.04%		SOFR (M)	5.00%		08/2030		2,360.8	1,906.7	1,868.7	(2)(6)(8)(13)
Sport Maska Inc. (11)	First lien senior secured revolving loan	8.98%		SOFR (M)	5.25%		12/2030		1,300.5	1,127.9	1,295.8	(2)(6)(8)(10)(13)
	First lien senior secured loan	7.77%		CDOR (M)	5.50%		12/2030		21,143.8	19,749.3	21,143.8	(2)(6)(8)(13)
										20,877.2	22,439.6
St Athena Global LLC and St Athena Global Holdings Limited (11)	First lien senior secured revolving loan	9.10%		SOFR (Q)	5.25%		06/2029		627.8	581.5	539.2	(2)(6)(8)(13)
	First lien senior secured loan	8.97%		SONIA (M)	5.25%		06/2030		19,463.2	18,056.2	19,074.0	(2)(6)(8)(13)
	First lien senior secured loan	9.02%		SOFR (Q)	5.25%		06/2030		31,959.1	31,587.9	31,319.9	(2)(6)(8)(13)
										50,225.6	50,933.1

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2025

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(7)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Varsity Brands Holding Co., Inc., Hercules Achievement, Inc. and BCPE Hercules Holdings, LP	First lien senior secured loan	6.67%	SOFR (Q)	3.00%		08/2031		35,756.9	35,713.9	35,868.8	(2)

									108,723.4	111,110.2		1.06%
Real Estate Management and Development
Pallas Australia Feeder Trust	Private asset-backed investment	11.40%	BBSY (M)	7.85%		07/2028		511.7	503.4	511.7	(6)(13)
Pallas Funding Trust No.2	Private asset-backed investment	11.40%	BBSY (M)	7.85%		02/2027		1,427.0	1,389.5	1,427.0	(6)(13)
	Private asset-backed investment	11.61%	BBSY (M)	7.85%		10/2027		815.4	812.5	815.4	(6)(13)
									2,202.0	2,242.4
Pallas NZ Funding Trust No. 1	Private asset-backed investment	9.36%	BBSY (M)	6.15%		07/2026		2,154.9	2,232.1	2,154.9	(6)(13)
Quintain Investments Holdings Limited (12)	Private asset-backed investment				08/2024	08/2031	37,444,573		48,715.0	57,205.3	(6)(13)
	Class B common units				08/2024		54,289		—	—	(6)(13)
									48,715.0	57,205.3

									53,652.5	62,114.3		0.59%
Data Centers
Retained Vantage Data Centers Intermediate Holdco, LP and Retained Vantage Data Centers Assets, LP (11)	Senior subordinated loan	9.50%				12/2031		42,406.0	41,673.1	41,663.9	(2)(13)
Vantage Data Centers Europe S.a r.l. (11)	Private asset-backed investment	8.63%	Euribor (M)	6.75%		05/2029		2,262.6	2,056.5	2,262.6	(2)(6)(13)
	Private asset-backed investment	8.73%	Euribor (M)	6.85%		05/2029		259.3	235.7	259.3	(2)(6)(13)
									2,292.2	2,521.9

									43,965.3	44,185.8		0.42%
Gas Utilities
FIC Matterhorn CF, LP and FIC Matterhorn CF Feeder, LP (12)	Limited partnership interests				06/2025		19,712,949		19,712.9	19,712.9	(6)
	Limited partnership interests				06/2025		1		0.7	0.7	(6)
									19,713.6	19,713.6
Venture Global Plaquemines Lng LLC	First lien senior secured loan	6.14%	SOFR (M)	2.23%		05/2029		7,546.1	7,537.5	7,502.1	(2)(6)
	First lien senior secured loan	5.94%	SOFR (M)	2.23%		05/2029		943.9	942.8	939.2	(2)(6)(13)
									8,480.3	8,441.3

									28,193.9	28,154.9		0.27%

Total Investments									$21,360,914.4	$21,508,598.4	(17)	204.73%

See accompanying notes to consolidated financial statements.

Derivative Instruments

Foreign currency forward contracts

						Unrealized
	Notional Amount	Notional Amount				Appreciation /
Description	to be Purchased	to be Sold		Counterparty	Settlement Date	(Depreciation)
Foreign currency forward contract	$169,576		€148,885	Canadian Imperial Bank of Commerce	January 23, 2026	$(636)
Foreign currency forward contract	$117,951		£103,745	Canadian Imperial Bank of Commerce	June 11, 2027	(2,002)
Foreign currency forward contract	$115,234		€98,626	Wells Fargo Bank, N.A.	January 23, 2026	(670)
Foreign currency forward contract	$77,740		€64,937	Wells Fargo Bank, N.A.	September 08, 2027	(209)
Foreign currency forward contract	$66,170	NOK	663,462	Wells Fargo Bank, N.A.	January 23, 2026	414
Foreign currency forward contract	$61,809		€60,251	Canadian Imperial Bank of Commerce	June 11, 2027	(967)
Foreign currency forward contract	$59,899		£46,812	Canadian Imperial Bank of Commerce	August 16, 2027	(2,891)
Foreign currency forward contract	$57,178	CAD	62,493	Canadian Imperial Bank of Commerce	March 31, 2028	(843)
Foreign currency forward contract	$51,458		€46,454	Wells Fargo Bank, N.A.	February 28, 2028	(4,587)
Foreign currency forward contract	$49,970		£37,428	Canadian Imperial Bank of Commerce	July 28, 2028	(119)
Foreign currency forward contract	$49,964		£37,428	Wells Fargo Bank, N.A.	July 28, 2028	(125)
Foreign currency forward contract	$49,860		€45,000	Canadian Imperial Bank of Commerce	February 28, 2028	(4,429)
Foreign currency forward contract	$49,790		£37,090	SMBC Capital Markets, Inc.	August 14, 2028	158
Foreign currency forward contract	$35,977		£26,695	Wells Fargo Bank, N.A.	August 02, 2027	166
Foreign currency forward contract	$25,450	CAD	35,598	Canadian Imperial Bank of Commerce	March 31, 2027	(852)
Foreign currency forward contract	$21,805		€19,538	Wells Fargo Bank, N.A.	March 30, 2027	(1,534)
Foreign currency forward contract	$20,769	CAD	27,895	Canadian Imperial Bank of Commerce	November 16, 2026	216
Foreign currency forward contract	$20,497	JPY	2,121,107	Canadian Imperial Bank of Commerce	January 31, 2028	957
Foreign currency forward contract	$18,890		£15,184	Wells Fargo Bank, N.A.	August 21, 2026	(1,529)
Foreign currency forward contract	$16,256		€13,416	SMBC Capital Markets, Inc.	August 14, 2028	(8)
Foreign currency forward contract	$16,144	CAD	22,503	Wells Fargo Bank, N.A.	January 23, 2026	(273)
Foreign currency forward contract	$15,755		£11,800	Canadian Imperial Bank of Commerce	January 23, 2026	(123)
Foreign currency forward contract	$14,323	CAD	19,837	Canadian Imperial Bank of Commerce	January 31, 2028	(407)
Foreign currency forward contract	$13,108	CAD	18,267	Canadian Imperial Bank of Commerce	January 23, 2026	(219)
Foreign currency forward contract	$9,097		€7,487	Wells Fargo Bank, N.A.	August 14, 2028	20
Foreign currency forward contract	$8,142		£6,100	Wells Fargo Bank, N.A.	January 23, 2026	(66)
Foreign currency forward contract	$8,132		€6,722	Canadian Imperial Bank of Commerce	August 14, 2028	(17)
Foreign currency forward contract	$6,908		£6,137	Canadian Imperial Bank of Commerce	March 31, 2026	(361)
Foreign currency forward contract	$6,165	AUD	9,518	Wells Fargo Bank, N.A.	November 17, 2026	(162)
Foreign currency forward contract	$4,983	CAD	6,713	Canadian Imperial Bank of Commerce	June 11, 2027	18
Foreign currency forward contract	$4,773	DKK	29,850	Wells Fargo Bank, N.A.	September 08, 2027	(49)
Foreign currency forward contract	$4,217		£3,347	Canadian Imperial Bank of Commerce	August 21, 2026	(284)
Foreign currency forward contract	$3,324		€2,798	Wells Fargo Bank, N.A.	August 02, 2027	(30)
Foreign currency forward contract	$3,074		€2,737	Canadian Imperial Bank of Commerce	March 30, 2027	(193)
Foreign currency forward contract	$2,824		€2,540	Canadian Imperial Bank of Commerce	March 26, 2026	(171)
Foreign currency forward contract	$2,555	NZD	4,070	Canadian Imperial Bank of Commerce	July 17, 2026	95
Foreign currency forward contract	$2,504		£1,915	Wells Fargo Bank, N.A.	August 16, 2027	(65)
Foreign currency forward contract	$2,502	NOK	27,017	Canadian Imperial Bank of Commerce	March 31, 2026	(175)
Foreign currency forward contract	$2,443		€2,178	Canadian Imperial Bank of Commerce	May 22, 2026	(128)
Foreign currency forward contract	$2,011	NOK	20,371	Canadian Imperial Bank of Commerce	January 23, 2026	(8)
Foreign currency forward contract	$1,957		€1,737	Canadian Imperial Bank of Commerce	March 27, 2028	(140)
Foreign currency forward contract	$1,906		€1,737	Canadian Imperial Bank of Commerce	March 27, 2026	(142)
Foreign currency forward contract	$1,906		€1,713	Wells Fargo Bank, N.A.	December 17, 2027	(156)
Foreign currency forward contract	$1,873		€1,713	Wells Fargo Bank, N.A.	December 17, 2026	(167)
Foreign currency forward contract	$1,390	AUD	2,097	Canadian Imperial Bank of Commerce	February 18, 2026	(12)
Foreign currency forward contract	$1,294	AUD	1,960	Canadian Imperial Bank of Commerce	September 30, 2026	(10)
Foreign currency forward contract	$1,017	CAD	1,391	Wells Fargo Bank, N.A.	November 16, 2026	(8)
Foreign currency forward contract	$874		£720	Wells Fargo Bank, N.A.	March 31, 2026	(95)
Foreign currency forward contract	$619		£480	Wells Fargo Bank, N.A.	November 02, 2026	(26)
Foreign currency forward contract	$607	AUD	932	Canadian Imperial Bank of Commerce	September 30, 2027	(8)
Foreign currency forward contract	$561		£419	Wells Fargo Bank, N.A.	June 11, 2027	—
Foreign currency forward contract	$478	AUD	736	Canadian Imperial Bank of Commerce	January 23, 2026	(13)
Foreign currency forward contract	$471	CHF	373	Canadian Imperial Bank of Commerce	January 23, 2026	(1)
Foreign currency forward contract	$81		€72	Canadian Imperial Bank of Commerce	March 31, 2026	(4)
Foreign currency forward contract	$34	NZD	54	Canadian Imperial Bank of Commerce	January 20, 2026	2
Foreign currency forward contract	$33	NZD	52	Canadian Imperial Bank of Commerce	April 17, 2026	1
Total						$(22,867)

See accompanying notes to consolidated financial statements.

Interest rate swaps

									Change in
								Upfront	Unrealized
		Company	Company		Maturity	Notional		Payments/	Appreciation /
Description	Hedged Item	Receives	Pays	Counterparty	Date	Amount	Fair Value	Receipts	(Depreciation)
Interest rate swap	March 2028 Notes	5.700%	SOFR +1.6490%	Wells Fargo Bank, N.A.	03/15/2028	$1,000,000	$14,461	$—	$15,966
Interest rate swap	September 2028 Notes	5.450%	SOFR +1.7465%	Wells Fargo Bank, N.A.	09/09/2028	600,000	4,677	—	4,677
Interest rate swap	January 2029 Notes	4.850%	SOFR +1.6220%	Wells Fargo Bank, N.A.	01/15/2029	600,000	(3,021)	—	(3,021)
Interest rate swap	August 2029 Notes	6.350%	SOFR +2.2080%	Wells Fargo Bank, N.A.	08/15/2029	700,000	16,585	—	15,659
Interest rate swap	February 2030 Notes	5.600%	SOFR +2.3020%	Wells Fargo Bank, N.A.	02/15/2030	750,000	(5,199)	—	22,820
Interest rate swap	September 2030 Notes	5.800%	SOFR +2.0490%	Wells Fargo Bank, N.A.	09/09/2030	500,000	5,239	—	5,239
Interest rate swap	January 2031 Notes	5.150%	SOFR +1.9460%	Wells Fargo Bank, N.A.	01/15/2031	500,000	(6,380)	—	(6,380)
Interest rate swap	March 2032 Notes	6.200%	SOFR +1.8290%	Wells Fargo Bank, N.A.	03/21/2032	750,000	31,646	—	31,646
Total						$5,400,000	$58,008	$—	$86,606
(1)	Ares Strategic Income Fund’s (together with its consolidated wholly owned subsidiaries, the “Fund”) portfolio company investments, which as of December 31, 2025 represented 205% of the Fund’s net assets or 95% of the Fund’s total assets, may be subject to legal restrictions on sales.
(2)	These assets are pledged as collateral under the Fund’s or the Fund’s consolidated subsidiaries’ various revolving credit facilities and debt securitizations and, as a result, are not directly available to the creditors of the Fund to satisfy any obligations of the Fund other than the obligations under each of the respective facilities and debt securitizations (see Note 5).
(3)	Investments without an interest rate are non-income producing.
(4)	As defined in the Investment Company Act, the Fund is deemed to be an “Affiliated Person” because it owns 5% or more of the portfolio company’s outstanding voting securities or it has the power to exercise control over the management or policies of such portfolio company (including through a management agreement). Transactions as of and during the year ended December 31, 2025 in which the issuer was an Affiliated Person of the Fund (but not a portfolio company that the Fund is deemed to Control) are as follows:
For the Year Ended December 31, 2025									As of December 31, 2025
(in thousands) Company	Purchases (cost)	Redemptions (cost)	Sales (cost)	Interest income	Dividend income	Other income	Net realized gains (losses)	Net unrealized gains (losses)	Fair Value
Fitness Ventures Holdings, Inc. and Meaningful Partners Fitness Ventures Co-Investment LP	$10,728.7	$632.6	$—	$4,199.6	$—	$311.5	$4.8	$(608.9)	$60,947.9
OPH NEP Investment, LLC	4,350.9	—	—	4,205.1	—	—	—	(159.2)	42,213.5
	$15,079.6	$632.6	$—	$8,404.7	$—	$311.5	$4.8	$(768.1)	$103,161.4

(5)	As defined in the Investment Company Act, the Fund is deemed to be both an “Affiliated Person” and “Control” this portfolio company because it owns more than 25% of the portfolio company’s outstanding voting securities or it has the power to exercise control over the management or policies of such portfolio company (including through a management agreement). Transactions as of and during the year ended December 31, 2025 in which the issuer was both an Affiliated Person and a portfolio company that the Fund is deemed to Control are as follows:

For the Year Ended December 31, 2025									As of December 31, 2025
(in thousands) Company	Purchases (cost)	Redemptions (cost)	Sales (cost)	Interest income	Dividend income	Other income	Net realized gains (losses)	Net unrealized gains (losses)	Fair Value
ADLP LLC	$391,000.0	$—	$—	$4,805.1	$—	$3,217.4	$—	$—	$391,000.0
	$391,000.0	$—	$—	$4,805.1	$—	$3,217.4	$—	$—	$391,000.0

(6)	This portfolio company is not a qualifying asset under Section 55(a) of the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “Investment Company Act”). Under the Investment Company Act, the Fund may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of the Fund’s total assets. Pursuant to Section 55(a) of the Investment Company Act, 25% of the Fund’s total assets are represented by investments at fair value and other assets that are considered “non-qualifying assets” as of December 31, 2025.
(7)	Variable rate loans to the Fund’s portfolio companies bear interest at a rate that may be determined by reference to the Secured Overnight Financing Rate (“SOFR”) or an alternate base rate (commonly based on the Federal Funds Rate or the Prime Rate), at the borrower’s option, which reset annually (A), semi-annually (S), quarterly (Q), bi-monthly (B), monthly (M) or daily (D). For each such loan, the Fund has provided the interest rate in effect on the date presented.
(8)	Loan includes interest rate floor feature.
(9)	As of December 31, 2025, no amounts were funded by the Fund under this first lien senior secured revolving loan; however, there were letters of credit issued and outstanding through a financial intermediary under the loan. See Note 7 for further information on letters of credit commitments related to certain portfolio companies.
(10)	As of December 31, 2025, in addition to the amounts funded by the Fund under this first lien senior secured revolving loan, there were also letters of credit issued and outstanding through a financial intermediary under the loan. See Note 7 for further information on letters of credit commitments related to certain portfolio companies.
(11)	As of December 31, 2025, the Fund had the following commitments to fund various revolving and delayed draw senior secured loans, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies. Such commitments are subject to the satisfaction of certain conditions set forth in the documents governing these loans and letters of credit and there can be no assurance that such conditions will be satisfied. See Note 7 for more information on revolving and delayed draw loan commitments related to certain portfolio companies.

				Less:	Less: unavailable
				commitments	commitments due	Total net unfunded
	Total revolving			substantially at	to borrowing base or	revolving and
(in thousands)	and delayed draw	Less: funded	Total unfunded	discretion of the	other covenant	delayed draw
Portfolio Company	loan commitments	commitments	commitments	Fund	restrictions	commitments
15484880 Canada Inc. and 15484910 Canada Inc.	$11,247.6	$(370.2)	$10,877.4	$—	$—	$10,877.4
3 Step Sports LLC	13,584.9	—	13,584.9	—	—	13,584.9
Accommodations Plus Technologies LLC	1,666.7	—	1,666.7	—	—	1,666.7
ACP Avenu Midco LLC	12,009.7	—	12,009.7	—	—	12,009.7
Actfy Buyer, Inc.	11,739.1	—	11,739.1	—	—	11,739.1
Activate Holdings (US) Corp. and CrossPoint Capital AS SPV, LP	1,056.3	—	1,056.3	—	—	1,056.3
Adonis Acquisition Holdings LLC and Adonis Acquisition Holdings Parent LLC	281.3	(0.8)	280.5	—	—	280.5
Adonis Bidco Inc.	38,724.4	—	38,724.4	—	—	38,724.4
Aduro Advisors, LLC	11,758.3	—	11,758.3	—	—	11,758.3
Aerin Medical Inc.	4,681.4	—	4,681.4	—	—	4,681.4
AeriTek Global US Acquisition Inc., AeriTek Global Holdings LLC, and Minus Forty QBD Corp.	9,179.7	(3,592.0)	5,587.7	—	—	5,587.7
AI Titan Parent, Inc.	14,908.7	—	14,908.7	—	—	14,908.7
Airx Climate Solutions, Inc.	14,342.0	—	14,342.0	—	—	14,342.0
Alcami Corporation	547.9	(116.4)	431.5	—	—	431.5
Alcresta Therapeutics, Inc.	11,166.6	(86.5)	11,080.1	—	—	11,080.1
Aldinger Company Inc	13,632.3	(236.3)	13,396.0	—	—	13,396.0
Aledade, Inc.	38,469.2	(11,940.4)	26,528.8	—	—	26,528.8
AP Adhesives Holdings, LLC	15,030.3	—	15,030.3	—	—	15,030.3
Apex Service Partners, LLC and Apex Service Partners Holdings, LLC	2,039.6	(614.8)	1,424.8	—	—	1,424.8
Aptean, Inc. and Aptean Acquiror Inc.	9,083.4	(1,354.6)	7,728.8	—	—	7,728.8
Archduke Buyer, Inc.	2,980.3	(1,123.6)	1,856.7	—	—	1,856.7
Arrow Borrower 2025, Inc.	15,876.8	—	15,876.8	—	—	15,876.8
Artemis BidCo 2 LLC	8,946.8	(0.8)	8,946.0	—	—	8,946.0
Artifact Bidco, Inc.	10,426.1	—	10,426.1	—	—	10,426.1
Artivion, Inc.	21,803.5	(1,983.0)	19,820.5	—	—	19,820.5
Avalign Holdings, Inc. and Avalign Technologies, Inc.	3,440.4	(1,720.2)	1,720.2	—	—	1,720.2
AX VI VET HOLDING I APS	33,859.3	—	33,859.3	—	—	33,859.3
Badia Spices, LLC	21,428.6	—	21,428.6	—	—	21,428.6
Bamboo US BidCo LLC	3,113.6	(0.7)	3,112.9	—	—	3,112.9
Banyan Software Holdings, LLC and Banyan Software Intermediate, Inc.	73,089.5	—	73,089.5	—	—	73,089.5
Bayou Intermediate II, LLC	7,942.1	—	7,942.1	—	—	7,942.1
BCPE Pequod Buyer, Inc.	8,673.6	—	8,673.6	—	—	8,673.6
Beacon Pointe Harmony, LLC	25,484.1	—	25,484.1	—	—	25,484.1
Bellwether Buyer, L.L.C. and Bellwether Topco V Buyer, Inc.	11,525.4	(49.1)	11,476.3	—	—	11,476.3
BGI Purchaser, Inc.	33,329.5	(11,109.8)	22,219.7	—	—	22,219.7
BGIF IV Fearless Utility Services, Inc.	10,424.5	(520.4)	9,904.1	—	—	9,904.1
Birdie Bidco, Inc.	84,892.8	(1,449.8)	83,443.0	—	—	83,443.0
Bluejack Fire Acquisition, Inc. and Bluejack Fire Holdings LLC	9,943.6	(359.1)	9,584.5	—	—	9,584.5
BNZ TopCo B.V.	22,836.5	—	22,836.5	—	—	22,836.5
Bobcat Purchaser, LLC and Bobcat Topco, L.P.	1,595.7	—	1,595.7	—	—	1,595.7
Bobtail AcquisitionCo, LLC	25,414.4	(1,008.1)	24,406.3	—	—	24,406.3
BrightStar Group Holdings, Inc.	3,766.9	—	3,766.9	—	—	3,766.9
Bulab Holdings, Inc. and Buckman PPC Co-Invest LP	22,933.6	—	22,933.6	—	—	22,933.6
Bumble Bidco Limited	2,734.4	—	2,734.4	—	—	2,734.4
Businessolver.com, Inc.	3,889.4	—	3,889.4	—	—	3,889.4
BVI Medical, Inc. and BVI Group Limited	14,792.9	—	14,792.9	—	—	14,792.9
Cambrex Corporation	65,969.5	(1,162.4)	64,807.1	—	—	64,807.1
Cannon Bridge Designated Activity Company	5,523.5	(3,510.5)	2,013.0	—	—	2,013.0

				Less:	Less: unavailable
				commitments	commitments due	Total net unfunded
	Total revolving			substantially at	to borrowing base or	revolving and
(in thousands)	and delayed draw	Less: funded	Total unfunded	discretion of the	other covenant	delayed draw
Portfolio Company	loan commitments	commitments	commitments	Fund	restrictions	commitments
Capnor Connery Bidco A/S	1,455.7	—	1,455.7	—	—	1,455.7
Cards-Live Oak Holdings, Inc.	19,441.9	(2,321.2)	17,120.7	—	—	17,120.7
Cascade Parent Inc., Cascade Intermediate II, Inc., and Haveli Cascade Co-Invest I, L.P.	2,389.6	—	2,389.6	—	—	2,389.6
CBTS Borrower, LLC and CBTS TopCo, L.P.	1,900.0	—	1,900.0	—	—	1,900.0
Celnor Group Limited	4,841.6	—	4,841.6	—	—	4,841.6
Centralsquare Technologies, LLC and Supermoose Newco, Inc.	4,310.3	—	4,310.3	—	—	4,310.3
Cezanne Bidco	6,175.9	—	6,175.9	—	—	6,175.9
Chicago US Midco III, LP	2,118.9	—	2,118.9	—	—	2,118.9
Chillaton Bidco Limited	1,185.9	—	1,185.9	—	—	1,185.9
Churchill OpCo Holdings LLC and Victory Topco, LP	22,023.7	(370.5)	21,653.2	—	—	21,653.2
City Line Distributors LLC and City Line Investments LLC	1.5	—	1.5	—	—	1.5
Clearstead Advisors, LLC	626.4	(271.4)	355.0	—	—	355.0
ClubCorp Holdings, Inc.	7,070.4	—	7,070.4	—	—	7,070.4
CMG HoldCo, LLC and CMG Buyer Holdings, Inc.	20,950.7	—	20,950.7	—	—	20,950.7
Collision SP Subco, LLC	3,511.3	(59.9)	3,451.4	—	—	3,451.4
Computer Services, Inc.	12,629.6	—	12,629.6	—	—	12,629.6
Convera International Holdings Limited and Convera International Financial S.A R.L.	1,110.5	—	1,110.5	—	—	1,110.5
CoreRx, Inc.	1.0	(0.6)	0.4	—	—	0.4
Cority Software Inc., Cority Software (USA) Inc., and Cority Parent, Inc.	7,060.6	—	7,060.6	—	—	7,060.6
Coupa Holdings, LLC and Coupa Software Incorporated	410.8	—	410.8	—	—	410.8
CPIG Holdco Inc.	1.0	(0.5)	0.5	—	—	0.5
Cradle Lux Bidco S.A.R.L. and Hamilton Thorne Inc.	4,461.7	—	4,461.7	—	—	4,461.7
Creek Parent, Inc. and Creek Feeder, L.P.	21,965.8	—	21,965.8	—	—	21,965.8
Cyber US Bidco LLC, Cyber Bidco Limited, and Cyber Midco Limited	3,082.8	—	3,082.8	—	—	3,082.8
Databricks, Inc.	19,846.0	—	19,846.0	—	—	19,846.0
Davidson Hotel Company LLC	3,365.3	—	3,365.3	—	—	3,365.3
Dedomena Bidco Limited	395.9	—	395.9	—	—	395.9
Denali Intermediate Holdings, Inc. and Denali Parent Holdings, L.P.	25,163.5	(666.9)	24,496.6	—	—	24,496.6
Diamond Mezzanine 24 LLC	3,750.0	(1,200.0)	2,550.0	—	—	2,550.0
Digicert, Inc., Dcert Buyer, Inc., DCert Preferred Holdings, Inc. and Destiny Digital Holdings, L.P.	4,645.3	—	4,645.3	—	—	4,645.3
Diligent Corporation	12,896.5	(1,265.7)	11,630.8	—	—	11,630.8
Display Holding Company, Inc., Saldon Holdings, Inc. and Fastsigns Holdings Inc.	505.8	—	505.8	—	—	505.8
Dorado Bidco, Inc.	6,628.8	(19.0)	6,609.8	—	—	6,609.8
DOXA Insurance Holdings LLC and Rocket Co-Invest, SLP	20,731.2	(615.7)	20,115.5	—	—	20,115.5
Doxim Inc.	5,733.8	(564.9)	5,168.9	—	—	5,168.9
DP Flores Holdings, LLC	22,210.7	—	22,210.7	—	—	22,210.7
DriveCentric Holdings, LLC	13,632.3	—	13,632.3	—	—	13,632.3
Drogon Bidco Inc. & Drogon Aggregator LP	14,069.2	—	14,069.2	—	—	14,069.2
Duraserv LLC	16,748.1	(559.9)	16,188.2	—	—	16,188.2
EC Partners Spanish BidCo, S.L.U.	978.4	—	978.4	—	—	978.4
Echo Purchaser, Inc.	3,977.3	—	3,977.3	—	—	3,977.3
Eclipse Topco, Inc., Eclipse Investor Parent, L.P. and Eclipse Buyer, Inc.	30,382.5	—	30,382.5	—	—	30,382.5
Edition Holdings, Inc. and Enverus, Inc.	35,017.3	—	35,017.3	—	—	35,017.3
Edmunds Govtech, Inc.	3,669.1	(301.4)	3,367.7	—	—	3,367.7
Einstein Parent, Inc.	1,719.9	—	1,719.9	—	—	1,719.9
Elliott Davis Advisory, LLC and Elliott Davis Advisory HoldCo, LLC	11,532.6	(2,441.2)	9,091.4	—	—	9,091.4
ELM DebtCo, LLC	1,590.1	—	1,590.1	—	—	1,590.1
EMB Purchaser, Inc.	35,636.4	—	35,636.4	—	—	35,636.4
Empower Payments Investor, LLC	2,863.7	—	2,863.7	—	—	2,863.7

				Less:	Less: unavailable
				commitments	commitments due	Total net unfunded
	Total revolving			substantially at	to borrowing base or	revolving and
(in thousands)	and delayed draw	Less: funded	Total unfunded	discretion of the	other covenant	delayed draw
Portfolio Company	loan commitments	commitments	commitments	Fund	restrictions	commitments
Endurance PT Technology Buyer Corporation and Endurance PT Technology Holdings LLC	5,865.3	(2,346.1)	3,519.2	—	—	3,519.2
Envisage Management Ltd	2,918.3	—	2,918.3	—	—	2,918.3
eResearchTechnology, Inc. and Astorg VII Co-Invest ERT	18,726.0	—	18,726.0	—	—	18,726.0
ESHA Intermediate, LLC	5,129.4	—	5,129.4	—	—	5,129.4
Eternal Aus Bidco Pty Ltd	507.4	—	507.4	—	—	507.4
Excel Fitness Consolidator LLC, Health Buyer LLC and Excel Fitness Holdings, Inc.	1,645.9	(202.6)	1,443.3	—	—	1,443.3
Excelitas Technologies Corp.	32,500.0	—	32,500.0	—	—	32,500.0
Expereo USA, Inc. and Ristretto Bidco B.V.	15,713.5	—	15,713.5	—	—	15,713.5
Fever Labs, Inc.	29,259.9	(11,594.7)	17,665.2	—	(4,419.8)	13,245.4
Firebird Acquisition Corp, Inc.	8,704.9	(125.3)	8,579.6	—	—	8,579.6
Fitness Ventures Holdings, Inc. and Meaningful Partners Fitness Ventures Co-Investment LP	11,565.9	(2,405.0)	9,160.9	—	—	9,160.9
FL Hawk Intermediate Holdings, Inc.	1,158.7	—	1,158.7	—	—	1,158.7
Flexera Software LLC	1,737.4	—	1,737.4	—	—	1,737.4
Flint OpCo, LLC	8,670.8	—	8,670.8	—	—	8,670.8
FlyWheel Acquireco, Inc.	1,607.1	(160.7)	1,446.4	—	—	1,446.4
Forward Keystone Holdings, LP	7,017.8	—	7,017.8	—	—	7,017.8
Fossil Group, Inc., Fossil Partners, L.P., and Fossil Canada Inc.	21,871.7	(2,360.8)	19,510.9	—	—	19,510.9
Frontline Road Safety Operations, LLC	16,235.8	(579.2)	15,656.6	—	—	15,656.6
G702 Buyer, Inc.	1,890.5	—	1,890.5	—	—	1,890.5
GAPCO AIV Interholdco (CP), L.P.	12,889.9	—	12,889.9	—	—	12,889.9
GC Waves Holdings, Inc.	10,591.1	—	10,591.1	—	—	10,591.1
Generator US Buyer, Inc. and Total Power Limited	5,462.8	—	5,462.8	—	—	5,462.8
Gestion ABS Bidco Inc. / ABS Bidco Holdings Inc.	8,216.0	—	8,216.0	—	—	8,216.0
GHP-VGS Purchaser LLC	8,554.0	—	8,554.0	—	—	8,554.0
Global Music Rights, LLC	13,645.8	—	13,645.8	—	—	13,645.8
GMF Parent, Inc. and GMF Group Holdings, LP	10,390.4	—	10,390.4	—	—	10,390.4
Goldeneye Parent, LLC	2,778.9	—	2,778.9	—	—	2,778.9
Grit Buyer, Inc. and Integrum Grit Co-Invest LP	25,127.7	(158.0)	24,969.7	—	—	24,969.7
GS SEER Group Borrower LLC and GS SEER Group Holdings LLC	1,688.4	(311.4)	1,377.0	—	—	1,377.0
GSV Purchaser, Inc.	23,952.7	—	23,952.7	—	—	23,952.7
GTCR Everest Borrower, LLC	1,659.6	—	1,659.6	—	—	1,659.6
GTCR F Buyer Corp. and GTCR (D) Investors LP	3,423.1	(187.5)	3,235.6	—	—	3,235.6
Guidepoint Security Holdings, LLC	4,729.1	—	4,729.1	—	—	4,729.1

				Less:	Less: unavailable
				commitments	commitments due	Total net unfunded
	Total revolving			substantially at	to borrowing base or	revolving and
(in thousands)	and delayed draw	Less: funded	Total unfunded	discretion of the	other covenant	delayed draw
Portfolio Company	loan commitments	commitments	commitments	Fund	restrictions	commitments
Hakken Midco B.V.	921.3	—	921.3	—	—	921.3
Harbourvest Global Private Equity Limited	65,000.0	(30,875.0)	34,125.0	—	—	34,125.0
HBH Buyer, LLC	17,301.8	(3,887.8)	13,414.0	—	—	13,414.0
Helios Service Partners, LLC and Astra Service Partners, LLC	8,961.1	—	8,961.1	—	—	8,961.1
HGC Holdings, LLC	21,062.1	—	21,062.1	—	—	21,062.1
Higginbotham Insurance Agency, Inc., HIG Operations Holdings, Inc., and HIG Intermediate, Inc.	2,089.8	—	2,089.8	—	—	2,089.8
High Street Buyer, Inc. and High Street Holdco LLC	39,661.6	—	39,661.6	—	—	39,661.6
Hills Distribution, Inc., Hills Intermediate FT Holdings, LLC and GMP Hills, LP	10,763.4	(3,026.9)	7,736.5	—	—	7,736.5
Himalaya TopCo LLC and BCPE Hyperlink Holdings, LP	67,383.0	(112.4)	67,270.6	—	—	67,270.6
Horizon Avionics Buyer, LLC and Horizon CTS Buyer, LLC	26,429.8	(3,645.1)	22,784.7	—	—	22,784.7
HP RSS Buyer, Inc.	12,024.4	—	12,024.4	—	—	12,024.4
HPCC Parent, Inc. and Patriot Container Corp.	5,145.7	—	5,145.7	—	—	5,145.7
HuFriedy Group Acquisition LLC	17,625.8	(213.1)	17,412.7	—	—	17,412.7
Hyland Software, Inc.	1,102.9	—	1,102.9	—	—	1,102.9
Icefall Parent, Inc.	735.5	—	735.5	—	—	735.5
ID.me, LLC and ID.me, Inc.	15,358.3	—	15,358.3	—	—	15,358.3
IFH Franchisee Holdings, LLC	27,513.7	(11,194.0)	16,319.7	—	—	16,319.7
Igea Bidco S.p.A. and Masco Group S.p.A. (11)	1,742.8	—	1,742.8	—	—	1,742.8
Infinity Home Services HoldCo, Inc., D&S Amalco and IHS Parent Holdings, L.P.	12,616.5	—	12,616.5	—	—	12,616.5
Inszone Mid, LLC and INSZ Holdings, LLC	78,458.5	—	78,458.5	—	—	78,458.5
Internet Truckstop Group LLC	1,990.0	—	1,990.0	—	—	1,990.0
Intero Integrity Services Group B.V.	919.7	—	919.7	—	—	919.7
JAMS Holdings LP and Jams Buyer LLC	6,884.9	—	6,884.9	—	—	6,884.9
Jeppesen Holdings, LLC	997.3	—	997.3	—	—	997.3
Jones Fish Hatcheries & Distributors, LLC and Pond Management Group Holdings, LLC	14,216.3	—	14,216.3	—	—	14,216.3
JSG II, Inc. and Checkers USA, Inc.	1,186.9	—	1,186.9	—	—	1,186.9
Kairos Bidco Limited	3,140.6	(314.1)	2,826.5	—	—	2,826.5
King Risk Partners, LLC	6,004.4	—	6,004.4	—	—	6,004.4
Kings Buyer, LLC	2,451.4	(898.8)	1,552.6	—	—	1,552.6
Knight AcquireCo, LLC and Knight Holdings, LP	26,636.9	—	26,636.9	—	—	26,636.9
Koala Investment Holdings, Inc.	7,218.8	—	7,218.8	—	—	7,218.8
Kohlberg Private Credit Investors Rated Feeder-L, L.L.C.	7,436.7	—	7,436.7	—	—	7,436.7
KPS Global LLC and Cool Group LLC	3,073.6	—	3,073.6	—	—	3,073.6
Lakehouse Buyer Inc.	49,270.0	—	49,270.0	—	—	49,270.0
LBC Woodlands Purchaser LLC and LBC Woodlands Holdings LP	13,139.0	(387.0)	12,752.0	—	—	12,752.0

				Less:	Less: unavailable
				commitments	commitments due	Total net unfunded
	Total revolving			substantially at	to borrowing base or	revolving and
(in thousands)	and delayed draw	Less: funded	Total unfunded	discretion of the	other covenant	delayed draw
Portfolio Company	loan commitments	commitments	commitments	Fund	restrictions	commitments
League One Volleyball Clubs, LLC and League One Volleyball, Inc.	1.7	—	1.7	—	—	1.7
Legends Hospitality Holding Company, LLC and Stadium Coinvest (B)-III, L.P.	3,484.7	(1,526.9)	1,957.8	—	—	1,957.8
Leviathan Intermediate Holdco, LLC and Leviathan Holdings, L.P.	182.2	—	182.2	—	—	182.2
LHS Borrower, LLC, LH Equity Investors, L.P., Leaf Home, LLC and GC Fund IV Blocker LLC	6,713.6	(805.6)	5,908.0	—	—	5,908.0
Lightbeam Bidco, Inc.	11,182.0	(0.7)	11,181.3	—	—	11,181.3
LivTech Purchaser, Inc.	2,005.8	—	2,005.8	—	—	2,005.8
Mai Capital Management Intermediate LLC	3,543.8	(363.2)	3,180.6	—	—	3,180.6
Mari Events Midco LLC and AE EventsCo Holdings LLC	877.7	—	877.7	—	—	877.7
Medlar Bidco Limited	10,381.1	—	10,381.1	—	—	10,381.1
Merit Financial Group, LLC and CWC Fund I Co-Invest (MFA) LP	8,000.0	(1,750.0)	6,250.0	—	—	6,250.0
Merit Software Finance Holdings, LLC	8,071.2	—	8,071.2	—	—	8,071.2
Metatiedot Bidco OY and Metatiedot US, LLC	3,151.7	(1,493.4)	1,658.3	—	—	1,658.3
Meyer Laboratory, LLC and Meyer Parent, LLC	3,279.8	(388.7)	2,891.1	—	—	2,891.1
ML Holdco, Inc.	24,745.4	—	24,745.4	—	—	24,745.4
Moderna, Inc.	127,857.0	—	127,857.0	—	—	127,857.0
Modernizing Medicine, Inc. and ModMed Software Midco Holdings, Inc.	4,809.3	(19.2)	4,790.1	—	—	4,790.1
Monica Holdco (US), Inc.	8,223.4	—	8,223.4	—	—	8,223.4
Mountaineer Merger Corporation	11,254.0	(4,486.8)	6,767.2	—	—	6,767.2
Mr. Greens Intermediate, LLC, Florida Veg Investments LLC, MRG Texas, LLC and Restaurant Produce and Services Blocker, LLC	5,157.3	(1,384.9)	3,772.4	—	—	3,772.4
MSIS Holdings, Inc. and MS Precision Parent, LP	15,155.6	—	15,155.6	—	—	15,155.6
Mustang Prospects Purchaser, LLC, Senske Acquisition, Inc., and Mustang Prospects Holdco, LLC	4,224.1	(977.6)	3,246.5	—	—	3,246.5
NCP-MSI Buyer, Inc. and NCP MSI Co-Invest, LP	11,529.4	(3,930.3)	7,599.1	—	—	7,599.1
Netsmart, Inc. and Netsmart Technologies, Inc.	22,120.1	—	22,120.1	—	—	22,120.1
Next Holdco, LLC	214.0	—	214.0	—	—	214.0
North Haven Fairway Buyer, LLC and Fairway Lawns, LLC	2,638.5	(330.6)	2,307.9	—	—	2,307.9
North Star Acquisitionco, LLC and Toucan Bidco Limited	2,550.0	—	2,550.0	—	—	2,550.0
Northwinds Holding, Inc. and Northwinds Services Group LLC	16,892.7	—	16,892.7	—	—	16,892.7
Oak Funding LLC	8,666.7	—	8,666.7	—	—	8,666.7
OakBridge Insurance Agency LLC and Maple Acquisition Holdings, LP	8,645.5	(459.8)	8,185.7	—	—	8,185.7
Odevo AB	22,499.4	—	22,499.4	—	—	22,499.4
Omnigo Software, LLC, Omnigo Software - I, Inc., and Omnigo Software - Q, Inc.	765.1	—	765.1	—	—	765.1
Orange Barrel Media, LLC/IKE Smart City, LLC	1,522.8	—	1,522.8	—	—	1,522.8
Pallas NZ Funding Trust No. 1	2,155.1	(2,155.1)	—	—	—	—

				Less:	Less: unavailable
				commitments	commitments due	Total net unfunded
	Total revolving			substantially at	to borrowing base or	revolving and
(in thousands)	and delayed draw	Less: funded	Total unfunded	discretion of the	other covenant	delayed draw
Portfolio Company	loan commitments	commitments	commitments	Fund	restrictions	commitments
Paris US Holdco, Inc. & 1001028292 Ontario Inc.	22,095.5	(633.2)	21,462.3	—	—	21,462.3
Pathstone Family Office LLC and Kelso XI Tailwind Co-Investment, L.P.	4,783.5	(509.2)	4,274.3	—	—	4,274.3
Pave America Holding, LLC	10,344.0	(1,713.3)	8,630.7	—	—	8,630.7
PCIA SPV-3, LLC and ASE Royal Aggregator, LLC	1,606.7	—	1,606.7	—	—	1,606.7
PCMI Parent, LLC and PCMI Ultimate Holdings, LP	6,474.2	—	6,474.2	—	—	6,474.2
PCS MidCo, Inc. and PCS Parent, L.P.	2,964.7	—	2,964.7	—	—	2,964.7
PDDS HoldCo, Inc.	2,158.3	—	2,158.3	—	—	2,158.3
Perigon Wealth Management, LLC and Perigon Wealth Advisors Holdings Company, LLC	9,465.7	—	9,465.7	—	—	9,465.7
PestCo Holdings, LLC and PestCo, LLC	5,312.1	—	5,312.1	—	—	5,312.1
pH Beauty Holdings III, Inc.	1,663.3	—	1,663.3	—	—	1,663.3
Pike Corporation	63,472.9	—	63,472.9	—	—	63,472.9
Pinnacle Buyer, LLC	8,043.9	—	8,043.9	—	—	8,043.9
Pinnacle MEP Intermediate Holdco LLC and BPCP Pinnacle Holdings, Inc.	7,765.2	(952.2)	6,813.0	—	—	6,813.0
Poseidon IntermediateCo, Inc.	9,212.0	—	9,212.0	—	—	9,212.0
Precision Concepts Parent Inc., Precision Concepts International LLC, and Precision Concepts Canada Corporation	5,686.2	(557.6)	5,128.6	—	—	5,128.6
Premiere Buyer, LLC	8,541.0	—	8,541.0	—	—	8,541.0
Premise Health Holding Corp. and OMERS Bluejay Investment Holdings LP	8,691.0	—	8,691.0	—	—	8,691.0
Priority Waste Holdings LLC, Priority Waste Holdings Indiana LLC and Priority Waste Super Holdings, LLC	572.7	(2.0)	570.7	—	—	570.7
Project Alliance Buyer, LLC	1,879.2	—	1,879.2	—	—	1,879.2
Project Cardinal Acquisition, LLC	7,981.3	—	7,981.3	—	—	7,981.3
Proofpoint, Inc.	165.2	—	165.2	—	—	165.2
Property Finder Mercury Ltd	17,506.8	—	17,506.8	—	—	17,506.8
PSC Parent, Inc.	12,693.0	(4,297.6)	8,395.4	—	—	8,395.4
PumpTech, LLC and Impel CV-B, LP	9,600.0	(769.6)	8,830.4	—	—	8,830.4
PYE-Barker Fire & Safety, LLC	4,452.5	—	4,452.5	—	—	4,452.5
QBS Parent, Inc.	1,490.5	(142.2)	1,348.3	—	—	1,348.3
QF Holdings, Inc.	31,304.7	—	31,304.7	—	—	31,304.7
Quick Quack Car Wash Holdings, LLC and KKR Game Changer Co-Invest Feeder II L.P.	14,605.9	—	14,605.9	—	—	14,605.9
Quirch Foods Holdings, LLC	10,545.7	—	10,545.7	—	—	10,545.7
Radiate Holdco LLC	12,344.6	—	12,344.6	—	—	12,344.6
Raven Acquisition Holdings, LLC	7,349.6	—	7,349.6	—	—	7,349.6
Reagent Chemical & Research, LLC	8,783.8	(369.8)	8,414.0	—	—	8,414.0

				Less:	Less: unavailable
				commitments	commitments due	Total net unfunded
	Total revolving			substantially at	to borrowing base or	revolving and
(in thousands)	and delayed draw	Less: funded	Total unfunded	discretion of the	other covenant	delayed draw
Portfolio Company	loan commitments	commitments	commitments	Fund	restrictions	commitments
Reddy Ice LLC	171,657.8	—	171,657.8	—	—	171,657.8
Redwood Services LP	15,261.5	—	15,261.5	—	—	15,261.5
Retained Vantage Data Centers Intermediate Holdco, LP and Retained Vantage Data Centers Assets, LP	161,143.0	—	161,143.0	—	—	161,143.0
Revival Animal Health, LLC	3,554.4	(1,902.6)	1,651.8	—	—	1,651.8
Royal Borrower, LLC and Royal Parent, LP	14,506.8	—	14,506.8	—	—	14,506.8
Runway Bidco, LLC	699.8	—	699.8	—	—	699.8
RWA Wealth Partners, LLC	6,520.0	(16.6)	6,503.4	—	—	6,503.4
Saber Parent Holdings Corp. and MSHC, Inc.	6,350.3	—	6,350.3	—	—	6,350.3
Sabseg Group, S.L.	23,843.4	—	23,843.4	—	—	23,843.4
SageSure Holdings, LLC and SageSure LLC	52,645.1	—	52,645.1	—	—	52,645.1
Sapphire Software Buyer, Inc.	6,818.3	—	6,818.3	—	—	6,818.3
Saturn Purchaser Corp.	2,240.4	—	2,240.4	—	—	2,240.4
Severin Acquisition, LLC	33,400.0	—	33,400.0	—	—	33,400.0
SGM Acquisition Sub, LLC and Schill Holdings, LP	16,679.5	—	16,679.5	—	—	16,679.5
Shout! Factory, LLC	2,207.8	(276.0)	1,931.8	—	—	1,931.8
SIG Parent Holdings, LLC	10,176.2	—	10,176.2	—	—	10,176.2
Signant Finance One Limited and Bracket Intermediate Holding Corp.	8,971.4	—	8,971.4	—	—	8,971.4
Signia Aerospace, LLC	351.4	—	351.4	—	—	351.4
Silk Holdings III LLC and Silk Holdings I Corp.	10,266.3	(2,053.3)	8,213.0	—	—	8,213.0
Silver Midco 1 GmbH and Silver Bidco GmbH	7,173.1	—	7,173.1	—	—	7,173.1
Slaine Holdings LLC	30,434.6	—	30,434.6	—	—	30,434.6
Solar Bidco Limited	1,071.4	—	1,071.4	—	—	1,071.4
Spaceship Purchaser, Inc.	13,913.9	(317.6)	13,596.3	—	—	13,596.3
Spark Purchaser, Inc.	2,702.7	—	2,702.7	—	—	2,702.7
Spindrift Beverage Co., Inc. and SBC Aggregator LP	3,172.3	—	3,172.3	—	—	3,172.3
Sport Maska Inc.	7,471.8	(1,607.7)	5,864.1	—	—	5,864.1
Spruce Bidco II Inc.	24,692.5	—	24,692.5	—	—	24,692.5
St Athena Global LLC and St Athena Global Holdings Limited	5,783.6	(627.8)	5,155.8	—	—	5,155.8
Sterilex LLC	1,328.4	(0.5)	1,327.9	—	—	1,327.9
Steward Partners Global Advisory, LLC, Steward Partners Investment Advisory, LLC, Steward Partners Intermediate II, LLC and Steward Partners New Holdings, LLC	17,308.4	—	17,308.4	—	—	17,308.4
Student Transportation of America, Inc.	1,076.5	—	1,076.5	—	—	1,076.5
Sugar PPC Buyer LLC	3,720.1	—	3,720.1	—	—	3,720.1

See accompanying notes to consolidated financial statements.

				Less:	Less: unavailable
				commitments	commitments due	Total net unfunded
	Total revolving			substantially at	to borrowing base or	revolving and
(in thousands)	and delayed draw	Less: funded	Total unfunded	discretion of the	other covenant	delayed draw
Portfolio Company	loan commitments	commitments	commitments	Fund	restrictions	commitments
Sunbit Receivables Trust IV	2,730.0	(1,364.6)	1,365.4	—	—	1,365.4
Sunvair Aerospace Group, Inc. and GB Helios Holdings, L.P.	35,275.0	—	35,275.0	—	—	35,275.0
Superman Holdings, LLC	5,705.4	—	5,705.4	—	—	5,705.4
Supplying Demand, Inc.	18,643.7	—	18,643.7	—	—	18,643.7
Surescripts, LLC	5,919.5	—	5,919.5	—	—	5,919.5
SV Newco 2, Inc. and Site 2020 Incorporated	10,396.2	—	10,396.2	—	—	10,396.2
Talon Buyer Inc. and Talon Holdings SCSP	17,776.8	—	17,776.8	—	—	17,776.8
TCI Buyer LLC and TCI Holdings, LP	17,033.0	—	17,033.0	—	—	17,033.0
Telle Tire & Auto Service, LLC and Next Horizon Capital TireCo SPV, LP	6,544.0	(348.7)	6,195.3	—	—	6,195.3
The Hiller Companies, LLC	5,811.3	(137.6)	5,673.7	—	—	5,673.7
The Ultimus Group Midco, LLC, The Ultimus Group, LLC, and The Ultimus Group Aggregator, LP	12,964.3	—	12,964.3	—	—	12,964.3
Three Rivers Buyer, Inc.	1,930.6	—	1,930.6	—	—	1,930.6
Titan BW Borrower L.P.	16,299.3	—	16,299.3	—	—	16,299.3
Trading Technologies International, Inc.	1,976.4	—	1,976.4	—	—	1,976.4
Transit Technologies LLC	6,459.8	(9.2)	6,450.6	—	—	6,450.6
Truck-Lite Co., LLC, ECCO Holdings Corp., and Clarity Technologies Holdings, LP	63,991.5	(99.5)	63,892.0	—	—	63,892.0
Truist Insurance Holdings, LLC and McGriff Insurance Services, LLC	4,792.2	—	4,792.2	—	—	4,792.2
TSWT Acquisition, Inc. and TSWT Holdings, LLC	6,370.1	(113.3)	6,256.8	—	—	6,256.8
U.S. Urology Partners, LLC, General Atlantic (USU) Blocker Collection Holdco, L.P., and General Atlantic (USU-2) Coinvest, L.P.	1,311.3	—	1,311.3	—	—	1,311.3
UFS, LLC and BV-UFS Aggregator, LLC	2,606.1	(651.5)	1,954.6	—	—	1,954.6
United Digestive MSO Parent, LLC and Koln Co-Invest Unblocked, LP	1,963.1	—	1,963.1	—	—	1,963.1
Unity Purchaser, LLC and Unity Ultimate Holdings, LP	9,674.6	—	9,674.6	—	—	9,674.6
UP Intermediate II LLC and UPBW Blocker LLC	3,993.9	(159.8)	3,834.1	—	—	3,834.1
USALCO, LLC	859.6	—	859.6	—	—	859.6

See accompanying notes to consolidated financial statements.

				Less:	Less: unavailable
				commitments	commitments due	Total net unfunded
	Total revolving			substantially at	to borrowing base	revolving and
(in thousands)	and delayed draw	Less: funded	Total unfunded	discretion of the	or other covenant	delayed draw
Portfolio Company	loan commitments	commitments	commitments	Fund	restrictions	commitments
Vamos Bidco, Inc.	8,234.9	—	8,234.9	—	—	8,234.9
Vantage Data Centers Europe S.a r.l.	1,622.4	—	1,622.4	—	—	1,622.4
Vertex Service Partners, LLC and Vertex Service Partners Holdings, LLC	13,092.5	(821.6)	12,270.9	—	(10,138.8)	2,132.1
VetPartners Group Limited	9,868.8	—	9,868.8	—	—	9,868.8
Victors Purchaser, LLC and WP Victors Co-Investment, L.P.	22,541.6	(966.2)	21,575.4	—	—	21,575.4
Viper Bidco, Inc.	8,632.9	—	8,632.9	—	—	8,632.9
Vista Higher Learning, LLC	1.0	—	1.0	—	—	1.0
W.S. Connelly & Co., LLC and WSC Ultimate Holdings, LLC	18,109.3	(8,036.3)	10,073.0	—	—	10,073.0
Watt Holdco Limited	400.8	—	400.8	—	—	400.8
Wellington Bidco Inc. and Wellington TopCo LP	22,350.7	(1,189.7)	21,161.0	—	—	21,161.0
Wellington-Altus Financial Inc.	1,169.2	(250.5)	918.7	—	—	918.7
Wharf Street Ratings Acquisition LLC	6,069.2	—	6,069.2	—	—	6,069.2
Wilbur-Ellis Holdings II LLC	19,274.3	(5,316.8)	13,957.5	—	—	13,957.5
WorkWave Intermediate II, LLC	24,719.2	(1,545.0)	23,174.2	—	—	23,174.2
World Insurance Associates, LLC and World Associates Holdings, LLC	3,206.5	—	3,206.5	—	—	3,206.5
Worldwide Produce Acquisition, LLC and REP WWP Coinvest IV, L.P.	847.5	(174.1)	673.4	—	—	673.4
WPCG Aspire Holdings, LLC	33,337.4	—	33,337.4	—	—	33,337.4
WRE Sports Investments LLC	6,935.5	—	6,935.5	—	(6,935.5)	—
WU Holdco, Inc.	3,388.2	(91.0)	3,297.2	—	—	3,297.2
Zeppelin US Buyer Inc. and Providence Equity Partners IX-C L.P.	4,958.7	—	4,958.7	—	—	4,958.7
Zinc Buyer Corporation and Marmic Fire & Safety Co., Inc.	12,192.5	—	12,192.5	—	—	12,192.5
ZocDoc, Inc.	12,914.8	—	12,914.8	—	—	12,914.8
	$3,984,599.0	$(186,050.8)	$3,798,548.2	$—	$(21,494.1)	$3,777,054.1

See accompanying notes to consolidated financial statements.

(12)As of December 31, 2025, the Fund was party to agreements to fund equity investment commitments as follows:

(in thousands) Portfolio Company	Total equity commitments	Less: funded equity commitments	Total unfunded equity commitments	Less: equity commitments substantially at discretion of the Fund	Total net unfunded equity commitments
A8 - A (Feeder) L.P.	$1,117.7	$(718.3)	$399.4	$—	$399.4
Advent International GPE VII-E Limited Partnership	1,777.4	(1,137.4)	640.0	—	640.0
Alp CFO 2025, L.P. and Alp CFO 2025 (Offshore Feeder) A, L.P.	125.6	—	125.6	—	125.6
Apax Europe VI - A, L.P.	1,008.4	(680.3)	328.1	—	328.1
Apax Europe VII - B, L.P.	375.8	(68.2)	307.6	—	307.6
Apax VIII - B, L.P.	471.2	(260.2)	211.0	—	211.0
Aquiline Financial Services Fund LP.	546.2	(546.2)	—	—	—
Bain Capital Europe Fund IV, L.P.	785.9	(541.1)	244.8	—	244.8
Bain Capital Europe V, SCSp	876.2	(812.4)	63.8	—	63.8
Bain Capital Fund XI, L.P.	3,408.5	(2,331.1)	1,077.4	—	1,077.4
Bain Capital Fund XII, L.P.	926.0	(719.5)	206.5	—	206.5
Banyan Software Holdings, LLC and Banyan Software Intermediate, Inc.	90,473.2	—	90,473.2	—	90,473.2
BC European Capital IX - 2 LP	2,330.3	(2,144.6)	185.7	—	185.7
BC European Capital X - 2 LP	1,918.8	(1,409.3)	509.5	—	509.5
BC Partners Galileo (2) L.P.	960.7	(924.0)	36.7	—	36.7
Blackstone Capital Partners VI L.P.	3,689.4	(1,987.7)	1,701.7	—	1,701.7
Bridgepoint Europe VI ‘E’ LP	861.0	(793.1)	67.9	—	67.9
Catterton Partners VII, L.P.	2,098.2	(1,561.9)	536.3	—	536.3
Clayton, Dubilier & Rice Fund IX, L.P.	1,167.4	(918.6)	248.8	—	248.8
Constellation Wealth Capital Fund, L.P.	3,995.7	(3,005.8)	989.9	—	989.9
CVC Capital Partners VI (B) L.P.	3,694.4	(3,250.1)	444.3	—	444.3
CVC Capital Partners VII (A) L.P.	638.3	(492.9)	145.4	—	145.4
DOXA Insurance Holdings LLC and Rocket Co-Invest, SLP	213.5	—	213.5	—	213.5
FIC Matterhorn CF, LP and FIC Matterhorn CF Feeder, LP	28,819.0	(19,713.4)	9,105.6	—	9,105.6
Grit Buyer, Inc. and Integrum Grit Co-Invest LP	2,466.3	—	2,466.3	—	2,466.3
GSM Rights Fund II LP	9,244.7	—	9,244.7	—	9,244.7
GTCR F Buyer Corp. and GTCR (D) Investors LP	21.3	—	21.3	—	21.3
Hellman & Friedman Capital Partners VIII, L.P.	2,088.5	(1,874.1)	214.4	—	214.4
HgCapital 8 A L.P.	1,043.0	(987.4)	55.6	—	55.6
Insight Venture Partners (Cayman) VII, LP	2,291.3	(2,281.9)	9.4	—	9.4
Insight Venture Partners (Delaware) VIII, LP	2,375.9	(2,238.7)	137.2	—	137.2
Insight Venture Partners Coinvestment Fund II, LP	2,290.6	(2,290.6)	—	—	—
Kelso Investment Associates IX, L.P.	1,979.9	(1,288.6)	691.3	—	691.3
KKR North America Fund XI, L.P.	3,059.0	(3,059.0)	—	—	—
Linden Structured Capital Fund II-A LP	3,035.9	(2,229.2)	806.7	—	806.7
Montagu V (US) L.P.	1,973.6	(1,737.7)	235.9	—	235.9
Montagu VII (B) SCSp	700.0	—	700.0	—	700.0
NCP-MSI Buyer, Inc. and NCP MSI Co-Invest, LP	1,172.0	(781.3)	390.7	—	390.7
New Mountain Partners III, L.P.	759.9	(393.3)	366.6	—	366.6
New Mountain Partners IV, L.P.	1,865.8	(872.0)	993.8	—	993.8
One Equity Partners VI, L.P.	5,251.7	(3,692.2)	1,559.5	—	1,559.5
One Equity Partners VII, L.P.	2,827.0	(2,494.2)	332.8	—	332.8
Onex Partners III LP	2,129.0	(1,297.3)	831.7	—	831.7
Onex Partners IV LP	2,890.1	(2,695.0)	195.1	—	195.1
Pathstone Family Office LLC and Kelso XI Tailwind Co-Investment, L.P.	4.0	—	4.0	—	4.0
Permira IV L.P. 2	1,505.2	(1,505.2)	—	—	—
Permira V G.P. L.P.	310.9	(283.3)	27.6	—	27.6
Permira VI L.P.1	753.1	(503.9)	249.2	—	249.2

See accompanying notes to consolidated financial statements.

(in thousands) Portfolio Company	Total equity commitments	Less: funded equity commitments	Total unfunded equity commitments	Less: equity commitments substantially at discretion of the Fund	Total net unfunded equity commitments
Providence Equity Partners (Midsummer) L.P.	1,018.3	(836.3)	182.0	—	182.0
Providence Equity Partners VII, L.P.	1,043.9	(582.7)	461.2	—	461.2
Providence Equity Partners VII-A L.P.	2,358.7	(1,675.5)	683.2	—	683.2
Providence Equity Partners VIII, L.P.	4,569.9	(3,641.4)	928.5	—	928.5
PumpTech, LLC and Impel CV-B, LP	321.4	—	321.4	—	321.4
Purple Garden Invest (D) AB	1,445.8	(1,203.8)	242.0	—	242.0
Quintain Investments Holdings Limited	3,935.9	—	3,935.9	—	3,935.9
Red Garden Invest (D) AB	1,776.2	(1,599.9)	176.3	—	176.3
Silver Lake Partners IV, L.P.	1,965.7	(1,918.6)	47.1	—	47.1
Spindrift Beverage Co., Inc. and SBC Aggregator LP	1,035.6	—	1,035.6	—	1,035.6
Thoma Bravo Fund XI-A, L.P.	1,230.5	(1,010.6)	219.9	—	219.9
Thoma Bravo Special Opportunities Fund II-A, L.P.	1,623.7	(1,452.1)	171.6	—	171.6
TI VI Holdings 1, L.P.	4,433.5	—	4,433.5	—	4,433.5
Tikehau Green Diamond II CFO Equity LP	1,834.3	—	1,834.3	—	1,834.3
Tikehau Ruby CLO Equity LP	579.2	—	579.2	—	579.2
Tikehau Topaz LP	225.1	—	225.1	—	225.1
TPG Partners VI, L.P.	1,050.5	(325.3)	725.2	—	725.2
TPG Partners VIII, L.P.	1,784.2	(1,640.3)	143.9	—	143.9
Trident VI Parallel Fund, L.P.	1,925.2	(1,672.6)	252.6	—	252.6
Vector Capital IV, L.P.	291.5	(256.4)	35.1	—	35.1
Vector Capital VI, L.P.	98.3	(47.9)	50.4	—	50.4
Vestar Capital Partners VII, L.P.	2,990.2	(1,960.3)	1,029.9	—	1,029.9
Vista Equity Partners Fund V-A, L.P.	1,135.5	(883.2)	252.3	—	252.3
WCAS XIII, L.P.	2,128.7	(1,740.2)	388.5	—	388.5
WCP Bridge Fund, L.P.	778.7	(347.9)	430.8	—	430.8
Wellington-Altus Financial Inc.	1,308.4	—	1,308.4	—	1,308.4
Wellspring Capital Partners VI (Onshore), L.P.	1,874.6	(1,514.2)	360.4	—	360.4
Wind Point Partners VIII-A, L.P.	982.1	(568.2)	413.9	—	413.9
Worldwide Produce Acquisition, LLC and REP WWP Coinvest IV, L.P.	5.6	—	5.6	—	5.6
Zeppelin US Buyer Inc. and Providence Equity Partners IX-C L.P.	312.6	—	312.6	—	312.6
	$250,381.3	$(101,398.4)	$148,982.9	$—	$148,982.9

(13)	These investments were valued using unobservable inputs and are considered Level 3 investments. See Note 8 for more information regarding the fair value of the Fund’s investments.

(14)	As of December 31, 2025, the Fund had committed $2.0 billion of subordinated certificates to the ADLP, of which $391.0 million was funded. See Note 4 for more information on the ADLP.

(15)

In addition to the interest earned based on the stated contractual interest rate of this security, the certificates entitle the holders thereof to receive a portion of the excess cash flow from ADLP’s loan portfolio, after expenses, which may result in a return to the Fund greater than the contractual stated interest rate.

(16)

In connection with the Fund’s investment in this portfolio company’s senior subordinated loan, the Fund entered into a secured borrowing arrangement. As a result, the Fund recorded a $269.4 million liability, included in “secured borrowing” in the accompanying consolidated statement of assets and liabilities. As of December 31, 2025, the interest rate in effect for the secured borrowing was 4.17%, or Euribor + 2.10%.

(17)

As of December 31, 2025, the estimated net unrealized gain for federal tax purposes was approximately $206.8 million based on a tax cost basis of approximately $21.3 billion. As of December 31, 2025, the estimated aggregate gross unrealized gain for federal income tax purposes was $354.9 million and the estimated aggregate gross unrealized loss for federal income tax purposes was $148.1 million.

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Software and Services
Access CIG, LLC	First lien senior secured loan	9.59%		SOFR (Q)	5.00%		08/2028		$33,812.6	$33,697.7	$34,108.5	(2)(7)
Actfy Buyer, Inc. (10)	First lien senior secured loan	9.36%		SOFR (M)	5.00%		05/2031		29,925.0	29,383.8	29,925.0	(2)(7)(12)
Activate Holdings (US) Corp. and CrossPoint Capital AS SPV, LP (10)	First lien senior secured loan	9.58%		SOFR (Q)	5.25%		07/2030		20,762.4	20,394.1	20,762.4	(2)(5)(7)(12)
	Limited partnership interests					10/2023		100,000		110.5	143.7	(2)(5)(12)
										20,504.6	20,906.1
AI Titan Parent, Inc. (10)	First lien senior secured loan	9.11%		SOFR (M)	4.75%		08/2031		53,245.3	52,738.9	52,712.8	(2)(7)(12)
Applied Systems, Inc.	First lien senior secured loan	7.33%		SOFR (Q)	3.00%		02/2031		22,937.4	22,965.6	23,143.4	(2)
Aptean, Inc. and Aptean Acquiror Inc. (10)	First lien senior secured loan	9.58%		SOFR (Q)	5.00%		01/2031		39,005.4	38,678.2	39,005.4	(2)(7)(12)
Artifact Bidco, Inc. (10)	First lien senior secured loan	8.83%		SOFR (Q)	4.50%		07/2031		24,848.9	24,615.8	24,848.9	(2)(7)(12)
Asurion, LLC	First lien senior secured loan	7.72%		SOFR (M)	3.25%		12/2026		26,212.8	26,202.3	26,186.0	(2)
	First lien senior secured loan	7.72%		SOFR (M)	3.25%		07/2027		13,870.0	13,830.0	13,824.5	(2)
										40,032.3	40,010.5
BCPE Pequod Buyer, Inc. (10)	First lien senior secured loan	7.81%		SOFR (Q)	3.50%		11/2031		30,048.0	29,897.8	30,268.0
BCTO Ignition Purchaser, Inc.	First lien senior secured loan	13.63	% PIK	SOFR (Q)	9.00%		10/2030		18,115.4	17,767.8	18,115.4	(2)(5)(7)(12)
BEP Intermediate Holdco, LLC	First lien senior secured loan	7.61%		SOFR (M)	3.25%		04/2031		19,259.4	19,287.9	19,367.9	(2)
Bizzdesign Holding BV	First lien senior secured loan	9.20%		Euribor (Q)	6.50%		10/2031		2,847.5	2,814.3	2,847.5	(2)(5)(7)(12)
Bobcat Purchaser, LLC and Bobcat Topco, L.P. (10)	First lien senior secured loan	9.07%		SOFR (Q)	4.75%		06/2030		13,236.7	12,979.0	13,236.7	(2)(7)(12)
	Class A-1 units					06/2023		113,541		113.5	115.2	(12)
										13,092.5	13,351.9
Boost Newco Borrower, LLC	First lien senior secured loan	6.83%		SOFR (Q)	2.50%		01/2031		22,344.0	22,374.6	22,432.5	(2)
Cast & Crew LLC	First lien senior secured loan	8.11%		SOFR (M)	3.75%		12/2028		9,974.3	9,721.8	9,651.7	(2)(7)
CBTS Borrower, LLC and CBTS TopCo, L.P. (10)	First lien senior secured loan	12.50%		SOFR (Q)	8.00%		12/2030		7,700.0	7,320.3	7,315.0	(7)(12)
	Series A-2 preferred shares						12/2024	1,200,000		1,200.0	1,200.0	(12)
										8,520.3	8,515.0
CCC Intelligent Solutions Inc.	First lien senior secured loan	6.72%		SOFR (M)	2.25%		09/2028		10,929.3	10,940.0	10,960.6	(2)(5)(7)
Centralsquare Technologies, LLC and Supermoose Newco, Inc. (10)	First lien senior secured revolving loan						04/2030		—	—	—	(2)(7)(8)(12)
	First lien senior secured loan	10.63% (3.50	% PIK)	SOFR (M)	6.25%		04/2030		38,765.9	37,933.8	38,765.9	(2)(7)(12)
	Series A preferred stock	15.00	% PIK			04/2024		22,759		24,610.9	25,293.7	(2)(12)
										62,544.7	64,059.6
Cloud Software Group, Inc. and Picard Parent, Inc.	First lien senior secured loan	7.83%		SOFR (Q)	3.50%		03/2029		55,291.9	54,057.9	55,411.4	(2)(7)
	First lien senior secured loan	8.08%		SOFR (Q)	3.75%		03/2031		54,517.2	54,415.5	54,633.9	(2)(7)
	First lien senior secured notes	8.25%					06/2032		100.0	100.0	103.1	(2)
	Second lien senior secured notes	9.00%					09/2029		13,100.0	13,100.0	13,300.3	(2)
										121,673.4	123,448.7
Conservice Midco, LLC	First lien senior secured loan	7.86%		SOFR (M)	3.50%		05/2027		36,118.3	36,128.4	36,344.0	(2)
	Second lien senior secured loan	9.61%		SOFR (M)	5.25%		05/2028		17,234.2	17,234.2	17,234.2	(2)(12)
										53,362.6	53,578.2
Coupa Holdings, LLC and Coupa Software Incorporated (10)	First lien senior secured loan	10.09%		SOFR (Q)	5.50%		02/2030		4,567.2	4,483.0	4,567.2	(2)(7)(12)
Databricks, Inc. (10)	First lien senior secured loan	8.81%		SOFR (S)	4.50%		12/2030		3,278.7	3,262.3	3,262.3	(12)
Diligent Corporation (10)	First lien senior secured revolving loan						08/2030		—	—	—	(2)(7)(8)(12)
	First lien senior secured loan	10.09%		SOFR (S)	5.00%		08/2030		20,988.5	20,848.0	20,988.5	(2)(7)(12)
										20,848.0	20,988.5
DriveCentric Holdings, LLC (10)	First lien senior secured loan	9.27%		SOFR (Q)	4.75%		08/2031		16,646.0	16,488.6	16,479.6	(2)(7)(12)
Echo Purchaser, Inc. (10)	First lien senior secured revolving loan	12.00%		Base Rate (Q)	4.50%		11/2029		2,704.5	2,639.9	2,704.5	(2)(7)(12)
	First lien senior secured loan	9.86%		SOFR (M)	5.50%		11/2029		25,987.5	25,563.5	25,987.5	(2)(7)(12)
										28,203.4	28,692.0
ECi Macola/MAX Holding, LLC	First lien senior secured loan	7.58%		SOFR (Q)	3.25%		05/2030		13,310.6	13,357.9	13,424.3	(2)(7)
Eclipse Topco, Inc., Eclipse Investor Parent, L.P. and Eclipse Buyer, Inc. (10)	First lien senior secured loan	9.26%		SOFR (M)	4.75%		09/2031		116,367.5	115,257.0	115,203.8	(2)(7)(12)
	Preferred units	12.50	% PIK			09/2024		304		3,098.9	3,096.5	(2)(12)
	Class A common units					09/2024		261		261.0	261.0	(2)(12)
										118,616.9	118,561.3
Edmunds Govtech, Inc. (10)	First lien senior secured revolving loan	8.33%		SOFR (Q)	4.00%		02/2030		301.4	296.3	301.4	(2)(7)(12)
	First lien senior secured loan	9.33%		SOFR (Q)	5.00%		02/2031		3,122.9	3,068.0	3,122.9	(2)(7)(12)
										3,364.3	3,424.3
Ensono, Inc.	First lien senior secured loan	8.47%		SOFR (M)	4.00%		05/2028		33,339.6	33,093.1	33,291.9	(2)(7)
Epicor Software Corporation	First lien senior secured loan	7.11%		SOFR (M)	2.75%		05/2031		38,767.3	38,721.2	39,013.5	(2)(7)
eResearch Technology, Inc.	First lien senior secured loan	8.36%		SOFR (M)	4.00%		02/2027		73,056.4	72,289.6	73,444.3	(2)(7)
	Second lien senior secured loan	12.46%		SOFR (M)	8.00%		02/2028		8,904.5	8,506.1	8,904.5	(2)(12)
										80,795.7	82,348.8
Finastra USA, Inc., DH Corporation/Societe DH, and Finastra Europe S.A R.L. (10)	First lien senior secured loan	11.65%		SOFR (Q)	7.25%		09/2029		22,480.5	22,127.0	22,480.5	(2)(5)(7)(12)
Genesys Cloud Services Holdings I, LLC	First lien senior secured loan	7.36%		SOFR (M)	3.00%		12/2027		31,815.5	31,846.4	32,054.1	(2)(7)
Guidepoint Security Holdings, LLC (10)	First lien senior secured loan	10.36%		SOFR (M)	6.00%		10/2029		6,070.2	5,973.6	6,070.2	(2)(7)(12)
	First lien senior secured loan	10.36%		SOFR (M)	6.00%		10/2029		2,164.2	2,131.8	2,164.2	(7)(12)
										8,105.4	8,234.4

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Hakken Midco B.V. (10)	First lien senior secured loan	10.80%		Euribor (S)	7.25%		07/2030		4,732.3	4,889.4	4,732.3	(2)(5)(7)(12)
Hyland Software, Inc. (10)	First lien senior secured revolving loan						09/2029		—	—	—	(2)(7)(8)(12)
	First lien senior secured loan	10.36%		SOFR (M)	6.00%		09/2030		23,658.1	23,367.4	23,658.1	(2)(7)(12)
										23,367.4	23,658.1
Icefall Parent, Inc. (10)	First lien senior secured loan	10.86%		SOFR (M)	6.50%		01/2030		11,140.8	10,951.6	11,140.8	(7)(12)
Idemia Group S.A.S.	First lien senior secured loan	8.58%		SOFR (Q)	4.25%		09/2028		3,950.2	3,921.5	3,989.7	(2)(5)(7)
Idera, Inc.	First lien senior secured loan	8.07%		SOFR (Q)	3.50%		03/2028		12,277.3	12,110.1	12,034.8	(2)(7)
Imprivata, Inc.	First lien senior secured loan	8.09%		SOFR (Q)	3.50%		12/2027		21,285.3	21,370.9	21,391.8	(2)(7)
Inmar, Inc.	First lien senior secured loan	9.36%		SOFR (M)	5.00%		10/2031		17,282.3	17,197.6	17,309.3	(2)(7)
Instructure Holdings, INC.	First lien senior secured loan	7.52%		SOFR (Q)	3.00%		11/2031		32,000.0	31,983.7	32,089.9	(2)(5)
	First lien senior secured loan	9.52%		SOFR (Q)	5.00%		11/2032		1,000.0	1,012.5	1,013.8	(5)
										32,996.2	33,103.7
Internet Truckstop Group LLC (10)	First lien senior secured loan	10.48%		SOFR (Q)	6.00%		04/2027		33,285.0	33,014.6	32,952.1	(2)(7)(12)
Leia Finco US LLC	First lien senior secured loan	7.89%		SOFR (Q)	3.25%		10/2031		23,400.0	23,265.9	23,359.8	(2)(5)
	Second lien senior secured loan	9.89%		SOFR (Q)	5.25%		10/2032		12,962.0	12,753.8	12,810.7	(2)(5)
										36,019.7	36,170.5
Magellan Topco (10)	First lien senior secured loan	9.14%		Euribor (Q)	6.25%		10/2031		862.9	879.2	862.9	(2)(5)(7)(12)
Marcel Bidco LLC	First lien senior secured loan	7.81%		SOFR (M)	3.50%		11/2030		11,541.4	11,494.5	11,685.6	(2)(5)(7)(12)
McAfee Corp.	First lien senior secured loan	7.37%		SOFR (S)	3.00%		03/2029		25,373.1	25,367.6	25,366.8	(2)(7)
Mermaid Bidco Inc.	First lien senior secured loan	7.80%		SOFR (Q)	3.25%		07/2031		18,795.5	18,811.7	18,877.9	(2)
Metatiedot Bidco OY and Metatiedot US, LLC (10)	First lien senior secured revolving loan	8.49%		Euribor (Q)	5.50%		11/2030		200.2	184.4	180.4	(2)(5)(7)(12)
	First lien senior secured loan	8.49%		Euribor (Q)	5.50%		11/2031		6,510.4	6,527.6	6,397.8	(2)(5)(7)(12)
	First lien senior secured loan	10.02%		SOFR (Q)	5.50%		11/2031		4,671.9	4,602.7	4,601.8	(2)(5)(7)(12)
										11,314.7	11,180.0
MH Sub I, LLC (Micro Holding Corp.)	First lien senior secured loan	8.58%		SOFR (S)	4.25%		12/2031		22,876.3	22,418.8	22,654.6	(7)
	First lien senior secured loan	8.82%		SOFR (M)	4.25%		05/2028		24,683.0	24,676.9	24,678.5	(7)
										47,095.7	47,333.1
Mitchell International, Inc.	First lien senior secured loan	7.61%		SOFR (M)	3.25%		06/2031		22,144.5	22,000.9	22,126.3	(2)(7)
	Second lien senior secured loan	9.61%		SOFR (M)	5.25%		06/2032		29,965.0	29,738.3	29,571.9	(2)(7)
										51,739.2	51,698.2
Mosel Bidco SE	First lien senior secured loan	8.83%		SOFR (Q)	4.50%		09/2030		8,112.1	8,109.2	8,193.2	(2)(5)(7)(12)
Netsmart, Inc. and Netsmart Technologies, Inc. (10)	First lien senior secured loan	9.56% (2.70	% PIK)	SOFR (M)	5.20%		08/2031		78,642.1	77,903.1	77,855.6	(2)(7)(12)
North Star Acquisitionco, LLC and Toucan Bidco Limited (10)	First lien senior secured loan	9.08%		SOFR (Q)	4.75%		05/2029		12,571.4	12,516.9	12,553.9	(2)(5)(7)(12)
	First lien senior secured loan	9.45%		NIBOR (Q)	4.75%		05/2029		2,360.4	2,436.2	2,360.4	(2)(5)(12)
	First lien senior secured loan	9.45%		SONIA (Q)	4.75%		05/2029		1,534.5	1,534.4	1,534.5	(2)(5)(7)(12)
	First lien senior secured loan	9.70%		SONIA (Q)	5.00%		05/2029		708.7	705.6	701.4	(2)(5)(7)(12)
										17,193.1	17,150.2

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Open Text Corporation	First lien senior secured loan	6.11%		SOFR (M)	1.75%		01/2030		8,008.1	8,008.1	8,004.1	(5)(7)
Particle Luxembourg S.a.r.l.	First lien senior secured loan	8.42%		SOFR (M)	4.00%		03/2031		9,528.0	9,551.3	9,593.6	(2)(5)
Planview Parent, Inc.	First lien senior secured loan	7.83%		SOFR (Q)	3.50%		12/2027		31,057.2	31,059.2	31,243.8	(2)
Polaris Newco, LLC	First lien senior secured loan	8.85%		SOFR (Q)	4.00%		06/2028		32,946.5	32,826.1	32,980.1	(2)(7)
Project Alpha Intermediate Holding, Inc. and Qlik Parent, Inc.	First lien senior secured loan	7.58%		SOFR (Q)	3.25%		10/2030		17,000.0	16,957.5	17,098.3	(7)
	First lien senior secured loan	7.58%		SOFR (Q)	3.25%		10/2030		8,973.3	9,007.0	9,025.2	(7)
										25,964.5	26,123.5
Project Boost Purchaser, LLC	First lien senior secured loan	8.15%		SOFR (Q)	3.50%		07/2031		52,769.4	52,692.8	53,081.3	(2)
	Second lien senior secured loan	9.90%		SOFR (Q)	5.25%		07/2032		7,670.2	7,642.5	7,814.0	(2)
										60,335.3	60,895.3
Proofpoint, Inc.	First lien senior secured loan	7.36%		SOFR (M)	3.00%		08/2028		60,072.8	60,099.9	60,320.9	(2)(7)
PushPay USA Inc.	First lien senior secured loan	8.83%		SOFR (Q)	4.50%		08/2031		31,846.0	31,814.2	32,005.2	(2)(12)
QBS Parent, Inc. (10)	First lien senior secured loan	9.27%		SOFR (Q)	4.75%		11/2031		13,431.2	13,365.5	13,364.0	(2)(7)(12)
Qualtrics Acquireco, LLC	First lien senior secured loan	7.08%		SOFR (Q)	2.75%		06/2030		19,343.3	19,331.7	19,464.2	(2)
RealPage, Inc.	First lien senior secured loan	8.08%		SOFR (Q)	3.75%		04/2028		33,000.0	32,835.0	33,082.5	(7)
	First lien senior secured loan	7.59%		SOFR (Q)	3.00%		04/2028		18,929.1	18,813.7	18,873.2	(2)(7)
										51,648.7	51,955.7
Rocket Software, Inc.	First lien senior secured loan	8.61%		SOFR (M)	4.25%		11/2028		30,005.0	30,066.5	30,192.5	(2)(7)
Runway Bidco, LLC (10)	First lien senior secured loan	9.33%		SOFR (S)	5.00%		12/2031		1,946.5	1,927.1	1,927.0	(2)(7)(12)
Sapphire Software Buyer, Inc. (10)	First lien senior secured loan	9.75% (3.00	% PIK)	SOFR (S)	5.50%		09/2031		47,334.5	46,881.8	46,861.1	(2)(7)(12)
Sedgwick Claims Management Services, Inc.	First lien senior secured loan	7.59%		SOFR (Q)	3.00%		07/2031		50,382.9	50,360.7	50,634.8	(2)
Severin Acquisition, LLC (10)	First lien senior secured loan	9.36% (2.25	% PIK)	SOFR (M)	5.00%		10/2031		112,313.2	111,236.6	111,190.0	(2)(7)(12)
Sophia, L.P.	First lien senior secured loan	7.36%		SOFR (M)	3.00%		10/2029		15,202.5	15,139.2	15,289.9	(2)(7)
	Second lien senior secured loan	9.11%		SOFR (M)	4.75%		11/2032		12,000.0	11,970.3	12,200.0	(2)(7)
										27,109.5	27,489.9
Spaceship Purchaser, Inc. (10)	First lien senior secured loan	9.33%		SOFR (Q)	5.00%		10/2031		104,275.0	103,263.6	103,232.2	(2)(7)(12)
Spark Purchaser, Inc. (10)	First lien senior secured loan	9.83%		SOFR (Q)	5.50%		04/2031		17,254.1	16,946.0	17,254.1	(2)(7)(12)
Superman Holdings, LLC (10)	First lien senior secured loan	8.86%		SOFR (M)	4.50%		08/2031		39,579.9	39,391.7	39,382.0	(2)(7)(12)
Tenable Holdings, Inc.	First lien senior secured loan	7.22%		SOFR (M)	2.75%		07/2028		5,374.7	5,376.8	5,390.4	(2)(5)(7)
Transit Technologies LLC (10)	First lien senior secured loan	9.17%		SOFR (S)	4.75%		08/2031		10,947.7	10,843.9	10,838.2	(2)(7)(12)
UserZoom Technologies, Inc.	First lien senior secured loan	12.75%		SOFR (S)	7.50%		04/2029		634.4	621.4	628.1	(2)(7)(12)
Victors Purchaser, LLC and WP Victors Co-Investment, L.P. (10)	First lien senior secured revolving loan	8.26%		CORRA (Q)	4.75%		08/2031		1,012.6	948.5	922.4	(2)(7)(12)
	First lien senior secured loan	9.08%		SOFR (Q)	4.75%		08/2031		49,849.0	49,377.6	49,350.6	(2)(7)(12)
	Partnership units					08/2024		1,807,000		1,809.9	1,913.6	(2)(12)
										52,136.0	52,186.6

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Viper Bidco, Inc. (10)	First lien senior secured loan	9.52%		SOFR (S)	5.00%		11/2031		14,928.7	14,781.8	14,779.4	(2)(7)(12)
	First lien senior secured loan	9.70%		SONIA (M)	5.00%		11/2031		8,634.1	8,613.0	8,547.7	(2)(7)(12)
										23,394.8	23,327.1
VS Buyer, LLC	First lien senior secured loan	7.12%		SOFR (M)	2.75%		04/2031		7,561.5	7,544.4	7,608.7	(2)
Wellington Bidco Inc. and Wellington TopCo LP (10)	First lien senior secured revolving loan	9.33%		SOFR (Q)	5.00%		06/2030		1,189.7	1,111.2	1,189.7	(2)(7)(12)
	First lien senior secured loan	9.33%		SOFR (Q)	5.00%		06/2030		51,464.7	50,999.3	51,464.7	(2)(7)(12)
	Class A-2 preferred units	8.00	% PIK			06/2024		2,106,000		2,203.3	2,188.1	(2)(12)
										54,313.8	54,842.5
Zuora, Inc.	First lien senior secured loan	7.83%		SOFR (S)	3.50%		12/2031		20,000.0	19,900.0	19,900.0	(12)
										2,468,993.9	2,483,602.5		42.09%
Health Care Equipment and Services
Aerin Medical Inc. (10)	First lien senior secured loan	11.06%		SOFR (S)	6.75%		12/2030		14,044.1	13,674.7	13,903.7	(7)(12)
	Series G preferred shares					12/2024		943,034		1,106.0	1,106.2	(2)(12)
										14,780.7	15,009.9
Agiliti Health, Inc.	First lien senior secured loan	7.38%		SOFR (Q)	3.00%		05/2030		17,758.3	17,636.5	17,403.1	(2)(5)
Amerivet Partners Management, Inc. and AVE Holdings LP (10)	Subordinated loan	16.50	% PIK				12/2030		35,663.0	34,167.3	34,100.7	(2)(12)
	Class A units					03/2024		1,575		1,575.0	195.4	(2)(12)
	Class C units					11/2023		3,849		768.4	9.9	(2)(12)
										36,510.7	34,306.0
Amethyst Radiotherapy Group B.V. (10)	First lien senior secured loan	8.31%		Euribor (Q)	5.25%		04/2031		2,070.9	2,077.4	2,070.9	(2)(5)(7)(12)
Artivion, Inc. (10)	First lien senior secured revolving loan	8.59%		SOFR (Q)	4.00%		01/2030		1,983.0	1,899.6	1,983.0	(2)(5)(7)(12)
	First lien senior secured loan	11.09%		SOFR (Q)	6.50%		01/2030		26,884.3	26,317.8	26,884.3	(2)(5)(7)(12)
										28,217.4	28,867.3
athenahealth Group Inc.	First lien senior secured loan	7.61%		SOFR (M)	3.25%		02/2029		54,425.7	53,703.9	54,483.9	(7)
Avalign Holdings, Inc. and Avalign Technologies, Inc. (10)	First lien senior secured revolving loan	10.85%		SOFR (M)	6.50%		12/2028		1,032.1	975.3	791.3	(2)(7)(12)
	First lien senior secured loan	3.63% (11.76	% PIK)	SOFR (Q)	7.25%		12/2028		26,848.0	26,403.5	24,968.6	(2)(7)(12)
										27,378.8	25,759.9
Bracket Intermediate Holding Corp.	First lien senior secured loan	8.58%		SOFR (Q)	4.25%		05/2028		33,483.7	33,419.1	33,734.8	(2)(7)
Charlotte Buyer, Inc.	First lien senior secured loan	9.14%		SOFR (M)	4.75%		02/2028		17,456.2	17,467.7	17,547.9	(2)(7)
CNT Holdings I Corp	First lien senior secured loan	8.09%		SOFR (Q)	3.50%		11/2027		49,463.4	49,486.7	49,727.5	(2)(7)
Confluent Medical Technologies, Inc.	First lien senior secured loan	7.85%		SOFR (Q)	3.25%		02/2029		30,478.6	30,517.4	30,592.9	(2)(7)
Cradle Lux Bidco S.A.R.L. (10)	First lien senior secured loan	10.09%		SOFR (S)	5.50%		11/2031		3,267.1	3,202.7	3,201.7	(2)(5)(7)(12)
	First lien senior secured loan	8.28%		Euribor (S)	5.50%		11/2031		9,190.1	9,189.4	9,006.3	(2)(5)(7)(12)
										12,392.1	12,208.0

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Electron Bidco Inc.	First lien senior secured loan	7.11%		SOFR (M)	2.75%		11/2028		41,900.7	41,878.6	42,021.3	(2)(7)
Empower Payments Investor, LLC (10)	First lien senior secured loan	8.86%		SOFR (M)	4.50%		03/2031		12,233.1	12,016.7	12,233.1	(2)(7)(12)
Ensemble RCM, LLC	First lien senior secured loan	7.59%		SOFR (Q)	3.00%		08/2029		35,127.8	35,100.2	35,351.9	(2)
Envisage Management Ltd (10)	First lien senior secured loan	9.74% (2.00	% PIK)	SONIA (Q)	5.00%		04/2031		3,146.9	3,092.7	3,146.9	(2)(5)(7)(12)
	First lien senior secured loan	12.22% (2.00	% PIK)	SONIA (Q)	7.50%		04/2031		2,258.6	2,262.8	2,258.6	(2)(5)(7)(12)
										5,355.5	5,405.5
Financiere Mendel	First lien senior secured loan	7.77%		SOFR (Q)	3.25%		11/2030		7,940.0	7,877.1	7,979.7	(5)
Gainwell Acquisition Corp.	First lien senior secured loan	8.43%		SOFR (Q)	4.00%		10/2027		25,453.7	24,640.6	24,598.2	(2)(7)
Hanger, Inc. (10)	First lien senior secured loan	7.86%		SOFR (M)	3.50%		10/2031		58,747.1	58,604.7	59,261.2	(2)
HuFriedy Group Acquisition LLC (10)	First lien senior secured revolving loan						05/2030		—	—	—	(2)(7)(8)(12)
	First lien senior secured loan	9.99%		SOFR (Q)	5.50%		05/2031		56,763.1	55,772.1	56,763.1	(2)(7)(12)
										55,772.1	56,763.1
Lifepoint Health Inc	First lien senior secured loan	8.41%		SOFR (S)	3.75%		05/2031		14,465.0	14,417.0	14,505.2	(2)
LivTech Purchaser, Inc. (10)	First lien senior secured loan	9.01%		SOFR (S)	4.50%		11/2031		3,844.4	3,806.5	3,805.9	(7)(12)
Mamba Purchaser, Inc.	First lien senior secured loan	7.36%		SOFR (M)	3.00%		10/2028		31,370.8	31,301.6	31,488.4	(2)(7)
Medline Borrower, LP	First lien senior secured loan	6.61%		SOFR (M)	2.25%		10/2028		59,881.7	59,874.6	60,042.8	(2)(7)
Next Holdco, LLC (10)	First lien senior secured loan	10.27%		SOFR (Q)	5.75%		11/2030		5,742.8	5,670.5	5,742.8	(2)(7)(12)
Nomi Health, Inc.	First lien senior secured loan	12.84%		SOFR (Q)	8.25%		07/2028		18,611.2	18,181.0	18,425.1	(2)(7)(12)
Warrant to purchase Series B preferred stock						07/2023	07/2033	10,142		—	0.1	(2)(12)
Warrant to purchase Class A common stock						06/2024	06/2034	22,661		—	74.8	(2)(12)
										18,181.0	18,500.0
Option Care Health Inc	First lien senior secured loan	6.61%		SOFR (M)	2.25%		10/2028		4,792.6	4,792.0	4,815.4	(5)(7)
Paragon 28, Inc. and Paragon Advanced Technologies, Inc. (10)	First lien senior secured revolving loan	8.59%		SOFR (Q)	4.00%		11/2028		0.5	0.5	0.5	(2)(5)(7)(12)
	First lien senior secured loan	11.34%		SOFR (Q)	6.75%		11/2028		21,214.9	20,806.4	21,214.9	(2)(5)(7)(12)
										20,806.9	21,215.4
PointClickCare Technologies Inc.	First lien senior secured loan	7.58%		SOFR (Q)	3.25%		11/2031		30,223.8	30,284.3	30,374.9	(2)(5)
Project Ruby Ultimate Parent Corp.	First lien senior secured loan	7.47%		SOFR (M)	3.00%		03/2028		36,000.0	36,105.6	36,127.4	(2)
Radnet Management, Inc.	First lien senior secured loan	6.77%		SOFR (Q)	2.25%		04/2031		23,212.8	23,155.2	23,308.2	(2)(5)
Raven Acquisition Holdings, LLC (10)	First lien senior secured loan	7.61%		SOFR (M)	3.25%		11/2031		48,121.6	47,962.4	48,200.0	(2)
RegionalCare Hospital Partners Holdings, Inc.	First lien senior secured loan	7.96%		SOFR (S)	3.50%		05/2031		10,877.7	10,891.0	10,891.3	(2)
Resonetics, LLC	First lien senior secured loan	7.60%		SOFR (S)	3.25%		06/2031		29,652.7	29,661.4	29,808.7	(2)(7)
Select Medical Corporation	First lien senior secured loan	6.53%		SOFR (S)	2.00%		11/2031		5,500.0	5,493.2	5,511.4	(2)(5)
Sharp Midco LLC	First lien senior secured loan	7.58%		SOFR (Q)	3.25%		12/2028		30,233.2	30,207.0	30,479.0	(2)
Sotera Health Holdings, LLC	First lien senior secured loan	7.84%		SOFR (Q)	3.25%		05/2031		5,796.9	5,770.3	5,800.6	(2)(5)
Surgery Center Holdings, Inc.	First lien senior secured loan	7.09%		SOFR (M)	2.75%		12/2030		34,538.1	34,605.7	34,774.0	(2)(5)
United Digestive MSO Parent, LLC and Koln Co-Invest Unblocked, LP (10)	First lien senior secured revolving loan	10.14%		SOFR (Q)	5.75%		03/2029		228.9	194.9	228.9	(2)(7)(12)
	First lien senior secured loan	10.08%		SOFR (Q)	5.75%		03/2029		10,566.5	10,342.4	10,566.5	(2)(7)(12)
	Class A interests						03/2023	100		100.0	127.3	(12)
										10,637.3	10,922.7

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Viant Medical Holdings, Inc.	First lien senior secured loan	8.60%	SOFR (Q)	4.00%		10/2031		26,361.4	26,229.8	26,616.9	(2)
Waystar Technologies, Inc.	First lien senior secured loan	6.59%	SOFR (S)	2.25%		10/2029		13,263.0	13,261.2	13,301.7	(2)(12)
Zelis Cost Management Buyer, Inc.	First lien senior secured loan	7.11%	SOFR (M)	2.75%		09/2029		5,962.4	5,948.9	5,965.8
ZocDoc, Inc.	First lien senior secured loan	11.02%	SOFR (Q)	6.50%		05/2029		32,500.0	31,146.5	32,500.0	(7)(12)
									1,065,043.8	1,070,024.6		18.13%
Capital Goods
AI Aqua Merger Sub, Inc.	First lien senior secured loan	7.55%	SOFR (M)	3.00%		07/2028		70,901.2	70,812.5	70,901.2	(7)
	First lien senior secured loan	8.05%	SOFR (M)	3.50%		07/2028		52,501.7	52,554.9	52,501.7	(2)(7)
									123,367.4	123,402.9
AIP RD Buyer Corp.	First lien senior secured loan	8.36%	SOFR (M)	4.00%		12/2028		17,955.0	17,947.5	17,932.6	(2)(7)
Airx Climate Solutions, Inc. (10)	First lien senior secured loan	10.18%	SOFR (Q)	5.75%		11/2029		23,329.1	22,856.1	23,329.1	(2)(7)(12)
	First lien senior secured loan	9.47%	SOFR (Q)	5.00%		11/2029		13,244.3	13,079.4	13,244.3	(2)(7)(12)
									35,935.5	36,573.4
Alliance Laundry Systems LLC	First lien senior secured loan	7.84%	SOFR (M)	3.50%		08/2031		26,308.6	26,230.6	26,452.0	(2)
ArchKey Holdings Inc. (10)	First lien senior secured loan	9.30%	SOFR (M)	4.75%		10/2031		18,040.9	17,963.1	18,136.7	(2)
Artera Services, LLC	First lien senior secured loan	8.83%	SOFR (Q)	4.50%		02/2031		24,923.4	24,800.2	24,667.2	(2)
BCPE Empire Holdings, Inc.	First lien senior secured loan	7.86%	SOFR (M)	3.50%		12/2028		17,208.7	17,238.8	17,280.5	(2)(7)
BGIF IV Fearless Utility Services, Inc. (10)	First lien senior secured revolving loan					06/2030		—	—	—	(2)(7)(8)(12)
	First lien senior secured loan	9.45%	SOFR (M)	5.00%		06/2031		42,205.5	41,817.8	42,205.5	(2)(7)(12)
									41,817.8	42,205.5
Bleriot US Bidco Inc.	First lien senior secured loan	7.08%	SOFR (Q)	2.75%		10/2030		4,531.9	4,539.8	4,552.5	(2)
Brown Group Holding, LLC	First lien senior secured loan	6.90%	SOFR (M)	2.50%		07/2031		31,415.9	31,413.5	31,502.2	(2)(7)
Burgess Point Purchaser Corporation	First lien senior secured loan	9.68%	SOFR (Q)	5.25%		07/2029		69,797.6	66,868.4	61,814.9	(2)(7)
Chart Industries, Inc.	First lien senior secured loan	7.09%	SOFR (Q)	2.50%		03/2030		6,416.1	6,397.2	6,434.9	(2)(5)(7)
Chillaton Bidco Limited (10)	First lien senior secured loan	11.22%	SONIA (S)	6.50%		05/2031		5,089.1	4,930.6	5,089.1	(2)(5)(7)(12)
CP Atlas Buyer Inc	First lien senior secured loan	8.21%	SOFR (M)	3.75%		11/2027		6,085.1	5,961.6	5,918.4	(7)
CPIG Holdco Inc. (10)	First lien senior secured revolving loan	9.44%	SOFR (Q)	4.75%		04/2028		0.5	0.5	0.5	(2)(7)(9)(12)
	First lien senior secured loan	11.69%	SOFR (Q)	7.00%		04/2028		14,812.5	14,517.4	14,812.5	(2)(7)(12)
									14,517.9	14,813.0
Crown Equipment Corporation	First lien senior secured loan	6.94%	SOFR (M)	2.50%		10/2031		7,125.0	7,090.3	7,160.6	(2)
Cube Industrials Buyer, Inc. and Cube A&D Buyer Inc.	First lien senior secured loan	8.13%	SOFR (Q)	3.50%		10/2031		19,425.0	19,395.7	19,522.1	(2)
Dynasty Acquisition Co., Inc.	First lien senior secured loan	6.61%	SOFR (M)	2.25%		10/2031		20,185.0	20,160.0	20,260.7	(2)
FCG Acquisitions, Inc.	First lien senior secured loan	8.22%	SOFR (M)	3.75%		03/2028		20,305.8	20,342.2	20,417.5	(2)(7)
Gates Global LLC	First lien senior secured loan	6.11%	SOFR (M)	1.75%		11/2029		852.8	852.8	853.8	(5)(7)
Generator US Buyer, Inc. (10)	First lien senior secured loan	8.42%	CORRA (Q)	5.25%		07/2030		6,414.3	6,600.6	6,414.3	(5)(7)(12)
	First lien senior secured loan	9.58%	SOFR (S)	5.25%		07/2030		1,857.3	1,826.2	1,857.3	(2)(5)(7)(12)
	First lien senior secured loan	8.70%	CORRA (Q)	5.25%		07/2030		218.2	215.5	218.2	(2)(5)(7)(12)
									8,642.3	8,489.8

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
GSV Purchaser, Inc. (10)	First lien senior secured loan	9.30%		SOFR (M)	4.75%		08/2031		35,855.8	35,518.6	35,855.8	(2)(7)(12)
Helix Acquisition Holdings, Inc.	First lien senior secured loan	11.46%		SOFR (M)	7.00%		03/2030		14,188.7	13,869.8	14,188.7	(2)(7)(12)
HPCC Parent, Inc. and Patriot Container Corp. (10)	First lien senior secured loan	13.00% (7.00	% PIK)				09/2030		69,423.2	67,652.4	67,514.0	(2)(12)
	Common stock					09/2024		406,680		3,855.3	3,855.3	(2)(12)
										71,507.7	71,369.3
Husky Injection Molding Systems Ltd.	First lien senior secured loan	8.78%		SOFR (Q)	4.50%		02/2029		4,784.3	4,721.5	4,820.2	(5)
John Bean Technologies Corporation	First lien senior secured loan	6.58%		SOFR (Q)	2.25%		10/2031		13,000.0	12,978.8	13,065.0	(5)
Johnstone Supply, LLC	First lien senior secured loan	6.88%		SOFR (S)	2.50%		06/2031		9,185.9	9,203.4	9,206.6
Kaman Corporation	First lien senior secured loan	7.83%		SOFR (Q)	3.50%		04/2031		18,873.5	18,901.7	18,979.7	(2)(7)
Kodiak BP, LLC	First lien senior secured loan	8.27%		SOFR (S)	3.75%		12/2031		15,000.0	14,925.1	14,994.6	(2)
LBM Acquisition LLC	First lien senior secured loan	8.21%		SOFR (M)	3.75%		12/2027		12,458.5	12,470.4	12,478.4	(2)(7)
	First lien senior secured loan	8.30%		SOFR (M)	3.75%		06/2031		8,911.1	8,724.8	8,823.0	(7)
										21,195.2	21,301.4
OPH NEP Investment, LLC (4)	Senior subordinated loan	10.00% (7.00	% PIK)				05/2032		33,075.1	30,821.1	32,744.5	(2)(12)
	Class B common units					05/2024		7		1,669.5	2,274.9	(12)
										32,490.6	35,019.4
Paris US Holdco, Inc. & 1001028292 Ontario Inc. (10)	First lien senior secured loan	9.55%		SOFR (S)	5.00%		12/2031		52,904.5	52,381.6	52,375.4	(5)(7)(12)
Pike Corporation	First lien senior secured loan	7.47%		SOFR (M)	3.00%		01/2028		1,035.6	1,036.1	1,042.6
Propulsion (BC) Newco LLC	First lien senior secured loan	7.58%		SOFR (Q)	3.25%		09/2029		21,733.8	21,781.9	21,920.1	(2)(5)(7)
Signia Aerospace, LLC (10)	First lien senior secured loan	7.40%		SOFR (S)	3.00%		12/2031		25,846.2	25,781.9	25,797.8	(2)(7)
Specialty Building Products Holdings, LLC	First lien senior secured loan	8.21%		SOFR (M)	3.75%		10/2028		6,985.0	6,952.4	6,942.8	(7)
SPX Flow, Inc.	First lien senior secured loan	7.36%		SOFR (M)	3.00%		04/2029		13,886.9	13,931.7	13,989.7	(2)(7)
Star US Bidco LLC	First lien senior secured loan	8.11%		SOFR (M)	3.75%		03/2027		14,894.1	14,909.9	14,950.0	(2)(7)
Sunvair Aerospace Group, Inc. and GB Helios Holdings, L.P. (10)	First lien senior secured loan	9.74%		SOFR (Q)	5.00%		05/2031		32,285.8	31,842.5	32,285.8	(2)(7)(12)
	Series A common units					05/2024		996		996.0	1,376.6	(2)(12)
										32,838.5	33,662.4
TransDigm Inc.	First lien senior secured loan	6.83%		SOFR (Q)	2.50%		02/2031		21,753.4	21,746.5	21,782.8	(2)(5)(7)
	First lien senior secured loan	7.08%		SOFR (Q)	2.75%		03/2030		16,514.9	16,558.4	16,560.0	(2)(5)
	First lien senior secured loan	6.83%		SOFR (Q)	2.50%		01/2032		2,493.8	2,488.9	2,497.6	(5)
										40,793.8	40,840.4
Verde Purchaser LLC	First lien senior secured loan	8.83%		SOFR (Q)	4.50%		11/2030		6,982.5	6,947.5	6,998.4	(5)
Victory Buyer LLC	First lien senior secured loan	8.22%		SOFR (M)	3.75%		11/2028		14,277.8	13,947.2	13,989.6	(2)(7)
WEC US Holdings Ltd.	First lien senior secured loan	6.80%		SOFR (M)	2.25%		01/2031		34,770.4	34,748.2	34,763.1	(2)
White Cap Supply Holdings, LLC	First lien senior secured loan	7.61%		SOFR (M)	3.25%		10/2029		1,300.0	1,300.0	1,301.1

										1,019,076.3	1,020,854.4		17.30%

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Consumer Services
Alterra Mountain Company	First lien senior secured loan	7.11%		SOFR (M)	2.75%		08/2028		21,652.7	21,742.2	21,774.6	(2)
	First lien senior secured loan	7.36%		SOFR (M)	3.00%		05/2030		11,781.4	11,779.1	11,862.5	(2)
										33,521.3	33,637.1
Apex Service Partners, LLC and Apex Service Partners Holdings, LLC (10)	First lien senior secured revolving loan	9.51%		SOFR (Q)	5.00%		10/2029		1,386.9	1,346.0	1,386.9	(2)(7)(9)(12)
	First lien senior secured loan	9.52%		SOFR (Q)	5.00%		10/2030		46,831.7	45,687.0	46,831.7	(2)(7)(12)
	Series B common units					10/2023		45,351		1,250.0	1,620.9	(12)
										48,283.0	49,839.5
Belfor Holdings, Inc.	First lien senior secured loan	8.11%		SOFR (M)	3.75%		11/2030		11,936.0	11,855.9	12,055.3	(2)(7)(12)
Belron Finance US LLC	First lien senior secured loan	7.27%		SOFR (Q)	2.75%		10/2031		22,252.6	22,244.5	22,433.5	(2)(5)(7)
Bulldog Purchaser Inc.	First lien senior secured loan	8.58%		SOFR (Q)	4.25%		06/2031		6,583.5	6,552.4	6,621.9	(7)
	First lien senior secured loan	8.34%		SOFR (S)	3.75%		06/2031		1,025.0	1,025.0	1,031.0	(7)
										7,577.4	7,652.9
Bumble Bidco Limited (10)	First lien senior secured loan	11.49%		SONIA (Q)	6.75%		10/2030		6,645.7	6,669.1	6,645.7	(2)(5)(7)(12)
Caesars Entertainment Inc	First lien senior secured loan	6.61%		SOFR (M)	2.25%		02/2030		8,102.5	8,094.2	8,099.1	(5)(7)
	First lien senior secured loan	6.61%		SOFR (M)	2.25%		02/2031		7,700.3	7,685.0	7,702.7	(5)(7)
										15,779.2	15,801.8
Century De Buyer LLC	First lien senior secured loan	7.90%		SOFR (S)	3.50%		10/2030		23,635.7	23,652.8	23,813.0	(2)
ClubCorp Holdings, Inc.	First lien senior secured loan	9.59%		SOFR (Q)	5.00%		09/2026		42,975.2	43,130.4	43,047.0	(2)
Davidson Hotel Company LLC (10)	First lien senior secured revolving loan	9.36%		SOFR (M)	5.00%		10/2031		593.2	575.9	575.4	(2)(7)(12)
	First lien senior secured loan	9.36%		SOFR (M)	5.00%		10/2031		6,922.4	6,821.0	6,818.6	(2)(7)(12)
										7,396.9	7,394.0
Equinox Holdings, Inc.	First lien senior secured loan	12.58% (4.13	% PIK)	SOFR (Q)	8.25%		03/2029		43,091.2	41,828.3	43,091.2	(2)(7)(12)
	Second lien senior secured loan	16.00	% PIK				06/2027		3,803.5	3,727.6	3,803.5	(2)(12)
										45,555.9	46,894.7
Eternal Aus Bidco Pty Ltd (10)	First lien senior secured loan	10.72%		BBSY (Q)	6.25%		11/2029		6,346.1	6,623.8	6,346.1	(2)(5)(7)(12)
Excel Fitness Consolidator LLC (10)	First lien senior secured loan	9.83%		SOFR (Q)	5.50%		04/2029		10,233.8	10,067.5	10,233.8	(2)(7)(12)
Fertitta Entertainment, LLC	First lien senior secured loan	7.86%		SOFR (M)	3.50%		01/2029		31,749.4	31,811.8	31,840.8	(2)(7)
Fitness Ventures Holdings, Inc. and Meaningful Partners Fitness Ventures Co-Investment LP (4)(10)	First lien senior secured revolving loan	8.36%		SOFR (M)	4.00%		08/2030		2,404.9	2,371.4	2,368.9	(2)(7)(12)
	First lien senior secured loan	9.86%		SOFR (M)	5.50%		08/2031		36,413.2	35,774.5	35,733.8	(2)(7)(12)
	Common units					07/2024		11,704,000		11,736.8	13,471.3	(2)(12)
										49,882.7	51,574.0

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Flint OpCo, LLC (10)	First lien senior secured loan	9.11%	SOFR (Q)	4.75%		08/2030		11,715.9	11,517.7	11,715.9	(2)(7)(12)
Golden State Foods LLC	First lien senior secured loan	8.77%	SOFR (M)	4.25%		10/2031		19,629.7	19,570.8	19,783.0	(2)
GS SEER Group Borrower LLC and GS SEER Group Holdings LLC (10)	First lien senior secured loan	11.08%	SOFR (Q)	6.75%		04/2030		11,750.0	11,436.8	11,750.0	(2)(7)(12)
	Class A common units				04/2023		100		100.0	75.3	(2)(12)
									11,536.8	11,825.3
Helios Service Partners, LLC and Astra Service Partners, LLC (10)	First lien senior secured revolving loan					03/2027		—	—	—	(2)(7)(8)(12)
	First lien senior secured loan	9.60%	SOFR (Q)	5.00%		03/2027		5,611.2	5,561.6	5,611.2	(2)(7)(12)
	First lien senior secured loan	10.87%	SOFR (Q)	6.00%		03/2027		3,433.1	3,379.9	3,433.1	(2)(7)(12)
									8,941.5	9,044.3
Horizon US Finco, L.P.	First lien senior secured loan	9.08%	SOFR (S)	4.75%		12/2031		13,000.0	12,870.0	12,918.8
IFH Franchisee Holdings, LLC (10)	First lien senior secured revolving loan	8.37%	SOFR (M)	4.00%		12/2029		11,194.0	10,943.8	10,942.2	(2)(7)(12)
	First lien senior secured loan	10.12%	SOFR (M)	5.75%		12/2029		47,486.3	46,778.6	46,774.0	(2)(7)(12)
									57,722.4	57,716.2
Infinity Home Services HoldCo, Inc., D&S Amalco and IHS Parent Holdings, L.P. (10)	First lien senior secured revolving loan	12.00%	Base Rate (Q)	4.50%		12/2028		56.8	47.8	56.8	(2)(5)(7)(12)
	First lien senior secured loan	9.83%	SOFR (Q)	5.50%		12/2028		10,035.0	9,834.9	10,037.5	(2)(5)(7)(12)
	First lien senior secured loan	8.83%	CORRA (M)	5.50%		12/2028		1,142.3	1,119.5	1,142.8	(2)(5)(7)(12)
	First lien senior secured loan	9.58%	SOFR (Q)	5.25%		12/2028		487.9	378.5	487.9	(2)(5)(7)(12)
	Class A units				12/2022		50,000		50.0	73.8	(2)(5)(12)
									11,430.7	11,798.8
IRB Holding Corp.	First lien senior secured loan	6.98%	SOFR (M)	2.50%		12/2027		65,140.2	65,233.7	65,154.5	(2)(7)
KUEHG Corp	First lien senior secured loan	7.84%	SOFR (Q)	3.25%		06/2030		11,256.0	11,275.9	11,358.5	(2)(7)
Learning Care Group (US) No. 2 Inc.	First lien senior secured loan	8.59%	SOFR (Q)	4.00%		08/2028		5,913.2	5,888.9	5,963.1	(7)
Leviathan Intermediate Holdco, LLC and Leviathan Holdings, L.P. (10)	First lien senior secured loan	11.98%	SOFR (Q)	7.50%		12/2027		16,403.2	16,130.3	16,403.2	(2)(7)(12)

	Limited partnership interests				12/2022		133,000		133.0	165.1	(12)
									16,263.3	16,568.3
Life Time Fitness Inc	First lien senior secured loan	7.03%	SOFR (M)	2.50%		11/2031		14,352.2	14,347.6	14,391.7	(2)(5)
Mister Car Wash Holdings, Inc.	First lien senior secured loan	7.09%	SOFR (M)	2.75%		03/2031		18,279.3	18,327.0	18,347.8	(2)(5)
Mustang Prospects Holdco, LLC, Mustang Prospects Purchaser, LLC and Senske Acquisition, Inc. (10)	First lien senior secured loan	9.33%	SOFR (Q)	5.00%		06/2031		21,867.5	21,666.1	21,867.5	(7)(12)
	First lien senior secured loan	9.34%	SOFR (Q)	5.00%		06/2031		5,546.0	5,499.0	5,546.0	(2)(7)(12)
	Class A preferred units				09/2024		770		770.4	870.2	(12)
	Class B common units				09/2024		770,423		323.6	365.2	(12)
									28,259.1	28,648.9

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Nord Anglia	First lien senior secured loan	7.58%		SOFR (S)	3.25%		01/2032		7,000.0	7,000.0	7,055.4	(5)(7)
North Haven Fairway Buyer, LLC, Fairway Lawns, LLC and Command Pest Control, LLC (10)	First lien senior secured revolving loan	10.86%		SOFR (Q)	6.50%		05/2028		234.5	225.9	234.5	(2)(7)(12)
	First lien senior secured loan	9.66%		SOFR (Q)	5.25%		05/2028		3,280.7	3,202.8	3,280.7	(2)(7)(12)
	First lien senior secured loan	10.94%		SOFR (Q)	6.50%		05/2028		4,120.7	4,043.3	4,120.7	(2)(7)(12)
										7,472.0	7,635.9
Northwinds Holding, Inc. and Northwinds Services Group LLC (10)	First lien senior secured revolving loan	9.80%		SOFR (Q)	5.25%		05/2029		250.0	213.9	250.0	(2)(7)(12)
	First lien senior secured loan	9.96%		SOFR (Q)	5.25%		05/2029		12,410.9	12,125.3	12,410.9	(2)(7)(12)
	Common units					05/2023		121,368		166.7	201.2	(2)(12)
										12,505.9	12,862.1
PCI Gaming Authority	First lien senior secured loan	6.36%		SOFR (M)	2.00%		07/2031		4,274.3	4,273.1	4,261.8	(2)
PestCo Holdings, LLC and PestCo, LLC (10)	First lien senior secured loan	10.97%		SOFR (Q)	6.25%		02/2028		12,219.5	11,991.5	12,219.5	(2)(7)(12)
	First lien senior secured loan	9.50%		SOFR (Q)	5.25%		02/2028		3,856.8	3,803.2	3,799.0	(2)(7)(12)
	Class A units					01/2023		8		106.0	141.6	(12)
										15,900.7	16,160.1
PG Investment Company 59 S.a r.l.	First lien senior secured loan	7.33%		SOFR (Q)	3.00%		03/2031		14,671.6	14,703.2	14,778.5	(2)(5)
Pinnacle MEP Intermediate Holdco LLC and BPCP Pinnacle Holdings, Inc. (10)	First lien senior secured revolving loan	9.13%		SOFR (M)	4.75%		10/2030		475.5	441.3	439.9	(2)(7)(12)
	First lien senior secured loan	9.32%		SOFR (Q)	4.75%		10/2030		7,308.2	7,188.7	7,173.4	(2)(7)(12)
	Common stock					10/2024		866		866.0	866.0	(2)(12)
										8,496.0	8,479.3
Premiere Buyer, LLC (10)	First lien senior secured loan	9.32%		SOFR (Q)	4.75%		05/2031		24,471.6	24,139.7	24,471.6	(2)(7)(12)
Quick Quack Car Wash Holdings, LLC and KKR Game Changer Co-Invest Feeder II L.P. (10)	First lien senior secured loan	9.11%		SOFR (M)	4.75%		06/2031		53,955.3	53,233.7	53,955.3	(2)(7)(12)
	Limited partnership interests					06/2024		12,049,000		12,049.0	12,506.9	(2)(12)
										65,282.7	66,462.2
Radiant Intermediate Holding, LLC	First lien senior secured loan	10.61% (3.00	% PIK)	SOFR (Q)	6.00%		11/2026		907.7	894.8	789.7	(2)(7)(12)
Service Logic Acquisition, Inc. and MSHC, Inc.	First lien senior secured loan	8.09%		SOFR (Q)	3.50%		10/2027		36,409.4	36,450.8	36,614.4	(2)(7)
Station Casinos LLC	First lien senior secured loan	6.38%		SOFR (M)	2.00%		03/2031		5,266.5	5,254.2	5,269.0	(5)
University Support Services LLC	First lien senior secured loan	7.11%		SOFR (M)	2.75%		02/2029		33,905.6	33,887.3	34,032.8	(2)(5)(7)
Vertex Service Partners, LLC and Vertex Service Partners Holdings, LLC (10)	First lien senior secured revolving loan	10.12%		SOFR (M)	5.75%		11/2030		2,616.1	2,554.4	2,616.1	(2)(7)(12)
	First lien senior secured loan	10.13%		SOFR (M)	5.75%		11/2030		31,424.2	31,048.5	31,424.2	(2)(7)(12)
	First lien senior secured loan	9.50%		SOFR (Q)	5.00%		11/2030		266.1	204.4	266.1	(2)(7)(12)
	Class B common units					11/2023		351		351.0	661.6	(12)
										34,158.3	34,968.0
Whatabrands LLC	First lien senior secured loan	6.86%		SOFR (M)	2.50%		08/2028		13,403.6	13,402.5	13,416.5	(2)(7)
Wrench Group LLC	First lien senior secured loan	8.59%		SOFR (Q)	4.00%		10/2028		54,751.8	53,586.9	52,424.9	(2)

										994,645.7	1,004,126.5		17.02%

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Commercial and Professional Services
Aldinger Company Inc (10)	First lien senior secured loan	9.61%		SOFR (M)	5.25%		07/2027		29,315.8	29,091.8	29,004.6	(2)(7)(12)
AlixPartners, LLP	First lien senior secured loan	6.97%		SOFR (M)	2.50%		02/2028		35,677.3	35,695.0	35,781.5	(2)(7)
AMCP Clean Acquisition Company, LLC (10)	First lien senior secured loan	9.08%		SOFR (Q)	4.75%		06/2028		5,728.8	5,644.5	5,710.4	(2)(7)(12)
AmSpec Parent, LLC	First lien senior secured loan	8.58%		SOFR (S)	4.25%		12/2031		10,000.0	9,950.0	10,050.0	(12)
Ankura Consulting Group, LLC	First lien senior secured loan	7.84%		SOFR (M)	3.50%		12/2031		15,626.9	15,684.0	15,626.9	(2)(7)
Celnor Group Limited (10)	First lien senior secured loan	9.70%		SONIA (Q)	5.00%		08/2031		4,137.9	4,129.7	4,137.9	(2)(5)(7)(12)
Corporation Service Company	First lien senior secured loan	6.86%		SOFR (M)	2.50%		11/2029		6,013.7	6,015.2	6,040.1	(7)
Dorado Bidco, Inc. (10)	First lien senior secured revolving loan						09/2031		—	—	—	(2)(7)(8)(12)
	First lien senior secured loan	9.08%		SOFR (S)	4.50%		09/2031		6,100.9	6,042.6	6,039.9	(2)(7)(12)
										6,042.6	6,039.9
DP Flores Holdings, LLC (10)	First lien senior secured loan	10.83% (3.00	% PIK)	SOFR (Q)	6.50%		09/2030		53,111.4	52,050.2	52,049.1	(2)(7)(12)
Drogon Bidco Inc. & Drogon Aggregator LP (10)	First lien senior secured loan	9.36%		SOFR (M)	5.00%		08/2031		26,083.2	25,815.1	25,801.5	(2)(7)(12)
	Class A-2 common units					08/2024		2,662,000		2,662.0	4,078.2	(2)(12)
										28,477.1	29,879.7
The Dun & Bradstreet Corporation	First lien senior secured loan	6.59%		SOFR (M)	2.25%		01/2029		44,817.5	44,950.9	44,825.6	(2)(5)
Duraserv LLC (10)	First lien senior secured loan	8.90%		SOFR (M)	4.50%		06/2031		26,781.1	26,534.4	26,781.1	(2)(7)(12)
Eagle Parent Corp.	First lien senior secured loan	8.58%		SOFR (Q)	4.25%		04/2029		8,689.7	8,584.0	8,509.1	(7)
FlyWheel Acquireco, Inc. (10)	First lien senior secured revolving loan	10.86%		SOFR (M)	6.50%		05/2028		1,071.4	1,039.0	1,071.4	(2)(7)(12)
	First lien senior secured loan	10.86%		SOFR (M)	6.50%		05/2030		13,225.4	12,921.7	13,225.4	(2)(7)(12)
										13,960.7	14,296.8
GCM HVAC Holdco, LLC and GCM HVAC Topco, LLC	First lien senior secured loan	14.00%					09/2031		2,702.7	2,642.5	2,639.9	(12)
	Class A common units					09/2024		1,486,487		1,486.5	1,486.5	(12)
										4,129.0	4,126.4
GFL Environmental Inc.	First lien senior secured loan	6.61%		SOFR (Q)	2.00%		07/2031		6,770.8	6,770.8	6,778.2	(5)(7)
Grant Thornton Advisors LLC	First lien senior secured loan	7.61%		SOFR (M)	3.25%		06/2031		25,972.1	26,049.4	25,950.8	(2)
	First lien senior secured loan	7.36%		SOFR (S)	2.75%		06/2031		2,500.0	2,503.1	2,498.0
										28,552.5	28,448.8
HP RSS Buyer, Inc. (10)	First lien senior secured loan	9.33%		SOFR (Q)	5.00%		12/2029		11,739.2	11,590.4	11,739.2	(2)(7)(12)
	First lien senior secured loan	9.08%		SOFR (Q)	4.75%		12/2029		1,626.2	1,600.8	1,626.2	(2)(7)(12)
										13,191.2	13,365.4
Indigo Acquisition B.V. (10)	First lien senior secured loan	9.06%		Euribor (Q)	6.35%		09/2031		2,662.4	2,707.1	2,662.4	(2)(5)(7)(12)
	First lien senior secured loan	10.68%		SOFR (Q)	6.35%		09/2031		2,070.9	2,151.3	2,214.1	(2)(5)(7)(12)
										4,858.4	4,876.5
ISolved, Inc.	First lien senior secured loan	7.61%		SOFR (M)	3.25%		10/2030		15,778.2	15,750.5	15,955.7	(2)
Kings Buyer, LLC (10)	First lien senior secured revolving loan	11.50%		Base Rate (Q)	4.00%		10/2027		382.3	366.5	382.3	(2)(7)(12)
	First lien senior secured loan	9.68%		SOFR (Q)	5.25%		10/2027		18,239.9	18,047.4	18,239.9	(2)(7)(12)
										18,413.9	18,622.2

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
KPS Global LLC and Cool Group LLC (10)	First lien senior secured loan	9.11%		SOFR (M)	4.75%		09/2030		4,714.4	4,624.0	4,620.2	(2)(7)(12)
LABL, Inc.	First lien senior secured loan	9.46%		SOFR (M)	5.00%		10/2028		35,332.9	34,702.3	34,092.8	(2)(7)
LBC Woodlands Purchaser LLC and LBC Woodlands Holdings LP (10)	First lien senior secured loan	10.09%		SOFR (S)	5.00%		07/2031		20,644.2	20,304.6	20,282.1	(2)(7)(12)
	Class A common units					07/2024		1,409,000		1,409.0	1,303.3	(2)(12)
										21,713.6	21,585.4
Lightbeam Bidco, Inc. (10)	First lien senior secured revolving loan						05/2029		—	—	—	(2)(7)(8)(12)
	First lien senior secured loan	9.33%		SOFR (Q)	5.00%		05/2030		17,163.4	16,930.4	17,163.4	(2)(7)(12)
										16,930.4	17,163.4
Motus LLC	First lien senior secured loan	8.43%		SOFR (Q)	4.00%		12/2028		15,687.8	15,725.5	15,805.5	(2)(7)
North Haven Stack Buyer, LLC (10)	First lien senior secured loan	9.63%		SOFR (Q)	5.25%		07/2027		24.8	24.4	24.8	(2)(7)(12)
	First lien senior secured loan	9.36%		SOFR (Q)	5.00%		07/2027		3.5	3.4	3.5	(2)(7)(12)
										27.8	28.3
Omnia Partners, LLC	First lien senior secured loan	7.37%		SOFR (Q)	2.75%		07/2030		29,905.2	29,932.8	30,028.1	(2)
Priority Waste Holdings LLC, Priority Waste Holdings Indiana LLC and Priority Waste Super Holdings, LLC (10)	First lien senior secured revolving loan	10.09%		SOFR (Q)	5.50%		08/2029		1.9	1.8	1.9	(2)(7)(12)
	First lien senior secured revolving loan	12.00%		Base Rate (Q)	4.50%		08/2029		0.1	0.1	0.1	(2)(7)(12)
	First lien senior secured loan	12.59% (2.00	% PIK)	SOFR (Q)	8.00%		08/2029		27,517.5	25,635.7	26,141.7	(7)(12)
	First lien senior secured loan	12.59% (2.00	% PIK)	SOFR (Q)	8.00%		08/2029		13,318.4	12,841.2	12,652.5	(2)(7)(12)
	Warrant to purchase Class A common units					08/2023	08/2036	27,163		449.6	4,286.0	(2)(12)
	Warrant to purchase Class A common units					06/2024	06/2036	8,780		1,223.9	1,385.3	(12)
										40,152.3	44,467.5
PSC Parent, Inc. (10)	First lien senior secured revolving loan	9.64%		SOFR (M)	5.25%		04/2030		5,790.4	5,719.3	5,790.4	(2)(7)(9)(12)
	First lien senior secured loan	9.71%		SOFR (M)	5.25%		04/2031		47,123.4	46,732.6	47,123.4	(2)(7)(12)
										52,451.9	52,913.8
PYE-Barker Fire & Safety, LLC (10)	First lien senior secured revolving loan	8.83%		SOFR (Q)	4.50%		05/2030		1,085.7	1,007.6	1,085.7	(2)(7)(12)
	First lien senior secured loan	8.83%		SOFR (Q)	4.50%		05/2031		31,674.4	31,574.5	31,674.4	(2)(7)(12)
										32,582.1	32,760.1
Saturn Purchaser Corp.	First lien senior secured loan	9.81%		SOFR (Q)	5.25%		07/2029		7,678.7	7,649.6	7,678.7	(2)(7)(12)
SV Newco 2, Inc. (10)	First lien senior secured revolving loan						06/2031		—	—	—	(2)(5)(7)(8)(12)
	First lien senior secured loan	9.26%		SOFR (Q)	4.75%		06/2031		16,218.9	15,996.0	16,218.9	(2)(5)(7)(12)
										15,996.0	16,218.9
Tempo Acquisition, LLC	First lien senior secured loan	6.61%		SOFR (M)	2.25%		08/2028		12,880.3	12,883.1	12,918.6	(2)(5)(7)
Teneo Holdings LLC	First lien senior secured loan	9.11%		SOFR (M)	4.75%		03/2031		17,297.1	17,287.4	17,434.1	(2)(7)
The Hiller Companies, LLC (10)	First lien senior secured revolving loan						06/2030		—	—	—	(2)(7)(8)(12)
	First lien senior secured loan	9.36%		SOFR (M)	5.00%		06/2030		25,964.3	25,712.6	25,964.3	(2)(7)(12)
										25,712.6	25,964.3

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Thevelia (US) LLC	First lien senior secured loan	7.58%		SOFR (Q)	3.25%		06/2029		9,471.7	9,495.8	9,519.1	(5)(7)
Trans Union LLC	First lien senior secured loan	6.11%		SOFR (M)	1.75%		06/2031		11,485.9	11,471.6	11,460.1	(5)(7)
TSS Buyer, LLC (10)	First lien senior secured loan	10.23%		SOFR (M)	5.50%		06/2029		8,156.7	7,968.7	8,156.7	(2)(7)(12)
UP Intermediate II LLC and UPBW Blocker LLC (10)	First lien senior secured revolving loan						03/2030		—	—	—	(2)(7)(8)(12)
	First lien senior secured loan	9.58%		SOFR (Q)	5.25%		03/2031		2,514.0	2,458.4	2,514.0	(2)(7)(12)
	Common units					03/2024		31,790		3,179.0	2,906.3	(2)(12)
	Common units					09/2024		2,060		173.0	188.3	(2)(12)
										5,810.4	5,608.6
W.S. Connelly & Co., LLC and WSC Ultimate Holdings, LLC (10)	First lien senior secured revolving loan	8.33%		SOFR (Q)	4.00%		05/2030		7,178.9	6,928.0	7,039.3	(2)(7)(9)(12)
	First lien senior secured loan	9.58%		SOFR (Q)	5.25%		05/2030		22,966.6	22,634.9	22,736.9	(2)(7)(12)
	Class A preferred units	10.00	% PIK			05/2024		11,930		1,266.4	1,097.2	(12)
	Class A common units					05/2024		1,111		—	—	(12)
										30,829.3	30,873.4
Xplor T1, LLC	First lien senior secured loan	7.83%		SOFR (S)	3.50%		06/2031		16,129.6	16,123.0	16,250.5	(2)(12)
Zinc Buyer Corporation (10)	First lien senior secured loan	9.08%		SOFR (Q)	4.75%		07/2031		51,284.4	50,848.6	50,771.6	(2)(7)(12)

										839,395.2	847,225.6		14.36%
Financial Services
Aduro Advisors, LLC (10)	First lien senior secured loan	9.36%		SOFR (M)	5.00%		07/2030		18,719.3	18,546.9	18,532.1	(2)(7)(12)
Cannon Bridge Designated Activity Company (10)	Private asset-backed investment	10.56%		Euribor (S)	7.50%		10/2033		678.9	695.0	680.0	(5)(12)
	Private asset-backed investment	5.71%		Euribor (S)	2.65%		10/2033		678.9	695.0	680.0	(5)(12)
	Private asset-backed investment	12.32%		SOFR (S)	7.50%		10/2033		43.9	44.9	43.9	(5)(12)
	Private asset-backed investment	7.47%		SOFR (S)	2.65%		10/2033		43.9	44.9	43.9	(5)(12)
										1,479.8	1,447.8
Cezanne Bidco (10)	First lien senior secured loan	9.18%		Euribor (Q)	6.50%		10/2031		10,723.4	10,810.3	10,723.4	(2)(5)(12)
Cliffwater LLC (10)	First lien senior secured loan	8.86%		SOFR (M)	4.50%		10/2030		10,946.7	10,764.5	10,946.7	(2)(5)(7)(12)
Corient Holdings, Inc.	Series A preferred stock					05/2023		15,000		15,000.0	22,832.9	(2)(12)
CPI Holdco B, LLC	First lien senior secured loan	6.78%		SOFR (Q)	2.25%		05/2031		29,210.0	29,099.5	29,173.5	(5)
	First lien senior secured loan	6.36%		SOFR (M)	2.00%		05/2031		5,298.5	5,256.7	5,283.4	(5)
										34,356.2	34,456.9
Endeavor Bidco LLC and Endeavor TopCo, Inc.	First lien senior secured loan	8.58%		SOFR (Q)	4.25%		08/2029		8,393.8	8,238.1	8,225.9	(2)(7)(12)
	Class A common units					08/2024		2,540		2,540.0	2,540.0	(12)
										10,778.1	10,765.9

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Focus Financial Partners, LLC (10)	First lien senior secured loan	7.61%	SOFR (M)	3.25%		09/2031		31,605.5	31,568.0	31,870.0	(2)
GC Waves Holdings, Inc. (10)	First lien senior secured loan	9.21%	SOFR (M)	4.75%		10/2030		7,539.2	7,351.2	7,539.2	(2)(5)(7)(12)
Gen II Fund Services, LLC	First lien senior secured loan	7.08%	SOFR (M)	2.75%		11/2031		50,466.6	50,594.5	50,655.9	(12)
GTCR F Buyer Corp. and GTCR (D) Investors LP (10)(11)	First lien senior secured loan	9.33%	SOFR (Q)	5.00%		09/2030		12,028.4	11,793.3	12,028.4	(2)(7)(12)
	Limited partnership interests				09/2023		76,925		77.5	104.8	(2)(12)
									11,870.8	12,133.2
Harbourvest Global Private Equity Limited (10)	Private asset-backed investment	7.97%	SOFR (Q)	3.50%		06/2029		26,000.0	25,137.1	26,000.0	(12)
HighTower Holding, LLC	First lien senior secured loan	8.07%	SOFR (Q)	3.50%		04/2028		37,010.7	37,060.8	37,149.5	(2)(5)
HV Chimera LLC	Private asset-backed investment	7.33%	SOFR (Q)	2.80%	11/2023	08/2026	1,504,082		1,490.8	1,504.1	(5)(12)
Isthmus Capital LLC	Private asset-backed investment	9.50%			06/2023	06/2030	1,500,888		1,486.3	1,500.9	(5)(12)
	Private asset-backed investment				06/2023		4		—	19.7	(5)(12)
									1,486.3	1,520.6
Jefferies Finance LLC	First lien senior secured loan	7.36%	SOFR (M)	3.00%		10/2031		10,500.0	10,412.2	10,532.9	(2)(5)
Kestra Advisor Services Holdings A, Inc.	First lien senior secured loan	7.33%	SOFR (S)	3.00%		03/2031		1,601.5	1,597.5	1,601.5	(5)
Lernen Bidco Limited	First lien senior secured loan	8.36%	SOFR (Q)	4.00%		10/2031		6,500.0	6,468.3	6,565.0	(2)(5)(7)(12)
Loire UK Midco 3 Limited	First lien senior secured loan	8.21%	SOFR (M)	3.75%		04/2027		1,780.4	1,780.4	1,767.0	(2)(5)(7)
	First lien senior secured loan	7.99%	SOFR (M)	3.50%		04/2027		3,966.9	3,972.7	3,939.6	(5)
									5,753.1	5,706.6
Mai Capital Management Intermediate LLC (10)	First lien senior secured revolving loan	9.08%	SOFR (Q)	4.75%		08/2031		222.9	207.0	206.2	(2)(5)(7)(12)
	First lien senior secured loan	9.08%	SOFR (M)	4.75%		08/2031		8,681.5	8,591.4	8,582.4	(2)(5)(7)(12)
									8,798.4	8,788.6
Mariner Wealth Advisors, LLC	First lien senior secured loan	7.08%	SOFR (Q)	2.75%		08/2028		15,461.0	15,461.0	15,461.0	(2)(7)
Mars Downstop Loan Purchaser Trust	Private asset-backed investment	11.00%			02/2024		29,990,339		20,440.1	20,393.4	(5)(12)
Monroe Capital Income Plus Corporation	Corporate bond	9.42%				11/2028		10,000.0	10,000.0	10,824.6	(5)(12)
MSD Investment Corp.	Corporate bond	7.58%				05/2028		25,000.0	25,000.0	25,026.3	(5)(12)
Nexus Buyer LLC	First lien senior secured loan	8.36%	SOFR (M)	4.00%		07/2031		2,968.3	2,971.1	2,975.8	(2)
Nuvei Technologies Corp.	First lien senior secured loan	7.44%	SOFR (M)	3.00%		11/2031		18,120.0	18,081.7	18,137.0	(2)(5)
Paint Intermediate III, LLC	First lien senior secured loan	7.52%	SOFR (Q)	3.00%		10/2031		20,906.6	20,851.3	20,985.0	(2)(7)
Parexel International Inc.	First lien senior secured loan	7.36%	SOFR (M)	3.00%		11/2028		14,394.9	14,397.4	14,478.8	(2)(7)
Pathstone Family Office LLC and Kelso XI Tailwind Co-Investment, L.P. (10)(11)	First lien senior secured loan	9.46%	SOFR (M)	4.75%		05/2029		12,539.9	12,485.5	12,539.9	(2)(5)(7)(12)
	First lien senior secured loan	9.46%	SOFR (M)	5.00%		05/2029		14,344.9	14,019.5	14,344.9	(2)(5)(7)(12)
	Limited partnership interests				09/2023		96,436		96.4	120.3	(5)(12)
									26,601.4	27,005.1

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
PCIA SPV-3, LLC and ASE Royal Aggregator, LLC (10)	First lien senior secured loan	9.64%	SOFR (Q)	5.25%		08/2029		9,306.8	9,071.4	9,306.8	(2)(5)(7)(12)
	Preferred units				07/2023		1,333,333		1,315.5	1,561.3	(5)(12)
									10,386.9	10,868.1
PCS MidCo, Inc. and PCS Parent, L.P. (10)	First lien senior secured revolving loan	10.08%	SOFR (Q)	5.75%		03/2030		238.6	215.2	238.6	(2)(7)(12)
	First lien senior secured loan	10.08%	SOFR (Q)	5.75%		03/2030		10,150.6	9,973.8	10,150.6	(7)(12)
	First lien senior secured loan	10.34%	SOFR (Q)	5.75%		03/2030		1,678.1	1,648.8	1,678.1	(2)(7)(12)
	Class A units				03/2024		806,000		806.0	865.6	(2)(12)
									12,643.8	12,932.9
RFS Opco LLC (10)	First lien senior secured loan	9.08%	SOFR (Q)	4.75%		04/2031		42,393.8	42,014.9	42,393.8	(2)(5)(7)(12)
RWA Wealth Partners, LLC (10)	First lien senior secured loan	9.27%	SOFR (S)	4.75%		11/2030		7,750.0	7,674.2	7,672.5	(5)(7)(12)
	First lien senior secured loan	9.16%	SOFR (Q)	4.75%		11/2030		390.0	359.4	357.5	(2)(5)(7)(12)
									8,033.6	8,030.0
Stepstone Group MidCo 2 GmbH, The	First lien senior secured loan	8.83%	SOFR (S)	4.50%		12/2031		14,000.0	13,860.0	13,825.0	(5)(12)
The Steward Partners Global Advisory, LLC and Steward Partners Investment Advisory, LLC (10)	First lien senior secured loan	9.08%	SOFR (Q)	4.75%		10/2028		2,621.5	2,574.7	2,621.5	(2)(5)(7)(12)
	First lien senior secured loan	9.80%	SOFR (Q)	5.25%		10/2028		236.5	231.0	236.5	(2)(5)(7)(12)
									2,805.7	2,858.0
Summit Acquisition Inc.	First lien senior secured loan	8.08%	SOFR (Q)	3.75%		10/2031		9,000.0	8,985.4	9,045.0	(2)(12)
Sunbit Receivables Trust IV (10)	Private asset-backed investment	11.56%	SOFR (M)	7.25%	12/2023	12/2026	1,620,000		1,602.3	1,620.0	(7)(12)
Surf Holdings S.a r.l.	First lien senior secured loan	7.95%	SOFR (M)	3.50%		03/2027		16,415.8	16,463.9	16,505.6	(5)
The Edelman Financial Center, LLC	First lien senior secured loan	7.36%	SOFR (M)	3.00%		04/2028		31,602.9	31,643.3	31,754.3	(2)(5)
	Second lien senior secured loan	9.61%	SOFR (M)	5.25%		10/2028		52,500.0	52,385.3	52,861.2	(2)(5)
									84,028.6	84,615.5
TPG IX Cardiff CI II, L.P.	Limited partnership interest				11/2024		4,814,025		4,850.1	4,814.0	(2)(5)(12)
Trinity Capital Inc	Corporate bond	7.54%				10/2027		29,700.0	29,700.0	29,461.2	(5)(12)
Wellington-Altus Financial Inc. (10)(11)	First lien senior secured loan	9.11%	CORRA (Q)	5.00%		08/2030		794.7	823.2	782.7	(5)(7)(12)
	Common stock				08/2024		46,562		1,559.0	1,631.4	(2)(5)(12)
									2,382.2	2,414.1
Zelis Payments Buyer, Inc.	First lien senior secured loan	7.61%	SOFR (M)	3.25%		11/2031		65,250.0	64,968.7	65,413.1	(2)
									757,854.9	771,356.1		13.07%

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Insurance
Accession Risk Management Group, Inc. and RSC Insurance Brokerage, Inc. (10)	First lien senior secured loan	9.31%		SOFR (Q)	4.75%		11/2029		4,095.2	4,061.6	4,095.2	(2)(7)(12)
Acrisure, LLC	First lien senior secured loan	7.11%		SOFR (M)	2.75%		02/2027		41,458.4	41,462.1	41,471.3	(2)
	First lien senior secured loan	7.36%		SOFR (M)	3.00%		11/2030		20,212.1	20,210.4	20,205.8	(2)
										61,672.5	61,677.1
Alliant Holdings Intermediate, LLC	First lien senior secured loan	7.11%		SOFR (M)	2.75%		09/2031		42,171.9	42,159.9	42,237.7	(2)
AMWINS Group, Inc.	First lien senior secured loan	6.72%		SOFR (M)	2.25%		02/2028		43,403.3	43,463.6	43,513.6	(2)(7)
AssuredPartners, Inc.	First lien senior secured loan	7.86%		SOFR (M)	3.50%		02/2031		60,059.4	60,151.1	60,138.1	(2)(7)
Broadstreet Partners, Inc.	First lien senior secured loan	7.36%		SOFR (M)	3.00%		06/2031		31,911.9	31,916.4	31,990.1	(2)
Cross Financial Corp.	First lien senior secured loan	7.61%		SOFR (M)	3.25%		10/2031		9,660.5	9,643.0	9,708.8	(2)(12)
Diamond Mezzanine 24 LLC (10)	First lien senior secured revolving loan	11.50%		Base Rate (Q)	4.00%		10/2030		3,750.0	3,713.6	3,712.5	(2)(7)(12)
	First lien senior secured loan	9.59%		SOFR (Q)	5.00%		10/2030		56,250.0	55,699.5	55,687.5	(2)(7)(12)
										59,413.1	59,400.0
DOXA Insurance Holdings LLC and Rocket Co-Invest, SLP (10)(11)	First lien senior secured loan	9.67%		SOFR (Q)	5.25%		12/2030		39,590.1	38,903.9	39,590.1	(2)(5)(7)(12)
	Limited partnership interests					03/2024		3,417,348		3,417.3	4,589.5	(2)(5)(12)
										42,321.2	44,179.6
Gestion ABS Bidco Inc. / ABS Bidco Holdings Inc. (10)	First lien senior secured loan	8.54%		CORRA (Q)	5.25%		03/2031		12,578.0	13,146.4	12,578.0	(5)(7)(12)
Goosehead Insurance Holdings, LLC	First lien senior secured loan	7.83%		SOFR (S)	3.50%		12/2031		10,000.0	9,975.0	10,050.0	(5)(12)
HIG Finance 2 Limited	First lien senior secured loan	7.86%		SOFR (M)	3.50%		04/2030		11,141.5	11,112.9	11,208.7	(2)(5)(7)
Higginbotham Insurance Agency, Inc. and HIG Intermediate, Inc. (10)	First lien senior secured loan	8.86%		SOFR (M)	4.50%		11/2028		2,560.5	2,551.0	2,560.5	(2)(7)(12)
	First lien senior secured loan	9.11%		SOFR (M)	4.75%		11/2028		1,335.6	1,316.3	1,335.6	(2)(7)(12)
	Series A preferred shares	11.00	% PIK			12/2024		33,710		33,204.4	33,204.4	(2)(12)
										37,071.7	37,100.5
Hub International Limited	First lien senior secured loan	7.37%		SOFR (Q)	2.75%		06/2030		39,934.9	39,941.2	40,134.6	(2)(7)
Hyperion Refinance S.a.r.l.	First lien senior secured loan	7.36%		SOFR (M)	3.00%		02/2031		40,209.7	40,220.9	40,438.1	(2)(5)(7)
Keystone Agency Partners LLC (10)	First lien senior secured revolving loan	9.33%		SOFR (Q)	5.00%		05/2027		58.8	57.5	58.8	(2)(7)(12)
	First lien senior secured loan	9.33%		SOFR (Q)	5.00%		05/2027		48,641.3	48,194.6	48,641.3	(2)(7)(12)
										48,252.1	48,700.1
OakBridge Insurance Agency LLC and Maple Acquisition Holdings, LP (10)	First lien senior secured revolving loan	10.09%		SOFR (M)	5.75%		11/2029		223.2	201.6	223.2	(2)(7)(12)
	First lien senior secured loan	10.23%		SOFR (M)	5.75%		11/2029		10,837.8	10,654.3	10,837.8	(2)(7)(12)
	Class A2 units					11/2023		102,501		2,050.0	1,899.8	(2)(12)
										12,905.9	12,960.8
OneDigital Borrower LLC	First lien senior secured loan	7.61%		SOFR (M)	3.25%		07/2031		36,912.0	36,767.5	36,959.3	(2)(7)
Ryan Specialty Group, LLC	First lien senior secured loan	6.61%		SOFR (M)	2.25%		09/2031		23,744.5	23,710.5	23,803.8	(2)(5)(7)
SIG Parent Holdings, LLC (10)	First lien senior secured loan	9.36%		SOFR (M)	5.00%		08/2031		25,492.9	25,185.4	25,167.0	(2)(7)(12)
USI, Inc.	First lien senior secured loan	6.58%		SOFR (Q)	2.25%		11/2029		41,733.6	41,740.8	41,624.2	(2)
	First lien senior secured loan	6.58%		SOFR (Q)	2.25%		09/2030		13,749.3	13,742.9	13,711.4	(2)
										55,483.7	55,335.6
World Insurance Associates, LLC and World Associates Holdings, LLC (10)	First lien senior secured loan	10.08%		SOFR (Q)	5.75%		04/2028		17,072.4	16,891.2	17,072.4	(2)(7)(12)

										725,466.8	728,449.1		12.35%

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Sports, Media and Entertainment
22 HoldCo Limited	Senior subordinated loan	12.73	% PIK	SONIA (S)	7.50%		08/2033		21,591.2	21,497.4	21,591.2	(2)(5)(7)(12)
3 Step Sports LLC (10)	First lien senior secured loan	12.34% (1.50	% PIK)	SOFR (Q)	8.00%		10/2029		16,557.2	15,728.0	14,875.0	(2)(7)(12)
Broadcast Music, Inc. (10)	First lien senior secured loan	10.39%		SOFR (Q)	5.75%		02/2030		29,467.3	28,840.9	29,467.3	(2)(7)(12)
CFC Funding LLC	Loan instrument units	9.75	% PIK			07/2023		5,300		5,565.5	5,829.3	(5)(12)
Charter Communications Operating, LLC	First lien senior secured loan	6.78%		SOFR (S)	2.25%		11/2031		24,212.5	24,152.2	24,141.8	(2)(5)
Creative Artists Agency, LLC	First lien senior secured loan	7.11%		SOFR (M)	2.75%		10/2031		40,561.5	40,599.0	40,708.0	(2)
Dundee Eros, LP	Limited partnership interest					11/2024		4,283,000		4,283.0	4,283.0	(2)(12)
Fever Labs, Inc. (10)	First lien senior secured revolving loan	11.00%					11/2028		5,974.0	5,873.8	5,974.0	(2)(12)
	First lien senior secured loan	11.00%					11/2028		20,625.7	19,037.9	20,625.7	(2)(12)
	Series E-5 Convertible Shares					08/2024		318,631		1,381.9	1,477.2	(2)(12)
										26,293.6	28,076.9
FinEquity Holdings, LLC	Class A common interest					12/2024		20		138,844.9	138,844.9	(12)
	Class A common interest					12/2024		20		4,056.2	4,056.2	(12)
	Class A common interest					12/2024		20		1,000.5	1,000.5	(12)
										143,901.6	143,901.6
Global Music Rights, LLC (10)	First lien senior secured revolving loan	9.10%		SOFR (Q)	4.75%		12/2031		1,364.6	1,129.6	1,159.9	(7)(12)
	First lien senior secured loan	9.10%		SOFR (S)	4.75%		12/2031		136,354.2	133,882.2	134,308.9	(7)(12)
										135,011.8	135,468.8
League One Volleyball, Inc.	Series B preferred stock					07/2023		194		1.0	2.3	(2)(12)
	Series C preferred stock					09/2024		67		0.6	0.6	(2)(12)
										1.6	2.9
Legends Hospitality Holding Company, LLC and ASM Buyer, Inc. (10)	First lien senior secured revolving loan	9.41%		SOFR (M)	5.00%		08/2030		320.2	260.1	256.2	(2)(7)(9)(12)
	First lien senior secured loan	10.02% (2.75	% PIK)	SOFR (Q)	5.50%		08/2031		27,410.8	26,894.8	26,862.6	(2)(7)(12)
										27,154.9	27,118.8
LiveBarn Inc.	Middle preferred shares					08/2023		2,838,691		10,000.0	12,498.8	(2)(5)(12)
NEP Group, Inc.	First lien senior secured loan	7.72% (1.50	% PIK)	SOFR (M)	3.25%		08/2026		25,777.3	24,793.8	23,431.6	(2)
	First lien senior secured loan	10.09% (1.50	% PIK)	SOFR (M)	5.50%		08/2026		14,416.0	13,993.5	13,154.6	(2)(7)
										38,787.3	36,586.2
Orange Barrel Media, LLC/IKE Smart City, LLC (10)	Private asset-backed investment	10.11%		SOFR (M)	5.75%		03/2027		2,852.0	2,826.1	2,852.0	(7)(12)
	Private asset-backed investment	10.11%		SOFR (M)	5.75%		10/2027		1,863.3	1,826.1	1,863.3	(7)(12)
										4,652.2	4,715.3
OVG Business Services, LLC	First lien senior secured loan	7.36%		SOFR (M)	3.00%		06/2031		4,064.8	4,046.0	4,069.9	(2)
Quartz Holding Company	First lien senior secured loan	7.86%		SOFR (M)	3.50%		10/2028		7,081.5	7,061.9	7,116.9	(2)(7)(12)
Sandlot Action Sports, LLC	Common units					05/2024		3,384		25.0	25.0	(12)
South Florida Motorsports, LLC	Class A common interest					12/2024		20		4,139.2	4,139.8	(12)
Summer (BC) Bidco B LLC	First lien senior secured loan	9.59%		SOFR (Q)	5.00%		02/2029		1,955.4	1,946.0	1,964.6	(5)
	First lien senior secured loan	9.09%		SOFR (Q)	4.50%		12/2026		1,007.1	1,007.1	1,010.8	(2)(5)(7)
										2,953.1	2,975.4
United Talent Agency LLC	First lien senior secured loan	8.20%		SOFR (M)	3.75%		07/2028		11,925.9	11,896.2	11,985.6	(2)(7)(12)
WideOpenWest Finance, LLC	First lien senior secured loan	11.55%		SOFR (Q)	7.00%		12/2028		3,259.2	3,228.3	3,389.6	(2)(5)(7)(12)
William Morris Endeavor Entertainment, LLC (IMG Worldwide Holdings, LLC)	First lien senior secured loan	7.22%		SOFR (M)	2.75%		05/2025		39,645.6	39,669.7	39,695.2	(2)(5)
WRE Sports Investments LLC (10)	First lien senior secured loan	11.00% (5.50	% PIK)				07/2031		34,254.5	33,473.1	33,393.3	(2)(12)
Zuffa Guarantor LLC	First lien senior secured loan	6.77%		SOFR (Q)	2.25%		11/2031		30,000.0	29,962.8	30,129.6	(2)(5)

										662,924.3	666,185.2		11.29%

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Pharmaceuticals, Biotechnology and Life Sciences
ADMA Biologics Inc. (10)	First lien senior secured revolving loan	8.34%	SOFR (Q)	3.75%		12/2027		0.6	0.6	0.6	(2)(5)(7)(12)
	First lien senior secured loan	10.85%	SOFR (Q)	6.50%		12/2027		2,240.2	2,198.7	2,240.2	(2)(5)(7)(12)
									2,199.3	2,240.8
Alcami Corporation (10)	First lien senior secured revolving loan	11.44%	SOFR (M)	7.00%		12/2028		41.1	21.2	41.1	(2)(7)(12)
	First lien senior secured loan	11.66%	SOFR (Q)	7.00%		12/2028		4,323.8	4,166.4	4,323.8	(2)(7)(12)
									4,187.6	4,364.9
Bamboo US BidCo LLC (10)	First lien senior secured loan	9.77%	SOFR (Q)	5.25%		09/2030		14,056.4	13,724.6	14,056.4	(2)(7)(12)
	First lien senior secured loan	8.25%	Euribor (Q)	5.25%		09/2030		8,303.6	8,351.5	8,303.6	(2)(7)(12)
									22,076.1	22,360.0
Cambrex Corporation	First lien senior secured loan	7.96%	SOFR (M)	3.50%		12/2026		44,884.9	44,786.6	44,820.7	(2)(7)
Creek Parent, Inc. and Creek Feeder, L.P. (10)	First lien senior secured loan	9.63%	SOFR (S)	5.25%		12/2031		123,825.2	121,670.1	121,658.2	(2)(7)(12)
	Limited partnership interest				12/2024		4,209,000		4,209.0	4,209.0	(2)(12)
									125,879.1	125,867.2
Curia Global, INC.	First lien senior secured loan	8.44%	SOFR (Q)	3.75%		08/2026		31,955.5	30,699.0	30,444.3	(2)(7)
Curium BidCo S.a r.l.	First lien senior secured loan	7.96%	SOFR (S)	3.50%		07/2029		18,316.8	18,350.0	18,488.6	(2)(5)
Da Vinci Purchaser Corp.	First lien senior secured loan	7.86%	SOFR (M)	3.50%		01/2027		52,268.6	52,314.8	52,436.4	(2)(7)
Grifols Worldwide Operations USA, Inc.	First lien senior secured loan	6.74%	SOFR (Q)	2.00%		11/2027		18,427.9	18,161.1	18,331.2	(2)(5)
Gula Buyer Inc.	First lien senior secured loan	9.55%	SOFR (M)	5.00%		10/2031		150,000.0	148,174.9	148,125.0	(2)(7)(12)
IGEA Bidco S.P.A (10)	First lien senior secured notes	9.93%				09/2031		3,809.5	4,045.2	3,944.6	(2)(5)(12)
Packaging Coordinators Midco, Inc.	First lien senior secured loan	7.84%	SOFR (Q)	3.25%		11/2027		52,644.9	52,707.8	52,827.6	(2)(7)
Precision Medicine Group, LLC	First lien senior secured loan	7.43%	SOFR (Q)	3.00%		11/2027		15,190.1	15,137.6	15,166.4	(2)(7)
Solar Bidco Limited (10)	First lien senior secured loan	8.43%	Euribor (Q)	5.75%		11/2029		3,712.9	3,579.8	3,589.7	(2)(5)(7)(12)
WCI-BXC Purchaser, LLC and WCI-BXC Investment Holdings, L.P. (10)	First lien senior secured loan	10.78%	SOFR (Q)	6.25%		11/2030		4,414.2	4,321.7	4,414.2	(2)(7)(12)
	Limited partnership interests				11/2023		731,000		731.6	676.9	(2)(12)
									5,053.3	5,091.1

									547,352.2	548,098.5		9.29%

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Investment Funds and Vehicles
ABPCI 2019-5A	Collaterized loan obligation	10.37%	SOFR (Q)	5.75%		01/2036		1,100.0	1,100.0	1,128.0	(5)(12)
ABPCI 2022-11	Collaterized loan obligation	11.42%	SOFR (Q)	7.00%		01/2038		7,000.0	7,000.0	7,026.8	(5)(12)
ABPCI 2024-17	Collaterized loan obligation	12.57%	SOFR (Q)	8.00%		08/2036		3,000.0	3,000.0	2,968.7	(5)(12)
ATRM 14	Collaterized loan obligation	16.20%				10/2037		8,171.4	4,892.9	4,999.0	(5)(12)
	Collaterized loan obligation	11.40%	SOFR (Q)	6.50%		10/2037		5,600.0	5,600.0	5,712.7	(5)(12)
	Collaterized loan obligation	11.70%				10/2037		639.5	411.6	391.2	(5)(12)
									10,904.5	11,102.9
ATRM 15	Collaterized loan obligation	11.15%	SOFR (Q)	6.50%		07/2037		1,900.0	1,900.0	1,928.3	(5)(12)
AUDAX 2024-9	Collaterized loan obligation	9.82%	SOFR (Q)	5.20%		04/2036		2,000.0	2,000.0	2,033.3	(5)(12)
BABSN 2023-3	Collaterized loan obligation	11.99%	SOFR (Q)	7.33%		10/2036		562.5	577.7	579.9	(5)(12)
BALLY 2022-21	Collaterized loan obligation	15.70%				10/2037		2,520.0	2,406.6	2,378.9	(5)(12)
BALLY 2023-24	Collaterized loan obligation	9.71%	SOFR (Q)	5.05%		07/2036		1,500.0	1,500.0	1,524.7	(5)(12)
BALLY 2024-26	Collaterized loan obligation	11.43%	SOFR (Q)	6.10%		07/2037		1,500.0	1,500.0	1,513.1	(5)(12)
BCC 2020-1	Collaterized loan obligation	11.78%	SOFR (Q)	7.15%		04/2033		1,750.0	1,750.0	1,765.3	(5)(12)
BCC 2023-3	Collaterized loan obligation	9.88%	SOFR (Q)	5.25%		07/2036		1,500.0	1,500.0	1,533.6	(5)(12)
BERRY 2024-1	Collaterized loan obligation	12.50%				10/2037		5,220.0	2,302.0	2,354.6	(5)(12)
BROOKP 2024-1	Collaterized loan obligation	11.12%	SOFR (Q)	6.50%		04/2037		1,000.0	1,000.0	1,024.1	(5)(12)
BSP 2016-9	Collaterized loan obligation	10.52%	SOFR (Q)	5.90%		10/2037		3,125.0	3,125.0	3,148.7	(5)(12)
BSP 2018-14	Collaterized loan obligation	10.74%	SOFR (Q)	6.15%		10/2037		5,500.0	5,500.0	5,633.8	(5)(12)
BSP 2022-28	Collaterized loan obligation	9.96%	SOFR (Q)	5.40%		10/2037		500.0	500.0	501.4	(5)(12)
BSP 2024-34	Collaterized loan obligation	11.33%	SOFR (Q)	6.70%		07/2037		1,250.0	1,250.0	1,287.9	(5)(12)
BSP 2024-35	Collaterized loan obligation	10.73%	SOFR (Q)	6.10%		04/2037		1,250.0	1,250.0	1,273.2	(5)(12)
BSP 2024-37	Collaterized loan obligation	12.50%				01/2038		8,430.0	8,430.0	8,430.0	(5)(12)
BSP 2024-38A	Collaterized loan obligation	9.31%	SOFR (Q)	5.00%		01/2038		3,750.0	3,750.0	3,769.5	(5)(12)
BTCP 2023-1	Collaterized loan obligation	11.10%	SOFR (M)	6.50%		09/2030		6,100.0	6,105.7	6,100.0	(5)(12)
BX 2024-SLCT	Commercial mortgage-backed security	7.84%	SOFR (M)	3.39%		01/2040		24,185.0	24,124.5	24,139.8	(5)(12)
CAVU 2021-1	Collaterized loan obligation	11.63%	SOFR (Q)	7.00%		07/2037		1,000.0	1,000.0	1,006.3	(5)(12)
CEDF 2021-14	Collaterized loan obligation	15.40%				07/2033		1,840.0	995.9	975.2	(5)(12)
CGMS 2019-2	Collaterized loan obligation	11.83%	SOFR (Q)	7.00%		10/2037		4,387.5	4,387.5	4,526.6	(5)(12)
CGMS 2022-2	Collaterized loan obligation	11.51%	SOFR (Q)	6.95%		01/2038		2,850.0	2,850.0	2,913.0	(5)(12)
CGMS 2022-5	Collaterized loan obligation	12.20%	SOFR (Q)	7.10%		10/2037		4,190.0	4,190.0	4,321.1	(5)(12)
CGMS 2023-1	Collaterized loan obligation	9.72%	SOFR (Q)	5.10%		07/2035		1,250.0	1,250.0	1,271.5	(5)(12)
CGMS 2023-2	Collaterized loan obligation	9.62%	SOFR (Q)	5.00%		07/2036		2,000.0	2,000.0	2,044.5	(5)(12)
CGMS 2024-1	Collaterized loan obligation	11.58%	SOFR (Q)	6.92%		04/2037		1,096.0	1,119.3	1,126.8	(5)(12)
CGMS 2024-2	Collaterized loan obligation	11.48%	SOFR (Q)	6.85%		04/2037		1,500.0	1,500.0	1,544.1	(5)(12)
CGMS 2024-3	Collaterized loan obligation	11.70%	SOFR (Q)	6.40%		07/2036		2,600.0	2,600.0	2,680.9	(5)(12)
CGMS 2024-5	Collaterized loan obligation	12.60%				10/2036		2,700.0	2,409.8	2,487.9	(5)(12)
	Collaterized loan obligation	10.20%	SOFR (Q)	5.65%		10/2036		1,500.0	1,500.0	1,537.6	(5)(12)
									3,909.8	4,025.5
CIFC 2018-1	Collaterized loan obligation	9.72%	SOFR (Q)	5.25%		01/2038		830.0	830.0	834.0	(5)(12)
CIFC 2020-4	Collaterized loan obligation	9.33%	SOFR (Q)	4.90%		01/2040		5,500.0	5,500.0	5,528.6	(5)(12)
CIFC 2021-1	Collaterized loan obligation	10.63%	SOFR (Q)	6.00%		07/2037		1,820.0	1,820.0	1,853.0	(5)(12)
CIFC 2021-4	Collaterized loan obligation	11.37%	SOFR (Q)	6.20%		07/2037		1,000.0	1,000.6	1,027.6	(5)(12)
CIFC 2021-5	Collaterized loan obligation	9.41%	SOFR (Q)	5.10%		01/2038		3,500.0	3,500.0	3,517.5	(5)(12)
CIFC 2022-5	Collaterized loan obligation	8.55%	SOFR (Q)	3.90%		01/2037		6,000.0	6,000.0	6,132.8	(5)(12)
CIFC 2022-6	Collaterized loan obligation	10.36%	SOFR (Q)	5.75%		10/2038		437.5	437.5	447.9	(5)(12)
CIFC 2022-7	Collaterized loan obligation	9.91%	SOFR (Q)	5.35%		01/2038		687.5	687.5	689.5	(5)(12)
CIFC 2024-1	Collaterized loan obligation	11.23%	SOFR (Q)	6.60%		04/2037		375.0	384.3	386.0	(5)(12)
CIFC 2024-2	Collaterized loan obligation	11.03%	SOFR (Q)	6.40%		04/2037		2,000.0	2,000.0	2,057.6	(5)(12)
CIFC 2024-4	Collaterized loan obligation	12.70%				10/2037		2,600.0	2,373.1	2,511.0	(5)(12)
CIFC 2024-5	Collaterized loan obligation	9.48%	SOFR (Q)	5.15%		01/2038		4,000.0	4,000.0	4,020.8	(5)(12)
Constellation Wealth Capital Fund, L.P. (11)	Limited partner interests				01/2024		1,935,706		1,764.7	1,834.1	(5)
CPTPK 2024-1	Collaterized loan obligation	10.62%	SOFR (Q)	6.00%		07/2037		1,400.0	1,400.0	1,442.2	(5)(12)
CWC Fund I Co-Invest (ALTI) LP	Limited partnership interests				03/2024		6,653,000		6,673.6	7,171.9	(2)(5)(12)
DRSLF 2022-104	Collaterized loan obligation	11.92%	SOFR (Q)	7.40%		08/2034		5,756.0	5,756.0	5,815.1	(5)(12)
ELM12 2021-5	Collaterized loan obligation	10.47%	SOFR (Q)	5.90%		10/2037		1,475.0	1,475.0	1,509.6	(5)(12)
ELM24 2023-3	Collaterized loan obligation	9.55%	SOFR (Q)	5.10%		01/2038		2,000.0	2,000.0	2,009.7	(5)(12)
ELM27 2024-3	Collaterized loan obligation	10.88%	SOFR (Q)	6.25%		04/2037		2,000.0	2,000.0	2,050.5	(5)(12)
ELM29 2024-5	Collaterized loan obligation	11.02%	SOFR (Q)	6.40%		04/2037		3,500.0	3,519.7	3,615.4	(5)(12)
ELM30 2024-6	Collaterized loan obligation	10.55%	SOFR (Q)	5.25%		07/2037		1,250.0	1,268.8	1,272.1	(5)(12)
ELM32 2024-8	Collaterized loan obligation	12.42%				10/2037		2,520.0	2,268.0	2,340.8	(5)(12)
ELM35 2024-11	Collaterized loan obligation	11.20%				10/2037		1,740.0	1,581.7	1,505.4	(5)(12)
ELM37 2024-13	Collaterized loan obligation	9.11%	SOFR (Q)	4.75%		01/2038		3,000.0	3,000.0	3,015.0	(5)(12)
ELMW1 2019-1	Collaterized loan obligation	8.37%	SOFR (Q)	3.75%		04/2037		6,000.0	6,000.0	6,126.5	(5)(12)
ELMW4 2020-1	Collaterized loan obligation	10.78%	SOFR (Q)	6.15%		04/2037		2,514.0	2,539.1	2,593.1	(5)(12)
ELMW8 2021-1	Collaterized loan obligation	10.87%	SOFR (Q)	6.25%		04/2037		5,028.0	5,086.9	5,137.6	(5)(12)
GCBSL 2022-60	Collaterized loan obligation	10.63%	SOFR (Q)	6.00%		10/2034		2,375.0	2,375.0	2,364.9	(5)(12)
GCBSL 2024-77	Collaterized loan obligation	9.20%	SOFR (Q)	4.85%		01/2038		1,500.0	1,500.0	1,507.5	(5)(12)
GLM 2022-12	Collaterized loan obligation	10.32%	SOFR (Q)	5.70%		07/2037		2,100.0	2,109.5	2,153.6	(5)(12)
GNRT 2	Collaterized loan obligation	11.98%	SOFR (Q)	7.35%		10/2037		250.0	251.1	256.2	(5)(12)
GNRT 2022-10	Collaterized loan obligation	12.70%	SOFR (Q)	8.07%		07/2035		500.0	510.7	505.8	(5)(12)
GNRT 2023-11	Collaterized loan obligation	12.14%	SOFR (Q)	7.30%		10/2037		2,258.0	2,258.0	2,320.8	(5)(12)
GNRT 2024-15	Collaterized loan obligation	11.32%	SOFR (Q)	6.70%		07/2037		2,000.0	2,000.0	2,050.2	(5)(12)
GNRT 2024-18	Collaterized loan obligation	12.60%				01/2038		7,160.0	6,334.5	6,519.0	(5)(12)
GNRT 2024-20	Collaterized loan obligation	12.30%				01/2038		19,647.8	17,973.8	17,977.3	(5)(12)
GNRT 4	Collaterized loan obligation	11.52%	SOFR (Q)	6.90%		07/2037		2,000.0	2,000.0	2,049.4	(5)(12)
GNRT 6	Collaterized loan obligation	11.79%	SOFR (Q)	7.25%		10/2037		1,820.0	1,820.0	1,867.6	(5)(12)
GNRT 9	Collaterized loan obligation	10.82%	SOFR (Q)	6.35%		01/2038		4,015.0	4,015.0	4,031.1	(5)(12)
GOCAP 2024-71	Collaterized loan obligation	9.62%	SOFR (Q)	5.10%		02/2037		4,500.0	4,500.0	4,584.1	(5)(12)
HAMLN 2024-1	Collaterized loan obligation	9.96%	SOFR (Q)	5.40%		10/2037		2,017.5	2,017.5	2,027.5	(5)(12)
KKR 2024-53	Collaterized loan obligation	12.70%				01/2038		6,100.0	5,529.0	5,695.1	(5)(12)
	Collaterized loan obligation	11.02%	SOFR (Q)	6.50%		01/2038		2,235.0	2,235.0	2,261.9	(5)(12)
									7,764.0	7,957.0
KKR 48	Collaterized loan obligation	8.92%	SOFR (Q)	4.30%		10/2036		2,000.0	2,000.0	2,034.3	(5)(12)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Linden Structured Capital Fund II-A LP (11)	Limited partnership interests				07/2024		1,470,727		1,559.0	1,479.6	(2)(5)
MAGNE 2019-24	Collaterized loan obligation	11.06%	SOFR (Q)	6.40%		04/2035		500.0	500.1	503.2	(5)(12)
MAGNE 2022-33	Collaterized loan obligation	10.17%	SOFR (Q)	5.55%		10/2037		5,875.0	5,875.0	5,995.8	(5)(12)
MAGNE 2023-36	Collaterized loan obligation	9.53%	SOFR (Q)	4.90%		04/2036		1,750.0	1,750.0	1,777.8	(5)(12)
MAGNE 2023-39	Collaterized loan obligation	9.33%	SOFR (Q)	4.90%		01/2037		637.5	637.5	640.8	(5)(12)
MAGNE 2024-41	Collaterized loan obligation	9.21%	SOFR (Q)	4.90%		01/2038		2,312.5	2,312.5	2,324.5	(5)(12)
MAGNE 2024-42	Collaterized loan obligation	9.31%	SOFR (Q)	5.00%		01/2038		2,125.0	2,096.8	2,136.0	(5)(12)
MAGNE 2024-44	Collaterized loan obligation	12.00%				10/2037		4,100.0	3,690.0	3,747.7	(5)(12)
MDPK 2016-20	Collaterized loan obligation	11.23%	SOFR (Q)	6.40%		10/2037		2,727.5	2,727.5	2,770.0	(5)(12)
MDPK 2018-32	Collaterized loan obligation	11.03%	SOFR (Q)	6.40%		07/2037		4,850.0	4,850.0	4,924.3	(5)(12)
MDPK 2019-34	Collaterized loan obligation	11.15%	SOFR (Q)	6.50%		10/2037		1,700.0	1,700.0	1,729.7	(5)(12)
MDPK 2019-37	Collaterized loan obligation	11.26%	SOFR (Q)	6.60%		04/2037		1,000.0	1,000.0	1,016.1	(5)(12)
MDPK 2021-59	Collaterized loan obligation	11.03%	SOFR (Q)	6.40%		04/2037		2,250.0	2,250.0	2,282.6	(5)(12)
MDPK 2022-55	Collaterized loan obligation	10.63%	SOFR (Q)	6.00%		07/2037		1,680.0	1,680.0	1,704.8	(5)(12)
MDPK 2022-60	Collaterized loan obligation	11.13%	SOFR (Q)	6.50%		10/2037		5,625.0	5,625.0	5,745.8	(5)(12)
MDPK 2024-66	Collaterized loan obligation	9.85%	SOFR (Q)	5.50%		10/2037		2,500.0	2,500.0	2,513.0	(5)(12)
	Collaterized loan obligation	12.20%				10/2037		2,410.0	2,336.3	2,336.3	(5)(12)
									4,836.3	4,849.3
MDPK 2024-67	Collaterized loan obligation	11.43%	SOFR (Q)	6.80%		04/2037		2,500.0	2,500.0	2,571.1	(5)(12)
MDPK 2024-68	Collaterized loan obligation	9.54%	SOFR (Q)	5.10%		01/2038		2,375.0	2,375.0	2,387.4	(5)(12)
MDPK 2024-69	Collaterized loan obligation	11.58%	SOFR (Q)	6.25%		07/2037		1,500.0	1,500.0	1,543.7	(5)(12)
MidOcean CLO Equity Fund I, LP (11)	Limited partnership interest	9.00%			10/2024		5,255,376		5,255.4	5,255.4	(5)(12)
NMC CLO-2	Collaterized loan obligation	10.06%	SOFR (Q)	5.70%		01/2038		937.5	937.5	942.4	(5)(12)
OAKC 2015-12	Collaterized loan obligation	9.60%				04/2037		14,541.0	9,245.1	9,474.3	(5)(12)
OAKC 2016-13	Collaterized loan obligation	11.70%				10/2037		2,920.0	2,309.7	2,341.2	(5)(12)
	Collaterized loan obligation	11.70%				01/2030		1,400.0	1,107.4	1,122.5	(5)(12)
	Collaterized loan obligation	10.37%	SOFR (Q)	5.75%		10/2037		1,220.0	1,220.0	1,253.4	(5)(12)
									4,637.1	4,717.1
OAKC 2017-15	Collaterized loan obligation	12.60%				01/2030		3,441.5	1,978.9	1,997.7	(5)(12)
OAKC 2019-3	Collaterized loan obligation	9.51%	SOFR (Q)	5.00%		01/2038		500.0	500.0	501.4	(5)(12)
OAKC 2019-4	Collaterized loan obligation	9.34%	SOFR (Q)	4.95%		01/2038		3,640.0	3,640.0	3,658.9	(5)(12)
OAKC 2020-5	Collaterized loan obligation	12.50%				10/2037		3,130.0	3,244.9	3,162.1	(5)(12)
OAKC 2020-6	Collaterized loan obligation	12.60%				10/2037		2,966.0	3,399.0	3,410.9	(5)(12)
	Collaterized loan obligation	9.84%	SOFR (Q)	5.25%		10/2037		1,100.0	1,100.0	1,109.9	(5)(12)
									4,499.0	4,520.8
OAKC 2021-9	Collaterized loan obligation	10.12%	SOFR (Q)	5.50%		10/2037		2,050.0	2,050.0	2,107.8	(5)(12)
	Collaterized loan obligation	13.10%				10/2037		1,500.0	1,527.2	1,526.1	(5)(12)
									3,577.2	3,633.9
OAKC 2021-16	Collaterized loan obligation	11.50%				10/2034		1,210.0	1,069.0	1,079.9	(5)(12)
OAKC 2022-12	Collaterized loan obligation	9.62%	SOFR (Q)	5.00%		07/2036		2,000.0	2,000.0	2,038.6	(5)(12)
OAKC 2023-15	Collaterized loan obligation	9.62%	SOFR (Q)	5.00%		04/2035		2,000.0	2,000.0	2,032.6	(5)(12)
OAKC 2023-16	Collaterized loan obligation	8.62%	SOFR (Q)	4.00%		10/2036		2,000.0	2,000.0	2,040.6	(5)(12)
OCPA 2023-29	Collaterized loan obligation	9.35%	SOFR (Q)	5.00%		01/2036		1,000.0	1,000.0	1,005.0	(5)(12)
OCT66 2022-1	Collaterized loan obligation	12.11%	SOFR (Q)	7.62%		11/2036		937.5	944.5	958.7	(5)(12)
OHACP 2024-17	Collaterized loan obligation	9.40%	SOFR (Q)	5.00%		01/2038		3,000.0	3,000.0	3,007.6	(5)(12)
	Collaterized loan obligation	12.00%				01/2038		2,610.0	2,479.5	2,484.7	(5)(12)
									5,479.5	5,492.3
OKANAGAN 2024-1	Private asset-backed investment	12.55%	SOFR (M)	8.25%		12/2032		30,300.0	30,350.9	30,300.0	(5)(12)
PROSE 2024-3	Private asset-backed investment	8.85%				10/2054		25,000.0	25,000.0	24,526.8	(5)(12)
PXLY 2024-1	Collaterized loan obligation	9.50%	SOFR (Q)	5.00%		01/2037		6,550.0	6,550.0	6,584.1	(5)(12)
RRAM 2022-21	Collaterized loan obligation	12.90%				01/2123		13,070.0	9,606.2	9,613.2	(5)(12)
RRAM 2024-30	Collaterized loan obligation	12.46%				07/2036		7,000.0	6,457.5	6,411.2	(5)(12)
RVRPK 2024-1	Collaterized loan obligation	9.15%	SOFR (Q)	4.80%		01/2038		6,500.0	6,500.0	6,516.3	(5)(12)
SIXST 2021-17	Collaterized loan obligation	11.00%				01/2034		5,550.0	3,787.9	3,582.2	(5)(12)
SIXST 2022-21	Collaterized loan obligation	10.39%	SOFR (Q)	5.75%		10/2037		2,025.0	2,025.0	2,080.0	(5)(12)
SIXST 2024-27	Collaterized loan obligation	9.61%	SOFR (Q)	5.25%		01/2038		1,750.0	1,750.0	1,754.4	(5)(12)
SPEAK 2024-11	Collaterized loan obligation	13.48%				07/2037		4,000.0	3,468.4	3,891.6	(5)(12)
STKPK 2022-1	Collaterized loan obligation	10.81%	SOFR (Q)	6.15%		10/2037		3,375.0	3,375.0	3,448.0	(5)(12)
SYMP 2022-33	Collaterized loan obligation	9.69%	SOFR (Q)	5.35%		01/2038		2,500.0	2,500.0	2,512.5	(5)(12)
SYMP 2022-36	Collaterized loan obligation	11.63%	SOFR (Q)	7.00%		10/2037		1,120.0	1,120.0	1,148.2	(5)(12)
SYMP 2023-40	Collaterized loan obligation	9.67%	SOFR (Q)	5.25%		01/2038		1,500.0	1,500.0	1,507.8	(5)(12)
Texas Debt Capital CLO 2024-II Ltd	Collaterized loan obligation	9.81%	SOFR (Q)	5.25%		01/2037		4,100.0	4,100.0	4,119.2	(5)(12)
THPT 2023-THL	Commercial mortgage-backed security	10.40%				12/2034		5,000.0	4,987.5	5,021.5	(5)(12)
Tikehau Green Diamond II CFO Equity LP (11)	Private asset-backed investment	10.60%	Euribor (Q)	7.75%	12/2024		2,791,938		2,843.8	2,836.0	(5)(12)
Tikehau Ruby CLO Equity LP (11)	Private asset-backed investment	13.06%	Euribor (Q)	10.00%	03/2024		1,613,487		1,342.0	1,271.4	(5)(7)(12)
Tikehau Topaz LP (11)	Private asset-backed investment	13.57%	SOFR (Q)	9.00%	06/2024		2,562,960		2,244.4	2,247.7	(5)(7)(12)
VOYA 2022-3	Collaterized loan obligation	9.12%	SOFR (Q)	4.50%		10/2036		2,000.0	2,000.0	2,050.6	(5)(12)
VOYA 2024-1	Collaterized loan obligation	11.31%	SOFR (Q)	6.65%		04/2037		1,681.9	1,743.9	1,728.4	(5)(12)
WILDPK 2024-1	Collaterized loan obligation	10.33%	SOFR (Q)	5.75%		10/2037		1,117.5	1,117.5	1,142.6	(5)(12)

									478,416.9	483,169.2		8.19%

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Consumer Distribution and Retail
Amazon Holdco Inc.	First lien senior secured loan	6.61%		SOFR (M)	2.25%		09/2031		21,270.9	21,252.7	21,182.2	(2)(5)
Barnes Group Inc.	First lien senior secured loan	7.33%		SOFR (S)	3.00%		12/2031		20,000.0	19,950.0	19,990.0
BGI Purchaser, Inc. (10)	First lien senior secured revolving loan	8.51%		SOFR (Q)	4.00%		05/2030		11,109.8	10,959.5	11,109.8	(2)(7)(12)
	First lien senior secured loan	9.51%		SOFR (Q)	5.00%		05/2031		34,354.4	33,916.5	34,354.4	(2)(7)(12)
										44,876.0	45,464.2
BR PJK Produce, LLC	First lien senior secured loan	10.71%		SOFR (Q)	6.25%		11/2027		2,698.2	2,668.1	2,698.2	(2)(7)(12)
	First lien senior secured loan	10.99%		SOFR (Q)	6.25%		11/2027		457.5	448.1	457.5	(7)(12)
										3,116.2	3,155.7
BradyPlus Holdings, LLC (10)	First lien senior secured loan	9.52%		SOFR (M)	5.00%		10/2029		31,287.1	30,800.2	31,287.1	(2)(7)(12)
	First lien senior secured loan	9.40%		SOFR (Q)	5.00%		10/2029		198.0	190.6	198.0	(2)(7)(12)
										30,990.8	31,485.1
City Line Distributors LLC and City Line Investments LLC (10)	First lien senior secured loan	10.48%		SOFR (M)	6.00%		08/2028		2,767.2	2,716.0	2,767.2	(2)(7)(12)
	Class A units	8.00	% PIK			08/2023		120,151		131.8	131.0	(2)(12)
										2,847.8	2,898.2
Hills Distribution, Inc., Hills Intermediate FT Holdings, LLC and GMP Hills, LP (10)	First lien senior secured revolving loan	8.90%		SOFR (M)	4.50%		11/2029		0.6	0.6	0.6	(2)(7)(12)
	First lien senior secured loan	10.39%		SOFR (M)	6.00%		11/2029		4,641.2	4,576.6	4,641.2	(2)(7)(12)
	Limited partnership interests					11/2023		3,544,000		3,827.5	3,490.8	(2)(12)
										8,404.7	8,132.6
LS Group Opco Acquisition LLC (LS Group PropCo Acquisition LLC)	First lien senior secured loan	7.36%		SOFR (M)	3.00%		04/2031		12,889.6	12,879.9	12,941.9	(2)
Madison Safety & Flow LLC	First lien senior secured loan	7.61%		SOFR (M)	3.25%		09/2031		15,427.5	15,449.8	15,528.7	(2)
Mountaineer Merger Corporation (10)	First lien senior secured revolving loan	9.33%		SOFR (Q)	5.00%		10/2027		8,135.0	7,967.5	7,952.1	(2)(12)
Mr. Greens Intermediate, LLC, Florida Veg Investments LLC, MRG Texas, LLC and Restaurant Produce and Services Blocker, LLC (10)	First lien senior secured revolving loan						05/2029		—	—	—	(2)(7)(8)(12)
	First lien senior secured loan	10.75%		SOFR (M)	6.25%		05/2029		9,331.6	9,127.2	9,331.6	(2)(7)(12)
	Class B limited liability company interest					05/2023		0.04%		100.0	85.8	(2)(12)
										9,227.2	9,417.4
Phoenix YW Buyer, Inc. and Phoenix YW Parent, Inc. (10)	First lien senior secured loan	9.33%		SOFR (M)	5.00%		05/2030		51,123.8	49,909.0	51,123.8	(2)(5)(7)(12)
	Class B common stock	8.00	% PIK			05/2024		2,158		2,158.0	3,833.2	(2)(5)(12)
										52,067.0	54,957.0
Royal Borrower, LLC and Royal Parent, LP (10)	First lien senior secured revolving loan						07/2030		—	—	—	(2)(7)(8)(12)
	First lien senior secured loan	9.77%		SOFR (M)	5.25%		07/2030		18,605.0	18,349.3	18,326.0	(2)(7)(12)
	Class A preferred units	10.00	% PIK			07/2024		2,124,000		2,231.5	3,912.4	(12)
										20,580.8	22,238.4
SCIH Salt Holdings Inc.	First lien senior secured loan	7.57%		SOFR (Q)	3.00%		01/2029		50,091.7	50,093.7	50,173.3	(2)(7)
Worldwide Produce Acquisition, LLC and REP WWP Coinvest IV, L.P. (10)(11)	First lien senior secured revolving loan						01/2029		—	—	—	(2)(7)(8)(12)
	First lien senior secured loan	10.50%		SOFR (Q)	6.25%		01/2029		7,693.9	7,538.2	7,463.0	(2)(7)(12)
	Common units					01/2023		50,000		50.3	11.7	(12)
										7,588.5	7,474.7
										307,292.6	312,991.5		5.30%

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

													% of
						Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)		Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Materials
A-AP Buyer, Inc.	First lien senior secured loan	7.61%		SOFR (M)	3.25%		09/2031		6,032.8	6,027.5	6,070.5	(2)
Berlin Packaging L.L.C.	First lien senior secured loan	7.83%		SOFR (Q)	3.50%		06/2031		14,188.9	14,223.3	14,259.8
BW Holding, Inc.	First lien senior secured loan	8.66%		SOFR (Q)	4.00%		12/2028		14,539.6	13,359.1	12,916.0	(2)(7)
Charter Next Generation, Inc.	First lien senior secured loan	7.53%		SOFR (M)	3.00%		11/2030		46,917.4	46,988.8	47,125.2	(2)(7)
Flexsys Holdings, Inc.	First lien senior secured loan	9.84%		SOFR (Q)	5.25%		11/2028		10,169.2	9,433.8	7,754.0	(2)(7)
Meyer Laboratory, LLC and Meyer Parent, LLC (10)	First lien senior secured loan	9.61%		SOFR (M)	5.25%		02/2030		9,872.3	9,702.5	9,872.3	(2)(7)(12)
	Common units					02/2024		169,000		169.0	185.8	(12)
										9,871.5	10,058.1
Pregis TopCo LLC	First lien senior secured loan	8.36%		SOFR (M)	4.00%		07/2026		26,571.5	26,607.4	26,704.4	(2)
Quikrete Holdings, Inc.	First lien senior secured loan	6.61%		SOFR (M)	2.25%		03/2029		9,476.1	9,476.1	9,465.2	(2)
Ranpak Corp.	First lien senior secured loan	8.85%		SOFR (S)	4.50%		12/2031		8,000.0	7,920.0	7,980.0	(5)(12)
Reagent Chemical & Research, LLC (10)	First lien senior secured revolving loan						04/2030		—	—	—	(2)(7)(8)(12)
	First lien senior secured loan	9.61%		SOFR (M)	5.25%		04/2031		49,891.9	48,990.0	49,891.9	(2)(7)(12)
										48,990.0	49,891.9
Ring Container Technologies Group, LLC	First lien senior secured loan	7.11%		SOFR (M)	2.75%		08/2028		3,069.5	3,076.4	3,074.1	(7)
Touchdown Acquirer Inc.	First lien senior secured loan	7.58%		SOFR (Q)	3.25%		02/2031		2,176.3	2,171.1	2,193.3	(5)
Trident TPI Holdings, Inc.	First lien senior secured loan	8.19%		SOFR (S)	3.75%		09/2028		37,895.9	37,913.8	38,180.2	(2)(7)
USALCO, LLC (10)	First lien senior secured loan	8.36%		SOFR (M)	4.00%		09/2031		23,631.8	23,592.8	23,779.5	(2)(7)
Vobev, LLC and Vobev Holdings, LLC (10)	First lien senior secured revolving loan	9.69%		SOFR (S)	5.00%		04/2028		0.8	0.8	0.8	(2)(7)(12)
	First lien senior secured loan	13.36	% PIK	SOFR (M)	9.00%		03/2025		306.1	288.0	306.1	(2)(12)
	First lien senior secured loan						04/2028		7,702.7	7,370.8	2,310.8	(2)(12)(13)
	Warrant to purchase Class B units					11/2023	04/2028	5,403		—	—	(12)
	Warrant to purchase ordinary shares					04/2023	11/2033	398		—	—	(12)
										7,659.6	2,617.7

										267,311.2	262,069.9		4.44%
Food and Beverage
8th Avenue Food & Provisions, Inc.	First lien senior secured loan	8.22%		SOFR (M)	3.75%		10/2025		10,278.2	10,084.7	10,023.8	(2)
	First lien senior secured loan	9.22%		SOFR (M)	4.75%		10/2025		5,777.9	5,560.9	5,633.4	(7)
										15,645.6	15,657.2
Badia Spices, LLC (10)	First lien senior secured loan	9.07%		SOFR (Q)	4.50%		11/2030		128,571.4	126,384.1	126,321.4	(2)(7)(12)
Chobani, LLC	First lien senior secured loan	7.72%		SOFR (M)	3.25%		10/2027		9,063.8	9,077.9	9,127.2	(2)(7)
	First lien senior secured loan	8.11%		SOFR (M)	3.75%		10/2027		8,803.4	8,801.4	8,866.7
										17,879.3	17,993.9
Demakes Borrower, LLC (10)	First lien senior secured loan	10.45%		SOFR (M)	6.00%		12/2029		11,590.2	11,350.6	11,590.2	(2)(7)(12)
Sugar PPC Buyer LLC (10)	First lien senior secured loan	9.69%		SOFR (M)	5.25%		10/2030		24,812.5	24,398.4	24,812.5	(2)(7)(12)

										195,658.0	196,375.2		3.33%
Consumer Durables and Apparel
760203 N.B. LTD. (10)	First lien senior secured loan	8.80%		CDOR (S)	5.50%		12/2030		20,323.7	19,803.8	19,815.7	(2)(5)(7)(12)
Delta 2 (Lux) Sarl	First lien senior secured loan	6.60%		SOFR (S)	2.00%		09/2031		10,336.2	10,336.2	10,351.7	(2)(5)(7)
	First lien senior secured loan	6.33%		SOFR (Q)	2.00%		09/2031		5,168.1	5,168.1	5,175.8	(5)(7)
										15,504.3	15,527.5
Recess Holdings, Inc.	First lien senior secured loan	9.09%		SOFR (Q)	4.50%		02/2030		20,306.3	20,368.6	20,477.7	(2)(7)
St Athena Global LLC and St Athena Global Holdings Limited (10)	First lien senior secured revolving loan	9.84%		SOFR (Q)	5.25%		06/2029		1,071.0	1,011.4	982.4	(2)(5)(7)(12)
	First lien senior secured loan	9.95%		SONIA (M)	5.25%		06/2030		18,277.2	18,188.6	17,911.6	(2)(5)(7)(12)
	First lien senior secured loan	9.82%		SOFR (Q)	5.25%		06/2030		32,283.6	31,851.2	31,637.9	(2)(5)(7)(12)
										51,051.2	50,531.9
Varsity Brands Holding Co., Inc., Hercules Achievement, Inc. and BCPE Hercules Holdings, LP	First lien senior secured loan	8.27%		SOFR (Q)	3.75%		08/2031		71,048.4	70,749.5	71,066.2	(2)

										177,477.4	177,419.0		3.01%

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Automobiles and Components
Clarios Global LP	First lien senior secured loan	6.86%	SOFR (M)	2.50%		05/2030		12,643.0	12,637.2	12,681.0	(2)
Collision SP Subco, LLC (10)	First lien senior secured revolving loan	10.09%	SOFR (Q)	5.50%		01/2030		52.9	46.8	52.9	(2)(7)(12)
	First lien senior secured loan	10.09%	SOFR (Q)	5.50%		01/2030		4,592.6	4,515.0	4,592.6	(2)(7)(12)
									4,561.8	4,645.5
Dynamo US Bidco Inc.	First lien senior secured loan	8.26%	SOFR (S)	4.00%		10/2031		16,698.9	16,687.5	16,845.0	(2)(5)(12)
LTI Holdings, Inc.	First lien senior secured loan	9.11%	SOFR (M)	4.75%		07/2029		16,729.5	16,497.5	16,737.9	(2)
New ChurcHill HoldCo LLC and Victory Topco, LP (10)	First lien senior secured loan	9.83%	SOFR (Q)	5.50%		11/2029		19,535.4	19,205.7	19,535.4	(2)(7)(12)
	Class A-2 common units				11/2023		23,290		2,329.0	3,976.0	(2)(12)
									21,534.7	23,511.4
Truck-Lite Co., LLC, Ecco Holdings Corp. and Clarience Technologies, LLC (10)	First lien senior secured loan	10.27%	SOFR (Q)	5.75%		02/2031		34,571.4	33,891.7	34,571.4	(2)(7)(12)
	Class A common units				02/2024		1,072		2,636.0	2,767.7	(12)
									36,527.7	37,339.1
Wand Newco 3, Inc.	First lien senior secured loan	7.61%	SOFR (M)	3.25%		01/2031		58,283.7	58,277.9	58,462.6	(2)

									166,724.3	170,222.5		2.88%
Telecommunication Services
Delta Topco, Inc.	First lien senior secured loan	8.20%	SOFR (Q)	3.50%		11/2029		24,871.0	24,877.0	25,051.3	(2)
Expereo USA, Inc. and Ristretto Bidco B.V. (10)	First lien senior secured loan	10.40%	SOFR (Q)	6.00%		12/2030		55,169.4	54,622.7	54,617.7	(2)(5)(7)(12)
QualityTech, LP	First lien senior secured loan	8.02%	SOFR (M)	3.50%		11/2031		22,000.0	21,784.3	22,055.0	(2)(5)(12)
Switch Master Holdco LLC	Private asset-backed investment	7.44%	SOFR (S)	3.00%		12/2025		20,052.0	20,052.0	20,052.0	(12)
	Private asset-backed investment	7.44%	SOFR (M)	3.00%		12/2025		14,357.8	13,937.0	13,998.8	(2)(12)
									33,989.0	34,050.8
Zayo Group Holdings, Inc.	First lien senior secured loan	7.47%	SOFR (M)	3.00%		03/2027		24,912.0	22,657.9	23,282.3	(2)

									157,930.9	159,057.1		2.70%
Transportation
First Student Bidco Inc.	First lien senior secured loan	6.89%	SOFR (S)	2.50%		07/2028		27,959.6	28,059.4	27,984.5	(2)(7)
	First lien senior secured loan	6.89%	SOFR (S)	2.50%		07/2028		7,388.4	7,404.0	7,395.3	(7)
									35,463.4	35,379.8
Nordic Ferry Infrastructure AS	Senior subordinated loan	9.70%	NIBOR (Q)	5.00%		11/2031		58,273.9	59,125.2	57,108.5	(2)(5)(12)
	Senior subordinated loan	7.91%	Euribor (Q)	5.00%		11/2031		57,851.7	57,908.1	56,694.7	(2)(5)(12)
									117,033.3	113,803.2

									152,496.7	149,183.0		2.53%
Energy
CPPIB OVM Member U.S. LLC	First lien senior secured loan	7.58%	SOFR (Q)	3.25%		08/2031		11,213.9	11,168.5	11,284.0	(2)
Freeport LNG investments, LLLP	First lien senior secured loan	7.88%	SOFR (Q)	3.00%		11/2026		39,838.2	39,793.7	39,758.6
	First lien senior secured loan	8.38%	SOFR (Q)	3.50%		12/2028		2,000.0	2,000.0	2,007.2	(7)
									41,793.7	41,765.8
HighPeak Energy, Inc.	First lien senior secured loan	11.98%	SOFR (Q)	7.50%		09/2026		22,500.0	22,178.1	22,500.0	(2)(5)(7)(12)
M6 Etx Holdings II Midco LLC	First lien senior secured loan	8.96%	SOFR (M)	4.50%		09/2029		21,619.3	21,690.0	21,692.6	(2)(7)
Par Petroleum LLC / Par Petroleum Finance Corp	First lien senior secured loan	8.33%	SOFR (Q)	3.75%		02/2030		18,593.3	18,457.9	18,523.6	(2)(7)
Prairie ECI Acquiror LP	First lien senior secured loan	8.61%	SOFR (M)	4.25%		08/2029		11,487.3	11,466.5	11,559.1	(2)
TransMontaigne Operating Company L.P.	First lien senior secured loan	7.61%	SOFR (M)	3.25%		11/2028		17,555.7	17,538.2	17,684.5	(2)(7)

									144,292.9	145,009.6		2.46%

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Technology Hardware and Equipment
ConnectWise, LLC	First lien senior secured loan	8.09%	SOFR (Q)	3.50%		09/2028		46,401.4	46,406.0	46,643.2	(2)(7)
Emerald Debt Merger Sub LLC	First lien senior secured loan	6.93%	SOFR (S)	2.50%		05/2030		21,926.5	21,908.1	21,991.2	(2)
	First lien senior secured loan	6.83%	SOFR (Q)	2.50%		08/2031		20,493.6	20,455.2	20,553.5	(2)
									42,363.3	42,544.7
Excelitas Technologies Corp. (10)	First lien senior secured loan	9.61%	SOFR (M)	5.25%		08/2029		32,500.0	32,500.0	32,500.0	(2)(7)(12)
FL Hawk Intermediate Holdings, Inc. (10)	First lien senior secured loan	8.83%	SOFR (Q)	4.50%		02/2030		7,853.0	7,778.1	7,853.0	(2)(7)(12)
Mirion Technologies, Inc.	First lien senior secured loan	6.58%	SOFR (Q)	2.25%		10/2028		5,149.8	5,151.6	5,164.2	(5)(7)

									134,199.0	134,705.1		2.28%
Independent Power and Renewable Electricity Producers
Alpha Generation LLC	First lien senior secured loan	7.11%	SOFR (M)	2.75%		09/2031		6,982.5	6,965.5	7,022.6
BNZ TopCo B.V. (10)	Senior subordinated loan	8.60%	Euribor (Q)	5.75%		10/2030		11,901.2	11,407.9	11,260.4	(2)(5)(7)(12)
Calpine Corp	First lien senior secured loan	6.12%	SOFR (M)	1.75%		12/2027		6,000.0	5,977.5	5,974.8
EFS Cogen Holdings I LLC	First lien senior secured loan	8.11%	SOFR (Q)	3.50%		10/2031		5,970.0	5,941.1	5,987.4	(2)(7)
Hamilton Projects Acquiror, LLC	First lien senior secured loan	8.11%	SOFR (M)	3.75%		05/2031		4,895.0	4,883.6	4,923.3	(7)
	First lien senior secured loan	7.33%	SOFR (S)	3.00%		05/2031		1,062.5	1,059.8	1,068.6
									5,943.4	5,991.9
Lackawanna Energy Center LLC	First lien senior secured loan	8.61%	SOFR (M)	4.25%		08/2029		9,863.5	9,896.7	9,937.5	(2)(7)
Lightstone Holdco LLC	First lien senior secured loan	10.34%	SOFR (Q)	5.75%		01/2027		6,277.9	6,348.5	6,340.7	(7)
South Field, LLC	First lien senior secured loan	8.08%	SOFR (Q)	3.75%		08/2031		9,848.1	9,829.4	9,905.5	(2)
Talen Energy Supply LLC	First lien senior secured loan	7.02%	SOFR (Q)	2.50%		12/2031		3,500.0	3,495.6	3,508.8	(2)(5)
Thunder Generation	First lien senior secured loan	7.33%	SOFR (Q)	3.00%		10/2031		16,758.0	16,686.1	16,847.0	(2)
Watt Holdco Limited (10)	First lien senior secured loan	8.84%	Euribor (Q)	6.00%		09/2031		2,775.0	2,889.4	2,789.3	(2)(5)(7)(12)
	First lien senior secured loan	10.70%	SONIA (Q)	6.00%		09/2031		1,366.8	1,423.1	1,373.8	(2)(5)(7)(12)
									4,312.5	4,163.1

									86,804.2	86,939.7		1.47%
Household and Personal Products
Silk Holdings III Corp. and Silk Holdings I Corp. (10)	First lien senior secured revolving loan	8.33%	SOFR (Q)	4.00%		05/2029		3,300.3	3,242.2	3,300.3	(2)(7)(12)
	First lien senior secured loan	9.83%	SOFR (Q)	5.50%		05/2029		38,751.2	38,009.1	38,753.1	(2)(7)(12)
	Common stock				05/2023		100		100.0	263.3	(2)(12)
									41,351.3	42,316.7
TCI Buyer LLC and TCI Holdings, LP (10)	First lien senior secured loan	9.09%	SOFR (M)	4.75%		11/2030		23,687.4	23,337.7	23,332.1	(2)(7)(12)
	Common stock				11/2024		16,940		1,694.0	1,694.0	(2)(12)
									25,031.7	25,026.1

									66,383.0	67,342.8		1.14%

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2024

(dollar amounts in thousands)

												% of
					Acquisition	Maturity	Shares/		Amortized			Net
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Date	Date	Units	Principal	Cost	Fair Value		Assets
Real Estate Management and Development
Pallas Funding Trust No.2 (10)	Private asset-backed investment	12.16%	BBSY (M)	7.85%		02/2027		1,323.7	1,385.8	1,323.7	(5)(12)
	Private asset-backed investment	7.45%	BBSY (M)	4.30%		10/2027		756.4	809.4	756.4	(5)(12)
									2,195.2	2,080.1
Pallas NZ Funding Trust No. 1 (10)	Private asset-backed investment	11.49%	BBSY (M)	6.15%		07/2026		1,189.6	1,280.3	1,189.6	(5)(12)
Quintain Investments Holdings Limited (11)	Private asset-backed investment	11.00%			08/2024	08/2031	31,418,350		40,675.9	39,302.8	(5)(12)
	Private asset-backed investment				08/2024		54,289		—	—	(5)(12)
									40,675.9	39,302.8

									44,151.4	42,572.5		0.72%
Data Centers
Iron Mountain Information Management, LLC	First lien senior secured loan	6.36%	SOFR (M)	2.00%		01/2031		9,251.1	9,217.8	9,236.6	(5)
Vantage Data Centers Europe S.a r.l. (10)	Private asset-backed investment	9.61%	Euribor (M)	6.75%		05/2029		1,995.6	2,029.4	1,995.6	(5)(12)

									11,247.2	11,232.2		0.19%
Semiconductors and Semiconductor Equipment
Ultra Clean Holdings, Inc.	First lien senior secured loan	7.61%	SOFR (M)	3.25%		02/2028		5,892.1	5,892.3	5,932.6	(2)(5)

									5,892.3	5,932.6		0.10%
Gas Utilities
CQP Holdco L.P.	First lien senior secured loan	6.33%	SOFR (Q)	2.00%		12/2030		5,000.0	5,021.9	5,005.0	(5)(7)

									5,021.9	5,005.0		0.08%

Total Investments									$11,482,053.0	$11,549,149.4	(14)	195.73%

See accompanying notes to consolidated financial statements.

Derivative Instruments

Foreign currency forward contracts

						Unrealized
	Notional Amount	Notional Amount				Appreciation /
Description	to be Purchased	to be Sold		Counterparty	Settlement Date	(Depreciation)
Foreign currency forward contract	$307,682	NOK	910,877	Wells Fargo Bank, N.A.	January 24, 2025	$2,198
Foreign currency forward contract	$98,069		€95,089	Canadian Imperial Bank of Commerce	January 24, 2025	941
Foreign currency forward contract	$49,967		£39,278	Canadian Imperial Bank of Commerce	August 16, 2027	928
Foreign currency forward contract	$44,113		€42,176	Wells Fargo Bank, N.A.	January 24, 2025	832
Foreign currency forward contract	$21,351		£16,784	Canadian Imperial Bank of Commerce	June 11, 2027	402
Foreign currency forward contract	$20,510	CAD	27,531	Canadian Imperial Bank of Commerce	November 16, 2026	841
Foreign currency forward contract	$20,350	CAD	29,231	Wells Fargo Bank, N.A.	January 24, 2025	9
Foreign currency forward contract	$20,138		€18,133	Wells Fargo Bank, N.A.	March 30, 2027	473
Foreign currency forward contract	$18,890		£15,184	Wells Fargo Bank, N.A.	August 21, 2026	(52)
Foreign currency forward contract	$15,895		£12,458	Wells Fargo Bank, N.A.	January 24, 2025	313
Foreign currency forward contract	$8,569		£6,582	Canadian Imperial Bank of Commerce	January 24, 2025	336
Foreign currency forward contract	$6,165	AUD	9,518	Wells Fargo Bank, N.A.	November 17, 2026	248
Foreign currency forward contract	$5,684		£4,502	Canadian Imperial Bank of Commerce	March 31, 2026	69
Foreign currency forward contract	$4,503	CAD	6,062	Canadian Imperial Bank of Commerce	June 11, 2027	138
Foreign currency forward contract	$4,217		£3,347	Canadian Imperial Bank of Commerce	August 21, 2026	42
Foreign currency forward contract	$2,725		€2,456	Canadian Imperial Bank of Commerce	March 26, 2026	116
Foreign currency forward contract	$2,502	NOK	27,017	Canadian Imperial Bank of Commerce	March 31, 2026	128
Foreign currency forward contract	$2,164		€1,938	Canadian Imperial Bank of Commerce	May 22, 2026	100
Foreign currency forward contract	$1,552		€1,396	Wells Fargo Bank, N.A.	December 17, 2027	17
Foreign currency forward contract	$1,525		€1,396	Wells Fargo Bank, N.A.	December 17, 2026	19
Foreign currency forward contract	$1,422		€1,312	Wells Fargo Bank, N.A.	January 17, 2025	63
Foreign currency forward contract	$1,390	AUD	2,097	Canadian Imperial Bank of Commerce	February 18, 2026	87
Foreign currency forward contract	$1,328	NZD	2,178	Canadian Imperial Bank of Commerce	July 17, 2026	92
Foreign currency forward contract	$1,294	AUD	1,960	Canadian Imperial Bank of Commerce	September 30, 2026	77
Foreign currency forward contract	$1,017	CAD	1,391	Wells Fargo Bank, N.A.	November 16, 2026	24
Foreign currency forward contract	$972		€858	Canadian Imperial Bank of Commerce	March 30, 2027	42
Foreign currency forward contract	$874		£720	Wells Fargo Bank, N.A.	March 31, 2026	(25)
Foreign currency forward contract	$747		€698	Wells Fargo Bank, N.A.	December 17, 2025	10
Foreign currency forward contract	$583		£480	Wells Fargo Bank, N.A.	March 31, 2025	(17)
Foreign currency forward contract	$482		€440	Canadian Imperial Bank of Commerce	March 26, 2025	26
Foreign currency forward contract	$81		€72	Canadian Imperial Bank of Commerce	March 31, 2026	3
Foreign currency forward contract	$51		€45	Canadian Imperial Bank of Commerce	March 31, 2025	3
Foreign currency forward contract	$50		€45	Canadian Imperial Bank of Commerce	June 30, 2025	3
Foreign currency forward contract	$50		€45	Canadian Imperial Bank of Commerce	September 30, 2025	3
Foreign currency forward contract	$49		€44	Canadian Imperial Bank of Commerce	December 29, 2025	3
Foreign currency forward contract	$45		€43	Canadian Imperial Bank of Commerce	January 10, 2025	—
Foreign currency forward contract	$39	NZD	62	Canadian Imperial Bank of Commerce	January 17, 2025	3
Foreign currency forward contract	$37	NZD	60	Canadian Imperial Bank of Commerce	April 17, 2025	3
Foreign currency forward contract	$37	NZD	59	Canadian Imperial Bank of Commerce	July 17, 2025	2
Foreign currency forward contract	$35	NZD	55	Canadian Imperial Bank of Commerce	October 17, 2025	2
Foreign currency forward contract	$34	NZD	54	Canadian Imperial Bank of Commerce	January 20, 2026	2
Foreign currency forward contract	$33	NZD	52	Canadian Imperial Bank of Commerce	April 17, 2026	2
Total						$8,506

Interest rate swaps

									Change in
								Upfront	Unrealized
		Company	Company		Maturity	Notional		Payments/	Appreciation /
Description	Hedged Item	Receives	Pays	Counterparty	Date	Amount	Fair Value	Receipts	(Depreciation)
Interest rate swap	March 2028 Notes	5.700%	SOFR +1.649%	Wells Fargo Bank, N.A.	03/15/2028	$1,000,000	$(1,505)	$—	$(1,505)
Interest rate swap	August 2029 Notes	6.350%	SOFR +2.208%	Wells Fargo Bank, N.A.	08/15/2029	700,000	926	—	926
Interest rate swap	February 2030 Notes	5.600%	SOFR +2.302%	Wells Fargo Bank, N.A.	02/15/2030	750,000	(28,019)	—	(28,019)
Total						$2,450,000	$(28,598)	$—	$(28,598)
(1)	Ares Strategic Income Fund’s (together with its consolidated wholly owned subsidiaries, the “Fund”) portfolio company investments, which as of December 31, 2024 represented 196% of the Fund’s net assets or 95% of the Fund’s total assets, may be subject to legal restrictions on sales.
(2)	These assets are pledged as collateral under the Fund’s or the Fund’s consolidated subsidiaries’ various revolving credit facilities and debt securitization and, as a result, are not directly available to the creditors of the Fund to satisfy any obligations of the Fund other than the obligations under each of the respective facilities and debt securitization (see Note 5).
(3)	Investments without an interest rate are non-income producing.

See accompanying notes to consolidated financial statements.

(4)	As defined in the Investment Company Act, the Fund is deemed to be an “Affiliated Person” because it owns 5% or more of the portfolio company’s outstanding voting securities or it has the power to exercise control over the management or policies of such portfolio company (including through a management agreement). Transactions as of and during the year ended December 31, 2024 in which the issuer was an Affiliated Person of the Fund (but not a portfolio company that the Fund is deemed to Control) are as follows:
For the Year Ended December 31, 2024									As of December 31, 2024
(in thousands) Company	Purchases (cost)	Redemptions (cost)	Sales (cost)	Interest income	Dividend income	Other income	Net realized gains (losses)	Net unrealized gains (losses)	Fair Value
Fitness Ventures Holdings, Inc. and Meaningful Partners Fitness Ventures Co-Investment LP	$49,924.7	$85.2	$—	$1,660.9	$—	$60.7	$1.0	$1,691.4	$51,574.0
OPH NEP Investment, LLC	30,771.7	—	—	2,377.0	—	—	—	2,528.7	35,019.4
	$80,696.4	$85.2	$—	$4,037.9	$—	$60.7	$1.0	$4,220.1	$86,593.4

(5)	This portfolio company is not a qualifying asset under Section 55(a) of the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “Investment Company Act”). Under the Investment Company Act, the Fund may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of the Fund’s total assets. Pursuant to Section 55(a) of the Investment Company Act, 23% of the Fund’s total assets are represented by investments at fair value and other assets that are considered “non-qualifying assets” as of December 31, 2024.
(6)	Variable rate loans to the Fund’s portfolio companies bear interest at a rate that may be determined by reference to the Secured Overnight Financing Rate (“SOFR”) or an alternate base rate (commonly based on the Federal Funds Rate or the Prime Rate), at the borrower’s option, which reset annually (A), semi-annually (S), quarterly (Q), bi-monthly (B), monthly (M) or daily (D). For each such loan, the Fund has provided the interest rate in effect on the date presented.
(7)	Loan includes interest rate floor feature.
(8)	As of December 31, 2024, no amounts were funded by the Fund under this first lien senior secured revolving loan; however, there were letters of credit issued and outstanding through a financial intermediary under the loan. See Note 7 for further information on letters of credit commitments related to certain portfolio companies.
(9)	As of December 31, 2024, in addition to the amounts funded by the Fund under this first lien senior secured revolving loan, there were also letters of credit issued and outstanding through a financial intermediary under the loan. See Note 7 for further information on letters of credit commitments related to certain portfolio companies.
(10)	As of December 31, 2024, the Fund had the following commitments to fund various revolving and delayed draw senior secured loans, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies. Such commitments are subject to the satisfaction of certain conditions set forth in the documents governing these loans and letters of credit and there can be no assurance that such conditions will be satisfied. See Note 7 for further information on revolving and delayed draw loan commitments related to certain portfolio companies.

See accompanying notes to consolidated financial statements.

					Less:
					unavailable
					commitments
				Less:	due to	Total net
	Total revolving			commitments	borrowing base	unfunded
	and delayed			substantially at	or other	revolving and
(in thousands)	draw loan	Less: funded	Total unfunded	discretion	covenant	delayed draw
Portfolio Company	commitments	commitments	commitments	of the Fund	restrictions	commitments
3 Step Sports LLC	$13,584.9	$—	$13,584.9	$—	$—	$13,584.9
760203 N.B. LTD.	4,260.3	—	4,260.3	—	—	4,260.3
Accession Risk Management Group, Inc. and RSC Insurance Brokerage, Inc.	1,122.1	—	1,122.1	—	—	1,122.1
Actfy Buyer, Inc.	15,000.0	—	15,000.0	—	—	15,000.0
Activate Holdings (US) Corp. and CrossPoint Capital AS SPV, LP	1,056.3	—	1,056.3	—	—	1,056.3
ADMA Biologics Inc.	1.0	(0.6)	0.4	—	—	0.4
Aduro Advisors, LLC	16,461.7	—	16,461.7	—	—	16,461.7
Aerin Medical Inc.	7,022.1	—	7,022.1	—	—	7,022.1
AI Titan Parent, Inc.	17,304.7	—	17,304.7	—	—	17,304.7
Airx Climate Solutions, Inc.	14,342.0	—	14,342.0	—	—	14,342.0
Alcami Corporation	547.9	(41.1)	506.8	—	—	506.8
Aldinger Company Inc	5,854.1	—	5,854.1	—	—	5,854.1
AMCP Clean Acquisition Company, LLC	3,386.3	—	3,386.3	—	—	3,386.3
Amerivet Partners Management, Inc. and AVE Holdings LP	3,393.9	—	3,393.9	—	—	3,393.9
Amethyst Radiotherapy Group B.V.	2,070.9	—	2,070.9	—	—	2,070.9
Apex Service Partners, LLC and Apex Service Partners Holdings, LLC	38,389.1	(1,458.5)	36,930.6	—	—	36,930.6
Aptean, Inc. and Aptean Acquiror Inc.	5,819.7	—	5,819.7	—	—	5,819.7
ArchKey Holdings Inc.	2,081.6	—	2,081.6	—	—	2,081.6
Artifact Bidco, Inc.	10,426.1	—	10,426.1	—	—	10,426.1
Artivion, Inc.	18,115.7	(1,983.0)	16,132.7	—	—	16,132.7
Avalign Holdings, Inc. and Avalign Technologies, Inc.	3,440.4	(1,032.1)	2,408.3	—	—	2,408.3
Badia Spices, LLC	21,428.6	—	21,428.6	—	—	21,428.6
Bamboo US BidCo LLC	9,286.2	—	9,286.2	—	—	9,286.2
BCPE Pequod Buyer, Inc.	8,673.6	—	8,673.6	—	—	8,673.6
BGI Purchaser, Inc.	33,329.5	(11,109.8)	22,219.7	—	—	22,219.7
BGIF IV Fearless Utility Services, Inc.	22,688.7	(520.4)	22,168.3	—	—	22,168.3
BNZ TopCo B.V.	20,140.5	—	20,140.5	—	—	20,140.5
Bobcat Purchaser, LLC and Bobcat Topco, L.P.	1,595.7	—	1,595.7	—	—	1,595.7
BradyPlus Holdings, LLC	722.7	—	722.7	—	—	722.7
Broadcast Music, Inc.	5,384.6	—	5,384.6	—	—	5,384.6
Bumble Bidco Limited	3,127.4	—	3,127.4	—	—	3,127.4
Cannon Bridge Designated Activity Company	6,212.7	(1,445.5)	4,767.2	—	—	4,767.2
CBTS TopCo, L.P. and CBTS Borrower, LLC	1,900.0	—	1,900.0	—	—	1,900.0
Celnor Group Limited	1,520.0	—	1,520.0	—	—	1,520.0
Centralsquare Technologies, LLC and Supermoose Newco, Inc.	4,310.3	(97.1)	4,213.2	—	—	4,213.2
Cezanne Bidco	2,041.6	—	2,041.6	—	—	2,041.6
Chillaton Bidco Limited	2,548.0	—	2,548.0	—	—	2,548.0
City Line Distributors LLC and City Line Investments LLC	1.5	—	1.5	—	—	1.5
Cliffwater LLC	1,470.6	—	1,470.6	—	—	1,470.6
Collision SP Subco, LLC	1,383.6	(52.9)	1,330.7	—	—	1,330.7
Coupa Holdings, LLC and Coupa Software Incorporated	410.8	—	410.8	—	—	410.8
CPIG Holdco Inc.	1.0	(0.5)	0.5	—	—	0.5
Cradle Lux Bidco S.A.R.L.	4,455.2	—	4,455.2	—	—	4,455.2
Creek Parent, Inc. and Creek Feeder, L.P.	21,965.8	—	21,965.8	—	—	21,965.8
Databricks, Inc.	721.3	—	721.3	—	—	721.3
Davidson Hotel Company LLC	3,456.0	(593.2)	2,862.8	—	—	2,862.8
Demakes Borrower, LLC	3,292.7	—	3,292.7	—	—	3,292.7
Diamond Mezzanine 24 LLC	18,750.0	(3,750.0)	15,000.0	—	—	15,000.0
Diligent Corporation	12,896.5	(53.5)	12,843.0	—	—	12,843.0
Dorado Bidco, Inc.	7,519.8	(9.5)	7,510.3	—	—	7,510.3
DOXA Insurance Holdings LLC and Rocket Co-Invest, SLP	23,318.6	—	23,318.6	—	—	23,318.6
DP Flores Holdings, LLC	22,210.7	—	22,210.7	—	—	22,210.7
DriveCentric Holdings, LLC	2,346.3	—	2,346.3	—	—	2,346.3
Drogon Bidco Inc. & Drogon Aggregator LP	16,519.3	—	16,519.3	—	—	16,519.3
Duraserv LLC	8,426.8	—	8,426.8	—	—	8,426.8
Echo Purchaser, Inc.	8,750.0	(2,704.5)	6,045.5	—	—	6,045.5
Eclipse Topco, Inc., Eclipse Investor Parent, L.P. and Eclipse Buyer, Inc.	30,382.5	—	30,382.5	—	—	30,382.5
Edmunds Govtech, Inc.	4,224.4	(301.4)	3,923.0	—	—	3,923.0
Empower Payments Investor, LLC	2,674.4	—	2,674.4	—	—	2,674.4
Envisage Management Ltd	3,475.3	—	3,475.3	—	—	3,475.3
Eternal Aus Bidco Pty Ltd	919.8	—	919.8	—	—	919.8
Excel Fitness Consolidator LLC	1,068.6	—	1,068.6	—	—	1,068.6
Excelitas Technologies Corp.	32,500.0	—	32,500.0	—	—	32,500.0
Expereo USA, Inc. and Ristretto Bidco B.V.	19,830.6	—	19,830.6	—	—	19,830.6
Fever Labs, Inc.	20,625.7	(5,974.0)	14,651.7	—	—	14,651.7
Finastra USA, Inc., DH Corporation/Societe DH, and Finastra Europe S.A R.L.	2,349.6	—	2,349.6	—	—	2,349.6
Fitness Ventures Holdings, Inc. and Meaningful Partners Fitness Ventures Co-Investment LP	22,080.8	(2,404.9)	19,675.9	—	—	19,675.9

See accompanying notes to consolidated financial statements.

					Less:
					unavailable
					commitments
				Less:	due to	Total net
	Total revolving			commitments	borrowing base	unfunded
	and delayed			substantially at	or other	revolving and
(in thousands)	draw loan	Less: funded	Total unfunded	discretion	covenant	delayed draw
Portfolio Company	commitments	commitments	commitments	of the Fund	restrictions	commitments
FL Hawk Intermediate Holdings, Inc.	726.1	—	726.1	—	—	726.1
Flint OpCo, LLC	4,020.5	—	4,020.5	—	—	4,020.5
FlyWheel Acquireco, Inc.	1,607.1	(1,071.4)	535.7	—	—	535.7
Focus Financial Partners, LLC	3,394.5	—	3,394.5	—	—	3,394.5
GC Waves Holdings, Inc.	16,548.1	—	16,548.1	—	—	16,548.1
Generator US Buyer, Inc.	2,553.0	—	2,553.0	—	—	2,553.0
Gestion ABS Bidco Inc. / ABS Bidco Holdings Inc.	8,216.8	—	8,216.8	—	—	8,216.8
Global Music Rights, LLC	13,645.8	(1,364.6)	12,281.2	—	—	12,281.2
GS SEER Group Borrower LLC and GS SEER Group Holdings LLC	3,082.9	—	3,082.9	—	—	3,082.9
GSV Purchaser, Inc.	28,221.5	—	28,221.5	—	—	28,221.5
GTCR Everest Borrower, LLC	1,659.6	—	1,659.6	—	—	1,659.6
GTCR F Buyer Corp. and GTCR (D) Investors LP	5,837.5	—	5,837.5	—	—	5,837.5
Guidepoint Security Holdings, LLC	2,659.5	—	2,659.5	—	—	2,659.5
Hakken Midco B.V.	812.5	—	812.5	—	—	812.5
Hanger, Inc.	7,564.0	—	7,564.0	—	—	7,564.0
Harbourvest Global Private Equity Limited	65,000.0	(26,000.0)	39,000.0	—	—	39,000.0
Helios Service Partners, LLC and Astra Service Partners, LLC	5,632.4	(0.2)	5,632.2	—	—	5,632.2
Higginbotham Insurance Agency, Inc. and HIG Intermediate, Inc.	3,277.7	—	3,277.7	—	—	3,277.7
Hills Distribution, Inc., Hills Intermediate FT Holdings, LLC and GMP Hills, LP	256.5	(0.6)	255.9	—	—	255.9
HP RSS Buyer, Inc.	4,279.0	—	4,279.0	—	—	4,279.0
HPCC Parent, Inc. and Patriot Container Corp.	6,155.1	—	6,155.1	—	—	6,155.1
HuFriedy Group Acquisition LLC	7,991.8	(213.1)	7,778.7	—	—	7,778.7
Hyland Software, Inc.	1,102.9	(58.8)	1,044.1	—	—	1,044.1
Icefall Parent, Inc.	735.5	—	735.5	—	—	735.5
IFH Franchisee Holdings, LLC	27,513.7	(11,194.0)	16,319.7	—	—	16,319.7
IGEA BIDCO S.P.A	904.0	—	904.0	—	—	904.0
Indigo Acquisition B.V.	538.7	—	538.7	—	—	538.7
Infinity Home Services HoldCo, Inc., D&S Amalco and IHS Parent Holdings, L.P.	17,461.7	(56.8)	17,404.9	—	—	17,404.9
Internet Truckstop Group LLC	1,990.0	—	1,990.0	—	—	1,990.0
Keystone Agency Partners LLC	3,369.5	(58.8)	3,310.7	—	—	3,310.7
Kings Buyer, LLC	1,529.3	(382.3)	1,147.0	—	—	1,147.0
KPS Global LLC and Cool Group LLC	3,073.6	—	3,073.6	—	—	3,073.6
LBC Woodlands Purchaser LLC and LBC Woodlands Holdings LP	13,171.4	—	13,171.4	—	—	13,171.4
Legends Hospitality Holding Company, LLC and ASM Buyer, Inc.	4,803.5	(806.4)	3,997.1	—	—	3,997.1
Leviathan Intermediate Holdco, LLC and Leviathan Holdings, L.P.	182.2	—	182.2	—	—	182.2
Lightbeam Bidco, Inc.	2,150.8	(0.3)	2,150.5	—	—	2,150.5
LivTech Purchaser, Inc.	5,538.2	—	5,538.2	—	—	5,538.2
Magellan Topco	172.6	—	172.6	—	—	172.6
Mai Capital Management Intermediate LLC	4,611.3	(222.9)	4,388.4	—	—	4,388.4
Medlar Bidco Limited	76,698.1	—	76,698.1	—	—	76,698.1
Metatiedot Bidco OY and Metatiedot US, LLC	3,304.1	(200.2)	3,103.9	—	—	3,103.9
Meyer Laboratory, LLC and Meyer Parent, LLC	5,027.9	—	5,027.9	—	—	5,027.9
Mountaineer Merger Corporation	11,254.0	(8,135.0)	3,119.0	—	—	3,119.0
Mr. Greens Intermediate, LLC, Florida Veg Investments LLC, MRG Texas, LLC and Restaurant Produce and Services Blocker, LLC	5,526.3	(206.5)	5,319.8	—	—	5,319.8
Mustang Prospects Holdco, LLC, Mustang Prospects Purchaser, LLC and Senske Acquisition, Inc.	7,861.5	—	7,861.5	—	—	7,861.5
Netsmart, Inc. and Netsmart Technologies, Inc.	22,120.1	—	22,120.1	—	—	22,120.1
New ChurcHill HoldCo LLC and Victory Topco, LP	12,959.1	—	12,959.1	—	—	12,959.1
Next Holdco, LLC	1,697.6	—	1,697.6	—	—	1,697.6
North Haven Fairway Buyer, LLC, Fairway Lawns, LLC and Command Pest Control, LLC	6,146.2	(234.5)	5,911.7	—	—	5,911.7
North Haven Stack Buyer, LLC	5.0	—	5.0	—	—	5.0
North Star Acquisitionco, LLC and Toucan Bidco Limited	2,550.0	—	2,550.0	—	—	2,550.0
Northwinds Holding, Inc. and Northwinds Services Group LLC	10,936.9	(250.0)	10,686.9	—	—	10,686.9
OakBridge Insurance Agency LLC and Maple Acquisition Holdings, LP	4,092.4	(223.2)	3,869.2	—	—	3,869.2
Orange Barrel Media, LLC/IKE Smart City, LLC	3,284.7	—	3,284.7	—	—	3,284.7
Pallas Funding Trust No.2	353.7	—	353.7	—	—	353.7
Pallas NZ Funding Trust No. 1	1,189.6	(1,189.6)	—	—	—	—
Paragon 28, Inc. and Paragon Advanced Technologies, Inc.	7,072.4	(0.5)	7,071.9	—	—	7,071.9
Paris US Holdco, Inc. & 1001028292 Ontario Inc.	22,095.5	—	22,095.5	—	—	22,095.5
Pathstone Family Office LLC and Kelso XI Tailwind Co-Investment, L.P.	4,783.5	—	4,783.5	—	—	4,783.5

See accompanying notes to consolidated financial statements.

					Less:
					unavailable
					commitments
				Less:	due to	Total net
	Total revolving			commitments	borrowing base	unfunded
	and delayed			substantially at	or other	revolving and
(in thousands)	draw loan	Less: funded	Total unfunded	discretion	covenant	delayed draw
Portfolio Company	commitments	commitments	commitments	of the Fund	restrictions	commitments
PCIA SPV-3, LLC and ASE Royal Aggregator, LLC	4,266.7	—	4,266.7	—	—	4,266.7
PCS MidCo, Inc. and PCS Parent, L.P.	3,088.6	(238.6)	2,850.0	—	—	2,850.0
PestCo Holdings, LLC and PestCo, LLC	2,463.4	—	2,463.4	—	—	2,463.4
Phoenix YW Buyer, Inc. and Phoenix YW Parent, Inc.	7,139.2	—	7,139.2	—	—	7,139.2
Pinnacle MEP Intermediate Holdco LLC and BPCP Pinnacle Holdings, Inc.	9,091.5	(475.5)	8,616.0	—	—	8,616.0
Premiere Buyer, LLC	7,905.4	—	7,905.4	—	—	7,905.4
Priority Waste Holdings LLC, Priority Waste Holdings Indiana LLC and Priority Waste Super Holdings, LLC	2.0	(2.0)	—	—	—	—
PSC Parent, Inc.	17,758.5	(6,017.6)	11,740.9	—	—	11,740.9
PYE-Barker Fire & Safety, LLC	38,875.6	(1,085.7)	37,789.9	—	—	37,789.9
QBS Parent, Inc.	1,490.5	—	1,490.5	—	—	1,490.5
Quick Quack Car Wash Holdings, LLC and KKR Game Changer Co-Invest Feeder II L.P.	16,344.1	—	16,344.1	—	—	16,344.1
Raven Acquisition Holdings, LLC	7,993.5	—	7,993.5	—	—	7,993.5
Reagent Chemical & Research, LLC	8,783.8	(416.4)	8,367.4	—	—	8,367.4
RFS Opco LLC	7,500.0	—	7,500.0	—	—	7,500.0
Royal Borrower, LLC and Royal Parent, LP	14,506.8	(282.5)	14,224.3	—	—	14,224.3
Runway Bidco, LLC	699.8	—	699.8	—	—	699.8
RWA Wealth Partners, LLC	7,610.0	—	7,610.0	—	—	7,610.0
Sapphire Software Buyer, Inc.	6,818.3	—	6,818.3	—	—	6,818.3
Severin Acquisition, LLC	38,323.2	—	38,323.2	—	—	38,323.2
SIG Parent Holdings, LLC	17,108.8	—	17,108.8	—	—	17,108.8
Signia Aerospace, LLC	2,153.8	—	2,153.8	—	—	2,153.8
Silk Holdings III Corp. and Silk Holdings I Corp.	5,940.6	(3,300.3)	2,640.3	—	—	2,640.3
Solar Bidco Limited	1,040.7	—	1,040.7	—	—	1,040.7
Spaceship Purchaser, Inc.	35,017.2	—	35,017.2	—	—	35,017.2
Spark Purchaser, Inc.	2,702.7	—	2,702.7	—	—	2,702.7
St Athena Global LLC and St Athena Global Holdings Limited	5,783.6	(1,071.0)	4,712.6	—	—	4,712.6
Steward Partners Global Advisory, LLC and Steward Partners Investment Advisory, LLC	1,914.5	—	1,914.5	—	—	1,914.5
Sugar PPC Buyer LLC	5,314.4	—	5,314.4	—	—	5,314.4
Sunbit Receivables Trust IV	2,700.0	(1,620.0)	1,080.0	—	—	1,080.0
Sunvair Aerospace Group, Inc. and GB Helios Holdings, L.P.	38,101.9	—	38,101.9	—	—	38,101.9
Superman Holdings, LLC	18,589.5	—	18,589.5	—	—	18,589.5
Supplying Demand, Inc.	18,643.7	—	18,643.7	—	—	18,643.7
SV Newco 2, Inc.	16,259.6	(35.6)	16,224.0	—	—	16,224.0
TCI Buyer LLC and TCI Holdings, LP	18,204.8	—	18,204.8	—	—	18,204.8
The Hiller Companies, LLC	9,245.6	(137.6)	9,108.0	—	—	9,108.0
Transit Technologies LLC	6,332.0	—	6,332.0	—	—	6,332.0
Truck-Lite Co., LLC, Ecco Holdings Corp. and Clarience Technologies, LLC	7,531.4	—	7,531.4	—	—	7,531.4
Truist Insurance Holdings, LLC	4,792.2	—	4,792.2	—	—	4,792.2
TSS Buyer, LLC	1,748.8	—	1,748.8	—	—	1,748.8
United Digestive MSO Parent, LLC and Koln Co-Invest Unblocked, LP	6,742.4	(228.9)	6,513.5	—	—	6,513.5
UP Intermediate II LLC and UPBW Blocker LLC	2,210.2	(70.7)	2,139.5	—	—	2,139.5
USALCO, LLC	2,434.8	—	2,434.8	—	—	2,434.8
Vantage Data Centers Europe S.a r.l.	1,659.6	—	1,659.6	—	—	1,659.6
Vertex Service Partners, LLC and Vertex Service Partners Holdings, LLC	15,299.6	(2,616.1)	12,683.5	—	—	12,683.5
Victors Purchaser, LLC and WP Victors Co-Investment, L.P.	18,651.0	(1,012.6)	17,638.4	—	—	17,638.4
Viper Bidco, Inc.	4,259.3	—	4,259.3	—	—	4,259.3
Vobev, LLC and Vobev Holdings, LLC	604.5	(0.8)	603.7	—	(603.5)	0.2
W.S. Connelly & Co., LLC and WSC Ultimate Holdings, LLC	22,325.9	(7,238.7)	15,087.2	—	—	15,087.2
Watt Holdco Limited	606.8	—	606.8	—	—	606.8
WCI-BXC Purchaser, LLC and WCI-BXC Investment Holdings, L.P.	194.6	—	194.6	—	—	194.6
Wellington Bidco Inc. and Wellington TopCo LP	18,826.7	(1,189.7)	17,637.0	—	—	17,637.0
Wellington-Altus Financial Inc.	1,115.3	—	1,115.3	—	—	1,115.3
World Insurance Associates, LLC and World Associates Holdings, LLC	7,927.6	—	7,927.6	—	—	7,927.6
Worldwide Produce Acquisition, LLC and REP WWP Coinvest IV, L.P.	847.5	(56.8)	790.7	—	—	790.7
WRE Sports Investments LLC	8,806.7	—	8,806.7	—	—	8,806.7
Zinc Buyer Corporation	19,265.6	—	19,265.6	—	—	19,265.6
	$1,669,133.3	$(112,499.3)	$1,556,634.0	$—	$(603.5)	$1,556,030.5

See accompanying notes to consolidated financial statements.

(11)	As of December 31, 2024, the Fund was party to agreements to fund equity investment commitments as follows:

(in thousands) Portfolio Company	Total equity commitments	Less: funded equity commitments	Total unfunded equity commitments	Less: equity commitments substantially at discretion of the Fund	Total net unfunded equity commitments
Constellation Wealth Capital Fund, L.P.	$3,813.5	$(1,935.7)	$1,877.8	$—	$1,877.8
DOXA Insurance Holdings LLC and Rocket Co-Invest, SLP	213.5	—	213.5	—	213.5
GTCR F Buyer Corp. and GTCR (D) Investors LP	23.1	—	23.1	—	23.1
Linden Structured Capital Fund II-A LP	2,572.9	(1,470.7)	1,102.2	—	1,102.2
MidOcean CLO Equity Fund I, LP	1,075.0	—	1,075.0	—	1,075.0
Pathstone Family Office LLC and Kelso XI Tailwind Co-Investment, L.P.	3.6	—	3.6	—	3.6
Quintain Investments Holdings Limited	9,962.0	—	9,962.0	—	9,962.0
Tikehau Green Diamond II CFO Equity LP	2,448.1	—	2,448.1	—	2,448.1
Tikehau Ruby CLO Equity LP	357.2	—	357.2	—	357.2
Tikehau Topaz LP	977.0	—	977.0	—	977.0
Wellington-Altus Financial Inc.	2,768.1	—	2,768.1	—	2,768.1
Worldwide Produce Acquisition, LLC and REP WWP Coinvest IV, L.P.	5.6	—	5.6	—	5.6
	$24,219.6	$(3,406.4)	$20,813.2	$—	$20,813.2

(12)	These investments were valued using unobservable inputs and are considered Level 3 investments. See Note 8 for more information regarding the fair value of the Fund’s investments.
(13)	Loan was on non-accrual status as of December 31, 2024.
(14)	As of December 31, 2024, the estimated net unrealized gain for federal tax purposes was approximately $67.1 million based on a tax cost basis of approximately $11.5 billion. As of December 31, 2024, the estimated aggregate gross unrealized gain for federal income tax purposes was $194.1 million and the estimated aggregate gross unrealized loss for federal income tax purposes was $127.0 million.

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(in thousands)

	For the Years Ended December 31,
	2025	2024	2023
Operations:
Net investment income	$735,445	$324,399	$68,487
Net realized gains	46,490	17,914	6,255
Net unrealized gains (losses)	(297)	63,803	19,297
Net increase in net assets resulting from operations	781,638	406,116	94,039
Distributions to shareholders:
Class I	(662,544)	(283,401)	(45,455)
Class S	(94,459)	(50,450)	(6,445)
Class D	(58,672)	(13,237)	(1,266)
Net decrease in net assets from distributions	(815,675)	(347,088)	(53,166)
Share transactions:
Class I:
Proceeds from shares sold	4,218,581	3,288,851	1,218,909
Share transfers between classes	2,968	945	—
Distributions reinvested	180,681	68,786	8,289
Repurchased shares, net of early repurchase deduction	(741,892)	(58,324)	(78)
Net increase in net assets from share transactions	3,660,338	3,300,258	1,227,120
Class S:
Proceeds from shares sold	526,705	504,882	296,150
Share transfers between classes	(7,221)	(3,298)	—
Distributions reinvested	25,908	10,308	341
Repurchased shares, net of early repurchase deduction	(51,409)	(5,298)	—
Net increase in net assets from share transactions	493,983	506,594	296,491
Class D:
Proceeds from shares sold	514,941	267,907	48,588
Share transfers between classes	4,253	2,353	—
Distributions reinvested	22,816	3,164	222
Repurchased shares, net of early repurchase deduction	(56,946)	—	—
Net increase in net assets from share transactions	485,064	273,424	48,810
Total increase in net assets	4,605,348	4,139,304	1,613,294
Net assets, beginning of period	5,900,696	1,761,392	148,098
Net assets, end of period	$10,506,044	$5,900,696	$1,761,392

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years Ended December 31,
	2025	2024	2023
OPERATING ACTIVITIES:
Net increase in net assets resulting from operations	$781,638	$406,116	$94,039
Adjustments to reconcile net increase in net assets resulting from operations:
Net realized gains on investments and foreign currency transactions	(46,490)	(17,914)	(6,255)
Net unrealized (gains) losses on investments and foreign currency transactions	297	(63,803)	(19,297)
Net (gain) loss on interest rate swaps accounted for as hedge instruments and the related hedged items	(1,532)	278	—
Net accretion of discount on investments	(36,193)	(16,606)	(4,319)
PIK interest	(70,285)	(21,958)	(2,158)
Collections of PIK interest	327	—	—
PIK dividends	(16,519)	(4,134)	(277)
Collections of PIK dividends	2,776	—	—
Amortization of debt issuance costs	17,769	6,953	1,841
Accretion of discount on notes payable	7,440	707	—
Amortization of offering costs	1,705	3,864	4,009
Purchases of investments	(18,462,102)	(10,183,079)	(3,092,622)
Proceeds from repayments or sales of investments	7,371,003	2,427,677	754,845
Changes in operating assets and liabilities:
Interest receivable	(102,115)	(91,904)	(15,552)
Other assets	(49,401)	(40,965)	(18,677)
Base management fee payable	5,398	4,421	1,851
Income based fee payable	18,024	11,224	4,606
Capital gains incentive fee payable	5,821	10,162	3,162
Interest and facility fees payable	79,961	56,792	1,656
Interest rate swap collateral payable	132,500	4,650	—
Accounts payable and other liabilities	24,264	33,242	5,081
Net cash used in operating activities	(10,335,714)	(7,474,277)	(2,288,067)
FINANCING ACTIVITIES:
Borrowings on debt	14,617,865	8,777,313	1,535,449
Repayments of debt	(8,060,280)	(4,908,317)	(825,100)
Debt issuance costs	(50,751)	(47,375)	(10,851)
Net proceeds from issuance of common shares	5,260,227	4,061,640	1,563,647
Repurchased shares, net of early repurchase deduction	(850,247)	(63,622)	(78)
Distributions to shareholders	(550,131)	(232,907)	(30,445)
Secured borrowing, net	240,465	—	—
Net cash provided by financing activities	10,607,148	7,586,732	2,232,622
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	271,434	112,455	(55,445)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF PERIOD	170,427	57,972	113,417
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	$441,861	$170,427	$57,972
Supplemental Information:
Interest paid during the period	$422,344	$119,598	$21,609
Distributions declared and payable during the period	$815,675	$347,088	$53,166

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025

(in thousands, except per share data, percentages and as otherwise indicated;

for example, with the word “million” or otherwise)

1. ORGANIZATION

Ares Strategic Income Fund (together with its consolidated subsidiaries, the “Fund”) is a Delaware statutory trust formed on March 15, 2022. The Fund is a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “Investment Company Act”). The Fund has elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”) and operates in a manner so as to qualify for the tax treatment applicable to RICs.

The Fund is externally managed by Ares Capital Management LLC (“Ares Capital Management” or the Fund’s “investment adviser”), a subsidiary of Ares Management Corporation (“Ares Management” or “Ares”), a publicly traded, leading global alternative investment manager, pursuant to an investment advisory and management agreement. Ares Operations LLC (“Ares Operations” or the Fund’s “administrator”), a subsidiary of Ares Management, provides certain administrative and other services necessary for the Fund to operate.

The Fund’s investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. The Fund seeks to invest primarily in first lien senior secured loans, second lien senior secured loans, subordinated secured and unsecured loans, subordinated loans (which in some cases include equity and/or preferred components) and other types of credit instruments which may include commercial real estate mezzanine loans, real estate mortgages, distressed investments, securitized products, notes, bills, debentures, bank loans, convertible and preferred securities, infrastructure debt and government and municipal obligations, made to or issued by U.S. middle-market companies, which the Fund generally defines as companies with annual EBITDA between $10 million and $250 million. As used herein, EBITDA represents annual net income before net interest expense, income tax expense, depreciation and amortization. The Fund expects that a majority of its investments will be in directly originated loans. For cash management and other purposes, the Fund also invests in broadly syndicated loans and other more liquid credit investments, including in publicly traded debt instruments and other instruments that are not directly originated. The Fund primarily invests in illiquid and restricted investments, and while most of the Fund’s investments are expected to be in private U.S. companies (the Fund generally has to invest at least 70% of its total assets in “qualifying assets,” including private U.S. companies), the Fund may also invest from time to time in non-U.S. companies. The Fund’s portfolio may also include equity securities such as common stock, preferred stock, warrants or options, which may be obtained as part of providing a broader financing solution. Under normal circumstances, the Fund will invest directly or indirectly at least 80% of its total assets (net assets plus borrowings for investment purposes) in debt instruments of varying maturities.

Beginning in November 2022 and ending on January 30, 2023, the Fund entered into agreements with several investors pursuant to which such investors committed to purchase the Fund’s Class I shares (the “Private Placement”). The Private Placement was conducted pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) of Regulation D promulgated under the Securities Act and was thus exempt from registration under the Securities Act as it was made only to investors (or advisors and/or managers of such investors) with whom the Fund’s investment adviser had substantive pre-existing relationships, as each of such investors (or such investor’s advisors and/or managers) was known by the Fund’s investment adviser (or persons acting on the Fund’s investment adviser’s behalf) due to a prior investment relationship with entities affiliated with Ares Management, and who are “accredited investors” pursuant to Rule 501(a) under the Securities Act.

Pursuant to such agreements entered into between the Fund and each investor in connection with the Private Placement, the investors participating in the Private Placement (the “Private Placement Investors”) committed to purchase Class I shares at an initial offering price of $25.00 per share, to be adjusted following the initial drawdown of such Private Placement Investors’ subscriptions to a price equal to the net asset value (“NAV”) per share as of the most recently completed month-end prior to the date of such drawdown.

On April 17, 2023, the Fund was granted an exemptive relief order from the Securities and Exchange Commission (the “SEC”) that permits the Fund to offer to sell any combination of three classes of its common shares, including Class S shares, Class D shares and Class I shares (“Common Shares”). The Fund publicly offers its Common Shares on a continuous basis, pursuant to an offering registered with the SEC (the “Offering”). The share classes have different ongoing shareholder servicing and/or distribution fees. Prior to receiving the exemptive relief order, the Fund only offered and sold Class I shares and did not offer any Class S shares or Class D shares. The purchase price per share for each class of Common Shares equals the Fund’s NAV per share, as of the day preceding the effective date of the monthly share purchase. The Offering is a “best efforts” offering, which means that the Intermediary Manager (as defined below) for the Offering will use its best efforts to sell Common Shares, but is not obligated to purchase or sell any specific amount of Common Shares. The Fund also engages in offerings of its unregistered Common Shares to non-U.S. investors pursuant to Section 4(a)(2) of the Securities Act and Regulation S promulgated under the Securities Act.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”), and include the accounts of the Fund and its consolidated subsidiaries. The Fund is an investment company following accounting and reporting guidance in Accounting Standards Codification (“ASC”) 946, Financial Services—Investment Companies. The consolidated financial statements reflect all adjustments and reclassifications that, in the opinion of management, are necessary for the fair presentation of the results of operations and financial condition as of and for the periods presented. All significant intercompany balances and transactions have been eliminated.

The Fund reclassified certain prior period amounts in the accompanying consolidated statement of assets and liabilities and consolidated statements of operations to conform to its current period presentation. The Fund separately disclosed “interest rate swap collateral payable” and “deferred tax liabilities” from “accounts payable and other liabilities” in the accompanying consolidated statements of assets and liabilities. In addition, the Fund separately disclosed “net change in deferred tax liabilities” from “net unrealized gains (losses) from investments” in the accompanying consolidated statements of operations. These reclassifications had no impact on prior periods’ net income or net assets.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include funds from time to time deposited with financial institutions and short-term, liquid investments in a money market account. Cash and cash equivalents are carried at cost which approximates fair value.

Restricted cash primarily relates to cash held as collateral for interest rate swaps.

The following table provides a reconciliation of cash, cash equivalents and restricted cash in the consolidated statements of assets and liabilities to the total amount shown at the end of the applicable period in the consolidated statements of cash flows:

	As of December 31,
	2025	2024
Cash and cash equivalents	$304,711	$165,777
Restricted cash	137,150	4,650
Total cash, cash equivalents and restricted cash	$441,861	$170,427

Concentration of Credit Risk

The Fund places its cash and cash equivalents with financial institutions and, at times, cash held in depository or money market accounts may exceed the Federal Deposit Insurance Corporation insured limit.

Investments

Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. Unrealized gains or losses primarily reflect the change in investment values, including the reversal of previously recorded unrealized gains or losses when gains or losses are realized.

Pursuant to Rule 2a-5 under the Investment Company Act, the Fund’s board of trustees designated the Fund’s investment adviser as the Fund’s valuation designee (the “Valuation Designee”) to perform fair value determinations for investments held by the Fund without readily available market quotations, subject to the oversight of the Fund’s board of trustees. All investments are recorded at their fair value.

Investments for which market quotations are readily available are typically valued at such market quotations. In order to validate market quotations, the Valuation Designee looks at a number of factors to determine if the quotations are representative of fair value, including the source and nature of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available are valued monthly at fair value as determined in good faith by the Valuation Designee, subject to the oversight of the Fund’s board of trustees, based on, among other things, the input of the Fund’s independent third-party valuation providers (“IVPs”) that have been engaged to support the valuation of such portfolio investments at least monthly, beginning as of the third quarter after origination (with certain de minimis exceptions) and under the valuation policy and a consistently applied valuation process. In addition, the Fund’s independent registered public accounting firm obtains an understanding of, and performs select procedures relating to, the Fund’s valuation process within the context of performing the Fund’s financial statement audit.

Investments in the Fund’s portfolio that do not have a readily available market are valued at fair value as determined in good faith by the Valuation Designee, as described herein. As part of the valuation process for investments that do not have readily available market prices, the Valuation Designee may take into account the following types of factors, if relevant, in determining the fair value of the Fund’s investments: the enterprise value of a portfolio company (the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time), the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to any similar publicly traded securities, changes in the interest rate environment and the credit markets, which may affect the price at which similar investments would trade in their principal markets and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent sale occurs, the Valuation Designee considers the pricing indicated by the external event to corroborate its valuation.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Fund’s investments may fluctuate from period to period. Additionally, the fair value of the Fund’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Fund may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Fund was required to liquidate a portfolio investment in a forced or liquidation sale, the Fund could realize significantly less than the value at which the Fund has recorded it. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned.

The Valuation Designee, subject to the oversight of the Fund’s board of trustees, undertakes a multi‑step valuation process each quarter, as described below:

●	The Fund’s quarterly valuation process begins with a preliminary valuation being prepared by the investment professionals responsible for the portfolio investment in conjunction with the Fund’s portfolio management team and valuation team.
●	Preliminary valuations are reviewed and discussed by the valuation committee of the Valuation Designee.
●	When a portfolio investment is reviewed by an IVP:

●	Relevant information related to the portfolio investment is made available by the Valuation Designee to the IVP, who does not independently verify such information.
●	The IVP reviews and analyzes the information provided by the Valuation Designee, along with relevant market and economic data, and independently determines a range of values for the portfolio investment.
●	The IVP provides its analysis to the Valuation Designee to support the IVP’s valuation methodology and calculations.
●	The valuation committee of the Valuation Designee determines the fair value of each investment in the Fund’s portfolio without a readily available market quotation in good faith based on, among other things, the input of the IVPs, where applicable.
●	When a portfolio investment is reviewed by an IVP, a positive assurance opinion or independent valuation report is issued by the IVP that confirms the fair value determined by the Valuation Designee for the portfolio investment is within the range of values independently calculated by such IVP.

When the Valuation Designee determines the Fund’s NAV as of the last day of a month that is not also the last day of a calendar quarter, the Valuation Designee updates the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, the Valuation Designee will generally value such assets at the most recent quarterly valuation unless the Valuation Designee determines that a significant observable change has occurred since the most recent quarter end with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If the Valuation Designee determines such a change has occurred with respect to one or more investments, the Valuation Designee will determine whether to update the value for each relevant investment. See Note 8 for more information on the Fund’s valuation process.

Interest Income Recognition

Interest income is recorded on an accrual basis and includes the accretion of discounts, amortization of premiums and payment-in-kind (“PIK”) interest. Discounts from and premiums to par value on investments purchased are accreted/amortized into interest income over the life of the respective security using the effective yield method. To the extent loans contain PIK provisions, PIK interest, computed at the contractual rate specified in each applicable agreement, is accrued and recorded as interest income and added to the principal balance of the loan. PIK interest income added to the principal balance is generally collected upon repayment of the outstanding principal. To maintain the Fund’s tax treatment as a RIC, this non-cash source of income must be paid out to shareholders in the form of distributions for the year the income was earned, even though the Fund has not yet collected the cash. The amortized cost of investments represents the original cost adjusted for any accretion of discounts, amortization of premiums and PIK interest.

Loans are generally placed on non-accrual status when principal or interest payments are past due 30 days or more or when there is reasonable doubt that principal or interest will be collected in full. Accrued and unpaid interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon the Fund’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest are paid or there is no longer any reasonable doubt that such principal or interest will be collected in full and, in the Fund’s judgment, are likely to remain current. The Fund may make exceptions to this policy if the loan has sufficient collateral value (i.e., typically measured as enterprise value of the portfolio company) or is in the process of collection.

Equity investments in a collateralized loan obligation (“CLO”) recognize interest income by utilizing an effective interest methodology based upon an effective yield to maturity utilizing projected cash flows, in accordance with ASC 325 - 40, Beneficial Interest in Securitized Financial Assets.

Dividend Income Recognition

Dividend income on preferred equity is recorded on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded portfolio companies. To the extent a preferred equity contains PIK provisions, PIK dividends, computed at the contractual rate specified in each applicable agreement, are accrued and recorded as dividend income and added to the principal balance of the preferred equity. PIK dividends added to the principal balance are generally collected upon redemption of the equity.

Other Income

Other income includes amendment fees that are fixed based on contractual terms and are generally non-recurring and non-refundable and are recognized as revenue when earned upon closing of the related transaction. Other income also includes fees for management and consulting services, loan guarantees, commitments and other services rendered by the Fund to portfolio companies. Such fees are fixed based on contractual terms and are recognized as income as services are rendered.

Foreign Currency Translation

The Fund’s books and records are maintained in U.S. dollars. Any foreign currency amounts are translated into U.S. dollars on the following basis:

(1)	Fair value of investment securities, other assets and liabilities—at the exchange rates prevailing at the end of the period.
(2)	Purchases and sales of investment securities, income and expenses—at the exchange rates prevailing on the respective dates of such transactions, income or expenses.

Results of operations based on changes in foreign exchange rates are separately disclosed in the consolidated statements of operations, if any. Foreign security and currency translations may involve certain considerations and risks not typically associated with investing in U.S. companies and U.S. government securities. These risks include, but are not limited to, currency fluctuations and revaluations and future adverse political, social and economic developments, which could cause investments in foreign markets to be less liquid and prices more volatile than those of comparable U.S. companies or U.S. government securities.

Derivative Instruments

The Fund follows the guidance in ASC Topic 815, Derivatives and Hedging, when accounting for derivative instruments. The Fund designated certain interest rate swaps as hedging instruments in a qualifying fair value hedge accounting relationship, and as a result, the change in fair value of the hedging instruments and hedged items are recorded in interest expense and recognized as components of “interest and credit facility fees” in the Fund’s consolidated statements of operations. The change in fair value of the interest rate swaps is offset by a change in the carrying value of the corresponding fixed rate debt. For all other derivatives, the Fund does not utilize hedge accounting and as such values its derivatives at fair value with the unrealized gains or losses recorded in “net unrealized gains (losses) from foreign currency transactions” in the Fund’s consolidated statements of operations.

Offering Expenses

Costs associated with the offering of Common Shares of the Fund are capitalized as deferred offering expenses and included in other assets on the consolidated statements of assets and liabilities and amortized over a twelve-month period from incurrence.

Debt Issuance Costs

Debt issuance costs are amortized over the life of the related debt instrument using the straight line method or the effective yield method, depending on the type of debt instrument.

Secured Borrowing

In connection with certain investments, the Fund may enter into a secured borrowing arrangement, whereby the obligations of the Fund under such arrangement are secured by the Fund’s investment in the underlying portfolio company. Secured borrowings are recorded as a liability on the Fund’s consolidated statements of assets and liabilities as required by GAAP and are carried at amortized cost.

Income Taxes

The Fund has elected to be treated as a RIC under the Code and operates in a manner so as to qualify for the tax treatment applicable to RICs. To qualify for tax treatment as a RIC, the Fund must, among other requirements, meet certain source-of-income and asset diversification requirements and timely distribute to its shareholders at least 90% of its investment company taxable income, as defined by the Code, for each year. The Fund has made and intends to continue to make the requisite distributions to its shareholders, which will generally relieve the Fund from U.S. federal corporate-level income taxes.

Depending on the level of taxable income earned in a tax year, the Fund may choose to carry forward taxable income in excess of current year distributions from such current year taxable income into the next tax year and pay a 4% excise tax on such income, as required. To the extent that the Fund determines that its estimated current year taxable income will be in excess of estimated distributions for the current year from such income, the Fund accrues excise tax, if any, on estimated excess taxable income as such taxable income is earned.

The Fund may hold certain portfolio company investments through consolidated taxable subsidiaries. Such subsidiaries may be subject to U.S. federal and state corporate-level income taxes. These consolidated subsidiaries recognize deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences between the tax basis of certain assets and liabilities and the reported amounts included in the accompanying consolidated statements of assets and liabilities using the applicable statutory tax rates in effect for the year in which any such temporary differences are expected to reverse. The Fund recorded deferred tax liabilities in the accompanying consolidated statements of assets and liabilities and net change in deferred tax liabilities in the accompanying consolidated statements of operations for certain of the Fund’s taxable consolidated subsidiaries.

Distributions

To the extent that the Fund has taxable income available, the Fund intends to make monthly distributions to its shareholders. Distributions to shareholders are recorded on the record date. All distributions will be paid at the sole discretion of the board of trustees and will depend on the Fund’s earnings, financial condition, maintenance of the Fund’s tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as the board of trustees may deem relevant from time to time. Although the gross distribution per share is generally equivalent for each share class, the net distribution for each share class is reduced for any class specific expenses, including shareholder servicing and/or distribution fees, if any.

The Fund has adopted a distribution reinvestment plan (“distribution reinvestment plan”), pursuant to which the Fund will not reinvest cash distributions declared by the board of trustees on behalf of the Fund’s shareholders unless such shareholders elect for their shares to be automatically reinvested. As a result, if the board of trustees authorizes, and the Fund declares, a cash distribution, then the Fund’s shareholders who have opted into the Fund’s distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares, rather than receiving the cash distribution. Distributions on fractional shares will be credited to each participating shareholder’s account. The purchase price for shares issued under the Fund’s distribution reinvestment plan will be equal to the most recent available NAV per share for such shares at the time the distribution is payable.

Segment Reporting

In accordance with ASC Topic 280 - Segment Reporting (“ASC 280”), the Fund has determined that it has a single operating and reporting segment. As a result, the Fund’s segment accounting policies are the same as described herein and the Fund does not have any intra-segment sales and transfers of assets.

Use of Estimates in the Preparation of the Consolidated Financial Statements

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of actual and contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income or loss and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation of investments.

Recent Accounting Pronouncements

The Fund considers the applicability and impact of all accounting standard updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”). ASUs not listed were assessed by the Fund and either determined to be not applicable or expected to have minimal impact on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which intends to improve the transparency of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. The Fund adopted ASU 2023-09 on January 1, 2025 and concluded that the adoption of this guidance did not have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (“ASU 2024-03”), which requires disaggregated disclosure of certain costs and expenses, including purchases of inventory, employee compensation, depreciation, amortization and depletion, within relevant income statement captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning with the first quarter ended March 31, 2028. Early adoption and retrospective application is permitted. The Fund is currently assessing the impact of this guidance, however, the Fund does not expect a material impact on its consolidated financial statements.

3. AGREEMENTS

Investment Advisory and Management Agreement

The Fund is party to an investment advisory and management agreement (the “investment advisory and management agreement”) with Ares Capital Management. Subject to the overall supervision of the Fund’s board of trustees and in accordance with the Investment Company Act, Ares Capital Management provides investment advisory and management services to the Fund. For providing these services, Ares Capital Management receives fees from the Fund consisting of a base management fee and an incentive fee. The cost of both the base management fee and the incentive fee is ultimately borne by the Fund’s shareholders. Without payment of any penalty, the Fund has the right to terminate the investment advisory and management agreement upon 60 days’ written notice, and Ares Capital Management has the right to terminate the agreement upon 120 days’ written notice.

The base management fee is payable monthly in arrears at an annual rate of 1.25% of the value of the Fund’s net assets as of the beginning of the first calendar day of the applicable month. For purposes of the investment advisory and management agreement, “net assets” means the Fund’s total assets less liabilities, determined on a consolidated basis in accordance with GAAP.

The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of the Fund’s income and a portion is based on a percentage of the Fund’s capital gains, each as described below.

(i)Income Based Fee

The portion of the incentive fee based on the Fund’s income is based on pre-incentive fee net investment income, as defined in the investment advisory and management agreement, for the quarter. Pre-incentive fee net investment income means, as the context requires, either the dollar value of, or percentage rate of return on the value of the Fund’s net assets in accordance with GAAP at the end of the immediately preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from portfolio companies) accrued during the calendar quarter, minus the Fund’s operating expenses accrued for the quarter (including the base management fee, expenses payable under the administration agreement entered into between the Fund and the Fund’s administrator, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee and any shareholder servicing and/or distribution fees).

Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as market or original issue discount, debt investments with PIK interest, preferred stock with PIK dividends and zero coupon securities), accrued income that the Fund has not yet received in cash. The Fund’s investment adviser is not under any obligation to reimburse the Fund for any part of the income based fee it receives that are based on accrued income that the Fund never actually receives. Pre-incentive fee net investment income is not adjusted for incentive fee payments or any shareholder servicing and/or distribution fee payments by holders of Class S shares and Class D shares. Accordingly, pre-incentive fee net investment income may be calculated on higher amounts of income than the Fund may ultimately realize and that may ultimately be distributed to common shareholders.

Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from pre-incentive fee net investment income. See “Expense Support and Conditional Reimbursement Agreement” below. Because of the structure of the income based fee, it is possible that the Fund may pay such fees in a quarter where it incurs a loss. For example, if the Fund receives pre-incentive fee net investment income in excess of the hurdle rate for a quarter, the Fund will pay the applicable income based fee even if the Fund has incurred a loss in that quarter due to realized and/or unrealized losses.

Pre-incentive fee net investment income, expressed as a rate of return on the value of the Fund’s net assets at the end of the immediately preceding quarter, is compared to a “hurdle rate” of return of 1.25% per quarter (5.0% annualized).

The Fund pays its investment adviser an income based fee quarterly in arrears with respect to the Fund’s pre-incentive fee net investment income in each calendar quarter as follows:

●	No incentive fee based on pre-incentive fee net investment income in any calendar quarter in which the Fund’s pre-incentive fee net investment income does not exceed the hurdle rate of 1.25% per quarter (5.00% annualized);
●	100% of the dollar amount of Fund’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than a rate of return of 1.43% (5.72% annualized). This portion of the pre-incentive fee net investment income (which exceeds the hurdle rate but is less than 1.43%) is referred to as the “catch-up”. The “catch-up” is meant to provide the Fund’s investment adviser with 12.5% of the pre-incentive fee net investment income as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and
●	12.5% of the dollar amount of the Fund’s pre-incentive fee net investment income, if any, that exceeds a rate of return of 1.43% (5.72% annualized). This reflects that once the hurdle rate is reached and the catch-up is achieved, 12.5% of all pre-incentive fee net investment income thereafter are allocated to the investment adviser.

(ii)Capital Gains Incentive Fee

The second component of the incentive fee, the capital gains incentive fee, is payable in arrears at the end of each calendar year in an amount equal to 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, as calculated in accordance with GAAP, less the aggregate amount of any previously paid capital gains incentive fee.

Notwithstanding the foregoing, if the Fund is required by GAAP to record an investment at its fair value as of the time of acquisition instead of at the actual amount paid for such investment by the Fund (including, for example, as a result of the application of the asset acquisition method of accounting), then solely for the purposes of calculating the capital gains incentive fee, the “accreted or amortized cost basis” of an investment shall be an amount (the “Contractual Cost Basis”) equal to (1) (x) the actual amount paid by the Fund for such investment plus (y) any amounts recorded in the Fund’s consolidated financial statements as required by GAAP that are attributable to the accretion of such investment plus (z) any other adjustments made to the cost basis included in the Fund’s consolidated financial statements, including PIK interest or additional amounts funded (net of repayments) minus (2) any amounts recorded in the Fund’s consolidated financial statements as required by GAAP that are attributable to the amortization of such investment, whether such calculated Contractual Cost Basis is higher or lower than the fair value of such investment (as determined in accordance with GAAP) at the time of acquisition.

Each year, the fee paid for the capital gains incentive fee is net of the aggregate amount of any previously paid capital gains incentive fee for all prior periods. In no event will the capital gains incentive fee payable pursuant to the investment advisory and management agreement be in excess of the amount permitted by the Investment Advisers Act of 1940, as amended, including Section 205 thereof. If the investment advisory and management agreement shall terminate as of a date that is not a calendar year end, the termination shall be treated as though it were a calendar year end for purposes of calculating and paying a capital gains incentive fee.

The fees that are payable under the investment advisory and management agreement will be appropriately prorated for any partial period and adjusted for any share issuances or repurchases during the relevant period.

The base management fee, income based fee and capital gains incentive fee for the years ended December 31, 2025, 2024 and 2023 were as follows:

	For the Years Ended December 31,
	2025	2024	2023
Base management fee	$110,940	$46,991	$9,713
Income based fee	$104,134	$43,324	$7,622
Capital gains incentive fee(1)	$5,821	$10,219	$3,162
(1)	Calculated in accordance with GAAP as discussed below.

There was no capital gains incentive fee payable to the Fund’s investment adviser as calculated under the investment advisory and management agreement for the years ended December 31, 2025 and 2024. There was $56 of capital gains incentive fee payable to the Fund’s investment adviser as calculated under the investment advisory and management agreement for the year ended December 31, 2023. In addition, in accordance with GAAP, the Fund had cumulatively accrued a capital gains incentive fee of $19,145 as of December 31, 2025. GAAP requires that the capital gains incentive fee accrual consider the cumulative aggregate unrealized capital appreciation in the calculation, as a capital gains incentive fee would be payable if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the investment advisory and management agreement. This GAAP accrual is calculated using the aggregate cumulative realized capital gains and losses and aggregate cumulative unrealized capital depreciation included in the calculation of the capital gains incentive fee plus the aggregate cumulative unrealized capital appreciation, net of any expense associated with cumulative unrealized capital depreciation or appreciation. If such amount is positive at the end of a period, then GAAP requires the Fund to record a capital gains incentive fee equal to 12.5% of such cumulative amount, less the aggregate amount of actual capital gains incentive fee paid or capital gains incentive fee accrued under GAAP in all prior periods. As of December 31, 2025, the Fund has paid capital gains incentive fee since inception totaling $56. The resulting accrual for any capital gains incentive fee under GAAP in a given period may result in an additional expense if such cumulative amount is greater than in the prior period or a reversal of previously recorded expense if such cumulative amount is less than in the prior period. If such cumulative amount is negative, then there is no accrual. There can be no assurance that such unrealized capital appreciation will be realized in the future.

The services of all investment professionals and staff of the Fund’s investment adviser, when and to the extent engaged in providing investment advisory and management services to the Fund, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by the Fund’s investment adviser. Under the investment advisory and management agreement, the Fund bears all other costs and expenses of its operations and transactions, including, but not limited to, those relating to: organization and offering expenses of the Fund associated with the Offering, as provided for in Financial Industry Regulatory Authority, Inc. (“FINRA”) Conduct Rule 2310(a)(12) (but excluding any shareholder servicing and/or distribution fees); calculation of the Fund’s NAV (including the cost and expenses of any IVP or pricing services); expenses incurred by the Fund’s investment adviser payable to third parties, including agents, consultants or other advisers, in monitoring the Fund’s financial and legal affairs and in monitoring the Fund’s investments (including the cost of consultants hired to develop information technology systems designed to monitor the Fund’s investments) and performing due diligence on the Fund’s prospective portfolio companies; interest payable on indebtedness, if any, incurred to finance the Fund’s investments; offerings of the Fund’s Common Shares and other securities; the costs of effecting any repurchases of the Common Shares and the Fund’s other securities; investment advisory fees, including any management fee and incentive fee, payable under the investment advisory and management agreement; administration fees, if any, payable under the administration agreement; fees payable, if any, under any intermediary manager or selected intermediary agreements; shareholder servicing and/or distribution fees payable under the Fund’s distribution and shareholder servicing plan adopted pursuant to Rule 12b-1 under the Investment Company Act; fees payable to third parties, including agents, consultants or other advisers, relating to, or associated with, evaluating and making investments (including payments to third party vendors for financial information services); transfer agent, escrow agent and custodial fees and expenses; federal and state registration fees; all costs of registration and listing the Fund’s Common Shares or any other securities on any securities exchange; federal, state and local taxes; independent trustees’ fees and expenses; costs of preparing and filing reports or other documents required by governmental bodies (including the SEC) and an official or agency administering the securities laws of a state; the costs of any reports, proxy statements or other notices to shareholders, including printing and other related costs; commissions and other compensation payable to brokers or dealers; to the extent the Fund is covered by any joint insurance policies, the Fund’s allocable portion of the fidelity bond, trustees and officers’ errors or omissions liability insurance and any other insurance premiums; outside legal expenses; accounting expenses (including fees and disbursements and expenses related to the audit of the Fund and the preparation of the Fund’s tax information); direct costs and expenses of administration, including printing, mailing, long distance telephone, cellular phone and data service, copying, and staff; and all other expenses incurred by the Fund or its administrator in connection with administering the Fund’s business, as described in more detail under “Administration Agreement” below.

Administration Agreement

The Fund is party to an administration agreement (the “administration agreement”) with its administrator, Ares Operations. Pursuant to the administration agreement, Ares Operations furnishes the Fund with office equipment and clerical, bookkeeping and record keeping services at the Fund’s office facilities. Under the administration agreement, Ares Operations may also arrange for the services of, and oversee custodians, depositories, transfer agents, escrow agents, distribution disbursing agents, other shareholder servicing agents, accountants, attorneys, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks and such other persons in any such other capacity deemed to be necessary or desirable. Ares Operations also performs, or oversees the performance of, the Fund’s required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations, being responsible for the financial and other records that the Fund is required to maintain and preparing all reports and other materials required to be filed with the SEC or any other regulatory authority, including reports to shareholders.

In addition, Ares Operations assists the Fund in determining and publishing its NAV, assists the Fund in providing managerial assistance to its portfolio companies, oversees the preparation and filing of the Fund’s tax returns and the printing and dissemination of reports to its shareholders, and generally oversees the payment of its expenses and the performance of administrative and professional services rendered to the Fund by others. Payments under the administration agreement are equal to an amount based upon the Fund’s allocable portion of Ares Operations’ overhead and other expenses (including travel expenses) incurred by Ares Operations in performing its obligations under the administration agreement, including the Fund’s allocable portion of the compensation, rent and other expenses of certain of the Fund’s officers and their respective staffs. The administration agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.

For the years ended December 31, 2025, 2024 and 2023, the Fund incurred $8,135, $5,794 and $3,018, respectively, in administrative and other fees, including certain costs that are reimbursable to the Fund’s investment adviser under the investment advisory and management agreement or the Fund’s administrator under the administration agreement. For the years ended December 31, 2025, 2024 and 2023, $5,083, $5,794 and $2,205, respectively, of the administrative and other fees were supported by the Fund’s investment adviser pursuant to the Expense Support and Conditional Reimbursement Agreement (as defined below).

Intermediary Manager Agreement

On April 24, 2023, the Fund entered into an intermediary manager agreement (the “Intermediary Manager Agreement”) with Ares Wealth Management Solutions, LLC (“AWMS”), an indirect subsidiary of Ares Management, pursuant to which AWMS agreed to serve as intermediary manager for the Fund’s Offering (the “Intermediary Manager”). Effective January 2, 2026, AWMS was consolidated with and into Ares Management Capital Markets LLC (“AMCM”) (the “Consolidation”), and AMCM became the Intermediary Manager; in connection with the Consolidation, the Intermediary Manager Agreement was amended to reflect that, effective as of January 2, 2026, AMCM is the Intermediary Manager. Like AWMS, AMCM is a broker-dealer registered with the

SEC, a member of FINRA and an indirect subsidiary of Ares Management. No material change, including any change of control, occurred as a result of the Consolidation. The Intermediary Manager is entitled to receive shareholder servicing and/or distribution fees monthly in arrears at an annual rate of 0.85% and 0.25% of the value of the Fund’s net assets attributable to Class S shares and Class D shares, respectively, as of the beginning of the first calendar day of the month. No shareholder servicing and/or distribution fees are paid with respect to Class I shares. The shareholder servicing and/or distribution fees are payable to the Intermediary Manager, but the Intermediary Manager anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating broker-dealers.

The Intermediary Manager is a broker-dealer registered with the SEC and a member of the FINRA.

The Intermediary Manager Agreement may be terminated at any time, without the payment of any penalty, by vote of a majority of the Fund’s trustees who are not “interested persons”, as defined in the Investment Company Act, of the Fund and who have no direct or indirect financial interest in the operation of the Fund’s distribution plan or the Intermediary Manager Agreement, or by vote of a majority of the outstanding voting securities of the Fund, on not more than 60 days’ written notice to the Intermediary Manager or the Fund’s investment adviser. The Intermediary Manager Agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act.

Shareholder Servicing and/or Distribution Fees

Pursuant to Rule 12b-1 under the Investment Company Act, the Fund adopted a shareholder servicing and distribution plan pursuant to which Class S shares and Class D shares are subject to shareholder servicing and/or distribution fees. The following table shows the shareholder servicing and/or distribution fees the Fund and, ultimately, certain classes of the Fund’s common shareholders, pay the Intermediary Manager with respect to Class S shares and Class D shares on an annualized basis as a percentage of the Fund’s NAV for such class. Subject to FINRA and other limitations on underwriting compensation, the Fund and, ultimately, certain classes of the Fund’s shareholders, will pay a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for Class S shares and a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fees are paid with respect to Class I shares.

Annual Shareholder Servicing
and/or Distribution Fees as a %
of NAV
Class S	0.85%
Class D	0.25%
Class I	—%

The shareholder servicing and/or distribution fees are paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month, subject to FINRA and other limitations on underwriting compensation.

The Intermediary Manager will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers. Because the shareholder servicing and/or distribution fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, such shareholder servicing and/or distribution fees reduce the NAV with respect to all shares of each such class, including shares issued under the Fund’s distribution reinvestment plan.

Eligibility to receive shareholder servicing and/or distribution fees is conditioned on a broker providing the following ongoing services with respect to Class S shares or Class D shares: assistance with recordkeeping, answering investor inquiries, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase. Because the shareholder servicing and/or distribution fees are paid out of the Fund’s other assets on an ongoing basis, over time these fees will increase the cost of a shareholder’s investment and may cost the shareholder more than paying other types of sales charges.

The Fund’s investment adviser, or its affiliates, may pay additional compensation out of its own resources (i.e., not Fund assets) to certain selling agents or financial intermediaries in connection with the sale of the Fund’s Common Shares. The additional compensation may differ among brokers or dealers in amount or in the amount of calculation. Payments of additional compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Common Shares held by the Fund’s common shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of the additional compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

The shareholder servicing and/or distribution fees that were attributable to Class S shares and Class D shares for the years ended December 31, 2025, 2024 and 2023 were as follows:

	For the Years Ended December 31,
	2025	2024	2023
Class S	$9,454	$5,028	$657
Class D	$1,614	$364	$36

Expense Support and Conditional Reimbursement Agreement

The Fund has entered into an expense support and conditional reimbursement agreement (the “Expense Support and Conditional Reimbursement Agreement”) with the Fund’s investment adviser, pursuant to which, among other things, the Fund’s investment adviser has agreed to advance all of the Fund’s estimated organization and initial offering expenses, which includes all of the Fund’s organization and initial offering expenses incurred in connection with the Private Placement.

The Fund’s investment adviser may also elect to pay certain of the Fund’s other expenses on the Fund’s behalf (each, an “Expense Payment”), provided that no portion of an Expense Payment will be used to pay any interest expense or shareholder servicing and/or distribution fees of the Fund. Any Expense Payment that the Fund’s investment adviser has committed to pay must be paid by the Fund’s investment adviser to the Fund in any combination of cash or other immediately available funds no later than 45 days after such commitment was made in writing, and/or offset against amounts due from the Fund to the Fund’s investment adviser or its affiliates.

Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Fund shall pay such Excess Operating Funds, or a portion thereof, to the Fund’s investment adviser until such time as all Expense Payments made by the Fund’s investment adviser to the Fund within three years prior to the last business day of the applicable calendar month in which such reimbursement payment obligation is accrued. Any payments required to be made by the Fund shall be referred to herein as a “Reimbursement Payment.” Reimbursement Payments are conditioned on (i) an expense ratio (excluding any management or incentive fee) that, after giving effect to the recoupment, is lower than the expense ratio (excluding any management or incentive fee) at the time of the fee waiver or expense reimbursement and (ii) a distribution level (exclusive of return of capital, if any) equal to, or greater than, the rate at the time of the waiver or reimbursement. “Available Operating Funds” means the sum of (i) net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to the Fund on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

The Fund’s obligation to make a Reimbursement Payment shall automatically become a liability of the Fund on the last business day of the applicable calendar month, except to the extent the Fund’s investment adviser has waived its right to receive such payment for the applicable month. Reimbursement Payments for a given Expense Payment must be made within three years prior to the last business day of the applicable calendar month in which such Reimbursement Payment obligation is accrued. The expense support is measured on a per share class basis.

The Fund’s investment adviser agreed not to seek recoupment of any base management fee and incentive fee from the commencement of operations through July 31, 2023. As a result, as of December 31, 2025, $2,487 of base management fee and $1,286 of income based fee were included in the expense support amounts below and will not be repaid to the investment adviser.

The following table presents a summary of Expense Payments and the related Reimbursement Payments since the Fund’s commencement of operations:

		Base				Ratio of
		Management		Expense		Operating
	Expense	Fee and		Support No		Expenses to
	Support	Income	Recoupment	Longer Eligible	Unreimbursed	Average Net	Annualized	Eligible for
	from the	Based Fee	of Expense	for	Expense	Assets for the	Distribution	Reimbursement
For the Month Ended	Adviser	Waived	Support	Reimbursement	Support	Period(1)	per Share(2)	through
December 31, 2022	$1,449	$(129)	$(1,320)	$—	$—	5.04%	—	12/31/2025
January 31, 2023	$1,088	$(398)	$(690)	$—	$—	4.56%	—	01/31/2026
February 28, 2023	$891	$(216)	$(675)	$—	$—	3.53%	—	02/28/2026
March 31, 2023	$916	$(144)	$(772)	$—	$—	3.63%	—	03/31/2026
April 30, 2023	$1,083	$(458)	$(625)	$—	$—	2.99%	—	04/30/2026
May 31, 2023	$1,312	$(569)	$(743)	$—	$—	2.47%	—	05/31/2026
June 30, 2023	$2,253	$(727)	$(1,526)	$—	$—	2.48%	—	06/30/2026
July 31, 2023	$2,502	$(1,132)	$(1,370)	$—	$—	1.16%	—	07/31/2026
August 31, 2023	$2,300	$—	$(2,300)	$—	$—	1.94%	$2.3910	08/31/2026
September 30, 2023	$1,636	$—	$(1,636)	$—	$—	1.66%	$2.3910	09/30/2026
October 31, 2023	$—	$—	$—	$—	$—	1.20%	$2.3910	10/31/2026
November 30, 2023	$1,637	$—	$(1,637)	$—	$—	1.18%	$2.5716	11/30/2026
December 31, 2023	$1,144	$—	$(1,144)	$—	$—	1.08%	$2.5716	12/31/2026
January 31, 2024	$1,592	$—	$(1,592)	$—	$—	1.20%	$2.5716	01/31/2027
February 29, 2024	$2,183	$—	$(2,183)	$—	$—	1.10%	$2.5716	02/28/2027
March 31, 2024	$2,194	$—	$(2,194)	$—	$—	1.49%	$2.5716	03/31/2027
April 30, 2024	$3,066	$—	$(2,112)	$—	$954	1.21%	$2.5716	04/30/2027
May 31, 2024	$2,437	$—	$—	$—	$2,437	1.18%	$2.5716	05/31/2027
June 30, 2024	$3,170	$—	$—	$—	$3,170	1.22%	$2.5716	06/30/2027
July 31, 2024	$1,164	$—	$—	$—	$1,164	1.01%	$2.5716	07/31/2027
August 31, 2024	$4,291	$—	$—	$—	$4,291	1.02%	$2.5716	08/31/2027
September 30, 2024	$5,402	$—	$—	$—	$5,402	0.96%	$2.5716	09/30/2027
October 31, 2024	$3,598	$—	$—	$—	$3,598	0.95%	$2.5716	10/31/2027
November 30, 2024	$3,911	$—	$—	$—	$3,911	0.95%	$2.5716	11/30/2027
December 31, 2024	$3,736	$—	$—	$—	$3,736	0.86%	$2.5716	12/31/2027
January 31, 2025	$—	$—	$—	$—	$—	0.81%	$2.5716	01/31/2028
February 28, 2025	$—	$—	$—	$—	$—	0.94%	$2.5716	02/29/2028
March 31, 2025	$10,436	$—	$—	$—	$10,436	0.91%	$2.5716	03/31/2028
April 30, 2025	$9,348	$—	$—	$—	$9,348	0.93%	$2.5716	04/30/2028
May 31, 2025	$4,915	$—	$—	$—	$4,915	0.80%	$2.5716	05/31/2028
June 30, 2025	$5,853	$—	$—	$—	$5,853	0.95%	$2.5716	06/30/2028
July 31, 2025	$5,655	$—	$—	$—	$5,655	0.88%	$2.5716	07/31/2028
August 31, 2025	$—	$—	$—	$—	$—	0.82%	$2.5716	08/31/2028
September 30, 2025	$9,708	$—	$—	$—	$9,708	0.80%	$2.5716	09/30/2028
October 31, 2025	$—	$—	$—	$—	$—	0.77%	$2.5716	10/31/2028
November 30, 2025	$—	$—	$—	$—	$—	0.76%	$2.5716	11/30/2028
December 31, 2025	$—	$—	$—	$—	$—	0.86%	$2.5716	12/31/2028
(1)	In accordance with the Expense Support and Conditional Reimbursement Agreement, the ratio of operating expenses excludes organization and offering expenses, stated interest expense, any base management fee and any incentive fee.
(2)	The annualized distribution per share is the annualized regular cash distributions per share, exclusive of returns of capital, distribution rate reductions due to distribution and shareholder servicing fees and special distributions, if any.

4. INVESTMENTS

As of December 31, 2025 and 2024, investments consisted of the following:

	As of December 31,
	2025		2024
	Amortized Cost(1)	Fair Value	Amortized Cost(1)	Fair Value
First lien senior secured loans	$17,143,966	$17,160,266	$10,092,681	$10,130,307
Second lien senior secured loans	430,463	429,160	157,058	158,500
Senior subordinated loans	1,003,023	1,068,842	214,927	213,500
Corporate bonds	97,600	99,063	64,700	65,312
Collateralized loan obligations	1,081,583	1,051,264	366,165	370,985
Commercial mortgage-backed securities	98,850	99,962	29,112	29,161
Private asset-backed investments	289,022	300,947	209,600	208,357
Investments in joint ventures	391,000	391,000	—	—
Preferred equity	302,430	317,476	107,984	122,570
Other equity	522,977	590,618	239,826	250,457
Total	$21,360,914	$21,508,598	$11,482,053	$11,549,149
(1)	The amortized cost represents the original cost adjusted for any accretion of discounts, amortization of premiums and PIK interest or dividends.

The Fund uses Global Industry Classification Standards for classifying the industry groupings of its portfolio companies. The industrial and geographic compositions of the Fund’s portfolio at fair value as of December 31, 2025 and 2024 were as follows:

	As of December 31,
	2025	2024
Industry
Software and Services	22.0%	21.5%
Health Care Equipment and Services	11.0	9.3
Commercial and Professional Services	8.6	7.3
Investment Funds and Vehicles(1)	8.5	4.2
Capital Goods	7.7	8.8
Financial Services	6.7	6.7
Consumer Services	6.0	8.7
Insurance	5.1	6.3
Sports, Media and Entertainment	3.8	5.8
Pharmaceuticals, Biotechnology and Life Sciences	3.1	4.7
Consumer Distribution and Retail	3.0	2.7
Independent Power and Renewable Electricity Producers	2.4	0.7
Energy	1.9	1.3
Transportation	1.7	1.3
Materials	1.7	2.3
Other	6.8	8.4
Total	100.0%	100.0%
(1)	Includes the Fund’s investments in joint ventures.

	As of December 31,
	2025	2024
Geographic Region
United States	86.7%	90.3%
Europe	7.5	5.5
Bermuda/Cayman Islands	4.5	2.9
Canada	1.3	1.2
Other	—	0.1
Total	100.0%	100.0%

As of December 31, 2025, none of the loans were on non-accrual status. As of December 31, 2024, loans on non-accrual status represented 0.1% of the total investments at amortized cost (or less than 0.1% at fair value).

ADLP

In October 2025, the Fund and a large North American pension fund (the “ADLP Partner”) established ADLP LLC (the “ADLP”), a joint venture to make certain first lien senior secured loans, including unitranche loans, primarily to U.S. middle-market companies. The Fund and other BDCs, registered closed-end management investment companies and other affiliated investment entities managed by the Fund’s investment adviser or its affiliates may directly co-invest with the ADLP in accordance with the terms of an exemptive relief order from the SEC. The ADLP is capitalized as transactions are completed and all portfolio decisions and generally all other decisions in respect of the ADLP, including co-investment transactions made by the ADLP in accordance with an exemptive relief order from the SEC, must be approved by an investment committee of the ADLP consisting of representatives of the Fund and the ADLP Partner (with approval from a representative of each required). In connection with the establishment of the ADLP and as part of the initial funding, the Fund and the ADLP Partner sold investment commitments to the ADLP at fair value, including $703,384 of investment commitments sold by the Fund. The Fund recognized $3,545 of net realized gains from these sales.

The Fund and the ADLP Partner provide capital to the ADLP in the form of subordinated certificates (the “ADLP Certificates”). As of December 31, 2025, the Fund and the ADLP Partner owned 80% and 20%, respectively, of the ADLP Certificates. As of December 31, 2025, the Fund and the ADLP Partner had committed $2.0 billion and $0.5 billion, respectively, of capital in the ADLP Certificates. The capital committed to the ADLP will only be funded upon approval of transactions by the investment committee of the ADLP as discussed above. Below is a summary of the funded subordinated certificates of the ADLP.

As of December 31, 2025
Total subordinated certificates funded to the ADLP(1)	$489,000
Total subordinated certificates funded to the ADLP by the Fund(1)	$391,000
(1)	At principal amount.

The ADLP and certain of its wholly owned subsidiaries are party to certain debt obligations. In connection with these debt obligations, the Fund may be required to fund its subordinated certificates under certain circumstances, including upon the occurrence of an event of default by the ADLP or certain of its wholly owned subsidiaries. As of December 31, 2025, the Fund had unfunded ADLP Certificate commitments of approximately $1.6 billion.

The ADLP Certificates pay a fixed interest rate of 10.0% per annum and also entitle the holders thereof to receive a portion of the excess cash flow from the ADLP portfolio, after expenses, which may result in a return to the holders of the ADLP Certificates that is greater than the stated coupon.

The amortized cost and fair value of the ADLP Certificates held by the Fund and the Fund’s yield on its investment in the ADLP Certificates at amortized cost and fair value as of December 31, 2025 were as follows:

	As of December 31, 2025
	Amortized Cost	Fair Value
Investment in the ADLP Certificates	$391,000	$391,000
Yield on the investment in the ADLP Certificates	13.0%	13.0%

The interest income and other income earned with respect to the Fund’s investment in the ADLP Certificates for the period from November 12, 2025 (commencement of operations) to December 31, 2025 were as follows:

For the Period from November 12, 2025 (commencement of operations) to December 31, 2025
Interest income	$4,805
Other income	$3,217

As of December 31, 2025, the ADLP portfolio was comprised of first lien senior secured loans to primarily U.S. middle-market companies in industries similar to the companies in the Fund’s portfolio. Below is a summary of the ADLP portfolio as of December 31, 2025.

As of December 31, 2025
Total investment portfolio(1)	$1,680,961
Number of borrowers in the ADLP	$313
Commitments to fund delayed draw loans(2)	$191,320
(1)	At principal amount.
(2)	These commitments to fund delayed draw loans have been approved by the investment committee of the ADLP and will be funded if and when conditions to funding such delayed draw loans are met.

5. DEBT

In accordance with the Investment Company Act, a BDC generally is allowed to borrow amounts such that its asset coverage, calculated pursuant to the Investment Company Act, is at least 150% (or 200% if certain requirements under the Investment Company Act are not met) immediately after such borrowing. The Fund’s sole initial shareholder approved a proposal that allows the Fund to reduce its asset coverage ratio applicable to senior securities from 200% to 150%. As of December 31, 2025, the Fund’s asset coverage was 191%.

The Fund’s outstanding debt as of December 31, 2025 and 2024 was as follows:

	As of December 31,
	2025					2024
	Total Aggregate					Total Aggregate
	Principal Amount		Principal			Principal Amount		Principal
	Committed/		Amount	Carrying		Committed/		Amount	Carrying
	Outstanding(1)		Outstanding	Value		Outstanding(1)		Outstanding	Value
Revolving Credit Facility	$3,250,000	(2)	$2,523,737	$2,525,642		$1,810,000	(2)	$489,506	$489,453
SG Funding Facility	1,825,000	(3)	612,811	612,811		1,825,000	(3)	861,811	861,811
SB Funding Facility	750,000		400,000	400,000		750,000		75,000	75,000
BNP Funding Facility	1,000,000		900,000	900,000		500,000		250,000	250,000
January 2037 CLO Notes(4)	476,000		476,000	473,310	(5)	476,000		476,000	473,120	(5)
April 2038 CLO Debt(4)	350,000		350,000	348,196	(5)	—		—	—
January 2039 CLO Debt(4)	532,000		532,000	529,820	(5)	—		—	—
March 2028 Notes	1,000,000		1,000,000	1,004,008	(5)(6)	1,000,000		1,000,000	984,492	(5)(6)
September 2028 Notes	600,000		600,000	597,103	(5)(6)	—		—	—
January 2029 Notes	600,000		600,000	589,036	(5)(6)	—		—	—
August 2029 Notes	700,000		700,000	705,261	(5)(6)	700,000		700,000	687,445	(5)(6)
February 2030 Notes	750,000		750,000	731,239	(5)(6)	750,000		750,000	705,863	(5)(6)
September 2030 Notes	500,000		500,000	496,117	(5)(6)	—		—	—
January 2031 Notes	500,000		500,000	483,459	(5)(6)	—		—	—
March 2032 Notes	750,000		750,000	764,594	(5)(6)	—		—	—
Total	$13,583,000		$11,194,548	$11,160,596		$7,811,000		$4,602,317	$4,527,184
(1)	Represents the total aggregate amount committed or outstanding, as applicable, under such instrument. Borrowings under the committed Revolving Credit Facility, SG Funding Facility, SB Funding Facility and BNP Funding Facility (each as defined below) are subject to borrowing base and other restrictions.
(2)	Provides for an “accordion” feature that allows the Fund, under certain circumstances, to increase the size of the Revolving Credit Facility to a maximum of $4,553,000 and $2,625,000 as of December 31, 2025 and 2024, respectively.
(3)	Provides for an “accordion” feature that allows ASIF Funding I (as defined below), under certain circumstances, to increase the size of the SG Funding Facility to a maximum of $2,500,000 and $2,000,000 as of December 31, 2025 and 2024, respectively.
(4)	Excludes the January 2037 CLO Subordinated Notes, the April 2038 CLO Subordinated Notes and the January 2039 CLO Subordinated Notes (each as defined below), which were retained by the Fund and, as such, eliminated in consolidation.
(5)	Represents the aggregate principal amount outstanding, less unamortized debt issuance costs and the unaccreted discount recorded upon issuance.
(6)	The carrying value of the March 2028 Notes, the September 2028 Notes, the January 2029 Notes, the August 2029 Notes, the February 2030 Notes, the September 2030 Notes, the January 2031 Notes and the March 2032 Notes (each as defined below) as of December 31, 2025 includes adjustments as a result of effective hedge accounting relationships. The carrying value of the March 2028 Notes, the August 2029 Notes and the February 2030 Notes as of December 31, 2024 includes adjustments as a result of effective hedge accounting relationships. See Note 6 for more information on the interest rate swaps related to these unsecured notes issuances.

The weighted average stated interest rate and weighted average maturity, both on aggregate principal amount outstanding, of all the Fund’s outstanding debt as of December 31, 2025 were 5.5% and 5.0 years, respectively, and as of December 31, 2024 were 6.3% and 5.0 years, respectively. The weighted average stated interest rate of all the Fund’s outstanding debt as of December 31, 2025 and 2024 includes the impact of interest rate swaps. See Note 6 for more information on the interest rate swaps.

Revolving Credit Facility

The Fund is party to a senior secured revolving credit facility (as amended and restated, the “Revolving Credit Facility”), that allows the Fund to borrow up to $3,250,000 at any one time outstanding. As of December 31, 2025, the end of the revolving period and the stated maturity date were April 15, 2029 and April 15, 2030, respectively. The Revolving Credit Facility also provides for an “accordion” feature that allows the Fund, under certain circumstances, to increase the overall size of the Revolving Credit Facility to a maximum of $4,553,000. The Revolving Credit Facility generally requires payments of interest at the end of each Secured Overnight Financing Rate (“SOFR”) interest period, but no less frequently than quarterly, on SOFR based loans, and monthly payments of interest on other loans. Subsequent to the end of the respective revolving periods and prior to the respective stated maturity dates, the Fund is required to repay the relevant outstanding principal amounts under both the term loan tranche and revolving tranche on a monthly basis in an amount equal to 1/12th of the outstanding principal amount at the end of the respective revolving periods.

Under the Revolving Credit Facility, the Fund is required to comply with various covenants, reporting requirements and other customary requirements for similar revolving credit facilities, including, without limitation, covenants related to: (a) limitations on the incurrence of additional indebtedness and liens, (b) limitations on certain investments, (c) limitations on certain restricted payments, (d) maintaining a certain minimum shareholders’ equity, (e) maintaining a ratio of total assets (less total liabilities not representing indebtedness) to total indebtedness of the Fund and its consolidated subsidiaries (subject to certain exceptions) of not less than 1.5:1.0, (f) limitations on pledging certain unencumbered assets, and (g) limitations on the creation or existence of agreements that prohibit liens on certain properties of the Fund and certain of its subsidiaries. These covenants are subject to important limitations and exceptions that are described in the documents governing the Revolving Credit Facility. Amounts available to borrow under the Revolving Credit Facility (and the incurrence of certain other permitted debt) are also subject to compliance with a borrowing base that applies different advance rates to different types of assets (based on their value as determined pursuant to the Revolving Credit Facility) that are pledged as collateral. As of December 31, 2025, the Fund was in compliance in all material respects with the terms of the Revolving Credit Facility.

As of December 31, 2025 and 2024, there was $2,523,737 and $489,506 outstanding, respectively, under the Revolving Credit Facility. The Revolving Credit Facility also provides for a sub-limit for the issuance of letters of credit for up to an aggregate amount of $175,000. As of December 31, 2025 and 2024, the Fund had no letters of credit issued through the Revolving Credit Facility. The amount available for borrowing under the Revolving Credit Facility is reduced by any letters of credit and swingline loans issued.

Since April 15, 2025, the interest rate charged on the Revolving Credit Facility is based on SOFR plus a credit spread adjustment of 0.10% (or an alternate rate of interest for certain loans, commitments and/or other extensions of credit denominated in certain approved foreign currencies plus a spread adjustment, if applicable) plus an applicable spread of either 1.525%,1.650% or 1.775% or an “alternate base rate” (as defined in the documents governing the Revolving Credit Facility) plus an applicable spread of either 0.525%, 0.650% or 0.775%, in each case, determined monthly based on the total amount of the borrowing base relative to the sum of (i) the greater of (a) the aggregate amount of revolving credit exposure under the Revolving Credit Facility and (b) 85% of the total commitments of the Revolving Credit Facility (or, if higher, the total revolving credit exposure) plus (ii) other debt, if any, secured by the same collateral as the Revolving Credit Facility. Prior to April 15, 2025, the interest rate charged on the Revolving Credit Facility was based on SOFR plus a credit spread adjustment of 0.10% (or an alternate rate of interest for certain loans, commitments and/or other extensions of credit denominated in certain approved foreign currencies plus a spread adjustment, if applicable) plus an applicable spread of either 1.750% or 1.875% or an “alternate base rate” plus an applicable spread of either 0.750% or 0.875%, in each case, determined monthly based on the total amount of the borrowing base relative to the sum of (i) the greater of (a) the aggregate amount of revolving credit exposure under the Revolving Credit Facility and (b) 85% of the total commitments of the Revolving Credit Facility (or, if higher, the total revolving credit exposure) plus (ii) other debt, if any, secured by the same collateral as the Revolving Credit Facility. The Revolving Credit Facility allows for borrowings to be made using one, three or six month SOFR. As of December 31, 2025, the one, three and six month SOFR was 3.69%, 3.65% and 3.57%, respectively. As of December 31, 2025, the applicable spread in effect was 1.525%. In addition to the stated interest expense on the Revolving Credit Facility, the Fund is required to pay a commitment fee of 0.325% per annum on any unused portion of the Revolving Credit Facility.

The Revolving Credit Facility is secured by certain assets in the Fund’s portfolio and excludes investments held by ASIF Funding I (as defined below) under the SG Funding Facility, those held by ASIF Funding II (as defined below) under the SB Funding Facility, those held by ASIF Funding III (as defined below) under the BNP Funding Facility and those held by ADL CLO 3, ADL CLO 5 and ADL CLO 8 (each as defined below), and certain other investments.

For the years ended December 31, 2025, 2024 and 2023, the components of interest and credit facility fees expense, cash paid for interest expense, average stated interest rates (i.e., rate in effect plus the spread) and average outstanding balances for the Revolving Credit Facility were as follows:

	For the Years Ended December 31,
	2025	2024	2023
Stated interest expense	$39,648	$17,236	$18,879
Credit facility fees	7,215	4,778	1,652
Amortization of debt issuance costs	4,034	2,461	1,322
Total interest and credit facility fees expense	$50,897	$24,475	$21,853
Cash paid for interest expense	$45,835	$17,915	$19,954
Average stated interest rate	5.68%	6.96%	7.16%
Average outstanding balance	$688,279	$243,676	$259,901

SG Funding Facility

The Fund and the Fund’s wholly owned subsidiary, ASIF Funding I, LLC (“ASIF Funding I”), are party to a revolving funding facility (as amended, the “SG Funding Facility”), that allows ASIF Funding I to borrow up to $1,825,000 at any one time outstanding. The SG Funding Facility consists of a $556,250 term loan tranche with a stated maturity date of August 1, 2030 and a $1,268,750 revolving tranche with an end of the reinvestment period and a stated maturity date of August 1, 2028 and August 1, 2030, respectively. The SG Funding Facility also provides for an “accordion” feature that allows ASIF Funding I, under certain circumstances, to increase the overall size of the SG Funding Facility to a maximum of $2,500,000. See Note 13 for a subsequent event relating to the SG Funding Facility.

In addition, the Fund, as transferor, and ASIF Funding I, as transferee, are party to a contribution agreement, pursuant to which the Fund will transfer to ASIF Funding I certain originated or acquired loans and related assets from time to time. The obligations of ASIF Funding I under the SG Funding Facility are secured by substantially all assets held by ASIF Funding I.

Under the SG Funding Facility, the Fund and ASIF Funding I are required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. These covenants are subject to important limitations and exceptions that are described in the documents governing the SG Funding Facility. As of December 31, 2025, the Fund and ASIF Funding I were in compliance in all material respects with the terms of the SG Funding Facility.

As of December 31, 2025 and 2024, there was $612,811 and $861,811 outstanding, respectively, under the SG Funding Facility. Since December 5, 2025, the interest rate charged on the SG Funding Facility is based on SOFR plus an applicable margin of 1.80% per annum. From August 1, 2025 to December 4, 2025, the interest rate charged on the SG Funding Facility was based on SOFR plus an applicable margin of (i) with respect to term loans under the SG Funding Facility, 1.85% per annum, and (ii) with respect to revolving loans under the SG Funding Facility, 1.90% per annum. From August 28, 2024 to July 31, 2025, the interest rate charged on the SG Funding Facility was based on SOFR plus an applicable margin of 2.05% per annum. From December 19, 2023 to August 27, 2024, the interest rate charged on the SG Funding Facility was based on SOFR plus an applicable margin of 2.60% per annum. Prior to December 19, 2023, the interest rate charged on the SG Funding Facility was based on SOFR plus an applicable margin that was a blended rate determined as follows: (i) 1.90% per annum for the portion of the collateral pool that consisted of broadly syndicated loans, determined by multiplying the aggregate amount of loans then outstanding under the SG Funding Facility by the percentage of the collateral pool that consisted of broadly syndicated loans, plus (ii) 2.80% per annum for the portion of the collateral pool that did not consist of broadly syndicated loans, determined by multiplying the aggregate amount of loans then outstanding under the SG Funding Facility by the percentage of the collateral pool that did not consist of broadly syndicated loans. In addition to the stated interest expense on the SG Funding Facility, ASIF Funding I is required to pay, among other fees, a daily commitment fee on any monthly distribution date, termination date or on the date of any payment or prepayment of a loan outstanding under the SG Funding Facility. See Note 13 for a subsequent event relating to the SG Funding Facility.

For the years ended December 31, 2025, 2024 and 2023, the components of interest and credit facility fees expense, cash paid for interest expense, average stated interest rates (i.e., rate in effect plus the spread) and average outstanding balances for the SG Funding Facility were as follows:

	For the Years Ended December 31,
	2025	2024	2023
Stated interest expense	$56,157	$41,686	$1,323
Credit facility fees	4,886	4,986	1,103
Amortization of debt issuance costs	3,815	3,090	519
Total interest and credit facility fees expense	$64,858	$49,762	$2,945
Cash paid for interest expense	$61,627	$41,185	$1,655
Average stated interest rate	6.21%	7.56%	7.86%
Average outstanding balance	$891,668	$542,355	$38,365

SB Funding Facility

The Fund and the Fund’s wholly owned subsidiary, ASIF Funding II, LLC (“ASIF Funding II”), are party to a revolving funding facility (as amended, the “SB Funding Facility”), that allows ASIF Funding II to borrow up to $750,000 at any one time outstanding. The end of the reinvestment period and the stated maturity date are October 8, 2027 and April 8, 2034, respectively. See Note 13 for a subsequent event relating to the SB Funding Facility.

In addition, the Fund, as transferor, and ASIF Funding II, as transferee, are party to a contribution agreement, pursuant to which the Fund will transfer to ASIF Funding II certain originated or acquired loans and related assets from time to time. The obligations of ASIF Funding II under the SB Funding Facility are secured by substantially all assets held by ASIF Funding II.

Under the SB Funding Facility, the Fund and ASIF Funding II, as applicable, have made representations and warranties regarding their businesses, among other things, and are required to comply with various covenants, servicing procedures, reporting requirements and other customary requirements for similar facilities. These covenants are subject to important limitations and exceptions that are described in the documents governing the SB Funding Facility. The SB Funding Facility includes usual and customary events of default for facilities of this nature. As of December 31, 2025, the Fund and ASIF Funding II were in compliance in all material respects with the terms of the SB Funding Facility.

As of December 31, 2025 and 2024, there was $400,000 and $75,000 outstanding, respectively, under the SB Funding Facility. Since April 8, 2025, the interest rate charged on the SB Funding Facility is based on SOFR plus an applicable margin of (i) 1.90% during the reinvestment period and (ii) 2.20% following the reinvestment period. From August 2, 2024 to April 7, 2025, the interest rate charged on the SB Funding Facility was based on SOFR plus an applicable margin of (i) 2.10% during the reinvestment period and (ii) 2.40% following the reinvestment period. Prior to August 2, 2024, the interest rate charged on the SB Funding Facility was based on SOFR plus an applicable margin of (i) 2.40% during the reinvestment period and (ii) 2.70% following the reinvestment period. As of December 31, 2025, the applicable spread in effect was 1.90%. In addition to the stated interest expense on the SB Funding Facility, ASIF Funding II is also required to pay, among other fees, a commitment fee of 0.50% per annum on any unused portion of the SB Funding Facility prior to July 8, 2025 and, on and after July 8, 2025, between 0.50% and 1.00% per annum depending on the aggregate amount of unused commitments under the SB Funding Facility. See Note 13 for a subsequent event relating to the SB Funding Facility.

For the years ended December 31, 2025 and 2024, the components of interest and credit facility fees expense, cash paid for interest expense, average stated interest rates (i.e., rate in effect plus the spread) and average outstanding balances for the SB Funding Facility were as follows:

	For the Years Ended December 31,
	2025	2024
Stated interest expense	$11,932	$10,009
Credit facility fees	2,163	1,552
Amortization of debt issuance costs	819	592
Total interest and credit facility fees expense	$14,914	$12,153
Cash paid for interest expense	$11,595	$8,816
Average stated interest rate	6.08%	7.39%
Average outstanding balance	$193,562	$133,128

BNP Funding Facility

The Fund and the Fund’s wholly owned subsidiary, ASIF Funding III, LLC (“ASIF Funding III”), are party to a revolving funding facility (the “BNP Funding Facility”), that allows ASIF Funding III to borrow up to $1,000,000. The end of the reinvestment period and the stated maturity date are October 21, 2028 and October 21, 2029, respectively.

In addition, the Fund, as transferor, and ASIF Funding III, as transferee, are party to a contribution agreement, pursuant to which the Fund will transfer to ASIF Funding III certain originated or acquired loans and related assets from time to time. The obligations of ASIF Funding III under the BNP Funding Facility are secured by substantially all assets held by ASIF Funding III.

Under the BNP Funding Facility, the Fund and ASIF Funding III, as applicable, have made representations and warranties regarding their businesses, among other things, and are required to comply with various covenants, servicing procedures, reporting requirements and other customary requirements for similar facilities. These covenants are subject to important limitations and exceptions that are described in the documents governing the BNP Funding Facility. The BNP Funding Facility includes usual and customary events of default for facilities of this nature. As of December 31, 2025, the Fund and ASIF Funding III were in compliance in all material respects with the terms of the BNP Funding Facility.

As of December 31, 2025 and 2024, there was $900,000 and $250,000 outstanding, respectively, under the BNP Funding Facility. Since October 21, 2025, the interest rate charged on the BNP Funding Facility is based on SOFR plus an applicable margin of (i) 1.30% during the reinvestment period and (ii) 2.30% following the reinvestment period. Prior to October 21, 2025, the interest rate charged on the BNP Funding Facility was based on SOFR plus an applicable margin of (i) 1.40% during the reinvestment period and (ii) 2.40% following the reinvestment period. As of December 31, 2025, the applicable spread in effect was 1.30%. In addition to the stated interest expense on the BNP Funding Facility, ASIF Funding III is also required to pay, among other fees, a commitment fee dependent on the aggregate amount of unused commitments under the BNP Funding Facility.

For the years ended December 31, 2025 and 2024, the components of interest and credit facility fees expense, cash paid for interest expense, average stated interest rates (i.e., rate in effect plus the spread) and average outstanding balances for the BNP Funding Facility were as follows:

	For the Years Ended December 31,
	2025	2024
Stated interest expense	$24,384	$555
Credit facility fees	—	—
Amortization of debt issuance costs	1,266	93
Total interest and credit facility fees expense	$25,650	$648
Cash paid for interest expense	$16,522	$—
Average stated interest rate	5.40%	5.88%
Average outstanding balance	$445,125	$9,290

Debt Securitizations

ADL CLO 3 Debt Securitization

In November 2024, the Fund’s wholly owned consolidated subsidiary, Ares Direct Lending CLO 3 LLC (“ADL CLO 3”), completed a $694,100 term debt securitization (the “ADL CLO 3 Debt Securitization”). The ADL CLO 3 Debt Securitization is also known as a collateralized loan obligation and is an on-balance sheet financing incurred by ADL CLO 3, which is consolidated by the Fund for financial reporting purposes and subject to its overall asset coverage requirement. The notes offered in the ADL CLO 3 Debt Securitization that mature on January 20, 2037 (collectively, the “January 2037 CLO Notes”) were issued by ADL CLO 3 pursuant to the indenture governing the January 2037 CLO Notes (the “January 2037 CLO Indenture”) and include (i) $399,000 of Class A-1 Senior Notes (the “January 2037 Class A-1 CLO Notes”); (ii) $35,000 of Class A-2 Senior Notes (the “January 2037 Class A-2 CLO Notes”); (iii) $42,000 of Class B Senior Notes (the “January 2037 Class B CLO Notes” and, together with the January 2037 Class A-1 CLO Notes and the January 2037 Class A-2 CLO Notes, the “January 2037 CLO Secured Notes”); and (iv) $218,100 of subordinated notes (the “January 2037 CLO Subordinated Notes”), which do not bear interest. The Fund retained all of the January 2037 CLO Subordinated Notes, as such, the January 2037 CLO Subordinated Notes are eliminated in consolidation. The following table presents information on the January 2037 CLO Notes as of December 31, 2025:

Class	Type	Principal Outstanding	Maturity Date	Interest Rate
January 2037 Class A-1 CLO Notes	Senior Secured Floating Rate	$399,000	January 20, 2037	SOFR+1.58%
January 2037 Class A-2 CLO Notes	Senior Secured Floating Rate	35,000	January 20, 2037	SOFR+1.75%
January 2037 Class B CLO Notes	Senior Secured Floating Rate	42,000	January 20, 2037	SOFR+1.85%
Total January 2037 CLO Secured Notes		476,000
January 2037 CLO Subordinated Notes	Subordinated	218,100	January 20, 2037	None
Total January 2037 CLO Notes		$694,100

The January 2037 CLO Secured Notes are the secured obligations of ADL CLO 3 and are backed by a diversified portfolio of first lien senior secured loans contributed by the Fund to ADL CLO 3 pursuant to the terms of a contribution agreement. The January 2037 CLO Indenture contains certain conditions pursuant to which additional loans can be acquired by ADL CLO 3, in accordance with rating agency criteria or as otherwise agreed with certain institutional investors who purchased the January 2037 CLO Secured Notes. Through January 20, 2029, all principal collections received on the underlying collateral may be used by ADL CLO 3 to purchase new collateral under the direction of the Fund’s investment adviser in its capacity as asset manager to ADL CLO 3 under an asset management agreement and in accordance with the Fund’s investment strategy, including additional collateral that may be purchased from the Fund, pursuant to the terms of a master purchase and sale agreement between the Fund as seller and ADL CLO 3 as buyer.

The January 2037 CLO Indenture includes customary covenants and events of default. The Fund’s investment adviser serves as asset manager to ADL CLO 3 under an asset management agreement and is entitled to receive certain management fees for providing these services under the agreement. The Fund’s investment adviser has agreed to waive any management fees from ADL CLO 3.

ADL CLO 5 Debt Securitization

In April 2025, the Fund’s wholly owned consolidated subsidiary, Ares Direct Lending CLO 5 LLC (“ADL CLO 5”), completed a $499,100 term debt securitization (the “ADL CLO 5 Debt Securitization”). The ADL CLO 5 Debt Securitization is also known as a collateralized loan obligation and is an on-balance sheet financing incurred by ADL CLO 5, which is consolidated by the Fund for financial reporting purposes and subject to its overall asset coverage requirement. The notes offered and the loans incurred in the ADL CLO 5 Debt Securitization that mature on April 20, 2038 (collectively, the “April 2038 CLO Debt”) were issued by ADL CLO 5 pursuant to the indenture and security agreement (the “April 2038 CLO Indenture”) and the credit agreement (the “April 2038 CLO Credit Agreement” and, together with the April 2038 CLO Indenture, the “April 2038 CLO Debt Agreements”) governing the April 2038 CLO Debt and include (i) $210,000 of Class A-1 Senior Notes (the “April 2038 Class A-1 CLO Notes”); (ii) $75,000 of Class A-1A Loans (the “April 2038 CLO Loans”); (iii) $15,000 of Class A-2 Senior Notes (the “April 2038 Class A-2 CLO Notes”); (iv) $50,000 of Class B Senior Notes (the “April 2038 Class B CLO Notes” and, together with the April 2038 Class A-1 CLO Notes, the April 2038 CLO Loans and the April 2038 Class A-2 CLO Notes, the “April 2038 CLO Secured Debt”); and (v) $149,100 of subordinated notes (the “April 2038 CLO Subordinated Notes”), which do not bear interest. The Fund retained all of the April 2038

CLO Subordinated Notes, as such, the April 2038 CLO Subordinated Notes are eliminated in consolidation. The following table presents information on the April 2038 CLO Notes as of December 31, 2025:

Class	Type	Principal Outstanding	Maturity Date	Interest Rate
April 2038 Class A-1 CLO Notes	Senior Secured Floating Rate	$210,000	April 20, 2038	SOFR+1.38%
April 2038 Class A-1A CLO Loans	Senior Secured Floating Rate	75,000	April 20, 2038	SOFR+1.38%
April 2038 Class A-2 CLO Notes	Senior Secured Floating Rate	15,000	April 20, 2038	SOFR+1.60%
April 2038 Class B CLO Notes	Senior Secured Floating Rate	50,000	April 20, 2038	SOFR+1.70%
Total April 2038 CLO Secured Debt		350,000
April 2038 CLO Subordinated Notes	Subordinated	149,100	April 20, 2038	None
Total April 2038 CLO Debt		$499,100

The April 2038 CLO Secured Debt is the secured obligation of ADL CLO 5 and is backed by a diversified portfolio of first lien senior secured loans contributed by the Fund to ADL CLO 5 pursuant to the terms of a contribution agreement. The April 2038 CLO Indenture contains certain conditions pursuant to which additional loans can be acquired by ADL CLO 5, in accordance with rating agency criteria or as otherwise agreed with certain institutional investors who purchased the April 2038 CLO Secured Debt. Through April 20, 2030, all principal collections received on the underlying collateral may be used by ADL CLO 5 to purchase new collateral under the direction of the Fund’s investment adviser, in its capacity as asset manager to ADL CLO 5 under an asset management agreement and in accordance with the Fund’s investment strategy, including additional collateral that may be purchased from the Fund, pursuant to the terms of a master purchase and sale agreement between the Fund as seller and ADL CLO 5 as buyer. The April 2038 CLO Debt Agreements includes customary covenants and events of default. The Fund’s investment adviser serves as asset manager to ADL CLO 5 under an asset management agreement and is entitled to receive certain management fees for providing these services under the agreement. The Fund’s investment adviser has agreed to waive any management fees from ADL CLO 5.

ADL CLO 8 Debt Securitization

In December 2025, the Fund’s wholly owned consolidated subsidiary, Ares Direct Lending CLO 8 LLC (“ADL CLO 8”), completed a $696,400 term debt securitization (the “ADL CLO 8 Debt Securitization”). The ADL CLO 8 Debt Securitization is also known as a collateralized loan obligation and is an on-balance sheet financing incurred by ADL CLO 8, which is consolidated by the Fund for financial reporting purposes and subject to its overall asset coverage requirement. The notes offered and the loans incurred in the ADL CLO 8 Debt Securitization that mature on January 20, 2039 (collectively, the “January 2039 CLO Debt”) were issued by ADL CLO 8 pursuant to the indenture and security agreement (the “January 2039 CLO Indenture”) and the credit agreement (the “January 2039 CLO Credit Agreement” and, together with the January 2039 CLO Indenture, the “January 2039 CLO Debt Agreements”) governing the January 2039 CLO Debt and include (i) $356,000 of Class A-1 Senior Notes (the “January 2039 Class A-1 CLO Notes”); (ii) $50,000 of Class A-1A Loans (the “January 2039 CLO Loans”); (iii) $28,000 of Class A-2 Senior Notes (the “January 2039 Class A-2 CLO Notes”); (iv) $42,000 of Class B Senior Notes; (v) $56,000 of Class C Senior Notes (the “January 2039 Class C CLO Notes” and, together with the January 2039 Class A-1 CLO Notes, the January 2039 CLO Loans, the January 2039 Class A-2 CLO Notes, the January 2039 Class B CLO Notes the “January 2039 CLO Secured Debt”); and (vi) $164,400 of subordinated notes (the “January 2039 CLO Subordinated Notes”), which do not bear interest. The Fund retained all of the January 2039 CLO Subordinated Notes, as such, the January 2039 CLO Subordinated Notes are eliminated in consolidation. The following table presents information on the January 2039 CLO Notes as of December 31, 2025:

Class	Type	Principal Outstanding	Maturity Date	Interest Rate
January 2039 Class A-1 CLO Notes	Senior Secured Floating Rate	$356,000	January 20, 2039	SOFR+1.40%
January 2039 Class A-1A CLO Loans	Senior Secured Floating Rate	50,000	January 20, 2039	SOFR+1.40%
January 2039 Class A-2 CLO Notes	Senior Secured Floating Rate	28,000	January 20, 2039	SOFR+1.60%
January 2039 Class B CLO Notes	Senior Secured Floating Rate	42,000	January 20, 2039	SOFR+1.75%
January 2039 Class C CLO Notes	Senior Secured Floating Rate	56,000	January 20, 2039	SOFR+2.00%
Total January 2039 CLO Secured Debt		532,000
January 2039 CLO Subordinated Notes	Subordinated	164,400	January 20, 2039	None
Total January 2039 CLO Debt		$696,400

The January 2039 CLO Secured Debt is the secured obligation of ADL CLO 8 and is backed by a diversified portfolio of first lien senior secured loans contributed by the Fund to ADL CLO 8 pursuant to the terms of a contribution agreement. The January 2039 CLO Indenture contains certain conditions pursuant to which additional loans can be acquired by ADL CLO 8, in accordance with rating agency criteria or as otherwise agreed with certain institutional investors who purchased the January 2039 CLO Secured Debt. Through January 20, 2031, all principal collections received on the underlying collateral may be used by ADL CLO 8 to purchase new collateral under the direction of the Fund’s investment adviser, in its capacity as asset manager to ADL CLO 8 under an asset management agreement and in accordance with the Fund’s investment strategy, including additional collateral that may be purchased from the Fund, pursuant to the terms of a master purchase and sale agreement between the Fund as seller and ADL CLO 8 as buyer. The January 2039 CLO Debt Agreements includes customary covenants and events of default. The Fund’s investment adviser serves as asset manager to ADL CLO 8 under an asset management agreement and is entitled to receive certain management fees for providing these services under the agreement. The Fund’s investment adviser has agreed to waive any management fees from ADL CLO 8.

The interest rate charged on the January 2037 CLO Secured Notes, the April 2038 CLO Secured Debt and the January 2039 CLO Secured Debt is based on SOFR plus a blended weighted average spread of 1.62%, 1.44% and 1.50%, respectively. For the years ended December 31, 2025 and 2024, the components of interest expense, cash paid for interest expense, average stated interest rates (i.e., rate in effect plus the spread) and average outstanding balances for the January 2037 CLO Secured Notes, the April 2038 CLO Secured Debt and the January 2039 CLO Secured Debt were as follows.

	For the Years Ended December 31,
	2025	2024
Stated interest expense	$43,433	$3,844
Amortization of debt issuance costs	305	69
Total interest expense	$43,738	$3,913
Cash paid for interest expense	$37,120	$—
Average stated interest rate	5.70%	6.06%
Average outstanding balance	$751,474	$62,426

Unsecured Notes

The Fund has issued certain unsecured notes (the Fund refers to each series of unsecured notes using the defined term set forth under the “Unsecured Notes” column of the table below and collectively refers to all such series as the “Unsecured Notes”), that pay interest semi-annually and all principal amounts are due upon maturity. Each of the Unsecured Notes may be redeemed in whole or in part at any time at the Fund’s option at a redemption price equal to par plus a “make whole” premium, if applicable, as determined pursuant to the indentures governing each of the Unsecured Notes, plus any accrued and unpaid interest. Certain key terms related to the features for the Unsecured Notes as of December 31, 2025 are listed below.

Unsecured Notes	Aggregate Principal Amount Issued	Effective Stated Interest Rate	Original Issuance Date	Maturity Date
March 2028 Notes(1)	$1,000,000	5.399%	November 21, 2024	March 15, 2028
September 2028 Notes(1)	$600,000	5.524%	June 9, 2025	September 9, 2028
January 2029 Notes(1)	$600,000	5.372%	September 15, 2025	January 15, 2029
August 2029 Notes(1)	$700,000	5.958%	June 5, 2024	August 15, 2029
February 2030 Notes(1)	$750,000	6.052%	October 2, 2024	February 15, 2030
September 2030 Notes(1)	$500,000	5.826%	June 9, 2025	September 9, 2030
January 2031 Notes	$500,000	5.150%	September 15, 2025	January 15, 2031
March 2032 Notes(1)	$750,000	5.563%	January 21, 2025	March 21, 2032

(1)The effective stated interest rates include the impact of interest rate swaps.

The Unsecured Notes were sold to initial purchasers in a private placement in reliance on Section 4(a)(2) of the Securities Act, and for the resale by such initial purchasers to (i) qualified institutional buyers in transactions exempt from registration under the Securities Act pursuant to Rule 144A thereunder or (ii) certain non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. The Unsecured Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

In connection with the issuances of the Unsecured Notes, the Fund entered into registration rights agreements (each, a “Registration Rights Agreement”) for the benefit of the initial purchasers of the Unsecured Notes. Pursuant to these Registration Rights Agreements, the Fund is obligated to file one or more registration statements with the SEC with respect to an offer to exchange each series of Unsecured Notes for a new issue of debt securities registered under the Securities Act with terms substantially identical to such series of Unsecured Notes (except for provisions relating to transfer restrictions and payment of additional interest) and to use its commercially reasonable efforts to consummate such exchange offer on the earliest practicable date after the registration statement has become or been declared effective but in no event later than 365 days after the initial issuance of such series of Unsecured Notes. If the Fund fails to satisfy its registration obligations under each Registration Rights Agreement, it will be required to pay additional interest to the holders of the applicable Unsecured Notes.

Pursuant to the terms of the Registration Rights Agreements for the March 2028 Notes, the August 2029 Notes, February 2030 Notes and March 2032 Notes, the Fund filed a registration statement with the SEC and, on April 24, 2025, commenced an offer to exchange the unregistered notes of each such series of Unsecured Notes that were initially issued on November 21, 2024, June 5, 2024, October 2, 2024 and January 21, 2025 for newly issued registered notes with substantially identical terms (the “2025 Exchange Offer”). The 2025 Exchange Offer expired on May 23, 2025 and the related exchange was completed promptly thereafter.

AMCM served as an initial purchaser in connection with the Fund’s offering of certain of the Unsecured Notes issued during the years ended December 31, 2025 and 2024. Under the purchase agreements the Fund entered into in connection with such issuances, AMCM received an aggregate of $795 and $628 of underwriting and advisory fees for the year ended December 31, 2025 and 2024. The underwriting and advisory fees AMCM received were on terms equivalent to those of other initial purchasers.

In connection with the Unsecured Notes issued by the Fund, the Fund has entered into interest rate swaps to more closely align the interest rates of such liabilities with the Fund’s investment portfolio, which consists primarily of floating rate loans. Under the interest rate swaps, the Fund receives a fixed interest rate and pays a floating interest rate of one-month SOFR plus an applicable spread, as disclosed below. The Fund designated these interest rate swaps and the associated unsecured notes as qualifying fair value hedge accounting relationships. See Note 6 for more information on the interest rate swaps.

See Note 13 for a subsequent event relating to an additional issuance of unsecured notes.

For the years ended December 31, 2025 and 2024, the components of interest expense and cash paid for interest expense for the Unsecured Notes were as follows.

	For the Years Ended December 31,
	2025	2024
Stated interest expense(1)	$254,779	$48,913
Amortization of debt issuance costs	7,095	648
Accretion of discount	7,440	707
Net (gain) loss on interest rate swaps accounted for as hedge instruments and the related hedged items	(1,532)	278
Total interest expense	$267,782	$50,546
Cash paid for interest expense(1)	$240,871	$51,682

(1)Includes the impact of the interest rate swaps.

The Unsecured Notes contain certain covenants, including covenants requiring the Fund to comply with Section 18(a)(1)(A) as modified by Section 61(a) of the Investment Company Act, or any successor provisions, and to provide financial information to the holders of such notes under certain circumstances. These covenants are subject to important limitations and exceptions set forth in the indentures governing such notes. As of December 31, 2025, the Fund was in compliance in all material respects with the terms of the respective indentures governing each of the Unsecured Notes.

The Unsecured Notes are the Fund’s senior unsecured obligations and rank senior in right of payment to any future indebtedness that is expressly subordinated in right of payment to the Unsecured Notes; equal in right of payment to the Fund’s existing and future unsecured indebtedness that is not expressly subordinated; effectively junior in right of payment to any of its secured indebtedness (including existing unsecured indebtedness that the Fund later secures) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by the Fund’s subsidiaries, financing vehicles or similar facilities.

6. DERIVATIVE INSTRUMENTS

The Fund enters into derivative instruments from time to time to help mitigate its foreign currency and interest rate risk exposures.

Foreign Currency Forward Contracts

Certain information related to the Fund’s foreign currency forward derivative instruments as of December 31, 2025 and 2024 is presented below.

	As of December 31, 2025
Derivative Instrument	Notional Amount		Gross Amount of Recognized Assets	Gross Amount of Recognized Liabilities	Balance Sheet Location of Net Amounts
Foreign currency forward contract		¥2,121,107	$20,497	$(19,540)	Other assets
Foreign currency forward contract	NOK	663,462	66,170	(65,756)	Other assets
Foreign currency forward contract		€271,859	301,662	(308,489)	Accounts payable and other liabilities
Foreign currency forward contract		€243,266	282,437	(289,770)	Accounts payable and other liabilities
Foreign currency forward contract		£209,269	254,700	(260,480)	Accounts payable and other liabilities
Foreign currency forward contract	CAD	170,803	135,811	(137,898)	Accounts payable and other liabilities
Foreign currency forward contract		£88,941	117,531	(119,271)	Accounts payable and other liabilities
Foreign currency forward contract	NOK	47,388	4,513	(4,696)	Accounts payable and other liabilities
Foreign currency forward contract		£37,090	49,790	(49,632)	Other assets
Foreign currency forward contract	DKK	29,850	4,773	(4,822)	Accounts payable and other liabilities
Foreign currency forward contract	CAD	23,894	17,161	(17,442)	Accounts payable and other liabilities
Foreign currency forward contract		€13,416	16,256	(16,264)	Accounts payable and other liabilities
Foreign currency forward contract	AUD	9,518	6,165	(6,327)	Accounts payable and other liabilities
Foreign currency forward contract	AUD	5,725	3,769	(3,812)	Accounts payable and other liabilities
Foreign currency forward contract	NZD	4,176	2,622	(2,524)	Other assets
Foreign currency forward contract	CHF	373	471	(472)	Accounts payable and other liabilities
Total			$1,284,328	$(1,307,195)

	As of December 31, 2024
Derivative Instrument	Notional Amount		Gross Amount of Recognized Assets	Gross Amount of Recognized Liabilities	Balance Sheet Location of Net Amounts
Foreign currency forward contract	NOK	910,877	$307,682	$(305,484)	Other assets
Foreign currency forward contract		€101,075	104,738	(103,498)	Other assets
Foreign currency forward contract		£70,493	89,788	(88,011)	Other assets
Foreign currency forward contract		€65,111	69,497	(68,083)	Other assets
Foreign currency forward contract	CAD	33,593	25,013	(24,034)	Other assets
Foreign currency forward contract	CAD	30,622	21,367	(21,334)	Other assets
Foreign currency forward contract		£28,842	36,242	(36,023)	Other assets
Foreign currency forward contract	NOK	27,017	2,502	(2,374)	Other assets
Foreign currency forward contract	AUD	9,518	6,165	(5,917)	Other assets
Foreign currency forward contract	AUD	4,057	2,684	(2,520)	Other assets
Foreign currency forward contract	NZD	2,520	1,543	(1,437)	Other assets
Total			$667,221	$(658,715)

As of December 31, 2025 and 2024, the counterparties to each of the Fund’s foreign currency forward contracts were Canadian Imperial Bank of Commerce, SMBC Capital Markets, Inc. or Wells Fargo Bank, N.A.

Net realized and unrealized gains and losses on derivative instruments not designated as a qualifying hedge accounting relationship recognized by the Fund for the years ended December 31, 2025, 2024 and 2023 are in the following locations in the consolidated statements of operations:

		For the Years Ended December 31,
Derivative Instrument	Statement Location	2025	2024	2023
Foreign currency forward contract	Net realized gains (losses) on foreign currency transactions	$(12,695)	$358	$—
Foreign currency forward contract	Net unrealized gains (losses) on foreign currency transactions	$(31,374)	$9,745	$(598)

Interest Rate Swaps

In connection with the Unsecured Notes, the Fund has entered into interest rate swaps to more closely align the interest rates of such liabilities with the Fund’s investment portfolio, which consists primarily of floating rate loans. Under the interest rate swaps, the Fund receives a fixed interest rate and pays a floating interest rate of one-month SOFR plus an applicable spread, as disclosed below. The Fund designated these interest rate swaps and the Unsecured Notes as qualifying fair value hedge accounting relationships. As of December 31, 2025 and 2024, the counterparty to all of the Fund’s interest rate swaps was Wells Fargo Bank, N.A. Certain information related to the Fund’s interest rate swaps as of December 31, 2025 is presented below.

Description	Hedged Item	Fund Receives	Fund Pays	Maturity Date	Notional Amount
Interest rate swap	March 2028 Notes	5.700%	SOFR +1.6490%	March 15, 2028	$1,000,000
Interest rate swap	September 2028 Notes	5.450%	SOFR +1.7465%	September 9, 2028	$600,000
Interest rate swap	January 2029 Notes	4.850%	SOFR +1.6220%	January 15, 2029	$600,000
Interest rate swap	August 2029 Notes	6.350%	SOFR +2.2080%	August 15, 2029	$700,000
Interest rate swap	February 2030 Notes	5.600%	SOFR +2.3020%	February 15, 2030	$750,000
Interest rate swap	September 2030 Notes	5.800%	SOFR +2.0490%	September 9, 2030	$500,000
Interest rate swap(1)	January 2031 Notes	5.150%	SOFR +1.9460%	January 15, 2031	$500,000
Interest rate swap	March 2032 Notes	6.200%	SOFR +1.8290%	March 21, 2032	$750,000

(1)	In connection with the issuance of the January 2031 Notes, the Fund entered into a forward-starting interest rate swap, with an effective date of July 15, 2026.

See Note 5 for more information on the Unsecured Notes.

As a result of the Fund’s designation of the interest rate swaps as hedging instruments in qualifying fair value hedge accounting relationships, the Fund is required to fair value the hedging instruments and the related hedged items, with the changes in the fair value of each being recorded in interest expense. The net gain related to the fair value hedges was approximately $1,532 for the year ended December 31, 2025 compared to a net loss of approximately $278 for the comparable period in 2024, which is included in “interest and credit facility fees” in the Fund’s consolidated statements of operations. The balance sheet impact of fair valuing the interest rate swaps as of December 31, 2025 and 2024 is presented below:

	As of December 31, 2025
Derivative Instrument	Notional Amount	Maturity Date	Gross Amount of Recognized Assets	Gross Amount of Recognized Liabilities	Balance Sheet Location of Net Amounts
Interest rate swap(1)	$1,000,000	March 15, 2028	$14,461	$—	Other assets
Interest rate swap(2)	$600,000	September 9, 2028	4,677	—	Other assets
Interest rate swap(3)	$600,000	January 15, 2029	—	(3,021)	Accounts payable and other liabilities
Interest rate swap(4)	$700,000	August 15, 2029	16,585	—	Other assets
Interest rate swap(5)	$750,000	February 15, 2030	—	(5,199)	Accounts payable and other liabilities
Interest rate swap(6)	$500,000	September 9, 2030	5,239	—	Other assets
Interest rate swap(7)	$500,000	January 15, 2031	—	(6,380)	Accounts payable and other liabilities
Interest rate swap(8)	$750,000	March 21, 2032	31,646	—	Other assets
Total			$72,608	$(14,600)
(1)	The asset related to the fair value of the interest rate swaps was offset by a $14,012 increase to the carrying value of the March 2028 Notes.
(2)	The asset related to the fair value of the interest rate swap was offset by a $4,645 increase to the carrying value of the September 2028 Notes.
(3)	The liability related to the fair value of the interest rate swap was offset by a $2,974 decrease to the carrying value of the January 2029 Notes.
(4)	The asset related to the fair value of the interest rate swap was offset by a $16,424 increase to the carrying value of the August 2029 Notes.
(5)	The liability related to the fair value of the interest rate swap was offset by a $5,086 decrease to the carrying value of the February 2030 Notes.
(6)	The asset related to the fair value of the interest rate swap was offset by a $5,205 increase to the carrying value of the September 2030 Notes.
(7)	The liability related to the fair value of the interest rate swap was offset by a $6,294 decrease to the carrying value of the January 2031 Notes.
(8)	The asset related to the fair value of the interest rate swap was offset by a $31,064 increase to the carrying value of the March 2032 Notes.

	As of December 31, 2024
Derivative Instrument	Notional Amount	Maturity Date	Gross Amount of Recognized Assets	Gross Amount of Recognized Liabilities	Balance Sheet Location of Net Amounts
Interest rate swap(1)	$1,000,000	March 15, 2028	$—	$(1,505)	Accounts payable and other liabilities
Interest rate swap(2)	$700,000	August 15, 2029	926	—	Other assets
Interest rate swap(3)	$750,000	February 15, 2030	—	(28,019)	Accounts payable and other liabilities
Total			$926	$(29,524)
(1)	The liability related to the fair value of the interest rate swaps was offset by a $1,532 decrease to the carrying value of the March 2028 Notes.
(2)	The asset related to the fair value of the interest rate swap was offset by a $960 increase to the carrying value of the August 2029 Notes.
(3)	The liability related to the fair value of the interest rate swap was offset by a $27,748 decrease to the carrying value of the February 2030 Notes.

7. COMMITMENTS AND CONTINGENCIES

Investment Commitments

The Fund’s investment portfolio may contain debt investments which are in the form of revolving and delayed draw loan commitments, which require the Fund to provide funding when requested by portfolio companies in accordance with underlying loan agreements. As of December 31, 2025 and 2024, the Fund had the following commitments to fund various revolving and delayed draw loans:

	As of December 31,
	2025	2024
Total revolving loan commitments	$1,347,979	$643,525
Less: funded commitments	(186,051)	(112,499)
Total net unfunded revolving loan commitments	1,161,928	531,026

Total unfunded delayed draw loan commitments	2,636,620	1,025,608
Less: unavailable delayed draw loan commitments due to borrowing base or other covenant restrictions	(21,494)	(603)
Total net unfunded delayed draw loan commitments	2,615,126	1,025,005
Total net unfunded revolving and delayed draw loan commitments	$3,777,054	$1,556,031

The Fund’s commitment to fund delayed draw loans is generally triggered upon the satisfaction of certain pre-negotiated terms and conditions. Generally, the most significant and uncertain term requires the borrower to satisfy a specific use of proceeds covenant. The use of proceeds covenant typically requires the borrower to use the additional loans for the specific purpose of a permitted acquisition or permitted investment, for example. In addition to the use of proceeds covenant, the borrower is generally required to satisfy additional negotiated covenants (including specified leverage levels).

The Fund has also committed $2.0 billion of subordinated certificates to the ADLP, representing the Fund’s portion of the total capital commitments to the ADLP. See Note 4 for more information on the ADLP.

In addition, as of December 31, 2025 and 2024, the Fund was party to subscription agreements to fund equity investment commitments as follows:

	As of December 31,
	2025	2024
Total equity commitments	$250,381	$24,220
Less: funded commitments	(101,398)	(3,407)
Total net unfunded equity commitments	$148,983	$20,813

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Fund follows ASC 825-10, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASC 825-10”), which provides companies the option to report selected financial assets and liabilities at fair value. ASC 825-10 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of the company’s choice to use fair value on its earnings. ASC 825-10 also requires companies to display the fair value of the selected assets and liabilities on the face of the balance sheet. The Fund has not elected the ASC 825-10 option to report selected financial assets and liabilities at fair value. With the exception of the line items entitled “other assets,” “secured borrowing” and “debt,” which are reported at amortized cost, the carrying value of all other assets and liabilities approximate fair value.

The Fund also follows ASC 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), which among other matters, requires enhanced disclosures about investments that are measured and reported at fair value. ASC 820-10 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosure of fair value measurements. ASC 820-10 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. ASC 820-10 requires the Fund to assume that the portfolio investment is sold in its principal market to market participants or, in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820-10, the Fund has considered its principal market as the market in which the Fund exits its portfolio investments with the greatest volume and level of activity. ASC 820-10 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. In accordance with ASC 820-10, these inputs are summarized in the three broad levels listed below:

●	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.
●	Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
●	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In addition to using the above inputs in investment valuations, the Valuation Designee continues to employ its net asset valuation policy and procedures that have been reviewed by the Fund’s board of trustees in connection with their designation of the Fund’s investment adviser as the valuation designee that are consistent with the provisions of Rule 2a-5 under the Investment Company Act and ASC 820-10 (see Note 2 for more information). Consistent with its valuation policy and procedures, the Valuation Designee will evaluate the source of inputs, including any markets in which the Fund’s investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. Where there may not be a readily available market value for some of the investments in the Fund’s portfolio, the fair value of a portion of the Fund’s investments may be determined using unobservable inputs.

The Fund’s portfolio investments classified as Level 3 are typically valued using two different valuation techniques. The first valuation technique is an analysis of the enterprise value (“EV”) of the portfolio company. EV means the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. The primary method for determining EV uses a multiple analysis whereby appropriate multiples are applied to the portfolio company’s EBITDA. EBITDA multiples are typically determined based upon review of market comparable transactions and publicly traded comparable companies, if any. The Valuation Designee may also employ other valuation multiples to determine EV, such as revenues or, in the case of certain portfolio companies in the power generation industry, kilowatt capacity. The second method for determining EV uses a discounted cash flow analysis whereby future expected cash flows of the portfolio company are discounted to determine a present value using estimated discount rates (typically a weighted average cost of capital based on costs of debt and equity consistent with current market conditions). The EV analysis is performed to determine the value of equity investments, the value of debt investments in portfolio companies where the Fund has control or could gain control through an option or warrant security, and to determine if there is credit impairment for debt investments. If debt investments are credit impaired, an EV analysis may be used to value such debt investments; however, in addition to the methods outlined above, other methods such as a liquidation or wind-down analysis may be utilized to estimate EV. The second valuation technique is a yield analysis, which is typically performed for non-credit impaired debt investments in portfolio companies where the Fund does not own a controlling equity position. To determine fair value using a yield analysis, a current price is imputed for the investment based upon an assessment of the expected market yield for a similarly structured investment with a similar level of risk. In the yield analysis, the Valuation Designee considers the current contractual interest rate, the maturity and other terms of the investment relative to risk of the company and the specific investment. A key determinant of risk, among other things, is the leverage through the investment relative to the EV of the portfolio company. As debt investments held by the Fund are substantially illiquid with no active transaction market, the Valuation Designee depends on primary market data, including newly funded transactions, as well as secondary market data with respect to high yield debt instruments and syndicated loans, as inputs in determining the appropriate market yield, as applicable.

The following table presents fair value measurements of investments, unfunded revolving and delayed draw loan commitments and derivatives as of December 31, 2025:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
First lien senior secured loans	$—	$6,617,396	$10,542,870	$17,160,266
Second lien senior secured loans	—	287,211	141,949	429,160
Senior subordinated loans	—	5,086	1,063,756	1,068,842
Corporate bonds	—	—	99,063	99,063
Collateralized loan obligations	—	—	1,051,264	1,051,264
Commercial mortgage-backed securities	—	—	99,962	99,962
Private asset-backed investments	—	—	300,947	300,947
Investments in joint ventures	—	—	391,000	391,000
Preferred equity	—	—	317,476	317,476
Other equity	—	—	489,521	489,521
Investments not measured at net asset value	$—	$6,909,693	$14,497,808	$21,407,501
Investments measured at net asset value(1)				101,097
Total investments				$21,508,598
Unfunded revolving and delayed draw loan commitments(2)	$—	$—	$(10,885)	$(10,885)
Derivatives:
Foreign currency forward contracts	$—	$(22,867)	$—	$(22,867)
Interest rate swaps	$—	$58,008	$—	$58,008
(1)	Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated statements of assets and liabilities.
(2)	The fair value of unfunded revolving and delayed draw loan commitments is included in “accounts payable and other liabilities” in the accompanying consolidated statements of assets and liabilities.

The following table presents fair value measurements of investments, unfunded revolving and delayed draw loan commitments and derivatives as of December 31, 2024:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
First lien senior secured loans	$—	$5,481,780	$4,648,527	$10,130,307
Second lien senior secured loans	—	128,558	29,942	158,500
Senior subordinated loans	—	—	213,500	213,500
Corporate bonds	—	—	65,312	65,312
Collateralized loan obligations	—	—	370,985	370,985
Commercial mortgage-backed securities	—	—	29,161	29,161
Private asset-backed investments	—	—	208,357	208,357
Preferred equity	—	—	122,570	122,570
Other equity	—	—	247,144	247,144
Investments not measured at net asset value	$—	$5,610,338	$5,935,498	$11,545,836
Investments measured at net asset value(1)				3,313
Total investments				$11,549,149
Unfunded revolving and delayed draw loan commitments(2)	$—	$—	$(5,572)	$(5,572)
Derivatives:
Foreign currency forward contracts	$—	$8,506	$—	$8,506
Interest rate swaps	$—	$(28,598)	$—	$(28,598)
(1)	Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated statements of assets and liabilities.
(2)	The fair value of unfunded revolving and delayed draw loan commitments is included in “accounts payable and other liabilities” in the accompanying consolidated statements of assets and liabilities.

The following tables summarize the significant unobservable inputs the Valuation Designee used to value the majority of the Fund’s investments categorized within Level 3 as of December 31, 2025 and 2024. The tables are not intended to be all-inclusive, but instead to capture the significant unobservable inputs relevant to the determination of fair values.

	As of December 31, 2025
			Unobservable Input
		Primary Valuation			Weighted
Asset Category	Fair Value	Techniques	Input	Estimated Range	Average(1)
First lien senior secured loans	$10,364,836	Yield analysis	Market yield	5.5% – 19.1%	9.1%
	167,884	Broker quotes	N/A	N/A	N/A
	10,150	Transaction Cost	N/A	N/A	N/A
Second lien senior secured loans	141,949	Yield analysis	Market yield	8.2% – 19.6%	12.9%
Senior subordinated loans	1,032,512	Yield analysis	Market yield	7.0% – 24.7%	10.6%
	31,244	Transaction Cost	N/A	N/A	N/A
Corporate bonds	99,063	Broker quotes	N/A	N/A	N/A
Collateralized loan obligations	1,047,274	Broker quotes	N/A	N/A	N/A
	3,990	Transaction cost	N/A	N/A	N/A
Commercial mortgage-backed securities	99,962	Broker quotes	N/A	N/A	N/A
Private asset-backed investments	202,865	Yield analysis	Market yield	4.0% – 13.8%	8.7%
	50,750	Broker quotes	N/A	N/A	N/A
	41,570	Transaction cost	N/A	N/A	N/A
	5,762	Income (other)	Constant default rate	0.0% – 7.0%	1.7%
Investments in joint ventures	391,000	Yield analysis	Market yield	10.0%	10.0%
Preferred equity	165,475	EV market multiple analysis	EBITDA multiple	7.1x – 22.5x	12.4x
	152,001	Yield analysis	Market yield	9.8% – 15.0%	12.9%
Other equity	489,521	EV market multiple analysis	EBITDA multiple	7.2x – 33.0x	15.1x
Total investments	$14,497,808
(1)	Unobservable inputs were weighted by the relative fair value of the investments.

	As of December 31, 2024
			Unobservable Input
		Primary Valuation			Weighted
Asset Category	Fair Value	Techniques	Input	Estimated Range	Average(1)
First lien senior secured loans	$4,384,607	Yield analysis	Market yield	6.3% – 15.8%	10.0%
	263,920	Broker quotes	N/A	N/A	N/A
Second lien senior secured loans	29,942	Yield analysis	Market yield	9.6% – 16.0%	11.3%
Senior subordinated loans	213,500	Yield analysis	Market yield	8.4% – 18.3%	11.3%
Corporate bonds	40,286	Broker quotes	N/A	N/A	N/A
	25,026	Transaction cost	N/A	N/A	N/A
Collateralized loan obligations	344,155	Broker quotes	N/A	N/A	N/A
	26,830	Transaction cost	N/A	N/A	N/A
Commercial mortgage-backed securities	29,161	Broker quotes	N/A	N/A	N/A
Private asset-backed investments	99,799	Yield analysis	Market yield	2.6% – 13.8%	8.8%
	74,643	Transaction cost	N/A	N/A	N/A
	29,782	Broker quotes	N/A	N/A	N/A
	4,133	Income (other)	Constant default rate	0.0% – 10.3%	4.0%
Preferred equity	67,424	Yield analysis	Market yield	9.8% – 15.0%	12.5%
	55,146	EV market multiple analysis	EBITDA multiple	3.4x – 23.0x	18.1x
Other equity	247,144	EV market multiple analysis	EBITDA multiple	8.0x – 34.6x	12.7x
Total investments	$5,935,498
(1)	Unobservable inputs were weighted by the relative fair value of the investments.

Changes in market yields, discount rates or EBITDA multiples, each in isolation, may change the fair value of certain of the Fund’s investments. Generally, an increase in market yields or discount rates or decrease in EBITDA multiples may result in a decrease in the fair value of certain of the Fund’s investments.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Fund’s investments may fluctuate from period to period. Additionally, the fair value of the Fund’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Fund may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Fund was required to liquidate a portfolio investment in a forced or liquidation sale, it could realize significantly less than the value at which the Fund has recorded it.

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned.

The following table presents changes in investments that use Level 3 inputs as of and for the year ended December 31, 2025:

As of and For the Year Ended
December 31, 2025
Balance as of December 31, 2024	$5,935,498
Net realized gains	31,058
Net unrealized gains	145,112
Purchases	10,392,681
Sales	(585,311)
Repayments	(1,187,965)
PIK interest and dividends	81,200
Net accretion of discount on investments	25,821
Transfers into Level 3	337,669
Transfers out of Level 3	(677,955)
Balance as of December 31, 2025	$14,497,808

Investments were transferred into and out of Level 3 during the year ended December 31, 2025 generally as a result of changes in the observability of significant inputs or available market data for certain portfolio companies.

As of December 31, 2025, the net unrealized appreciation on the investments that use Level 3 inputs was $194,934.

For the year ended December 31, 2025, the total amount of gains (losses) included in earnings attributable to the change in unrealized gains (losses) relating to the Fund’s Level 3 assets still held as of December 31, 2025, and reported within the net unrealized gains (losses) on investments and foreign currency transactions in the Fund’s consolidated statements of operations, was $149,047.

The following table presents changes in investments that use Level 3 inputs as of and for the year ended December 31, 2024:

As of and For the Year Ended December 31, 2024
Balance as of December 31, 2023	$1,002,343
Net realized gains	4,037
Net unrealized gains	51,957
Purchases	5,368,849
Sales	(159,181)
Repayments	(207,091)
PIK interest and dividends	24,834
Net accretion of discount on investments	10,729
Transfers into Level 3	153,782
Transfers out of Level 3	(314,761)
Balance as of December 31, 2024	$5,935,498

Investments were transferred into and out of Level 3 during the year ended December 31, 2024 generally as a result of changes in the observability of significant inputs or available market data for certain portfolio companies.

As of December 31, 2024, the net unrealized appreciation on the investments that use Level 3 inputs was $61,136.

For the year ended December 31, 2024, the total amount of gains (losses) included in earnings attributable to the change in unrealized gains (losses) relating to the Fund’s Level 3 assets still held as of December 31, 2024, and reported within the net unrealized gains (losses) on investments and foreign currency transactions in the Fund’s consolidated statements of operations was $52,042.

The following are the carrying and fair values of the Fund’s debt obligations as of December 31, 2025 and 2024.

	As of December 31,
	2025			2024
	Carrying Value(1)		Fair Value(6)	Carrying Value(1)		Fair Value(6)
Revolving Credit Facility	$2,525,642		$2,525,642	$489,453		$489,453
SG Funding Facility	612,811		612,811	861,811		861,811
SB Funding Facility	400,000		400,000	75,000		75,000
BNP Funding Facility	900,000		900,000	250,000		250,000
January 2037 CLO Notes (principal amount outstanding of $476,000)(2)	473,310	(3)	473,310	473,120	(3)	473,120
April 2038 CLO Debt (principal amount outstanding of $350,000 and $0, respectively)(2)	348,196	(3)	348,196	—		—
January 2039 CLO Debt (principal amount outstanding of $532,000 and $0, respectively)(2)	529,820	(3)	529,820	—		—
March 2028 Notes (principal amount outstanding of $1,000,000)	1,004,008	(3)(4)	1,013,110	984,492	(3)(4)	1,000,510
September 2028 Notes (principal amount outstanding of $600,000 and $0, respectively)	597,103	(3)(4)	604,992	—		—
January 2029 Notes (principal amount outstanding of $600,000 and $0, respectively)	589,036	(3)(4)	593,616	—		—
August 2029 Notes (principal amount outstanding of $700,000)	705,261	(3)(4)	717,759	687,445	(3)(4)	712,824
February 2030 Notes (principal amount outstanding of $750,000)	731,239	(3)(4)	757,665	705,863	(3)(4)	740,565
September 2030 Notes (principal amount outstanding of $500,000 and $0, respectively)	496,117	(3)(4)	505,680	—		—
January 2031 Notes (principal amount outstanding of $500,000 and $0, respectively)	483,459	(3)(4)	491,060	—		—
March 2032 Notes (principal amount outstanding of $750,000 and $0, respectively)	764,594	(3)(4)	770,467	—		—
Total	$11,160,596	(5)	$11,244,128	$4,527,184	(5)	$4,603,283
(1)	The Revolving Credit Facility, the SG Funding Facility, the SB Funding Facility and the BNP Funding Facility carrying values are the same as the principal amounts outstanding.
(2)	Excludes the January 2037 CLO Subordinated Notes, the April 2038 CLO Subordinated Notes and the January 2039 CLO Subordinated Notes, which were retained by the Fund and, as such, eliminated in consolidation. See Note 5 for more information on the Debt Securitizations.
(3)	Represents the aggregate principal amount outstanding, less unamortized debt issuance costs and the unaccreted discount recorded upon issuance.
(4)	The carrying value of the March 2028 Notes, the September 2028 Notes, the January 2029 Notes, the August 2029 Notes, the February 2030 Notes, the September 2030 Notes, the January 2031 Notes and the March 2032 Notes as of December 31, 2025 includes adjustments as a result of effective hedge accounting relationships. The carrying value of the March 2028 Notes, the August 2029 Notes and the February 2030 Notes as of December 31, 2024 includes adjustments as a result of effective hedge accounting relationships. See Notes 5 and 6 for more information.
(5)	Total principal amount of outstanding debt totaled $11,194,548 and $4,602,317 as of December 31, 2025 and 2024, respectively.
(6)	The fair value of the debt obligations would be categorized as Level 2 under ASC 820-10.

9. NET ASSETS

The Fund has the authority to issue an unlimited number of Common Shares of beneficial interest at $0.01 par value per share.

The Fund publicly offers its Common Shares on a continuous basis, pursuant to the Offering. The purchase price per share for each class of Common Shares equals the Fund’s NAV per share, as of the day preceding the effective date of the monthly share purchase. The Intermediary Manager will use its best efforts to sell Common Shares, but is not obligated to purchase or sell any specific amount of Common Shares in the Offering. The Fund also engages in offerings of its unregistered Common Shares to non-U.S. investors pursuant to Section 4(a)(2) of the Securities Act and Regulation S promulgated under the Securities Act.

The following table summarizes transactions in Common Shares during the years ended December 31, 2025, 2024 and 2023:

	For the Years Ended December 31,
	2025		2024		2023
	Shares	Amount	Shares	Amount	Shares	Amount
Class I
Subscriptions(1)	153,352	$4,218,581	120,061	$3,288,851	45,712	$1,218,909
Share transfers between classes	108	2,968	34	945	—	—
Distributions reinvested	6,586	180,681	2,510	68,786	307	8,289
Repurchased shares, net of early repurchase deduction	(27,017)	(741,892)	(2,127)	(58,324)	(3)	(78)
Net increase	133,029	$3,660,338	120,478	$3,300,258	46,016	$1,227,120
Class S
Subscriptions(1)	19,157	$526,705	18,459	$504,882	10,959	$296,150
Share transfers between classes	(264)	(7,221)	(120)	(3,298)	—	—
Distributions reinvested	943	25,908	376	10,308	13	341
Repurchased shares, net of early repurchase deduction	(1,876)	(51,409)	(194)	(5,298)	—	—
Net increase	17,960	$493,983	18,521	$506,594	10,972	$296,491
Class D
Subscriptions(1)	18,734	$514,941	9,766	$267,907	1,798	$48,588
Share transfers between classes	156	4,253	86	2,353	—	—
Distributions reinvested	830	22,816	115	3,164	8	222
Repurchased shares, net of early repurchase deduction	(2,081)	(56,946)	—	—	—	—
Net increase	17,639	$485,064	9,967	$273,424	1,806	$48,810
Total net increase	168,628	$4,639,385	148,966	$4,080,276	58,794	$1,572,421
(1)	See Note 13 for subsequent events related to subscription activities.

Net Asset Value Per Share and Offering Price

The Fund determines NAV for each class of shares as of the last day of each calendar month. Share issuances related to monthly subscriptions are effective the first calendar day of each month. The NAV per share for each class of shares is determined by dividing the value of total assets attributable to the class minus liabilities attributable to the share class by the total number of each share class of Common Shares outstanding at the date as of which the determination is made. The following tables summarize each month-end NAV per share for Class I shares, Class S shares and Class D shares during the years ended December 31, 2025, 2024 and 2023:

	NAV Per Share
	Class I	Class S	Class D
January 31, 2025	$27.60	$27.60	$27.60
February 28, 2025	$27.47	$27.47	$27.47
March 31, 2025	$27.36	$27.36	$27.36
April 30, 2025	$27.27	$27.27	$27.27
May 31, 2025	$27.42	$27.42	$27.42
June 30, 2025	$27.51	$27.51	$27.51
July 31, 2025	$27.55	$27.55	$27.55
August 31, 2025	$27.50	$27.50	$27.50
September 30, 2025	$27.58	$27.58	$27.58
October 31, 2025	$27.55	$27.55	$27.55
November 30, 2025	$27.47	$27.47	$27.47
December 31, 2025	$27.48	$27.48	$27.48

	NAV Per Share
	Class I	Class S	Class D
January 31, 2024	$27.17	$27.17	$27.17
February 29, 2024	$27.19	$27.19	$27.19
March 31, 2024	$27.30	$27.30	$27.30
April 30, 2024	$27.29	$27.29	$27.29
May 31, 2024	$27.39	$27.39	$27.39
June 30, 2024	$27.45	$27.45	$27.45
July 31, 2024	$27.44	$27.44	$27.44
August 31, 2024	$27.41	$27.41	$27.41
September 30, 2024	$27.45	$27.45	$27.45
October 31, 2024	$27.49	$27.49	$27.49
November 30, 2024	$27.58	$27.58	$27.58
December 31, 2024	$27.61	$27.61	$27.61

	NAV Per Share
	Class I	Class S	Class D
January 31, 2023	$25.40	$25.40	$25.40
February 28, 2023	$25.58	$25.58	$25.58
March 31, 2023	$25.71	$25.71	$25.71
April 30, 2023	$26.12	$26.12	$26.12
May 31, 2023	$26.08	$26.08	$26.08
June 30, 2023	$26.75	$26.75	$26.75
July 31, 2023	$27.01	$27.01	$27.01
August 31, 2023	$27.08	$27.08	$27.08
September 30, 2023	$27.07	$27.07	$27.07
October 31, 2023	$26.92	$26.92	$26.92
November 30, 2023	$27.03	$27.03	$27.03
December 31, 2023	$27.22	$27.22	$27.22

The date of the first sale of Class S shares and Class D shares was August 1, 2023.

Distributions

The Fund’s board of trustees expects to declare monthly regular distributions for each class of its Common Shares. The following tables present the monthly regular distributions that were declared and payable during the years ended December 31, 2025, 2024 and 2023:

			Class I
Declaration Date	Record Date	Payment Date	Net Distribution Per Share	Distribution Amount
November 8, 2024	January 31, 2025	February 21, 2025	$0.21430	$40,299
November 8, 2024	February 28, 2025	March 21, 2025	0.21430	43,931
November 8, 2024	March 31, 2025	April 23, 2025	0.21430	46,782
March 10, 2025	April 30, 2025	May 22, 2025	0.21430	50,430
March 10, 2025	May 30, 2025	June 25, 2025	0.21430	52,089
March 10, 2025	June 30, 2025	July 23, 2025	0.21430	52,061
May 14, 2025	July 31, 2025	August 22, 2025	0.21430	53,575
May 14, 2025	August 29, 2025	September 24, 2025	0.21430	60,034
May 14, 2025	September 30, 2025	October 23, 2025	0.21430	63,575
August 8, 2025	October 31, 2025	November 21, 2025	0.21430	66,353
August 8, 2025	November 28, 2025	December 24, 2025	0.21430	68,097
August 8, 2025	December 31, 2025	January 23, 2026	0.21430	65,318
Total distributions declared and payable for the year ended December 31, 2025			$2.57160	$662,544
January 23, 2024	January 31, 2024	February 22, 2024	$0.21430	$12,121
January 23, 2024	February 29, 2024	March 25, 2024	0.21430	13,234
January 23, 2024	March 29, 2024	April 24, 2024	0.21430	14,439
March 14, 2024	April 30, 2024	May 23, 2024	0.21430	17,944
March 14, 2024	May 31, 2024	June 25, 2024	0.21430	19,924
March 14, 2024	June 28, 2024	July 24, 2024	0.21430	22,239
May 10, 2024	July 31, 2024	August 23, 2024	0.21430	24,786
May 10, 2024	August 30, 2024	September 23, 2024	0.21430	26,807
May 10, 2024	September 30, 2024	October 23, 2024	0.21430	28,955
August 13, 2024	October 31, 2024	November 22, 2024	0.21430	31,339
August 13, 2024	November 29, 2024	December 26, 2024	0.21430	34,663
August 13, 2024	December 31, 2024	January 23, 2025	0.21430	36,950
Total distributions declared and payable for the year ended December 31, 2024			$2.57160	$283,401

			Class I
Declaration Date	Record Date	Payment Date	Net Distribution Per Share	Distribution Amount
June 30, 2023	August 31, 2023	September 25, 2023	$0.19925	$7,195
August 10, 2023	September 29, 2023	October 25, 2023	0.19925	8,027
August 10, 2023	October 31, 2023	November 27, 2023	0.19925	8,949
November 13, 2023	November 30, 2023	December 26, 2023	0.21430	10,153
November 13, 2023	December 29, 2023	January 25, 2024	0.21430	11,131
Total distributions declared and payable for the year ended December 31, 2023			$1.02635	$45,455

			Class S
Declaration Date	Record Date	Payment Date	Net Distribution Per Share	Distribution Amount
November 8, 2024	January 31, 2025	February 21, 2025	$0.19437	$6,193
November 8, 2024	February 28, 2025	March 21, 2025	0.19630	6,546
November 8, 2024	March 31, 2025	April 23, 2025	0.19447	6,858
March 10, 2025	April 30, 2025	May 22, 2025	0.19519	7,233
March 10, 2025	May 30, 2025	June 25, 2025	0.19461	7,484
March 10, 2025	June 30, 2025	July 23, 2025	0.19514	7,736
May 14, 2025	July 31, 2025	August 22, 2025	0.19444	8,001
May 14, 2025	August 29, 2025	September 24, 2025	0.19441	8,333
May 14, 2025	September 30, 2025	October 23, 2025	0.19509	8,681
August 8, 2025	October 31, 2025	November 21, 2025	0.19439	8,971
August 8, 2025	November 28, 2025	December 24, 2025	0.19505	9,194
August 8, 2025	December 31, 2025	January 23, 2026	0.19447	9,229
Total distributions declared and payable for the year ended December 31, 2025			$2.33793	$94,459
January 23, 2024	January 31, 2024	February 22, 2024	$0.19470	$2,417
January 23, 2024	February 29, 2024	March 25, 2024	0.19600	2,778
January 23, 2024	March 29, 2024	April 24, 2024	0.19472	3,181
March 14, 2024	April 30, 2024	May 23, 2024	0.19528	3,554
March 14, 2024	May 31, 2024	June 25, 2024	0.19465	3,888
March 14, 2024	June 28, 2024	July 24, 2024	0.19522	4,280
May 10, 2024	July 31, 2024	August 23, 2024	0.19454	4,462
May 10, 2024	August 30, 2024	September 23, 2024	0.19454	4,694
May 10, 2024	September 30, 2024	October 23, 2024	0.19520	4,929
August 13, 2024	October 31, 2024	November 22, 2024	0.19454	5,116
August 13, 2024	November 29, 2024	December 26, 2024	0.19515	5,416
August 13, 2024	December 31, 2024	January 23, 2025	0.19444	5,735
Total distributions declared and payable for the year ended December 31, 2024			$2.33898	$50,450

			Class S
Declaration Date	Record Date	Payment Date	Net Distribution Per Share	Distribution Amount
June 30, 2023	August 31, 2023	September 25, 2023	$0.17975	$430
August 10, 2023	September 29, 2023	October 25, 2023	0.18033	917
August 10, 2023	October 31, 2023	November 27, 2023	0.17971	1,214
November 13, 2023	November 30, 2023	December 26, 2023	0.19549	1,747
November 13, 2023	December 29, 2023	January 25, 2024	0.19479	2,137
Total distributions declared and payable for the year ended December 31, 2023			$0.93007	$6,445

			Class D
Declaration Date	Record Date	Payment Date	Net Distribution Per Share	Distribution Amount
November 8, 2024	January 31, 2025	February 21, 2025	$0.20844	$2,923
November 8, 2024	February 28, 2025	March 21, 2025	0.20901	3,408
November 8, 2024	March 31, 2025	April 23, 2025	0.20847	3,843
March 10, 2025	April 30, 2025	May 22, 2025	0.20868	4,270
March 10, 2025	May 30, 2025	June 25, 2025	0.20851	4,629
March 10, 2025	June 30, 2025	July 23, 2025	0.20867	4,935
May 14, 2025	July 31, 2025	August 22, 2025	0.20846	5,248
May 14, 2025	August 29, 2025	September 24, 2025	0.20845	5,567
May 14, 2025	September 30, 2025	October 23, 2025	0.20865	5,707
August 8, 2025	October 31, 2025	November 21, 2025	0.20844	5,889
August 8, 2025	November 28, 2025	December 24, 2025	0.20864	6,122
August 8, 2025	December 31, 2025	January 23, 2026	0.20847	6,131
Total distributions declared and payable for the year ended December 31, 2025			$2.50289	$58,672
January 23, 2024	January 31, 2024	February 22, 2024	$0.20854	$471
January 23, 2024	February 29, 2024	March 25, 2024	0.20892	498
January 23, 2024	March 29, 2024	April 24, 2024	0.20854	528
March 14, 2024	April 30, 2024	May 23, 2024	0.20871	578
March 14, 2024	May 31, 2024	June 25, 2024	0.20852	606
March 14, 2024	June 28, 2024	July 24, 2024	0.20869	645
May 10, 2024	July 31, 2024	August 23, 2024	0.20849	728
May 10, 2024	August 30, 2024	September 23, 2024	0.20849	1,025
May 10, 2024	September 30, 2024	October 23, 2024	0.20868	1,585
August 13, 2024	October 31, 2024	November 22, 2024	0.20849	1,880
August 13, 2024	November 29, 2024	December 26, 2024	0.20867	2,239
August 13, 2024	December 31, 2024	January 23, 2025	0.20846	2,454
Total distributions declared and payable for the year ended December 31, 2024			$2.50320	$13,237

			Class D
Declaration Date	Record Date	Payment Date	Net Distribution Per Share	Distribution Amount
June 30, 2023	August 31, 2023	September 25, 2023	$0.19351	$134
August 10, 2023	September 29, 2023	October 25, 2023	0.19369	228
August 10, 2023	October 31, 2023	November 27, 2023	0.19350	235
November 13, 2023	November 30, 2023	December 26, 2023	0.20877	292
November 13, 2023	December 29, 2023	January 25, 2024	0.20856	377
Total distributions declared and payable for the year ended December 31, 2023			$0.99803	$1,266

The net distributions received by shareholders of Class S shares and Class D shares include the effect of the shareholder servicing and/or distribution fees applicable to such class of shares. Class I shares have no shareholder servicing and/or distribution fees.

See Note 13 for subsequent events relating to regular distributions declared by the Fund’s board of trustees.

Distribution Reinvestment Plan

The Fund has adopted a distribution reinvestment plan, pursuant to which the Fund will not reinvest cash distributions declared by the board of trustees on behalf of the Fund’s shareholders unless such shareholders elect for their shares to be automatically reinvested. As a result, if the board of trustees authorizes, and the Fund declares, a cash distribution, then the Fund’s shareholders who have opted into the Fund’s distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares, rather than receiving the cash distribution. Distributions on fractional shares will be credited to each participating shareholder’s account. The purchase price for shares issued under the Fund’s distribution reinvestment plan will be equal to the most recent available NAV per share for such shares at the time the distribution is payable.

Share Repurchase Program

The Fund has a share repurchase program, pursuant to which the Fund intends to offer to repurchase, at the discretion of the Fund’s board of trustees, up to 5% of its Common Shares outstanding in each quarter. The Fund’s board of trustees may amend, suspend or terminate the share repurchase program if it deems such action to be in its best interest and the best interest of its common shareholders. As a result, share repurchases may not be available each quarter, or at all. All shares purchased by the Fund in connection with the share repurchase program will be retired and thereafter will be authorized and unissued shares.

In accordance with the Fund’s share repurchase program, shares repurchased in the Fund’s tender offers completed during the years ended December 31, 2025, 2024 and 2023 were repurchased using a purchase price equal to the NAV per share as of the last calendar day of the applicable month designated by the Fund’s board of trustees, except that the Fund deducted 2.00% from such NAV for shares that were not outstanding for at least one year (the “Early Repurchase Deduction”).

The plan adopted by the Fund pursuant to Rule 18f-3 under the Investment Company Act so that the Fund may issue multiple classes of Common Shares (the “Multiple Class Plan”) provides that the Early Repurchase Deduction holding period ends on the one-year anniversary of the subscription closing date and the Early Repurchase Deduction will not apply to shares acquired through the Fund’s distribution reinvestment plan. The Early Repurchase Deduction may be waived in the case of repurchase requests: (i) arising from the death or qualified disability of the holder; (ii) submitted by discretionary model portfolio management programs (and similar arrangements); (iii) from feeder funds (or similar vehicles) primarily created to hold the Fund’s Common Shares, which are offered to non-U.S. persons, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; and (iv) in the event that a shareholder’s Common Shares are repurchased because the shareholder has failed to maintain a minimum account balance. Prior to May 8, 2024, the Fund could only waive the Early Repurchase Deduction in the case of repurchase requests arising from the death or qualified disability of the holder. The Early Repurchase Deduction is retained by the Fund for the benefit of remaining shareholders.

The following tables present the share repurchases completed during the years ended December 31, 2025, 2024 and 2023:

Repurchase Pricing Date	Total Number of Shares Repurchased	Percentage of Outstanding Shares Repurchased(1)	Repurchase Request Deadline	Purchase Price Per Share	Amount Repurchased (All Classes)(2)	Maximum number of shares that may yet be purchased under the repurchase program(3)
February 28, 2025	1,093	0.47%	March 20, 2025	$27.47	$29,969	—
May 31, 2025	5,281	1.80%	June 20, 2025	$27.42	$144,586	—
August 31, 2025	2,943	0.93%	September 19, 2025	$27.50	$80,915	—
November 30, 2025	21,657	5.65%	December 23, 2025	$27.47	$594,777	—

Repurchase Pricing Date	Total Number of Shares Repurchased	Percentage of Outstanding Shares Repurchased(1)	Repurchase Request Deadline	Purchase Price Per Share	Amount Repurchased (All Classes)(2)	Maximum number of shares that may yet be purchased under the repurchase program(3)
February 29, 2024	387	0.54%	March 20, 2024	$27.19	$10,376	—
May 31, 2024	5	0.01%	June 20, 2024	$27.39	$132	—
August 31, 2024	134	0.09%	September 20, 2024	$27.41	$3,623	—
November 30, 2024	1,795	0.90%	December 20, 2024	$27.58	$49,491	—

Maximum number
of shares that may
	Total Number	Percentage of	Repurchase	Purchase	Amount	yet be purchased
	of Shares	Outstanding Shares	Request	Price	Repurchased	under the repurchase
Repurchase Pricing Date	Repurchased	Repurchased(1)	Deadline	Per Share	(All Classes)(2)	program(3)
November 30, 2023	2,955	0.01%	December 20, 2023	$27.03	$78	—
(1)	Percentage is based on total shares outstanding as of the close of business on the last calendar day of the month preceding the applicable repurchase pricing date.
(2)	Amounts shown net of the Early Repurchase Deduction.
(3)	All repurchase requests were satisfied in full.

10. INCOME AND EXCISE TAXES

For U.S. federal income tax purposes, amounts distributed to the Fund’s shareholders as distributions are reported as ordinary income, capital gains, or a combination thereof. Distributions paid to shareholders for the years ended December 31, 2025, 2024 and 2023 were taxable as follows:

	For the Years Ended December 31,
	2025	2024	2023
Ordinary income	$786,743	$347,088	$53,166
Capital gains	28,932	—	—
Total (1)	$815,675	$347,088	$53,166
(1)	For the years ended December 31, 2025, 2024 and 2023, the percentage of total distributions paid that constituted interest-related distributions was 88.6%, 92.4% and 100%, respectively.

The following reconciles the net increase in net assets resulting from operations to taxable income for the years ended December 31, 2025, 2024 and 2023:

	For the Years Ended December 31,
	2025	2024	2023
	(Estimated)(1)
Net increase in net assets resulting from operations	$781,638	$406,116	$94,039
Adjustments:
Net unrealized losses on investments and foreign currency transactions	(3,400)	(54,072)	(20,526)
Income not currently taxable (2)	(47,102)	(4,749)	(277)
Income for tax but not book	39,841	809	—
Expenses not currently deductible	13,086	10,739	3,868
Realized gain/loss differences	(2,472)	—	—
Taxable income	$781,591	$358,843	$77,104
(1)	The calculation of estimated 2025 U.S. federal taxable income is based on certain estimated amounts, including information received from third parties and, as a result, actual 2025 U.S. federal taxable income will not be finally determined until the Fund’s 2025 U.S. federal tax return is filed in 2026 (and, therefore, such estimate is subject to change).
(2)	Includes a reduction for dividend income from preferred equity that is not taxable until collected totaling $16,519, $4,134 and $277 for the years ended December 31, 2025, 2024 and 2023, respectively, net of dividend income collected of $2,776, $0 and $0, respectively, for the years ended December 31, 2025, 2024 and 2023, respectively.

Taxable income generally differs from net increase in net assets resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized.

For the year ended December 31, 2025, the Fund estimated U.S. federal taxable income exceeded its distributions made from such taxable income during the year; consequently, the Fund has elected to carry forward the excess for distributions to shareholders in 2026. The amount carried forward to 2026 is estimated to be approximately $3,286, all of which is ordinary income, although these amounts will not be finalized until the 2025 tax returns are filed in 2026. For the years ended December 31, 2024 and 2023, the Fund had taxable income in excess of the distributions made from such taxable income during the year, and therefore, the Fund elected to carry forward the excess for distribution to shareholders in 2025 and 2024, respectively. The amount carried forward to 2025 and 2024 were $37,368 and $24,164, respectively. To the extent that the Fund determines that its estimated current year annual taxable income will exceed its estimated current year distributions from such taxable income, the Fund accrues excise tax on estimated excess taxable income. For the years ended December 31, 2025, 2024 and 2023, a net expense of $389, $787 and $944, respectively, was recorded for U.S. federal excise tax.

The Fund may adjust the classification of net assets as a result of permanent book-to-tax differences, which may include merger-related items, differences in the book and tax basis of certain assets and liabilities, and nondeductible federal taxes (including excise taxes), among other items. These adjustments are reclassifications among the individual components of net assets and have no effect on total net assets. For the years ended December 31, 2025, 2024 and 2023, permanent differences were as follows:

	For the Years Ended December 31,
	2025	2024	2023
Accumulated undistributed earnings	$6,919	$—	$762
Paid in capital	$(6,919)	$—	$(762)

As of December 31, 2025 and 2024, the estimated cost basis of investments for U.S. federal tax purposes and the estimated gross unrealized appreciation and depreciation are as follows:

	As of December 31,
	2025	2024
Gross unrealized appreciation	$354,875	$194,093
Gross unrealized depreciation	(148,126)	(126,983)
Net unrealized appreciation	$206,749	$67,110

Estimated cost basis of investments	$21,301,849	$11,485,299

Certain of the Fund’s consolidated subsidiaries are subject to U.S. federal and state income taxes. For the years ended December 31, 2025, 2024 and 2023, the Fund recorded a net tax expense of approximately $115, $0 and $0, respectively, for these subsidiaries.

11. FINANCIAL HIGHLIGHTS AND SENIOR SECURITIES

The following is a schedule of financial highlights as of and for the years ended December 31, 2025, 2024, 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022:

	As of and For the Year Ended December 31, 2025
	Class I	Class S	Class D
Per Share Data:
Net asset value at beginning of period	$27.61	$27.61	$27.61
Net investment income for period(1)	2.32	2.10	2.26
Net realized and unrealized gains for period(1)	0.11	0.11	0.11
Net increase in net assets resulting from operations	2.43	2.21	2.37
Distributions from net investment income	(2.56)	(2.34)	(2.50)
Total decrease in net assets	(0.13)	(0.13)	(0.13)
Net asset value at end of period	$27.48	$27.48	$27.48
Total return based on net asset value(2)	7.74%	7.08%	7.55%
Shares outstanding at end of period	305,450	47,452	29,413
Ratio/Supplemental Data:
Net assets at end of period	$8,393,572	$1,304,117	$808,355
Ratio of operating expenses (excluding expense support) to average net assets(3)(4)	8.15%	9.01%	8.46%
Ratio of operating expenses (including expense support) to average net assets(3)	7.89%	8.74%	8.20%
Ratio of net investment income to average net assets(3)(5)	8.40%	7.58%	8.16%
Portfolio turnover rate(3)	46%	46%	46%

	As of and For the Year Ended December 31, 2024
	Class I	Class S	Class D
Per Share Data:
Net asset value, beginning of period	$27.22	$27.22	$27.22
Net investment income for period(1)	2.40	2.17	2.33
Net realized and unrealized gains for period(1)	0.56	0.56	0.56
Net increase in net assets	2.96	2.73	2.89
Distributions to shareholders(2)	(2.57)	(2.34)	(2.50)
Total increase in net assets	0.39	0.39	0.39
Net asset value, end of period	$27.61	$27.61	$27.61
Total return based on net asset value(2)	10.64%	9.85%	10.41%
Shares outstanding, end of period	172,421	29,493	11,773
Ratio/Supplemental Data:
Net assets, end of period	$4,761,183	$814,414	$325,099
Ratio of operating expenses (excluding expense support) to average net assets(3)(4)	6.95%	7.76%	7.41%
Ratio of operating expenses (including expense support) to average net assets(3)(4)	5.97%	6.77%	6.44%
Ratio of net investment income to average net assets(3)(5)	8.80%	7.95%	8.54%
Portfolio turnover rate(3)	47%	47%	47%

	As of and For the Year Ended December 31, 2023
	Class I	Class S(6)	Class D(6)
Per Share Data:
Net asset value, beginning of period	$24.99	$27.01	$27.01
Net investment income for period(1)	2.41	0.84	0.90
Net realized and unrealized gains for period(1)	0.85	0.30	0.31
Net increase in net assets	3.26	1.14	1.21
Distributions to shareholders(2)	(1.03)	(0.93)	(1.00)
Total increase in net assets	2.23	0.21	0.21
Net asset value, end of period	$27.22	$27.22	$27.22
Total return based on net asset value(2)	13.03%	4.22%	4.47%
Shares outstanding, end of period	51,943	10,972	1,806
Ratio/Supplemental Data:
Net assets, end of period	$1,413,632	$298,608	$49,152
Ratio of operating expenses (excluding expense support) to average net assets(3)(4)	7.52%	7.52%	6.78%
Ratio of operating expenses (including expense support) to average net assets(3)(4)	5.15%	5.57%	4.57%
Ratio of net investment income to average net assets(3)(5)	9.21%	7.38%	7.95%
Portfolio turnover rate(3)	68%	68%	68%

As of and For the Period
from December 5, 2022
(commencement of
operations) to
December 31, 2022
Class I
Per Share Data:
Net asset value at beginning of period	$25.00
Net investment income for period(1)	0.03
Net realized and unrealized losses for period(1)	(0.04)
Net decrease in net assets resulting from operations	(0.01)
Net asset value at end of period	$24.99
Total return based on net asset value(2)	(0.05)%
Shares outstanding at end of period	5,927
Ratio/Supplemental Data:
Net assets at end of period	$148,098
Ratio of operating expenses (excluding expense support) to average net assets(3)(4)	6.71%
Ratio of operating expenses (including expense support) to average net assets(3)	—%
Ratio of net investment income to average net assets(3)(5)	1.73%
Portfolio turnover rate(3)	80%
(1)	Weighted average basic per share data.
(2)	For the years ended December 31, 2025, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022, the total return based on net asset value equaled the change in net asset value during the period divided by the beginning net asset value for the period. The Fund’s performance changes over time and currently may be different than that shown. Past performance is no guarantee of future results. Total return is not annualized.
(3)	The ratios reflect an annualized amount.

(4)	For the years ended December 31, 2025, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022, the ratio of operating expenses to average net assets consisted of the following:

	For the Year Ended December 31, 2025
	Class I	Class S	Class D
Base management fee	1.25%	1.25%	1.25%
Income based fee and capital gains incentive fee	1.24	1.24	1.24
Interest and credit facility fees	5.37	5.38	5.43
Shareholder servicing and/or distribution fees	—	0.85	0.25
Other operating expenses	0.29	0.29	0.29
Total operating expenses	8.15%	9.01%	8.46%

	For the Year Ended December 31, 2024
	Class I	Class S	Class D
Base management fee	1.25%	1.25%	1.25%
Income based fee and capital gains incentive fee	1.43	1.43	1.43
Interest and credit facility fees	3.79	3.75	4.00
Shareholder servicing and/or distribution fees	—	0.85	0.25
Other operating expenses	0.48	0.48	0.48
Total operating expenses	6.95%	7.76%	7.41%

	For the Year Ended December 31, 2023
	Class I	Class S(6)	Class D(6)
Base management fee	1.25%	1.25%	1.25%
Income based fee and capital gains incentive fee	1.43	1.53	1.47
Interest and credit facility fees	3.32	2.86	2.74
Shareholder servicing and/or distribution fees	—	0.85	0.25
Other operating expenses	1.52	1.03	1.07
Total operating expenses	7.52%	7.52%	6.78%

For the period
from December 5, 2022
(commencement of
operations) to
December 31, 2022
Class I
Base management fee	1.23%
Income based fee and capital gains incentive fee	—
Interest and credit facility fees	1.12
Organization costs	0.53
Other operating expenses	3.83
Total operating expenses	6.71%
(5)	The ratio of net investment income to average net assets excludes income taxes related to realized gains and losses.
(6)	The date of the first sale of Class S shares and Class D shares was August 1, 2023.

The following information about the Fund’s senior securities as of the dates indicated is shown in the table below.

Class and Date	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)	Average Market Value Per Unit(4)
Revolving Credit Facility
December 31, 2025	$2,523,737	$1,913	—	N/A
December 31, 2024	489,506	2,266	—	N/A
December 31, 2023	460,349	3,480	—	N/A
December 31, 2022	—	—	—	N/A
SG Funding Facility
December 31, 2025	$612,811	$1,913	—	N/A
December 31, 2024	861,811	2,266	—	N/A
December 31, 2023	250,000	3,480	—	N/A
SB Funding Facility
December 31, 2025	$400,000	$1,913	—	N/A
December 31, 2024	75,000	2,266	—	N/A
BNP Funding Facility
December 31, 2025	$900,000	$1,913	—	N/A
December 31, 2024	250,000	2,266	—	N/A
January 2037 CLO Notes(5)
December 31, 2025	$476,000	$1,913	—	N/A
December 31, 2024	476,000	2,266	—	N/A
April 2038 CLO Debt(5)
December 31, 2025	$350,000	$1,913	—	N/A
January 2039 CLO Debt(5)
December 31, 2025	$532,000	$1,913	—	N/A
March 2028 Notes
December 31, 2025	$1,000,000	$1,913	—	N/A
December 31, 2024	1,000,000	2,266	—	N/A
September 2028 Notes
December 31, 2025	$600,000	$1,913	—	N/A
January 2029 Notes
December 31, 2025	$600,000	$1,913	—	N/A
August 2029 Notes
December 31, 2025	$700,000	$1,913	—	N/A
December 31, 2024	700,000	2,266	—	N/A
February 2030 Notes
December 31, 2025	$750,000	$1,913	—	N/A
December 31, 2024	750,000	2,266	—	N/A
September 2030 Notes
December 31, 2025	$500,000	$1,913	—	N/A
January 2031 Notes
December 31, 2025	$500,000	$1,913	—	N/A
March 2032 Notes
December 31, 2025	$750,000	$1,913	—	N/A
Secured Borrowing
December 31, 2025	$271,697	$1,913	—	N/A
(1)	Total amount of each class of senior securities outstanding at principal value at the end of the period presented.

(2)	The asset coverage ratio for a class of senior securities representing indebtedness is calculated as the Fund’s consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the “Asset Coverage Per Unit”.
(3)	The amount to which such class of senior security would be entitled upon the Fund’s involuntary liquidation in preference to any security junior to it. The “-” indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.
(4)	Not applicable because the securities are not registered for public trading on a stock exchange.
(5)	Excludes the January 2037 CLO Subordinated Notes, the April 2038 CLO Subordinated Notes and the January 2039 CLO Subordinated Notes which were retained by the Fund and, as such, eliminated in consolidation.

12. SEGMENT REPORTING

The Fund operates through a single operating and reporting segment with an investment objective to generate both current income and capital appreciation through debt and equity investments. The chief operating decision maker (“CODM”) is comprised of the Fund’s co-chief executive officers, chief financial officer and chief operating officer and the CODM assesses the performance and makes operating decisions of the Fund on a consolidated basis primarily based on the Fund’s net increase in net assets resulting from operations (“net income”). In addition to numerous other factors and metrics, the CODM utilizes net income as a key metric in determining the amount of distributions to be distributed to the Fund’s shareholders. As the Fund’s operations comprise of a single reporting segment, the segment assets are reflected on the accompanying consolidated statements of assets and liabilities as “total assets” and the significant segment expenses are listed on the accompanying consolidated statements of operations.

13. SUBSEQUENT EVENTS

The Fund’s management has evaluated subsequent events through the date of issuance of the consolidated financial statements included herein. There have been no subsequent events that occurred during such period that would require disclosure in this Form 10-K or would be required to be recognized in the consolidated financial statements or accompanying notes as of and for the year ended December 31, 2025, except as discussed below.

In January 2026, the Fund issued $700,000 in aggregate principal amount of unsecured notes, which bear interest at a rate of 5.550% per annum and mature on April 15, 2031 (the “April 2031 Notes”). The April 2031 Notes pay interest semi-annually and all principal is due upon maturity. The April 2031 Notes may be redeemed in whole or in part at any time at the Fund’s option at a redemption price equal to par plus a “make whole” premium, if applicable, as determined pursuant to the indenture governing the April 2031 Notes, and any accrued and unpaid interest. The April 2031 Notes were issued at a discount to the principal amount. In connection with the April 2031 Notes, the Fund entered into an interest rate swap for a total notional amount of $700,000 that matures on April 15, 2031. Under the interest rate swap, the Fund will receive a fixed interest rate of 5.550% and pay a floating interest rate based on one-month SOFR plus 1.875%.

In January 2026, the Fund and ASIF Funding II entered into an agreement to amend the SB Funding Facility. The amendment, among other things, (a) increased the total commitments under the SB Funding Facility by $750,000 from $750,000 to $1,500,000, of which $375,000 will become available after the nine month period following the closing date, (b) extended the reinvestment period from October 8, 2027 to July 29, 2028, (c) extended the stated maturity date from April 8, 2034 to January 29, 2035, (d) adjusted the interest rate charged on the SB Funding Facility from SOFR plus an applicable margin of (i) 1.90% during the reinvestment period and (ii) 2.20% following the reinvestment period to SOFR plus an applicable margin of (i) 1.80% during the reinvestment period and (ii) 2.00% following the reinvestment period and (e) adjusted the commitment fee to provide that no such fee will be charged for the first three months after the closing date with respect to the amount of the increase in total commitments under the SB Funding Facility on the closing date. Otherwise, from the closing date, the amendment provides that the commitment fee is adjusted from (x) 0.50% or 1.00% per annum to (y) 0.50%, 0.75% or 1.00% per annum, in each case depending on the aggregate amount of unused commitments under the SB Funding Facility. The other terms of the SB Funding Facility remained materially unchanged.

In February 2026, the Fund and ASIF Funding I entered into an agreement to amend the SG Funding Facility. The amendment, among other things, increased the total commitments under the SG Funding Facility by $500,000 from $1,825,000 to $2,325,000.

Pursuant to the terms of the amendment, the interest rate charged on the SG Funding Facility (i) with respect to the incremental $500,000 commitment of revolving loans and term loans, is at an applicable margin of 1.75% per annum, and (ii) with respect to the existing $1,825,000 commitment, remains at an applicable margin of 1.80% per annum, plus, in each case, an applicable benchmark (Term SOFR, Daily Compounded CORRA, Daily Simple CORRA, or EURIBOR). The other terms of the SG Funding Facility remained materially unchanged.

Effective January 1, 2026, the Fund issued and sold approximately 7,416 Common Shares (consisting of 5,845 Class I shares, 816 Class S shares and 755 Class D shares at an offering price of $27.48 per share for each class of shares), and received approximately $203,805 as payment for such shares.

Effective February 1, 2026, the Fund issued and sold approximately 8,220 Common Shares (consisting of 6,527 Class I shares, 636 Class S shares and 1,057 Class D shares at an offering price of $27.26 per share for each class of shares), and received approximately $224,072 as payment for such shares.

The Fund received approximately $280,152 of net proceeds relating to the issuance of Class I shares, Class S shares and Class D shares for subscriptions effective March 1, 2026. The purchase price per Class I share, Class S share and Class D share will equal the Fund’s NAV per Class I share, Class S share and Class D share, respectively, as of the last calendar day of February 2026 (the “February NAV”), which is generally expected to be available within 20 business days after March 1, 2026. At that time, the number of Class I shares, Class S shares and Class D shares issued to each investor based on the February NAV and such investor’s subscription amount will be determined and Class I shares, Class S shares and Class D shares, as applicable, will be credited to the investor’s account as of the effective date of the share purchase, March 1, 2026.

As previously disclosed, on November 14, 2025, the Fund announced the declaration of regular monthly gross distributions for February and March 2026, in each case for each class of its Common Shares. As previously disclosed, on January 7, 2026, the Fund announced the declaration of regular monthly gross distributions for April, May and June 2026, in each case for each class of our Common Shares. The following table presents the regular monthly gross distributions per share that were declared and payable:

		Gross Distribution Per Share
Record Date	Payment Date(1)	Class I	Class S	Class D
February 27, 2026	March 25, 2026	$0.21430	$0.21430	$0.21430
March 31, 2026	April 23, 2026	$0.21430	$0.21430	$0.21430
April 30, 2026	May 21, 2026	$0.21430	$0.21430	$0.21430
May 29, 2026	June 24, 2026	$0.21430	$0.21430	$0.21430
June 30, 2026	July 23, 2026	$0.21430	$0.21430	$0.21430
(1)	The distributions for each class of the Fund’s Common Shares will be paid on or about the payment dates above.

These distributions will be paid in cash or reinvested in the Common Shares for shareholders participating in the Fund’s distribution reinvestment plan. The net distributions received by shareholders of each of the Class S shares and Class D shares will be equal to the gross distributions in the table above, less specific shareholder servicing and/or distribution fees applicable to such class of the Fund’s Common Shares as of their respective record dates. Class I shares have no shareholder servicing and/or distribution fees.

APPENDIX A: FORM OF SUBSCRIPTION AGREEMENT

Investor Name

Subscription Agreement CLASS S SHARES, CLASS D SHARES AND CLASS I SHARES Originally effective as of March 2023, updated April 24, 2026	Ares Strategic Income Fund

1.	Investment — See payment instructions on next page
Please check the appropriate box:
☐ Initial Investment — please see investment minimum in Section 3.

	☐ Additional Investment	Investment Amount ($)
$

Account # (for existing investors)

State of Sale

2.Investment Method

☐    By Mail — Attach a check made payable to Ares Strategic Income Fund (“ASIF,” the “Fund,” “we” or “us”).

☐ By Wire —

Bank Name: UMB Bank, N.A., Kansas City, MO 64106
Account Name: Ares Management Capital Markets LLC
Address: 1010 Grand Blvd., Kansas City, MO 64106
ABA Routing Number: 101000695
Account Number: 9871976114
SWIFT Code: UMKCUS44
Beneficiary: Ares Strategic Income Fund FBO Client Name*

*Please request when sending a wire that the wire reference the investor’s name and account number (if applicable) in order to assure that the wire is credited to the proper account.

3.Share Class

This Subscription Agreement is for Class S shares, Class D shares and Class I shares (the “Shares”). Please consult with your financial professional regarding the share class and commissions structure of your investment and check one of the following options. The Fund’s prospectus as of the date hereof (with all exhibits and supplements thereto, and as the same may be amended, revised or supplemented from time to time, the “Prospectus”), contains additional information regarding the different share classes.

☐ Share Class S — Fund #8004 The minimum investment is $2,500	☐ Share Class D** — Fund #8005 The minimum investment is $2,500

$ _____ (Net Investment Amount)

%_____ (Placement Fee)*

$ _____ (Gross Investment Amount)

*Percentage must be in 0.01% increments. Dollar amounts are not accepted.

☐ Share Class I** — Fund #8006 The minimum investment is $1,000,000 (unless waived by the Intermediary Manager (as defined below))

**Available for certain fee-based wrap accounts and other eligible investors as disclosed in the Prospectus.

4.Type of Ownership (All authorized owners must sign in Sections 11 & 13)

A.Is your investment held through a custodian or through a brokerage/advisory account?

☐ Yes	☐ No

If yes, please complete the Section below and deliver the completed subscription agreement to your custodian, broker-dealer (including a dually registered broker-dealer / registered investment adviser).

Name of Custodian or Broker-Dealer

Account #

B.Please select one type of ownership below

Non-Qualified	Qualified
☐Individual Ownership	☐Traditional IRA
☐Transfer on Death
Fill out Transfer on Death Form to effect designation. (Available through your financial professional)
☐Joint Tenants with Rights of Survivorship	☐Roth IRA
☐Transfer on Death	☐Decedent IRA
Fill out Transfer on Death Form to effect designation. (Available through your financial professional)

☐Tenants in Common	Name of Deceased
☐Community Property	☐ Simplified Employee Pension/Trust (SEP)
☐Uniform Gift to Minors Act
☐Plan	☐Other (Specify)
Additional documentation required in Section 5C.
☐Trust
Additional documentation required in Section 5C.
☐Corporation/Partnership
Additional documentation required in Section 5C.
☐Other (Specify)

5.Subscriber Information

A.Investor Name — Investor/Trustee/Executor/Authorized Signatory Information

Residential street address MUST be provided. See Section 6 if mailing address is different than residential street address

First Name	Last Name

Social Security/Taxpayer ID #	Date of Birth (MM/DD/YYYY)

Telephone #	E-mail Address

Residential Address (no P.O. Box)

Street Address	City	State	ZIP

Mailing Address (if different from above)

Street Address	City	State	ZIP

Please Indicate Citizenship Status

☐ U.S. Citizen	☐ Resident Alien	☐ Non-Resident Alien

B.Co-Investor Name — Co-Investor/Co-Trustee/Co-Authorized Signatory Information, if applicable

First Name	Last Name

Social Security/Taxpayer ID #	Date of Birth (MM/DD/YYYY)

Telephone #

Residential Address (no P.O. Box)

Street Address	City	State	ZIP

Mailing Address (if different from above)

Street Address	City	State	ZIP

Please Indicate Citizenship Status
☐ U.S. Citizen	☐ Resident Alien	☐ Non-Resident Alien

C.Entity Information — Retirement Plan/Trust/Corporation/Partnership/Other

(Trustee(s) and/or Authorized Signatory(s) information MUST be provided in Sections 5A and 5B)

Entity Name	Entity Tax ID #	Date of Formation

Entity Type (Select one — required)

☐ Retirement Plan	☐ LLC (Plan documentation required)
☐ Taxable Trust (First and last pages of the trust document required)	☐ Partnership (Plan documentation required)
☐ Tax-exempt Trust (First and last pages of the trust document required)	☐ Estate (Letter of Testamentary required)
☐ S-Corp (Corporate Resolution required)	☐ Other (Specify)
☐ C-Corp (Corporate Resolution required)

6.Contact Information (If different than provided in Section 5A)

Mailing Address	City	State	ZIP

E-mail Address

7.Electronic Delivery Form (Optional)

Instead of receiving paper copies of the Prospectus (and any exhibits or supplements thereto), annual reports, tax documents, proxy statements, and other shareholder communications and reports, you may elect to receive electronic delivery of shareholder communications and other documents from ASIF. If you would like to consent to electronic delivery, including pursuant to email, please initial below for this election.

We encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronic delivery of shareholder communications and statement notifications. By consenting below to electronically receive shareholder communications, including your account-specific information, you authorize us to either (i) email shareholder communications to you directly or (ii) make them available on our website and notify you by email when and where such documents are available.

You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials.

By consenting to electronic access, you will be responsible for certain costs, such as your customary internet service provider charges, and may be required to download software in connection with access to these materials. You understand this electronic delivery program may be changed or discontinued and that the terms of this agreement may be amended at any time. You understand that there are possible risks associated with electronic delivery such as emails not transmitting, links failing to function properly and system failure of online service providers, and that there is no warranty or guarantee given concerning the transmissions of email, the availability of the website, or information on it, other than as required by law. You agree to promptly notify us of any change in your e-mail address. You agree that our sending of the notice or email will constitute good and effective delivery of the information to you, regardless of whether you actually access the website containing the information or open the email and/or attachments. The documents and other information delivered electronically may be formatted in Adobe Acrobat’s portable document format (“PDF”), hypertext mark-up language (“HTML”) or other file formats we deem appropriate. In order to view or print documents provided in PDF format, you will have to obtain the Adobe Acrobat Reader, which is available free of charge at Adobe’s website (located at www.adobe.com), and install it on your computer. You are responsible for having any necessary hardware, software or other technology to access the information sent electronically, including a printer or other device to download and save any information that you may wish to retain.

Initials I consent to electronic delivery

E-mail Address If blank, the e-mail address provided in Section 5A will be used.

8.Distributions

Only complete the following information if you do not wish to enroll in the Distribution Reinvestment Plan.

Non-Custodial Ownership

☐    I prefer that my distribution be deposited directly into the account listed in Section 9.

☐    I prefer that my distribution be paid by check and sent to the address listed in Section 5.

Custodial Ownership

☐    I prefer that my distribution be sent to my custodian for deposit into my custodial account cited in Section 4.

For custodial accounts, if you elect cash distributions, the funds must be sent to the custodian.

If you wish to enroll in the Distribution Reinvestment Plan, check this box: ☐

If you wish to enroll in the Distribution Reinvestment Plan, please complete the information below. If you do not make an election, then your distributions will be paid in cash to your custodian OR address of record.

9.Bank or Brokerage Account Information

Complete this Section ONLY if you do NOT wish to enroll in the Distribution Reinvestment Plan and you instead elect to receive cash distributions.

I authorize ASIF or its agent to deposit my distribution into my checking or savings account. This authority will remain in force until I notify ASIF in writing to cancel it. In the event that ASIF deposits funds erroneously into my account, it is authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Name of Financial Institution

Street Address	City	State	ZIP

Name(s) on Account

ABA Numbers/Bank Account Number			Account Number

☐ Checking (Attach a voided check.)	☐ Savings (Attach a voided deposit slip.)	☐ Brokerage

10.Broker Dealer/Broker-Dealer Representative (Financial Advisor) Information (Required Information)

The Financial Advisor must sign below to complete the order.

Name of Financial Advisor (FA)	Broker/Dealer Name (B/D)	Telephone Number

Mailing Address	Home Office Mailing Address

City	State	ZIP	City	State	ZIP

B/D Rep #	CRD#	FA Telephone Number		FA E-mail Address

FA Signature		B/D Signature (if applicable)

Operations Contact (not required)

The Financial Advisor hereby warrants that he/she is duly licensed to sell Shares in the state designated as the investor’s legal residence. Please note that unless previously agreed to in writing by ASIF, all sales of securities must be made through a Broker-Dealer, including when a registered investment adviser that is a dually registered broker-dealer has introduced the sale. In all cases, Section 10 must be completed.

The undersigned confirm(s), which confirmation is made on behalf of the Broker-Dealer with which Financial Advisor is associated, with respect to sales of securities made through a Broker-Dealer that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have verified that the form of ownership selected is accurate and, if other than individual ownership, have verified that the individual executing on behalf of the investor is properly authorized and identified; (iii) have discussed such investor’s prospective purchase of Shares with such investor; (iv) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the Shares; (v) have delivered or made available a current prospectus and related supplements, if any, to such investor; (vi) have reasonable grounds to believe that the investor is purchasing these Shares for his or her own account; (vii) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto; and (viii) have advised such investor that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the Prospectus. The undersigned Broker-Dealer and Financial Advisor understand and agree that they shall be solely responsible for determining if any recommendation to invest in shares is in the best interest of, or suitable for, the investor, as applicable. Ares Management Capital Markets LLC (“AMCM” or the “Intermediary Manager”) has not made any recommendations to the investor and has not, and is not responsible to, evaluate whether or not an investment in the shares is in the best interest of the investor. The undersigned Broker-Dealer and Financial Advisor further represent and certify that, in connection with this subscription for shares, they have complied with and have followed all applicable policies and procedures of their firm relating to, and performed functions required by, federal and state securities laws, rules promulgated under the Securities Exchange Act of 1934, as amended including, but not limited to Rule 15l-1 (“Regulation Best Interest”) and Financial Industry Regulatory Authority, Inc. (“FINRA”) rules and regulations including, but not limited to Know Your Customer, Suitability and, any anti-money laundering requirements under the Bank Secrecy Act (“BSA”) and its implementing regulations (e.g., Customer Identification Program, AML Rules) as required by its relationship with the investor(s) identified on this document. The undersigned further represents and certifies that, if the investor is a “retail customer” as defined in Regulation Best Interest, (a) the undersigned has a reasonable basis to believe that (x) an investment in Shares would be in the best interest of the investor based upon the investor’s investment profile and the potential risks, rewards, and costs associated with such an investment and (y) the undersigned has not placed its interests or those of the Broker-Dealer ahead of the interest of the investor in recommending such investment and (b) the undersigned and the Broker-Dealer have complied with any applicable enhanced standard of conduct, including, but not limited to, the other requirements of Regulation Best Interest in relation to the proposed investment by the investor in Shares. The undersigned Broker-Dealer and Financial Advisor acknowledge that the investor who purchases shares through the Broker-Dealer and Financial Advisor firm are “customers” of the Broker-Dealer or Financial Advisor’s firm as applicable and not of AMCM, a broker-dealer affiliate of Ares Capital Management LLC, the investment adviser for ASIF (“ACM”). The Broker-Dealer hereby represents that it has adopted and implemented, and will maintain a written anti-money laundering compliance program (“AML Program”) including, without limitation, anti-money laundering policies and procedures relating to the Customer Identification Program and the AML Rules. In addition, the Broker-Dealer agrees that it has policies and procedures in place to check the names of new customers against government watch lists, including the U.S. Treasury Department Office of Foreign Asset Control list of Specially Designated Nationals and Blocked Persons. The Broker-Dealer further understands that, while the Intermediary Manager is required to establish and implement its own AML Program in accordance with the AML Rules, the Broker-Dealer is not relying on AMCM’s AML Program for any purposes. The Broker-Dealer agrees to notify ASIF immediately if the firm is subject to a Securities and Exchange Commission (“SEC”) or FINRA disclosure event or a fine from the SEC related to its AML Program.

The Broker-Dealer and Financial Advisor agree to comply with all applicable rules, regulations and guidelines issued by the SEC, FINRA and, to the extent applicable, any individual state securities administrators, as well as any other applicable laws or regulations pertaining to the delivery of the Prospectus any other ASIF documentation and signature of this subscription agreement, including any electronic delivery and signature requirements that may apply. To the extent applicable with respect to the investor’s investment in the shares, the Broker-Dealer and/or Financial Advisor’s firm will comply with all of the applicable requirements set forth in the NASAA Statement of Policy Regarding Use of Electronic Offering Documents and Electronic Signatures, as may be amended from time to time (the “Statement of Policy”). The Broker-Dealer will comply with such requirements in every U.S. jurisdiction irrespective of whether the jurisdiction has adopted the Statement of Policy. The Broker-Dealer acknowledges that it is acting as an agent of ASIF only with respect to the delivery of the Prospectus and any other ASIF documentation electronically, the administration of the subscription process and obtainment of electronic signatures and only to the extent its firm’s actions are in compliance with the Statement of Policy and this subscription agreement. The Broker-Dealer also will comply, as applicable, with the Electronic Signatures in Global and National Commerce Act and the Uniform Electronic Transactions Act, to the extent applicable, as adopted in each applicable jurisdiction and any other applicable laws including but not limited to applicable SEC guidance regarding the electronic delivery of materials under the federal securities laws.

THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS HEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE.

11.Subscriber Signatures

ASIF is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, ASIF may not be able to open your account. By signing the subscription agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

Please separately initial each of the representations below. In the case of joint investors, each investor must initial. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make the representations on your behalf. If you are unsure in any respect as to your suitability, please contact your Broker-Dealer authorized representative (your “BD Representative”). In order to induce ASIF to accept this subscription, I hereby represent and warrant to you as follows:

A. All Items in this Section 11 must be read and initialed.

	Investor	Co-Investor
a) I have received the Prospectus for ASIF at least five business days prior to the date hereof.	(a) Initials	Initials

b)

I have (A) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (B) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000.

	(b) Initials	Initials

c)

In addition to the general suitability requirements described above, I meet the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the Prospectus under “SUITABILITY STANDARDS.”

	(c) Initials	Initials
d) If I am an entity that was formed for the purpose of purchasing shares, each individual that owns an interest in such entity meets the general suitability requirements described above.	(d) Initials	Initials
e) I acknowledge that there is no public market for the shares, shares of this offering are not liquid and appropriate only as a long-term investment.	(e) Initials	Initials

f)

I acknowledge that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the Prospectus.

	(f) Initials	Initials

g)

I am purchasing the shares for my own account, or if I am purchasing shares on behalf of a trust or other entity of which I am a trustee or authorized agent, I have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.

	(g) Initials	Initials
h) I acknowledge that ASIF may enter into transactions with Ares affiliates that involve conflicts of interest as described in the Prospectus.	(h) Initials	Initials

i)

I acknowledge that subscriptions must be submitted at least five business days prior to the first business day of each month my investment will be executed as of the first business day of the applicable month at the NAV per share as of the last calendar day of the applicable month. I acknowledge that I will not know the NAV per share at which my investment will be executed at the time I subscribe and the NAV per share will generally be made available at https://www.areswms.com/solutions/asif/ as of the last calendar day of each month within 20 business days of the last calendar day of each month.

	(i) Initials	Initials

j)

I acknowledge that my subscription request will not be accepted any earlier than two business days before the first business day of each month. I acknowledge that I am not committed to purchase shares at the time my subscription order is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentence. I understand that I may withdraw my purchase request by notifying the transfer agent, through my financial intermediary or directly on ASIF’s toll-free, automated telephone line, 888-310-9352.

	(j) Initials	Initials

B.

If you live in any of the following states, please complete Section 11C: Alabama, California, Idaho, Iowa, Kansas, Kentucky, Maine, Massachusetts, Missouri, Nebraska, New Jersey, New Mexico, North Dakota, Ohio, Oregon, Pennsylvania, Puerto Rico, Tennessee, and Vermont.

In the case of sales to fiduciary accounts, the minimum standards in Section 11C shall be met by the beneficiary, the fiduciary, account, or, by the donor or grantor, who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

For important information in this respect, see Section 10 above. I declare that the information supplied in this subscription agreement is true and correct and may be relied upon by ASIF. I acknowledge that the Broker-Dealer/Financial Advisor (Broker-Dealer/Financial Advisor of record) indicated in Section 10 of this subscription agreement and its designated clearing agent, if any, will have full access to my account information, including the number of shares I own, tax information (including the Form 1099) and redemption information. Investors may change the Broker-Dealer/Financial Advisor of record at any time by contacting ASIF Investor Relations at the number indicated below.

C.

For purposes of determining whether you satisfy the standards below, your net worth is calculated excluding the value of your home, home furnishings and automobiles, and, unless otherwise indicated, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Investors in the following states have the additional suitability standards as set forth below.

	Investor	Co-Investor

a)

If I am an Alabama resident, I must have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (b) a minimum net worth of $350,000. For these purposes, “net worth” shall be determined exclusive of my home, home furnishings, and automobiles. Additionally, I must limit my aggregate investment in ASIF and other non-traded direct participation programs to 10% of my liquid net worth at the time of my investment. This concentration limit shall not apply to investments made as a result of participation in a distribution reinvestment plan. For these purposes, “liquid net worth” is defined as that portion of net worth consisting of cash, cash equivalents, and readily marketable securities. The foregoing concentration limit does not apply to any investor that is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933.

	(a) Initials	Initials
b) If I am a California resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my liquid net worth in ASIF.	(b) Initials	Initials

c)

If I am an Idaho resident, I must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in ASIF shall not exceed 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

	(c) Initials	Initials

d)

If I am an Iowa resident, I (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings). If I am not an “accredited investor” as defined in Regulation D under the Securities Act of 1993, as amended, my investment in this offering and in the securities of other non-traded business development companies may not exceed 10% of my net worth.

	(d) Initials	Initials

e)

If I am a Kansas resident, I understand that the Securities Commissioner of Kansas recommends that I limit my aggregate investment in the securities of Ares Strategic Income Fund and other similar investments to not more than 10 percent of my liquid net worth. Liquid net worth shall be defined as that portion of the purchaser’s total net worth that is comprised of cash, cash equivalents, and readily marketable securities, as determined in conformity with GAAP.

	(e) Initials	Initials

	Investor	Co-Investor

f)

If I am a Kentucky resident, I may not invest more than 10% of my liquid net worth in ASIF or its affiliates. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.

	(f) Initials	Initials

g)

If I am a Maine resident, I acknowledge that it is recommended by the Maine Office of Securities that my aggregate investment in this offering and other similar direct participation investments not exceed 10% of my liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

	(g) Initials	Initials

h)

If I am a Massachusetts resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my liquid net worth in ASIF, in public, non-traded business development companies, in public, non-traded real estate investment trusts, and other illiquid direct participation programs. For these purposes, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

	(h) Initials	Initials
i) If I am a Missouri resident, no more than ten percent (10%) of my liquid net worth shall be invested in securities being registered in this offering.	(i) Initials	Initials

j)

If I am a Nebraska resident, I must have (i) either (a) an annual gross income of at least $70,000 and a net worth of at least $70,000, or (b) a net worth of at least $250,000; and (ii) I must limit my aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933 are not subject to the foregoing investment concentration limit.

	(j) Initials	Initials

k)

If I am a New Jersey investor, I must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $100,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, I acknowledge that if I am not an accredited investor, as defined at N.J.S.A. 49:3-49(p), my investment in Ares Strategic Income Fund, its affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs, and commodity pools (each, a “DIP Category”), but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of my liquid net worth. If I am an accredited investor, as defined at N.J.S.A. 49:3-49(p), I acknowledge that I may not invest more than ten percent (10%) of my liquid net worth in each DIP Category.

	(k) Initials	Initials

	Investor	Co-Investor

l)

I hereby acknowledge that the Class S shares, Class D shares and Class I shares will be subject to upfront placement fees or brokerage commissions of up to 3.5% of NAV for Class S shares, 2.0% of NAV for Class D shares and 2.0% of NAV for Class I shares. Class S shares and Class D shares are subject to an ongoing distribution and/or shareholder servicing fee equal to up to (a) for Class S shares, 0.85% per annum of the aggregate NAV of the outstanding Class S shares and (b) for Class D shares, 0.25% per annum of the aggregate NAV of the outstanding Class D shares. The purchase price per Share for each class of Shares will vary and will not be sold at a price below the Fund’s NAV per Share. Because the distribution and/or shareholder servicing fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding Shares of each such class, such distribution and/or shareholder servicing fees reduce the NAV with respect to all Shares of each such class, including Shares of each such class issued under our distribution reinvestment plan.

	(l) Initials	Initials

m)

If I am a New Mexico resident, in addition to the general suitability standards listed above, I may not invest, and I may not accept from an investor more than ten percent (10%) of my liquid net worth in shares of ASIF, its affiliates and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

	(m) Initials	Initials

n)

If I am a North Dakota resident who is not an “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, I have a net worth of at least ten times my investment in ASIF’s common stock.

	(n) Initials	Initials

o)

If I am an Ohio resident, it is unsuitable to invest more than 10% of my liquid net worth in the issuer, affiliates of the issuer, and in any other non- traded business development company. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus, total liabilities) comprised of cash, cash equivalents and readily marketable securities.

	(o) Initials	Initials
p) If I am an Oklahoma resident, my investment in ASIF may not exceed 10% of my liquid net worth.	(p) Initials	Initials

q)

If I am an Oregon resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my liquid net worth. Liquid net worth is defined as net worth excluding the value of the investor’s home, home furnishings and automobile.

	(q) Initials	Initials
r) If I am a Pennsylvania resident, I may not invest more than 10% of my liquid net worth in ASIF.	(r) Initials	Initials

s)

If I am a Puerto Rico resident, I may not invest more than 10% of my liquid net worth in ASIF, its affiliates and other non-traded business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.

	(s) Initials	Initials

t)

If I am a Tennessee resident who is not an “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, my investment in ASIF common stock may not exceed 10% of my net worth.

	(t) Initials	Initials

u)

If I am a Vermont resident and I am an accredited investor in Vermont, as defined in 17 C.F.R. § 230.501, I may invest freely in this offering. In addition to the suitability standards described above, if I am non-accredited Vermont investors, I may not purchase an amount in this offering that exceeds 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.

	(u) Initials	Initials

12.Taxpayer Identification Number Certification (required for U.S. investors)

Under penalties of perjury, I certify that:

1.	The number shown on this subscription agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3.	I am a U.S. citizen or other U.S. person (including a resident alien) (defined in IRS Form W-9); and
4.	The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Investing in ASIF’s common shares involves a high degree of risk. You should purchase these securities only if you can afford the complete loss of your investment. See “Risk Factors” in the Prospectus for additional information. Also consider the following:

●	We have not identified specific investments that we will make with the proceeds of this offering. As a result, this may be deemed a “blind pool” offering and you will not have the opportunity to evaluate our investments before we make them.
●	You should not expect to be able to sell your common shares regardless of how we perform.
●	You should consider that you may not have access to the money you invest for an extended period of time.
●	We do not intend to list our common shares on any securities exchange, and we do not expect a secondary market in our common shares to develop prior to any listing.
●	Because you may be unable to sell your common shares, you will be unable to reduce your exposure in any market downturn.
●	We have a share repurchase program pursuant to which we intend to offer to repurchase, at the discretion of our Board of Trustees, up to 5% of our Common Shares outstanding in each quarter. In addition, to the extent we offer to repurchase our Common Shares in any particular quarter, any such repurchases will be at prices equal to the NAV per share as of the last calendar day of the applicable month designated by our Board of Trustees, except that ASIF deducts 2.00% from such NAV for shares that have not been outstanding for at least one year. Such share repurchase prices may be lower than the price at which you purchase our common shares in this offering. If shareholders seek to have an amount of shares repurchased that exceeds the repurchase offer amount, shares will generally be repurchased on a pro rata basis; however, our Board of Trustees may instead choose to amend the repurchase offer and accept for purchase all of our shares that were validly tendered.
●	You will bear varying expenses of ASIF, including organization and ongoing offering expenses, unless otherwise advanced by our investment adviser and not repaid by ASIF pursuant to the terms and conditions of the Expense Support and Conditional Reimbursement Agreement. These expenses, which are liabilities of ASIF, will reduce the NAV of common shares and you will have to receive a total return at least in excess of those expenses to receive an actual return on your investment. You will also bear upfront placement fees or brokerage commissions, depending on the class of common shares you purchase and the selling agent through whom you purchase such common shares.
●	An investment in our common shares is not suitable for you if you need access to the money you invest.
●	An investment in our common shares is suitable only for investors with the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in our common shares.
●	We cannot guarantee that we will continue to make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. A return of capital is a return of a portion of your original investment in our common shares.
●	Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by our investment adviser or its affiliates made pursuant to our Expense Support and Conditional Reimbursement Agreement that may be subject to reimbursement by us to our investment adviser or its affiliates. The repayment of any amounts owed to our investment adviser or our affiliates will reduce future distributions to which you would otherwise be entitled.
●	We use and expect to continue to use leverage, which magnifies the potential for loss on amounts invested in us.
●	We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Bonds that are rated below investment grade are sometimes referred to as “high yield bonds” or “junk bonds.” Unrated and below investment grade securities have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value. We intend to invest significantly in junk bonds.

13.Subscriber Signatures – All parties must sign.

I declare that the information supplied is true, correct and complete as of the date of this subscription agreement and may be relied upon by ASIF. I acknowledge and agree that the terms of this subscription agreement include only those terms on the subscription agreement and those specifically required to complete the subscription agreement. Any additional terms added to the subscription agreement by hand or otherwise are void and of no effect. The terms of the offering set forth in the Prospectus cannot be altered by this subscription agreement.

Investor Declarations

I acknowledge that the Broker-Dealer and Registered Representative indicated in Section 10 will have full access to my account information, including, but not limited to, the number of Shares I own, tax information (including the Form 1099), redemption information, and my social security number and other personal identifying information. Investors may request that the Broker-Dealer or Registered Representative no longer be given access to this information at any time by contacting the Fund’s transfer agent, SS&C GIDS, Inc.

Signature of Investor	Date

Signature of Co-Investor or Custodian (If applicable)	Date

(Must be signed by custodian or trustee if plan is administered by a third party)

14.Miscellaneous

The Intermediary Manager is a broker-dealer affiliate of ACM, the investment adviser for ASIF, is registered with the SEC and is a member of FINRA. The Intermediary Manager does not sell securities directly to the general public. Rather, the Intermediary Manager’s primary business is the wholesale distribution of Ares’ managed or affiliated products. Sales to retail customers are generally conducted on a wholesale basis through other broker-dealers, investment advisers and banks. The Intermediary Manager does not make any investment recommendations nor provide investment advice to investors and has not, and is not responsible for, evaluating whether or not an investment in the Shares of ASIF is in the best interest of the investor. Please be aware that ASIF, ACM, the Intermediary Manager and their respective officers, directors, employees and affiliates have financial interests associated with the purchase of Shares, as described in the Prospectus, including fees, expense reimbursements and other payments they anticipate receiving from the Fund in connection with the purchase of Shares.

If investors participating in the Distribution Reinvestment Plan or making subsequent purchases of Shares of ASIF experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Sections 11 and 12 above, they are asked to promptly notify ASIF and the Broker- Dealer through whom the investor is purchasing shares in writing. The Broker-Dealer may notify ASIF if an investor participating in the Distribution Reinvestment Plan can no longer make the representations or warranties set forth in Sections 11 and 12 above, and ASIF may rely on such notification to terminate such investor’s participation in the Distribution Reinvestment Plan.

No sale of shares may be completed until at least five business days after you receive the final Prospectus. To be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price at least five business days prior to the first business day of the month (unless waived). You will receive a written confirmation of your purchase.

All items on the subscription agreement must be completed in order for your subscription to be processed. Subscribers are encouraged to read the Prospectus in its entirety for a complete explanation of an investment in the Shares of ASIF.

Please mail completed subscription agreement (with all signatures) and check(s) payable to: Ares Strategic Income Fund

Direct Overnight Mail: Ares Strategic Income Fund c/o SS&C GIDS, Inc. 801 Pennsylvania Ave., Suite 219270 Kansas City, MO 64105-1307	P.O. Box: Ares Management Capital Markets LLC c/o SS&C GIDS, Inc. P.O. Box 219270 Kansas City, MO 64105-1307

Ares Strategic Income Fund Contact Information:

Phone: 866.324.7348	Website: https://www.areswms.com/solutions/asif	Email: WMSoperations@aresmgmt.com

ARES-6068-0323

Investor Name

Subscription Agreement — RIAs CLASS D SHARES AND CLASS I SHARES Originally effective as of March 2023, updated April 24, 2026	Ares Strategic Income Fund

1. Investment — See payment instructions on next page
Please check the appropriate box:
☐ Initial Investment — please see investment minimum in Section 3.
☐ Additional Investment	Investment Amount ($)
$

Account # (for existing investors)

State of Sale

2.Investment Method

☐    By Mail — Attach a check made payable to Ares Strategic Income Fund (“ASIF,” the “Fund,” “we” or “us”).

☐ By Wire —

Bank Name: UMB Bank, N.A., Kansas City, MO 64106
Account Name: Ares Management Capital Markets LLC
Address: 1010 Grand Blvd., Kansas City, MO 64106
ABA Routing Number: 101000695
Account Number: 9871976114
Beneficiary: Ares Strategic Income Fund FBO Client Name*
SWIFT Code: UMKCUS44

*Please request when sending a wire that the wire reference the investor’s name and account number (if applicable) in order to assure that the wire is credited to the proper account.

3.Share Class

This Subscription Agreement is for Class D shares and Class I shares (the “Shares”).Please consult with your financial professional regarding the share class and fee structure of your investment and check one of the following options. The Fund’s prospectus as of the date hereof (with all exhibits and supplements thereto, and as the same may be amended, revised or supplemented from time to time, the “Prospectus”), contains additional information regarding the different share classes.

☐	Share Class I** — Fund #8006 The minimum investment is $1,000,000 (unless waived by the Intermediary Manager (as defined below))	☐	Share Class D** — Fund #8005 The minimum investment is $2,500

**Available for certain fee-based wrap accounts and other eligible investors as disclosed in the Prospectus.

4.Type of Ownership (All authorized owners must sign in Section 11 & 13)

A.Is your investment held through a custodian or through a brokerage/advisory account?

☐    Yes       ☐    No

If yes, please complete the Section below and deliver the completed subscription agreement to your custodian, broker-dealer, or investment adviser.

Name of Custodian or Broker-Dealer

Account #

B.Please select one type of ownership below

Non-Qualified	Qualified
☐ Individual Ownership	☐ Traditional IRA
☐ Transfer on Death
Fill out Transfer on Death Form to effect designation. (Available through your financial professional)
☐ Joint Tenants with Rights of Survivorship	☐ Roth IRA
☐ Transfer on Death	☐ Decedent IRA
Fill out Transfer on Death Form to effect designation. (Available through your financial professional)
☐ Tenants in Common	Name of Deceased
☐ Community Property	☐ Simplified Employee Pension/Trust (SEP)
☐ Uniform Gift to Minors Act
☐ Plan	☐ Other (Specify)
Additional documentation required in Section 5C.
☐ Trust
Additional documentation required in Section 5C.
☐ Corporation/Partnership
Additional documentation required in Section 5C.
☐ Other (Specify)

5.Subscriber Information

A.Investor Name — Investor/Trustee/Executor/Authorized Signatory Information

Residential street address MUST be provided. See Section 6 if mailing address is different than residential street address

First Name	Last Name

Social Security/Taxpayer ID #	Date of Birth (MM/DD/YYYY)

Telephone #	E-mail Address

Residential Address (no P.O. Box)

Street Address	City	State	ZIP

Mailing Address (if different from above)

Street Address	City	State	ZIP

Please Indicate Citizenship Status

☐ U.S. Citizen	☐ Resident Alien	☐ Non-Resident Alien

B.Co-Investor Name — Co-Investor/Co-Trustee/Co-Authorized Signatory Information, if applicable

First Name	Last Name

Social Security/Taxpayer ID #	Date of Birth (MM/DD/YYYY)

Telephone #

Residential Address (no P.O. Box)

Street Address	City	State	ZIP

Mailing Address (if different from above)

Street Address	City	State	ZIP

Please Indicate Citizenship Status

☐ U.S. Citizen	☐ Resident Alien	☐ Non-Resident Alien

C.Entity Information — Retirement Plan/Trust/Corporation/Partnership/Other

(Trustee(s) and/or Authorized Signatory(s) information MUST be provided in Sections 5A and 5B)

Entity Name	Entity Tax ID #	Date of Formation

Entity Type (Select one — required)

☐ Retirement Plan	☐ LLC (Plan documentation required)
☐ Taxable Trust (First and last pages of the trust document required)	☐ Partnership (Plan documentation required)
☐ Tax-exempt Trust (First and last pages of the trust document required)	☐ Estate (Letter of Testamentary required)
☐ S-Corp (Corporate Resolution required)	☐ Other (Specify)
☐ C-Corp (Corporate Resolution required)

6.Contact Information (If different than provided in Section 5A)

Mailing Address	City	State	ZIP

E-mail Address

7.	Electronic Delivery Form (Optional)

Instead of receiving paper copies of the Prospectus, (and any exhibits or supplements thereto) annual reports, tax documents, proxy statements, and other shareholder communications and reports, you may elect to receive electronic delivery of shareholder communications and other documents from ASIF. If you would like to consent to electronic delivery, including pursuant to email, please initial below for this election.

We encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronic delivery of shareholder communications and statement notifications. By consenting below to electronically receive shareholder communications, including your account-specific information, you authorize us to either (i) email shareholder communications to you directly or (ii) make them available on our website and notify you by email when and where such documents are available.

You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials.

By consenting to electronic access, you will be responsible for certain costs, such as your customary internet service provider charges, and may be required to download software in connection with access to these materials. You understand this electronic delivery program may be changed or discontinued and that the terms of this agreement may be amended at any time. You understand that there are possible risks associated with electronic delivery such as emails not transmitting, links failing to function properly and system failure of online service providers, and that there is no warranty or guarantee given concerning the transmissions of email, the availability of the website, or information on it, other than as required by law. You agree to promptly notify us of any change in your e-mail address. You agree that our sending of the notice or email will constitute good and effective delivery of the information to you, regardless of whether you actually access the website containing the information or open the email and/or attachments. The documents and other information delivered electronically may be formatted in Adobe Acrobat’s portable document format (“PDF”), hypertext mark-up language (“HTML”) or other file formats we deem appropriate. In order to view or print documents provided in PDF format, you will have to obtain the Adobe Acrobat Reader, which is available free of charge at Adobe’s website (located at www.adobe.com), and install it on your computer. You are responsible for having any necessary hardware, software or other technology to access the information sent electronically, including a printer or other device to download and save any information that you may wish to retain.

Initials I consent to electronic delivery

E-mail Address
If blank, the e-mail address provided in Section 5A will be used.

8.Distributions

Only complete the following information if you do not wish to enroll in the Distribution Reinvestment Plan.

Non-Custodial Ownership

☐I prefer that my distribution be deposited directly into the account listed in Section 9.

☐I prefer that my distribution be paid by check and sent to the address listed in Section 5.

Custodial Ownership

☐I prefer that my distribution be sent to my custodian for deposit into my custodial account cited in Section 4.

For custodial accounts, if you elect cash distributions, the funds must be sent to the custodian.

If you wish to enroll in the Distribution Reinvestment Plan, check this box: ☐

If you wish to enroll in the Distribution Reinvestment Plan, please complete the information below. If you do not make an election, then your distributions will be paid in cash to your custodian OR address of record.

9.Bank or Brokerage Account Information

Complete this Section ONLY if you do NOT wish to enroll in the Distribution Reinvestment Plan and you instead elect to receive cash distributions. I authorize ASIF or its agent to deposit my distribution into my checking or savings account. This authority will remain in force until I notify ASIF in writing to cancel it. In the event that ASIF deposits funds erroneously into my account, it is authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Name of Financial Institution

Street Address	City	State	ZIP

Name(s) on Account

ABA Numbers/Bank Account Number			Account Number

☐ Checking (Attach a voided check.)	☐ Savings (Attach a voided deposit slip.)	☐ Brokerage

10.Registered Investment Adviser (To be completed by the Registered Investment Adviser (RIA)).

The Registered Investment Adviser (“RIA”) or authorized representative (“RIA Representative”) must sign below to complete the order. The undersigned confirms by its signature, on behalf of the RIA, that it has diligently made inquiries of all prospective investors to ascertain whether a purchase of the Shares is suitable for a prospective investor and it (i) has reasonable grounds to believe that the information and representations concerning the investor(s), including the eligibility to purchase Shares, identified herein are true, correct and complete in all respects; (ii) has verified that the form of ownership selected is accurate, secured all identifying and supporting documents, including, without limitation, copies of trust agreements, where applicable, and, if other than individual ownership, has verified that the individual executing on behalf of the investor(s) is properly authorized and identified; (iii) has discussed such investor’s or investors’ prospective purchase of shares with such investor(s) and (iv) has advised such investor(s) of all pertinent facts with regard to the liquidity and marketability of the Shares.

The RIA is not authorized or permitted to give and represents that it has not given, any information or any representation concerning the shares except as set forth in the Prospectus and any other offering documents and/or any additional sales literature which has been approved in advance in writing by ASIF (“Supplemental Information”). For the avoidance of doubt, Supplemental Information shall not include materials previously approved by the Fund or Ares Management Capital Markets LLC (“AMCM” or the “Intermediary Manager”) for use in the offer and sale of Shares pursuant to prior securities offerings that have been terminated.ASIF has supplied the RIA with the Prospectus as well as any Supplemental Information, for delivery to the investor(s), and the RIA has delivered a copy of the Prospectus to the investor(s) (x) prior to or simultaneously with the first delivery of Supplemental Information or any other materials regarding ASIF to such investor(s) and (y) at least five (5) business days prior to the RIA and such investor(s) signing this subscription agreement. The RIA represents that it has not shown or given to the investor(s) or reproduced any material or writing which was supplied to it by ASIF or its agents and marked “RIA only” or otherwise bearing a legend denoting that it is not to be shared with or given to investors. The RIA has not made any untrue statement of a material fact or omitted to state a material fact required to be stated or necessary to make any statement in light of the circumstances under which it was made, not misleading.The RIA further represents that it will retain such documents and records as required under applicable law and will make such documents available to (a) ASIF upon request; and (b) representatives of the Securities and Exchange Commission (“SEC”), the Financial Industry Regulatory Authority (“FINRA”) and applicable state securities administrators upon receipt by the Fund or the Intermediary Manager of an appropriate document subpoena or other appropriate request for documents from any such agency.

The RIA hereby agrees to, and shall, indemnify and hold harmless the Intermediary Manager, ASIF, their respective affiliates, and any members, principals, directors, officers, partners, employees or agents of the foregoing (collectively, “Ares Affiliates”), against any and all direct or third-party claims, losses, damages, or liabilities, joint or several, including but not limited to any claims, losses, damages, or liabilities relating to or regarding the suitability of the investment for the investor, whether or not the investment was in the best interest of the investor, and/or any claims relating to statements made by the RIA to the investor with respect to the purchase of Shares or otherwise with respect to ASIF (including any investigative, legal, and other costs and expenses reasonably incurred in connection with, and any amounts paid in settlement of any action, suit, proceeding, or legislative or regulatory inquiry) (collectively “Claims”), for which any of the Ares Affiliates may become subject, to the extent that such Claims arise out of or are based upon: (i) the RIA’s fraud, willful default, or negligence; or (ii) the RIA’s (a) violation of applicable law or regulation, (b) misrepresentation to the investor(s), (c) breach of any warranty or representation of the RIA herein, (d) unauthorized use of ASIF’s sales materials, use of any documents other than as permitted pursuant to this subscription agreement and the Prospectus, or use of unauthorized verbal representations concerning ASIF or any class of ASIF’s Shares, or (e) material failure to fulfill any covenant or agreement of the RIA contained herein.

If the RIA is obligated to provide indemnification pursuant to this subscription agreement, the RIA shall not be liable under the indemnification provisions of this subscription agreement with respect to a party or other person entitled to indemnification hereunder (the “Indemnified Party”) unless such Indemnified Party shall have notified the RIA in writing within a reasonable time after notice giving information of the nature of the claim shall have been received by such Indemnified Party, but failure to notify the RIA of any such claim shall not relieve the RIA from any liability that it may have to the Indemnified Party against whom such claim is made, except to the extent that the failure to notify results in the failure of actual notice to the RIA and such indemnifying party is materially damaged by being unable effectively to defend such claim solely as a result of failure to give or delay in giving such notice.

In case an action is brought directly against the Indemnified Party, or the Indemnified Party becomes directly involved in the action, the RIA will be entitled to participate, at its own expense, in the defense thereof. The RIA also shall be entitled to assume the defense thereof, with counsel satisfactory to the Indemnified Party in its reasonable judgment. After notice from the RIA to the Indemnified Party of the RIA’s election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the RIA will not be liable to such party under this subscription agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation, unless (i) the RIA and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the RIA and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between or among them. The RIA shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent, the RIA agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement. The RIA may settle any Claim covered by indemnification hereunder, provided such settlement involves solely the payment of money and a complete and total release from said Claim. The Indemnified Party shall not unreasonably withhold consent to any settlement which does not involve injunctive relief. A successor by law of the Indemnified Parties shall be entitled to the benefits of the indemnification contained in this subscription agreement.

The RIA represents that it is presently registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and has complied with registration or notice filing requirements of the appropriate regulatory agency of each state in which the RIA has clients or is exempt from such registration requirements. The RIA represents that it is in compliance with all the applicable requirements imposed upon it under (a) the Securities Act of 1933, as amended, the Securities and Exchange Act of 1934, as amended, and the Advisers Act, and the rules and regulations of the SEC promulgated under each act, (b) all applicable state securities laws and regulations as from time to time in effect, (c) any other state and federal laws and regulations applicable to the activities of the RIA pursuant to this subscription agreement, including without limitation the privacy standards and requirements of state and federal laws, including the Gramm-Leach-Bliley Act of 1999, and the laws governing money laundering abatement and anti-terrorist financing efforts, including the applicable rules of the SEC, the Bank Secrecy Act, as amended, and the sanctions programs administered by the Office of Foreign Assets Control (“OFAC”); and (d) this subscription agreement and the Prospectus as amended and supplemented. The RIA’s acceptance of this subscription agreement constitutes a representation to ASIF that the RIA is a properly registered or licensed registered investment adviser, duly authorized to perform those activities contemplated by this subscription agreement under federal and state securities laws and regulations and in the states in which such activities occur.

The RIA acknowledges that the subscriber who purchases Shares pursuant to this subscription agreement is a “customer” of the RIA and not of ASIF, the Intermediary Manager, or their affiliates, and that ASIF, the Intermediary Manager and their affiliates are placing reliance on the RIA for the performance of customer due diligence on the investor and its beneficial owners, if applicable. The RIA hereby represents and warrants that it, or a reliable third party (e.g., a registered broker dealer) engaged by the RIA that is contractually obligated to perform the AML Services (as defined below) (such party, the “AML Service Provider”), (a) has implemented its own anti-money laundering program (“AML Program”) that is consistent with the requirements of 31 U.S.C. 5318(h) and will update such AML Program as necessary to implement changes in applicable laws and guidance; (b) has implemented and maintained a customer identification program (“CIP”) consistent with the requirements of Section 326 of the USA PATRIOT Act and analogous to the CIP rule requirements applicable to broker-dealers in securities (31 C.F.R. § 1023.220) or mutual funds (31 C.F.R. § 1024.220), and the customer due diligence (‘CDD”) rule requirements as outlined in 31 C.F.R. § 1010.230, and a CDD program consistent with the requirements of 31 C.F.R. § 1010.230; (c) will monitor for and promptly disclose to ASIF potentially suspicious or unusual activity detected as part of the CIP and/or CDD Rule procedures being performed in order to enable ASIF (or its agent) to file a suspicious activity report, as appropriate based on ASIF’s judgment; and (d) will check the names of new and existing customers against government watch lists, including OFAC’s Specially Designated Nationals And Blocked Persons List ((a) through (d), collectively, the “AML Services”). The RIA agrees to notify ASIF the Intermediary Manager immediately the Intermediary Manager if the RIA or AML Service Provider is subject to any SEC disclosure event or a fine from the SEC related to foregoing. Upon request by ASIF (or its agent) at any time, the RIA hereby agrees to furnish (a) a copy of its AML Program to ASIF (or its agent) for review, and (b) a copy of the findings and any remedial actions taken in connection with the RIA’s or AML Service Provider’s most recent independent testing of its AML Program (as applicable). In the event that ASIF, the Intermediary Manager or their affiliates is subject to an inquiry or exam by applicable relevant legal and regulatory authorities, or subject to a subpoena or other legal proceeding, the RIA agrees that copies of all relevant identification documents retained by the RIA or AML Service Provider will be made available to ASIF immediately upon request. Furthermore, the RIA agrees to provide ASIF, AMCM and their affiliates all information that otherwise may be reasonably requested by ASIF, AMCM and/or their affiliates in connection with applicable law including, without limitation, all applicable anti-money laundering, sanctions, anti-bribery/corruption and anti-boycott laws and regulations.

The RIA represents and warrants that: (a) it is not a registered broker-dealer, that its activities do not require it to register as a broker-dealer under any federal or state laws, and that no RIA Representative is licensed or registered with a registered broker-dealer or required to so be so licensed or registered; or (b) to the extent that the RIA is also registered as broker-dealer, or that the RIA Representatives are also licensed or registered with a registered broker-dealer, the RIA and the RIA Representative are appropriately licensed and registered under federal and state law and regulations, and members of and licensed with each applicable self-regulatory organization (“SRO”), including FINRA, and that the RIA and each RIA Personnel has complied with all federal, state and SRO requirements applicable to the activities contemplated under this subscription agreement.

The RIA and the RIA Representatives understand and acknowledge that they are not be entitled to any compensation from the Ares Affiliates in respect of any services it provides to the investor(s), including but not limited to the matters described herein and/or investments by the investor(s) in ASIF.

The RIA represents that the investor meets the financial qualifications set forth in the Prospectus or in any letter, memorandum or other communication sent to it by ASIF,is person who is eligible to purchase the applicable class of Shares as described in the Prospectus. The RIA has made every reasonable effort to determine that the purchase of Shares and, if applicable, the election to participate in the distribution reinvestment plan by the investor is a suitable and appropriate investment for such investor. In making this determination, the RIA has ascertained that the investor: (a) meets the minimum income and net worth standards established for ASIF, as described in the Prospectus; (b) can reasonably benefit from the investment in ASIF based on the prospective investor’s overall investment objectives and portfolio structure; (c) is able to bear the economic risk of the investment based on the prospective investor’s overall financial situation; and (d) has apparent understanding of (1) the fundamental risks of the investment; (2) the risk that the investor may lose the entire investment; (3) the lack of liquidity of the Shares; (4) the restrictions on transferability of the Shares; (5) the tax consequences of the investment; and (6) the background of ASIF’s external adviser. The RIA has made this determination on the basis of information it has obtained from the investor(s), including at least the age, investment objectives, investment experiences, income, net worth, financial situation, and other investments of the prospective investor(s), as well as any other pertinent factors. The undersigned further represents and certifies that the RIA has delivered its Form CRS to the investor(s) and has delivered its Form CRS to all other retail customers of the RIA who have invested in ASIF. The RIA agrees to maintain records of the information used to determine that an investment in Shares is suitable and appropriate for the investor for a period of six years. The RIA further agrees to make the suitability records available to the Ares Affiliates upon request and to make them available to regulators and self-regulatory bodies upon ASIF’s receipt of a subpoena or other appropriate document request from such agency.

The RIA shall return this completed subscription agreement and any other applicable paperwork and a check or wire transfer in the amount of the investor’s purchase to a location mutually agreed upon by the RIA and ASIF, as set forth in this subscription agreement or other applicable paperwork. With respect to any use by the RIA of electronic delivery of the Prospectus and Supplemental Information and electronic signature of the subscription agreement, the RIA represents and warrants that it will comply with (a) all applicable rules, regulations and guidelines issued by the SEC, the North American Securities Administrators Association, Inc. (NASAA) and individual state securities administrators and any other applicable laws or regulations and guidelines pertaining to electronic delivery of the Prospectus and Supplemental Information and electronic signature of the subscription agreement; (b) all of the applicable requirements set forth in the NASAA Statement of Policy Regarding Use of Electronic Offering Documents and Electronic Signatures, as may be amended from time to time (the “Statement of Policy”) in every U.S. jurisdiction irrespective of whether the jurisdiction has adopted the Statement of Policy; and (c) the Electronic Signatures in the Global and National Commerce Act and the Uniform Electronic Transactions Act, to the extent applicable, as adopted in each applicable jurisdiction and any other applicable laws. The RIA acknowledges that it is acting as an agent of ASIF only with respect to the delivery of the Prospectus and Supplemental Information electronically, the administration of the subscription process and the obtainment of electronic signatures and only to the extent its actions are in compliance with the Statement of Policy and the provisions of this subscription agreement.

The Intermediary Manager will arrange for ASIF to provide the RIA with access to account records of the investor. The RIA represents that the investor has authorized the RIA to receive such information. The RIA confirms that it has and will continue to have in place internal privacy policies and procedures governing the disclosure of such information, and agrees to abide by and comply in all respects with the privacy standards and requirements of applicable federal or state law and its internal privacy policies and procedures.

Any Claim arising between an Ares Affiliates and/or the RIA (collectively, the “Parties”) relating to this subscription agreement or a securities offering made by ASIF (collectively, a “Claim”) (whether such Claim arises under any Federal, state or local statute or regulation, or at common law), shall be resolved by final and binding arbitration administered in accordance with the then current Commercial Arbitration Rules of the American Arbitration Association (“AAA”). Any matter to be settled by arbitration shall be submitted to the AAA in New York, New York, which shall be the exclusive venue for any such dispute and the Parties agree to abide by all awards rendered in such proceedings. The Parties shall attempt to designate one arbitrator from the AAA, but if they are unable to do so, then the AAA shall designate an arbitrator. Any arbitrator selected by the Parties or the AAA shall be a qualified person who has experience with complex securities disputes. The arbitration shall be final, binding, and enforceable in any court of competent jurisdiction. The Parties agree that upon application pursuant to the provisions of the Federal Arbitration Act 9 USC § 1 et seq. the court shall enter a judgment upon an award made pursuant to an arbitration under this subscription agreement.

The RIA agrees that ASIF or an Ares Affiliate may file an action to enjoin the RIA from pursuing any Claim arising between the Parties in any forum or venue other than that specified in this subscription agreement (“Suit for Injunctive Relief”). The exclusive venue for any Suit for Injunctive Relief, Motion to Confirm, Motion to Modify, or Motion to Vacate an award made under this subscription agreement shall be the United States District Court for the Southern District of New York. In the event the United States District Court for the Southern District of New York does not have subject matter jurisdiction, then such exclusive jurisdiction shall be in the New York County Supreme Court. The RIA hereby consents to the jurisdiction of the United States District Court for the Southern District of New York and the New York County Supreme Court for purposes of this subscription agreement and waives any right to challenge the exercise of personal jurisdiction or venue in connection with any Claim brought pursuant to this subscription agreement. This arbitration provision shall be binding upon the past, present, and future agents, employees, and representatives of the Parties.

The undersigned further confirms by its signature, on behalf of the RIA that, to the extent the investor identified herein is a plan, plan fiduciary, plan participant or beneficiary, IRA, or IRA owner subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (ERISA) or Section 4975 of the Internal Revenue Code of 1986, as amended (Code): (i) there is no financial interest, ownership interest, or other relationship, agreement, or understanding that would limit its ability to carry out its fiduciary responsibility to such investor beyond the control, direction, or influence of other persons involved in such investor’s purchase of Shares; (ii) it is capable of evaluating investment risk independently, both in general and with regard to particular transactions and investment strategies; and (iii) it is a fiduciary under ERISA or the Code, or both, with respect to such investor’s purchase of Shares, and it is responsible for exercising independent judgment in evaluating such investor’s purchase of Shares.

The undersigned confirms that the investor(s) meet the suitability standards set forth in the Prospectus and that the suitability provisions in section 11 of this subscription agreement have been discussed with the investor(s), if applicable, for their state of residence.

Name of RIA Representative	Name of RIA Firm

Mailing Address	RIA IARD#

City	State	ZIP	Name of Clearing Firm

CRD#	Telephone Number	E-mail Address

Signature — RIA Representative

Operations Contact (not required)

Please be aware that ASIF, Ares Capital Management LLC (“ACM” or the “Adviser”), AMCM and their respective officers, directors, employees and affiliates are not undertaking to provide impartial investment advice or to give advice in a fiduciary capacity in connection with ASIF’s public offering or the purchase of ASIF’s common stock and that the Adviser and AMCM have financial interests associated with the purchase of ASIF’s common stock, as described in the Prospectus, including fees, expense reimbursements and other payments they anticipate receiving from ASIF in connection with the purchase of ASIF’s common shares of beneficial interest.

No sale of shares may be completed until at least five (5) business days after you receive the final Prospectus. All items on this subscription agreement must be completed in order for a subscription to be processed. Subscribers should read the Prospectus in its entirety. For investors participating in the Distribution Reinvestment Plan or making additional purchases of shares, we request that such investors promptly notify ASIF and the RIA in writing if they experience a material change to their financial condition, including failure to meet the minimum income and net worth standards applicable to such investor, and can no longer make the representations and warranties set forth in Section 10.

11.Subscriber Signatures

☐

Discretionary Accounts. By checking this box, you represent you are an RIA that has been granted full discretionary authority to make investment decisions in by the investor identified in Section 5. Additionally, you must complete the “Attestation of a Limited POA and Discretionary Authority for Certain Ares Alternative Investment Offerings” in Annex A.

ASIF is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, ASIF may not be able to open your account. By signing the subscription agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

Please separately initial each of the representations below. In the case of joint investors, each investor must initial. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make the representations on your behalf. If you are unsure in any respect as to your suitability or accredited investor status, please contact your RIA Representative.In order to induce ASIF to accept this subscription, I hereby represent and warrant to you as follows:

A. All Items in this Section 11 must be read and initialed.

		Investor	Co-Investor
a)	I have received the Prospectus for ASIF at least five business days prior to the date hereof.	(a) Initials	Initials

b)

I have (A) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (B) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000.

		(b) Initials	Initials

c)

In addition to the general suitability requirements described above, I meet the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the Prospectus under “SUITABILITY STANDARDS.”

		(c) Initials	Initials

d)	If I am an entity that was formed for the purpose of purchasing shares, each individual that owns an interest in such entity meets the general suitability requirements described above.	(d) Initials	Initials

e)	I acknowledge that there is no public market for the shares, shares of this offering are not liquid and appropriate only as a long-term investment.	(e) Initials	Initials

f)

I acknowledge that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the Prospectus.

		(f) Initials	Initials

g)

I am purchasing the shares for my own account, or if I am purchasing shares on behalf of a trust or other entity of which I am a trustee or authorized agent, I have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.

		(g) Initials	Initials

h)	I acknowledge that ASIF may enter into transactions with Ares affiliates that involve conflicts of interest as described in the Prospectus.	(h) Initials	Initials

i)

I acknowledge that subscriptions must be submitted at least five business days prior to the first business day of each month and my investment will be executed as of the first business day of the applicable month at the NAV per share as of the last calendar day of the applicable month. I acknowledge that I will not know the NAV per share at which my investment will be executed at the time I subscribe and the NAV per share will generally be made available at https://www.areswms.com/solutions/asif/ as of the last calendar day of each month within 20 business days of the last calendar day of each month.

		(i) Initials	Initials

j)

I acknowledge that my subscription request will not be accepted any earlier than two business days before the first business day of each month. I acknowledge that I am not committed to purchase shares at the time my subscription order is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentence. I understand that I may withdraw my purchase request by notifying the transfer agent, through my financial intermediary or directly on ASIF’s toll-free, automated telephone line, 888-310-9352.

		(j) Initials	Initials

B.

If you live in any of the following states, please complete Section 11C: Alabama, California, Idaho, Iowa, Kansas, Kentucky, Maine, Massachusetts, Missouri, Nebraska, New Jersey, New Mexico, North Dakota, Ohio, Oregon, Pennsylvania, Puerto Rico, Tennessee, and Vermont.

In the case of sales to fiduciary accounts, the minimum standards in Section 11C shall be met by the beneficiary, the fiduciary, account, or, by the donor or grantor, who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

I declare that the information supplied in this subscription agreement is true and correct and may be relied upon by ASIF. I acknowledge that the Broker-Dealer/ Financial Advisor (Broker-Dealer/Financial Advisor of record) indicated in Section 10 of this subscription agreement and its designated clearing agent, if any, will have full access to my account information, including the number of shares I own, tax information (including the Form 1099) and redemption information. Investors may change the Broker-Dealer/Financial Advisor of record at any time by contacting ASIF Investor Relations at the number indicated below.

C.

For purposes of determining whether you satisfy the standards below, your net worth is calculated excluding the value of your home, home furnishings and automobiles, and, unless otherwise indicated, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Investors in the following states have the additional suitability standards as set forth below.

	Investor	Co-Investor

a)

If I am an Alabama resident, I must have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (b) a minimum net worth of $350,000. For these purposes, “net worth” shall be determined exclusive of my home, home furnishings, and automobiles. Additionally, I must limit my aggregate investment in ASIF and other non-traded direct participation programs to 10% of my liquid net worth at the time of my investment. This concentration limit shall not apply to investments made as a result of participation in a distribution reinvestment plan. For these purposes, “liquid net worth” is defined as that portion of net worth consisting of cash, cash equivalents, and readily marketable securities. The foregoing concentration limit does not apply to any investor that is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933.

	(a) Initials	Initials
b) If I am a California resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my liquid net worth in ASIF.	(b) Initials	Initials

c)

If I am an Idaho resident, I must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in ASIF shall not exceed 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

	(c) Initials	Initials

d)

If I am an Iowa resident, I (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings). If I am not an “accredited investor” as defined in Regulation D under the Securities Act of 1993, as amended, my investment in this offering and in the securities of other non-traded business development companies may not exceed 10% of my net worth.

	(d) Initials	Initials

e)

If I am a Kansas resident, I understand that the Securities Commissioner of Kansas recommends that I limit my aggregate investment in the securities of Ares Strategic Income Fund and other similar investments to not more than 10 percent of my liquid net worth. Liquid net worth shall be defined as that portion of the purchaser’s total net worth that is comprised of cash, cash equivalents, and readily marketable securities, as determined in conformity with GAAP.

	(e) Initials	Initials

f)

If I am a Kentucky resident, I may not invest more than 10% of my liquid net worth in ASIF or its affiliates. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.

	(f) Initials	Initials

	Investor	Co-Investor

g)

If I am a Maine resident, I acknowledge that it is recommended by the Maine Office of Securities that my aggregate investment in this offering and other similar direct participation investments not exceed 10% of my liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

	(g) Initials	Initials

h)

If I am a Massachusetts resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my liquid net worth in ASIF, in public, non-traded business development companies, in public, non-traded real estate investment trusts, and other illiquid direct participation programs. For these purposes, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

	(h) Initials	Initials
i) If I am a Missouri resident, no more than ten percent (10%) of my liquid net worth shall be invested in securities being registered in this offering.	(i) Initials	Initials

j)

If I am a Nebraska resident, I must have (i) either (a) an annual gross income of at least $70,000 and a net worth of at least $70,000, or (b) a net worth of at least $250,000; and (ii) I must limit my aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933 are not subject to the foregoing investment concentration limit.

	(j) Initials	Initials

k)

If I am a New Jersey investor, I must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $100,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, I acknowledge that if I am not an accredited investor, as defined at N.J.S.A. 49:3-49(p), my investment in Ares Strategic Income Fund, its affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs, and commodity pools (each, a “DIP Category”), but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of my liquid net worth. If I am an accredited investor, as defined at N.J.S.A. 49:3-49(p), I acknowledge that I may not invest more than ten percent (10%) of my liquid net worth in each DIP Category.

	(k) Initials	Initials

l)

I hereby acknowledge that the Class S shares, Class D shares and Class I shares will be subject to upfront placement fees or brokerage commissions of up to 3.5% of NAV for Class S shares, 2.0% of NAV for Class D shares and 2.0% of NAV for Class I shares. Class S shares and Class D shares are subject to an ongoing distribution and/or shareholder servicing fee equal to up to (a) for Class S shares, 0.85% per annum of the aggregate NAV of the outstanding Class S shares and (b) for Class D shares, 0.25% per annum of the aggregate NAV of the outstanding Class D shares. The purchase price per Share for each class of Shares will vary and will not be sold at a price below the Fund’s NAV per Share. Because the distribution and/or shareholder servicing fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding Shares of each such class, such distribution and/or shareholder servicing fees reduce the NAV with respect to all Shares of each such class, including Shares of each such class issued under our distribution reinvestment plan.

	(l) Initials	Initials

	Investor	Co-Investor

m)

If I am a New Mexico resident, in addition to the general suitability standards listed above, I may not invest, and I may not accept from an investor more than ten percent (10%) of my liquid net worth in shares of ASIF, its affiliates and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

	(m) Initials	Initials

n)

If I am a North Dakota resident who is not an “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, I have a net worth of at least ten times my investment in ASIF’s common shares.

	(n) Initials	Initials

o)

If I am an Ohio resident, it is unsuitable to invest more than 10% of my liquid net worth in the issuer, affiliates of the issuer, and in any other non- traded business development company. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus, total liabilities) comprised of cash, cash equivalents and readily marketable securities.

	(o) Initials	Initials
p) If I am an Oklahoma resident, my investment in ASIF may not exceed 10% of my liquid net worth.	(p) Initials	Initials

q)

If I am an Oregon resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my liquid net worth. Liquid net worth is defined as net worth excluding the value of the investor’s home, home furnishings and automobile.

	(q) Initials	Initials
r) If I am a Pennsylvania resident, I may not invest more than 10% of my liquid net worth in ASIF.	(r) Initials	Initials

s)

If I am a Puerto Rico resident, I may not invest more than 10% of my liquid net worth in ASIF, its affiliates and other non-traded business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.

	(s) Initials	Initials

t)

If I am a Tennessee resident who is not an “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, my investment in ASIF common stock may not exceed 10% of my net worth.

	(t) Initials	Initials

u)

If I am a Vermont resident and I am an accredited investor in Vermont, as defined in 17 C.F.R. § 230.501, I may invest freely in this offering. In addition to the suitability standards described above, if I am non-accredited Vermont investors, I may not purchase an amount in this offering that exceeds 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.

	(u) Initials	Initials

12.	Taxpayer Identification Number Certification (required for U.S. investors)

Under penalties of perjury, I certify that:

1.	The number shown on this subscription agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3.	I am a U.S. citizen or other U.S. person (including a resident alien) (defined in IRS Form W-9); and
4.	The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Investing in ASIF’s common shares involves a high degree of risk. You should purchase these securities only if you can afford the complete loss of your investment. See “Risk Factors” in the Prospectus for additional information. Also consider the following:

●	We have not identified specific investments that we will make with the proceeds of this offering. As a result, this may be deemed a “blind pool” offering and you will not have the opportunity to evaluate our investments before we make them.
●	You should not expect to be able to sell your common shares regardless of how we perform.
●	You should consider that you may not have access to the money you invest for an extended period of time.
●	We do not intend to list our common shares on any securities exchange, and we do not expect a secondary market in our common shares to develop prior to any listing.
●	Because you may be unable to sell your common shares, you will be unable to reduce your exposure in any market downturn.
●	We have a share repurchase program pursuant to which we intend to offer to repurchase, at the discretion of our Board of Trustees, up to 5% of our Common Shares outstanding in each quarter. In addition, to the extent we offer to repurchase our Common Shares in any particular quarter, any such repurchases will be at prices equal to the NAV per share as of the last calendar day of the applicable month designated by our Board of Trustees, except that ASIF deducts 2.00% from such NAV for shares that have not been outstanding for at least one year. Such share repurchase prices may be lower than the price at which you purchase our common shares in this offering. If shareholders seek to have an amount of shares repurchased that exceeds the repurchase offer amount, shares will generally be repurchased on a pro rata basis; however, our Board of Trustees may instead choose to amend the repurchase offer and accept for purchase all of our shares that were validly tendered.
●	You will bear varying expenses of ASIF, including organization and ongoing offering expenses, unless otherwise advanced by our investment adviser and not repaid by ASIF pursuant to the terms and conditions of the Expense Support and Conditional Reimbursement Agreement. These expenses, which are liabilities of ASIF, will reduce the NAV of common shares and you will have to receive a total return at least in excess of those expenses to receive an actual return on your investment. You will also bear upfront placement fees or brokerage commissions, depending on the class of common shares you purchase and the selling agent through whom you purchase such common shares.
●	An investment in our common shares is not suitable for you if you need access to the money you invest.
●	An investment in our common shares is suitable only for investors with the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in our common shares.
●	We cannot guarantee that we will continue to make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. A return of capital is a return of a portion of your original investment in our common shares.
●	Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by our investment adviser or its affiliates made pursuant to our Expense Support and Conditional Reimbursement Agreement that may be subject to reimbursement by us to our investment adviser or its affiliates. The repayment of any amounts owed to our investment adviser or our affiliates will reduce future distributions to which you would otherwise be entitled.
●	We use and expect to continue to use leverage, which magnifies the potential for loss on amounts invested in us.
●	We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Bonds that are rated below investment grade are sometimes referred to as “high yield bonds” or “junk bonds.” Unrated and below investment grade securities have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value. We intend to invest significantly in junk bonds.

13. Subscriber Signatures – All parties must sign.

I declare that the information supplied is true, correct and complete as of the date of this subscription agreement and may be relied upon by ASIF. I acknowledge and agree that the terms of this subscription agreement include only those terms on the subscription agreement and those specifically required to complete the subscription agreement. Any additional terms added to the subscription agreement by hand or otherwise are void and of no effect. The terms of the offering set forth in the Prospectus cannot be altered by this subscription agreement.

Investor Declarations

I acknowledge that the RIA and RIA Representative in Section 9 will have full access to my account information, including, but not limited to, the number of Shares I own, tax information (including the Form 1099), redemption information, and my social security number and other personal identifying information. Investors may request that the RIA and RIA Representative no longer be given access to this information at any time by contacting the Fund’s transfer agent, SS&C GIDS, Inc.

Signature of Investor	Date

Signature of Co-Investor or Custodian (If applicable)	Date

(Must be signed by custodian or trustee if plan is administered by a third party)

14.Miscellaneous

The Intermediary Manager is a broker-dealer affiliate of ACM, the investment adviser for ASIF, is registered with the SEC and is a member of FINRA. The Intermediary Manager does not sell securities directly to the general public. Rather, The Intermediary Manager’s primary business is the wholesale distribution of Ares’ managed or affiliated products. Sales to retail customers are generally conducted on a wholesale basis through other broker-dealers, investment advisers and banks. The Intermediary Manager does not make any investment recommendations nor provide investment advice to investors and has not, and is not responsible for, evaluating whether or not an investment in the shares of ASIF is in the best interest of the investor. Please be aware that ASIF, ACM, the Intermediary Manager and their respective officers, directors, employees and affiliates have financial interests associated with the purchase of Shares, as described in the Prospectus, including fees, expense reimbursements and other payments they anticipate receiving from the Fund in connection with the purchase of Shares.

If investors participating in the Distribution Reinvestment Plan or making subsequent purchases of shares of ASIF experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Sections 11 and 12 above, they are asked to promptly notify ASIF and the RIA through whom the investor is purchasing shares in writing. The RIA may notify ASIF if an investor participating in the Distribution Reinvestment Plan can no longer make the representations or warranties set forth in Sections 11 and 12 above, and ASIF may rely on such notification to terminate such investor’s participation in the Distribution Reinvestment Plan.

No sale of shares may be completed until at least five business days after you receive the final Prospectus. To be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price at least five business days prior to the first business day of the month (unless waived). You will receive a written confirmation of your purchase.

All items on the subscription agreement must be completed in order for your subscription to be processed. Subscribers are encouraged to read the Prospectus in its entirety for a complete explanation of an investment in the Shares of ASIF.

Please mail completed subscription agreement (with all signatures) and check(s) payable to: Ares Strategic Income Fund
Direct Overnight Mail: Ares Strategic Income Fund c/o SS&C GIDS, Inc. 801 Pennsylvania Ave., Suite 219270 Kansas City, MO 64105-1307	P.O. Box: Ares Management Capital Markets LLC c/o SS&C GIDS, Inc. P.O. Box 219270 Kansas City, MO 64105-1307

Ares Strategic Income Fund Contact Information:

Phone: 866.324.7348	Website: https://www.areswms.com/solutions/asif	Email: WMSoperations@aresmgmt.com

Annex A

Investor Name

Subscription Agreement — RIAs FOR CLASS D AND I SHARES Effective as of January 2026	Ares Strategic Income Fund

Annex A: Attestation of a Limited POA and Discretionary Authority

for Certain Ares Alternative Investment Offerings

Registered Investment Adviser (“RIA”) identified below hereby attests to Ares Management Capital Markets LLC (“AMCM”), the wholesale distributor for certain Ares-sponsored perpetual, semi-liquid investment products (collectively, the “Products”), that certain of RIA’s fiduciary clients have granted a limited power of attorney (“POA”) to RIA providing the RIA with full discretionary authority to make investment decisions (e.g., buy, sell, exchange, convert, tender, and redeem shares or other interests in a Product (“Shares”)) with respect to the Products on such clients’ behalf (the “Attestation”). RIA further agrees, represents, warrants, and covenants as follows:

I.RIA is duly organized and existing and in good standing under the laws of the state, commonwealth, or other jurisdiction in which RIA is organized.

II.RIA is empowered under applicable laws and by RIA’s organizational documents to provide this Attestation and there are no impediments, prior or existing, or regulatory, self-regulatory, administrative, civil, or criminal matters affecting RIA’s ability to fulfill this Attestation.

III.The execution, delivery, and performance of this Attestation; the incurrence of the obligations set forth herein; and the consummation of the transactions contemplated herein, including the issuance and sale of Shares, will not constitute a breach of, or default under, any agreement or instrument by which RIA is bound, or any order, rule, or regulation applicable to it of any court, governmental body, or regulatory agency having jurisdiction over it.

IV.All requisite actions have been taken to authorize RIA to provide this Attestation.

V.RIA shall notify AMCM, promptly in writing, of any written claim or complaint or any enforcement action or other proceeding related to this Attestation or the execution of RIA’s instructions in reliance on this Attestation, against the RIA or its principals, affiliates, officers, directors, employees or agents, or any person who controls RIA.

VI.RIA is acting solely as a fiduciary for its clients with respect to their purchase or sale of, or other transaction with respect to, Shares and is not acting for RIA’s own account.

VII.RIA’s clients satisfy the investor suitability standards and minimum investment requirements under the most restrictive of the following: (a) applicable provisions described in the Product’s prospectus or offering memorandum, including minimum income and net worth standards; and (b) applicable laws of the jurisdiction in which such client is a resident.

VIII.In submitting a completed subscription agreement for the purchase of Shares on behalf of its client, RIA shall have reasonable grounds to believe, on the basis of information obtained from the client (and thereafter maintained in the manner and for the period required by applicable law) concerning the client’s age, investment objectives, other investments, financial situation and needs, and any other relevant information, that (i) the client can reasonably benefit from an investment in the Shares based on the client’s overall investment objectives and portfolio, (ii) the client is able to bear the economic risk of the investment based on the client’s overall financial situation and (iii) the client has an apparent understanding of (A) the fundamental risks of the investment, (B) the risk that the client may lose his or her entire investment, (C) the lack of liquidity of the Shares, and (D) the tax consequences of an investment in the Shares.

A-1

IX.An RIA client’s grant of a POA and discretionary authority is and shall be current and in-force at the time of any instruction to execute a transaction with respect to the Shares submitted by RIA to AMCM or the Product.

X.RIA shall confirm, if applicable, to AMCM and/or the Product at the time of any instruction to execute a transaction with respect to the Shares that such instruction is being provided pursuant to the client’s grant of a POA and discretionary authority to execute such transaction. Such confirmation shall take the form of checking the box on the applicable subscription agreement or other transaction form for the Product or, if the instruction involves a transaction not covered by a standard Product transaction form, such confirmation shall otherwise be made in writing by RIA when submitting the instruction to AMCM and/ or the Product.

XI.Upon request, RIA will promptly provide to AMCM a copy of the POA or other authorization granted to RIA by its client.

XII.RIA agrees to indemnify and hold harmless AMCM and the Products, their respective affiliates and the directors, officers, employees and agents of AMCM, the Products and their respective affiliates from and against all claims, actions, costs, and liabilities, including attorneys’ fees, arising out of or relating to: (a) their reliance on this Attestation; and (b) their execution of RIA’s instructions.

Name of RIA Firm

Signed	Date

Name of Authorized Signatory	Title

A-2

Ares Strategic Income Fund

Maximum Offering of $15,000,000,000 in Common Shares

PROSPECTUS

We have not authorized anyone to provide any information other than that contained in this prospectus or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. No dealer, salesperson or other person is authorized to make any representations other than those contained in this prospectus and supplemental literature authorized by Ares Strategic Income Fund and referred to in this prospectus, and, if given or made, such representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

April 24, 2026

PART C

Other Information

Item 25.    Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of Ares Strategic Income Fund are included in Part A of this Registration Statement.

(2) Exhibits

(a)	Fourth Amended and Restated Declaration of Trust (incorporated by reference to Exhibit 3.1 to the Fund’s Current Report on Form 8-K, filed on May 25, 2023).
(b)	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Fund’s Current Report on Form 8-K, filed on May 25, 2023).
(d)(1)	Third Amended and Restated Multiple Class Plan (incorporated by reference to Exhibit 10.3 to the Fund’s Current Report on Form 10-Q, filed on August 13, 2024).
(d)(2)

Indenture, dated as of June 5, 2024, by and between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Fund’s Current Report on Form 8-K, filed on June 5, 2024).

(d)(3)

First Supplemental Indenture, dated as of June 5, 2024, relating to the 6.350% Notes due 2029, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on June 5, 2024).

(d)(4)	Form of 6.350% Notes due 2029 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on June 5, 2024).
(d)(5)

Second Supplemental Indenture, dated as of October 2, 2024, relating to the 5.600% Notes due 2030, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Fund’s Current Report on Form 8-K, filed on October 2, 2024).

(d)(6)	Form of 5.600% Notes due 2030 (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on October 2, 2024).
(d)(7)

Third Supplemental Indenture, dated as of November 21, 2024, relating to the 5.700% Notes due 2028, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Fund’s Current Report on Form 8-K, filed on November 21, 2024).

(d)(8)	Form of 5.700% Notes due 2028 (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on November 21, 2024).
(d)(9)

Fourth Supplemental Indenture, dated as of January 21, 2025, relating to the 6.200% Notes due 2032, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on January 21, 2025).

(d)(10)	Form of 6.200% Notes due 2032 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on January 21, 2025).
(d)(11)

Fifth Supplemental Indenture, dated as of June 9, 2025, relating to the 5.450% Notes due 2028, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on June 9, 2025).

(d)(12)	Form of 5.450% Notes due 2028 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on June 9, 2025).
(d)(13)

Sixth Supplemental Indenture, dated as of June 9, 2025, relating to the 5.800% Notes due 2030, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on June 9, 2025).

(d)(14)	Form of 5.800% Notes due 2030 (incorporated by reference to Exhibit 4.5 to the Fund’s Current Report on Form 8-K, filed on June 9, 2025).
(d)(15)

Seventh Supplemental Indenture, dated as of September 15, 2025, relating to the 4.580% Notes due 2029, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on September 15, 2025).

(d)(16)	Form of 4.580% Notes due 2029 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on September 15, 2025).
(d)(17)

Eighth Supplemental Indenture, dated as of September 15, 2025, relating to the 5.150% Notes due 2031, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on September 15, 2025).

(d)(18)	Form of 5.150% Notes due 2031 (incorporated by reference to Exhibit 4.5 to the Fund’s Current Report on Form 8-K, filed on September 15, 2025).
(d)(19)

Ninth Supplemental Indenture, dated as of January 29, 2026, relating to the 5.550% Notes due 2031, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on January 29, 2026).

(d)(20)	Form of 5.550% Notes due 2031 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on January 29, 2026).
(d)(21)

Indenture, dated as of November 14, 2024, by and between Ares Direct Lending CLO 3 LLC, as issuer, and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).

(d)(22)	Form of Class A-1 Senior Floating Rate Notes due 2037 (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).
(d)(23)	Form of Class A-2 Senior Floating Rate Notes due 2037 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).
(d)(24)	Form of Class B Senior Floating Rate Notes due 2037 (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).
(d)(25)	Form of Subordinated Notes due 2037 (incorporated by reference to Exhibit 4.5 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).
(d)(26)

Indenture and Security Agreement, dated as of April 10, 2025, by and between Ares Direct Lending CLO 5 LLC, as issuer, and U.S. Bank Trust Company, National Association, as collateral trustee (incorporated by reference to Exhibit 4.1 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).

(d)(27)	Form of Class A-1 Senior Floating Rate Notes due 2038 (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).
(d)(28)	Form of Class A-2 Senior Floating Rate Notes due 2038 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).
(d)(29)	Form of Class B Senior Floating Rate Notes due 2038 (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).
(d)(30)	Form of Subordinated Notes due 2038 (incorporated by reference to Exhibit 4.5 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).
(d)(31)

Indenture and Security Agreement, dated as of December 18, 2025, by and between Ares Direct Lending CLO 8 LLC, as issuer, and U.S. Bank Trust Company, National Association, as collateral trustee (incorporated by reference to Exhibit 4.1 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).

(d)(32)	Form of Class A-1 Senior Floating Rate Notes due 2039 (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).
(d)(33)	Form of Class A-2 Senior Floating Rate Notes due 2039 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).
(d)(34)	Form of Class B Senior Floating Rate Notes due 2039 (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).
(d)(35)	Form of Class C Senior Floating Rate Notes due 2039 (incorporated by reference to Exhibit 4.5 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).
(d)(36)	Form of Subordinated Notes due 2039 (incorporated by reference to Exhibit 4.6 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).
(e)	Distribution Reinvestment Plan (incorporated by reference to Exhibit (e) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).
(g)	Third Amended and Restated Investment Advisory and Management Agreement (incorporated by reference to Exhibit 10.3 to the Fund’s Annual Report on Form 10-K, filed on March 9, 2026).
(h)(1)

Amended and Restated Intermediary Manager Agreement (incorporated by reference to Exhibit (h)(3) to the Fund’s Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-286709), filed on December 22, 2025).

(h)(2)

Form of Selected Intermediary Agreement (Included as Exhibit A to the Amended and Restated Intermediary Manager Agreement) (incorporated by reference to Exhibit (h)(4) to the Fund’s Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-286709), filed on December 22, 2025).

(h)(3)

Amended and Restated Distribution and Shareholder Servicing Plan (incorporated by reference to Exhibit (h)(6) to the Fund’s Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-286709), filed on December 22, 2025).

(j)(1)	Custody Agreement (incorporated by reference to Exhibit (j)(1) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).
(j)(2)	Document Custody Agreement (incorporated by reference to Exhibit (j)(2) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).

(k)(1)	Second Amended and Restated Administration Agreement (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on September 12, 2024).
(k)(2)	Transfer Agency Services Agreement (incorporated by reference to Exhibit (k)(2) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).
(k)(3)

Expense Support and Conditional Reimbursement Agreement by and among the Fund and Adviser (incorporated by reference to Exhibit (k)(3) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).

(k)(4)

Form of Indemnification Agreement by and between the Fund and each of its Trustees and certain of its officers (incorporated by reference to Exhibit (k)(4) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).

(k)(5)

Form of Indemnification Agreement by and between the Fund and members of the Investment Committee of the Adviser (incorporated by reference to Exhibit (k)(5) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).

(k)(6)

Second Amended and Restated Senior Secured Credit Agreement, dated as of April 15, 2025, by and among Ares Strategic Income Fund, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on April 21, 2025).

(k)(7)

Commitment Increase Agreement, dated as of October 25, 2024, among Ares Strategic Income Fund, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.7 in the Fund’s Quarterly Report on Form 10-Q, filed on November 8, 2024).

(k)(8)

Loan and Servicing Agreement, dated as of July 26, 2023, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as equityholder and servicer, the lenders from time to time parties thereto, Société Générale, as agent, the collateral agent and collateral administrator party, and the document custodian party (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on August 1, 2023).

(k)(9)

Amendment No. 1 to the Loan and Servicing Agreement, dated as of December 19, 2023, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as equityholder and servicer, the lenders from time to time parties thereto, Société Générale, as agent and swingline lender, the collateral agent and collateral administrator party, and the document custodian party (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on December 22, 2023).

(k)(10)

Amendment No. 2 to the Loan and Servicing Agreement, dated as of February 9, 2024, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as equityholder and servicer, the lenders from time to time parties thereto, Société Générale, as agent and swingline lender, the collateral agent and collateral administrator party, and the document custodian party (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on February 13, 2024).

(k)(11)

Amendment No. 3 to the Loan and Servicing Agreement, dated as of February 27, 2024, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as equityholder and servicer, the lenders from time to time party thereto, Société Générale, as agent and swingline lender, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, and U.S. Bank National Association, as document custodian (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on March 4, 2024).

(k)(12)

Omnibus Amendment to Transaction Documents, dated as of August 28, 2024, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as servicer, the lenders from time to time party thereto, and Société Générale, as agent and swingline lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on August 30, 2024).

(k)(13)

Amendment No. 5 to the Loan and Servicing Agreement, dated as of February 21, 2025, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as equityholder and servicer, the lenders from time to time party thereto, Société Générale, as agent and swingline lender, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, and U.S. Bank National Association, as document custodian (incorporated by reference to Exhibit 10.21 to the Fund’s Annual Report on Form 10-K, filed on March 10, 2025).

(k)(14)

Amendment No. 6 to the Loan and Servicing Agreement, dated as of August 1, 2025, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as servicer, the lenders from time to time party thereto, and Société Générale, as agent and swingline lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on August 6, 2025).

(k)(15)

Amendment No. 7 to the Loan and Servicing Agreement, dated as of December 5, 2025, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as servicer, the lenders from time to time party thereto, and Société Générale, as agent and swingline lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on December 8, 2025).

(k)(16)

Amendment No. 8 to Loan and Servicing Agreement, dated as of February 6, 2026, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as servicer, the lenders from time to time party thereto, Société Générale, as agent and swingline lender, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, and U.S. Bank National Association, as document custodian (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on February 11, 2026).

(k)(17)

Credit Agreement, dated as of March 1, 2024, among ASIF Funding II, LLC, as borrower, Ares Strategic Income Fund, as parent and servicer, the lenders from time to time party thereto, The Bank of Nova Scotia, as administrative agent, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, and U.S. Bank National Association, as custodian and document custodian (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on March 6, 2024).

(k)(18)

Amendment No. 1 to Credit Agreement, dated as of August 2, 2024, among ASIF Funding II, LLC, as borrower, Ares Strategic Income Fund, as parent and servicer and The Bank of Nova Scotia, as administrative agent and revolving lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on August 7, 2024).

(k)(19)

Amendment No. 2 to Credit Agreement, dated as of August 29, 2024, among ASIF Funding II, LLC, as borrower, Ares Strategic Income Fund, as parent and servicer and The Bank of Nova Scotia, as administrative agent and revolving lender (incorporated by reference to Exhibit 10.5 to the Fund’s Quarterly Report on Form 10-Q, filed on November 8, 2024).

(k)(20)

Amendment No. 3 to Credit Agreement, dated as of October 4, 2024, among ASIF Funding II, LLC, as borrower, Ares Strategic Income Fund, as parent and servicer and The Bank of Nova Scotia, as administrative agent and revolving lender (incorporated by reference to Exhibit 10.6 to the Fund’s Quarterly Report on Form 10-Q, filed on November 8, 2024).

(k)(21)

Amendment No. 4 to Credit Agreement, dated as of April 8, 2025, among ASIF Funding II, LLC, as borrower, Ares Strategic Income Fund, as parent and servicer and The Bank of Nova Scotia, as administrative agent and revolving lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).

(k)(22)

Amendment No. 5 to Credit Agreement, dated as of May 21, 2025, among ASIF Funding II, LLC, as borrower, Ares Strategic Income Fund, as parent and servicer and The Bank of Nova Scotia, as administrative agent and revolving lender (incorporated by reference to Exhibit 10.31 to the Fund’s Annual Report on Form 10-K, filed on March 9, 2026).

(k)(23)

Amendment No. 6 to Credit Agreement, dated as of January 29, 2026, among ASIF Funding II, LLC, as borrower, Ares Strategic Income Fund, as parent and servicer and The Bank of Nova Scotia, as administrative agent and revolving lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on February 4, 2026).

(k)(24)

Contribution Agreement, dated as of July 26, 2023, among Ares Strategic Income Fund, as transferor, and ASIF Funding I, LLC, as transferee (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on August 1, 2023).

(k)(25)

Contribution Agreement, dated as of March 1, 2024, among Ares Strategic Income Fund, as transferor, and ASIF Funding II, LLC, as transferee (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on March 6, 2024).

(k)(26)	Trademark License Agreement (incorporated by reference to Exhibit 10.24 to the Fund’s Annual Report on Form 10-K, filed on March 14, 2024).
(k)(27)

Collateral Administration Agreement, dated as of November 14, 2024, by and between Ares Direct Lending CLO 3 LLC, as issuer, Ares Capital Management LLC, as asset manager, and U.S. Bank Trust Company, National Association as collateral administrator (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).

(k)(28)

Asset Management Agreement, dated as of November 14, 2024, by and between Ares Direct Lending CLO 3 LLC, as issuer and Ares Capital Management LLC, as asset manager (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).

(k)(29)

Master Purchase and Sale Agreement, dated as of November 14, 2024, by and between Ares Strategic Income Fund, as seller, and Ares Direct Lending CLO 3 LLC, as buyer (incorporated by reference to Exhibit 10.3 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).

(k)(30)

Contribution Agreement, dated as of November 14, 2024, by and between Ares Strategic Income Fund, as transferor, and Ares Direct Lending CLO 3 LLC, as transferee (incorporated by reference to Exhibit 10.4 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).

(k)(31)

Revolving Credit and Security Agreement, dated as of November 26, 2024, among ASIF Funding III, LLC, as borrower, the lenders from time to time party thereto, BNP Paribas, as administrative agent, Ares Strategic Income Fund, as equityholder and servicer, and U.S. Bank Trust Company, National Association, as collateral agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on December 3, 2024).

(k)(32)

First Amendment to the Revolving Credit and Security Agreement and Termination Agreement, dated as of October 21, 2025, among ASIF Funding III, LLC, as borrower, BNP Paribas, as administrative agent and lender, Ares Strategic Income Fund, as equityholder and servicer, and U.S. Bank Trust Company, National Association, as collateral agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on October 23, 2025).

(k)(33)

Contribution Agreement, dated as of November 26, 2024, among Ares Strategic Income Fund, as transferor, and ASIF Funding III, LLC, as transferee (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on December 3, 2024).

(k)(34)

Facility Agreement, dated as of December 12, 2024, among Ares Dino TopCo 2 Sarl, as parent, Ares Dino Holdco 2 Sarl, as borrower, Goldman Sachs Bank USA, as arranger, Alter Domus Agency Services (UK) Limited, as facility agent, Alter Domus Trustees (UK) Limited, as security agent and trustee and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.41 to the Fund’s Annual Report on Form 10-K, filed on March 10, 2025).

(k)(35)

Class A-1A Credit Agreement, dated as of April 10, 2025, by and among Ares Direct Lending CLO 5 LLC, as borrower, the lenders party thereto, and U.S. Bank Trust Company, National Association, as loan agent and collateral trustee (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).

(k)(36)

Collateral Administration Agreement, dated as of April 10, 2025, by and between Ares Direct Lending CLO 5 LLC, as issuer, Ares Capital Management LLC, as asset manager, and U.S. Bank Trust Company, National Association as collateral administrator (incorporated by reference to Exhibit 10.3 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).

(k)(37)

Asset Management Agreement, dated as of April 10, 2025, by and between Ares Direct Lending CLO 5 LLC, as issuer and Ares Capital Management LLC, as asset manager (incorporated by reference to Exhibit 10.4 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).

(k)(38)

Master Purchase and Sale Agreement, dated as of April 10, 2025, by and between Ares Strategic Income Fund, as seller, and Ares Direct Lending CLO 5 LLC, as buyer (incorporated by reference to Exhibit 10.5 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).

(k)(39)

Contribution Agreement, dated as of April 10, 2025, by and between Ares Strategic Income Fund, as transferor, and Ares Direct Lending CLO 5 LLC, as transferee (incorporated by reference to Exhibit 10.6 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).

(k)(40)

Registration Rights Agreement, dated as of June 9, 2025, relating to the 5.450% Notes due 2028, by and among Ares Strategic Income Fund and BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 4.6 to the Fund’s Current Report on Form 8-K, filed on June 9, 2025).

(k)(41)

Registration Rights Agreement, dated as of June 9, 2025, relating to the 5.800% Notes due 2030, by and among Ares Strategic Income Fund and BNP Paribas Securities Corp., BofA Securities, Inc., J.P. Morgan Securities LLC, SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 4.7 to the Fund’s Current Report on Form 8-K, filed on June 9, 2025).

(k)(42)

Registration Rights Agreement, dated as of September 15, 2025, relating to the 4.850% Notes due 2029, by and among Ares Strategic Income Fund and BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 4.6 to the Fund’s Current Report on Form 8-K, filed on September 15, 2025).

(k)(43)

Registration Rights Agreement, dated as of September 15, 2025, relating to the 5.150% Notes due 2031, by and among Ares Strategic Income Fund and BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 4.7 to the Fund’s Current Report on Form 8-K, filed on September 15, 2025).

(k)(44)

Registration Rights Agreement, dated as of January 29, 2026, relating to the 5.550% Notes due 2031, by and among Ares Strategic Income Fund and BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on January 29, 2026).

(k)(45)

Class A-1A Credit Agreement, dated as of December 18, 2025, by and among Ares Direct Lending CLO 8 LLC, as borrower, the lenders party thereto, and U.S. Bank Trust Company, National Association, as loan agent and collateral trustee (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).

(k)(46)

Collateral Administration Agreement, dated as of December 18, 2025, by and between Ares Direct Lending CLO 8 LLC, as issuer, Ares Capital Management LLC, as asset manager, and U.S. Bank Trust Company, National Association as collateral administrator (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).

(k)(47)

Asset Management Agreement, dated as of December 18, 2025, by and between Ares Direct Lending CLO 8 LLC, as issuer and Ares Capital Management LLC, as asset manager (incorporated by reference to Exhibit 10.3 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).

(k)(48)

Master Purchase and Sale Agreement, dated as of December 18, 2025, by and between Ares Strategic Income Fund, as seller, and Ares Direct Lending CLO 8 LLC, as buyer (incorporated by reference to Exhibit 10.4 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).

(k)(49)

Contribution Agreement, dated as of December 18, 2025, by and between Ares Strategic Income Fund, as transferor, and Ares Direct Lending CLO 8 LLC, as transferee (incorporated by reference to Exhibit 10.5 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).

(l)	Opinion of Richards, Layton & Finger, P.A. (incorporated by reference to Exhibit (l)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-286709), filed on April 23, 2025).
(n)(1)	Consent of Independent Registered Public Accounting Firm (incorporated by reference to Exhibit (n)(1) to the Fund’s Registration Statement on Form N-2 (File No. 333-286709), filed on June 17, 2025).
(n)(2)	Report of Independent Registered Accounting Firm (included in the financial statements in Part A of the Registration Statement).
(n)(3)	Consent of Independent Registered Public Accounting Firm*
(p)(1)	Initial Subscription Agreement (incorporated by reference to Exhibit (p)(1) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).
(p)(2)	Form of Public Offering Subscription Agreement (included in the Prospectus as Appendix A)*
(r)(1)

Code of Ethics of Ares Strategic Income Fund (incorporated by reference to Exhibit (r)(1) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).

(r)(2)

Code of Ethics of our investment adviser and our intermediary manager (incorporated by reference to Exhibit (r)(2) to the Fund’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-286709), filed on June 17, 2025).

(s)	Calculation of Filing Fee Table (incorporated by reference to Exhibit (s) to the Fund’s Registration Statement on Form N-2 (File No. 333-286709), filed on April 23, 2025).
(t)	Power of Attorney (incorporated by reference to Exhibit (t) to the Fund’s Registration Statement on Form N-2 (File No. 333-286709), filed on April 23, 2025).
*	Filed herewith

Item 26.    Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.    Other Expenses of Issuance and Distribution

Not Applicable.

Item 28.    Persons Controlled By Or Under Common Control

The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

Controlling Entity	Name of entity and place of jurisdiction	Nature of Control
Ares Strategic Income Fund	Ares Dino TopCo 2 Sarl (Luxembourg)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	Ares Dino HoldCo 2 Sarl (Luxembourg)	Controlling entity owns 100% of equity of its sole shareholder (Ares Dino TopCo 2 Sarl).
Ares Strategic Income Fund	Ares Direct Lending CLO 3 LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	Ares Direct Lending CLO 5 LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	Ares Direct Lending CLO 8 LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	Ares Strategic Investments Luxembourg Sarl (Luxembourg)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF Cayman Holdings Ltd. (Cayman Islands)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF Equity I LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF Equity II LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF FIN LLC (Delaware)	Controlling entity owns 100% of equity of its sole member and manager (ASIF Holdings Inc.).
Ares Strategic Income Fund	ASIF Funding I, LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF Funding II, LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF Funding III, LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF Holdings Inc. (Delaware	Controlling entity owns 100% of equity.

Item 29.    Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s common shares at March 31, 2026.

Title of Class	Number of Record Holders
Class S	10,804
Class D	1,998
Class I	8,606

Item 30.    Indemnification

The information contained under the heading “Description of Our Common Shares.” “Investment Advisory and Management Agreement and Administration Agreement” and “Plan of Distribution — Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has obtained liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office) on a claims-made basis.

Item 31.    Business and Other Connections of Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which Ares Capital Management LLC, and each managing director, director or executive officer of Ares Capital Management LLC, is or has been, during the past two fiscal years, engaged in for their own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information regarding Ares Capital Management LLC and its officers and managing member is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-63168), and is incorporated herein by reference.

Item 32.    Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)the Registrant;

(2)the transfer agent;

(3)the Custodian;

(4)our investment adviser; and

(5)our administrator.

Item 33.    Management Services

Not Applicable.

Item 34.    Undertakings

We hereby undertake:

(1)to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i)to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C (17 CFR 230.430C): Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(5)that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(ii)free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;
(iii)the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act (17 CFR 230.482) relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iv)any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;

(6)that, for purpose of determining any liability under the Securities Act:

(i)the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii)each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be initial bona fide offering thereof; and

(7)to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that this Registration Statement on Form N-2 meets all of the requirements for effectiveness under Rule 486(b) under the Securities Act and has caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 24th day of April 2026.

ARES STRATEGIC INCOME FUND

By:	/s/ Michael L. Smith
Name: Michael L. Smith
Title: Co-Chief Executive Officer and Trustee

By:	/s/ Mitchell Goldstein
Name: Mitchell Goldstein
Title: Co-Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacity and on the date indicated.

Signature	Title	Date

/s/ Michael L. Smith	Co-Chief Executive Officer and Trustee	April 24, 2026
Michael L. Smith	(Principal Executive Officer)

/s/ Mitchell Goldstein	Co-Chief Executive Officer and Trustee	April 24, 2026
Mitchell Goldstein	(Principal Executive Officer)

/s/ Scott C. Lem	Chief Financial Officer and Treasurer	April 24, 2026
Scott C. Lem	(Principal Financial Officer)

/s/ Paul Cho	Chief Accounting Officer	April 24, 2026
Paul Cho	(Principal Accounting Officer)

*	Trustee	April 24, 2026
Sandra R. Anceleitz

*	Trustee	April 24, 2026
Ann Torre Bates

*	Trustee	April 24, 2026
R. Kipp deVeer

*	Trustee	April 24, 2026
Eric B. Siegel

*	Trustee	April 24, 2026
Steven B. McKeever

*By:	/s/ Scott C. Lem
Scott C. Lem
As Agent or Attorney-in-Fact

April 24, 2026

The original powers of attorney authorizing R. Kipp deVeer, Scott C. Lem, Michael L. Smith, Mitchell Goldstein, Lisa Morgan and Naseem Sagati Aghili to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed have been executed and filed as an Exhibit hereto.